Form 20-F
period 2005-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2006-04-24
CIK 1105841

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

                        Commission file number: 000 30827

                         ClickSoftware Technologies Ltd.
             (Exact name of Registrant as specified in its charter)

                                 State of Israel
                 (Jurisdiction of incorporation or organization)

                               34 HaBarzel Street
                             Tel Aviv, 69710 Israel
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
Ordinary Shares, par                   Nasdaq Stock Market
value of NIS 0.02

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report

          27,634,707 Ordinary Shares, par value NIS 0.02 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

       [ ]  Yes      [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

       [ ]  Yes      [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       [X]  Yes      [ ]  No


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 1

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).


[ ] Large Accelerated Filer   [ ]  Accelerated Filer   [X] Non-Accelerated Filer


Indicate by check mark which financial statement item the registrant has elected to follow.

         [ ] Item 17     [X]  Item 18


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

       [ ]  Yes      [X]  No



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 2

                                TABLE OF CONTENTS
                                -----------------
Item Number  Title                                                          Page
-----------  -----                                                          ----

PART ONE

Item 1.      Identity of Directors, Senior Management and Advisers ............4
Item 2.      Offer Statistics and Expected Timetable ..........................4
Item 3.      Key Information ..................................................4
Item 4.      Information on the Company ......................................16
Item 4A      Unresolved Staff Comments .......................................21
Item 5.      Operating and Financial Review and Prospects ....................21
Item 6.      Directors, Senior Management and Employees ......................32
Item 7.      Major Shareholders and Related Party Transactions ...............37
Item 8.      Financial Information ...........................................38
Item 9.      The Offer and Listing ...........................................39
Item 10.     Additional Information ..........................................40
Item 11.     Quantitative and Qualitative Disclosure about Market Risk .......52
Item 12.     Description of Securities Other than Equity Securities ..........53


PART TWO

Item 13.     Defaults, Dividend Arrearages and Delinquencies .................54
Item 14.     Material Modifications to the Rights of Security Holders and
             Use of Proceeds .................................................54
Item 15.     Controls and Procedures .........................................54
Item 16A.    Audit Committee Financial Expert ................................54
Item 16B.    Code of Ethics; Standards of Business Conduct ...................54
Item 16C.    Principal Accountant Fees and Services ..........................54
Item 16D.    Exemptions from the Listing Standards for Audit Committees ......55
Item 16E.    Purchases of Equity Securities by the Issuer and
             Affiliated Purchasers ...........................................55


PART THREE

Item 17.     Financial Statements ............................................56
Item 18.     Financial Statements ............................................56
Item 19.     Exhibits ........................................................74



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 3

                                     PART I
                                     ------


ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

3A.     Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2001, 2002 and 2003 and for each of the years ended December 31, 2001 and December 31, 2002 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report. Historical information as of and for the five years ended December 31, 2005 is derived from our consolidated financial statements that have been audited by Brightman Almagor, a member of Deloitte Touche Tohmatsu.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 4


                   Consolidated Statement of Operations Data - Year Ended December 31
                          (in thousands of U.S. dollars, except per share data)

                                            2005         2004         2003         2002         2001
                                            ----         ----         ----         ----         ----

Revenues                                 $ 24,067     $ 22,705     $ 22,410     $ 15,753     $ 18,175
Cost of revenues                            9,792        7,504        7,586        6,753        6,296
                                     -----------------------------------------------------------------
Gross profit                               14,275       15,201       14,824        9,000       11,879
                                     -----------------------------------------------------------------
Research and Development                    3,128        2,710        1,911        2,806        3,246
expenses, net
Selling and Marketing expenses             10,124        8,939        7,836       10,473       12,499
General and Administrative expenses         3,119        2,809        3,494        3,106        4,048
Restructuring and assets impairment             -            -            -        2,665          294
Amortization of deferred
stock-based compensation                       19            9          101          300          437
                                     -----------------------------------------------------------------
Total operating expenses                   16,390       14,467       13,342       19,350       20,524
                                     -----------------------------------------------------------------
Operating (loss) income                    (2,115)         734        1,482      (10,350)      (8,645)
Interest and other income, net                122          179          259          252          649
                                     -----------------------------------------------------------------
Net (loss) income                       $  (1,993)      $  913       $1,741     $(10,098)    $ (7,996)
                                     -----------------------------------------------------------------
Basic net (loss) income per share       $   (0.07)      $ 0.03       $ 0.07     $  0.40)     $  (0.32)
Diluted net (loss) income per share     $   (0.07)      $ 0.03       $ 0.06     $ (0.40)     $  (0.32)
Shares used in computing basic net
(loss) income per share                27,514,262   27,202,804   25,847,758   25,553,891   25,322,771
                                     -----------------------------------------------------------------
Shares used in computing diluted
net (loss) income per share            27,514,262   28,336,450   26,874,351   25,553,891   25,322,771
                                     -----------------------------------------------------------------




                          Consolidated Balance Sheet Data - Year Ended December 31
                         (in thousands of U.S. dollars, except for shares data)

                                          2005         2004         2003         2002         2001
                                          ----         ----         ----         ----         ----
Working capital                         $ 8,824     $ 10,328      $ 8,821      $ 5,849     $ 14,191
Total assets                             21,004       20,249       17,455       13,957       20,700
Long-term liabilities                     1,786        1,677        1,490        1,476        1,400
Shareholders' equity                      9,263       10,872        9,613        6,684       16,428
Number of shares outstanding         27,634,707   27,403,159   27,080,955   26,373,249   26,246,454




________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 5

3B.      Capitalization and indebtedness

Not applicable.

3C.      Reasons for the offer and use of proceeds

Not applicable.

3D.      Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could affect our business, financial condition and results of operations. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. Some of the more relevant risks are described below.

You should carefully consider the following factors and other information in this annual report before you decide to invest in our ordinary shares. If any of the negative events referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

WE MAY NOT BE ABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

We expect to continue to incur significant sales and marketing and research and development expenses. Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced if we experience revenue declines. As a result, we need to generate and maintain growing revenues in order to achieve and maintain profitability, which we may not be able to do.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE.

Our quarterly operating results are difficult to predict and are not a good measure for comparison. Our operating history shows that a significant percentage of our quarterly revenues comes from orders placed towards the end of a given quarter. Frequently, we are reliant upon a sale of significant size to a single customer. A delay in the completion of any such sale past the end of a particular quarter could negatively impact results for that quarter, and such negative impact could be significant. In addition, a portion of our business is recognized based on contract accounting, and it is difficult to predict the rate of completion in a given quarter. Because our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced to respond to decreases in revenues, if revenue levels fall below expectations, net income may be disproportionately affected.

Even without the delay of a significant sale, our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares may decrease. The factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

     o the volume and timing of customer orders, including a trend toward larger customers generating larger transactions;

     o internal budget constraints and approval processes of our current and prospective clients;

     o    the length and unpredictability of our sales cycle;

     o the recognition of a portion of our business on a contract accounting basis;

     o the indirect nature of our sales efforts through our channel and strategic partners;

     o the mix of revenue generated by product licenses and professional services;

     o    the geographic mix of revenue;

     o announcements or introductions of new products or product enhancements by us or our competitors;


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 6

     o changes in prices of and the adoption of different pricing strategies for our products and those of our competitors;

     o    timing and amount of sales and marketing expenses;

     o changes in the composition and success of our business and partner relationships;

     o technical difficulties or "bugs" affecting the operation of our software;

     o    foreign currency exchange rate fluctuations; and

     o    general economic conditions.

Because of the numerous factors that may cause fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE SUBSTANTIALLY.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been and continue to be particularly highly volatile. The price at which our ordinary shares trades is likely to be volatile and may fluctuate substantially due to factors such as: o announcements of technological innovations;

     o    announcements relating to strategic relationships;

     o    conditions affecting the software industry;

     o trends related to the fluctuations of stock prices of companies such as ours;

     o    our historical and anticipated quarterly and annual operating results;

     o our inability to meet any guidance or forward looking information, if provided;

     o    sales of our Ordinary Shares by existing shareholders;

     o variations between our actual results and the expectations of investors or published reports or analyses regarding our business;

     o announcements by us or others affecting our business, systems or expansion plans; and

     o    general conditions and trends in technology industries.


THE ECONOMIC OUTLOOK MAY ADVERSELY AFFECT THE DEMAND FOR OUR CURRENT PRODUCTS.

Predictions regarding general economic conditions remain uncertain. Unless the economic outlook continues to improve, the rate of growth of information technology spending may stagnate. Consequently, the demand for our products may not grow or may decrease, which would adversely affect our business, financial condition and results of operations. In addition, we may not accurately gauge the effect of general economic conditions on our business. As a result, we may not react to such changing conditions in a timely manner and this may result in an adverse impact on our business, financial condition and results of operations. Any such adverse impacts to our business, financial condition and results of operations caused by changing economic conditions may cause the price of our ordinary shares to decline.

FAILURE OF THE MARKET TO ACCEPT OUR PRODUCTS WOULD ADVERSELY AFFECT OUR PROFITABILITY.

Historically, all of our operating revenue has come from sales of, and services related to, our Service Optimization Suite, which enables efficient provisioning of services in enterprise environments. Our Service Optimization Suite includes ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster and ClickForecast. We continually improve and enhance our Service Optimization Suite to meet market requirements. Our growth depends on the development of market acceptance of these products. Sales of our products may not continue to develop as we anticipate, or at all. Lack of long-term demand for our products would have a material adverse effect on our business, financial condition and results of operations.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 7

IF WE FAIL TO EXPAND OUR RELATIONSHIPS WITH THIRD PARTIES THAT CAN PROVIDE IMPLEMENTATION AND PROFESSIONAL SERVICES TO OUR CLIENTS, WE MAY BE UNABLE TO INCREASE OUR REVENUES.

In order for us to focus more effectively on our core business of developing and licensing software solutions, we must continue to establish relationships with third parties that can provide implementation and professional services to our clients. Third-party implementation and consulting firms can also be influential in the choice of resource optimization applications by new clients. If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our clients, we may be unable to increase our revenues, which would harm our business, financial condition and results of operations. Even if we establish relationships with these third parties, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our clients' needs as a result of the limited resources and capacities of many third-party implementation providers. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to meet other demands. Even if we are successful in developing relationships with third-party implementation and professional services providers, we cannot control the level and quality of service provided by third-party implementation and professional services partners.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR DISTRIBUTORS, VALUE ADDED RESELLERS OR IF OUR DISTRIBUTORS' BUSINESSES ARE ADVERSELY AFFECTED BY DEVELOPMENTS UNRELATED TO US, OUR SALES COULD BE HARMED.

Our marketing strategy includes selling through distributors and value-added resellers, as well as direct selling by our own sales force. We may not be successful extending the terms of our various agreements or establishing similar relationships with other distributors or value-added resellers if our current agreements are not extended. Changes in our relationships with our distributors, value-added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

OUR NEED FOR ADDITIONAL FINANCING IS UNCERTAIN, AS IS OUR ABILITY TO OBTAIN FURTHER FINANCING IF REQUIRED.

Our ability to achieve and maintain profitability using our currently available balance of cash, cash equivalents and available credit will depend on our ability to maintain or increase our revenues while continuing to control our expenses. If we are not successful in doing so, particularly given the uncertainties regarding future information technology spending by our current and prospective customers, we will need to raise additional capital to finance our operations and may not be able to sell additional equity or debt securities. If we are able to issue equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of our ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities would result in additional dilution to the stock holdings of our shareholders. Additionally, prior to the issuance of additional equity or convertible debt securities to entities outside of Israel, we will need to obtain approval from the Chief Scientist and we may not be able to obtain this consent in the future.

Alternatively, we may seek other forms of financing, such as credit from banks or institutional lenders. Additional financing may not be available to us in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition or operating results.

OUR MARKET IS HIGHLY COMPETITIVE AND ANY REDUCTION IN DEMAND FOR, OR PRICES OF, OUR PRODUCTS COULD NEGATIVELY IMPACT OUR REVENUES, REDUCE OUR GROSS MARGINS AND CAUSE OUR SHARE PRICE TO DECLINE.

The market for our products is competitive and rapidly changing. Competition may increase in the future as current competitors expand their product offerings and new companies attempt to enter the market. Because the market for service and delivery optimization software is evolving, it is difficult to determine what portion of the market each competitor currently controls. However, competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. In addition, some of our potential competitors are among the largest and most well capitalized software companies in the world.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 8

FAILURE TO FULLY DEVELOP OR MAINTAIN KEY BUSINESS RELATIONSHIPS COULD LIMIT OUR ABILITY TO SELL ADDITIONAL LICENSES, THEREBY DECREASING OUR REVENUES AND INCREASING OUR SALES AND MARKETING COSTS.

We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain business relationships with software vendors, resellers, systems integrators, distribution partners and customers. We are dependent on certain suppliers for the development, supply and support of third-party software components that are integrated into our solutions. If we fail to continue developing these relationships, our growth could be limited. We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time. We have entered into agreements with third parties relating to the integration of our products with their product offerings, distribution, reselling and consulting. We are currently deriving revenues from these agreements but we may not be able to derive significant revenues in the future from these agreements. In addition, if any of our software vendors cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and suffer damage to our customer relationships. Furthermore, our growth may be limited if prospective clients do not accept the solutions offered by our strategic partners.

OUR SALES AND IMPLEMENTATION CYCLES DEPEND ON FACTORS OUTSIDE OUR CONTROL, WHICH MAY CAUSE QUARTERLY LICENSE AND SERVICE FEES REVENUES TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

To date, our customers have taken typically from three to nine months to evaluate our offering before making their purchase decisions. In addition, depending on the nature and specific needs of a client, the implementation of our products typically takes six to twelve months. Sales of licenses and implementation schedules are subject to a number of risks outside our control, including clients' budgetary constraints, clients' internal acceptance reviews, the success and continued internal support of clients' own development efforts, the efforts of businesses with which we have relationships, the nature, size and specific needs of a client and the possibility of cancellation of orders by our customers. The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial fluctuations in license revenues. Historically, a significant portion of our sales in any given quarter occur in the last two weeks of the quarter; if sales forecasted from a specific client for a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results. Moreover, to the extent that significant sales occur earlier than expected, revenue and operating results for subsequent quarters could be adversely affected. Further, license revenues for transactions with long implementation cycles may not be recognized in the quarter booked, thereby adversely affecting revenues for the quarter booked.

WE DEPEND ON KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL COULD AFFECT OUR ABILITY TO COMPETE AND IMPAIR OUR ABILITY TO ATTRACT ADDITIONAL KEY PERSONNEL.

We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. The services of our senior management team and key personnel would be very difficult to replace and the loss of any of these employees could harm our business significantly. We have employment agreements with our executive officers. Although these agreements generally require sixty to ninety days notification prior to departure, relationships with these officers and key employees are at will and can be terminated by either party without cause. The loss of any of our key personnel could harm our ability to execute our business strategy and compete.

IF WE FAIL TO EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION, WE MAY NOT BE ABLE TO SERVICE CURRENT OR ADDITIONAL CLIENTS.

We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel to meet our business needs. Clients that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also provides assistance to our clients related to the maintenance, management and expansion of their software systems. Future growth in licenses of our software will depend in part on our ability to provide clients with these services. In addition, we will be required to expand our professional services organization to enable us to continue to support our existing installed base of customers. If we are unable to maintain our professional services organization, our ability to support our service business would be limited. In addition, a lack of professional services resources on implementations of current customers would result in delays in the recognition of revenues under contract accounting.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                      Page 9

ANY FUTURE MERGERS WITH OR ACQUISITIONS OF COMPANIES, PRODUCTS OR TECHNOLOGIES AND THE RESULTANT INTEGRATION PROCESS MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

Our industry has witnessed a substantial amount of merger and acquisition activity over the past few years. One of our possible business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments of management time and attention. Mergers with or acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

OUR MARKET MAY EXPERIENCE RAPID TECHNOLOGICAL CHANGES THAT COULD CAUSE OUR PRODUCTS TO FAIL OR REQUIRE US TO REDESIGN OUR PRODUCTS, WHICH WOULD RESULT IN INCREASED RESEARCH AND DEVELOPMENT EXPENSES.

Our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and client requirements, or if our product development or introduction is delayed, we may generate decreased revenues. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. The actual or anticipated introduction of new products has resulted and will continue to result in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and continue to make substantial product development investments. As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future that could impair our revenue and operating results. Our business, financial condition and results of operations will be materially and adversely affected if we fail to enhance our product functionality to meet our current and future customer needs.

OUR PRODUCTS COULD BE SUSCEPTIBLE TO ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, LIABILITY OR DELAYED OR LIMITED MARKET ACCEPTANCE.

Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems. Despite internal testing, testing by current and potential clients and the history of use by our installed base of customers, our current and future products may contain as yet undetected serious defects or errors. Any such defects or errors could result in lost revenues, liability or a delay in market acceptance of these products, any of which would have a material adverse effect on our business, financial condition and operating results. The introduction of products with quality or compatibility problems could result in reduced revenues and orders, delays in collecting accounts receivable and additional costs. Despite testing by us or by our customers, errors or defects may be found in our products after commencement of commercial deployment. Errors or defects could result in product redevelopment costs and loss of market demand, delay in market acceptance, loss of revenues, liability loss of market share, and loss of potential new customers.

The performance of our products also depends in part upon the accuracy and continued availability of third-party data. We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products. If these parties do not provide accurate information, or if we are unable to maintain our relationships with them, our reputation and competitive position in our industry could suffer and we could be unable to develop or enhance our products as required.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 10

OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED.

Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. However, we may not be able to adequately protect our intellectual property rights, which may significantly harm our business. Specifically, we may not be able to protect our trademarks for our company name and our product names, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products and technology is difficult, particularly in countries outside the United States, and the steps we have taken may not prevent infringement or misappropriation of our intellectual property rights.

Our end-user licenses are designed to prohibit unauthorized use, copying or disclosure of our software and technology in the United States, Israel and other foreign countries. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products, reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market. Our means of protecting our intellectual property rights in the United States, Israel or elsewhere may not be adequate and competing companies may independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

OUR CHANNEL AND STRATEGIC PARTNER STRATEGY MAY EXPOSE US TO ADDITIONAL RISKS RELATING TO INTELLECTUAL PROPERTY INFRINGEMENT.

Our increased reliance on our channel and strategic partners may increase the likelihood of the infringement of our intellectual property. As we deepen our ties with our channel and strategic partners, the number of people who are exposed to and interact with our software and other intellectual property will increase. Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy some portions of our products or otherwise obtain and use information and technology that we regard as proprietary. Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology. If we are unable to successfully detect and prevent infringement and/or to enforce our rights to our technology, our revenues may be negatively impacted and we may lose competitive position in the market.

OUR TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY MAY BE SUBJECT TO INFRINGEMENT CLAIMS.

Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could cause us to make changes in our business or significantly harm our business, financial condition and results of operations. We believe our products do not infringe the intellectual property rights of third parties. However, we may not prevail in all future intellectual property disputes.

We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology. Any claims, with or without merit, could:

     o    be time-consuming to defend;

     o    result in costly litigation;

     o    divert management's attention and resources; or

     o    cause product shipment delays.

Further, if an infringement or ownership claim is successfully brought against us, we may have to pay significant damages or royalties, enter into a licensing agreement, and/or stop selling the product or using the technology at issue. Any such royalty or licensing agreements may not be available on commercially reasonable terms, if at all.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 11

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We also indemnify some of our customers against claims that our products infringe the intellectual property rights of others. We have only conducted a partial search for existing patents and other intellectual property registrations, and our products may infringe issued patents. In addition, because patent applications in the United States and Israel are not publicly disclosed until the patent is issued, applications may have been filed that relate to our products.

IF OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS ARE TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2005, our three main customers accounted for approximately 13%, 11% and 10%, respectively, of our sales. If for any reason, our relationship with any of these customers is terminated, or if any of these key customers reduces purchases of our products, then our business, financial condition and results of operations would be materially and adversely affected. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to increase sales to other customers in order to offset this termination or reduction. For more information related to our dependence upon key customers, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

OUR BUSINESS MAY BECOME INCREASINGLY SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

Significant portions of our operations occur outside the United States. Our facilities are located in North America, Israel, the European continent, the United Kingdom and Australia, and our executive officers and other key employees are dispersed throughout the world. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors. In addition, our international operations are generally subject to a number of risks, including:

     o    foreign currency exchange rate fluctuations;

     o    longer sales cycles;

     o    multiple, conflicting and changing governmental laws and regulations;

     o    expenses associated with customizing products for foreign countries;

     o protectionist laws and business practices that favor local competition;

     o    difficulties in collecting accounts receivable; and

     o    political and economic instability.

We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations, hire additional personnel, customize our products for local markets and establish relationships with additional international distributors, consultants and other third parties. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

WE ARE INCORPORATED IN ISRAEL AND HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH COULD BE NEGATIVELY AFFECTED DUE TO MILITARY OR political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel. Although substantially all of our sales currently are to customers outside of Israel, political, economic and military conditions in Israel could nevertheless directly affect our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, a continuous armed conflict with hostile elements in the Palestinian Authority has been taking place.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 12

Despite our history of avoiding adverse effects, in the future we could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Several Arab countries still restrict business with Israeli companies, which may limit our ability to make sales in those countries. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

CERTAIN OF OUR OFFICERS AND EMPLOYEES ARE REQUIRED TO SERVE IN THE ISRAEL DEFENSE FORCES AND THIS COULD FORCE THEM TO BE ABSENT FROM OUR BUSINESS FOR EXTENDED PERIODS.

Certain of our officers and employees are currently obligated to perform up to 36-45 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The loss or extended absence of any of our officers and key personnel due to these requirements could harm our business.

WE ARE AN INTERNATIONAL COMPANY WITH EXPANDING INTERNATIONAL OPERATIONS. OUR RISK EXPOSURE TO FOREIGN CURRENCY FLUCTUATIONS IS INCREASING, AND WE MAY NOT BE ABLE TO FULLY MITIGATE THE RISK.

Our revenue from the United Kingdom has grown both in absolute dollar terms as well as a percentage of total revenues. We are expanding operations in other areas of Europe, and income and expenses recognized in the European Community euro are increasing. In 2005, 25% of our costs were incurred in GBP and 5% in euro. We incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in NIS. In 2005, 27% of our costs were incurred in NIS, and we incurred 7% of our costs in Australian dollars. Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. We may be unable to adequately protect ourselves against such risks.

WE ARE INCURRING ADDITIONAL COSTS AND DEVOTING MORE MANAGEMENT RESOURCES TO COMPLY WITH INCREASING REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE.

We spend an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. Devoting the necessary resources to comply with evolving corporate governance and public disclosure standards may result in increased general and administrative expenses and a diversion of management time and attention to compliance activities.

THE GOVERNMENT PROGRAMS IN WHICH WE CURRENTLY PARTICIPATE AND TAX BENEFITS WE CURRENTLY RECEIVE REQUIRE US TO SATISFY PRESCRIBED CONDITIONS AND MAY BE DELAYED, TERMINATED OR REDUCED IN THE FUTURE.

We receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade (the "Chief Scientist"), for the financing of a significant portion of our research and development expenditures in Israel, and we may apply for additional grants in the future. We may not continue to receive grants at the same rate or at all. The Chief Scientist's budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. In connection with research and development grants received from the Chief Scientist, we must make royalty payments to the Chief Scientist on the revenues derived from the sale of products, technologies and services developed with the grants from the Chief Scientist. From time to time, the Government of Israel changes the rate of royalties we must pay, so we are unable to accurately predict this rate. In addition, our ability to manufacture products or transfer technology outside Israel without the approval of the Chief Scientist is restricted under law. Any manufacture of products or transfer of technology outside Israel will also require us to pay increased royalties to the Chief Scientist up to 300%. We currently conduct all of our manufacturing activities in Israel and intend to continue doing so in the foreseeable future and therefore do not believe there will be any increase in the amount of royalties we pay to the Chief Scientist. Currently the office of the Chief Scientist does not consider the licensing of our software in the ordinary course of business a transfer of technology and we do not intend to transfer any technology outside of Israel. Consequently, we do not anticipate having to pay increased royalties to the Chief Scientist for the foreseeable future. In connection with our grant applications, we have made representations and covenants to the Chief Scientist regarding our research and development activities in Israel. The funding from the Chief Scientist is subject to the accuracy of these representations and covenants. If we fail to comply with any of these conditions, we could be required to refund payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 13

WE ANTICIPATE RECEIVING TAX BENEFITS FROM THE GOVERNMENT OF ISRAEL; HOWEVER THESE BENEFITS MAY BE DELAYED, REDUCED OR TERMINATED IN THE FUTURE.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "Approved Enterprise" status to three of our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits in the near future. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced. The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria. If we fail to comply with these conditions and criteria, the tax benefits we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or limiting the benefits. We cannot assess whether these benefits will be available in the future at their current levels, or at all.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND THE ISRAELI ACCOUNTANTS NAMED AS EXPERTS IN THIS ANNUAL REPORT OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS AND THESE ACCOUNTANTS.

We are incorporated and maintain significant operations in Israel. Some of our executive officers and directors and the Israeli accountants named as experts in this annual report reside outside the United States and a significant portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to effect service of process on us or any of those persons or to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws, against us or any of those persons, in an Israeli court. Additionally, it may be difficult for an investor or any other person or entity to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. We have appointed ClickSoftware Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of our original June 22, 2000 initial public offering. We have not given our consent for our agent to accept service of process in connection with any other claim. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in NIS.

A SIGNIFICANT PORTION OF OUR WORKFORCE IS SUBJECT TO ISRAELI LABOR LAWS, WHICH MAY LEAD TO CLAIMS FOR ADDITIONAL OVERTIME PAY.

Israeli law provides that employment arrangements with employees not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation which differentiates between compensation paid to employees for a 43 hour work week or for maximum daily work hours and compensation for overtime work. Israeli law also limits the maximum number of hours of overtime. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work. While there is no certainty that such claims will prevail, even if they do, we do not believe that these claims would have a material adverse effect on our business, financial condition and results of operations.

OUR CHIEF EXECUTIVE OFFICER, INDIVIDUALLY, AND OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES, COLLECTIVELY, OWN A LARGE PERCENTAGE OF OUR ORDINARY SHARES AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS.

As of December 31, 2005, our executive officers, directors and entities affiliated with them beneficially owned approximately 22.6% of our outstanding ordinary shares. Of this amount, approximately 19.3% was owned by our chief executive officer and chairman of the board, Dr. Moshe BenBassat. Dr. BenBassat acting individually or these shareholders acting collectively would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company, which could have a material adverse effect on our stock price. These actions may be taken even if our other investors oppose them.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 14

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF US, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us, even if doing so would be beneficial to our shareholders. In addition, any merger or acquisition of us will require the prior consent of the Chief Scientist. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our articles of association provide for a staggered board of directors and for restrictions on business combinations with interested shareholders. Any of these provisions may make it more difficult to acquire us. Accordingly, an acquisition of us could be delayed or prevented even if it would be beneficial to our shareholders.

OTHER ORDINARY SHARES MAY BE SOLD IN THE FUTURE. THIS COULD DEPRESS THE MARKET PRICE FOR OUR ORDINARY SHARES.

As of December 31, 2005, we had 27,634,707 ordinary shares outstanding (net of 39,000 shares held in treasury). In addition, as of December 31, 2005, we had 4,026,810 ordinary shares issuable upon exercise of outstanding options and warrants, and 614,296 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan. If we or our existing shareholders sell a large number of our ordinary shares, the price of our ordinary shares could fall dramatically. Restrictions under the securities laws limit the number of ordinary shares available for sale by our shareholders in the public market. We have filed Registration Statements on Form S-8 to register for resale the ordinary shares reserved for issuance under our stock option plans.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS WILL BE SUBJECT TO ADVERSE TAX CONSEQUENCES.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of the fair market value of our assets, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. Passive income includes dividends, interest, royalties, rents annuities and the excess of gains over losses from the disposition of assets, which produce passive income. For purposes of the asset test, cash is considered to be an asset that produces passive income. As a result of our cash position and the decline in the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences. Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of such shares. If we were to be treated as a PFIC, our shareholders will be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" including any gain on the sale of ordinary shares. In order to avoid this tax consequence, they (1) may be permitted to make a "qualified electing fund" election (however we do not currently intend to take the action necessary for our shareholders to make a "qualified electing fund" election, in which case, in lieu of such treatment they would be required to include in their taxable income certain undistributed amounts of our income) or (2) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our ordinary shares.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 15

ITEM 4.           INFORMATION ON THE COMPANY

4A.      History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Israeli Companies Law - 1999 ("Companies Law"). Our principal executive offices are located at 34 HaBarzel Street, Tel Aviv 69710, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com. Our wholly owned U.S. subsidiary, ClickSoftware Inc., is located at 35 Corporate Drive, Suite 140, Burlington, MA.

Our capital expenditures for fiscal years 2005, 2004, and 2003 amounted to $0.4 million, $0.6 million, and $0.2 million, respectively. These expenditures were primarily for hardware and software in our Israel and worldwide offices.


4B.      Business overview

We are a leading provider of workforce and service management products and solutions. Our products and solutions incorporate best-of-breed business practices, key business functions of field service operations, and sophisticated decision-making algorithms that enable our clients to more efficiently manage their field service operations in a scalable, integrated manner.

Our end-to-end service chain optimization is designed to increase service revenue and customer responsiveness while reducing costs. Our Service Optimization suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.

We have developed our service chain optimization solutions through years of experience in a variety of service operations. The result is a highly advanced technology with the flexibility to model and accommodate varying business types and processes. The ease with which it can be integrated with leading customer relationship management (CRM) and enterprise resource planning (ERP) solutions, often with standard interface adaptors, enables our customers to accelerate the deployment of the solution.

A service operation is ultimately measured by its performance at the day of service. Our products are mission critical applications that manage all incoming jobs from the moment a job is opened until it is successfully closed. It generates appointment time for the customer, assigns the job to the right technician, designs the optimal route for the technician to minimize travel, and monitors progress during the day.

As the day develops, emergencies may arise, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. Utilizing real time updates from the technician's mobile devices and location-reporting devices, our products offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized. While other service management applications, such as CRM , Asset Management, or Inventory Management, manage primarily data processing aspects, we believe our products drive decision-making processes. We believe our solutions have become the backbone of daily operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what Where and When.

The decision-making support our products offer does not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been decided down to the name of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. For instance, the weekly/monthly shifts are staffed several weeks or months prior to the day of service.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 16

Prior to staffing the shifts for a given week or month, we first need to make sure people will be available to work on particular days, taking into account parameters such as vacation and training. Hiring options at this stage are fairly limited. This stage is the "master" planning, also known as tactical resource planning.

Long before that, up to a year or more in advance, capacity planning takes place, i.e. determining the size and the skill mix in each territory as a function of the company's strategic plan, e.g. expanding/shrinking business lines or territories, new product introduction, etc. At this stage, sufficient time is available for hiring and training new employees or relocating or re-training existing employees.

For each of the above stages, a key input is demand forecasting by job type and territories at the time granularity that is required for that stage. The above sequence, together with the daily service delivery decisions, establishes the essence of the service chain decision making, a concept pioneered by our staff in the 1990's, and for which a patent was awarded (see Intelectual Property below).

SERVICE OPTIMIZATION SOLUTIONS SUITE:

Our Service Optimization solutions suite includes:

ClickSchedule optimizes service scheduling and routing for improving workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard eXtensible Markup Language (XML) interfaces are designed to improve integration with enterprise systems and deployment according to organizational business policies and processes. ClickSchedule accounted for more than 15% of our revenues in 2005.

ClickAnalyze provides service business analytics for workforce performance measurement and strategic decision support. ClickAnalyze enables drill-down analysis of key performance indicators, including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization suite, ClickAnalyze provides executive level summaries as well as detailed analysis by territory, job type, time frame and other criteria.

ClickPlan provides interactive and automated workforce planning for staffing and deployment of the field workforce based on forecasted workload. ClickPlan is designed to enable service organizations to resolve workforce shortages and surpluses weeks and months in advance. Comparing available resources to forecasted workloads, ClickPlan helps determine the best strategy to ensure the right people are in the right place, at the right time.

ClickForecast provides field service workload forecasting to help companies project workforce capacity. ClickForecast can combine historical service workload with future business events to create a forecast for each territory, job type, or business unit. ClickForecast enables service managers, marketing, and sales to collaboratively determine the demand levels of their customers, and create multiple forecast scenarios, each with different business assumptions.

ClickFix provides intelligent diagnostics and problem resolution for reducing service costs. ClickFix enables faster resolution of customer issues at multiple levels of service contact, from the call center to the field. Based on an intelligent engine that utilizes specific knowledge about our customers' equipment, ClickFix diagnoses and resolves problems independent of the user's skills, experience and knowledge. Accessibility via the internet empowers customers to resolve problems themselves at any time of day, and often without a service resource, requiring fewer onsite visits.

ClickMobile provides wireless workforce management for monitoring field workforce activities and reducing the labor of dispatching personnel. ClickMobile enables job detail notification from the field and allows for field updates even when service resources are out of wireless coverage. Assignments created in ClickSchedule are dispatched to field devices based on configurable workflows while enabling real-time visibility into workforce activity including job status, start and end time.

ClickLocate (LBS), released in 2006, captures the location information of a field service engineer and/or his or her vehicle and integrates it with ClickSchedule for use in optimized scheduling. LBS then enables service organizations to improve their service operations by allowing them to make decisions and take actions based on location information including, near real-time engineer locations. In effect, LBS enables service managers to "see" the current location of the entire mobile workforce at one time.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 17

ClickRoster provides interactive and automated workforce shift planning based on forecasted workload, planning decisions, working contracts, rules and regulations and engineer preferences.

Service Optimization Suite: In January 2005, we released version 7.5 of our Service Optimization Suite that expands on previous versions of the product suite with feature and user interface enhancements, including a more configurable schedule optimizer, real time key performance indicator monitor, and enhanced support for multi-lingual implementations.

Customers

We sell our products to a broad base of customers representing a variety of industries with unique needs, including telecommunications, utilities and energy and high-technology service providers, as well as the markets listed below.

Principal Markets

Our service optimization solutions are utilized by leading organizations in a number of service industry segments, including: telecommunications, utilities and energy, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, aerospace & defense, and home services. Our solutions are designed to deliver improvements in:

    o    field workforce productivity

    o    responsiveness to customers

    o    quality of service delivered

    o    profitability of the service operation

    o    reduction in missed customer commitments.

See Item 5 - Operating and Financial Review and Prospects - for a breakdown of revenues by geographic market.


Sales and Marketing Channels

We market and sell our products mostly through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. Over the past 24 months, we have significantly increased our efforts to create and strengthen partner relations. Our multidisciplinary sales teams consist of field sales executives, sales support engineers and internal sales staff. The internal sales staff is responsible for generating leads and qualifying prospective clients. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale client relationship, which consists of ongoing relationship management and the sale of additional licenses and products, as clients require additional resources. Our management also takes an active role in our sales efforts. The knowledge gained by our sales and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer needs.

We typically direct our sales and marketing efforts to the client's executive officers, including the vice president of customer service, the chief information officer, the chief financial officer and other senior executives responsible for improving customer service at our clients' organizations. In order to effectively promote product awareness, we engage in marketing activities in a wide variety of areas, including public relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, newsletters and advertising creation and placement, direct mailings and trade shows.

Our business development organization supports joint marketing activities with our business partners. Our business relationships with large ERP and CRM vendors, such as SAP A.G., enable us to use our partners' market presence and sales channels to create additional revenue opportunities. Our strategy is based on having approved certified adaptors that enable rapid integration and implementation of our products into certain ERP and CRM systems.

We also market our products and services through resellers. Our reseller agreements generally provide the parties with the right to use each other's name in marketing and advertising materials, and to conduct joint marketing programs. We provide sales materials and training to resellers on the marketing, selling and implementation of our software solutions. We believe these relationships will extend our presence and brand name in new and existing markets.

We have also established relationships with large System Integrator (SI) organizations such as Accenture Ltd. and International Business Machines Corporation (IBM). These partners have committed various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying their professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies.

At the end of the second quarter of 2004, we formalized a strategic alliance with IBM pursuant to which we teamed with IBM to resell our workforce optimization solutions. In connection with this strategic alliance, we established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. We issued 100,000 of our ordinary shares to IBM for a purchase price of 0.02 NIS per share and agreed to issue an additional 100,000 of our ordinary shares to IBM for a purchase price of 0.02 NIS per share upon the first anniversary of the initial issuance (the "Second Tranch"). We also issued IBM 250,000 warrants that are exercisable into ordinary shares with an exercise price of $2.38 per share. Immediately upon entering into the strategic alliance, 62,500 of these warrants immediately vested and became exercisable. At the end of each of


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 18
the three years following the warrant issuance, up to 62,500 warrants may become exercisable based on the attainment of certain revenue targets relating to revenue generated from the strategic alliance. Since the revenue targets for the first year were not achieved, 62,500 of the 250,000 warrants were not exercisable and have expired. We recently renegotiated the fees, terms and conditions of our alliance agreements with IBM relating to the Project Office, and as part of the new agreement, the Second Tranch of shares has been cancelled. See exhibits 4.19, 4.20, 4.21, 4.22, 4.23 and 4.24 to this annual report.

We continue to value our relationships with our other channel partners, and believe that these channel relationships will be key contributors to our future growth.

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market.

The principal competitive factors in the service optimization industry are:

     o    the technological capabilities and performance of the solution;

     o installed base, domain expertise and experience with large-scale implementations; and

     o the acceptance and adaptability of the service optimization solution to the solution offerings of large SIs and CRM/ERP vendors, and the ability to form marketing alliances with the foregoing.

We believe our solutions compare favorably based on these competitive factors and that key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of complementary products and services, technological leadership, product performance, price, customer support, name recognition, relationships with partners and distribution channels and the ability to respond quickly to emerging opportunities.

Our current and potential competitors include:

     o Direct competitors in the service optimization space, including Service Power Technologies plc. Vidus Limited, which was acquired by @Road, and Wishbone, which was acquired by Indus International Inc.

     o Software application vendors that offer field force management solutions with certain optimization modules, including Viryanet Ltd. and MDSI Mobile Data Solutions Inc.

     o Traditional ERP and CRM software application vendors, including Siebel and Oracle; and

     o Systems integrators and internal information technology departments that may elect to develop a solution in-house.

Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. In addition, our market is characterized by rapid technological change, dynamic client needs, mergers and acquisitions, and frequent introductions of new products and product enhancements, which can make existing products, including ours, obsolete or unmarketable.

Intellectual Property

We believe that the improvement of our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage. We rely on a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in our products.

We own US patent 6,985,872, titled "A METHOD AND SYSTEM FOR ASSIGNING HUMAN RESOURCES TO PROVIDE SERVICES". The patent describes a system that unifies the analysis, forecasting, planning, scheduling and execution of service operations, leading to optimized performance across long and short time scales, and enabling agile and effective collaboration of different roles and stake-holders in the service management world.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 19

We have one issued patent (referred to above) and one patent application pending. As we continue to develop new applications of our products, we will consider additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

We own U.S. trademark registrations for the marks AITEST, CLICKSCHEDULE, CLICKANALYZE, CLICKFIX, CLICKFORECAST and CLICKPLAN, and have filed applications for registration of the mark CLICKMOBILE. In the European Community, we own trademark registrations for CLICKFIX, CLICKSCHEDULE, CLICKANALYZE, CLICKFORECAST, and CLICKPLAN, and a U.K. trademark for CLICKSOFTWARE.

Although we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Others may develop technologies that are similar or superior to our technology. See Item 3D - Risk factors - "Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited" and "Competition".

We generally enter into nondisclosure agreements with our customers, partners, employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information.

Our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other foreign countries. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market. Our means of protecting our intellectual property rights in the United States, Israel or elsewhere may not be adequate and that competing companies may independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We also indemnify most of our customers against any future claim that our products infringe the intellectual property rights of others. We believe our products do not infringe upon the intellectual property rights of third parties. However, we cannot assure you that we may not prevail in all future intellectual property disputes. We have not conducted an exhaustive search for existing patents and other intellectual property registrations, and our products may infringe issued patents. In addition, because patent applications in the United States and Israel are not publicly disclosed until the patent is issued, applications may have been filed that relate to our products.

Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlap. In addition, our competitors may file or have filed patent applications that cover aspects of their technology that they may claim our technology infringes. Third parties may assert infringement or competing ownership claims with respect to our products and technology. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, and divert management's attention and resources or cause product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expand significant resources to develop non-infringing technology or obtain licenses to or pay royalties to use a third party's technology. Such royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of patent or copyright infringement against us could significantly harm our business. See Item 3D - Risk factors - "Our technology and other intellectual property may be subject to infringement claims".

Regulation

Our business is also effected by government regulations. We receive grants from the Government of Israel through the Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel, and we may apply for additional grants in the future. We may not continue to receive


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 20
grants at the same rate or at all. The Chief Scientist's budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. For further information related to the effect of government regulations on our business, see Item 3D - Risk factors - "The government programs in which we currently participate and tax benefits we currently receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future."

4C.      Organizational structure

Our directly and indirectly held principal operating wholly-owned subsidiaries and their countries of incorporation are:

o    ClickSoftware Technologies Inc. (United States)
o    ClickSoftware Central Europe GmbH (Germany)
o    ClickSoftware Europe Limited (United Kingdom)
o    ClickSoftware Belgium N.V. (Belgium)
o    ClickSoftware Australia Pty Limited (Australia).


4D.      Property, plants and equipment

We have a lease for approximately 8,800 square feet of office space in Burlington, Massachusetts that expires in May 2009 and is used for sales, marketing and implementation activities for the North American market. We also have a lease for approximately 20,000 square feet of office space in Tel Aviv, Israel that expires in June 2007, all of which is used for management, marketing, sales, research and development.

Our U.K. subsidiary currently operates from a leased facility of approximately 3,800 square feet in Slough, near London, which is used for sales, marketing and implementation activities for the European market. We also lease additional smaller offices in various sites throughout Europe and Asia. We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.          UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are specialists in the area of service optimization solutions and derive revenues from the licensing of our software products and the provision of consulting and support services.

Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and our indirect distribution channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2, as amended. (See note 2 of the notes to our consolidated financial statements attached hereto).

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Consulting services are billed at an agreed-upon rate plus incurred expenses. Clients licensing our products generally purchase consulting agreements from us. Post-contract customer support arrangements provide technical support and the right to software updates. Post-contract customer support revenues are charged as a percentage of license fees depending upon the level of support coverage requested by the customer. Our support contracts typically renew automatically for successive 12-month periods unless the customer informs us of its desire not to renew annual support.

Our revenues grew by 6% in 2005. However, revenue was slower than expected due to lower revenues in North America caused by longer sales cycles and the fact that slower than anticipated ramping up of our channel sales.

As in previous years, we believe that our performance in 2006 will primarily depend on our ability to continue attracting customers and implementing service optimization solutions.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 21

We restated our financial statements for 1999, 2000, 2001 and for the first six months of 2002 and filed an amendment to our Form 10-K for the three years ended 1999, 2000 and 2001 on January 24, 2003. The financial results provided in this annual report reflect this restatement. See note 3 of the notes to our consolidated financial statements that are included on the Form 10-K/A for the year December 31, 2001 that we filed the SEC on January 24, 2003.

In March 2005, we announced that we are eligible to be considered a "foreign private issuer" under U.S. Securities laws. As a foreign private issuer, we will continue to comply with all applicable U.S. securities laws for financial and other information disclosure. Our U.S. periodic reporting requirements will consist of filing this annual report on Form 20-F, and filing Form 6-K for our quarterly operating results and for any information made public or generally distributed to security holders. Under the foreign private issuer rules, we are not required to file our periodic reports with the SEC on Forms 10-K and 10-Q, or current reports on Form 8-K.

As of December 31, 2005, our cash and cash-equivalents, and short and long-term investments increased to $13.8 million from $12 million as of December 31, 2004.

With more transactions involving larger customers and generating larger transactions, and with the greater involvement of our channel partners in many of the transactions, the results of any quarter will be more difficult to predict and will not necessarily be indicative of full-year performance. Because a significant portion of our expenses, such as administrative and management, payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced to respond to decreases in revenues, if revenue levels fall below expectations, net income may be disproportionately affected.

Our reporting currency is the U.S. dollar. A significant portion of our research and development expenses and other expenses are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, euro and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates, which are influenced by various global economic factors.

Critical Accounting Policies

In preparing our consolidated financial statements, we are required to make estimates, judgments and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities and contingent assets and liabilities at the date of the financial statements.

On an ongoing basis, we evaluate our estimates, judgments and assumptions, including those related to revenue recognition, and bad debt provisions. We base our estimates, judgments and assumptions on historical experience and forecasts, and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant estimates, judgments and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy.

Our revenues are principally derived from the licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with SOP 97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the price charged when the element is sold separately. In judging the probability of collection of software license

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 22
fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for three months at no extra charge. As of December 31, 2005 and 2004, the provision for warranty cost is immaterial.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

Revenue from software licenses that require significant customization, integration and implementation are recognized based on SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred, to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Service revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts using estimates that we make based on factors we believe appropriate, such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness and current economic trends. If we used different assumptions, or if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions for doubtful accounts would be required and would increase our bad debt expense.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R) that requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, we began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, that provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for us beginning in the first quarter of fiscal 2006.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 23

During December 2005, the Board of Directors decided to accelerate the vesting of unvested employee stock options granted to employees and officers (see note 12D to the financial statements). The vesting acceleration enables us to avoid recognizing in our income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, we expect to reduce the stock option expense it otherwise would have been required to record by approximately $2 million over a four year period. This estimate is subject to change and is based on estimated value calculations using the Black-Scholes methodology.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, we had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. We do not anticipate that the implementation of these statements will have a significant impact on our business, financial position and results of operations.


5A.      Results of operations

Our operating results for each of the five years ended December 31, 2005, 2004, 2003, 2002 and 2001 expressed as a percentage of revenues are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                2005       2004       2003      2002       2001

Revenues:
  Software license                                  34%        47%       47%        45%        65%
  Services                                          66%        53%       53%        55%        35%
                                              -----------------------------------------------------
    Total Revenues                                  100        100       100        100        100
                                              -----------------------------------------------------
Cost of Revenues:
  Software license                                    6          5         4          6          4
  Services                                           34         28        30         37         31
                                              -----------------------------------------------------
    Total cost of revenues                           40         33        34         43         35
                                              -----------------------------------------------------
Gross Profit                                         60         67        66         57         65
                                              -----------------------------------------------------
Operating Expenses:
  Research and Development
        expenses, net                                13         12         8         18         18
  Selling and Marketing expenses                     42         39        35         66         69
  General and Administrative
        expenses                                     13         13        16         20         22
  Restructuring and assets impairment                 -          -         -         17          2
  Amortization of deferred Stock-based
           Compensation                               0          0         0          2          2
                                              -----------------------------------------------------
Total Operating Expenses                             68         64        59        123        113
                                              -----------------------------------------------------
Operating (Loss) Income                              (8)         3         7        (66)       (48)
Interest and other income, net                        -          1         1          2          4
                                              -----------------------------------------------------
Net (Loss) Income                                  (8%)         4%        8%       (64%)      (44%)
                                              -----------------------------------------------------


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 24

Revenues

                                                              Revenue Breakdown
                                                              -----------------

                                -------------------------------------------------------------------------------
                                         2005         % Change           2004          % Change          2003
                                         ----         --------           ----          --------          ----
                                                                (In thousands)

Revenues:
  Software license                      $8,235          (22%)          $10,603             0%          $10,622
  Percentage of total revenues             34%                             47%                             47%
  Services                              15,832           31%            12,102             3%           11,788
  Percentage of total revenues
                                           66%                             53%                             53%
                                ---------------                 ---------------                  --------------
Total Revenues                        $ 24,067            6%          $ 22,705             1%         $ 22,410
                                ---------------                 ---------------                  --------------

Revenues increased 6% to $24.1 million in 2005, compared with $22.7 million in 2004, and $22.4 million in 2003. The moderate growth rates we achieved in 2005 and 2004 were due to the fact that our channel sales did not grow as quickly as anticipated and weak sales in North America due to longer sales cycles.

                                               Revenues By Territory
                                               ---------------------

                  -------------------------------------------------------------------------------
                        2005            %           2004           %         2003           %
                        ----            -           ----           -         ----           -
                                    Revenues                    Revenues                Revenues
                                    --------                    --------                --------
                                                 (In thousands)

Revenues:
North America          $6,477          27%         $6,998          31%     $10,239          46%
Europe                 12,706          53%         12,056          53%       9,155          41%
Israel                    107           0%             12           0%          71           0%
Asia Pacific
and Africa              4,777          20%          3,639          16%       2,945          13%
                  ------------               -------------               ----------
Total Revenues        $24,067         100%        $22,705         100%     $22,410         100%
                  ------------               -------------               ----------


In 2005, 53% of our revenues were generated in Europe (with 30% in the United Kingdom, 14% in Germany), 27% in North America (with 23% in the United States), and 20% in Asia Pacific and Africa. The slight increase in the percentage of revenues from the Asia Pacific in 2005 is due to increased sales of our products to new and existing customers.

In 2004, 53% of our revenues were generated in Europe (with 22% in the United Kingdom, 20% in Germany), 31% in North America (with 23% in the United States), and 16% in Asia Pacific and Africa. The increase in the percentage of revenues from the European region in 2004 is the result of a few large orders that we sold directly and through our channel partners, and the sale of our products into new vertical market industries.

In 2003, 46% of our revenues were generated in North America (with 36% in the United States), 41% in Europe (with 19% in the United Kingdom, 10% in Germany and 8% in the Netherlands), and 13% in Asia Pacific and Africa.

Software Licenses

As reflected in the table entitled "Revenue Breakdown", above, software license revenues were $8.2 million or 34% of revenues in 2005, compared with $10.6 million or 47% of revenues in 2004, and $10.6 million or 47% of revenues in 2003. The decrease in software license revenues from 2004 to 2005 by $2.4 million or 22% was primarily due to the fact that a larger portion of our business involves significant implementation services that are recognized under contract accounting methods, resulting in slower recognition.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 25

Services

Service revenues in 2005 were $15.8 million or 66% of revenues, compared with $12.1 million or 53% of revenues in 2004, and $11.8 million or 53% of revenues in 2003. The increase in service revenues from 2004 to 2005 is primarily due to increased implementation services and an increase in post-contract support agreements.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to media duplication and packaging of our products, costs of software purchased or licensed for resale and royalties payments to the Chief Scientist. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalties payments to the Chief Scientist.

Cost of revenues was $9.8 million or 40% of gross revenues in 2005, compared with $7.5 million or 33% of revenues in 2004, and $7.6 million or 34% of revenues in 2003. The increase in the cost of revenues from 2004 to 2005 is primarily due to higher costs associated with our services and an increase in third-party licenses and adaptors costs. We expect our cost of revenues on an absolute basis to continue to increase in 2006 as a natural consequence of the projected growth of our revenues.

Cost of Software Licenses

Cost of software license revenues were $1.5 million or 6% of revenues in 2005, compared with $1.1 million or 5% of revenues in 2004, and $955,000 or 4% of revenues in 2003. The increase in cost of software license revenues from 2004 to 2005 despite the decrease in software license revenues was primarily due to an increase in revenues from third party licenses and adaptors to other ERP and CRM systems sold during these years, resulting in higher third party costs.

Cost of Services

Cost of service revenues were $8.3 million or 34% of revenues in 2005, compared with $6.4 million or 28% of revenues in 2004, and $6.6 million or 30% of revenues in 2003. The increase in the cost of services from 2004 to 2005 by $1.9 million or 29% was primarily due to increased demand for our services. As a result, we increased our related payroll expenses by $0.6 million, and increased our use of third party contractors by $1 million. In addition, there was an increase in royalties paid to the Chief Scientist. The decrease in the cost of services from 2003 to 2004 by $0.2 million or 4% was primarily due to the decrease of our consulting activities during 2004 and primarily resulted from $0.1 million in decreased related payroll expenses and $0.1 million from other implementation related costs.

Gross profit

Gross profit was $14.3 million or 60% of revenues in 2005, compared with $15.2 million, or 67% of revenues, in 2004, and $14.8 million, or 66% of revenues, in 2003. The decrease in gross profit from 2004 to 2005 by $0.9 million or 6% was primarily due to a change in the revenue mix in favor of lower-margin services revenues. The increase in gross profit from 2003 to 2004 by $0.4 million, or 3%, was due to higher service revenues and higher margins on service revenues. The slight increase in gross margins from 2003 to 2004 resulted from higher-margin from services activities due to higher revenues from post-contract support agreements.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses, general and administrative expenses, and share based compensation.

Total operating expenses were $16.4 million or 68% of revenues in 2005, compared with $14.4 million or 64% of revenues in 2004, and $13.3 million or 59% of revenues in 2003.

The increase in operating expenses from 2004 to 2005 by $2.0 million or 13% and from 2003 to 2004 by $1.1 million or 8%, mainly reflects an increase in our selling and marketing expenses activities as we expand our activities and personnel to support these efforts and an increase in research and development activities during these years. The increase in operating expenses from 2003 to 2004 was partially offset by a decrease in general and administrative expenses.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 26

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs to support product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $3.1 million or 13% of revenues in 2005, compared with $2.7 million or 12% of revenues in 2004, and $1.9 million or 8% of revenues in 2003. Research and development expenses, prior to participation grants from the Office of the Chief Scientist of the Government of Israel, totaled $3.6 million for the year ended December 31, 2005, compared with $3.1 million for the year ended December 31, 2004, and $2.4 million for the year ended December 31, 2003. We received or accrued grants from the Chief Scientist in the amount of $0.5 million in 2005, compared with $0.4 million in 2004, and $0.5 million in 2003. The increase in research and development expenses from 2004 to 2005 by $0.4 million, or 15%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.6 million in payroll, an increase of $0.1 million in grants received from the Office of the Chief Scientist and a decrease of $0.1 million in other costs. The increase in research and development expenses from 2003 to 2004 by $0.8 million, or 42%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.5 million in payroll, a decrease of $0.2 million in grants received from the Office of the Chief Scientist and an increase of $0.1 million in other costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $10.1 million or 42% of revenues in 2005, compared with $8.9 million or 39% of revenues in 2004, and $7.8 million or 35% of revenues in 2003. The increase in the selling and marketing expenses from 2004 to 2005 by $1.2 million or 13% was due to an increase in the number of employees that resulted in an increase of $0.8 in related payroll expenses and an increase in our selling and marketing expenses activities by $0.4 million. The increase in the selling and marketing expenses from 2003 to 2004 by $1.1 million or 14% was due to an increase in the number of employees that resulted in an increase of $0.5 in related payroll expenses and an increase in our selling and marketing expenses activities by $0.6 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $3.1 million or 13% of revenues in 2005, compared with $2.8 million or 13% of revenues in 2004, and $3.5 million or 16% of revenues in 2003. General and administrative expenses included $3,000 as a reduction in provision in bad debt charges in 2005, the amount of $180,000 as a reduction in provision in bad debt charges in 2004, and $220,000 in bad debt charges in 2003. General and administrative expenses without bad debt charges were $3.1 million in 2005, $3.0 million in 2004, and $3.3 million in 2003. The increase of $0.1 million in general and administrative expenses from 2004 to 2005, excluding bad debt charges, was primarily due to an increase in payroll expenses of $0.2 million and a decrease of $0.1 million in other general and administrative expenses. The decrease of $0.3 million in general and administrative expenses from 2003 to 2004, excluding bad debt charges, was primarily due to a decrease in payroll expenses of $0.4 million and a decrease of $0.1 million in other general and administrative expenses offset by an increase of $0.2 million in legal and consultancy costs.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 27

Amortization of stock-based compensation

Amortization of stock-based compensation represents the aggregate difference, at the date of grant, between the respective exercise prices of stock options and the deemed fair market value of the underlying stock. Deferred stock-based compensation is amortized over the vesting period of the underlying options, generally four years.

Stock-based compensation expenses for the year ended December 31, 2005 amounted to $19,000 compared with stock-based compensation expenses of $9,000 for recorded deferred stock-compensation for the year ended December 31, 2004. Stock-based compensation expenses for the year ended December 31, 2003 amounted to $101,000 of previously recorded deferred stock-compensation. The decrease in share-based compensation expenses in 2004 over previous years is attributed to the fact that the amortization of the share-based compensation progressively decreases over the four-year amortization period.

Due to the grant of shares and exercisable options to IBM, we recorded a deferred stock compensation charge of $342,000 in 2004, of which $116,000 and $56,000 were amortized during 2005 and 2004 as a deduction of revenues.

Due to the adoption of FASB Statement No. 123R (Share-Based Payment) in January 2006, we expect to record a cost of $0.8 million associated with outstanding options as of the end of 2005. This cost will be recorded over a period of four years commencing in 2006. The expected costs will be recorded directly to the relevant expense items.

Interest and Other Income, Net

Interest and other income includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also include the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $122,000 or 0% of revenues in 2005, compared with $179,000 or 1% of revenues in 2004, and $259,000 or 1% of revenues in 2003. The decrease in interest income from 2004 to 2005 is attributable to losses from currency fluctuations in 2005 compared to 2004, which was partially mitigated by an increase in interest income in 2005. The decrease in interest income from 2003 to 2004 is attributable to the lower gains from currency fluctuations in 2004 compared to the previous year, which was partially mitigated by an increase in interest income in 2004.

Income Taxes

Our tax rate will mainly reflect a mix of the U.S. statutory tax rate on our U.S. income, the U.K statutory tax rate on our U.K. income, the Belgium statutory tax rate on our Belgian income, the German statutory tax rate on our German income, the Australian tax rate on our Australian income and the Israeli tax rate discussed elsewhere in this annual report.

As of December 31, 2005, net operating loss carry forwards in Israel amounted to approximately $22.4 million compared with $21.6 million in 2004. Additional tax loss carry forwards of approximately $26 million and $7.4 million remain attributable to our U.S. subsidiary and the European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2008 through 2025.

Net Income (Loss)

Net loss for 2005 was $2.0 million or 8% of revenues, compared with a net income of $0.9 million or 4% of revenues in 2004, and net income of $1.7 million or 8% of revenues in 2003.

5B.      Liquidity and capital resources

Our cash and investments increased by $1.8 million or 15% to $13.8 million, compared with $12.0 million as of December 31, 2004. Our cash and investments increased by $0.3 million or 3% to $12.0 million, compared with $11.7 million as of December 31, 2003. Our primary sources of cash and investments, net, during 2005 were cash flows of $2.0 million generated from operations and $0.2 million from exercises of employee stock options. Our primary sources of cash and investments during 2004 were cash flows of $ 0.7 million generated from operations and $0.3 million from exercises of employee stock options and employee share purchase plans ("ESPP).


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 28

As of December 31, 2005, we had cash and cash equivalents of approximately $10.4 million, short-term investments of approximately $3.1 million and long-term investments of approximately $0.3 million. As of December 31, 2005, approximately $0.3 million in long-term investments had been deposited with banks to secure letters of credit totaling approximately $0.5 million, which are described below. Our cash, short-term investments and long-term investments are invested or deposited in low-risk and predominantly U.S-dollar denominated investments and bank deposits.

                                                         Cash and Investments
                                                         --------------------
                                                            December 31,
                                                            ------------
                                -----------------------------------------------------------------------
                                     2005        % Change         2004        % Change        2003
                                     ----        --------         ----        --------        ----
                                                            (In thousands)

   Cash and cash equivalents         $10,467                      $ 4,196                      $ 7,695
   Short-term investments              3,111                        7,533                        3,394
   Long-term investments                 264                          264                          580
                                -------------                -------------               --------------
   Total Cash and investments        $13,842         15%          $11,993         3%          $ 11,669
                                -------------                -------------               --------------


For the year ended December 31, 2005, net cash provided by operations was $2.0 million, comprised of net loss of $2.0 million, a decrease in trade receivables of $1.2 million, an increase in other receivables of $0.1 million, an increase in accounts payable of $ 0.2 million, and an increase in deferred revenues of $2.1 million, which was partially offset by non-cash charges of $0.6 million.

For the year ended December 31, 2004, net cash provided by operations was $0.7 million, comprised of net income of $0.9 million, an increase in trade receivables of $2.0 million, an increase in other receivables of $0.3 million, an increase in accounts payable of $0.7 million, and an increase in deferred revenues of $0.7 million, which was partially offset by non-cash charges of $0.7 million.

For the year ended December 31, 2003, net cash provided by operations was $4.2 million, comprised of our net income of $1.7 million, a decrease in trade receivables of $0.7 million, a decrease in other receivables of $0.5 million, a decrease in accounts payable of $1.3 million, and an increase in deferred revenues of $1.9 million, which was partially offset by non-cash charges of $0.7 million.

Net cash provided by investment activities was $4 million in 2005, consisting of $4.4 million generated primarily from bank deposits and $0.4 million used for leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture. Net cash used in investment activities was $4.5 million in 2004, of which $3.9 million was primarily invested in bank deposits and $0.6 million invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture. Net cash used in investment activities was $0.9 million in 2003, of which $0.7 million was primarily invested in bank deposits and $0.2 million invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

Net cash provided by financing activities was $0.2 million in 2005, as a result of the employee options exercises. Net cash provided by financing activities was $0.3 million in 2004, as a result of the employee options exercises and ESPP purchases. Net cash provided by financing activities was $1.1 million in 2003, as a result of the employee options exercises and ESPP purchases.

As of December 31, 2005, we had outstanding trade receivables of approximately $4.1 million, which represented approximately 17% of 2005 total revenues. As of December 31, 2004, we had outstanding trade receivables of approximately $5.3 million, which represented approximately 23% of 2004 total revenues. As of December 31, 2003, we had outstanding trade receivables of approximately $3.4 million, which represented approximately 15% of 2003 total revenues. Our trade receivables are typically between 30 and 60 days, although we also negotiate longer payment plans with some of our clients. Days sales outstanding ("DSO"), calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 63 DSO as of December 31, 2005, compared with 70 DSO as of December 31, 2004, and 48 DSO as of December 31, 2003. The increase in DSO during recent years is due to the timing of invoicing of new orders in the quarter, which are increasingly occurring near the end of the quarter.

As of December 31, 2005, we had no material commitments for capital expenditures.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 29

Since inception, we have received aggregate payments from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade in the amount of $7.7 million related to research and development. In return for the Government of Israel participation, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2005, we had paid or accrued royalties related to the results of research and development in the amount of $4.8 million. The estimated current net commitment is approximately $2.9 million. The refund of the grant is contingent on future sales, and we have no obligation to refund these grants, if sufficient sales are not generated.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and investments in computers and office equipment. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and investments in computers and office equipment. In 2003, we became profitable and in 2004 we maintained profitability. However, in 2005, we generated a net loss. We may not be able to return to or maintain profitability, as our ability to return or maintain our profitability on a quarterly basis is largely dependent on the receipt of large orders in each quarter and our ability to control our expenses. If we are not successful in doing so, we will be required to seek new, external sources of financing, which may not be available to us on favorable terms, or at all. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to out shareholders.

We believe that we will have sufficient cash to fund our operations for at least the next 12 months.

5C.         Research and development

We have invested significant time and resources in creating a structured process for undertaking all product development projects. These include documenting product requirements, specifying product features and workflow, developing the software, performing quality assurance and creating documentation and packaging. Our research and development center in Israel is ISO 9001 compliant and continuously updates its software development procedures to maintain an ongoing improvement process and high quality products.

Our future research and development strategies will concentrate on strengthening our product offerings in decision support, forecasting, capacity planning and monitoring and schedule optimization; continuing to enhance the technology and scalability of our products; and continuing the development of offerings for specific vertical industries. The company invested $3.1 million in 2005, $2.7 million in 2004 and $1.9 million in 2003 for research and development.

5D.      Trend information

We are operating in a market that we believe is mostly untapped. We are seeing increasing demand for cost-effective solutions in the service workforce optimization markets, based on recently issued requests for proposals. Our customers are seeking turnkey end-to-end solutions. With our service optimization suite and our mobile and location-based services, we believe we are well-positioned to cover these needs.

Large system integrators are building practices around the service optimization market, another positive indication of the traction in this market. Our strategy is to continue to increase marketing efforts through our channels and large system integrators. We intend to expand our marketing and implementation capacity through these third parties, and expect to enhance sales by taking advantage of the market presence of these third parties.

Our quarterly results of operations may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, customer budget cycles and impact on the timing for buying decisions, competitive pressures, the ability of our partners to become effective in selling and marketing our products, and other factors.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 30

The portion of services revenues increased over the past two years, while the portion of license revenues decreased, as we received large orders that involve significant implementation efforts. As we continue to win large deals, we anticipate an increase in services, given that large customers require significant implementation efforts. We expect license and professional services revenues to grow in absolute terms, while maintaining license and professional services ratios comparable to 2005.

Our largest vertical market has traditionally been the telecommunications market. However, in the last two years, we have seen strong demand in the utility market as a result of deregulation and modernization trends. We believe that this trend will continue. We are experiencing longer sales cycles in the North American market compared to Europe. We believe that this is due to general deregulation of utilities companies in Europe, as well as consolidation in telco and utilities industries in North America, resulting in longer purchasing cycles. In addition, we see a positive trend in developing countries, such as China and India and we will approach those markets mainly through channels.

5E.       Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist and the performance bonds to certain customers as discussed in Item 5B above and Item 5F below, we do not have any off-balance sheet arrangements.

5F.      Contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2005:

 -----------------------------------------------------------------------------
|                      |                  |   Amount of Commitment Expiration |
| Commercial           |   Total Amounts  |      Per Period (in thousands)    |
| Commitments          |   Committed (in  |-----------------------------------|
|                      |    thousands)    |    2006          |         2009   |
|----------------------|------------------|------------------|----------------|
| Guarantees/Letters   |                  |                  |                |
| of Credit            |       $511       |    $470          |          $41   |
 -----------------------------------------------------------------------------


 -----------------------------------------------------------------------------
| Contractual        |                                                        |
| -----------        |         Payments Due By Period (in thousands)          |
| Obligations        |         -------------------------------------          |
| -----------        |                                                        |
|--------------------|--------------------------------------------------------|
|                    |    Total        Less than      1-2 years       3 year  |
|                    |    -----          1 year       --------        ------  |
| -------------------|--------------------------------------------------------|
| Lease Obligations  |    $919            $476          $389           $54    |
 -----------------------------------------------------------------------------

We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of future performance on certain contracts. As of December 31, 2005, contingent liabilities on outstanding letter of credit agreements aggregated approximately $0.5 million. Most of these obligations are scheduled to expire during 2006. We do not expect to renew most of these letters of credit. The letters of credit are secured by $0.3 million in deposits to cover potential payments under the guarantees.

As permitted under Israeli law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. We have director and officer insurance coverage that may limit our exposure and may enable us to recover a portion of any future amounts paid. In addition to the insurance coverage, we have agreed to indemnify our directors in an amount not to exceed $20 million, for all persons and all events to be indemnified, for certain events and occurrences while the director is, or was serving, at our request in such capacity in accordance with the Indemnification Agreements entered into with the directors, which are substantially in the form of the Amended Form of Indemnification Agreement filed as Exhibit 4.12 to this annual report.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 31

5G.         Safe Harbor

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management, including statements related to products, markets, and future results of operations and profitability, and may include implied statements concerning market acceptance of our products, and our growing leadership role in the marketplace. In addition, when used in this annual report, the words "likely," "will," "suggests," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan, "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this annual report with respect to future events, the outcome of which are subject to certain risks that may have a significant impact on our business, operating results or financial condition, including the risk factors described in Item 3D - Risk factors. Investors are cautioned that our forward-looking statements are inherently uncertain. Should one or more of the risks that we describe in this annual report or other uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.      Directors and senior management

Senior Management

The members of our executive management are as follows:

Name                  Age   Position
----                  ---   --------
Dr. Moshe BenBassat   58    Chief Executive Officer and Chairman of the Board
Shmuel Arvatz         43    Executive Vice President and Chief Financial Officer
Hannan Carmeli        47    Chief Operating Officer
David Schapiro        48    Executive Vice President, Marketing, Products, and
                            Business Development


DR. MOSHE BENBASSAT co-founded ClickSoftware and has served as our Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to January 1999, Dr. BenBassat also served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

SHMUEL ARVATZ has served as our Executive Vice President and Chief Financial Officer since October 2002. Prior to joining ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. From June 1999 to February 2001, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd., a telecommunications equipment provider which was acquired by ADC Telecom Inc. in
1998). Mr. Arvatz holds a B.A. in Accounting and Economics from Bar-Ilan University in Tel Aviv, Israel.

HANNAN CARMELI serves as our COO since March 2006. Previously, he served as our Executive Vice President of Sales & Professional Services since August 2004. Prior to this position, he managed our Professional Services organizations worldwide since the beginning of 2001. From August 1996 to December 2000, Mr. Carmeli held various executive roles including General Manager of the TechMate Division as well as Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held R&D and field positions with various software vendors ranging from software development through product management and sales management. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute of Technology in Haifa, Israel and a Master of Science degree in Computer Science from Boston University.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 32

DAVID SCHAPIRO has served as our Executive Vice President of Markets & Products since April 2001, and our Executive Vice President of Business Development since April 2004. Prior to this position and since 1994, he held various executive and management roles at ClickSoftware, including Senior Vice President of Product Development, ClickSchedule Division General Manager, and Vice President of Business Development. From 1984 until 1994, Mr. Schapiro served in positions at Applied Materials, a semiconductor equipment manufacturer, Scitex Corporation, a digital printing system company, and ClickSoftware. Mr. Schapiro received a Bachelor of Science degree in Mathematics and Computer Science from Tel-Aviv University, and a Master of Science degree in Computer Science from Bar-Ilan University. Mr. Schapiro recently resigned from our company.

Executive officers serve at the discretion of the Board. The employment of each of our executive officers is at will and may be terminated at any time, with or without cause, subject to contractual notice provisions. There are no family relationships between any of our directors or executive officers.

Directors

Our Articles of Association currently provide for a board of directors of not less than two members nor more than eleven members. We have a classified board of directors as set forth below:


 NAME OF DIRECTOR AND CLASS               TERM EXPIRES                    AGE
---------------------------------       ----------------                 ------

James W. Thanos, Class I                       2007                        57
Roni A. Einav, Class II                        2008                        62
Gil Weiser, Class II                           2008                        64
Moshe BenBassat, Class III                     2006                        58
Israel Borovich, external director             2007                        64
Naomi Atsmon, external director                2006                        53
Dan Falk, external director                    2006                        61


JAMES THANOS has served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc., an ecommerce software company from October 1999 to June 2002. From March 1998 to October 1999, Mr. Thanos served as BroadVision's Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide sales at Aurum Software, a sales force automation company. Mr. Thanos is a member of the board of directors of SupportSoft, Covigna, and PilotSoftware. Mr. Thanos holds a Bachelor of Arts degree in International Relations and a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

RONI EINAV is the General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures, founded by him in 1995. From 1983 to April 1999, Mr. Einav served as Chairman of the Board of Directors of New Dimension Software, Ltd., a systems software company he had founded, which was subsequently acquired by BMC Software for over $650 million. Mr. Einav serves on the board of directors of XciTel, Eurekify, and Motivia, and is on the advisory boards of Xenia and Cogniview. Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada Ltd., UDS, XciTel, CePost, CeDimension, ComDa, Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 33

GIL WEISER has served as a director of ClickSoftware since May 2003. Mr. Weiser has been active in the high tech environment for the past thirty years, with experience ranging from design engineering to management of international companies, as well as community and public activities, from serving the Shevach/Mofet High School to chairing the Haifa University Executive Board. Mr. Weiser is currently chairman or a member of the board of directors of the following companies: Fundtech, a software company; BBP, a subsidiary of Fundtech; Carmel, a company connected with Haifa University; OptiBase, a video communication company, and Formula Systems, a holding and managing company in the technology space. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange (2002-2004). From January to December 2002, Mr. Weiser was the Acting Vice Chairman for ORAMA, an international investment banking group. From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communication company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center, heading the multi-national forum, and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics/Computers from the University of Minnesota in Minneapolis.

DR. ISRAEL BOROVICH has served as a director since July 1997 and as an external director according to the Israeli Companies Law since July 2001. Dr. Borovich currently serves as Chairman of the Board of Elal Israel Airlines Ltd. From 1988 until 2004, Dr. Borovich served as President and CEO of Arkia Israeli Airlines Ltd. and Knafaim-Arkia Holdings Ltd., an investment management company. Dr. Borovich currently serves as a director of Issta Lines Israel Students Travel Company Ltd., Arkia International (1981) Ltd. and other companies of Arkia's group in the aviation and tourism business. Dr. Borovich also serves as Chairman of Granit Hacarmel Investments Ltd. and Sonol Israel Ltd., an investment management company. Dr. Borovich also serves as a director of Knafaim-Arkia Holdings, Ltd., an investment management company, Maman-Cargo Terminals &Handling Ltd. and Ayalon Highways (Israel) Ltd. Dr. Borovich served as a Professor on the Faculty of Management of Tel Aviv University. Dr. Borovich holds Bachelor of Science, Master of Science and Ph.D. degrees in Industrial Engineering from the Polytechnic Institute in Brooklyn.

NAOMI ATSMON was employed by Amdocs Ltd., a customer care and software company, from 1986 until the end of 2002. From 1997 until 2002, Ms. Atsmon served as a division President at Amdocs Ltd., managing large scale billing projects for telephone companies in North America and Europe, with overall responsibility for the profit and loss statement of the division. From 1994 until 1997, Ms. Atsmon served as a Vice President at Amdocs Ltd. From 1991 until 1994, she was a director for Amdocs Ltd. n charge of software development and customer relations with one of the largest telephone companies in the United States. Prior to joining Amdocs Ltd., Ms. Atsmon was a project manager at Bank Hapoalim, in charge of a large financial project for the bank controller. From 1976 to 1981, Ms.Atsmon was a system analyst with Agrexco Ltd. Ms. Atsmon also currently serves as a board member of Jacada Ltd., a software provider. Ms. Atsmon holds a Bachelor of Science degree in Management & Industrial Engineering from the Technion Institute, and studied business administration at Tel-Aviv University.

DAN FALK served as the Chairman of the Board Directors of Atara Technology Ventures Ltd., an Israeli company engaged in investment in advanced technology enterprises from 2000 to May 2003. He is also a member of the Boards of Directors of Orbotech Ltd., Nice Systems Ltd., Orad Ltd, Netafim, Plastopil Cooperative Society, Dmatek, Ltd., Dor Chemicals Ltd., Attunity Ltd., Visionix Ltd., Jacada Ltd., Ormat Technology Inc. (publicly traded on NYSE), and Poalim Ventures I.From July 1999 to November 2000, Mr. Falk served as President and Chief Operating Officer of Sapiens International Corporation N.V., a company engaged in the development of software solutions for large-scale, cross-platform systems. Mr. Falk was Executive Vice President of Orbotech, a high technology company, from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. From October 1992 until June 1994, Mr. Falk was Vice President and Chief Financial Officer of Orbotech. Mr. Falk was Director of Finance and Chief Financial Officer of Orbot Systems, predecessor of Orbotech Ltd., from 1985 until 1992. Mr. Falk received a Master of Business Administration degree in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

6B.      Compensation

The aggregate compensation paid to all our directors and officers during 2005 was approximately $0.9 million in salaries, directors' fees, and bonuses. In addition, we granted 234,000 options to our officers and directors at an average exercise price of $1.46 per share. Options expire 10 years after the date of the grant.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 34

The employment agreements of the executive officers provide that the employment relationship is "at-will" and may be terminated at any time by either the Company or the executive. The agreements provide that in the event the executive resigns his employment from the company or the executive is terminated by the Company without cause, the executive will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination for Dr. BenBassat and three months of base salary as of the date of termination for Mr. Arvatz, Mr. Carmeli and Mr. Schapiro (plus, in the case of Mr. Arvatz, Mr. Carmeli and Mr. Schapiro, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they will receive bonuses based on achieving company goals on revenues and operating profit, and based on achieving personal goals. CEO goals are determined on a yearly basis by the Compensation Committee, and goals of the executive officers are set by the CEO.

6C.        Board practices

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees.

We have entered into indemnification agreements with our directors and senior management in an attempt to ensure continued service in an effective manner. The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.

Audit Committee

The audit committee consists of Ms. Atsmon, Dr. Borovich, Mr. Falk and Mr. Weiser, each of whom is "independent," as such term is defined under Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers. Our board of directors has determined that Mr. Falk also qualifies as a "financial expert" within the meaning of SEC and Nasdaq rules. The audit committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our company and our subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. Functions of the audit committee include:

     o To assist our board of directors to oversee our accounting and financial policies, internal controls, and financial reporting practices.

     o To maintain and facilitate communication between our board of directors and our financial management and our auditors.

     o Through, among other things, consultation with our internal and external auditors, to detect irregularities in the management of our business and our internal controls procedures.

     o To communicate on a regular basis with our outside auditors and review their operation and remuneration.

     o To decide whether to approve acts or related-party transactions involving directors, executive officers, controlling shareholders and third parties.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee's responsibilities.


Compensation Committee

Our compensation committee is comprised of James Thanos, Gil Weiser, and Israel Borovich, and meets as necessary several times per year regarding employee compensation matters.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 35

6D.        Employees

At December 31, 2005, we employed 180 full time employees. Of these employees, 107 were based in our facilities in Israel, 31 in the United States, 14 in Asia Pacific and 28 in Europe. The following is a detailed breakdown of persons employed by main category of activity:

                                              YEAR ENDED DECEMBER 31,

Department                            2005               2004             2003
Services                                70                 55               42
Research & Development                  46                 34               34
Sales and Marketing                     40                 43               29
General and Administrative              24                 22               20
                               ------------------------------------------------
Total                                  180                154              125
                               ------------------------------------------------

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses amounted to $352,000 in 2005, $336,000 in 2004, and $234,000 in 2003.

Israeli law also provides that employment arrangements with employees not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation that differentiates between compensation paid to employees for a 43 hour work week or for maximum daily work hours and compensation for overtime work. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work.

6E.        Share ownership

As of April 17, 2006, each of the individuals listed in Item 6A beneficially owned less than 1% of our ordinary shares, with the exception of Dr. Moshe Ben Bassat, who owns 4,571,630 shares and 1,025,059 options.

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

We adopted a new option plan in 2000. In April 2003, we commenced a voluntary stock option exchange program for our employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options were granted at a ratio of between 50% and 5% for each option cancelled, at an exercise price equal to the fair market value of our ordinary shares on the date of the re-grant. Pursuant to the terms of the offer, 279,118 options were cancelled at May 2003. We granted 39,840 replacement options in December 2003 at an exercise price of $4.39. During 2003, the board of directors increased the reserve for grants under its umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "ESOP"), by 400,000 options effective January 1, 2004. During 2005, the board of directors increased the reserve for grants under ESOP, by 450,000 options effective January 1, 2006.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 36

Options generally have a term of between seven and ten years. Earlier termination may occur if the employee's employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by Nasdaq on the date prior to the date of grant for incentive stock options.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years. Vesting is conditional upon employee remaining continuously employed by the company or its subsidiaries.

On December 5, 2005, the board of directors approved the accelerated vesting of unvested employee stock options granted to employees and officers with exercise prices of $1.75 or above. Options to purchase approximately 0.8 million shares became exercisable immediately. The accelerated options, which are considered vested as of December 5, 2005, have exercise prices ranging from $1.75 to $4.25 per share. The number and exercise prices of the shares involved are unchanged. The vesting acceleration enables us to avoid recognizing in our income statement compensation expense associated with these options in future periods, upon adoption of FASB Statement NO. 123R (Share-Based Payment) in January 2006. As a result of this change, we expect to reduce the after tax stock option expense we otherwise would have been required to record by approximately $2 million over a 4-year period. This estimate is subject to change and is based on estimated value calculations using the Black-Scholes methodology.


ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major shareholders

The following table sets forth, as of April 17, 2006, the total number of ordinary shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                              Ordinary Shares Beneficially Owned
                                              ----------------------------------

Name and Address                                 Number               Percent
----------------                                 ------               -------
Dr. Moshe BenBassat (1)                          5,596,689            19.5%
Austin W. Marxe and David M. Greenhouse (2)      4,622,397            16.8%
G. Nicholas Farwell (3)                          3,008,100            10.9%
Officers and directors as a group (4)            6,589,281            23.1%
(10 persons)

(1) Includes, in addition to the ordinary shares held by Dr. BenBassat (i) 1,025,059 options for ordinary shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.

(2) As reported on Amendment No. 2 to the Schedule 13G filed with the SEC on February 14, 2006 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)  As reported on Schedule 13G filed with the SEC on January 27, 2005 by
     G. Nicholas Farwell.

(4) Includes (i) 1,973,287 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat. Does not include 244,041 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 37

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

-----------------------------------------------------------------------------------------
|                                               31-Dec                31-Dec             |
|                                                2002                  2005              |
|                                                             %                     %    |
|                                                          -------               ------- |
|  Total shares                              26,373,249              27,634,707          |
|                                                                                        |
|  Genisys Partners                           2,871,270     10.9%                        |
|  Oak Investment Partners                    4,724,025     17.9%                        |
|  Liberty Wagner                             1,660,000      6.3%     1,250,000    4.5%  |
|  G.Nicolas Farwell                                                  3,008,100   10.9%  |
|  Marxe, Austin W. & Greenhouse, David M.                            4,622,397   16.7%  |
-----------------------------------------------------------------------------------------

Our major shareholders do not have different voting rights from each other or other shareholders.

7B.      Related party transactions

  During the past three years, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time.

  The following table sets forth information with respect to transactions between the Company and Nester Ltd., a company controlled by Dr. Moshe
  BenBassat:

                                                         YEAR ENDED DECEMBER 31,
                                                         2005     2004     2003
                                                         ----     ----     ----
                                                               (in thousands)

  Amounts received by the Company from Nester for
  general and administrative expenses:                    $74      $86      $83
  Amounts received by Nester from the Company for
  the purchase of office equipment:                       $10        -        -


7C.      Interests of experts and counsel

Not applicable.



ITEM 8.           FINANCIAL INFORMATION

8A.      Consolidated statements and other financial information

See Item 18 - Financial Statements.

Export sales

Export sales in 2005 were $24.0 million or 99.6% of net revenue, compared with $22.7 million or 100% of net sales in 2004, and $22.3 million, or 99.7 % of net sales in 2003.

Dividends

We currently intend to retain earnings, if any, for use in our business. We have never declared or paid cash dividends and have no intention to pay any cash dividends on our capital stock in the foreseeable future.

Legal Proceedings

On August 25, 2003, a complaint was filed against us, one of our officers and one of our former officers in the United States District Court for the District of Massachusetts. None of the defendants were served and the


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 38
case was dismissed on June 22, 2005. The complaint was purportedly brought on behalf of investors who purchased our securities between June 22, 2000 and October 21, 2002 and contained various allegations, including violations of the Exchange Act and common law claims with respect to our financial results for 2000, 2001 and the first six months of 2002.

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition

8B.      Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2005.


ITEM 9.           THE OFFER AND LISTING

9A.      Offer and listing details

Our ordinary shares are listed for trading on Nasdaq. The following table sets forth for the periods listed the high and low closing prices of our ordinary shares on Nasdaq. These prices are over-the-counter market quotations which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                             High              Low
                                             ----              ---
ANNUAL INFORMATION
2001                                         2.72              0.56
2002                                         2.25              0.08
2003                                         4.95              0.12
2004                                         5.28              1.20
2005                                         2.89              1.28

QUARTERLY INFORMATION
First quarter 2004                           5.28              3.25
Second quarter 2004                          4.14              2.06
Third quarter 2004                           3.01              1.20
Fourth quarter 2004                          3.02              1.73
First quarter 2005                           2.89              2.05
Second quarter 2005                          2.41              1.67
Third quarter 2005                           1.99              1.61
Fourth quarter 2005                          1.95              1.28

MONTHLY INFORMATION
October 2005                                 1.66              1.33
November 2005                                1.56              1.28
December 2005                                1.95              1.50
January 2006                                 2.00              1.47
February 2006                                1.57              1.40
March 2006                                   2.00              1.40


9B.      Plan of distribution

Not applicable.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 39

9C.      Market for ordinary shares

Our ordinary shares have been quoted on the NASDAQ SmallCap Market under the symbol CKSW since August 29, 2002 (except between November 6, 2002 and March 6, 2003, when they were quoted under the symbol CKSWE).

9D.      Selling shareholders

Not applicable.

9E.      Dilution

Not applicable.

9F.      Expenses of the issue

Not applicable.


ITEM 10.          ADDITIONAL INFORMATION

10A.     Share capital

Not applicable


10B.     Memorandum and articles of association

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee, by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

The Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the member of the board of directors or senior management also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the member of the board of directors or senior management has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.

Our Articles of Association provide that, all actions done bona fide at any meeting of the Board of Directors or by a committee thereof or by any person(s) acting as Director(s) will, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defector disqualification.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 40

Our Articles of Association provide that a Director who has a personal interest in a matter which is brought for discussion before the Board of Directors may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or arrangements in which he or she has a personal interest. If said Director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

Our Articles of Association provide that, subject to the Companies Law, the Board of Directors may delegate its authorities in whole or in part to such committees of the Board of Directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, the Board of Directors may from time to time confer upon and delegate to a President, CEO, COO or other Executive Officer then holding office, such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in the bests interests of the Company, without waiving the authorities of the Board of Directors with respect thereto.

Arrangements regarding compensation of Directors require the approval of the Compensation Committee, Audit Committee, Board of Directors and the shareholders.

Description of Securities

The share capital of the Company is NIS 2,100,000, divided into: (i) 97,000,000 Ordinary Shares of NIS 0.02 nominal value each ("Ordinary Shares"); (ii) 3,000,000 Non-Voting Ordinary Shares of NIS 0.02 nominal value each, and (iii) 5,000,000 Special Preferred Shares of NIS 0.02 nominal value each.

Our Ordinary Shares do not have preemptive rights. The ownership or voting of Ordinary Shares by nonresidents of Israel or foreign owners is not restricted or limited in any way by our Memorandum of Association or Articles of Association, or by the laws of the State of Israel.

Transfer of Shares and Notices. Fully paid up Ordinary Shares may be freely transferred pursuant to our Articles of Association unless such transfer is restricted or prohibited by another instrument. Each shareholder registered in the shareholders' register is entitled to receive at least 10 days and not more than 60 days prior notice of any General Meeting of shareholders. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix the record date not more than 60 nor less than 10 days prior to the date of such meeting.

Election of Directors. The Ordinary Shares do not have cumulative voting rights in the election of Directors. As a result, the holders of Ordinary Shares that represents more than 50% of the voting power have the power to elect all the Directors.

Dividend and Liquidation Rights. The Board of Directors may declare a dividend to be paid to the holders of Ordinary Shares according to their rights and interests in our profits. The Directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company.

Voting, Shareholders' Meetings and Resolutions.

Each shareholder has one vote for each share of which he is the holder, subject to any rights or restrictions attached to any class or classes of shares. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of the total voting rights in the Company. A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

Except for External Directors (as defined in the Companies Law), all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 41
the members of each class to hold office until their successors have been duly elected and qualified. At each Annual Meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the Annual Meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified.

General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

Except as otherwise provided in the Articles, any resolution (such as amending the Articles, except for the provision described in the paragraph below which requires the affirmative vote of at least 66 2/3% of those present)at a General Meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon.

Any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder requires the authorization of the Board of Directors and authorization at a General Meeting (not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting shares which is not owned by the interested shareholder, unless (i) prior to such time that such shareholder became an interested shareholder, the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) certain employee share plans).

10C.     Material contracts not in the ordinary course of business

We have entered into an employment agreement with Moshe BenBassat, our Chief Executive Officer. The agreement provides that the employment relationship is "at-will" and may be terminated at any time by either us or Dr. Ben Bassat with or without cause. The agreement provides that in the event Dr. Ben Bassat's employment is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination. Dr. BenBassat is entitled to full acceleration of option vesting in the event of a change in control. The right to receive the contractual severance benefits set forth above will immediately terminate if Dr. Ben Bassat is terminated for cause, as defined in the employment agreements.

10D.     Exchange controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.

Neither our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 42

10E.     Taxation

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us and our group companies. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we and some of our group companies benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

Israel Corporate Tax Considerations
-----------------------------------

General Corporate Tax Structure

Income not eligible for "Approved enterprise" benefits is taxed at a regular rate of 34%. On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company's financial statements. However, the effective rate of tax payable by a company which derives income from an "Approved Enterprise" may be considerably lower - see discussion below.

Law for the Encouragement of Capital Investments, 1959

General. certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25%, instead of the tax rates under the "General Corporate Tax Structure" above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 43

A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the approved enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

 % of Foreign Ownership                                 Tax Rate

 Over 25% but less than 49%                             25%
 49% or more but less than 74%                          20%
 74% or more but less than 90%                          15%
 90% or more                                            10%

Entitlement to these benefits is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so. The undistributed income derived from each of our approved enterprise programs is tax-exempt for a two year period beginning with the first year in which it generates otherwise taxable income and is subject to a reduced tax rate for the remainder of the benefit period.

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient's tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company's shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors' company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year's profits to declare dividends.

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 44
application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

A company which qualifies as a foreign investment company (FIC) is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

Notwithstanding the foregoing, proceeds received from the sale of our products may be deemed to be royalties under the domestic law of the country of residence of the purchaser/licensee or under an applicable tax treaty and as such subject to withholding tax in such country.

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax exemption available to an Approved Enterprise or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign tax withheld and paid by us. Furthermore, under Israeli law, we cannot carry forward such unused credit to future tax years.

From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

Notwithstanding the foregoing, on March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and hotel investments (the "2005 amendment"). A tax "holiday" package can now be elected for up to 15 years for a "Privileged Enterprise" as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

* Tax "holiday" package - for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

* Grant / Reduced tax package - for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for 7 to 15 years. Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected.

GRANTS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984.

Israeli tax laws have allowed, under certain conditions, a tax deduction for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the Government of Israel and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved as above or funded are deductible in equal portions over a three-year period.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 45

Under the law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program's expenses. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist had to be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (or, for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

Generally, the Research Law requires that the manufacturing of any product developed through research and development funded by the Government of Israel shall be in Israel. It also provides that know-how from the research and development that is used to produce the product may not be transferred to third parties without the approval of a research committee of the Chief Scientist. Such approval is not required for the export of any products resulting from such research and development.

However, under the Regulations, in the event that any portion of the manufacturing is not performed in Israel, if approved by the Chief Scientist, we would be required to pay an increased royalty at the rates of 120%, 150% or 300% of the grant if the manufacturing portion that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

In 2002, the Research Law was amended to, among other things, enable companies applying for grants from the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

We believe that we currently qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an industrial enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

Moreover, industrial enterprises which are approved enterprises (see below) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 45
assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

In addition, Industrial Companies may (i) amortize the cost of purchased know-how and patents over an eight-year period for tax purposes, (ii) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (iii) deduct expenses related to public offerings in equal amounts over three-years.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

EMPLOYEE STOCK OPTIONS

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. The optionee is not required to make payments to the National Insurance Institute and health tax. The Company may not recognize expenses relating to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

In accordance with the provisions of the Tax Reform Legislation, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officer holders but excluding controlling shareholders.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 ("Inflationary Adjustments Law") is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 47
shareholders' equity, (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment
Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Results for tax purposes are measured in real terms, in accordance with the changes in the CPI. We are taxed under this law. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and other items as denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

TAXATION OF OUR SHAREHOLDERS

CAPITAL GAINS AND INCOME TAXES; ESTATE AND GIFT TAX

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 34% for corporations in 2005.

Until January 1, 2003, the basic capital gains tax rate applicable to corporations was 36% and the capital gains tax rate for individuals was based on the individual's tax bracket up to 50%. For 2005, the basic capital gains tax rate applicable to corporations was 34%. Since January 1, 2003, the real capital gains tax rate for both individuals and corporations is 25%. Specific tax rates apply to sales of publicly traded securities as described below. These tax rates are subject to the provisions of any applicable bilateral double taxation treaty. The Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty") is discussed below.

Under current law, as of January 1, 2003, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to 15% tax in case the shares were purchased after December 31, 2002. For shares purchased before that date, the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

However, as of January 1, 2003, non-residents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the non-resident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 48
sections of the Israeli Income Tax Ordinance. In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty
U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies.

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, that are paid to a Treaty U.S. Resident corporation holding 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, is 12.5%. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

United States Federal Tax Income Considerations
-----------------------------------------------

The following discussion is a summary of the material United States federal income tax consequences of purchasing, holding and disposing of our ordinary shares. This section is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, banks and other financial institutions, a person who holds our ordinary shares as part of a straddle, constructive sale, hedge or conversion transaction, a United States expatriate, a partnership or other pass through entity or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

Taxation of U.S. Holders

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares that is not a partnership and that is for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation (or other entity or arrangement treated as a corporation or partnership)organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 10, 1996 and validly elected to continue to be treated as a domestic trust. A "Non-U.S. Holder" is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 49

DISTRIBUTIONS. We do not anticipate that we will make dividend distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders as dividend income to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. "Qualified dividend income" received by individual U.S. Holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2008 generally will be taxed at a preferential U.S. federal income tax rate (a maximum rate of 15 per cent.) provided certain conditions are met, including a minimum holding period. For this purpose, dividends paid by the Company will be "qualified dividend income" provided that the Company is eligible with respect to substantially all of its income for the benefits of the U.S.-Israel Tax Treaty and the Company is not considered during the year the dividend is paid, or in the preceding year, a "passive foreign investment company". U.S. Holders are urged to consult their tax advisers regarding the availability of the preferential rate in their particular circumstances. Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

CREDIT FOR ISRAELI TAXES WITHHELD. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder's United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income". However, for taxable years beginning after December 31, 2006 dividends distributed by the Company to U.S. Holders would generally constitute "passive category income," but could, in the case of certain U.S. Holders, constitute "general category income". The rules relating to computing foreign tax credit or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Israeli tax withheld from payment.

Alternatively, a U.S. Holder may elect to claim a United States tax deduction for any such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income tax as paid. In addition, a non-corporate U.S. Holder cannot elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

DISPOSITIONS. If you are a U.S. Holder and you sell, exchange or otherwise dispose of our ordinary shares, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your adjusted tax basis, determined in dollars, in those ordinary shares. Capital gain or loss will be short-term or long-term depending on whether you hold the Shares for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation, with respect to taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States federal foreign tax credit limitation. However, a U.S. Holder who is also a Treaty U.S. Resident and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States federal foreign tax credit limitations. U.S. Holders should consult their tax advisors regarding the application of the United States federal foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 50

Passive Foreign Investment Company Status

The Code provides special antideferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of, stock of a passive foreign investment company ("PFIC"). Generally a non-United States corporation is treated as a PFIC for United States federal income tax purposes in any taxable year in which either
(i) 75% or more of its gross income (including the pro rata gross income of any company (domestic or foreign) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

There is no assurance that we are not a PFIC, and U.S. Holders of our ordinary shares should consult their tax advisors about the PFIC rules, including the possibility, and advisability of, and the procedure and timing for making certain elections that may alleviate some of the tax consequences of the PFIC rules in connection with their holding of ordinary shares, including options to acquire our ordinary shares.

Taxation of Non-U.S. Holders

Subject to the discussion below with respect to the United States backup withholding tax, a Non-U.S. Holder (i.e., any person other than a U.S. Holder) generally will not be subject to United States federal income tax on dividends from us, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the Non-U.S. Holder of a United States trade or business, and in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual Non-U.S. Holder, such individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and meets certain other conditions.

Backup Withholding and Information Reporting

Under the Code, United States tax information reporting and "backup withholding" at the appropriate rate (currently 28%) may generally apply to payments of dividends on, and the proceeds of dispositions of, our ordinary shares made within the United States, by a United States payor or through certain United States-related financial intermediaries to both U.S. Holders and Non-U.S. Holders, other than exempt recipients. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9, and a non-U.S. Holder will provide such certification on IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder's or the non-U.S. Holder's United States federal income tax liability, provided the required information is furnished to the IRS.

10F.     Dividends and paying agents

Not applicable.

10G.     Statement by experts

Not applicable.

10H.     Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act, as amended. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 51

You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10I.         Subsidiary information

Not applicable.


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific and Africa regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2005, 45% of our revenues and 37% of our expenses were denominated in US dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our business, financial conditions and results of operations. The exposure to currency exchange rate changes is diversified due to the number of different countries and currencies in which we conduct business. The main currencies are US$, NIS, GBP and EURO.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than US dollars, mainly in Euro, British pounds and Australian dollars. Any change between the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. The net value of the forwards as of December 31, 2005 was not material.

Interest Rate Risk. As of December 31, 2005, we had cash, cash equivalents and short-term investments of $13.6 million, which consist of cash and highly liquid short-term investments. Of this, a total of $2.3 million is denominated in non-dollar currencies. We believe a substantial decrease in market interest rates would have an immaterial impact on our business, financial condition and results of operations.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2005 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY                                                            2005
                                                       (in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
----------------------------------------------------
    Cash and cash equivalents                                            $10,467
    Average interest rate                                                   3.4%
    Bank deposits                                                         $3,375
    Average interest rate                                                   3.4%

B) Long-term debts:
-------------------
    None.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 52

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.




________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 53

                                   PART TWO
                                   --------

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.          CONTROLS AND PROCEDURES

(a)  Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005 (the Evaluation
Date). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act.

(b)  Management's Annual Report on Internal Control Over Financial Reporting

Not applicable.

(c)  Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)  Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.         Audit Committee Financial Expert.

Our audit committee is comprised of Dan Falk, Naomi Atsmon, Israel Brorovich and Gil Weiser. Our board of directors has determined that Mr. Falk qualifies both as an independent member of the audit committee and as an audit committee financial expert, as such terms are defined under Exchange Act rules. Mr. Falk also qualifies as an independent directors as required by the Nasdaq rules.

ITEM 16B.         Code of Ethics, Standards of Business Conduct.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal controller, and to persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website.

ITEM 16C.         Principal Accountant Fees and Services.

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, has served as our independent public accountants for each of the three years ended December 31, 2005.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 54

Audit Fees.

Audit fees in 2005 amounted to approximately $75,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2005 and the review of our financial statements during fiscal year 2005. Audit fees in 2004 amounted to approximately $65,000 for professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2004 and the review of our financial statement included in quarterly reports on Form 10-Q during fiscal year 2004.

Audit-Related Fees.

None.

Tax  Fees.

Tax fees billed to us by Brightman Almagor in 2005 amounted to approximately $4,000 and primarily related to tax services. In addition, Deloitte Touche of Boston billed us approximately $52,000 for tax advice and tax planning services in 2005. Tax fees billed to us by Brightman Almagor in 2004 amounted to approximately $5,500 and primarily related to tax services. In addition, Deloitte Touche of Boston billed us approximately $35,000 for tax advice and tax planning services in 2004.

All Other Fees.

All other fees amounted to approximately $17,000 in 2005 and primarily related to Sarbanes-Oxley implementation and consulting relating to Chief Scientist requests. All other fees amounted to an aggregate of approximately $9,000 in 2004 and primarily related to Sarbanes Oxley compliance.

Pre-Approval of Auditors' Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent auditors and, if requested by the board of directors, is also responsible for pre-approving services provided by other public accounting firms (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). Absent such a request from the board of directors, our management approves the non-audit services provided to the Company by accountants other than the auditors. 100% of the non-audit services provided to us by the independent auditors in 2005 and 2004 were either pre-approved by the full audit committee, or by Dan Falk, who was delegated by the Audit Committee to approve the non-audit services provided by independent auditors.

ITEM 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.         Purchase of Equity Securities by the Issuer and Affiliated
                  Purchasers

Not applicable.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 55

                                  PART THREE
                                  ----------


ITEM 17.          FINANCIAL STATEMENTS

Not applicable.


ITEM 18.          FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

   Report of Independent Registered Public Accounting Firm...................57

   Consolidated Balance Sheets...............................................58

   Consolidated Statements of Operations.....................................59

   Consolidated Statements of Changes in Shareholders' Equity................60

   Consolidated Statements of Cash Flows.....................................61

   Notes to Consolidated Financial Statements................................62



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 56

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders of
ClickSoftware Technologies Ltd.


We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their consolidated cash flows for each of the three years then ended, in conformity with U.S. generally accepted accounting principles.




Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu



Tel Aviv, Israel
February 16, 2006


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 57



                                          CLICKSOFTWARE TECHNOLOGIES LTD.
                                            CONSOLIDATED BALANCE SHEETS
                                         (in thousands, except share data)

                                                                                                  DECEMBER 31,
                                                                                               2005          2004
                                                                                               ----          ----

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (note 3)                                                         $ 10,467        $ 4,196
  Short-term investments (note 4 & note 11b)                                                    3,111          7,533
  Trade receivables, net of allowance for doubtful accounts of $225 and $300 as of
  December 31, 2005 and 2004, respectively (note 5)                                             4,118          5,317
  Other receivables and prepaid expenses (note 6)                                               1,083            982
                                                                                         ----------------------------
      Total current assets                                                                      18,779         18,028

 LONG-TERM INVESTMENTS (NOTE 7 & NOTE 11B)                                                        264            264

 SEVERANCE PAY DEPOSITS (NOTE 8)                                                                  960            890

 PROPERTY AND EQUIPMENT, NET (NOTE 9)                                                           1,001          1,067
                                                                                         ============================
     Total assets                                                                             $21,004        $20,249
                                                                                         ============================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (note 10)                                             $ 4,924        $ 4,731
  Deferred revenues                                                                             5,031          2,969
                                                                                         ----------------------------
     Total current liabilities                                                                  9,955          7,700
                                                                                         ----------------------------

LONG-TERM LIABILITIES
     Accrued severance pay (note 8)                                                             1,786          1,677
                                                                                         ----------------------------
     Total liabilities                                                                         11,741          9,377
                                                                                         ----------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 11)

SHAREHOLDERS' EQUITY: (NOTE 12)
 Special preferred shares NIS 0.02 par value
    Authorized - 5,000,000 as of December 31, 2005 and 2004;
    no issued and outstanding shares as of December 31, 2005 and 2004;
Ordinary shares of NIS 0.02 par value:
    Authorized -- 100,000,000 as of December 31, 2005 and 2004;
    Issued - 27,673,707 shares as of December 31, 2005 and
    27,442,159 as of December 31, 2004;
    Outstanding - 27,634,707 shares as of December 31, 2005 and
    27,403,159 shares as of December 31, 2004;                                                    111            110
Additional paid-in capital                                                                     71,220         70,930
Deferred stock compensation                                                                     (216)          (309)
Accumulated deficit                                                                          (61,809)       (59,816)
                                                                                         ----------------------------
                                                                                                9,306         10,915
Treasury shares, at cost: 39,000 shares                                                          (43)           (43)
                                                                                         ----------------------------
     Total shareholders' equity                                                                 9,263         10,872
                                                                                         ----------------------------
     Total liabilities and shareholders' equity                                               $21,004        $20,249
                                                                                         ============================



The accompanying notes are an integral part of these consolidated financial statements.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 58


                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               (in thousands, except share and per share amounts)

                                                                           YEAR ENDED DECEMBER 31,
                                                                   2005               2004             2003
Revenues (note 13):
  Software license                                                      $8,235           $10,603          $10,622
  Services                                                              15,832            12,102           11,788
                                                             -----------------------------------------------------
     Total revenues                                                     24,067            22,705           22,410
                                                             -----------------------------------------------------

Cost of revenues:
  Software license                                                       1,541             1,109              955
  Services                                                               8,251             6,395            6,631
                                                             -----------------------------------------------------
     Total cost of revenues                                              9,792             7,504            7,586
                                                             -----------------------------------------------------

                                                             -----------------------------------------------------
     Gross profit                                                       14,275            15,201           14,824
                                                             -----------------------------------------------------

Operating expenses:
  Research and development expenses                                      3,635             3,069            2,434
          Less - participation by the Chief Scientist of
        the Government of Israel  (note 11a)                               507               359              523
                                                             -----------------------------------------------------
  Research and development expenses, net                                 3,128             2,710            1,911
  Selling and marketing expenses                                        10,124             8,939            7,836
  General and administrative expenses                                    3,119             2,809            3,494
  Amortization of deferred stock-based compensation (1)                     19                 9              101
                                                             -----------------------------------------------------
     Total operating expenses                                           16,390            14,467           13,342
                                                             -----------------------------------------------------
Operating  (loss) income                                                (2,115)              734            1,482
Interest and other income, net                                             122               179              259
                                                             -----------------------------------------------------
Net (loss) income                                                    $ (1,993)             $ 913           $1,741
                                                             -----------------------------------------------------

                                                             -----------------------------------------------------
Basic net (loss) income per share                                     $ (0.07)            $ 0.03            $0.07
                                                             -----------------------------------------------------
Diluted net (loss) income per share                                   $ (0.07)            $ 0.03            $0.06
                                                             -----------------------------------------------------
Shares used in computing basic net (loss) income per share          27,514,262        27,202,804       25,847,758
                                                             -----------------------------------------------------
Shares used in computing diluted net (loss) income per
share                                                               27,514,262        28,336,450       26,874,351
                                                             -----------------------------------------------------


(1) Amortization of deferred stock-based compensation would be further classified as follows:



                                                                               YEAR ENDED DECEMBER 31,
                                                                         2005              2004               2003
                                                                         ----              ----               ----

Cost of revenues                                                           $ -              $ -                $7
Research and development expenses                                            -                -                15
Selling and marketing expenses                                               -                -                 4
General and administrative expenses                                         19                9                75
                                                             -----------------------------------------------------
Total                                                                     $ 19              $ 9              $101
                                                             -----------------------------------------------------




The accompanying notes are an integral part of these consolidated financial statements.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 59

                                                  CLICKSOFTWARE TECHNOLOGIES LTD.
                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                 (in thousands, except share data)

                                NUMBER OF                  ADDITIONAL
                                ORDINARY      SHARE         PAID-IN         DEFERRED      ACCUMULATED       TREASURY
                                 SHARES       CAPITAL       CAPITAL       COMPENSATION      DEFICIT          SHARES       TOTAL
                             ---------------------------------------------------------------------------------------------------
Balance as of
December 31, 2002              26,373,249      $ 102         $69,196        $ (101)        $ (62,470)         $(43)     $ 6,684

Employee options exercised        306,684          4           1,001              -                 -             -       1,005

Employee Stock purchase
plan                              401,022          3              79              -                 -             -          82

Amortization of deferred
compensation                            -          -               -            101                 -             -         101

Net Income                              -          -               -              -             1,741             -       1,741
                             ---------------------------------------------------------------------------------------------------
Balance as of
December 31, 2003              27,080,955      $ 109         $70,276           $  -          (60,729)         $(43)     $ 9,613

Employee options exercised        164,023          -             173              -                 -             -         173

Employee Stock purchase
plan                               58,181          1             107              -                 -             -         108

Shares issued to IBM              100,000          -               -              -                 -             -           -

Deferred stock
compensation related to
stock option grants to
consultants                             -          -             374           (374)                -             -           -

Amortization of deferred
compensation(1)                         -          -               -             65                 -             -          65

Net Income                              -          -               -              -               913             -         913
                             ---------------------------------------------------------------------------------------------------
Balance as of
December 31, 2004              27,403,159      $ 110         $70,930        $  (309)        $ (59,816)         $(43)   $ 10,872

Employee options exercised        231,548                        248                                                        249
                                                   1                              -                 -             -
Deferred stock
compensation related to
stock option grants to
consultants                             -          -              42            (42)                -             -           -

Amortization of deferred
compensation(1)                         -          -               -            135                 -             -         135

Net Loss                                -          -               -              -            (1,993)            -      (1,993)
                             ---------------------------------------------------------------------------------------------------
Balance as of December 31,
2005                           27,634,707      $ 111         $71,220        $ (216)         $ (61,809)         $(43)    $ 9,263
                             ---------------------------------------------------------------------------------------------------

(1)      $116,000 of amortization of deferred compensation is deducted from Revenues.

The accompanying notes are an integral part of these consolidated financial statements.



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 60


                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  (in thousands)
                                                                               YEAR ENDED DECEMBER 31,
                                                                         2005            2004            2003
                                                                         ----            ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES:

Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Net (loss) income                                                       $ (1,993)           $ 913           $1,741
  Depreciation                                                                425             406              551
  Amortization of deferred compensation                                       135              65              101
  Unrealized (gain) loss from investments                                       -              58              (21)
  Severance pay, net                                                           39              76               16
  Other                                                                        35              37                -
  Trade receivables                                                         1,199          (1,955)             681
  Other receivables                                                          (101)           (260)             532
  Accounts payable and accrued expenses                                       193             654           (1,292)
  Deferred revenues                                                         2,062             694            1,864
                                                                   ------------------------------------------------

Net cash provided by  operating activities                                  1,994             688            4,173
                                                                   ------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from realization of (purchase) of investments                      4,422         (3,881)             (724)
Purchases of equipment                                                       (394)          (587)             (224)
                                                                   ------------------------------------------------
Net cash provided by (used in) investing activities                         4,028         (4,468)             (948)
                                                                   ------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term debt (net)                                                           -               -              (17)
Employee and ESPP options exercised                                           249             281            1,087
                                                                   ------------------------------------------------
Net cash provided by financing activities                                     249             281            1,070
                                                                   ------------------------------------------------
Increase (decrease) in cash and cash equivalents                            6,271         (3,499)            4,295

Cash and cash equivalents at beginning of year                              4,196           7,695            3,400
                                                                   ------------------------------------------------
Cash and cash equivalents at end of year                                 $ 10,467         $ 4,196           $7,695
                                                                   ------------------------------------------------


Supplemental cash flow information:
Cash paid for interest                                                        $1               $2              $10
                                                                   ------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 61

                        CLICKSOFTWARE TECHNOLOGIES LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (AS OF DECEMBER 31, 2005 AND 2004 AND
             FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                           (IN THOUSANDS OF DOLLARS)



NOTE 1 -- GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of end-to-end service optimization software. The ClickSoftware Service Optimization suite consists of ClickSchedule, which enables companies to automate and optimize their service resources; ClickAnalyze, ClickPlan ClickForecast and ClickRoster, which enable corporate decision makers to intelligently analyze past performance, monitor current performance, and effectively plan for future service needs; ClickFix, a diagnostic and trouble-shooting tool, and ClickMobile, which empower service personnel by providing real-time information and solutions for service related issues. ClickSoftware products are used by a wide array of companies, including customers in the telecommunications, utilities, financial services, aerospace, defense, semi-conductor, and home service industries.

In June 2000, the Company completed an initial public offering of its ordinary shares (the "IPO").

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.) and in Australia (ClickSoftware Australia PTY, Ltd, a wholly owned subsidiary of ClickSoftware, Inc.). The subsidiaries are primarily engaged in the sale and marketing of the Company's products in North America, Europe and the rest of the world.


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany balances and transactions have been eliminated.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52. All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Bank deposits with maturities of more than three months but less than one year are included in short-term investments.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 62

Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions and limits the amount of credit exposure with any institution. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe and the United States. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to 16 years. Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term, including renewal options, or the useful lives of the improvements.

The Company complies with provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Software research and development costs

Software research and development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, Software Revenue Recognition, as amended.

In accordance with SOP 97-2, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable.

Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual working hours incurred, to total working hours estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. If vendor specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exist for the undelivered elements, or until all elements are delivered, whichever is earlier.If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers all arrangements with extended payment terms greater than nine months not to be fixed or determinable.The Company also enters into license arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 63

Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. However, revenues from certain fixed-price contracts are recognized on the percentage of completion basis. Post-contract customer support agreements provide technical support and the right to unspecified updates on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

Basic and diluted net income (loss) per share

Basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 "Earnings per Share" for all years presented. Basic and diluted net income (loss) per share have been computed using the weighted-average number of ordinary shares outstanding during the year. (See note 12).

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income (loss) per share to the extent such securities are anti-dilutive. The total number of shares excluded from the calculations of diluted net income
(loss) per share were 3,251,562, 2,917,216 and 2,044,623 for the years ended December 31, 2005, 2004 and 2003, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current and non-current accounts receivable, accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

If stock-based compensation had been measured under the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, the Company's net Income (loss) and basic and diluted net Income (loss) per share would have been increased or decreased to the following pro-forma amounts:


                                                           2005                  2004                2003
                                                           ----                  ----                ----
                                                             (in thousands, except per share amounts)
Net (loss) income
     As reported                                        $(1,993)                 $913                $1,741
Add - stock based compensation determined under
APB 25                                                       19                     9                   101
Option Acceleration Expense (note 12D)                   (2,018)                    -                     -
Deduct - stock based compensation determined
under SFAS 123                                           (1,232)               (1,068)                 (419)
                                                         ------                ------                  ----
Pro-forma                                               $(5,224)                $(146)               $1,423
                                                        -------                 -----                ------

Basic net (loss) income per share

     As reported                                         $(0.07)                 $0.03                $0.07
     Pro-forma                                           $(0.19)                $(0.01)               $0.05

Diluted net (loss) income per share

     As reported                                         $(0.07)                 $0.03                $0.06
     Pro-forma                                           $(0.19)                $(0.01)               $0.05



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 64

Under SFAS 123, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions:(1) expected life of 5 years (2004 - 5, 2003 - 5); (2) dividend yield of 0% (3) expected volatility of 133% (2004 - 147%, 2003 - 151% ) and (4) risk-free interest rate of 4.1% (2004 - 3.1%, 2003
- 3.1%).

Income taxes

The Company accounts for income taxes, in accordance with the provisions of SFAS 109 "Accounting for Income Taxes," under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R) that requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006.

In December 2005, the board of directors decided to accelerate the vesting of unvested employee stock options granted to employees and officers (see note
12D). The vesting acceleration enables the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, the Company expects to reduce the after tax stock option expense it otherwise would have been required to record by approximately $2 million over a 4 year period. This estimate is subject to change and is based on estimated value calculations using the Black-Scholes methodology.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these statements will have a significant impact on its business, financial condition and results of operations.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 65

NOTE 3 -- CASH AND CASH EQUIVALENTS

                                                           DECEMBER 31,
                                                        2005         2004
                                                        ----         ----
                                                        (in thousands)

In U.S. Dollars                                          $8,184      $3,422
In British Pounds                                           295         164
In Australian Dollars                                       425         353
In Israeli Shekels                                          186         154
In Euro                                                   1,377         103
                                                   -------------------------
                                                        $10,467      $4,196
                                                   =========================

The cash balances bear interest at an average annual rate of 3.4%.

NOTE 4 -- SHORT-TERM INVESTMENTS

                                                            DECEMBER 31,
                                                         2005         2004
                                                         ----         ----
                                                         (in thousands)

Bank Deposits (see also note 11b)                        $ 3,111     $ 7,533
                                                     ------------------------
                                                         $ 3,111     $ 7,533
                                                     ========================

The bank deposits bear interest at an average annual rate of 3.4%.


NOTE 5 -- ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                             DECEMBER 31,
                                                          2005         2004
                                                          ----         ----

Balance at Beginning of Year                              (in thousands)

                                                            $300         $735
Increase (Decrease) to allowance                               3        (180)
Write-offs                                                  (78)        (255)
                                                     -------------------------
Balance at Year end                                         $225         $300
                                                     =========================


NOTE 6 -- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                             DECEMBER 31,
                                                          2005        2004
                                                          ----        ----
                                                           (in thousands)

Prepaid expenses                                            $784         $764
Government participation and other
  government receivables                                     200           40
Employees                                                     12          127
Other receivables                                             87           51
                                                      ------------------------
                                                          $1,083         $982
                                                      ========================




________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 66

NOTE 7 -- LONG-TERM INVESTMENTS

                                                              DECEMBER 31,
                                                            2005         2004
                                                            ----         ----
                                                            (in thousands)

Bank Deposits (see also note 11b)                            $264         $264
                                                       -----------------------
                                                             $264         $264
                                                       =======================

 The bank deposits bear interest at an average annual rate of 3.4%.


NOTE 8 - ACCRUED SEVERANCE PAY


Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company's severance pay obligation to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds.

Severance pay expenses amounted to $352, $336 and 234 for the years ended December 31, 2005, 2004 and 2003, respectively.


NOTE 9 -- PROPERTY AND EQUIPMENT, NET

                                                            DECEMBER 31,
                                                          2005         2004
                                                          ----         ----
                                                           (in thousands)
Cost
Computers and office equipment                             $2,766       $2,822
Leasehold improvements                                        559          563
Motor vehicles                                                126          328
                                                       ------------------------
                                                           $3,451       $3,713
Accumulated Depreciation                                    2,450        2,646
                                                       ------------------------
                                                           $1,001       $1,067
                                                       ========================


NOTE 10 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                             DECEMBER 31,
                                                           2005         2004
                                                           ----         ----
                                                           (in thousands)

Suppliers                                                  $2,139       $1,242
Employee and related expenses                               1,398        1,117
Government commitment                                         350          734
Accrued royalties                                             838          734
Accrued restructuring                                          91           91
Other                                                         108          813
                                                       ------------------------
                                                           $4,924       $4,731
                                                       ========================




________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 67

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

A: In connection with its research and development, the Company received grants from the State of Israel in the total amount of $7,720. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received plus annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2005 of $4,780. The total additional contingent liability to pay royalties is $2,940. The payment of such additional royalties is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

B: The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2005, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2006 aggregated approximately $0.5 million. The letters of credit are secured by $0.3 million in deposits to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany and Australia, for periods expiring in the years 2006 through 2009. Minimum future rental payments, as of December 31, 2005 are as follows:

                                 (in thousands)
                               -------------------

                         2006                $476
                         2007                 233
                  2008 & 2009                 210
                               -------------------
                                             $919
                               ===================


     Rent expense amounted to $579, $566 and $620 for the years ended December 31, 2005, 2004 and 2003, respectively.

D: On August 25, 2003, a complaint was filed against us, one of our officers and one of our former officers in the United States District Court for the District of Massachusetts. None of the defendants were served., and the case was dismissed on June 22, 2005. The complaint was purportedly brought on behalf of investors who purchased our securities between June 22, 2000 and October 21, 2002 and contained various allegations, including violations of the Exchange Act and common law claims with respect to our financial results for 2000, 2001 and the first six months of 2002.

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these pending legal proceeding will have a material adverse effect on our business or consolidated financial condition


NOTE 12 -- SHAREHOLDERS' EQUITY


A.       PUBLIC OFFERING

On June 2000, the Company completed an IPO with total net proceeds of $28.2 million.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 68

B.       SHARE CAPITAL

Share capital is comprised of ordinary shares of NIS 0.02 par value.


C.       EMPLOYEE STOCK PURCHASE PLAN

During 2000, the board of directors approved the ESPP, effective August 2000. Under the ESPP, the maximum number of shares to be made available is 800,000 with an annual increase to be added on the first day of each year commencing 2001 equal to the lesser of 2% shares or 500,000 of the outstanding shares on such date or a lesser amount determined by the board of directors. During 2003, the board of directors decided to increase the ESPP pool by 250,000 shares effective January 1, 2004.

Employees are eligible to participate in the ESPP if they are employed by the Company or its U.S subsidiary for at least 20 hours per week and more than 5 months in any calendar year. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25,000 in total value of stock in any one year and may not purchase more than 5,000 shares during any six-month offering period. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate in 2010, unless terminated earlier by the board of directors.

As of January 1, 2004, 766,691 ordinary shares were issued under the ESPP, and an additional 383,309 ordinary shares are reserved for issuance. During 2004, the Company board of directors resolved to temporarily cease the Company's ESPP program.


D.       EMPLOYEE, DIRECTORS, AND CONSULTANT OPTION PLANS

The Company adopted new option plans in 2000. Under these plans, the Company granted 657,000, 886,100, 1,160,840 (including 39,840 shares pursuant to an exchange offer), 513,500 and 1,375,652 options at an average exercise price of $1.84, $2.47, $2.41, $1.28 and $1.50 for the years ended December 31,2005,
2004, 2003, 2002 and 2001, respectively.

During the year ended December 31, 2005 the board of directors and Shareholders at the annual meeting approved the grants of options to directors to purchase 153,000 ordinary shares.

During the year ended December 31, 2004 the board of directors and Shareholders at the annual meeting approved the grants of options to directors to purchase 295,000 ordinary shares.

During the year ended December 31, 2003 the board of directors and Shareholders at the annual meeting approved the grants of options to purchase 385,000 ordinary shares to directors.

During the year ended December 31, 2001 the board of directors and Shareholders at the annual meeting approved the grants of options to purchase 144,036 ordinary shares to directors.

In April 2003 the Company commenced a voluntary stock option exchange program for its employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options were granted at a ratio of between 50% and 5% for each option cancelled, at an exercise price equal to the fair market value of the Company's Ordinary Shares on the date of the re-grant. Pursuant to the terms of the offer, 279,118 options were cancelled at May 2003. The Company granted 39,840 replacement options at December 2003 at an exercise price of $4.39.

During 2003, the board of directors decided to increase the reserve for grants under its umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "ESOP"), by 400,000 options effective January 1, 2004.

During 2005, the board of directors decided to increase the reserve for grants under its umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "ESOP"), by 450,000 options effective January 1, 2006.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 69

In December 2005, the board of directors decided to accelerate the vesting of unvested employee stock options granted to employees and officers with exercise prices of $1.75 or above. Accordingly, options to purchase approximately 0.8 million shares became exercisable immediately. The accelerated options, which were considered vested as of December 5, 2005, had exercise prices ranging from $ 1.75 to $ 4.25 per share. The number and exercise prices of the shares involved were unchanged. The vesting acceleration enables the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of FASB Statement NO. 123R (Share-Based Payment) in January 2006. As a result of this change, the Company expects to reduce the after tax stock option expense it otherwise would have been required to record by approximately $2 million over a 4 year period. This estimate is subject to change and is based on estimated value calculations using the Black-Scholes methodology.

A summary of the status of the Company's stock option plans as of December 31, 2005 and 2004 and changes during the years then ended are as follows:

                                                                                       WEIGHTED-
                                                    OPTIONS AND                        AVERAGE        WEIGHTED-
                                                      SHARES                           EXERCISE       AVERAGE
                                                   AVAILABLE FOR     OUTSTANDING      PRICE PER     FAIR VALUE
                                                       GRANT         OPTIONS (*)        SHARE        OF OPTION
                                                  ---------------------------------------------------------------
Outstanding December 31, 2003                           1,122,020         3,191,351           2.1
Increase in ESPP and option pool                          650,000                 -             -
Granted                                                  (886,100)          886,100          2.47        $ 2.24
Forfeited                                                  77,334          (77,334)          3.28
Exercised                                                       -         (221,176)          0.86
Exercised Employee Stock Purchase plan                    (58,181)                -             -
                                                  ------------------------------------------------
Outstanding December 31, 2004                             905,073         3,778,941          2.23
Granted                                                  (657,000)          657,000          1.84        $ 1.60
Forfeited                                                 366,223          (366,223)         3.39
Exercised                                                       -          (230,408)         1.08
                                                  ------------------------------------------------
Outstanding December 31, 2005                             614,296         3,839,310          2.12
                                                  ------------------------------------------------


(*) As of December 31, 2003, 71,819 outstanding options were held by a trustee and have been reserved for allocation against certain employee options granted but not yet exercised. As of December 31, 2005 and 2004, no outstanding options were held by a trustee for this purpose.

The following table summarizes information about options outstanding and exercisable as of December 31,
2005:

                                        OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                         ------------------------------------------------------------------------------------
                              NUMBER             WEIGHTED                       NUMBER
                            OUTSTANDING          AVERAGE       WEIGHTED       OUTSTANDING        WEIGHTED
        RANGE OF                AT              REMAINING      AVERAGE            AT             AVERAGE
     EXERCISE PRICE         DECEMBER 31,       CONTRACTUAL     EXERCISE       DECEMBER 31,       EXERCISE
           $                   2005                LIFE         PRICE            2005             PRICE
------------------------------------------------------------------------------------------------------------
      0.21 - 0.95                 352,131             5.1      $ 0.41              293,980       $ 0.44
      1.01 - 1.95               2,586,849             6.5      $ 1.65            2,125,933       $ 1.63
      2.04 - 3.67                 331,600             6.1      $ 2.79              331,600       $ 2.79
      4.15 - 4.39                 475,130             7.1      $ 4.26              475,130       $ 4.26
      8.00 - 10.00                 93,600             2.5      $ 8.66               93,600       $ 8.66
                         -----------------                                   --------------
                                3,839,310                                          3,320,243
                         =================                                   ===============

E.       IBM Share and Warrants Grants

At the end of the second quarter of 2004, the Company formalized a strategic alliance with IBM pursuant to which the Company teamed with IBM to resell the Company's workforce optimization solutions. In connection with this strategic alliance, IBM and the Company established a Project Office. The Company issued 100,000 of its ordinary shares to IBM for a purchase price of 0.02 NIS per share and agreed to issue an additional 100,000 of its ordinary shares to IBM for a purchase price of 0.02 NIS per share upon the first


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 70
anniversary of the initial issuance (the "Second Tranch"). The Company also issued IBM 250,000 warrants that are exercisable into ordinary shares with an exercise price of $2.38 per share. Immediately upon entering into the strategic alliance 62,500 of these warrants immediately vested and became exercisable. At the end of each of the three years following the warrant issuance, up to 62,500 warrants may become exercisable based upon on the attainment of certain revenue targets relating to revenue generated from the strategic alliance. Since the revenue targets for the first year were not achieved, 62,500 of the 250,000 warrants were not exercisable and have expired. The Company recently renegotiated the fees, terms and conditions of the company alliance agreements with IBM relating to the Project Office, and as part of the new agreement, the Second Tranch of shares is cancelled.

The Company accounted for these warrants and options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.1%; volatility rate of 146%; dividend yields of 0% and an expected life of years.

The Company recorded in 2004 deferred stock-based compensation of $ 374,000 for the warrants, options and shares granted in 2004. Compensation expenses of $135,000 (of which $116,000 were deducted from Revenues) were recognized for the year ended December 31, 2005. Compensation expenses of $65,000 (of which $56,000 were deducted from revenues) were recognized for the year ended December 31, 2004.


NOTE 13 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions. The Company's revenues by geographic area are as follows:


                                             YEAR ENDED DECEMBER 31,
                                      2005             2004            2003
                                      ----             ----            ----
                                                 (in thousands)
REVENUE
United States                        $ 5,452         $ 5,184          $ 8,177
Canada                                 1,025           1,806            2,004
United Kingdom                         7,176           5,135            4,342
Germany                                3,478           4,503            2,283
Other European countries               2,158           2,420            2,530
Israel                                   107              12               71
Australia                              4,455           3,636            2,935
Rest of the world                        216               9               68
                                ----------------------------------------------
                                     $24,067         $22,705          $22,410
                                ==============================================

Sales to a single customer exceeding 10% of total sales:

                                       2005             2004            2003
                                       ----             ----            ----
                                        %                %                %
Customer A                              13               11               -
Customer B                              11               15               -
Customer C                              10               -                -
Customer D                              -                -               13
Customer E                              -                -               10



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 71

Long-lived assets by geographical areas are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                     2005            2004
                                                     ----            ----
                                                    (in thousands)
  Net Property and Equipment
  North America                                        $ 205          $ 232
  Europe                                                 169            157
  Australia                                               26             13
  Israel                                                 601            665
                                              -----------------------------
                                                      $1,001         $1,067
                                              =============================


NOTE 14-- TAXES ON INCOME

The Company is subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

Part of the Company's investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 ("Approved Enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first plan benefit period has already expired. The benefit periods of the second and third plans have not yet commenced.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income subject to the provision of the new law.

The first investment plan (First plan) benefit period has already expired. In 1992, the Company received approval for its first expansion program. (Second plan). The commencing year for the Second plan is 1995 and the expected expiration year is 2006.

In 1996, the Company received approval for its second expansion program (Third plan). The commencing year for the third plan is 2000 and the expected expiration year is 2010.

In 2002, the Company received approval for its third expansion program (Fourth plan). In December 2004 the company finished its investments related to the Fourth plan and issued a request for extending the plan until the end of 2005. The request is in the process of approval. The commencing year for the fourth plan hasn't been established yet. The expected expiration year is 2014.

Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years.


________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 72

The benefit periods of the second and third plans have not yet commenced.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Income not eligible for "Approved enterprise" benefits mentioned above is taxed at a regular rate of 34%. On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company's financial statements.

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the income from which the dividend was distributed. A 15% withholding tax may be deducted from dividends distributed to the recipients.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

Tax assessments
---------------

Final tax assessments in Israel have been received up to and including the 2000 tax year.

Deferred taxes
--------------

As of December 31, 2005, net operating loss carryforwards in Israel amounted to approximately $22.4 million, approximately $26 million attributable to the U.S. subsidiary, and approximately $7.4 million attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2008 and 2025. The company expects that during the period in which these tax losses are utilized, its income would be substantially tax-exempt. Accordingly there will be no tax benefit available from such losses and no deferred tax assets have been included in these financial statements.

Israel and International components of income profit (loss) before taxes are:

                                              YEAR ENDED DECEMBER 31,
                                         2005            2004             2003
                                         ----            ----             ----
                                                    (in thousands)
Israel
                                        $(1,559)            $90         $1,381
International                              (434)            823            360
                                   --------------------------------------------
                                        $(1,993)           $913         $1,741
                                   ============================================



NOTE 15 -- TRANSACTIONS WITH RELATED PARTIES


                                                     YEAR ENDED DECEMBER 31,
                                                    2005        2004      2003
                                                    ----        ----      ----
                                                         (in thousands)
 Transactions:

 Participation in General and
   administrative expenses                           $74       $86        $83
 Purchase of Assets                                  $10         -          -



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 73


ITEM 19.          EXHIBITS

EXHIBIT INDEX
EXHIBIT
NUMBER           DESCRIPTION OF DOCUMENT

1  (1)           Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of May
                 28, 2003
4.1  (2)         Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)          Form of 2000 Share Option Plan, as amended
4.3 (2)          Form of 2000 Employee Share Purchase Plan
4.4 (2)          Form of 1996 Option Plan
4.5 (2)          Form of 1997 Option Plan
4.6 (2)          Form of 1998 Option Plan
4.7 (2)          Form of 1999 Option Plan
4.8 (2)          Form of 2000 Israeli Plan
4.9 (2)          Form of 2000 Unapproved U.K. Share Scheme
4.10 (2)         Form of 2000 Approved U.K. Share Scheme
4.11 (4)         Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz
4.12 (5)         Amended Form of Indemnification Agreement
4.13 (5)         Amended Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
4.14 (5)         2003 Israeli Share Option Plan
4.15 (6)         Form of 2000 Unapproved U.K. Share Scheme, as amended
4.16 (6)         Form of 2000 U.K. Share Scheme, as amended
4.17 (8)         Employment Agreement between Clicksoftware Technologies Ltd. and Hannan Carmeli
4.18 (8)         Employment Agreement between Clicksoftware Technologies Ltd. and David Schapiro
4.19 (7)         Teaming Agreement between Clicksoftware Technologies Ltd. and IBM United Kingdom Limited,
                 dated July 1, 2004
4.20             First Amendment to the Teaming Agreement between ClickSoftware Technologies Ltd. and IBM
                 United Kingdom Limited, dated December 21, 2005.
4.21 (7)         Share Purchase Agreement between ClickSoftware Technologies Ltd. and IBM United Kingdom
                 Limited, dated June 30, 2004
4.22             First Amendment to the Share Purchase Agreement between ClickSoftware Technologies Ltd. and
                 IBM United Kingdom Limited, dated December 21, 2005.
4.23 (7)         Warrant Agreement between ClickSoftware Technologies Ltd. and IBM United Kingdom Limited,
                 dated June 30, 2004
4.24             First Amendment to the Warrant Agreement between ClickSoftware Technologies Ltd. and IBM
                 United Kingdom Limited, dated December 21, 2005
4.25 (8)         Under a lease Agreement between ClickSoftware Europe Limited and Polycom (United Kingdom)
                 Limited related to premises in Slough, the United Kingdom
4.26 (8)         Gross Lease Agreement between ClickSoftware Inc. and Corporate Drive Corporation related to premises in Burlington, Massachusetts
4.27 (8)         Summary of Material Terms of the Lease Agreement (in Hebrew) by and among ClickSoftware
                 Technologies Ltd., Aradin Ltd., Larga Ltd., T.N.R properties Ltd. and Eligar Ltd. related to premises in Tel Aviv, Israel
8.1 (8)          Subsidiaries of the Registrant
12.1             Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities
                 Exchange Act of 1934..
12.2             Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities
                 Exchange act of 1934.
13.1             Certification of the Chief Executive Officer pursuant to Rule 13 a-14(b) of the Securities
                 Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the
                 Sarbanes-Oxley Act of 2002.
13.2             Certification of the Chief Financial Officer pursuant to Rule 13 a-14(b) of the Securities
                 Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the
                 Sarbanes-Oxley Act of 2002.
15.1             Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu.

(1) Incorporated by reference to the Registrant's report on Form 10-Q filed with the SEC on August 13, 2003.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1/A (file no. 333-30274), as amended.



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 74

(3) Incorporated by reference to the Registrant's definitive proxy statement filed with the SEC on August 6, 2001.
(4) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 24, 2003.
(5) Incorporated by reference to the Registrants definitive proxy statement filed with the SEC on April 30, 2003.
(6) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.
(7) Incorporated by reference to the Registrant's report on Form 10-Q filed with the SEC on August 11, 2004.
(8) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.



________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 75

SIGNATURES

Clicksoftware Technologies hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf,


                                     CLICKSOFTWARE TECHNOLOGIES LTD.


                                     By:  /s/ Shmuel Arvatz
                                     ------------------------------
                                          Shmuel Arvatz
                                          Chief Financial Officer

                                     Date:  April 24, 2006




________________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                     Page 76