Form 20-F
period 2006-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2007-04-11
CIK 1105841

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2006

                        Commission file number: 000 30827

                         ClickSoftware Technologies Ltd.
             (Exact name of Registrant as specified in its charter)

                                 State of Israel
                 (Jurisdiction of incorporation or organization)

                              11 Ben Gurion Street
                           Givat Shmuel, 54017 Israel
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange
                                               on which registered
-------------------                            ---------------------
Ordinary Shares, par value of NIS 0.02         Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report.

          27,994,626 Ordinary Shares, par value NIS 0.02 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

         |  |  Yes       |X|  No


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

         |  |  Yes       |X|  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         |X|   Yes       |  | No


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 1

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

  | | Large Accelerated Filer  | | Accelerated Filer  |X| Non-Accelerated Filer


Indicate by check mark which financial statement item the registrant has elected to follow.

  |_| Item 17    |X| Item 18


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  |_| Yes       |X|  No


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 2

                                TABLE OF CONTENTS
                                -----------------


Item Number       Title                                                     Page
-----------       -----                                                     ----

PART ONE

Item 1.          Identity of Directors, Senior Management and Advisers.....    4
Item 2.          Offer Statistics and Expected Timetable...................    4
Item 3.          Key Information...........................................    4
Item 4.          Information on the Company................................   16
Item 4A.         Unresolved Staff Comments ................................   22
Item 5.          Operating and Financial Review and Prospects .............   22
Item 6.          Directors, Senior Management and Employees ...............   33
Item 7.          Major Shareholders and Related Party Transactions ........   38
Item 8.          Financial Information.....................................   40
Item 9.          The Offer and Listing.....................................   40
Item 10.         Additional Information....................................   41
Item 11.         Quantitative and Qualitative Disclosures
                 About Market Risk.........................................   52
Item 12.         Description of Securities Other than Equity Securities ...   52


PART TWO

Item 13.          Defaults, Dividend Arrearages and Delinquencies .........   53
Item 14.          Material Modifications to the Rights of Security Holders
                  and Use of Proceeds .....................................   53
Item 15.          Controls and Procedures..................................   53
Item 16A.         Audit Committee Financial Expert ........................   53
Item 16B.         Code of Ethics...........................................   53
Item 16C.         Principal Accountant Fees and Services...................   53
Item 16D.         Exemptions from the Listing Standards for
                  Audit Committees ........................................   54
Item 16E.         Purchases of Equity Securities by the Issuer
                  and Affiliated Purchasers ...............................   54


PART THREE

Item 17.          Financial Statements.....................................   55
Item 18.          Financial Statements.....................................   55
Item 19.          Exhibits.................................................   73

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 3

                                     PART I
                                     ------



ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.           KEY INFORMATION

3A.      Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2002, 2003 and 2004 and for each of the years ended December 31, 2002 and 2003 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 4



       Consolidated Statement of Operations Data - Year Ended December 31
              (in thousands of U.S. dollars, except per share data)

                                         2006         2005         2004         2003          2002
                                         ----         ----         ----         ----          ----

Revenues                                 $ 32,431     $ 24,067     $ 22,705     $ 22,410      $ 15,753
Cost of revenues                           12,561        9,792        7,504        7,593         6,773
                                     ------------- ------------ ------------ ------------ -------------
Gross profit                               19,870       14,275       15,201       14,817         8,980
                                     ------------- ------------ ------------ ------------ -------------
Research and Development expenses,          4,113        3,128        2,710        1,926         2,850
net
Selling and Marketing expenses             10,337       10,124        8,939        7,840        10,485
General and Administrative expenses         3,671        3,138        2,818        3,569         3,330
Restructuring and assets impairment             -            -            -            -         2,665
                                     ------------- ------------ ------------ ------------ -------------
Total operating expenses                   18,121       16,390       14,467       13,335        19,330
                                     ------------- ------------ ------------ ------------ -------------
Operating income (loss)                     1,749      (2,115)          734        1,482       (10,350)
Interest and other income, net                484          122          179          259           252
                                     ------------- ------------ ------------ ------------ -------------
Net income (loss) before taxes              2,233      (1,993)          913        1,741       (10,098)
Taxes on income                                95            -            -            -             -
                                     ------------- ------------ ------------ ------------ -------------
Net income (loss)                         $ 2,138     $(1,993)         $ 913       $1,741     $(10,098)
                                     ------------- ------------ ------------ ------------ -------------
Basic net income (loss) per share          $ 0.08     $ (0.07)       $ 0.03       $ 0.07      $  (0.40)
Diluted net income (loss) per share        $ 0.08     $ (0.07)       $ 0.03       $ 0.06      $  (0.40)
Shares used in computing basic
net income (loss) per share            27,767,748   27,514,262   27,202,804   25,847,758    25,553,891
                                     ------------- ------------ ------------ ------------ -------------
Shares used in computing diluted
net income (loss) per share            28,442,887   27,514,262   28,336,450   26,874,351    25,553,891
                                     ------------- ------------ ------------ ------------ -------------



                          Consolidated Balance Sheet Data - Year Ended December 31
             (in thousands of U.S. dollars, except for shares data)

                                             2006         2005         2004         2003         2002
                                             ----         ----         ----         ----         ----

Working capital                               $14,811      $ 8,824     $ 10,328      $ 8,821      $ 5,849
Total assets                                   28,972       21,004       20,249       17,455       13,957
Long-term liabilities                           4,521        1,786        1,677        1,490        1,476
Shareholders' equity                           12,541        9,263       10,872        9,613        6,684
Number of shares outstanding               27,994,626   27,634,707   27,403,159   27,080,955   26,373,249



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 5

3B.      Capitalization and indebtedness

Not applicable.


3C.      Reasons for the offer and use of proceeds

Not applicable.


3D.      Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face.

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

We may not be able to maintain profitability.

We expect to continue to incur significant sales and marketing and research and development expenses. Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced if we experience revenue declines. As a result, we must generate and maintain growing revenues to maintain profitability, which we may not be able to do.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors, our share price may decrease.

Our quarterly operating results are difficult to predict and are not a good measure for comparison. Our operating history shows that a significant percentage of our quarterly revenues is derived from orders placed towards the end of a given quarter. Frequently, we are reliant upon a sale of significant size to a single customer. A delay in the completion of any such sale past the end of a particular quarter could negatively impact results for that quarter, and such negative impact could be significant. In addition, a portion of our revenues is recognized based on contract accounting, and it is difficult to predict the rate of completion in a given quarter. Because our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced to respond to decreases in revenues, if revenue levels fall below expectations, net income may be disproportionately affected.

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

          o the recognition of a portion of our revenues on a contract accounting basis;

          o the indirect nature of our sales efforts through our channel and strategic partners;

          o the mix of revenue generated by product licenses and professional services;

          o  the geographic mix of revenue;

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 6

          o announcements or introductions of new products or product enhancements by us or our competitors;

          o  price and product competition;

          o  consolidation among our customers;

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

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been and continue to be particularly highly volatile. The price at which our ordinary shares trade is likely to be volatile and may fluctuate substantially due to factors such as:

          o  announcements of technological innovations;

          o  announcements relating to strategic relationships;

          o  conditions affecting the software industry;

          o trends related to the fluctuations of stock prices of companies such as ours;

          o our historical and anticipated quarterly and annual operating results;

          o our inability to meet guidance or forward looking information, if provided;

          o  sales of our ordinary shares by existing shareholders;

          o variations between our actual results and the expectations of investors or published reports or analyses regarding our business;

          o announcements by us or others affecting our business, systems or expansion plans; and

          o  general conditions and trends in technology industries.


Our sales cycle is variable, often long, dependent on factors outside our control and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.


Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable, typically three to nine months. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. Sales of licenses are subject to a number of risks outside our control, including budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. Historically, a significant portion of our sales in any given quarter occur towards the end of the quarter; if sales forecasted from a specific client for a particular quarter are not realized


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 7
in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial fluctuations in license revenues. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results. Moreover, to the extent that significant sales occur earlier than expected, revenue and operating results for subsequent quarters could be adversely affected.


Our implementation cycle depends on factors outside our control.

Depending on the nature and specific needs of a client, the implementation of our products typically takes six to twelve months. During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including clients' budgetary constraints, clients' internal acceptance reviews, the success and continued internal support of clients' own development efforts, the nature, size and specific needs of a client and the possibility that a client cancels an order. Delays in the implementation timeline may adversely affect our services revenues. In addition, when project accounting is applied, license revenues may be adversely affected by delays in the progress of the implementation.

The general economic outlook may adversely affect the demand for our products.

Predictions regarding general economic conditions remain uncertain. Unless the economic outlook continues to improve, the rate of growth of information technology spending may stagnate. Consequently, the demand for our products may not grow or may decrease, which would adversely affect our business, financial condition and results of operations. In addition, we may not accurately gauge the effect of general economic conditions on our business. As a result, we may not react to such changing conditions in a timely manner and this may result in an adverse impact on our business, financial condition and results of operations. Any such adverse impacts caused by changing economic conditions may cause the price of our ordinary shares to decline.

Failure of the market to accept our products would adversely affect our profitability.

Historically, all of our operating revenue has come from sales of, and services related to, our Service Optimization Suite, which enables efficient provisioning of services in enterprise environments. Our Service Optimization Suite includes ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast and ClickLocate. We continually improve and enhance our Service Optimization Suite to meet market requirements. Our growth depends on the development of market acceptance of these products. Sales of our products may not continue to develop as we anticipate, or at all. Lack of long-term demand for our products would have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market that is undergoing consolidation. Any reduction in demand for, or prices of, our products could negatively impact our revenues, reduce our gross margins and cause our share price to decline.

The market for our products is competitive and rapidly changing. Competition may increase in the future as current competitors expand their product offerings and new companies attempt to enter the market. In addition, smaller competitors have been acquired by large organizations with broader product offerings. Because the market for service and delivery optimization software is evolving, it is difficult to determine what portion of the market each competitor currently controls. However, competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. Some of our current and potential competitors have significant competitive advantages over us, which may include greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. In addition, some of our potential competitors are among the largest and most well capitalized software companies in the world.


If we fail to expand our relationships with third parties that provide implementation and professional services to our clients, we may be unable to increase our revenues.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 8

In order for us to focus more effectively on our core business of developing and licensing software solutions, we must continue to establish relationships with third parties that provide implementation and professional services to our clients. Third-party implementation and consulting firms can also be influential in the choice of resource optimization applications by new clients. If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our clients, we may be unable to increase our revenues, which would harm our business, financial condition and results of operations. Even if we establish relationships with these third parties, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our clients' needs as a result of the limited resources and capacities of many third-party implementation providers. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to meet other demands. Even if we are successful in developing relationships with third-party implementation and professional services providers, we cannot control the level and quality of service provided by third-party implementation and professional services partners.

If we are unable to maintain our relationships with our distributors, value-added resellers or if our distributors' businesses are adversely affected by developments unrelated to us, our sales could be harmed.

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

Our ability to maintain profitability using our currently available balance of cash, cash equivalents and available credit will depend on our ability to maintain or increase our revenues while continuing to control our expenses. If we are not successful in doing so, particularly given the uncertainties regarding future information technology spending by our current and prospective customers, we will need to raise additional capital to finance our operations and may not be able to sell additional equity or debt securities. If we are able to issue equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of our ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities would result in additional dilution to the stock holdings of our shareholders. Additionally, prior to the issuance of additional equity or convertible debt securities to entities outside of Israel, we will need to obtain approval from the Office of the Chief Scientist of the Ministry of Industry and Trade (the "Chief Scientist") and we may not be able to obtain this consent in the future.

Alternatively, we may seek other forms of financing, such as credit from banks or institutional lenders. Additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition or operating results.

Failure to fully develop or maintain key business relationships could limit our ability to sell additional licenses, thereby decreasing our revenues and increasing our sales and marketing costs.

We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain business relationships with software vendors, resellers, systems integrators, distribution partners and customers. We are dependent on certain suppliers for the development, supply and support of third-party software components that are integrated into our solutions. If we fail to continue developing these relationships, our growth could be limited. We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time. We have entered into agreements with third parties relating to the integration of our products with their product offerings, distribution, reselling and consulting. We currently derive revenues from these agreements but we may not be able to derive significant revenues in the future from these agreements. In addition, if any of our software vendors cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and suffer damage to our customer relationships. Furthermore, our growth may be limited if prospective clients do not accept the solutions offered by our strategic partners.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 9

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. The services of our senior management team and key personnel would be very difficult to replace and the loss of any of these employees could harm our business significantly. We have employment agreements with our executive officers. Although these agreements generally require sixty to ninety days notification prior to departure, relationships with these officers and key employees are at will and can be terminated by either party without cause. The loss of any of our key personnel could harm our ability to execute our business strategy and remain competitive.

If we fail to expand our professional services organization, we may not be able to service current or additional clients.

We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel to meet our business needs. Competition for these employees can be intense, especially in a number of our key markets and locations, including Israel. Clients that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also provides assistance to our clients related to the maintenance, management and expansion of their software systems. Future growth in licenses of our software will depend in part on our ability to provide clients with these services. In addition, we will be required to expand our professional services organization to enable us to continue to support our existing installed base of customers. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. If we are unable to maintain our professional services organization, our ability to support our service business would be limited. In addition, a lack of professional services resources on implementations of current customers would result in delays in the recognition of revenues under contract accounting.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

Our industry has witnessed a substantial amount of merger and acquisition activity over the past few years, a trend which intensified during 2006. The trend of consolidation in our industry may affect our ability to remain competitive. One of our possible business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments of management time and attention. Mergers with or acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

Our market may experience rapid technological changes that could cause our products to fail or require us to redesign our products, which would result in increased research and development expenses.

Our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and client requirements, or if our product development or introduction is delayed, we may generate decreased revenues. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. The actual or anticipated introduction of new products has resulted and will continue to result in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and continue to make substantial product development investments. As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future that could impair our revenue and operating results. Our business, financial condition and results of operations will be


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 10
materially and adversely affected if we fail to enhance our product functionality to meet our current and future customer needs.

Our products could be susceptible to errors or defects that could result in lost revenues, liability or delayed or limited market acceptance.

Complex software products, such as ours, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems. Despite internal testing, testing by current and potential clients and the history of use by our installed base of customers, our current and future products may contain as yet undetected serious defects or errors. Any such defects or errors could result in lost revenues, liability or a delay in market acceptance of these products, any of which would have a material adverse effect on our business, financial condition and operating results. The introduction of products with quality or compatibility problems could result in reduced revenues and orders, delays in collecting accounts receivable and additional costs. Despite testing by us or by our customers, errors or defects may be found in our products after commencement of commercial deployment. Errors or defects could result in product redevelopment costs and loss of market demand, delay in market acceptance, loss of market share, and loss of potential new customers.

The performance of our products also depends, in part, upon the accuracy and continued availability of third-party data. We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products. If these parties do not provide accurate information, or if we are unable to maintain our relationships with them, our reputation and competitive position in our industry could suffer and we could be unable to develop or enhance our products as required.

Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited.

Our success and ability to compete substantially depend upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. However, we may not be able to adequately protect our intellectual property rights, which may significantly harm our business. Specifically, we may not be able to protect our trademarks for our company name and our product names, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products and technology is difficult, particularly in countries outside the United States, and the steps we have taken may not prevent infringement or misappropriation of our intellectual property rights.

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


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 11

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

During 2006, our two largest customers accounted for approximately 12% and 11%, respectively, of our sales. If for any reason, our relationship with either of these customers is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations would be materially and adversely affected. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to increase sales to other customers in order to offset this termination or reduction. For more information related to our dependence upon key customers, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 12

     o    difficulties in collecting accounts receivable; and

     o    political and economic instability.

We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations, hire additional personnel, customize our products for local markets and establish relationships with additional international distributors, consultants and other third parties. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel. Although substantially all of our sales are to customers located outside of Israel, political, economic and military conditions in Israel could nevertheless adversely affect our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence. In addition, during 2006 there occurred an outbreak of open hostilities along Israel's northern border with Lebanon, and there have recently been hostilities, although to a lesser extent, in the Gaza Strip. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

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

Our revenue in Europe has grown in absolute dollar terms. We are expanding operations in Europe, and income recognized in British pound and Euro are increasing. In 2006, 18% of our costs were incurred in British pound and 6% in Euro. We incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in NIS. In 2006, 32% of our costs were incurred in NIS, and we incurred 6% of our costs in Australian dollars. Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. We may be unable to adequately protect ourselves against such risks.

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



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 13

The government programs in which we currently participate and tax benefits we currently receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

We receive grants from the Government of Israel through the Chief Scientist for the financing of a significant portion of our research and development expenditures in Israel, and we may apply for additional grants in the future. We may not continue to receive grants at the same rate or at all. The Chief Scientist's budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. In connection with research and development grants received from the Chief Scientist, we must make royalty payments to the Chief Scientist on the revenues derived from the sale of products, technologies and services developed with the grants from the Chief Scientist. From time to time, the Government of Israel changes the rate of royalties we must pay, so we are unable to accurately predict this rate. In addition, our ability to manufacture products or transfer technology outside Israel without the approval of the Chief Scientist is restricted under law. Any manufacture of products or transfer of technology outside Israel will also require us to pay increased royalties to the Chief Scientist up to 300%. We currently conduct all of our manufacturing activities in Israel and intend to continue doing so in the foreseeable future and therefore do not believe there will be any increase in the amount of royalties we pay to the Chief Scientist. Currently, the office of the Chief Scientist does not consider the licensing of our software in the ordinary course of business a transfer of technology and we do not intend to transfer any technology outside of Israel. Consequently, we do not anticipate having to pay increased royalties to the Chief Scientist for the foreseeable future. In connection with our grant applications, we have made representations and covenants to the Chief Scientist regarding our research and development activities in Israel. The funding from the Chief Scientist is subject to the accuracy of these representations and covenants. If we fail to comply with any of these conditions, we could be required to refund payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter.

We anticipate receiving tax benefits from the Government of Israel; however these benefits may be delayed, reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "Approved Enterprise" status to two of our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits in the near future. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced. The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria. If we fail to comply with these conditions and criteria, the tax benefits we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or limiting the benefits. We cannot assess whether these benefits will be available in the future at their current levels, or at all.

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


Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 14

We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

A significant portion of our workforce is subject to Israeli labor laws, which may lead to claims for additional overtime pay.

Israeli law provides that employment arrangements with employees not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation which differentiates between compensation paid to employees for a 43-hour work week or for maximum daily work hours and compensation for overtime work. Israeli law also limits the maximum number of hours of overtime. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work. While there is no certainty that such claims will prevail, even if they do, we do not believe that these claims would have a material adverse effect on our business, financial condition and results of operations.

Our Chief Executive Officer owns a large percentage of our ordinary shares and could significantly influence the outcome of actions.

As of March 31, 2007, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat beneficially owned approximately 18.7% of our outstanding ordinary shares. Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors or a change of control of our company, which could have a material adverse effect on our stock price. These actions may be taken even if our other investors oppose them.

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

As of December 31, 2006, we had 27,994,626 ordinary shares outstanding (net of 39,000 shares held in treasury). In addition, as of December 31, 2006, we had 4,286,018 ordinary shares issuable upon exercise of outstanding options and warrants, and 445,169 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan. If we or our existing shareholders sell a large number of our ordinary shares, the price of our ordinary shares could fall dramatically. Restrictions under the securities laws limit the number of ordinary shares available for sale by our shareholders in the public market. We have filed Registration Statements on Form S-8 to register for resale the ordinary shares reserved for issuance under our stock option plans.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of the fair market value of our assets, including cash (even if held as working capital), produce or are held to


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 15
produce passive income, we may be characterized as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. Passive income includes dividends, interest, royalties, rents annuities and the excess of gains over losses from the disposition of assets, which produce passive income. For purposes of the asset test, cash is considered to be an asset that produces passive income. As a result of our cash position and the decline in the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

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


ITEM 4.           INFORMATION ON THE COMPANY

4A.      History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Israeli Companies Law - 1999 (Companies Law). From inception until about 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems. Thereafter, we transformed our business model to provide workforce and service management products and solutions. Our principal executive offices are located at 11 Ben Gurion Street, Givat Shmuel 54017, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., is located at 35 Corporate Drive, Suite 140, Burlington, MA.

Our capital expenditures for fiscal years 2006, 2005, and 2004 amounted to $0.7 million, $0.4 million, and $0.6 million, respectively. These expenditures were primarily for hardware and software in our Israel and worldwide offices. Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.

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

A service operation is ultimately measured by its performance at the day of service. Our products are mission critical applications that manage all incoming jobs from the moment a job is opened until it is successfully


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 16
closed. Our products are able to generate the appointment time for a customer, assign the job to the right technician, design the optimal route for the technician to minimize travel, and monitor progress during the day.

A typical day starts with the morning schedule that contains the assignments for all the work orders of the day. As the day develops, emergencies may arise, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges, primarily minimizing the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. Integrating real-time updates from the technician's mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

The maturity of mobile devices and GPS technology offer unique opportunities to continually optimize service delivery execution. We believe that handheld data communication devices and GPS location reports should be used far beyond their traditional role of data transmission to and from the field. These tools can be used for real-time decision-making in order to increase productivity and customer responsiveness. For instance, our products and solutions enable a new concept known as "drip feed" management by which, initially, every technician receives only the first two tasks of the day. Upon completing the first task, the technician confirms task completion and a new task is assigned. This technique contributes to improved priority management, travel minimization and customer responsiveness. Similarly, with a GPS reporting system, the dispatcher need not ask technicians where they are located since he or she knows at all times where every technician is located, generating additional efficiencies by improved customer-technician assignments.

Our solutions constantly monitor the incoming list of new tasks at all levels of frequency in full synchronization with the delivery status of the existing tasks and the availability of technicians and spare parts in order to maximize productivity and output while complying with promised delivery dates and other business rules.

While other service management applications, such as CRM, Asset Management, or Inventory Management, manage primarily data processing aspects, we believe our products drive decision-making processes. We believe our solutions have become the backbone of daily operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

The decision-making support our products offer does not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been decided down to the name of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. Prior to staffing the shifts for a given week or month, we first ensure that people will be available to work on particular days, taking into account parameters such as vacation and training. Hiring options at this stage are fairly limited. This stage is for "master" planning, also known as tactical resource planning.

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

For each of the above stages, a key input is demand forecasting by job type and territories at the time granularity that is required for that stage. The above sequence, together with the daily service delivery decisions, establishes the essence of the service chain decision making, a concept pioneered by our staff in the 1990's, and for which a patent was awarded (see "Intellectual Property" below).

Service Optimization Solutions Suite:

Our Service Optimization solutions suite includes:

ClickSchedule optimizes service scheduling and routing for improving workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard eXtensible Markup Language (XML) interfaces are designed to improve integration with enterprise systems and deployment according to organizational business policies and


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 17
processes. ClickSchedule is our main software platform and accounted for a majority of our license revenues in 2006.

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

Service Optimization Suite, released in 2005, version 7.5 of our Service Optimization Suite that expands on previous versions of the product suite with feature and user interface enhancements, including a more configurable schedule optimizer, real time key performance indicator monitor, and enhanced support for multi-lingual implementations.

Vertical Offerings, released in 2006, ClickSoftware for Water Utilities was the first in a series of vertical offerings. The ClickSoftware for Water Utilities solution draws on our depth of experience in serving water utility customers around the world. The result is an "out-of-the-box" solution, preconfigured with industry practices, designed to minimize the time, cost and risk associated with optimization technology implementations. We are working on a release plan of additional Vertical Packages, all in line with our aim to reduce total cost of ownership for prospects in these verticals.


Customers

We sell our products to a broad base of customers representing a variety of industries with unique needs, including telecommunications, utilities and energy and high-technology service providers, as well as the markets listed below. During 2006, our two largest customers accounted for approximately 12% and 11%, respectively, of our sales. See Item 3D - Risk factors "If our relationship with our key customers are terminated, our revenues will decline and our business will be adversely affected."


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 18

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

Sales and Marketing Channels

We market and sell our products mostly through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. We continue to create and strengthen partner relations. Our multidisciplinary sales teams consist of field sales executives, sales support engineers and internal sales staff. The internal sales staff is responsible for generating leads and qualifying prospective clients. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale client relationship, which consists of ongoing relationship management and the sale of additional licenses and products, as clients require additional resources. Our management also takes an active role in our sales efforts. The knowledge gained by our sales and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer needs.

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

At the end of the second quarter of 2004, we formalized a strategic alliance with IBM pursuant to which we teamed with IBM to resell our workforce optimization solutions. In connection with this strategic alliance, we established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. In 2006 we continued our cooperation with IBM and are currently negotiating with IBM on the fee structure and scope of the Project Office for 2007. For more information concerning our relationship with IBM, see exhibits 4.18, 4.19, 4.20, 4.21, 4.22 and 4.23 to this annual report.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 19

We continue to value our relationships with our other channel partners, and believe that these channel relationships will be key contributors to our future growth.


Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market. Recent acquisitions and consolidations in our field may also increase competitive pressures. Smaller competitors have been acquired by large organizations with broader product offerings. For example, two of our competitors, Indus International Inc. and MDSI Mobile Data Solutions Inc., completed their merger in January 2007.

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

Our current and potential competitors include:

     o Vendors specializing in service optimization, including, but not limited to, ServicePower Technologies plc.

     o Software application vendors that offer field force management solutions with certain optimization modules as part of their overall offerings, including, but not limited to, Viryanet Ltd., Indus/MDSI, Inc. and Trimble Navigation Ltd.

     o  Traditional ERP and CRM software application vendors, such as Oracle;
        and

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

We own US patent 6,985,872, titled "A METHOD AND SYSTEM FOR ASSIGNING HUMAN RESOURCES TO PROVIDE SERVICES". The patent describes a system that unifies the analysis, forecasting, planning, scheduling and execution of service operations, leading to optimized performance across long and short time scales, and enabling agile and effective collaboration of different roles and stake-holders in the service management world. We also own a similar Israeli patent.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 20

We have two issued patents (referred to above) and three patent applications pending. As we continue to develop new applications of our products, we will consider additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

We own U.S. trademark registrations for the marks AITEST, CLICKSCHEDULE, CLICKANALYZE, CLICKFIX, CLICKFORECAST, CLICKMOBILE and CLICKPLAN, and have filed applications for registration of the marks CLICKSOFTWARE, W6 and W-6. In the European Community, we own trademark registrations for CLICKFIX, CLICKSCHEDULE, CLICKANALYZE, CLICKFORECAST, and CLICKPLAN, and a U.K. trademark for CLICKSOFTWARE. In Israel, we have filed applications for registration of the marks CLICKMOBILE, CLICKSOFTWARE and W6.

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

Regulation

Our business is also effected by government regulations. We receive grants from the Government of Israel through the Chief Scientist, for the financing of a significant portion of our research and development


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 21
expenditures in Israel, and we may apply for additional grants in the future. We may not continue to receive grants at the same rate or at all. The Chief Scientist's budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. For further information related to the effect of government regulations on our business, see Item 3D - Risk factors - "The government programs in which we currently participate and tax benefits we currently receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future."


4C.      Organizational structure

Our directly and indirectly held principal operating wholly-owned subsidiaries and their countries of incorporation are:

o ClickSoftware, Inc. (United States)
o ClickSoftware Central Europe GmbH (Germany)
o ClickSoftware Europe Limited (United Kingdom)
o ClickSoftware Belgium N.V. (Belgium)
o ClickSoftware Australia Pty Limited (Australia).


4D.      Property, plants and equipment

We have a lease for approximately 8,800 square feet of office space in Burlington, Massachusetts that expires in September 2009 and is used for sales, marketing and implementation activities for the North American market. In September 2006, our offices in Tel Aviv, Israel were damaged by a fire. See Item 5B "Liquidity and Capital Resources" for information concerning our insurance coverage for this event. We have since moved to new offices in Givat Shmuel, Israel which are used for management, marketing, sales, research and development. Our new lease is for approximately 27,000 square feet of office space and expires in January 2009, with an option for us to extend the lease until January 2011.

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

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Consulting services are billed at an agreed-upon rate plus incurred expenses. Clients licensing our products generally purchase consulting agreements from us. Post-contract customer support arrangements provide technical support and the right to software updates. Post-contract customer support revenues are charged as a


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 22
percentage of license fees depending upon the level of support coverage requested by the customer. Our support contracts typically renew automatically for successive 12-month periods unless the customer informs us of its desire not to renew annual support.

Our revenues grew by 35% in 2006 representing growth across all territories and in all line items. Our growth resulted from our ability to attract large customers and our further expansion into new vertical markets.

In the second quarter of 2006, we became profitable and we improved quarterly profitability thereafter. Our improved profitability was achieved due to higher revenues together with moderate growth in our expenses compared to top-line growth. During 2006, we also generated $5.7 million in positive cash-flow from operations.

As in previous years, we believe that our performance in 2007 will primarily depend on our ability to continue attracting customers and implementing service optimization solutions.

As of December 31, 2006, our cash and cash-equivalents, and short and long-term investments increased to $19.8 million from $13.8 million as of December 31, 2005.

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

Our revenues are principally derived from the licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with SOP 97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 23
price charged when the element is sold separately. In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

We generally do not grant a right-of-return to our customers and generally provide a warranty period for three months at no extra charge. As of December 31, 2006 and 2005, the provision for warranty cost is immaterial.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

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

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" (FIN
48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We are still assessing the impacts of the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 24
company beginning in the first quarter of fiscal year 2008. We are currently evaluating the impact that SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on our financial statements.


5A.      Results of operations

Our operating results for each of the five years ended December 31, 2006, 2005, 2004, 2003 and 2002 expressed as a percentage of revenues are as follows:



                                                                   YEAR ENDED DECEMBER 31,
                                                     ---------- ---------- --------- ---------- ----------
                                                       2006       2005       2004      2003       2002

Revenues:
  Software license                                         37%        34%       47%        47%        45%
  Services                                                 63%        66%       53%        53%        55%
                                                     ---------- ---------- --------- ---------- ----------
    Total Revenues                                         100        100       100        100        100
                                                     ---------- ---------- --------- ---------- ----------
Cost of Revenues:
  Software license                                           6          6         5          4          6
  Services                                                  33         34        28         30         37
                                                     ---------- ---------- --------- ---------- ----------
    Total cost of revenues                                  39         40        33         34         43
                                                     ---------- ---------- --------- ---------- ----------
Gross Profit                                                61         60        67         66         57
                                                     ---------- ---------- --------- ---------- ----------
Operating Expenses:
  Research and Development
        expenses, net                                       13         13        12          8         18
  Selling and Marketing expenses                            32         42        39         35         67
  General and Administrative
        expenses                                            11         13        13         16         21
  Restructuring and assets impairment                        -          -         -          -         17
                                                     ---------- ---------- --------- ---------- ----------
Total Operating Expenses                                    56         68        64         59        123
                                                     ---------- ---------- --------- ---------- ----------
Operating  Income  (Loss)                                    5         (8)        3          7        (66)

Interest and other income, net                               2          0         1          1          2
                                                     ---------- ---------- --------- ---------- ----------
Net  Income (Loss) before taxes                              7         (8)        4          8        (64)
Taxes on Income                                              0          -         -          -          -
                                                     ---------- ---------- --------- ---------- ----------
Net Income (Loss)                                           7%        (8%)        4%         8%       (64%)
                                                     ---------- ---------- --------- ---------- ----------



Revenues

                                                              Revenue Breakdown
                                                              -----------------

                                --------------- --------------- --------------- --------------- ---------------
                                     2006           % Change           2005          % Change          2004
                                     ----           ---------          ----          --------          ----

                                                                (In thousands)

Revenues:
   Software license                   $ 12,145             47%          $8,235           (22%)         $10,603
  Percentage of total revenues             37%                             34%                             47%
  Services                              20,286             28%          15,832             31%          12,102
  Percentage of total revenues             63%                             66%                             53%
                                ---------------                 ---------------                 ---------------
Total Revenues                        $ 32,431             35%        $ 24,067              6%        $ 22,705
                                ---------------                 ---------------                 ---------------


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 25

Revenues increased 35% to $32.4 million in 2006, compared with $24.1 million in 2005, and $22.7 million in 2004. The growth rates we achieved in 2006 were due to strong revenues in North America and our expansion into new industry vertical markets. The moderate growth rate we achieved in 2005 was due to the fact that our channel sales did not grow as quickly as anticipated and weak sales in North America due to longer sales cycles.


                                                     Revenues By Territory
                                                     ---------------------
                    -------------- --------------- ------------- --------------- -------------- ---------------
                        2006         % Revenues        2005        % Revenues        2004         % Revenues
                        ----         ----------        ----        ----------        ----         ----------

                                                           (In thousands)

Revenues:
North America             $12,155         37%        $6,477              27%         $6,998             31%
Europe                     14,606         45%        12,706              53%         12,056             53%
Israel                        305          1%           107               0%             12              0%
Asia Pacific                5,365         17%         4,777              20%          3,639             16%
                    --------------             -------------                  --------------
Total Revenues            $32,431        100%       $24,067             100%        $22,705            100%
                    --------------             -------------                  --------------


In 2006, 45% of our revenues were generated in Europe (with 19% in the United Kingdom, 13% in Germany), 37% in North America (with 34% in the United States), and 18% in Asia Pacific. Revenues in North America nearly doubled compared to 2005. The increase in revenues in North America were attributed to the following factors: (a) a recovery in the overall economic climate in the United States,
(b) the deregulation of, and a stronger emphasis on efficiency and profitability in, the utilities market, and (c) our emphasis on new vertical markets, including the retail sector. Specifically, at the end of 2005 and during 2006, we signed significant contracts with utilities in North America.

In 2005, 53% of our revenues were generated in Europe (with 30% in the United Kingdom, 14% in Germany), 27% in North America (with 23% in the United States), and 20% in Asia Pacific. The slight increase in the percentage of revenues from the Asia Pacific in 2005 was due to increased sales of our products to new and existing customers.

In 2004, 53% of our revenues were generated in Europe (with 22% in the United Kingdom, 20% in Germany), 31% in North America (with 23% in the United States), and 16% in Asia Pacific.

Software Licenses

As reflected in the table entitled "Revenue Breakdown" above, software license revenues were $12.1 million or 37% of revenues in 2006, compared with $8.2 million or 34% of revenues in 2005, and $10.6 million or 47% of revenues in 2004. The increase in software license revenues from 2005 to 2006 by $3.9 million or 47% was primarily due to our ability to attract and implement large-scale projects, particularly in North America. The decrease in software license revenues from 2004 to 2005 by $2.4 million or 22% was primarily due to the fact that a larger portion of our business involves significant implementation services that are recognized under contract accounting methods, resulting in slower recognition.

Services

Service revenues in 2006 were $20.3 million or 63% of revenues, compared with $15.8 million or 66% of revenues in 2005, and $12.1 million or 53% of revenues in 2004. The increase in service revenues from 2005 to 2006 is primarily due to increased implementation services and an increase in post-contract support agreements. The increase in service revenues from 2004 to 2005 is primarily due to increased implementation services and an increase in post-contract support agreements.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale, royalties payments


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 26
to the Chief Scientist and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalties payments to the Chief Scientist.

Cost of revenues was $12.6 million or 39% of gross revenues in 2006, compared with $9.8 million or 40% of revenues in 2005, and $7.5 million or 33% of revenues in 2004. The increase in the cost of revenues from 2005 to 2006 is primarily due to higher costs associated with meeting increased demand for our software and services. The increase in the cost of revenues from 2004 to 2005 is primarily due to higher costs associated with meeting increased demand for our software and services. We expect our cost of revenues on an absolute basis to continue to increase in 2007 as a natural consequence of the projected growth of our revenues.

Cost of Software Licenses

Cost of software license revenues were $2.0 million or 6% of revenues in 2006, compared with $1.5 million or 6% of revenues in 2005, and $1.1 million or 5% of revenues in 2004. The increase in cost of software license revenues from 2005 to 2006 was primarily due to an increase in revenues from third-party licenses and adaptors to other ERP and CRM systems sold during these years, resulting in higher third-party costs, and an increase in royalties paid to the Chief Scientist with respect to all license revenues. The increase in cost of software license revenues from 2004 to 2005 despite the decrease in software license revenues was primarily due to an increase in revenues from third party licenses and adaptors to other ERP and CRM systems sold during these years, resulting in higher third party costs.

Cost of Services

Cost of service revenues were $10.6 million or 33% of revenues in 2006, compared with $8.3 million or 34% of revenues in 2005, and $6.4 million or 28% of revenues in 2004. The increase in the cost of services from 2005 to 2006 by $2.3 million or 28% was primarily due to increased demand for our services. As a result, we increased our related payroll expenses by $1.8 million, and increased our use of third-party contractors by $0.2 million. In addition, there was an increase in royalties paid to the Chief Scientist. The increase in the cost of services from 2004 to 2005 by $1.9 million or 29% was primarily due to increased demand for our services. As a result, we increased our related payroll expenses by $0.6 million, and increased our use of third party contractors by $1.0 million. In addition, there was an increase in royalties paid to the Chief Scientist.

Gross Profit

Gross profit was $19.9 million or 61% of revenues in 2006, compared with $14.3 million, or 60% of revenues, in 2005, and $15.2 million, or 67% of revenues, in 2004. The increase in gross margins from 2005 to 2006 by $5.6 million or 39% was primarily due to higher margins generated from software license revenues and a change in the revenue mix in favor of higher-margin software license revenues. The decrease in gross profit from 2004 to 2005 by $0.9 million or 6% was primarily due to a change in the revenue mix in favor of lower-margin services revenues.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses, general and administrative expenses, and share based compensation.

Total operating expenses were $18.1 million or 56% of revenues in 2006, compared with $16.4 million or 68% of revenues in 2005, and $14.5 million or 64% of revenues in 2004.

The increase in operating expenses from 2005 to 2006 by $1.7 million or 11% reflects an increase in our research and development activities and an increase in general and administrative expenses. The main cost increases were payroll costs and adoption of SFAS No. 123-R, which added $0.4 million to 2006 operating expenses. The increase in operating expenses from 2004 to 2005 by $1.9 million or 13% mainly reflects an increase in our selling and marketing expenses activities as we expanded our activities and personnel to support these efforts and an increase in research and development activities. The reduction in operating expenses as a percentage of revenues is a result of our achievement of efficiencies and economies of scale in our selling and marketing organization.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs to support product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 27

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

Research and development expenses, net of related grants, were $4.1 million or 13% of revenues in 2006, compared with $3.1 million or 13% of revenues in 2005, and $2.7 million or 12% of revenues in 2004. Research and development expenses, prior to participation grants from the Chief Scientist, totaled $4.5 million for the year ended December 31, 2006, compared with $3.6 million for the year ended December 31, 2005, and $3.1 million for the year ended December 31, 2004. We received or accrued grants from the Chief Scientist in the amount of $0.4 million in 2006, compared with $0.5 million in 2005, and $0.4 million in 2004. The increase in research and development expenses from 2005 to 2006 by $1.0 million, or 31%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.7 million in payroll, a decrease of $0.1 million in grants received from the Office of the Chief Scientist and an increase of $0.2 million in other costs. The increase in research and development expenses from 2004 to 2005 by $0.4 million, or 15%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.6 million in payroll, an increase of $0.1 million in grants received from the Office of the Chief Scientist and a decrease of $0.1 million in other costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $10.3 million or 32% of revenues in 2006, compared with $10.1 million or 42% of revenues in 2005, and $8.9 million or 39% of revenues in 2004. The increase in the selling and marketing expenses from 2005 to 2006 by $0.2 million or 2% was due to an increase in payroll expenses. The increase in selling and marketing expenses from 2004 to 2005 by $1.2 million or 13% was due to an increase in the number of employees that resulted in an increase of $0.8 in related payroll expenses and an increase in our selling and marketing expenses activities by $0.4 million. The reduction in selling and marketing expenses as a percentage of revenues from 2005 to 2006 is a result of our achievement of efficiencies and economies of scale.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $3.7 million or 11% of revenues in 2006, compared with $3.1 million or 13% of revenues in 2005, and $2.8 million or 13% of revenues in 2004. General and administrative expenses included $48,000 as an increase in provision in bad debt charges in 2006, the amount of $3,000 as a reduction in provision in bad debt charges in 2005, and $180,000 as a reduction in bad debt charges in 2004. General and administrative expenses without bad debt charges were $3.6 million in 2006, $3.1 million in 2005, and $3 million in 2004. The increase of $0.5 million in general and administrative expenses from 2005 to 2006, excluding bad debt charges, was primarily due to an increase in payroll expenses of $0.4 million, a decrease of $0.2 million in other general and administrative expenses and an increase in amortization of stock-based compensation by $0.3 million. The increase of $0.1 million in general and administrative expenses from 2004 to 2005, excluding bad debt charges, was primarily due to an increase in payroll expenses of $0.2 million and a decrease of $0.1 million in other general and administrative expenses.

Amortization of Stock-Based Compensation

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 28

Interest and Other Income, Net

Interest and other income includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also include the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $484,000 or 2% of revenues in 2006, compared with $122,000 in 2005, and $179,000 or 1% of revenues in 2004.
The increase in interest income from 2005 to 2006 is attributable to a combination of an increase in our cash and investments and improved returns on our investments. The decrease in interest income from 2004 to 2005 is attributable to losses from currency fluctuations in 2005 compared to 2004, which was partially mitigated by an increase in interest income in 2005.

Income Taxes

Our tax rate will mainly reflect a mix of the U.S. statutory tax rate on our U.S. income, the U.K statutory tax rate on our U.K. income, the Belgium statutory tax rate on our Belgian income, the German statutory tax rate on our German income, the Australian tax rate on our Australian income and the Israeli tax rate discussed elsewhere in this annual report.

As of December 31, 2006, net operating loss carry forwards in Israel amounted to approximately $22.5 million compared with $22.4 million in 2005. Additional tax loss carry forwards of approximately $23.5 million and $7.5 million remain attributable to our U.S. subsidiary and the European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2009 through 2024.

Net Income (Loss)

Net income for 2006 was $2.1 million or 7% of revenues, compared with a net loss of $2.0 million or 8% of revenues in 2005, and net income of $0.9 million or 4% of revenues in 2004.


5B.      Liquidity and capital resources


Our cash and investments increased by $6.0 million or 43% to $19.8 million as of December 31, 2006, compared with $13.8 million as of December 31, 2005, which was an increase of $1.8 million or 15%, compared with $12.0 million as of December 31, 2004. Our primary sources of cash and investments, net, during 2006 were cash flows of $5.7 million generated from operations and $0.5 million from exercises of employee stock options. Our primary sources of cash and investments, net, during 2005 were cash flows of $2.0 million generated from operations and $0.2 million from exercises of employee stock options.

As of December 31, 2006, we had cash and cash equivalents of approximately $13.4 million, short-term investments of approximately $5.9 million and long-term investments of approximately $0.5 million. As of December 31, 2006, approximately $0.5 million in long-term investments had been deposited with banks to secure letters of credit totaling approximately $0.5 million, which are described below. Our cash, short-term investments and long-term investments are invested or deposited in low-risk and predominantly U.S-dollar denominated investments and bank deposits.


                                                                   Cash and Investments
                                                                      December 31,
                                                                      ------------
                                          ------------- -------------- ------------- ------------- --------------
                                              2006        % Change         2005        % Change        2004
                                              ----        --------         ----        --------        ----

                                                                      (In thousands)

        Cash and cash equivalents              $13,385                      $10,467                      $ 4,196
        Short-term investments                   5,918                        3,111                        7,533
        Long-term investments                      451                          264                          264
                                          -------------                -------------               --------------
        Total Cash and investments             $19,754            43%       $13,842           15%        $11,993
                                          -------------                -------------               --------------



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 29

For the year ended December 31, 2006, net cash provided by operations was $5.7 million, comprised of net income of $2.1 million, an increase in trade receivables of $2.3 million, a decrease in other receivables of $0.1 million, an increase in accounts payable of $ 1.0 million, and an increase in deferred revenues of $3.4 million, which was partially offset by non-cash charges of $1.4 million. Cash-flows generated from operations in 2006 were positively influenced by the prepayment of long-term support fees by one of our customers in the amount of $2.5 million.

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

In September 2006, our Tel Aviv office was damaged by fire. In October 2006, we moved to our new location in Givat Shmuel, Israel. The majority of losses we suffered in the fire are covered by our insurance policies and we believe that there was no material impact on our operations or financial performance. We have yet to finalize our claim with our insurance company but expect to do so by the middle of 2007. As of December 31, 2006, we had received $0.8 million from our insurance policy as advance payments out of which $0.4 million was booked as proceeds from disposal of equipment and the remaining as an offset of extra expenses incurred by us.

Net cash used in investment activities was $3.2 million in 2006, consisting of $3.0 million invested primarily in deposits, $0.5 million provided by disposal of equipment and $0.7 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements. Net cash provided by investment activities was $4 million in 2005, consisting of $4.4 million generated primarily from bank deposits and $0.4 million used for leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture. Net cash used in investment activities was $4.5 million in 2004, of which $3.9 million was primarily invested in bank deposits and $0.6 million invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

Net cash provided by financing activities was $0.5 million in 2006, as a result of the employee options exercises. Net cash provided by financing activities was $0.2 million in 2005, as a result of the employee options exercises. Net cash provided by financing activities was $0.3 million in 2004, as a result of the employee options exercises and ESPP purchases.

As of December 31, 2006, we had outstanding trade receivables of approximately $6.5 million, which represented approximately 20% of 2006 total revenues. As of December 31, 2005, we had outstanding trade receivables of approximately $4.1 million, which represented approximately 17% of 2005 total revenues. As of December 31, 2004, we had outstanding trade receivables of approximately $5.3 million, which represented approximately 23% of 2004 total revenues. Our trade receivables are typically between 30 and 60 days, although we also negotiate longer payment plans with some of our clients. Days sales outstanding ("DSO"), calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 62 DSO as of December 31, 2006, compared with 63 DSO as of December 31, 2005, and 70 DSO as of December 31, 2004.

As of December 31, 2006, we had $0.6 million in purchasing commitments for capital expenditures, mainly for computer equipment, replacing equipment lost in the fire. We expect this amount to be covered by our insurance policies.

Since inception, we have received aggregate payments from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade in the amount of $8.5 million related to research and development. In return for the Government of Israel participation, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2006, we had paid or accrued royalties related to the results of research and development in the amount of $5.9 million. The estimated current net commitment is approximately $2.6 million. The refund of


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 30
the grant is contingent on future sales, and we have no obligation to refund these grants, if sufficient sales are not generated.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and investments in computers and office equipment. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and investments in computers and office equipment. In 2005, we generated a net loss while in 2006 we returned to profitability. We may not be able to maintain profitability, as our ability to maintain our profitability on a quarterly basis is largely dependent on the receipt of large orders in each quarter and our ability to control our expenses. If we are not successful in doing so, we will be required to seek new, external sources of financing, which may not be available to us on favorable terms, or at all. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to out shareholders.

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

Our future research and development strategies will concentrate on strengthening our product offerings in decision support, forecasting, capacity and shift planning and monitoring and schedule optimization; continuing to enhance the technology and scalability of our products; continuing to improve our mobile and location-based capabilities; and continuing the development of offerings for specific vertical industries. The company invested $4.1 million in 2006, $3.1 million in 2005 and $2.7 million in 2004 for research and development.


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

The portion of services revenues decreased last year, while the portion of license revenues increased. The increase in license revenues is attributable to our ability to sign license deals with new and repeat customers. We believe we will continue to win contracts involving large implementation efforts due to our attractive product offering and positioning in the market. We expect license and professional services revenues to continue to grow in absolute terms in 2007, while maintaining license and professional services ratios comparable to 2006 or a slight change in favor of license revenue.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 31

We believe that the interest in service optimization solutions has increased over the last few years. Large service organizations are looking for sophisticated solutions to improve their planning and utilization capabilities. We believe this trend will continue in 2007 and beyond.


Our largest vertical market has traditionally been the telecommunications market. However, in the last two years, we have seen strong demand in the utility market as a result of deregulation and modernization trends. Our other vertical markets show healthy growth as well. We believe that this trend will continue. We see positive trends in our North American and European markets. In addition, we see potential in developing countries, such as China and India, and we will approach those markets mainly through partnering channels.


5E.        Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist and the performance bonds to certain customers as discussed in Item 5B above and Item 5F below, we do not have any off-balance sheet arrangements.


5F.      Contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2006:


------------------------------ ------------------- -------------------------------------------------------------
                                                                 Amount of Commitment Expiration
Commercial Commitments         Total Amounts                        Per Period (in thousands)
                               Committed (in       -------------------------------------------------------------
                               thousands)                      2007                           2009
------------------------------ ------------------- -------------------------------------------------------------


Guarantees/Letters of
Credit                                $451                     $219                           $232
------------------------------ ------------------- ------------------------------ ------------------------------



----------------------- ----------------------------------------------------------------------
Contractual                             Payments Due By Period (in thousands)
Obligations                             ------------------------------------
----------------------- ----------------------------------------------------------------------

                              Total         Less than 1 year     2-3 years       4-5 years
----------------------- ------------------ ------------------- --------------- ---------------
  Lease Obligations          $1,625               $695              $862            $68
----------------------- ------------------ ------------------- --------------- ---------------

We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements and future performance on certain contracts. As of December 31, 2006, contingent liabilities on outstanding letter of credit agreements aggregated approximately $0.5 million. We do expect to renew most of these letters of credit. The letters of credit are secured by $0.5 million in deposits to cover potential payments under the guarantees.

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



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 32

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


ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


6A.      Directors and senior management

Senior Management

The members of our executive management are as follows:


Name                         Age    Position
----                         ---    --------
Dr. Moshe BenBassat          59     Chief Executive Officer and Chairman of the Board
Shmuel Arvatz                44     Executive Vice President and Chief Financial Officer
Hannan Carmeli               48     Chief Operating Officer




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

SHMUEL ARVATZ has served as our Executive Vice President and Chief Financial Officer since October 2002. Prior to joining ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. From June 1999 to February 2001, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd., a telecommunications equipment provider which was acquired by ADC Telecom Inc. in 1998). Mr. Arvatz holds a B.A. in Accounting and Economics from Bar-Ilan University in Tel Aviv, Israel and is a Certified Public Accountant in Israel.

HANNAN CARMELI has served as our COO since March 2006. Previously, he served as our Executive Vice President of Sales & Professional Services since August 2004. Prior to this position, he managed our Professional Services organizations worldwide since the beginning of 2001. From August 1996 to December 2000, Mr. Carmeli held various executive roles including General Manager of the ClickFix Division as well as


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 33

Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held R&D and field positions with various software vendors ranging from software development through product management and sales management. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute of Technology in Haifa, Israel and a Master of Science degree in Computer Science from Boston University.

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

Directors

Our Articles of Association currently provide for a board of directors of not less than two members nor more than eleven members. We have a classified board of directors as set forth below:


 NAME OF DIRECTOR AND CLASS               TERM EXPIRES            AGE
----------------------------             --------------          -----

James W. Thanos, Class I                     2007                  58
Roni A. Einav, Class II                      2008                  62
Gil Weiser, Class II                         2008                  65
Moshe BenBassat, Class III                   2009                  59
Israel Borovich, external director           2007                  65
Naomi Atsmon, external director              2009                  54
Dan Falk, external director                  2009                  62


JAMES THANOS has served as a director since May 2000. Mr. Thanos has served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc., an ecommerce software company from October 1999 to June 2002. From March 1998 to October 1999, Mr. Thanos served as BroadVision's Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide sales at Aurum Software, a sales force automation company. Mr. Thanos is a member of the board of directors of SupportSoft, Covigna, and Corticon. Mr. Thanos holds a Bachelor of Arts degree in International Relations and a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

RONI EINAV has served as a director since April 2000. Mr. Einav is the General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures, founded by him in 1995. From 1983 to April 1999, Mr. Einav served as Chairman of the Board of Directors of New Dimension Software, Ltd., a systems software company he had founded, which was subsequently acquired by BMC Software for over $650 million. Mr. Einav serves on the board of directors of Advantec, XciTel, Eurekify, Xenia, Impactia, M-Photo and Ivivo. Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada Ltd., M-Photo, Ivivo, Impactia, Axxana, Eurekify, XciTel, CeDimension, ComDa, Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since May 2003. Mr. Weiser has been active in the high tech environment for the past thirty years, with experience ranging from design engineering to management of international companies, as well as community and public activities, from serving the Shevach/Mofet High School to chairing the Haifa University Executive Board. Mr. Weiser is currently the CEO of Orsus Solutions Ltd., an Israeli high-tech company, and is chairman or a member of the board of directors of the following companies: Fundtech, a software company; BBP, a subsidiary of Fundtech; Carmel, a company connected with Haifa University; and Optibase, a video communication company. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange (2002-2004). From January to December 2002, Mr. Weiser was the Acting Vice Chairman for ORAMA, an international investment banking group. From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communication company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 34
company. Mr. Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center, heading the multi-national forum, and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics/Computers from the University of Minnesota in Minneapolis.

DR. ISRAEL BOROVICH has served as a director since July 1997 and as an external director according to the Israeli Companies Law since July 2001. Dr. Borovich currently serves as Chairman of El Al Israel Airlines Ltd. From 1988 until 2004, Dr. Borovich served as President and CEO of Arkia Israeli Airlines Ltd. and Knafaim-Arkia Holdings Ltd., an investment management company. Dr. Borovich serves as Chairman of Ayalon Highways (Israel) Ltd. Dr. Borovich also serves as a director and Deputy Chairman of Knafaim Holdings, Ltd., an investment management company. Dr. Borovich served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds Bachelor of Science and Master of Science degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in Brooklyn.

NAOMI ATSMON has served as a director since May 2003. Ms. Atsmon was employed by Amdocs Ltd., a customer care and billing software company, from 1986 until the end of 2002. From 1997 until 2002, Ms. Atsmon served as a Division President at Amdocs Ltd., managing large scale billing projects for telephone companies in North America and Europe, with overall responsibility for the profit and loss statement of the division. From 1994 until 1997, Ms. Atsmon served as a Vice President at Amdocs Ltd. From 1991 until 1994, she was a director for Amdocs Ltd. in charge of software development and customer relations with one of the largest telephone companies in the United States. Prior to joining Amdocs Ltd., Ms. Atsmon was a project manager at Bank Hapoalim, in charge of a large financial project for the bank controller. From 1976 to 1981, Ms.Atsmon was a system analyst with Agrexco Ltd. Ms. Atsmon also currently serves as a board member of Jacada Ltd., a software provider. Ms. Atsmon holds a Bachelor of Science degree in Management & Industrial Engineering from the Technion Institute, and studied business administration at Tel-Aviv University.

DAN FALK has served as a director since May 2003. Mr. Falk served as the Chairman of the Board of Directors of Atara Technology Ventures Ltd., an Israeli company engaged in investment in advanced technology enterprises from 2000 to May 2003. He is also a member of the Boards of Directors of Orbotech Ltd., Nice Systems Ltd., Orad Ltd., Netafim Ltd., Plastopil Ltd., Dmatek Ltd., Nova Measuring Systems Ltd., Attunity Ltd., Jacada Ltd., Ormat Technology Inc. (publicly traded on NYSE), and Poalim Ventures I. From July 1999 to November 2000, Mr. Falk served as President and Chief Operating Officer of Sapiens International Corporation N.V., a company engaged in the development of software solutions for large-scale, cross-platform systems. Mr. Falk was Executive Vice President of Orbotech Ltd., a high technology company, from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. From October 1992 until June 1994, Mr. Falk was Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk was Director of Finance and Chief Financial Officer of Orbot Systems, predecessor of Orbotech Ltd., from 1985 until 1992. Mr. Falk received a Master of Business Administration degree in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.


6B.      Compensation

The aggregate compensation paid to all our directors and officers during 2006 was approximately $1.5 million in salaries, directors' fees, and bonuses. In addition, we granted 333,000 options to our officers and directors at an average exercise price of $1.78 per share. Options expire seven to ten years after the date of the grant.

The employment agreements of the executive officers provide that the employment relationship is "at-will" and may be terminated at any time by either the Company or the executive. The agreements provide that in the event the executive resigns his employment from the company or the executive is terminated by the Company without cause, the executive will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination for Dr. BenBassat and three months of base salary as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they will receive bonuses based on achieving company goals on revenues and operating profit, and based on achieving personal goals. CEO goals are determined on a yearly basis by the Compensation Committee, and goals of the executive officers are set by the CEO.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 35

6C.        Board practices

We are subject to the provisions of the Companies Law, which requires, in part, that at least two External Directors (as such term is defined in the Companies
Law) serve on our Board of Directors. A person may not qualify as an External Director if he/she, or his/her relative, partner, employer or any entity under his/her control has or had at any time during the previous two years, any "affiliation" with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his/her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a member of the Board of Directors or employee of the company or provide professional services to the company for compensation.

External Directors must be elected by the shareholders. The term of an External Director is three years and may generally be extended, subject to shareholder approval, for additional terms of three years. All External Directors must serve on the company's Audit Committee and at least one External Director must serve on any other committee maintained by the company's Board of Directors.

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees.

We have entered into indemnification agreements with our directors and senior management in an attempt to ensure continued service in an effective manner. The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer. For further details, see Section 5F, above.

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


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 36

Compensation Committee

Our compensation committee is comprised of James Thanos, Gil Weiser, and Israel Borovich, and meets as necessary several times per year regarding employee compensation matters. Functions of the compensation committee include:

     o To discharge the responsibilities of the board of directors relating to compensation of executive officers.

     o To establish a compensation structure which allows us to attract and retain executive officers.


6D.        Employees

At December 31, 2006, we employed 194 full time employees. Of these employees, 109 were based in our facilities in Israel, 29 in the United States, 16 in Asia Pacific and 40 in Europe. The following is a detailed breakdown of persons employed by main category of activity:

                                              YEAR ENDED DECEMBER 31,

Department                            2006            2005             2004

Services                                79              70               55
Research & Development                  45              46               34
Sales and Marketing                     41              40               43
General and Administrative              29              24               22
                               ---------------------------------------------
Total                                  194             180              154
                               ---------------------------------------------

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses amounted to $603,000 in 2006, $352,000 in 2005, and $336,000 in 2004.

Israeli law also provides that employment arrangements with employees not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation that differentiates between compensation paid to employees for a 43 hour work week or for maximum daily work hours and compensation for overtime work. The vast majority of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work.


6E.        Share ownership

As of March 31, 2007, each of the individuals listed in Item 6A beneficially owned less than 1% of our ordinary shares, with the exception of Dr. Moshe BenBassat, who owned 4,334,022 shares and 1,140,392 options.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 37

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

Our umbrella stock option plan was adopted in 2000. In April 2003, we commenced a voluntary stock option exchange program for our employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options were granted at a ratio of between 50% and 5% for each option cancelled, at an exercise price equal to the fair market value of our ordinary shares on the date of the re-grant. Pursuant to the terms of the offer, 279,118 options were cancelled at May 2003. We granted 39,840 replacement options in December 2003 at an exercise price of $4.39. During 2003, the board of directors increased the reserve for grants under the umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "ESOP"), by 400,000 options effective January 1, 2004. During 2005, the board of directors increased the reserve for grants under ESOP, by 450,000 options effective January 1, 2006. During 2006, the board of directors ratified an automatic increase of the reserve for grants under the ESOP by 1,250,000 effective January 1, 2007. In 2001 we adopted the 2000 Approved U.K. Share Scheme for our employees in the United Kingdom and in 2003 we adopted the 2003 Israeli Share Option Plan for our employees in Israel, both of which are pursuant to the ESOP. We adopted an Employee Stock Purchase Plan (ESPP) in 2000, details of which are set forth in Note 12(C) of the financial statements.

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


ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major shareholders

The following table sets forth, as of March 31, 2007, the total number of ordinary shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                             Ordinary Shares Beneficially Owned
                                             ----------------------------------

Name and Address                               Number           Percent
------------------                             ------           -------

Dr. Moshe BenBassat (1)                        5,474,414        18.7%
Austin W. Marxe and David M. Greenhouse (2)    4,142,481        14.8%
G.  Nicholas Farwell (3)                       3,008,100        10.7%
Officers and directors as a group (4)          6,354,061        21.8%
(10 persons)

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 38

(1) Includes, in addition to the ordinary shares held by Dr. BenBassat (i) 1,140,392 options for ordinary shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.

(2) As reported on Amendment No. 3 to the Schedule 13G filed with the SEC on February 14, 2007 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)      As reported on schedule 13G filed with the SEC on January 27, 2005 by
         G. Nicholas Farwell.

(4) Includes (i) 1,996,667 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat. Does not include 272,625 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.


Changes in the percentage of ownership of major shareholders during the past three years were as follows:


                                                 31-Dec                       31-Dec
                                                  2003                         2006
                                                                %                              %
                                                             ---------                     ----------

Total shares                                     27,080,955                    27,994,626

G. Nicholas Farwell                               2,745,000     10.1%           3,008,100      10.7%
R.S Investment Management Co.                     1,716,937      6.3%                   -          -
Columbia Wagner                                   1,660,000      6.1%                   -          -
Austin W. Marxe and David M. Greenhouse                   -         -           4,142,481      14.8%



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

     The following table sets forth information with respect to transactions between the Company and Nester Ltd., a company controlled by Dr. Moshe
     BenBassat:


                                                                          YEAR ENDED DECEMBER 31,
                                                                        2006        2005       2004
                                                                        ----        ----       ----
                                                                              (in thousands)

     Amounts received by the Company from Nester for general and
     administrative expenses:                                                $25       $74          $86
     Amounts received by Nester from the Company for the purchase
     of office equipment:                                                      -       $10            -




7C.      Interests of experts and counsel

Not applicable.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 39

ITEM 8.           FINANCIAL INFORMATION


8A.      Consolidated statements and other financial information

See Item 18 - Financial Statements.

Export Sales

Export sales in 2006 were $32.1 million or 99.1% of revenues, compared with $24.0 million or 99.6% of revenues in 2005, and $22.7 million, or 100 % of revenues in 2004.

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

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2006.


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


                                              High             Low
                                              ----             ---

Annual Information
2002                                         2.25              0.08
2003                                         4.95              0.12
2004                                         5.28              1.20
2005                                         2.89              1.28
2006                                         3.56              1.40

Quarterly Information
First quarter 2005                           2.89              2.05
Second quarter 2005                          2.41              1.67
Third quarter 2005                           1.99              1.61
Fourth quarter 2005                          1.95              1.28
First quarter 2006                           2.00              1.40
Second quarter 2006                          1.79              1.54
Third quarter 2006                           2.51              1.64
Fourth quarter 2006                          3.56              2.31


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 40

Monthly Information
October 2006                                 2.94              2.31
November 2006                                3.44              2.74
December 2006                                3.56              2.90
January 2007                                 4.00              3.07
February 2007                                4.07              3.36
March 2007                                   3.46              3.13


9B.      Plan of distribution

Not applicable.


9C.      Market for ordinary shares

Our ordinary shares have been quoted on the NASDAQ Capital Market under the symbol CKSW since August 29, 2002 (except between November 6, 2002 and March 6, 2003, when they were quoted under the symbol CKSWE).


9D.      Selling shareholders

Not applicable.


9E.      Dilution

Not applicable.


9F.      Expenses of the issue

Not applicable.


ITEM 10.          ADDITIONAL INFORMATION

10A.     Share capital

Not applicable


10B. Memorandum and articles of association

The information required by Item 10B was previously reported in our Form 20-F filing for the year ending December 31, 2005 (file number 000-30827) and is incorporated herein by reference.


10C. Material contracts not in the ordinary course of business

We have entered into an employment agreement with Moshe BenBassat, our Chief Executive Officer. The agreement provides that the employment relationship is "at-will" and may be terminated at any time by either us or Dr. BenBassat with or without cause. The agreement provides that in the event Dr. BenBassat's employment is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination. Dr. BenBassat is entitled to full acceleration of option vesting in the event of a change in control. The right to receive the contractual


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 41
severance benefits set forth above will immediately terminate if Dr. BenBassat is terminated for cause, as defined in the employment agreements.


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


10E.     Taxation

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to persons purchasing our ordinary shares and government programs from which we and some of our group companies benefit. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

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

Israel Corporate Tax Considerations
-----------------------------------

General Corporate Tax Structure

Income not eligible for "Approved enterprise" benefits is taxed in 2006 at a regular corporate tax rate of 31%. The tax rate will be reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company's financial statements. However, the effective rate of tax payable by a company which derives income from an "Approved Enterprise" may be considerably lower - see discussion below.


Law for the Encouragement of Capital Investments, 1959

General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 42

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

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25%, instead of the tax rates under the "General Corporate Tax Structure" above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years or fifteen years (see the 2005 Amendment below) from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

 % of Foreign Ownership                                 Tax Rate
----------------------                                  --------

Over 25% but less than 49%                              25%
 49% or more but less than 74%                          20%
 74% or more but less than 90%                          15%
 90% or more                                            10%

Entitlement to these tax benefits for enterprises to which Investment Center granted an Approved Enterprise status prior to December 31, 2004 (see the 2005 Amendment below) is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that we will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so. The undistributed income derived from each of our approved enterprise programs is tax-exempt for a two year period beginning with the first year in which it generates otherwise taxable income and is subject to a reduced tax rate for the remainder of the benefit period.

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 43
recipient's tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company's shares.

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

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

A company which qualifies as a foreign investment company (FIC) is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

Notwithstanding the foregoing, proceeds received from the sale of our products may be deemed to be royalties under the domestic law of the country of residence of the purchaser/licensee or under an applicable tax treaty and as such subject to withholding tax in such country.

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax exemption available to an Approved Enterprise or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign tax withheld and paid by us. Furthermore, under Israeli law, if certain conditions are not met we may not carry forward such unused credit to utilize in future tax years.

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

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 44

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

* Tax "holiday" package - for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

* Grant / Reduced tax package - for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected and the residency of the shareholder.

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

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 45

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

Moreover, industrial enterprises which are Approved Enterprises (see above) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three years.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the earned income track through a trustee pursuant to which the optionee pays income tax rate as earned income (according to the marginal tax rate of the optionee- up to 49% tax in 2006) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date the stock options were granted and deposited with a trustee; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. However, if the underlying shares are listed in a stock exchange or will be listed within 90 days after the date of grant, then the difference (if any) between the average value of the underlying shares within 30 days prior to date of grant or 30 days subsequent to the date of the listing of the shares, as appropriate, and the exercise price is taxed as earned income rather than capital gain. The optionee is not required to make payments to the National Insurance Institute and health tax in respect of the portion of the income classified as capital gain. The Company may not recognize expenses relating to the options for tax purposes except in respect of the portion of income recognized as earned income. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months from the date the stock options were granted and deposited with a trustee ; or

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 46

(c) the track without a trustee pursuant to which the optionee pays income tax rate as earned income (according to the marginal tax rate of the optionee up to 49% tax in 2006) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

In accordance with the provisions of the Tax Reform Legislation, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the earned income track without a trustee.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders' equity, (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

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

Taxation of our Shareholders

Capital Gain

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 47

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of
Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (31% in 2006). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 49% in 2006) and the regular corporate tax rate for corporations (31% in 2006) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2006 - 31% tax rate for a corporation and a marginal tax rate of up to 49% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 - month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbroker or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual

Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.


Dividends


A distribution of dividend from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an "Approved Enterprise" to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a "Controlling Shareholder" (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 48
resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959- the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual
- 15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

Israel law presently does not impose estate or gift tax.


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

Distributions. We do not anticipate that we will make dividend distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 49
reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders as dividend income to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. "Qualified dividend income" received by individual U.S. Holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2010 generally will be taxed at a preferential U.S. federal income tax rate (a maximum rate of 15 per cent.) provided certain conditions are met, including a minimum holding period. For this purpose, dividends paid by the Company will be "qualified dividend income" provided that the Company is eligible with respect to substantially all of its income for the benefits of the U.S.-Israel Tax Treaty and the Company is not considered during the year the dividend is paid, or in the preceding year, a "passive foreign investment company". U.S. Holders are urged to consult their tax advisers regarding the availability of the preferential rate in their particular circumstances. Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Credit for Israeli Taxes Withheld. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder's United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as "passive category income," but could, in the case of certain U.S. Holders, constitute "general category income". The rules relating to computing foreign tax credit or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Israeli tax withheld from payment.

Alternatively, a U.S. Holder may elect to claim a United States tax deduction for any such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income tax as paid. In addition, a non-corporate U.S. Holder cannot elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

Dispositions. If you are a U.S. Holder and you sell, exchange or otherwise dispose of our ordinary shares, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your adjusted tax basis, determined in dollars, in those ordinary shares. Capital gain or loss will be short-term or long-term depending on whether you hold the Shares for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation, with respect to taxable years beginning on or before December 31, 2010. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States federal foreign tax credit limitation. However, a U.S. Holder who is also a Treaty U.S. Resident and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States federal foreign tax credit limitations. U.S. Holders should consult their tax advisors regarding the application of the United States federal foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

Passive Foreign Investment Company Status.

The Code provides special antideferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of, stock of a passive foreign investment company ("PFIC"). Generally a non-United States corporation is treated as a PFIC for United States federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income (including the pro rata gross income of any company (domestic or foreign) in which such corporation is considered to own 25% or more



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 50
of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

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


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 51

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

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2006, 55% of our revenues and 38% of our expenses were denominated in US dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our business, financial conditions and results of operations. The exposure to currency exchange rate changes is diversified due to the number of different countries and currencies in which we conduct business. The main currencies are US$, NIS, GBP and EURO.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than US dollars, mainly in Euro, British pounds, NIS and Australian dollars. Any change between the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. The net value of the forwards as of December 31, 2006 was not material.

Interest Rate Risk. As of December 31, 2006, we had cash, cash equivalents and short-term investments of $19.3 million, which consist of cash and highly liquid short-term investments. Of this, a total of $2.2 million is denominated in non-dollar currencies. We believe a substantial decrease in market interest rates would have an immaterial impact on our business, financial condition and results of operations.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2006 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.


      YEAR OF MATURITY                                                     2007
                                                     (in thousands of dollars)

      A)  Cash, cash equivalents and investments portfolio:
      -----------------------------------------------------
          Cash and cash equivalents                                    $13,385
          Average interest rate                                           4.5%
          Bank deposits                                                 $5,918
          Average interest rate                                           5.0%

      B)  Long-term debts:
      --------------------
          None.


ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 52

                                    PART TWO
                                    --------


ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.


ITEM 15.          CONTROLS AND PROCEDURES

(a)  Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006 (the Evaluation Date). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act.

(b)  Management's Annual Report on Internal Control Over Financial Reporting

Not applicable.

(c)  Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)  Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


ITEM 16A.         Audit Committee Financial Expert.

Our audit committee is comprised of Dan Falk, Naomi Atsmon, Israel Borovich and Gil Weiser. Our board of directors has determined that Mr. Falk qualifies both as an independent member of the audit committee and as an audit committee financial expert, as such terms are defined under Exchange Act rules. Mr. Falk also qualifies as an independent directors as required by the Nasdaq rules.


ITEM 16B.         Code of Ethics.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal controller, and to persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website www.clicksoftware.com.


ITEM 16C.         Principal Accountant Fees and Services.

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, has served as our independent public accountants for each of the three years ended December 31, 2006.

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 53

Audit Fees.

Audit fees in 2006 amounted to approximately $75,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2006 and the review of our financial statements during fiscal year 2006. Audit fees in 2005 amounted to approximately $75,000 for professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2005 and the review of our financial statements during fiscal year 2005.

Audit-Related Fees.

None.

Tax  Fees.

Tax fees billed to us by Brightman Almagor in 2006 amounted to approximately $7,500 and primarily related to tax services. In addition, Deloitte Touche of Boston billed us approximately $10,000 for tax advice and tax planning services in 2006. Tax fees billed to us by Brightman Almagor in 2005 amounted to approximately $4,000 and primarily related to tax services. In addition, Deloitte Touche of Boston billed us approximately $52,000 for tax advice and tax planning services in 2005.

All Other Fees.

All other fees amounted to approximately $12,000 in 2006 and primarily related to Sarbanes-Oxley implementation and consulting relating to Chief Scientist requests. All other fees amounted to an aggregate of approximately $17,000 in 2005 and primarily related to Sarbanes Oxley implementation and consulting relating to Chief Scientist requests.

Pre-Approval of Auditors' Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent auditors and, if requested by the board of directors, is also responsible for pre-approving services provided by other public accounting firms (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). Absent such a request from the board of directors, our management approves the non-audit services provided to the Company by accountants other than the auditors. 100% of the non-audit services provided to us by the independent auditors in 2006 and 2005 were either pre-approved by the full audit committee, or by Dan Falk, who was delegated by the Audit Committee to approve the non-audit services provided by independent auditors.


ITEM 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.


ITEM 16E.         Purchase of Equity Securities by the Issuer and
                  Affiliated Purchasers

Not applicable.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 54

                                   PART THREE
                                   ----------


ITEM 17.          FINANCIAL STATEMENTS

Not applicable.


ITEM 18.          FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

    Report of Independent Registered Public Accounting Firm...................56

    Consolidated Balance Sheets...............................................57

    Consolidated Statements of Operations.....................................58

    Consolidated Statements of Changes in Shareholders' Equity................59

    Consolidated Statements of Cash Flows.....................................60

    Notes to Consolidated Financial Statements................................61


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 55

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders of
ClickSoftware Technologies Ltd.


We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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



In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.



Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu



Tel Aviv, Israel
February 15, 2007


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 56


                                          CLICKSOFTWARE TECHNOLOGIES LTD.
                                            CONSOLIDATED BALANCE SHEETS
                                         (in thousands, except share data)

                                                                                                DECEMBER 31,
                                                                                             2006          2005
                                                                                             ----          ----


ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (note 3)                                                         $ 13,385       $ 10,467
  Short-term investments (note 4 & note 11b)                                                    5,918          3,111
  Trade receivables, net of allowance for doubtful accounts of $254 and $225 as of
  December 31, 2006 and 2005, respectively (note 5)                                             6,465          4,118
  Other receivables and prepaid expenses (note 6)                                                 953          1,083
                                                                                         ------------- --------------
     Total current assets                                                                      26,721         18,779

 LONG-TERM INVESTMENTS (NOTE 7 & NOTE 11B)                                                        451            264

 SEVERANCE PAY DEPOSITS (NOTE 8)                                                                  996            960

 PROPERTY AND EQUIPMENT, NET (NOTE 9)                                                             804          1,001
                                                                                         ============= ==============
     Total assets                                                                             $28,972        $21,004
                                                                                         ============= ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (note 10)                                             $ 5,945        $ 4,924
  Deferred revenues                                                                             5,965          5,031
                                                                                         ------------- --------------
     Total current liabilities                                                                 11,910          9,955
                                                                                         ------------- --------------

LONG-TERM LIABILITIES
     Accrued severance pay (note 8)                                                             2,031          1,786
     Deferred revenues                                                                          2,490              -
                                                                                         ------------- --------------
     Total long-term liabilities                                                                4,521          1,786
                                                                                         ------------- --------------
                                                                                         ------------- --------------
     Total liabilities                                                                         16,431         11,741
                                                                                         ------------- --------------

COMMITMENTS AND CONTINGENCIES (NOTE 11)

SHAREHOLDERS' EQUITY: (NOTE 12)
 Special preferred shares NIS 0.02 par value
    Authorized - 5,000,000 as of December 31, 2006 and 2005; no issued and outstanding shares as of December 31, 2006 and 2005;
Ordinary shares of NIS 0.02 par value:
    Authorized -- 100,000,000 as of December 31, 2006 and 2005;
    Issued - 28,033,626 shares as of December 31, 2006 and
    27,673,707 as of December 31, 2005;
    Outstanding - 27,994,626 shares as of December 31, 2006 and
    27,634,707 shares as of December 31, 2005;                                                    113            111
Additional paid-in capital                                                                     72,205         71,220
Deferred stock compensation                                                                      (63)          (216)
Accumulated deficit                                                                          (59,671)       (61,809)
                                                                                         ------------- --------------
                                                                                               12,584          9,306
Treasury shares, at cost: 39,000 shares                                                          (43)           (43)
                                                                                         ------------- --------------
     Total shareholders' equity                                                                12,541          9,263
                                                                                         ------------- --------------
     Total liabilities and shareholders' equity                                               $28,972        $21,004
                                                                                         ============= ==============



The accompanying notes are an integral part of these consolidated financial statements.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 57



                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               (in thousands, except share and per share amounts)

                                                                           YEAR ENDED DECEMBER 31,
                                                                   2006               2005             2004
                                                                   -----              ----             ----

Revenues (note 13):
  Software license                                                     $12,145            $8,235          $10,603
  Services                                                              20,286            15,832           12,102
                                                             ------------------ ----------------- ----------------
      Total revenues                                                    32,431            24,067           22,705
                                                             ------------------ ----------------- ----------------

Cost of revenues:
  Software license                                                       1,979             1,541            1,109
  Services                                                              10,582             8,251            6,395
                                                             ------------------ ----------------- ----------------
       Total cost of revenues                                           12,561             9,792            7,504
                                                             ------------------ ----------------- ----------------

                                                             ------------------ ----------------- ----------------
       Gross profit                                                     19,870            14,275           15,201
                                                             ------------------ ----------------- ----------------

Operating expenses:
  Research and development expenses                                      4,498             3,635            3,069
         Less - participation by the Chief Scientist of
        the Government of Israel  (note 11a)                               385               507              359
                                                             ------------------ ----------------- ----------------
  Research and development expenses, net                                 4,113             3,128            2,710
  Selling and marketing expenses                                        10,337            10,124            8,939
  General and administrative expenses                                    3,671             3,138            2,818
                                                             ------------------ ----------------- ----------------
     Total operating expenses                                           18,121            16,390           14,467
                                                             ------------------ ----------------- ----------------
Operating  income (loss)                                                 1,749           (2,115)              734
Interest and other income, net                                             484               122              179
                                                             ------------------ ----------------- ----------------
Net income (loss) before taxes                                           2,233           (1,993)              913
Taxes on income (note 14)                                                   95                 -                -
                                                             ------------------ ----------------- ----------------
Net income (loss)                                                      $ 2,138         $ (1,993)            $ 913
                                                             ------------------ ----------------- ----------------

                                                             ------------------ ----------------- ----------------
Basic net income (loss) per share                                      $  0.08          $ (0.07)           $ 0.03
                                                             ------------------ ----------------- ----------------
Diluted net income (loss) per share                                    $  0.08          $ (0.07)           $ 0.03
                                                             ------------------ ----------------- ----------------
Shares used in computing basic net income (loss) per share          27,767,748        27,514,262       27,202,804
                                                              ------------------ ----------------- ----------------
Shares used in computing diluted net income (loss)  per
share                                                               28,442,887        27,514,262       28,336,450
                                                             ------------------ ----------------- ----------------


The accompanying notes are an integral part of these consolidated financial statements.



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 58



                         CLICKSOFTWARE TECHNOLOGIES LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        (in thousands, except share data)

                               NUMBER OF                  ADDITIONAL
                                ORDINARY      SHARE        PAID-IN         DEFERRED        ACCUMULATED     TREASURY
                                 SHARES       CAPITAL      CAPITAL       COMPENSATION        DEFICIT        SHARES       TOTAL
                             --------------- ---------- --------------- ---------------- ----------------------------- -----------

Balance as of December 31,
2003                             27,080,955     $ 109         $70,276             $  -          (60,729)       $(43)     $ 9,613

Employee options exercised          164,023         -             173                -                 -           -         173
Employee Stock purchase
plan                                 58,181         1             107                -                 -           -         108
Shares issued to IBM                100,000         -               -                -                 -           -           -
Deferred stock
compensation related to
stock option grants to
consultants                               -         -             374            (374)                 -           -           -
Amortization of deferred
compensation(1)                           -         -               -               65                 -           -          65
Net Income                                -         -               -                -               913           -         913
                             --------------- --------- --------------- ---------------- ----------------------------- -----------
Balance as of December 31,
2004                             27,403,159     $ 110         $70,930          $ (309)        $ (59,816)       $(43)    $ 10,872

Employee options exercised          231,548         1             248                -                 -           -         249
Deferred stock
compensation related to
stock option grants to
consultants                               -         -              42             (42)                 -           -           -
Amortization of deferred
compensation(1)                           -         -               -              135                 -           -         135
Net Loss                                  -         -               -                -           (1,993)           -     (1,993)
                             --------------- --------- --------------- ---------------- ----------------------------- -----------
Balance as of December 31,
2005                             27,634,707     $ 111         $71,220          $ (216)        $ (61,809)       $(43)     $ 9,263

Employee options exercised          359,919         2             472                -                 -           -         474
Deferred stock
compensation related to
stock option grants to
consultants                               -         -             513            (513)                 -           -           -
Amortization of deferred
compensation(1)                           -         -               -              666                 -           -         666
Net Income                                -         -               -                -             2,138           -       2,138
                             --------------- --------- --------------- ---------------- ----------------------------- -----------
Balance as of December 31,
2006                             27,994,626     $ 113         $72,205           $ (63)        $ (59,671)       $(43)    $ 12,541
                             --------------- --------- --------------- ---------------- ----------------------------- -----------

(1)      $142,000, $116,000 and $ 56,000 were amortized during 2006 ,2005 and 2004 as deduction from Revenues


The accompanying notes are an integral part of these consolidated financial statements.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 59



                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  (in thousands)
                                                                               YEAR ENDED DECEMBER 31,
                                                                        2006            2005            2004
                                                                        ----            ----            ----


CASH FLOWS FROM OPERATING ACTIVITIES:

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Net income (loss)                                                         $ 2,138       $ (1,993)            $ 913
  Depreciation                                                                438             425              406
  Amortization of deferred compensation                                       666             135               65
  Unrealized loss from investments                                              -               -               58
  Severance pay, net                                                          209              39               76
  Other                                                                       (8)              35               37
  Trade receivables                                                       (2,347)           1,199          (1,955)
  Other receivables                                                           130           (101)            (260)
  Accounts payable and accrued expenses                                     1,021             193              654
  Deferred revenues                                                         3,424           2,062              694
                                                                   --------------- --------------- ----------------
Net cash provided by  operating activities                                  5,671           1,994              688
                                                                   --------------- --------------- ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from realization of (purchase) of investments                    (2,994)           4,422          (3,881)
Proceeds from disposal of equipment                                           452               -                -
Purchases of equipment                                                      (683)           (394)            (587)
                                                                    --------------- --------------- ----------------
Net cash (used in)  provided by investing activities                      (3,225)           4,028          (4,468)
                                                                   --------------- --------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee and ESPP options exercised                                           472             249              281
                                                                   --------------- --------------- ----------------
  Net cash provided by financing activities                                   472             249              281
                                                                   --------------- --------------- ----------------
Increase (decrease) in cash and cash equivalents                            2,918           6,271          (3,499)
Cash and cash equivalents at beginning of year                             10,467           4,196            7,695
                                                                   --------------- --------------- ----------------
 Cash and cash equivalents at end of year                                 $ 13,385        $ 10,467          $ 4,196
                                                                   --------------- --------------- ----------------


Supplemental cash flow information:
Cash paid for interest                                                         $6              $1               $2
                                                                   --------------- --------------- ----------------


The accompanying notes are an integral part of these consolidated financial statements.



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 60

                         CLICKSOFTWARE TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (AS OF DECEMBER 31, 2006 AND 2005 AND
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004)
                            (IN THOUSANDS OF DOLLARS)



NOTE 1 -- GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of end-to-end service optimization software. The ClickSoftware Service Optimization suite consists of ClickSchedule, which enables companies to automate and optimize their service resources; ClickAnalyze, ClickPlan ClickForecast and ClickRoster, which enable corporate decision makers to intelligently analyze past performance, monitor current performance, and effectively plan for future service needs; ClickFix, a diagnostic and trouble-shooting tool; ClickMobile, which empower service personnel by providing real-time information and solutions for service related issues; and ClickLocate (LBS), which enables companies to capture the location information of a field service engineer and/or his or her vehicle and integrate it with ClickSchedule for use in optimized scheduling. ClickSoftware products are used by a wide array of companies, including customers in the telecommunications, utilities, financial services, aerospace, defense, semi-conductor, and home service industries.

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

_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 61

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

When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. If vendor specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exist for the undelivered elements, or until all elements are delivered, whichever is earlier. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 62
considers all arrangements with extended payment terms greater than nine months not to be fixed or determinable. The Company also enters into license arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

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

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income
(loss) per share to the extent such securities are anti-dilutive. The total number of shares excluded from the calculations of diluted net income (loss) per share were 3,610,879, 3,251,562 and 2,917,216 for the years ended December 31, 2006, 2005 and 2004, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current and non-current accounts receivable, accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

Stock-Based Compensation Plans--Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R) requiring that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The principal awards issued under Company stock-based compensation plans, which are described in Note 12, "Stock-Based Compensation Plans" include stock options. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in the Company Consolidated Statement of Operations. The following table summarizes the effects of stock-based compensation resulting from the application of SFAS No. 123 (revised 2004) included in Statement of Operations as follows:



                                                              YEAR ENDED DECEMBER 31,
                                                                  (in thousands)
                                                          2006              2005               2004
                                                          ----              ----               ----

Cost of revenues                                            $ 68              $ -               $ -
Research and development expenses                             61                -                 -
Selling and marketing expenses                                83                -                 -
General and administrative expenses                          301               19                 9
                                                   -------------- ---------------- -----------------
Total                                                      $ 513             $ 19               $ 9
                                                   -------------- ---------------- -----------------


Prior to January 1, 2006, the Company accounted for share-based compensation cost using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations. The Company also followed disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". Under APB No. 25 there was no material compensation cost recognized in the Company Consolidated Statement of Operations for our stock option awards.

The company adopted SFAS No. 123R using the modified prospective method and, accordingly, the Consolidated Statement of Operations for prior years has not been restated to reflect the fair value method of


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 63
recognizing compensation cost relating to stock options. Share-based compensation cost relating to stock options recognized in 2006 is based on the value of the portion of the award that is ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest. The estimate is based on the Company historical rates of forfeiture.

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R in 2006 was $513,000. Compensation cost related to stock options recognized in our Consolidated Statement of Operations in 2006 includes (1) compensation cost for stock option awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (2) compensation cost for stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 in the years prior to the adoption of FAS No. 123R.


                                                                 2005                2004
                                                                 ----                ----
                                                (in thousands, except share and per share amounts)

Net (loss) income
     As reported                                                $(1,993)                  $913
Add - stock based compensation determined under
APB 25                                                                19                     9
Option Acceleration Expense (note 12D)                           (2,018)                     -
Deduct - stock based compensation determined
under SFAS 123                                                   (1,232)                (1,068)
                                                                 -------               -------
Pro-forma                                                       $(5,224)                 $(146)
                                                                --------                ------

Basic net (loss) income per share

     As reported                                                 $(0.07)                 $0.03
     Pro-forma                                                   $(0.19)               $(0.01)

Diluted net (loss) income per share

     As reported                                                 $(0.07)                 $0.03
     Pro-forma                                                   $(0.19)               $(0.01)

Under SFAS 123, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions:(1) expected life of 4.5 years (2005 - 5, 2004 -
5); (2) dividend yield of 0% (3) expected volatility of 96% (2005 - 133%, 2004 - 147% ) and (4) risk-free interest rate of 5.1% (2005 - 4.1%, 2004 - 3.1%).

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

Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" (FIN
48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The company is still assessing the impacts of the adoption of FIN 48.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 64

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the company beginning in the first quarter of fiscal year 2008. The company is currently evaluating the impact that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its financial statements.


NOTE 3 -- CASH AND CASH EQUIVALENTS


                                                                        DECEMBER 31,
                                                                           2006         2005
                                                                           ----         ----
                                                                        (in thousands)

In U.S. Dollars                                                         $11,224      $8,184
In British Pounds                                                       170          295
In Australian Dollars                                                   100          425
In Israeli Shekels                                                      383          186
In Euro                                                                 1,508        1,377
                                                                        ------------ ------------
                                                                         $13,385      $10,467
                                                                        ============ ============

The cash balances bear interest at an average annual rate of 4.5%.


NOTE 4 -- SHORT-TERM INVESTMENTS

                                                                              DECEMBER 31,
                                                                            2006        2005
                                                                            ----        ----
                                                                             (in thousands)
Bank Deposits                                                               $ 5,918      $ 3,111
                                                                         ----------- ------------
                                                                            $ 5,918      $ 3,111
                                                                         =========== ============

The bank deposits bear interest at an average annual rate of 5.0%.


NOTE 5 -- ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                              DECEMBER 31,
                                                                           2006         2005
                                                                           ----         ----
                                                                             (in thousands)

Balance at Beginning of Year                                                   $225         $300
Increase to allowance                                                            48            3
Write-offs                                                                     (19)         (78)
                                                                        ------------ ------------
 Balance at Year end                                                            $254         $225
                                                                        ============ ============



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 65

NOTE 6 -- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                             DECEMBER 31,
                                                                           2006        2005
                                                                           ----        ----
                                                                             (in thousands)
Prepaid expenses                                                              $707         $784
Government participation and other government receivables                       33          200
Employees                                                                       17           12
Other receivables                                                              196           87
                                                                       ----------- ------------
                                                                              $953       $1,083
                                                                       =========== ============


NOTE 7 -- LONG-TERM INVESTMENTS

                                                                             DECEMBER 31,
                                                                           2006        2005
                                                                           ----        ----
                                                                             (in thousands)
Bank Deposits (see also note 11b)                                             $451         $264
                                                                        ----------- ------------
                                                                              $451         $264
                                                                        =========== ============

The bank deposits bear interest at an average annual rate of 5.0%.


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

Severance pay expenses amounted to $603, $352 and $336 for the years ended December 31, 2006, 2005 and 2004, respectively.


NOTE 9 -- PROPERTY AND EQUIPMENT, NET

                                                                             DECEMBER 31,
                                                                           2006        2005
                                                                           ----        ----
                                                                            (in thousands)
Cost
Computers and office equipment                                              $1,590       $2,766
Leasehold improvements                                                          43          559
Motor vehicles                                                                  59          126
                                                                         ----------- ------------
                                                                            $1,692       $3,451
Accumulated Depreciation                                                       888        2,450
                                                                         ----------- ------------
                                                                              $804       $1,001
                                                                        =========== ============

Due to a fire at the Company's Tel-Aviv office in September 2006 the Company disposed of assets at cost of $2.3 million and Accumulated Depreciation of $1.9 million, net amount of $0.4 million which was fully covered by insurance proceeds.


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 66

NOTE 10 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                             DECEMBER 31,
                                                                           2006        2005
                                                                           ----        ----
                                                                            (in thousands)
Suppliers                                                                   $2,539       $2,139
Employee and related expenses                                                2,265        1,398
Government commitment                                                          403          350
Accrued royalties                                                              662          838
Accrued restructuring                                                            -           91
Other                                                                           76          108
                                                                        ----------- ------------
                                                                            $5,945       $4,924
                                                                        =========== ============


NOTE 11 -- COMMITMENTS AND CONTINGENCIES

A: In connection with its research and development, the Company received grants from the State of Israel in the total amount of $8.5 million. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received plus annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2006 of $5.9 million. The total additional contingent liability to pay royalties is $2.6 million. The payment of such additional royalties is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

B: The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2006, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2007 aggregated approximately $0.5 million. The letters of credit are secured by $0.5 million in deposits to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany and Australia, for periods expiring in the years 2007 through 2011. Minimum future rental payments, as of December 31, 2006 are as follows:

                        (in thousands)
                      -------------------
                2007                $695
                2008                 660
           2009-2011                 270
                      -------------------
                                  $1,625
                      ===================


     Rent expense amounted to $685, $579 and $566 for the years ended December 31, 2006, 2005 and 2004, respectively.


From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company's business or consolidated financial condition




_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 67

NOTE 12 -- SHAREHOLDERS' EQUITY


A.       PUBLIC OFFERING

On June 2000, the Company completed an IPO with total net proceeds of $28.2 million.

B.       SHARE CAPITAL

Share capital is comprised of issued and outstanding ordinary shares of NIS 0.02 par value.

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

As of December 31, 2004, 766,691 ordinary shares were issued under the ESPP, and an additional 283,309 ordinary shares are reserved for issuance. During 2004, the Company board of directors resolved to temporarily cease the Company's ESPP program.

D.       EMPLOYEE, DIRECTORS, AND CONSULTANT OPTION PLANS

The Company adopted new option plans in 2000. Under these plans, the Company granted 848,000, 657,000, 886,100, 1,160,840 (including 39,840 shares pursuant to an exchange offer) and 513,500 options at an average exercise price of $1.73, $1.84, $2.47, $2.41 and $1.28 and $1.50 for the years ended December 31, 2006,
2004, 2003 and 2002 respectively.

During the year ended December 31, 2006 the board of directors and Shareholders at the annual meeting approved the grants of options to directors to purchase 153,000 ordinary shares.

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


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 68

During 2003, the board of directors decided to increase the reserve for grants under its umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "ESOP"), by 400,000 options effective January 1, 2004.

During 2005, the board of directors decided to increase the reserve for grants under the ESOP, by 450,000 options effective January 1, 2006.

During 2006, the board of directors decided to increase the reserve for grants under the ESOP, by 1,250,000 options effective January 1, 2007.

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

A summary of the status of the Company's stock option plans as of December 31, 2006 and 2005 and changes during the years then ended are as follows:


                                                                                     WEIGHTED-
                                                    OPTIONS AND                       AVERAGE       WEIGHTED-
                                                      SHARES                         EXERCISE        AVERAGE
                                                   AVAILABLE FOR     OUTSTANDING     PRICE PER     FAIR VALUE
                                                       GRANT         OPTIONS (*)       SHARE       OF OPTION
                                                  ------------------------------------------------------------

Outstanding December 31, 2004                             905,073         3,778,941         2.23
Granted                                                 (657,000)           657,000         1.84     $ 1.60
Forfeited                                                 366,223         (366,223)         3.39
Exercised                                                       -         (230,408)         1.08
                                                   ---------------- ------------------------------
Outstanding December 31, 2005                             614,296         3,839,310         2.12
Increase in option pool                                   450,000                 -            -
Granted                                                 (848,000)           848,000         1.73      $1.30
Forfeited                                                 228,873         (228,873)         3.72
Exercised                                                       -         (359,919)         1.31
                                                  ---------------- ----------------- ------------
Outstanding  December 31, 2006                            445,169         4,098,518         2.02
                                                  ---------------- ----------------- ------------


The following table summarizes information about options outstanding and exercisable as of December 31, 2006:


                                          OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                          ---------------------------------------------------- ----------------------------------
        RANGE OF               NUMBER        WEIGHTED-AVERAGE                       NUMBER        WEIGHTED-AVERAGE
     EXERCISE PRICE        OUTSTANDING AT       REMAINING      WEIGHTED-AVERAGE  OUTSTANDING AT      EXERCISE
           $              DECEMBER 31, 2006  CONTRACTUAL LIFE  EXERCISE PRICE   DECEMBER 31, 2006      PRICE
------------------------- ------------------ ----------------- --------------- ------------------ ---------------
      0.21 - 0.85                   228,942               5.8      $ 0.26                228,566     $ 0.26
      1.21 - 1.95                 3,102,743               6.7      $1.67               2,153,200      $1.66
      2.04 - 3.67                   310,700               6.2      $2.72                 268,700      $2.82
      4.15 - 4.39                   392,533               6.3      $4.26                 392,533      $4.26
      8.00 - 10.00                   63,600               1.1      $8.74                  63,600      $8.74
                           ------------------                                   ------------------
                                  4,098,518                                            3,106,599
                          ==================                                   ==================


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 69

E.       IBM Share and Warrants Grants

At the end of the second quarter of 2004, the Company formalized a strategic alliance with IBM pursuant to which the Company teamed with IBM to resell its workforce optimization solutions. In connection with this strategic alliance, the Company established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. In 2006 the Company continued its cooperation with IBM and is currently negotiating with IBM on the fee structure and scope of the Project Office for 2007. IBM has received certain warrants that are exercisable into ordinary shares of the Company in connection with this arrangement.

The Company accounted for these warrants and options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.1%; volatility rate of 96%; dividend yields of 0% and an expected life of 4.5 years.

Compensation expenses of $666,000 (of which $142,000 were deducted from Revenues) were recognized for the year ended December 31, 2006. Compensation expenses of $135,000 (of which $116,000 were deducted from Revenues) were recognized for the year ended December 31, 2005. Compensation expenses of $65,000 (of which $56,000 were deducted from revenues) were recognized for the year ended December 31, 2004.


NOTE 13 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions. The Company's revenues by geographic area are as follows:


                                                                           YEAR ENDED DECEMBER 31,
                                                                    2006             2005            2004
                                                                    ----             ----            ----
                                                                               (in thousands)

Revenue
United States                                                          $11,010         $ 5,452          $ 5,184
Canada                                                                   1,080           1,025            1,806
United Kingdom                                                           6,168           7,176            5,135
Germany                                                                  4,059           3,478            4,503
Other European countries                                                 4,993           2,158            2,420
Australia                                                                4,699           4,455            3,636
Israel                                                                     305             107               12
Rest of the world                                                          117             216                9
                                                              ----------------- --------------- ----------------
                                                                       $32,431         $24,067          $22,705
                                                              ================= =============== ================

Sales to a single customer exceeding 10% of total sales:

                                                                    2006             2005            2004
                                                                    ----             ----            ----
                                                                     %                %                %
Customer A                                                           12               -                -
Customer B                                                           11               13              11
Customer C                                                           -                11              15
Customer D                                                           -                10               -

Long-lived assets by geographical areas are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                   2006            2005
                                                                                   ----            ----
                                                                                     (in thousands)
Net Property and Equipment
  North America                                                                         $ 164          $ 205
  Europe                                                                                  137            169
  Australia                                                                                35             26
  Israel                                                                                  468            601
                                                                             ----------------- --------------
                                                                                         $804         $1,001
                                                                             ================= ==============



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 70

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

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.


The first investment plan (First plan) benefit period has already expired.

The second investment plan (Second plan) benefit period has already expired.


In 1996, the Company received approval for its second expansion program (Third plan). The commencing year for the third plan is 2000 and the expected expiration year is 2010. Due to the fire mentioned in note 9, a request for updating the investment scope of assets was submitted to the Investment Center.

In 2006, the Company received approval by the amendment to the Investment Law (Fourth plan) as Privileged Enterprise. The commencing year is 2004. The Company did not generate income subject to the provision of the new law. The expected expiration year is 2015. Due to the fire mentioned in note 9, a request for updating the investment scope of assets was submitted to the Israel tax authorities.

In 2007, based on Company investments in property and equipment in the years 2005 and 2006, the Company submitted a request to approve a new plan (Fifth plan) as Privileged Enterprise in accordance with the Amendment to the Investment Law. The requested commencing year is 2006. The expected expiration year is 2017.

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

Income not eligible for "Approved enterprise" benefits mentioned above is taxed at a regular rate of 31% (in 2006). On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 29% for 2007. This amendment states that the


_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 71
corporate tax rate will be further reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company's financial statements.

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

To date, the Company has not had earnings attributable to Approved Enterprise programs.


Tax assessments
---------------

Final tax assessments in Israel have been received up to and including the 2002 tax year.

Deferred taxes
--------------

As of December 31, 2006, net operating loss carryforwards in Israel amounted to approximately $22.5 million, approximately $23.5 million attributable to the U.S. subsidiary, and approximately $7.5 million attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2009 and 2024. The company expects that during the period in which these tax losses are utilized, its income would be substantially tax-exempt. Accordingly there will be no tax benefit available from such losses and no deferred tax assets have been included in these financial statements.

Israel and International components of income profit (loss) before taxes are:

                                                                YEAR ENDED DECEMBER 31,
                                                           2006            2005             2004
                                                           ----            ----             ----
                                                                      (in thousands)
Israel                                                          $ 665       $(1,559)            $90
International                                                   1,568          (434)            823
                                                     ----------------- -------------- --------------
                                                               $2,233       $(1,993)           $913
                                                     ================= ============== ==============




NOTE 15 -- TRANSACTIONS WITH RELATED PARTIES

                                                                         YEAR ENDED DECEMBER 31,
                                                                        2006        2005      2004
                                                                        ----        ----      ----
                                                                             (in thousands)
      Transactions with Nester Ltd.:

      Participation in General and administrative expenses                   $25       $74        $86
      Purchase of Assets                                                       -       $10          -


Nester Ltd. is a company controlled by Dr. Moshe BenBassat.



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 72

ITEM 19.          EXHIBITS


EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION OF DOCUMENT


1  (1)           Articles of Association of  ClickSoftware  Technologies  Ltd.,
                 amended and restated as of May 28, 2003
4.1 (2)          Fourth Amended and Restated Registration Rights Agreement,
                 dated December 15, 1999
4.2 (3)          Form of 2000 Share Option Plan, as amended
4.3 (2)          Form of 2000 Employee Share Purchase Plan
4.4 (2)          Form of 1996 Option Plan
4.5 (2)          Form of 1997 Option Plan
4.6 (2)          Form of 1998 Option Plan
4.7 (2)          Form of 1999 Option Plan
4.8 (2)          Form of 2000 Israeli Plan
4.9 (2)          Form of 2000 Unapproved U.K. Share Scheme
4.10 (2)         Form of 2000 Approved U.K. Share Scheme
4.11 (4)         Employment Agreement between ClickSoftware Technologies Ltd.
                 and Shmuel Arvatz
4.12 (5)         Amended Form of Indemnification Agreement
4.13 (6)         Amended Employment Agreement between ClickSoftware
                 Technologies Ltd. and Moshe BenBassat
4.14 (5)         2003 Israeli Share Option Plan
4.15 (6)         Form of 2000 Unapproved U.K. Share Scheme, as amended
4.16             Form of 2000 U.K. Share Scheme, as amended
4.17 (8)         Employment Agreement between Clicksoftware Technologies Ltd.
                 and Hannan Carmeli
4.18(7)          Teaming  Agreement  between  Clicksoftware  Technologies  Ltd.
                 and IBM United Kingdom Limited,
                 dated July 1, 2004
4.19(9)          First  Amendment to the Teaming  Agreement  between
                 ClickSoftware  Technologies  Ltd. and IBM
                 United Kingdom Limited, dated December 21, 2005.
4.20 (7)         Share  Purchase  Agreement  between  ClickSoftware
                 Technologies  Ltd. and IBM United  Kingdom
                 Limited, dated June 30, 2004
4.21(9)          First Amendment to the Share Purchase  Agreement between
                 ClickSoftware  Technologies Ltd. and
                 IBM United Kingdom Limited, dated December 21, 2005.
4.22 (7)         Warrant  Agreement  between  ClickSoftware  Technologies  Ltd.
                 and IBM United Kingdom Limited,
                 dated June 30, 2004
4.23(9)          First  Amendment to the Warrant  Agreement  between
                 ClickSoftware  Technologies  Ltd. and IBM
                 United Kingdom Limited, dated December 21, 2005
4.24 (8)         Lease Agreement  between  ClickSoftware  Europe Limited and
                 Polycom (United  Kingdom)  Limited
                 related to premises in Slough, the United Kingdom
4.25 (8)         Gross Lease Agreement between  ClickSoftware  Inc.
                 and Corporate Drive Corporation  related to
                 premises in Burlington, Massachusetts
4.26             Summary of Material  Terms of the Lease  Agreement
                 (in  Hebrew) by and between  ClickSoftware
                 Technologies Ltd. and Multiline Services Limited related to premises in Givat Shmuel, Israel
4.27             Second Amendment to Employment  Agreement  between
                 ClickSoftware  Technologies Ltd. and Moshe
                 BenBassat
8.1 (8)          Subsidiaries of the Registrant
12.1             Certification  of the Chief  Executive  Officer
                 pursuant to Rule  13a-14(a) of the Securities
                 Exchange Act of 1934
12.2             Certification  of the Chief  Financial  Officer
                 pursuant to Rule  13a-14(a) of the Securities
                 Exchange act of 1934
13.1             Certification  of the Chief  Executive  Officer
                 pursuant to Rule 13 a-14(b) of the Securities
                 Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 73

13.2 Certification of the Chief Financial Officer pursuant to Rule 13 a-14(b) of the Securities
                 Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1             Consent of Brightman Almagor & Co., a member of Deloitte
                 Touche Tohmatsu

(1) Incorporated by reference to the Registrant's report on Form 10-Q filed with the SEC on August 13, 2003.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1/A (file no. 333-30274), as amended.
(3) Incorporated by reference to the Registrant's definitive proxy statement filed with the SEC on August 6, 2001.
(4) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 24, 2003.
(5) Incorporated by reference to the Registrants definitive proxy statement filed with the SEC on April 30, 2003.
(6) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.
(7) Incorporated by reference to the Registrant's report on Form 10-Q filed with the SEC on August 11, 2004.
(8) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.
(9) Incorporated by reference to the Registrant's annual report on Form 20-F filed with the SEC on April 24, 2006.




_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 74

                                   SIGNATURES



Clicksoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf,


                                               CLICKSOFTWARE TECHNOLOGIES LTD.


                                               By: /s/ Shmuel Arvatz
                                               ------------------------------
                                                  Shmuel Arvatz
                                                  Chief Financial Officer

                                               Date: April 10, 2007





_______________________________________________________________________________
20-F ClickSoftware Technologies Ltd.                                    Page 75