Form 20-F
period 2007-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2008-04-16
CIK 1105841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number:  000 30827

ClickSoftware Technologies Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

2 Rechavam Ze’evi Street
Givat Shmuel, 54017 Israel
(Address of principal executive offices)

Shmuel Arvatz
+972-3-7659-467
2 Rechavam Ze’evi Street
Givat Shmuel, 54017 Israel
(Name, Telephone and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.02	Nasdaq Capital Market

28,510,345 Ordinary Shares, par value NIS 0.02 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes                      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes                      ☒ No

20-F ClickSoftware Technologies Ltd.	Page 1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

☐ Large Accelerated Filer                                ☐ Accelerated Filer                           ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐ If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes                      ☐ No

20-F ClickSoftware Technologies Ltd.	Page 2

20-F ClickSoftware Technologies Ltd.	Page 3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.          Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report.  The selected financial data as of  December 31, 2003, 2004 and 2005 and for each of  the years ended December 31, 2003 and 2004 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

20-F ClickSoftware Technologies Ltd.	Page 4

Consolidated Statement of Operations Data – Year Ended December 31
(in thousands of U.S. dollars, except per share data)

	2007	2006	2005	2004	2003

Revenues	$ 40,019	$ 32,431	$ 24,067	$ 22,705	$ 22,410
Cost of revenues	15,295	12,561	9,792	7,504	7,593
Gross profit	24,724	19,870	14,275	15,201	14,817
Research and Development expenses, net	5,767	4,113	3,128	2,710	1,926
Selling and Marketing expenses	13,203	10,337	10,124	8,939	7,840
General and Administrative expenses	4,399	3,671	3,138	2,818	3,569
Total operating expenses	23,369	18,121	16,390	14,467	13,335
Operating income (loss)	1,355	1,749	(2,115)	734	1,482
Other Income	404	-	-	-	-
Interest income, net	899	484	122	179	259
Net income (loss) before taxes	2,658	2,233	(1,993)	913	1,741
Taxes on income	50	95	-	-	-
Net income (loss)	$ 2,608	$ 2,138	$ (1,993)	$ 913	$ 1,741
Basic net income (loss) per share	$ 0.09	$ 0.08	$ (0.07)	$ 0.03	$ 0.07
Diluted net income (loss) per share	$ 0.09	$ 0.08	$ (0.07)	$ 0.03	$ 0.06
Shares used in computing basic net income (loss) per share	28,254,926	27,767,748	27,514,262	27,202,804	25,847,758
Shares used in computing diluted net income (loss) per share	29,794,261	28,442,887	27,514,262	28,336,450	26,874,351

Consolidated Balance Sheet Data – Year Ended December 31
(in thousands of U.S. dollars, except for shares data)

	2007	2006	2005	2004	2003
Working capital	$ 18,947	$ 14,811	$ 8,824	$ 10,328	$ 8,821
Total assets	35,233	28,972	21,004	20,249	17,455
Long-term liabilities	5,337	4,521	1,786	1,677	1,490
Shareholders’ equity	16,812	12,541	9,263	10,872	9,613
Number of shares outstanding	28,510,345	27,994,626	27,634,707	27,403,159	27,080,955

20-F ClickSoftware Technologies Ltd.	Page 5

3B.          Capitalization and indebtedness

Not applicable.

3C.          Reasons for the offer and use of proceeds

Not applicable.

3D.          Risk factors

In conducting our business, we face many risks that may interfere with our business objectives.  Some of these risks could materially and adversely affect our business, financial condition and results of operations.  In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions.  The risks and uncertainties described below are not the only ones we face.

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

Although we recorded a profit for fiscal years 2007 and 2006, we may not generate sufficient revenues to maintain profitability in the future. To maintain profitability, we must increase our revenues while containing or reducing our expenses. We expect to continue to incur significant sales and marketing and research and development expenses.  Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines.  Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger  impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain profitability, which we may not accomplish.

Our quarterly operating results are subject to significant fluctuations and if we fail to meet the expectations of securities analysts or investors, our share price may decrease.

Our quarterly operating results are subject to significant fluctuations and are difficult to predict.  For example, our operating history shows that a significant percentage of our quarterly revenues is derived from orders placed towards the end of a given quarter.  Frequently, our quarterly revenue performance depends upon a sale of significant size to a single customer.  A delay in the completion of any such sale past the end of a particular quarter could materially and adversely impact our results for that quarter.

Our future quarterly operating results may not meet the expectations of securities analysts or investors, in which case our share price may decrease.  The factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume and timing of customer orders, including a trend toward larger customers generating larger transactions;

•	internal budget constraints and approval processes of our current and prospective clients;

•	the length and unpredictability of our sales cycle;

•	the recognition of a portion of our revenues on a contract accounting basis;

•	increases in operating expenses;

•	the indirect nature of some of our sales efforts through our channel and strategic partners;

•	the mix of revenue generated by product licenses and professional services;

•	the geographic mix of revenue;

20-F ClickSoftware Technologies Ltd.	Page 6

•	announcements or introductions of new products or product enhancements by us or our competitors;

•	price and product competition;

•	consolidation among our customers;

•	changes in prices of and the adoption of different pricing strategies for our products and those of our competitors;

•	timing and amount of sales and marketing expenses;

•	changes in the composition and success of our business and partner relationships;

•	technical difficulties or “bugs” affecting the operation of our software;

•	foreign currency exchange rate fluctuations; and

•	general economic conditions.

Because of the numerous factors that may cause fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

The complexity of accounting regulations and related interpretations and policies, particularly with regard to revenue recognition, could cause us to defer revenue and materially affect our financial results for a given period.

We frequently enter into contracts where, due to revenue recognition criteria, we recognize only a portion of the total revenue under the contract in the quarter in which we enter into the contract. For example, we may recognize revenue on a ratable basis over the life of the contract.  The portion of revenues recognized on a deferred basis may vary significantly in any given quarter, and revenues in any given quarter are a function both of contracts signed in such quarter and contracts signed in prior quarters.  In addition, we may be required to apply project accounting, based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract.  When project accounting is applied, license revenues may be adversely affected by delays in the progress of the implementation. As a result, revenues in any quarter may be difficult to predict and are an unreliable indicator of future performance trends.

Our sales cycle is variable, often long, dependent on factors outside our control and involves investment of significant resources on our part, but may never result in actual sales.

The length of our sales cycle – the period between initial contact with a potential customer and the signing of a license and related agreements - has historically been lengthy and variable, typically lasting from three to nine months. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.  Sales of licenses are subject to a number of risks outside our control, including budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures.  Potential customers consider many factors in evaluating our products, and the length of time a customer devotes to evaluation, contract negotiation and budgeting processes vary significantly from company to company. Historically, a significant portion of our sales in any given quarter occur towards the end of the quarter; if sales forecasted from a specific client for a particular quarter are not realized in that quarter, we are often unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall.   The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial fluctuations in license revenues.  If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.  Moreover, to the extent that significant sales occur earlier than expected, revenue and operating results for subsequent quarters could be materially and adversely affected.

20-F ClickSoftware Technologies Ltd.	Page 7

Our implementation cycle depends on factors outside our control.

Depending on the nature and specific needs of a client, the implementation of our products typically takes six to twelve months.  During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including a client’s budgetary constraints, a client’s internal acceptance reviews, the success and continued internal support of a client’s own development efforts, the nature, size and specific needs of a client, the possibility that a client cancels an order and the level and quality of service provided by third-party implementation and professional services partners.  Delays in the implementation timeline may materially and adversely affect our services revenues.

The general economic outlook may adversely affect the demand for our products.

Our business depends on the overall demand for our products and services and on the economic health of our current and potential customers. To the extent that general economic conditions worsen and information technology spending does not continue to improve or declines from current levels, the demand for our products and services, and therefore our future revenues, could be materially and adversely affected.  In addition, we may not accurately gauge the effect of general economic conditions on our business and, as a result, fail to react to such changing conditions in a timely manner.  Any such adverse impacts caused by changing general economic conditions could materially and adversely affect our business, financial condition and results of operations.

The market may not accept our products and services.

Historically, all of our operating revenue has come from sales of, and services related to, our Service Optimization Suite, which includes ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast and ClickLocate.  We continually aim to improve and enhance our Service Optimization Suite to meet market requirements and our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

We face intense competition, which could make it difficult to compete successfully.

The market for our products is highly competitive and rapidly changing.  Competition may increase in the future as current competitors expand their product offerings and new companies attempt to enter the market.  In addition, smaller competitors have been acquired by large organizations with broader product offerings.  Our industry has witnessed a substantial amount of merger and acquisition activity over the past few years and the trend of consolidation in our industry may affect our ability to remain competitive. Also, some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for service and delivery optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to compete in our market.   Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer.  We may not be able to compete successfully with existing or future competitors, and competitive pressures could materially and adversely affect our business, financial condition and results of operations.

If we fail to expand our relationships with third parties that provide implementation and professional services to our clients, we may be unable to increase our revenues.

In order for us to focus more effectively on our core business of developing and licensing software solutions, we must continue to establish relationships with third parties that provide implementation and professional services to our clients.  Third-party implementation and consulting firms can also be influential in the choice of service optimization applications by new clients.  If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our clients, we may be unable to increase our revenues, which would materially and adversely affect our business, financial condition and results of operations.  Even if we establish relationships with these third parties, we may be unable to attain sufficient focus and resources from the third-

20-F ClickSoftware Technologies Ltd.	Page 8

party providers to meet all of our clients’ needs as a result of the limited resources and capacities of many third-party implementation providers. If sufficient resources are unavailable, we could be required to provide these services internally, which could limit our ability to meet other demands.  Even if we are successful in developing relationships with third-party implementation and professional services providers, we cannot control the level and quality of service provided by these partners.

If we are unable to maintain our relationships with our distributors, value-added resellers and agents, or if our distributors' businesses are adversely affected by developments unrelated to us, our sales could be harmed.

Our marketing strategy includes selling through distributors, value-added resellers and agents, as well as direct selling by our own sales force. For example, the marketing strategy we are employing for our IMRS initiative, which was released in 2007, is based on our cooperation with these partners. We may not be successful extending the terms of our various agreements or establishing similar relationships with these partners if our current agreements are not extended. Changes in our relationships with our distributors, value-added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

Failure to fully develop or maintain key business relationships could limit our ability to sell additional licenses, thereby decreasing our revenues and increasing our sales and marketing costs.

Our success in penetrating our target markets depends in part on our ability to develop and maintain business relationships with software vendors, resellers, systems integrators, distribution partners and customers.  For example, we depend on certain suppliers for the development, supply and support of third-party software components that are integrated into our solutions. If we fail to continue developing these relationships, our growth could be limited.  We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time.  We have entered into agreements with third parties relating to the integration of our products with their product offerings, distribution, reselling and consulting.  We currently derive revenues from these agreements but may not be able to continue to do so in the future. In addition, if any of our software vendors cease production, cease operations or fail to make timely delivery of orders, we may not be able to meet our delivery obligations to our customers, and may lose revenues and harm our customer relationships. Furthermore, our growth may be limited if prospective clients do not accept the solutions offered by our strategic partners.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel.  The services of our senior management team and key personnel would be difficult to replace and the loss of any of these employees could harm our business significantly.  Although we have employment agreements with our executive officers that generally require 60 to 90 days notification prior to departure, our relationships with these officers and key employees are at will and can be terminated by either party without cause.  The loss of any of our key personnel could harm our ability to execute our business strategy and remain competitive.

If we fail to expand our professional services organization, we may not be able to service current or additional clients.

We may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.  Competition for these employees can be intense, especially in a number of our key markets and locations. Clients that license our software typically engage our professional services organization to assist with the installation and operation of our software applications.  Our professional services organization also provides assistance to our clients related to the maintenance, management and expansion of their software systems.  Future growth in licenses of our software will depend in part on our ability to continue providing clients with these services.  In addition, we will be required to expand our professional services organization to enable us to continue to support our existing installed base of customers.  The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical skills and understanding of our products and technology. If we are unable to maintain and expand our professional services organization, our ability to support our service

20-F ClickSoftware Technologies Ltd.	Page 9

business would be limited.  In addition, a lack of professional services resources on implementations of current customers would result in delays in the recognition of revenues under contract accounting.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such alternatives would require significant investments of management time and attention. Mergers with or acquisitions of companies involve a number of risks, including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. For example, any technology or rights acquired by us might not be incorporated successfully into products we introduce or market, and such products may not achieve market acceptance. Also, if we consummate one or more acquisitions in which the consideration consists of ordinary shares, current shareholders would suffer dilution of their interests in us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources and materially and adversely affect our business, financial condition or results of operations.

Our market may experience rapid technological changes that could cause our products to fail or require us to redesign our products, which would result in increased research and development expenses.

Our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements.  If we fail to anticipate or respond adequately to technology developments and client requirements, or if our product development or introduction is delayed, our business will suffer.  Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards.  The actual or anticipated introduction of new products has resulted and will continue to result in some reformulation of our product offerings.  Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products.  As a result, the life cycles of our products are difficult to estimate.  We must respond to developments rapidly and continue to make substantial product development investments.  As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future that could impair our revenue and operating results.  Our business, financial condition and results of operations will be materially and adversely affected if we fail to enhance our product functionality to meet our current and future customer needs.

Our revenues depend on a small number of products, and our results may be vulnerable to unexpected shifts in demand.

ClickSchedule accounted for the majority of our license revenues in each of the years ended December 31, 2007, 2006 and 2005 and we expect that this will be the case in future periods.  Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues.   A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

Our products could be susceptible to errors or defects or contain inaccurate data from third-party vendors.

Complex software products, such as ours, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released.  In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems.  Despite internal testing, testing by current and potential clients and the history of use by our installed base of customers, our current and future products may contain as yet undetected defects or errors.  Any such defects or errors could result in adverse customer reaction, negative publicity and damage to our reputation, diversion of resources, increased service and maintenance costs, loss of market demand, loss of market share, loss of potential new customers, lost revenues, liability or a delay in market acceptance of these products, any of which could have a material adverse effect on our business, financial condition and results of operations.

The performance of our products also depends, in part, upon the accuracy and continued availability of third-party data.  We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products.  If these parties do not provide accurate information, or if we

20-F ClickSoftware Technologies Ltd.	Page 10

are unable to maintain our relationships with them, our reputation and competitive position could suffer and we could be unable to develop or enhance our products as required.

Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited.

Our success and ability to compete substantially depend upon our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements.  However, we may not be able to adequately protect our intellectual property rights, which may significantly harm our business.  Specifically, we may not be able to protect our trademarks for our company name and our product names, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology.  Policing unauthorized use of our products and technology is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States, and the steps we have taken may not prevent infringement or misappropriation of our intellectual property rights.

Our end-user licenses are designed to prohibit unauthorized use, copying or disclosure of our software and technology in the United States, Israel and other foreign countries.  However, these provisions may be unenforceable under the laws of some jurisdictions.  Unauthorized third parties may be able to copy some portions of our products, reverse engineer or obtain and use information and technology that we regard as proprietary.  Third parties could also independently develop competing technology or design around our technology.  If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market.  Our means of protecting our intellectual property rights may not be adequate and competing companies may independently develop similar technology.  In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

Our increased reliance on our channel and strategic partners may increase the likelihood of the infringement of our intellectual property.  As we deepen our ties with our channel and strategic partners, the number of people who are exposed to and interact with our software and other intellectual property will increase.  Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy some portions of our products or otherwise obtain and use information and technology that we regard as proprietary.  Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology.  If we are unable to successfully detect and prevent infringement and/or to enforce our rights to our technology, our business, financial condition and results of operations could be materially and adversely affected.

Our technology and other intellectual property may be subject to infringement claims.

Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues.  We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could cause us to make changes in our business or materially and adversely affect our business, financial condition and results of operations.

Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology.  Any claims, with or without merit, could:

•	be time-consuming to defend;

•	result in costly litigation;

•	divert management’s attention and resources; or

•	cause product shipment and installation delays.

Further, if an infringement or ownership claim is successfully brought against us, we may have to pay significant damages or royalties, enter into a licensing agreement, and/or stop selling the product or using the

20-F ClickSoftware Technologies Ltd.	Page 11

technology at issue.  Any such royalty or licensing agreements may not be available on commercially reasonable terms, if at all.

We also indemnify some of our customers against claims that our products infringe the intellectual property rights of others.  We have only conducted a partial search for existing patents and other intellectual property registrations, and our products may infringe issued patents.  In addition, because most patent applications are not publicly disclosed until some time after the application is filed, applications may have been filed that relate to our products. If a successful claim was made against us and we failed to commercially develop or license a substitute technology, our business, financial condition and results of operations could be materially and adversely affected.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2007, our five largest customers together accounted for approximately 42% of our revenues. If for any reason, our relationships with key customers are terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction of our key customer relationships would be intensified if we were unable to increase sales to other customers to offset this termination or reduction.

Our business may become increasingly susceptible to numerous risks associated with international operations.

We derive a substantial portion of our revenues and maintain significant portions of our operations outside the United States.  Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia and Japan, and our executive officers and other key employees are dispersed throughout the world.  This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors.  In addition, our international operations are generally subject to a number of risks, including but not limited to:

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	expenses associated with customizing products for foreign countries;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivable; and

•	political and economic instability.

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

We are exposed to movements in foreign currency exchange rates since we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales in Europe and Israel that were not U.S. dollar-denominated. For example, in 2007 our operating expenses increased, in part, due to exchange rate fluctuations. Weakness in the U.S. dollar compared to foreign currencies has significantly increased the cost of our European- and Israel-based operations in recent periods. We continue to expand our operations in Europe, and revenue recognized in British pounds and Euro is expected to continue to increase. We also expect our operations in Asia to increase, particularly since we opened an office in Japan in 2007.  In 2007, 65% of our expenses and 45% of our revenues were incurred in

20-F ClickSoftware Technologies Ltd.	Page 12

non-U.S. dollar currencies.  We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2007, 33% of our expenses were incurred in NIS.  We also incurred expenses in Australian dollars and Japanese yen.  Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations.  In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time, we may be unable to adequately protect ourselves against these risks.

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel.  Although substantially all of our sales are to customers located outside of Israel, political, economic and military conditions in Israel could nevertheless materially and adversely affect our business, financial condition and results of operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel.  Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution.  Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence.  In addition, during 2006 there occurred an outbreak of open hostilities along Israel’s northern border with Lebanon, and there have recently been hostilities, although to a lesser extent, in the Gaza Strip.  To date, these matters have not had any material effect on our business and results of operations, but they may do so in the future.

Certain of our employees in our office in Israel are required to serve in the Israel Defense Forces and this could force them to be absent from our business for extended periods.

Certain of our employees in our office in Israel are currently obligated to perform up to 36-45 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time.  The loss or extended absence of any of our key personnel due to these requirements could harm our business.

Our need for additional financing is uncertain, as is our ability to obtain further financing if required.

Our ability to maintain profitability using our currently available balance of cash, cash equivalents and available credit will depend on our ability to maintain or increase our revenues while continuing to control our expenses.  If we are not successful in doing so, particularly given the uncertainties regarding future information technology spending by our current and prospective customers, we may need to raise additional capital to finance our operations and may not be able to sell additional equity or debt securities.  If we are able to issue equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of our ordinary shares, and the terms of these securities could impose restrictions on our operations.  The sale of additional equity or convertible debt securities would result in additional dilution to the stock holdings of our shareholders.  Additionally, prior to the issuance of additional equity or convertible debt securities to entities outside of Israel, we will need to obtain approval from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “Chief Scientist”) and we may not be able to obtain this consent in the future.

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

20-F ClickSoftware Technologies Ltd.	Page 13

resources to comply with evolving corporate governance and public disclosure standards may result in increased general and administrative expenses and a diversion of management time and attention to compliance activities.

The tax benefits we expect to receive from the Government of Israel may be delayed, reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted “Approved Enterprise” status to two of our existing capital investment programs and “Privileged Enterprise” status to two other investment programs.  Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income from these programs.  We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits in the near future.  Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced.  The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria.  If we fail to comply with these conditions and criteria, the tax benefits we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest.  From time to time, the Government of Israel has discussed reducing or limiting the benefits.  We cannot assess whether these benefits will be available in the future at their current levels, or at all.

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

Our Chief Executive Officer owns a significant percentage of our ordinary shares and could significantly influence the outcome of actions.

As of March 31, 2008, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat beneficially owned approximately 18% of our outstanding ordinary shares. Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors or a change of control of our company, which could have a material adverse effect on our stock price.  These actions may be taken even if our other investors oppose them.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.  In addition, any merger or acquisition of us will require the prior consent of the Chief Scientist.  Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders.  In addition, our articles of association provide for a staggered board of directors.  Any of these provisions may make it more difficult to acquire us.  Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

The government programs in which we currently participate and tax benefits we currently receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

We receive grants from the Government of Israel through the Chief Scientist for the financing of a  portion of our research and development expenditures in Israel, and we may apply for additional grants in the future.  We may not continue to receive grants at the same rate or at all.  The Chief Scientist’s budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future.  The percentage of

20-F ClickSoftware Technologies Ltd.	Page 14

our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable.  In 2007, 3% of our research and development expenditures were financed using grants from the Chief Scientist, compared to 9% and 16% of our research and development expenditures in 2006 and 2005, respectively.  In connection with research and development grants received from the Chief Scientist, we must make royalty payments to the Chief Scientist on the revenues derived from the sale of products, technologies and services developed with the grants from the Chief Scientist.  From time to time, the Government of Israel changes the rate of royalties we must pay, so we are unable to accurately predict this rate.  In addition, our ability to manufacture products or transfer technology outside Israel without the approval of the Chief Scientist is restricted under law.  Any manufacture of products or transfer of technology outside Israel will also require us to pay increased royalties to the Chief Scientist up to 300%.  We currently conduct all of our manufacturing activities in Israel and intend to continue doing so in the foreseeable future and therefore do not believe there will be any increase in the amount of royalties we pay to the Chief Scientist.  Currently, the Chief Scientist does not consider the licensing of our software in the ordinary course of business a transfer of technology and we do not intend to transfer any technology outside of Israel.  Consequently, we do not anticipate having to pay increased royalties to the Chief Scientist for the foreseeable future.  In connection with our grant applications, we have made representations and covenants to the Chief Scientist regarding our research and development activities in Israel.  The funding from the Chief Scientist is subject to the accuracy of these representations and covenants.  If we fail to comply with any of these conditions, we could be required to refund payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter.

Future sales of our ordinary shares could depress the market price for our ordinary shares.

As of December 31, 2007, we had 28,510,345 ordinary shares outstanding (net of 39,000 shares held in treasury).  In addition, as of December 31, 2007, we had 4,035,975 ordinary shares issuable upon exercise of outstanding options and warrants, and 1,363,993 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan.  If we or our existing shareholders sell a large number of our ordinary shares, the price of our ordinary shares could fall dramatically.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of the fair market value of our assets, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes.  Passive income includes dividends, interest, royalties, rents annuities and the excess of gains over losses from the disposition of assets, which produce passive income.  For purposes of the asset test, cash is considered to be an asset that produces passive income.  As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences.  Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of such shares. If we were to be treated as a PFIC, our shareholders will be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions” including any gain on the sale of ordinary shares.  In order to avoid this tax consequence, they (1) may be permitted to make a “qualified electing fund” election (however we do not currently intend to take the action necessary for our shareholders to make a “qualified electing fund” election, in which case, in lieu of such treatment they would be required to include in their taxable income certain undistributed amounts of our income) or (2) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares.  Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our ordinary shares.

20-F ClickSoftware Technologies Ltd.	Page 15

Our stock price could be volatile and could decline substantially.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been and continue to be particularly highly volatile.  The price at which our ordinary shares trade could be volatile and could decline substantially due to factors such as:

•	our inability to meet guidance or forward-looking information, if provided;

•	variations between our actual results and the expectations of investors or published reports or analyses regarding our business;

•	announcements of technological innovations;

•	announcements relating to strategic relationships;

•	conditions affecting the software industry;

•	trends related to the fluctuations of stock prices of companies such as ours;

•	sales of our ordinary shares by existing shareholders;

•	announcements by us or others affecting our business, systems or expansion plans; and

•	general conditions and trends in technology industries.

ITEM 4.	INFORMATION ON THE COMPANY

4A.          History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Israeli Companies Law – 1999 (Companies Law).  From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems.  Thereafter, we transformed our business model to provide workforce and service management products and solutions. Our principal executive offices are located at 2 Rechavam Ze’evi Street, Givat Shmuel 54017, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 140, Burlington, MA.

Our capital expenditures for fiscal years 2007, 2006, and 2005 amounted to $1.2 million, $0.7 million, and $0.4 million, respectively. These expenditures were primarily for hardware and software in our offices.  Our capital expenditures for 2007 and 2006 included investments of $0.7 million and $0.4 million, respectively, following a fire in our offices in Israel in 2006.   Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4B.          Business overview

We are a leading provider of workforce and service management software products and solutions. Our products and solutions incorporate best business practices, key business functions of field service operations, and sophisticated decision-making algorithms that enable our clients to more efficiently manage their field service operations in a scalable, integrated manner.

Our end-to-end service chain optimization suite of products is designed to increase service revenue and customer responsiveness while reducing costs. Our Service Optimization suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.

We have developed our service chain optimization solutions through years of experience in a variety of service operations. The result is a highly advanced technology with the flexibility to model and accommodate varying business types and processes. The ease with which it can be integrated with leading customer

20-F ClickSoftware Technologies Ltd.	Page 16

relationship management (CRM) and enterprise resource planning (ERP) solutions, often with standard interface adaptors, enables our customers to accelerate the deployment of the solution.

A service operation is ultimately measured by its performance at the day of service. Our products are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed. Our products are able to perform a number of tasks, including generating the appointment time for a customer, assigning the job to the right technician, designing the optimal route for the technician to minimize travel, and monitoring progress during the day.

A typical day starts with the morning schedule that contains the assignments for all the work orders of the day. As the day develops, emergencies may arise, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges, primarily minimizing the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. Integrating real-time updates from the technician’s mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

The maturity of mobile devices and GPS technology offer unique opportunities to continually optimize service delivery execution. We believe that handheld data communication devices and GPS location reports should be used far beyond their traditional role of data transmission to and from the field.  These tools can be used for real-time decision-making in order to increase productivity and customer responsiveness. For instance, our products and solutions enable a concept known as “drip feed” management by which, initially, every technician receives only the first two tasks of the day. Upon completing the first task, the technician confirms task completion and a new task is assigned. This technique contributes to improved priority management, travel minimization and customer responsiveness. Similarly, with a GPS reporting system, the dispatcher need not ask technicians where they are located since he or she knows at all times where every technician is located, generating additional efficiencies by improved customer-technician assignments.

Our solutions constantly monitor the incoming list of new tasks at all levels of frequency in full synchronization with the delivery status of the existing tasks and the availability of technicians and spare parts in order to maximize productivity and output while complying with promised delivery dates and other business rules.

While other service management applications, such as CRM, Asset Management, or Inventory Management, manage primarily data processing aspects, we believe our products drive automatic and semi-automatic decision-making processes. We believe our solutions have become the backbone of daily operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

The decision-making support our products offer does not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been decided down to the name of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. Prior to staffing the shifts for a given week or month, we first ensure that a given individual will be available to work on particular days, taking into account parameters such as vacation and training. Hiring options at this stage are fairly limited. This stage is for "master" planning, also known as tactical resource planning.

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

For each of these stages, a key input is demand forecasting by job type and territories at the time granularity is required for that stage. The above sequence, together with the daily service delivery decisions, establishes the essence of the service chain decision making, a concept pioneered by our staff in the 1990s, and for which a U.S. patent was awarded (see “Intellectual Property” below).

20-F ClickSoftware Technologies Ltd.	Page 17

Service Optimization Solutions Suite:

Our Service Optimization solutions suite includes:

ClickSchedule optimizes service scheduling and routing for improving workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard eXtensible Markup Language (XML) interfaces are designed to improve integration with enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of the years ended December 31, 2007, 2006 and 2005.

ClickAnalyze provides reporting, monitoring and service business analytics for workforce performance measurement and strategic decision support. ClickAnalyze enables drill-down analysis of key performance indicators, including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization suite, ClickAnalyze provides executive level summaries as well as operational detailed reporting and analysis by territory, job type, time frame and other criteria.

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

ClickFix provides intelligent diagnostics and problem resolution for reducing service costs. ClickFix enables faster resolution of customer issues at multiple levels of service contact, from the call center to the field. Based on an intelligent engine that utilizes specific knowledge about our customers’ equipment, ClickFix diagnoses and resolves problems independent of the user’s skills, experience and knowledge. Accessibility via the internet empowers customers to resolve problems themselves at any time of day, and often without a service resource, requiring fewer onsite visits.

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

ClickLocate (LBS) captures the location information of a field service engineer and/or his or her vehicle obtained via GPS or other technology and integrates it with ClickSchedule for use in optimized scheduling. LBS then enables service organizations to improve their service operations by allowing them to make decisions and take actions based on location information including, near real-time engineer locations. In effect, LBS enables service managers to “see” the current location of the entire mobile workforce at one time.

ClickRoster provides interactive and automated workforce shift planning based on forecasted workload, planning decisions, working contracts, rules and regulations and engineer preferences.

Service Optimization Suite combines each of the solutions described above into a synergetic combination of capabilities aimed at addressing the requirements of various roles and functions within service organizations. The Service Optimization Suite aims to create additional value by coordinating these roles and functions to realize efficiency gains and reduce costs.

Installation, Maintenance and Repair Services (IMRS), released in 2007, is a pre-configured package that has been tailored to the needs of small and mid-sized companies. IMRS encompasses order management, optimized scheduling and operational reports and is based on our Service Optimization Suite and best practices that we have gained from our extensive experience with small and medium-sized customers in the home appliance, computer and office equipment, industrial equipment and other industries. IMRS was designed and configured specifically to meet the needs of installation, maintenance and repair services.  IMRS

20-F ClickSoftware Technologies Ltd.	Page 18

features pre-configured scheduling and reporting that reduces the expense, time and effort typically required to custom-design and program schedules and reports. In addition, the ready-to-use reports provide insight about service operations and streamline decision-making on the part of both service management and dispatchers.

ClickSoftware for Water Utilities, released in 2006, is a vertical offering that draws on our depth of experience in serving water utility customers around the world. This “out-of-the-box” solution is preconfigured with industry practices and is designed to minimize the time, cost and risk associated with optimization technology implementations.

Each of our services engagements follows a structured implementation methodology which has proven successful in dozens of customer implementations.  This methodology includes the following phases:  planning, requirements gathering, design, delivery, training, testing, go-live and transition to worldwide support organization.  Each phase requires the cooperation of and contributions from the customer in order to ensure a successful delivery.

Customers

We sell our products to a broad base of customers representing a variety of industries with unique needs, including telecommunications, utilities and energy and high-technology service providers, as well as the markets listed below. During 2007, our five largest customers accounted for approximately 42% of our sales. See Item 3D – Risk factors “If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.”

Principal Markets

Our service optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, aerospace & defense, and home services. Our largest vertical market traditionally has been the telecommunications market. However, in recent years, we have seen strong demand in other markets, particularly the utility market which has benefited from deregulation and modernization trends and became our largest vertical market in 2007.  Our solutions are designed to deliver improvements in:

•	field workforce productivity

•	responsiveness to customers

•	quality of service delivered

•	profitability of the service operation

•	reduction in missed customer commitments.

See Item 5 – Operating and Financial Review and Prospects – for a breakdown of revenues by geographic market.

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

We typically direct our sales and marketing efforts to the client’s executive officers, including the vice president of customer service, the chief information officer, the chief financial officer and other senior executives responsible for improving customer service at our clients' organizations. In order to effectively promote product awareness, we engage in marketing activities in a wide variety of areas, including public

20-F ClickSoftware Technologies Ltd.	Page 19

relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, newsletters and advertising creation and placement, direct mailings and trade shows.

Our alliances organization supports joint marketing activities with our business partners. Our business relationships with large ERP and CRM vendors, such as SAP A.G., enable us to use our partners' market presence and sales channels to create additional revenue opportunities. Our strategy is based on having approved certified adaptors that enable rapid integration and implementation of our products into certain ERP and CRM systems.

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

We have also established relationships with large System Integrator (SI) organizations, such as Accenture Ltd. and International Business Machines Corporation (IBM). These partners have committed various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying their professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies.

At the end of the second quarter of 2004, we formalized a strategic alliance with IBM pursuant to which we teamed with IBM to resell our workforce optimization solutions.  In connection with this strategic alliance, we established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship.  The terms of renewal of the Project Office are currently under review by IBM and us.

We recently achieved “Gold Certified Partner” status with Microsoft Corporation and have created a new sales channel to build our relationship with Microsoft Corporation resellers for Dynamics AX and Dynamics CRM as the primary “route-to-market” for IMRS.

We continue to value our relationships with our other channel partners, and believe that these relationships will continue to be key contributors to our growth.

In the second half of 2007, we formed the Channel Partner Program and the Channel Sales Team to complement the efforts of our existing reseller programs in growing a system of channels around our current strategic partners that ultimately aims to expand our presence in the mid-market.

We initiated the Channel Partner Program to create a value proposition for our partner community which will positively affect their business practices, increase their opportunity landscape and expand their footprint in the mobility and service optimization arena.  The Channel Partner Program provides a framework for recruiting, training and enabling channel partners to become more self sufficient in their mission to promote solution integration activities combining ClickSoftware’s offerings. The Channel Partner Program’s seven-step recruiting process provides a guideline to the partners for the selection of the sales targets and ensures that the most qualified partners enter the program.

The objective of the Channel Sales Team is to execute the Channel Sales Program in order to penetrate the mobility and service optimization mid-market.   The Channel Sales Team recruits, enables, trains and certifies channel partners to sell and implement ClickSoftware’s new products for the mid–market, starting with the IMRS package.  The Channel Sales Team also promotes Channel Partner Program sales and manages the opportunity pipeline.

20-F ClickSoftware Technologies Ltd.	Page 20

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market.  Recent acquisitions and consolidations in our field may also increase competitive pressures.   Smaller competitors have been acquired by large organizations with broader product offerings. See Item 3D – Risk factors – “We face intense competition, which could make it difficult to compete successfully.”

The principal competitive factors in the service optimization industry are:

•	the technological capabilities and performance of the solution;
•	installed base, domain expertise and experience with large-scale implementations; and
•	the acceptance and adaptability of the service optimization solution to the solution offerings of large SIs and CRM/ERP vendors, and the ability to form marketing alliances with the foregoing.

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

Our current and potential competitors include:

•	Vendors specializing in service optimization, including, but not limited to, ServicePower Technologies plc.;

•
Software application vendors that offer field force management solutions with certain optimization modules as part of their overall offerings, including, but not limited to, Viryanet Ltd., Ventyx  and Trimble Navigation Ltd./@Road Division;

•	In the low-end market, traditional ERP and CRM software application vendors, such as Oracle; and

•	Systems integrators and internal information technology departments that may elect to develop a solution in-house.

Intellectual Property

We believe that the improvement of our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued two patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services.  We own a similar patent in Israel. We also have three patent applications pending. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

We own U.S. trademark registrations for the marks CLICKSOFTWARE, AITEST, CLICKSCHEDULE, CLICKANALYZE, CLICKFIX, CLICKFORECAST, CLICKMOBILE and CLICKPLAN, and have filed applications for registration of the marks W6 and W-6. In the European Community, we own trademark registrations for CLICKFIX, CLICKSCHEDULE, CLICKANALYZE, CLICKFORECAST, and CLICKPLAN, and have filed an application of registration of the mark CLICKMOBILE.  We own a U.K. trademark for CLICKSOFTWARE. In Israel, we have filed applications for registration of the marks CLICKMOBILE, CLICKSOFTWARE, W6 and W-6.

We rely on a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in our products. Although we rely on a combination of ways of protecting our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position than intellectual property protection. Others may develop technologies that are

20-F ClickSoftware Technologies Ltd.	Page 21

similar or superior to our technology. See Item 3D – Risk factors – “Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited” and “Competition”.

We generally enter into non-disclosure agreements with our customers, partners, employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information. Also, our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other foreign countries.

Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlap. See Item 3D – Risk factors – “Our technology and other intellectual property may be subject to infringement claims”.

Regulation

Our business is also affected by government regulations.  For example, in 2007, 3% percent of our research and development expenditures were financed with grants from the Chief Scientist, compared to 9% and 16% of our research and development expenditures in 2006 and 2005, respectively. We may not continue to receive grants at the same rate or at all.  The Chief Scientist’s budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable.  See Item 3D – Risk factors – “The government programs in which we currently participate and tax benefits we currently receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.”

4C.          Organizational structure

Our directly and indirectly held principal operating wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty Limited (Australia)
•	ClickSoftware Japan KK (Japan).

4D.          Property, plants and equipment

We have a lease for approximately 8,800 square feet of office space in Burlington, Massachusetts that expires in September 2009 and is used for sales, marketing and implementation activities for the North American market. We also have a lease for approximately 27,000 square feet of office space in Givat Shmuel, Israel which is used for management, marketing, sales, research and development.  This lease expires in January 2009. We signed a lease for approximately 33,000 square feet of office space in Petach Tikva, Israel to which we will move upon the expiration of the lease of the office space in Givat Shmuel. We intend to use the additional office space provided by the new property to accommodate our expected future growth.

Our U.K. subsidiary currently operates from a leased facility of approximately 5,300 square feet in Burnham, near London, which is used for sales, marketing and implementation activities for the European market. We also lease additional smaller offices in various sites throughout Europe and Asia. We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 22

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services.

Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and our indirect distribution channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended. (See note 2 of the notes to our consolidated financial statements attached hereto).

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

Our revenues grew by 23% in 2007 representing growth in North America and Europe and in all line items. Our growth was primarily attributable to our ability to attract large customers and our further expansion into new vertical markets.

We became profitable in the second quarter of 2006 and have maintained profitability since then. During 2007, we generated $4.9 million in positive cash-flow from operations.

As of December 31, 2007, our cash and cash-equivalents, and short and long-term investments increased to $24.7 million from $19.8 million as of December 31, 2006.

Our reporting currency is the U.S. dollar.  A significant portion of our research and development expenses and other expenses are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euro and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates, which are influenced by various global economic factors.  In 2007, the U.S. dollar weakened significantly against each of the British pound, Euro, Australian dollar and New Israeli Shekel resulting in increases in our expenses in absolute U.S. dollar terms. These increases were partially offset by revenues we received in British pounds, Euro or Australian dollars.

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

20-F ClickSoftware Technologies Ltd.	Page 23

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

We generally do not grant a right-of-return to our customers and generally provide a warranty period for three months at no extra charge. As of December 31, 2007 and 2006, the provision for warranty cost is immaterial.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred, to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The measurement and disclosure requirements are effective for us beginning in the first

20-F ClickSoftware Technologies Ltd.	Page 24

quarter of fiscal year 2008. We do not expect that the adoption of SFAS No. 157 will have a significant impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008. We do not expect that the adoption of SFAS No. 159 will have a significant impact on our financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. We do not expect that the adoption of EITF 07-3 will have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement” (“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning November 1, 2009. The provisions of SFAS 141(R) will only impact us if we are a party to a business combination after the pronouncement has been adopted. We do not expect that the adoption of SFAS 160 will have a significant impact on our financial statements.

5A.          Results of operations

Our operating results for each of the five years ended December 31, 2007, 2006, 2005, 2004 and 2003 expressed as a percentage of revenues are as follows:

20-F ClickSoftware Technologies Ltd.	Page 25

	YEAR ENDED DECEMBER 31,
	2007	2006	2005	2004	2003
Revenues:
Software license	39%	37%	34%	47%	47%
Services	61%	63%	66%	53%	53%
Total Revenues	100	100	100	100	100
Cost of Revenues:
Software license	6	6	6	5	4
Services	32	33	34	28	30
Total cost of revenues	38	39	40	33	34
Gross Profit	62	61	60	67	66
Operating Expenses:
Research and Development expenses, net	14	13	13	12	8
Selling and Marketing expenses	33	32	42	39	35
General and Administrative expenses	11	11	13	13	16
Total Operating Expenses	58	56	68	64	59
Operating Income (Loss)	4	5	(8)	3	7
Other income	1	-	-	-	-
Interest, net	2	2	0	1	1
Net Income (Loss) before taxes	7	7	(8)	4	8
Taxes on Income	0	0	-	-	-
Net Income (Loss)	7%	7%	(8%)	4%	8%

Revenues

	Revenue Breakdown
	2007	% Change	2006	% Change	2005
	(In thousands)

Revenues:
Software license	$ 15,602	28%	$ 12,145	47%	$ 8,235
Percentage of total revenues	39%		37%		34%
Services	24,417	20%	20,286	28%	15,832
Percentage of total revenues	61%		63%		66%
Total Revenues	$ 40,019	23%	$ 32,431	35%	$ 24,067

Revenues increased 23% to $40.0 million in 2007, compared with $32.4 million in 2006, and $24.1 million in 2005.  Our growth in 2007 was due to strong demand for our products and services, particularly in the United States and in the U.S. utility market, repeat orders from existing customers and expansion into new vertical markets.  Revenues in 2006 increased by 35% compared to 2005 due to strong revenues in North America and our expansion into new industry vertical markets.

20-F ClickSoftware Technologies Ltd.	Page 26

Revenues By Territory
	2007	% Revenues	2006	% Revenues	2005	% Revenues
	(In thousands)

Revenues:
North America	$17,766	44%	$12,155	37%	$6,477	27%
Europe	17,499	44%	14,606	45%	12,706	53%
Israel	131	0%	305	1%	107	0%
Asia Pacific	4,623	12%	5,365	17%	4,777	20%
Total Revenues	$40,019	100%	$32,431	100%	$24,067	100%

In 2007, 44% of our revenues were generated in Europe (with 21% in the United Kingdom, 9% in Germany), 44% in North America (with 40% in the United States), and 12% in Asia Pacific. Revenues in North America grew by $5.6 million, or 46%, compared to 2006.  The increase in revenues in North America was attributed to the following factors:  (a) a recovery in the overall economic climate in the United States, (b) the deregulation of, and a stronger emphasis on efficiency and profitability in, the utilities market, and (c) our emphasis on new vertical markets, including the retail sector.

In 2006, 45% of our revenues were generated in Europe (with 19% in the United Kingdom, 13% in Germany), 37% in North America (with 34% in the United States), and 18% in Asia Pacific and Israel.  Revenues in North America nearly doubled compared to 2005.  The increase in revenues in North America was attributed to the following factors:  (a) a recovery in the overall economic climate in the United States, (b) the deregulation of, and a stronger emphasis on efficiency and profitability in, the utilities market, and (c) our emphasis on new vertical markets, including the retail sector.   Specifically, at the end of 2005 and during 2006, we signed significant contracts with utilities in North America.

In 2005, 53% of our revenues were generated in Europe (with 30% in the United Kingdom, 14% in Germany), 27% in North America (with 23% in the United States), and 20% in Asia Pacific. The slight increase in the percentage of revenues from the Asia Pacific in 2005 was due to increased sales of our products to new and existing customers.

Software Licenses

As reflected in the table entitled “Revenue Breakdown” above, software license revenues were $15.6 million or 39% of revenues in 2007, compared with $12.1 million or 37% of revenues in 2006, and $8.2 million or 34% of revenues in 2005. The increase in software license revenues from 2006 to 2007 by $3.5 million or 28% was primarily due to our ability to attract and implement large-scale projects, particularly in North America and repeat orders from existing customers. The increase in software license revenues from 2005 to 2006 by $3.9 million or 47% was primarily due to our ability to attract and implement large-scale projects, particularly in North America.

Services

Service revenues in 2007 were $24.4 million or 61% of revenues, compared with $20.3 million or 63% of revenues in 2006, and $15.8 million or 66% of revenues in 2005. The increase in service revenues from 2006 to 2007 was primarily due to increased implementation services and an increase in post-contract support agreements. The increase in service revenues from 2005 to 2006 was primarily due to increased implementation services and an increase in post-contract support agreements.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale, royalties payments to the Chief Scientist and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalties payments to the Chief Scientist.

20-F ClickSoftware Technologies Ltd.	Page 27

Cost of revenues was $15.3 million or 38% of gross revenues in 2007, compared with $12.6 million or 39% of revenues in 2006, and $9.8 million or 40% of revenues in 2005. The increase in the cost of revenues from 2006 to 2007 was primarily due to higher costs associated with meeting increased demand for our software and services. The increase in the cost of revenues from 2005 to 2006 was primarily due to higher costs associated with meeting increased demand for our software and services.

Cost of Software Licenses

Cost of software license revenues were $2.4 million or 6% of revenues in 2007, compared with $2.0 million or 6% of revenues in 2006, and $1.5 million or 6% of revenues in 2005. The increase in cost of software license revenues from 2006 to 2007 was primarily due to an increase in revenues from third-party licenses and adaptors to other ERP and CRM systems sold during these years, resulting in higher third-party costs, and an increase in royalties paid to the Chief Scientist with respect to all license revenues. The increase in cost of software license revenues from 2005 to 2006 was primarily due to an increase in revenues from third-party licenses and adaptors to other ERP and CRM systems sold during these years, resulting in higher third-party costs, and an increase in royalties paid to the Chief Scientist with respect to all license revenues.

Cost of Services

Cost of service revenues were $12.9 million or 32% of revenues in 2007, compared with $10.6 million or 33% of revenues in 2006, and $8.3 million or 34% of revenues in 2005. The increase in the cost of services from 2006 to 2007 by $2.4 million or 22% was primarily due to increased demand for our services.  As a result, there was an increase in our related payroll expenses by $1.8 million, an increase in royalties paid to the Chief Scientist by $0.2 million and an increase of $0.4 million in other costs, mainly overhead. The increase in the cost of services from 2005 to 2006 by $2.3 million or 28% was primarily due to increased demand for our services.  As a result, we increased our related payroll expenses by $1.8 million, and increased our use of third-party contractors by $0.2 million.  In addition, there was an increase in royalties paid to the Chief Scientist.

Gross Profit

Gross profit was $24.7 million or 62% of revenues in 2007, compared with $19.9 million, or 61% of revenues, in 2006, and $14.3 million, or 60% of revenues, in 2005. The increase in gross margins from 2006 to 2007 by $4.9 million or 24% was primarily due to a change in the revenue mix in favor of higher–margin software license revenues. The increase in gross margins from 2005 to 2006 by $5.6 million or 39% was primarily due to higher margins generated from software license revenues and a change in the revenue mix in favor of higher–margin software license revenues.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses, and general and administrative expenses.

Total operating expenses were $23.4 million or 58% of revenues in 2007, compared with $18.1 million or 56% of revenues in 2006, and $16.4 million or 68% of revenues in 2005.

The increase in operating expenses from 2006 to 2007 by $5.2 million or 29% was across all categories and reflects increases in our selling and marketing activities, research and development activities and general and administrative expenses. The increase in operating expenses, mainly in research and development expenses and in sales and marketing expenses, reflects our efforts to maintain our competitive advantage in the market and capture additional market share.   We expect that operating expenses will continue to grow in 2008.    The increase in operating expenses from 2005 to 2006 by $1.7 million or 11% reflects an increase in our research and development activities and an increase in general and administrative expenses.

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

20-F ClickSoftware Technologies Ltd.	Page 28

material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $5.8 million or 14% of revenues in 2007, compared with $4.1 million or 13% of revenues in 2006, and $3.1 million or 13% of revenues in 2005. Research and development expenses, prior to participation grants from the Chief Scientist, totaled $5.9 million for the year ended December 31, 2007, compared with $4.5 million for the year ended December 31, 2006, and $3.6 million for the year ended December 31, 2005. We received or accrued grants from the Chief Scientist in the amount of $0.2 million in 2007, compared with $0.4 million in 2006, and $0.5 million in 2005. The increase in research and development expenses from 2006 to 2007 by $1.7 million, or 40%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.6 million in payroll, a decrease of $0.2 million in grants received from the Office of the Chief Scientist, an increase of $0.3 million in subcontractors costs and an increase of $0.6 million in other costs, mainly overhead. The increase in payroll reflects the hiring of additional engineers required to improve and expand our product offering.  The increase in research and development expenses from 2005 to 2006 by $1.0 million, or 31%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.7 million in payroll, a decrease of $0.1 million in grants received from the Office of the Chief Scientist and an increase of $0.2 million in other costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $13.2 million or 33% of revenues in 2007, compared with $10.3 million or 32% of revenues in 2006, and $10.1 million or 42% of revenues in 2005. The increase in the selling and marketing expenses from 2006 to 2007 by $2.9 million or 28% was due to an increase in the number of employees resulting in an increase of $1.7 million in payroll expenses, an increase in our selling and marketing activities by $1.1 million and an increase in amortization of stock-based compensation by $0.1 million.  These increases reflect the hiring of additional direct-sales employees, costs relating to the formation of our Japan office, additional investment in channel activities and additional direct marketing activities, such as trade shows and other customer events.  The increase in the selling and marketing expenses from 2005 to 2006 by $0.2 million or 2% was due to an increase in payroll expenses. The reduction in selling and marketing expenses as a percentage of revenues from 2005 to 2006 is a result of our achievement of efficiencies and economies of scale.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $4.4 million or 11% of revenues in 2007, compared with $3.7 million or 11% of revenues in 2006, and $3.1 million or 13% of revenues in 2005. General and administrative expenses were $4.4 million in 2007, $3.7 million in 2006, and $3.1 million in 2005. The increase of $0.7 million in general and administrative expenses from 2006 to 2007 was primarily due to an increase in payroll expenses of $0.2 million, an increase of $0.4 million in other general and administrative expenses and an increase in amortization of stock-based compensation by $0.1 million. The increase of $0.6 million in general and administrative expenses from 2005 to 2006 was primarily due to an increase in payroll expenses of $0.4 million, a decrease of $0.1 million in other general and administrative expenses and an increase in amortization of stock-based compensation by $0.3 million.

Stock-Based Compensation

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R.

20-F ClickSoftware Technologies Ltd.	Page 29

Interest, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also include the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.9 million or 2% of revenues in 2007, compared with $0.5 million or 2% of revenues in 2006, and $0.1 million in 2005. The increase in interest income from 2006 to 2007 was attributable to a combination of an increase in our cash and investments and improved returns on our investments. The increase in interest income from 2005 to 2006 was attributable to a combination of an increase in our cash and investments and improved returns on our investments.

Other Income

In September 2006, our Tel Aviv office was damaged by fire. In October 2006, we moved to our new location in Givat Shmuel, Israel.  The majority of losses we suffered in the fire were covered by our insurance policies and we believe that there was no material impact on our operations or financial performance. Other income of $0.4 million in 2007 was attributable to funds received from our insurance company in connection with our claim.

Income Taxes

Our future consolidated tax expense is expected to reflect various statutory tax rates from the United Kingdom, United States, Belgium, Australia Japan and Germany, as further discussed below. Furthermore, future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2007, net operating loss carry forwards in Israel amounted to approximately $23.9 million compared with $22.4 million in 2006. Additional tax loss carry forwards of approximately $21.8 million and $7.2 million remain attributable to our U.S. subsidiary and the European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2011 through 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Net Income (Loss)

Net income for 2007 was $2.6 million or 7% of revenues, compared with a net income of $2.1 million or 7% of revenues in 2006, and net loss of $2.0 million or 8% of revenues in 2005.

5B.          Liquidity and capital resources

Our cash and investments increased by $5.0 million or 25% to $24.7 million as of December 31, 2007, compared with $19.8 million as of December 31, 2006, which was an increase of  $5.9 million or 43%, compared with $13.8 million as of December 31, 2005. Our primary sources of cash and investments, net, during 2007 were cash flows of $4.9 million generated from operations and $0.9 million from exercises of employee stock options. Our primary sources of cash and investments, net, during 2006 were cash flows of $5.7 million generated from operations and $0.5 million from exercises of employee stock options.

As of December 31, 2007, we had cash and cash equivalents of approximately $9.1 million, short-term investments of approximately $15.0 million and long-term investments of approximately $0.6 million. As of December 31, 2007, approximately $0.6 million in long-term investments had been deposited with banks to secure letters of credit totaling approximately $0.6 million, which are described below. Our cash, short-term investments and long-term investments are invested or deposited primarily in low–risk and predominantly U.S dollar denominated investments and bank deposits.

20-F ClickSoftware Technologies Ltd.	Page 30

	Cash and Investments December 31,
	2007	% Change	2006	% Change	2005
	(In thousands)

Cash and cash equivalents	$ 9,054		$13,385		$10,467
Short-term investments	15,054		5,918		3,111
Long-term investments	602		451		264
Total Cash and investments	$24,710	25%	$19,754	43%	$13,842

For the year ended December 31, 2007, net cash provided by operations was $4.9 million, comprising of net income of $2.6 million, an increase in trade receivables of $0.4 million, an increase in other receivables of $0.5 million, an increase in accounts payable of $1.3 million, and an increase in deferred revenues of $0.3 million, which was partially offset by non-cash charges of $1.6 million.

For the year ended December 31, 2006, net cash provided by operations was $5.7 million, comprising of net income of $2.1 million, an increase in trade receivables of $2.3 million, a decrease in other receivables of $0.1 million, an increase in accounts payable of $1.0 million, and an increase in deferred revenues of $3.4 million, which was partially offset by non-cash charges of $1.4 million. Cash-flows generated from operations in 2006 were positively influenced by the prepayment of long-term support fees by one of our customers in the amount of $2.5 million.

For the year ended December 31, 2005, net cash provided by operations was $2.0 million, comprising of net loss of $2.0 million, a decrease in trade receivables of $1.2 million, an increase in other receivables of $0.1 million, an increase in accounts payable of $0.2 million, and an increase in deferred revenues of $2.1 million, which was partially offset by non-cash charges of $0.6 million.

In September 2006, our Tel Aviv office was damaged by fire. In October 2006, we moved to our new location in Givat Shmuel, Israel.  The majority of losses we suffered in the fire were covered by our insurance policies and we believe that there was no material impact on our operations or financial performance. We finalized our claim with our insurance company during 2007. In total, we received $1.2 million from our insurance policy of which $0.8 million was booked as proceeds from disposal of equipment and the remainder was booked as an offset of extra expenses incurred by us.

Net cash used in investment activities was $10.1 million in 2007, consisting of $9.3 million invested primarily in deposits, $0.4 million provided by insurance company proceeds for disposal of equipment and $1.2 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements. Net cash used in investment activities was $3.2 million in 2006, consisting of $3.0 million invested primarily in deposits, $0.5 million provided by disposal of equipment and $0.7 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements. Net cash provided by investment activities was $4 million in 2005, consisting of $4.4 million generated primarily from bank deposits and $0.4 million used for leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

Net cash provided by financing activities was $0.9 million in 2007, as a result of the employee options exercises. Net cash provided by financing activities was $0.5 million in 2006, as a result of the employee options exercises. Net cash provided by financing activities was $0.2 million in 2005, as a result of the employee options exercises.

As of December 31, 2007, we had outstanding trade receivables of approximately $6.9 million, which represented approximately 17% of 2007 total revenues. As of December 31, 2006, we had outstanding trade receivables of approximately $6.5 million, which represented approximately 20% of 2006 total revenues. As of December 31, 2005, we had outstanding trade receivables of approximately $4.1 million, which represented approximately 17% of 2005 total revenues. Our trade receivables are typically between 30 and 60 days, although we also negotiate longer payment plans with some of our clients. Days sales outstanding (“DSO”), calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date,

20-F ClickSoftware Technologies Ltd.	Page 31

decreased to 59 DSO as of December 31, 2007, compared with 62 DSO as of December 31, 2006, and 63 DSO as of December 31, 2005.

Since inception, we have received aggregate payments from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade in the amount of $8.7 million related to research and development. In return for the Government of Israel participation, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2007, we had paid or accrued royalties related to the results of research and development in the amount of $7.3 million. The estimated current net commitment is approximately $1.4 million. The refund of the grant is contingent on future sales, and we have no obligation to refund these grants, if sufficient sales are not generated.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and investments in computers, office equipment and office fixtures. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and investments in computers, office equipment and office fixtures.  Although we recorded a profit for fiscal years 2007 and 2006, we may not generate sufficient revenues to maintain profitability in the future. Our ability to maintain profitability using our currently available balance of cash, cash equivalents and available credit will depend on our ability to maintain or increase our revenues while continuing to control our expenses.  If we are not successful in doing so, we will be required to seek new, external sources of financing, which may not be available to us on favorable terms, or at all. See Item 3D – Risk factors “We may not be able to maintain profitability” and “Our need for additional financing is uncertain, as is our ability to obtain further financing if required.”

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

Our future research and development strategies will concentrate on strengthening our product offerings in decision support, forecasting, capacity and shift planning and monitoring and schedule optimization; continuing to enhance the technology and scalability of our products; continuing to improve our mobile and location-based capabilities; and continuing the development of offerings for specific vertical industries.  We invested $5.8 million in 2007, $4.1 million in 2006 and $3.1 million in 2005 for research and development.

5D.          Trend information

We operate in the rapidly evolving market for service workforce optimization; a market that continues to be characterized by strong demand.  For example, field service spending remained strong in 2007 and Gartner, an information technology research and advisory company, expects IT budgeted spending on mobile workforce management to more than triple by 2009.  According to Gartner, the percentage of field service workers in North America and Europe using mobile applications will grow from less than 10% in 2005 to more than 30% in 2010.  With our service optimization suite and our mobile and location-based services, we believe we are well-positioned to benefit from these trends.

Large system integrators are building practices around the service optimization market, another positive indication of the traction in this market.  Our strategy is to continue to increase marketing efforts through our channels and large system integrators.  We intend to expand our marketing and implementation capacity through these third parties and to generate sales by taking advantage of the market presence of these third parties.  Companies in the mid-market are also seeking cost-effective solutions to improve productivity and customer satisfaction.  Our IMRS initiative, which was launched in 2007, is an attempt to address this demand.

20-F ClickSoftware Technologies Ltd.	Page 32

In 2007, the proportion of our revenues attributable to services decreased, while the proportion of license revenues increased. We believe we will continue to win contracts from new and repeat customers involving large implementation efforts due to our attractive product offering and position in the market. As of December 31, 2007, we had a backlog level and deferred revenues of approximately $20.5 million, compared to $15.4 million in 2006.  We expect license and services revenues to continue to grow in absolute terms in 2008 and that the ratio of licenses revenues to services revenues will be similar to or slightly greater than the ratio in 2007.

We have continued to see strong demand in the utility market as a result of deregulation and modernization trends. Our other vertical markets show healthy growth as well. We believe that this trend will continue. We see positive trends in our North American and European markets. In addition, we see potential in developing countries, such as China and India, and we have approached these markets mainly through partnering channels. In 2007, we opened an office in Japan in an effort to penetrate the Japanese market.

As in previous years, we believe that our performance in 2008 will primarily depend on our ability to continue attracting customers and implementing service optimization solutions. Within the current sentiment of global economic weakness, we will continue to monitor economic conditions, the markets and our industry.  Should a recession occur, IT spending in the affected markets could decline, thus affecting demand for our products. However, we believe that we have a relatively low exposure to a potential recession since our business is spread over several territories worldwide, our products help our customers streamline their operations and cut costs and one of our primary markets (utilities) is typically less volatile than other markets.

In 2007, approximately 45% of our revenues and 65% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affects our reported earnings in U.S. dollars. In 2007, the U.S. dollar weakened significantly against each of the British pound, Euro, Australian dollar and New Israeli Shekel resulting in increases in our expenses in absolute U.S. dollar terms.  For example, in 2007, our operating expenses increased in part due to exchange rate fluctuations. Weakness in the U.S. dollar compared to foreign currencies has significantly increased the cost of our European and Israel-based operations in recent periods. In 2008, the New Israeli Shekel continues to strengthen against the U.S. dollar.  If this trend continues, our operating expenses may continue to increase significantly.

This trend information discussion is subject to risks and uncertainties. See Item 5.G. “Special Note Regarding Forward-Looking Statements.”

5E.           Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist and the performance bonds to certain customers as discussed in Item 5B above and Item 5F below, we do not have any off-balance sheet arrangements.

5F.           Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2007:

Commercial Commitments	Total Amounts Committed (in thousands)	Amount of Commitment Expiration Per Period (in thousands)
		2009
Guarantees/Letters of Credit	$602	602

20-F ClickSoftware Technologies Ltd.	Page 33

Contractual Obligations	Payments Due By Period (in thousands)
	Total	2008	2009-2010	2011-2012	Later years
Lease Obligations	$5,197	$852	$1,891	$1,712	$742

We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements and future performance on certain contracts. As of December 31, 2007, contingent liabilities on outstanding letter of credit agreements aggregated approximately $0.6 million.  We do expect to renew most of these letters of credit. The letters of credit are secured by $0.6 million in deposits to cover potential payments under the guarantees.

As permitted under Israeli law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer’s or director’s lifetime.  We have director and officer insurance coverage that may limit our exposure and may enable us to recover a portion of any future amounts paid.  In addition to the insurance coverage, we have agreed to indemnify our directors in an amount not to exceed $20 million, for all persons and all events to be indemnified, for certain events and occurrences while the director is, or was serving, at our request in such capacity in accordance with the Indemnification Agreements entered into with the directors, which are substantially in the form of the Amended Form of Indemnification Agreement filed as Exhibit 4.12 to this annual report.

5G.          Safe Harbor

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act)) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management, including statements related to products, markets, and future results of operations and profitability, and may include implied statements concerning market acceptance of our products, and our growing leadership role in the marketplace. In addition, when used in this annual report, the words “likely,” “will,” “suggests,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan, “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this annual report with respect to future events, the outcome of which are subject to certain risks that may have a significant impact on our business, operating results or financial condition, including the risk factors described in Item 3D – Risk factors. Investors are cautioned that our forward-looking statements are inherently uncertain. Should one or more of the risks that we describe in this annual report or other uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

20-F ClickSoftware Technologies Ltd.	Page 34

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	60	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	45	Executive Vice President and Chief Financial Officer
Hannan Carmeli	49	Chief Operating Officer

DR. MOSHE BENBASSAT co-founded ClickSoftware in 1979 and has served as our Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to January 1999, Dr. BenBassat also served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

SHMUEL ARVATZ has served as our Executive Vice President and Chief Financial Officer since 2002. Prior to joining ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. From June 1999 to February 2001, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd., a telecommunications equipment provider which was acquired by ADC Telecom Inc. in 1998). Mr. Arvatz holds a Bachelor of Arts degree in Accounting and Economics from Bar-Ilan University in Tel Aviv, Israel and is a Certified Public Accountant in Israel.

HANNAN CARMELI has served as our Chief Operating Officer since 2006.  Previously, he had served as our Executive Vice President of Sales & Professional Services since August 2004. Prior to this position, he managed our Professional Services organizations worldwide since 2001. From August 1996 to December 2000, Mr. Carmeli held various executive roles, including General Manager of the ClickFix Division as well as Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held R&D and field positions with various software vendors ranging from software development through product management and sales management. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute of Technology in Haifa, Israel and a Master of Science degree in Computer Science from Boston University.

Executive officers serve at the discretion of our board of directors. The employment of each of our executive officers is at will and may be terminated at any time, with or without cause, subject to contractual notice provisions. There are no family relationships between any of our members of executive management and our directors.

20-F ClickSoftware Technologies Ltd.	Page 35

Directors

Our Articles of Association currently provide for a board of directors of not less than two members nor more than eleven members. We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
James W. Thanos, Class I	59	2010	X		X
Roni A. Einav, Class II	63	2008	X			X
Gil Weiser, Class II	66	2008	X	X	X
Moshe BenBassat, Class III	60	2009
Israel Borovich, external director	66	2010	X	X	X
Naomi Atsmon, external director	55	2009	X	X		X
Dan Falk, external director (1)	63	2009	X	X		X

(1) “Financial Expert” as required by the Companies Law and NASDAQ requirements with respect to membership on the Audit Committee.   See item 16A below.

JAMES THANOS has served as a director since 2000.  Mr. Thanos served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc., an e-commerce software company from October 1999 to June 2002. From March 1998 to October 1999, Mr. Thanos served as BroadVision’s Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide Sales at Aurum Software, a sales force automation company. Mr. Thanos is a member of the board of directors of SupportSoft, Selectica and Corticon.  Mr. Thanos holds a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

RONI EINAV has served as a director since 2000.  Mr. Einav is the founder and General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures. From 1983 to 1999, Mr. Einav served as Chairman of New Dimension Software, Ltd., a systems software company he had founded, which was subsequently acquired by BMC Software. Mr. Einav serves on the board of directors of Advantec, XciTel, Eurekify, Xenia, Impactia, M-Photo, Ivivo and Gimao.  Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada Ltd., M-Photo, Ivivo, Impactia, Axxana, Eurekify, XciTel, CeDimension, ComDa, Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since 2003. Mr. Weiser has been active in the high tech environment for the past 30 years, with experience ranging from design engineering to management of international companies, as well as community and public activities, from serving the Shevach/Mofet High School to chairing the Haifa University Executive Board. Mr. Weiser is currently the Chief Executive Officer of Orsus Solutions Ltd., an Israeli high-tech company, and is Chairman or a member of the board of directors of the following companies: Fundtech, a software company; BBP, a subsidiary of Fundtech; and Carmel, a company connected with Haifa University. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange from 2002 to 2004.  In 2002, Mr. Weiser served as Acting Vice Chairman for ORAMA, an international investment banking group.  From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communication company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center, heading the multi-national forum, and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics/Computers from the University of Minnesota in Minneapolis.

20-F ClickSoftware Technologies Ltd.	Page 36

DR. ISRAEL BOROVICH has served as a director since 1997 and as an external director according to the Israeli Companies Law since 2001.  From 1988 to 2004, Dr. Borovich served as President and Chief Executive Officer of Arkia Israeli Airlines Ltd. and Knafaim-Arkia Holdings Ltd., an investment management company.  Dr. Borovich serves as Chairman of El Al Israel Airlines Ltd. and Ayalon Highways (Israel) Ltd.  Dr. Borovich also serves as a director and Deputy Chairman of Knafaim Holdings, Ltd., an investment management company. Dr. Borovich previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds Bachelor of Science and Master of Science degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

NAOMI ATSMON has served as a director since 2003.  Ms. Atsmon was employed by Amdocs Ltd., a customer care and billing software company, from 1986 through 2002. From 1997 until 2002, Ms. Atsmon served as a Division President at Amdocs Ltd., managing large scale billing projects for telephone companies in North America and Europe, with overall responsibility for the profit and loss statement of the division. From 1994 until 1997, Ms. Atsmon served as a Vice President at Amdocs Ltd. From 1991 until 1994, she was a director for Amdocs Ltd. in charge of software development and customer relations with one of the largest telephone companies in the United States. Prior to joining Amdocs Ltd., Ms. Atsmon was a project manager at Bank Hapoalim, in charge of a large financial project for the bank controller. From 1976 to 1981, Ms.Atsmon was a system analyst with Agrexco Ltd. Ms. Atsmon also serves as a board member of Jacada Ltd., a software provider. Ms. Atsmon holds a Bachelor of Science degree in Management & Industrial Engineering from the Technion Institute, and studied business administration at Tel-Aviv University.

DAN FALK has served as a director since 2003.  Mr. Falk served as the Chairman of Atara Technology Ventures Ltd., an Israeli company engaged in investment in advanced technology enterprises from 2000 to 2003. He is also a member of the boards of directors of Orbotech Ltd., Nice Systems Ltd., Orad Ltd., Plastopil Ltd., Dmatek Ltd., Nova Measuring Systems Ltd., Attunity Ltd., Jacada Ltd., Ormat Technology, Inc. (publicly traded on NYSE), Poalim Ventures I, AVT Ltd. and Amiad Filtration Systems Ltd. From July 1999 to November 2000, Mr. Falk served as President and Chief Operating Officer of Sapiens International Corporation N.V., a company engaged in the development of software solutions for large-scale, cross-platform systems. Mr. Falk was Executive Vice President of Orbotech Ltd., a high technology company, from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. From October 1992 until June 1994, Mr. Falk was Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk was Director of Finance and Chief Financial Officer of Orbot Systems, predecessor of Orbotech Ltd., from 1985 until 1992. Mr. Falk received a Master of Business Administration degree in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

6B.          Compensation

The aggregate compensation paid to all our directors and officers during 2007 was approximately $1.3 million in salaries, directors’ fees, and bonuses.  In addition, we granted 185,000 options to our officers and directors at an average exercise price of $4.01 per share.  Options expire seven to ten years after the date of the grant.

The employment agreements of the executive officers provide that the employment relationship is “at-will” and may be terminated at any time by either us or the executive. The agreements provide that in the event the executive resigns his employment or the executive is terminated by us without cause, the executive will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination for Dr. BenBassat and three months of base salary as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they will receive bonuses based on achieving company goals on revenues and operating profit, and based on achieving personal goals.  The goals for our Chief Executive Officer are determined on an annual basis by the Compensation Committee, and the goals for our executive officers are set by the Chief Executive Officer.

20-F ClickSoftware Technologies Ltd.	Page 37

6C.          Board practices

We are subject to the provisions of the Companies Law, which requires, in part, that at least two External Directors (as such term is defined in the Companies Law) serve on our board of directors.   A person may not qualify as an External Director if he/she, or his/her relative, partner, employer or any entity under his/her control has or had at any time during the previous two years, any “affiliation” with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity.  In addition, no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his/her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a member of the board of directors or employee of the company or provide professional services to the company for compensation.

External Directors must be elected by the shareholders. The term of an External Director is three years and may generally be extended, subject to shareholder approval, for additional terms of three years. All External Directors must serve on the company’s audit committee and at least one External Director must serve on any other committee maintained by the company’s board of directors.

There are no service contracts between us or any of our subsidiaries and our directors in their capacity as directors providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees.

We have entered into indemnification agreements with our directors and senior management in an attempt to ensure continued service in an effective manner.  The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.  See Section 5F.

Audit Committee

The audit committee consists of Ms. Atsmon, Dr. Borovich, Mr. Falk and Mr. Weiser, each of whom is “independent,” as such term is defined under Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers. Our board of directors has determined that Mr. Falk also qualifies as a “financial expert” within the meaning of SEC and Nasdaq rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our company and our subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. Functions of the audit committee include:

•	to assist our board of directors to oversee our accounting and financial policies, internal controls, and financial reporting practices;

•	to maintain and facilitate communication between our board of directors and our financial management and our auditors;

•	through, among other things, consultation with our internal and external auditors, to detect irregularities in the management of our business and our internal controls procedures;

•	to communicate on a regular basis with our outside auditors and review their operation and remuneration; and

•	to decide whether to approve acts or related-party transactions involving directors, executive officers, controlling shareholders and third parties.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee’s responsibilities.

20-F ClickSoftware Technologies Ltd.	Page 38

Compensation Committee

Our compensation committee consists of Mr. Thanos, Mr. Weiser, and Mr. Borovich, and meets as necessary several times per year regarding employee compensation matters. Functions of the compensation committee include:

•	To discharge the responsibilities of the board of directors relating to compensation of executive officers.

•	To establish a compensation structure which allows us to attract and retain executive officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Einav, Ms. Atsmon, and Mr. Falk, and meets as necessary regarding the selection and nomination of qualified candidates for election to the board of directors. Functions of the corporate governance and nominating committee include:

•	Reviewing board structure, composition, and practices, and making recommendations on these matters to the board.

•	Overseeing and monitoring our compliance with legal and regulatory requirements, except as compliance relates to financial statements or accounting matters (which is the duty of the audit committee).

6D.          Employees

At December 31, 2007, we employed 220 full time employees.  Of these employees, 123 were based in our facilities in Israel, 43 in the United States, 18 in Asia Pacific and 36 in Europe. The following is a detailed breakdown of persons employed by main category of activity:

	YEAR ENDED DECEMBER 31,
Department	2007	2006	2005
Services	79	79	70
Research & Development	52	45	46
Sales and Marketing	57	41	40
General and Administrative	32	29	24
Total	220	194	180

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) ("Bargaining Agreements") apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses amounted to $700,000 in 2007, $603,000 in 2006, and $352,000 in 2005. These increases were largely attributable to exchange rate translations.  We obtain and maintain for all of our employees pension funds or manager's insurance as required by the above Bargaining Agreements.

20-F ClickSoftware Technologies Ltd.	Page 39

We maintain non-competition agreements with our employees which prohibit them, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

6E.           Share ownership

As of March 31, 2008, each of the individuals listed in Item 6A beneficially owned less than 1% of our ordinary shares, with the exception of Dr. Moshe BenBassat, who owned 3,967,579 shares (or 14% of our outstanding shares) and 1,232,559 options.

The following table summarizes information about the options owned by Dr. Moshe BenBassat that were outstanding and exercisable as of March 31, 2008:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 31, 2008	EXPIRATION DATE
1.3	250,000	2013
1.83-1.95	953,392	2009-2013
4.43	29,167	2014
	1,232,559

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

Our umbrella stock option plan was adopted in 2000.  During 2003, the board of directors increased the reserve for grants under the umbrella option plan, the Amended and Restated 2000 Share Option Plan (the “ESOP”), by 400,000 options effective January 1, 2004. During 2005, the board of directors increased the reserve for grants under ESOP, by 450,000 options effective January 1, 2006.  During 2006, the board of directors ratified an automatic increase of the reserve for grants under the ESOP by 1,250,000 effective January 1, 2007.  During 2007, the board of directors ratified an automatic increase of the reserve for grants under the ESOP by 1,250,000 effective January 1, 2008. In 2001 we adopted the 2000 Approved U.K. Share Scheme for our employees in the United Kingdom and in 2003 we adopted the 2003 Israeli Share Option Plan for our employees in Israel, both of which are pursuant to the ESOP.  We adopted an Employee Stock Purchase Plan (ESPP) in 2000, details of which are set forth in Note 12(C) of the financial statements.

Options generally have a term of between seven and ten years. Earlier termination may occur if the employee’s employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by Nasdaq on the date prior to the date of grant for stock options.

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

20-F ClickSoftware Technologies Ltd.	Page 40

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major shareholders

The following table sets forth, as of March 31, 2008, the total number of ordinary shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Dr. Moshe BenBassat (1)	5,200,138	17.5%
Austin W. Marxe and David M. Greenhouse (2)	2,047,627	7.2%
G. Nicholas Farwell (3)	2,968,900	10.4%
Officers and directors as a group (4) (9 persons)	6,054,285	20.5%

(1)
Includes, in addition to the ordinary shares held by Dr. BenBassat (i) 1,232,559 options for ordinary shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.

(2)
As reported on Amendment No. 3 to the Schedule 13G filed with the SEC on February 13, 2008 in a joint filing by Austin W. Marxe and David M. Greenhouse.  Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)	As reported on schedule 13G filed with the SEC on February 12, 2008 by G. Nicholas Farwell.

(4)
Includes (i) 2,063,334 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.  Does not include 317,958 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2004		2007
		%		%
Total shares	27,403,159		28,510,345

G. Nicholas Farwell	3,008,100	11.0%	2,968,900	10.4%
Austin W. Marxe and David M. Greenhouse	2,503,095	9.1%	2,047,627	7.2%

Our major shareholders do not have different voting rights from each other or other shareholders.

20-F ClickSoftware Technologies Ltd.	Page 41

7B.          Related party transactions

During the past three years, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time.

The following table sets forth information with respect to transactions between us and Plataine Ltd. (formerly known as Nester Ltd.), a company controlled by Dr. Moshe BenBassat:

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
	(in thousands)

Amounts received by us from Plataine for general and administrative expenses:	$16	$25	$74
Amounts received by Plataine from us for the purchase of office equipment:	-	-	$10

7C.          Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.          Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales in 2007 were $39.9 million or 99.8% of revenues, compared with $32.1 million or 99.1% of revenues in 2006, and $24.0 million, or 99.6 % of revenues in 2005.

Dividends

We currently intend to retain earnings, if any, for use in our business. We have never declared or paid cash dividends and have no intention to pay any cash dividends on our capital stock in the foreseeable future.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these pending legal proceeding will have significant effects on our financial position and profitability.

8B.          Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2007.

20-F ClickSoftware Technologies Ltd.	Page 42

ITEM 9.	THE OFFER AND LISTING

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

	High	Low
Annual Information	($)	($)
2003	4.95	0.12
2004	5.28	1.20
2005	2.89	1.28
2006	3.56	1.40
2007	6.84	2.91
Quarterly Information
First quarter 2006	2.00	1.40
Second quarter 2006	1.79	1.54
Third quarter 2006	2.51	1.64
Fourth quarter 2006	3.56	2.31
First quarter 2007	4.07	3.07
Second quarter 2007	4.01	2.91
Third quarter 2007	6.49	3.77
Fourth quarter 2007	6.84	3.36
Monthly Information
October 2007	6.84	5.15
November 2007	5.40	4.38
December 2007	4.67	3.36
January 2008	4.00	2.75
February 2008	3.17	2.85
March 2008	3.12	2.55

9B.          Plan of distribution

Not applicable.

9C.          Market for ordinary shares

Our ordinary shares have been quoted on the NASDAQ Capital Market under the symbol CKSW since August 29, 2002 (except between November 6, 2002 and March 6, 2003, when they were quoted under the symbol CKSWE).

9D.          Selling shareholders

Not applicable.

9E.           Dilution

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 43

9F.           Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A.        Share capital

Not applicable

10B.        Memorandum and articles of association

Securities Registers

We are registered with the Israeli Registrar of Companies. Our registration number with the Israeli Registrar of Companies is 510829971.  Section 2 of our Articles of Association provides that the Company may engage in any type of lawful business as may be determined by the board of directors of the Company from time to time.

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee, by the board of directors itself and by the shareholders.  The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

The Companies Law requires that an office holder in the company or a controlling shareholder in a public company  promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company, no later than the first meeting of the board of directors to discuss such existing or proposed transaction.  In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the office holder in the company or a controlling shareholder in a public company  also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

Once the office holder in the company complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association.  If the transaction is with a third party in which the office holder in the company in a public company has a personal interest, the approval must confirm that the transaction is not adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.

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

Our Articles of Association provide that a Director who has a personal interest in an extraordinary transaction which is brought for discussion before the Board of Directors or the Audit Committee shall neither vote in nor attend discussions concerning the approval of such transaction.  If said Director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

20-F ClickSoftware Technologies Ltd.	Page 44

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

Description of Securities

The share capital of the Company is NIS 2,100,000, divided into: (i) 97,000,000 Ordinary Shares of NIS 0.02 nominal value each (“Ordinary Shares”); (ii) 3,000,000 Non-Voting Ordinary Shares of NIS 0.02 nominal value each, and (iii) 5,000,000 Special Preferred Shares of NIS 0.02 nominal value each.

Our Ordinary Shares do not have preemptive rights.  The ownership or voting of Ordinary Shares by nonresidents of Israel or foreign owners is not restricted or limited in any way by our Memorandum of Association or Articles of Association, or by the laws of the State of Israel.

Transfer of Shares and Notices.  Fully paid up Ordinary Shares may be freely transferred pursuant to our Articles of Association unless such transfer is restricted or prohibited by another instrument.  Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive at least 10 days and not more than 60 days prior notice of any such meeting.  For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

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

Voting, Shareholders’ Meetings and Resolutions.

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

Except for External Directors (as defined in the Companies Law), all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the members of each class to hold office until their successors have been duly elected and qualified. At each Annual Meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the Annual Meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified.

General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the

20-F ClickSoftware Technologies Ltd.	Page 45

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

Except as otherwise provided in the Articles, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon.

10C.        Material contracts not in the ordinary course of business

We have entered into an employment agreement with Moshe BenBassat, our Chief Executive Officer.   The agreement provides that the employment relationship is “at-will” and may be terminated at any time by either us or Dr. BenBassat with or without cause.  The agreement provides that in the event Dr. BenBassat’s employment is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of base salary as of the date of termination.  Dr. BenBassat is entitled to full acceleration of option vesting in the event of a change in control.  The right to receive the contractual severance benefits set forth above will immediately terminate if Dr. BenBassat is terminated for cause, as defined in the employment agreements.  The agreement provides for an annual base salary of $300,000 and an annual performance bonus not to exceed 200%, which amount shall be set by the Compensation Committee.

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

10E.         Taxation

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to persons purchasing our ordinary shares and government programs from which we and some of our group companies benefit. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the “Tax Reform Legislation”) generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

20-F ClickSoftware Technologies Ltd.	Page 46

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

Israel Corporate Tax Considerations

General Corporate Tax Structure

Income not eligible for “Approved enterprise” benefits is taxed in 2007 at a regular corporate tax rate of 29% (31% in 2006).  The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements. However, the effective rate of tax payable by a company which derives income from an “Approved Enterprise” may be considerably lower – see discussion below.

Law for the Encouragement of Capital Investments, 1959

General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25%, instead of the tax rates under the “General Corporate Tax Structure” above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years or fifteen years (see the 2005 Amendment below)  from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

20-F ClickSoftware Technologies Ltd.	Page 47

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

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

20-F ClickSoftware Technologies Ltd.	Page 48

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

The law also provides that an approved enterprise is entitled to accelerated depreciation on property and equipment included in an approved investment program, generally ranging from 200% for equipment, to 400% for buildings, of ordinary depreciation rates during the first five tax years of the operation of these assets with a ceiling of 20% per year for depreciation on buildings.

Notwithstanding the foregoing, on March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and hotel investments (the “2005 Amendment”). A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 Amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

The 2005 Amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise”, without prior approval. Companies in industry or tourism in Israel may elect between:

•
Tax “holiday” package – for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

•
Grant / Reduced tax package – for an “Approved Enterprise”: Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

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

Under the law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program’s expenses. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist had to be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following

20-F ClickSoftware Technologies Ltd.	Page 49

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

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an “industrial enterprise” it owns. An “industrial enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

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

20-F ClickSoftware Technologies Ltd.	Page 50

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a)  the earned income track through a trustee pursuant to which the optionee pays income tax rate as  earned income (according to the marginal tax rate of the optionee - up to 48% tax in 2007) plus payments to the National Insurance Institute and  health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes.  The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date the stock options were granted and deposited with a trustee; or

(b)  the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. However, if the underlying shares are listed in a stock exchange or will be listed within 90 days after the date of grant, then the difference (if any) between the average value of the underlying shares within 30 days prior to date of grant or 30 days subsequent to the date of the listing of the shares, as appropriate, and the exercise price is taxed as earned income rather than capital gain. The optionee is not required to make payments to the National Insurance Institute and health tax in respect of the portion of the income classified as capital gain.  The Company may not recognize expenses relating to the options for tax purposes except in respect of the portion of income recognized as earned income. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months from the date the stock options were granted and deposited with a trustee ; or

(c)  the track without a trustee pursuant to which the optionee pays income tax rate as earned income (according to the marginal tax rate of the optionee up to 48% tax in 2007) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (“Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity, (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of

20-F ClickSoftware Technologies Ltd.	Page 51

the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

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

The Knesset has approved the cancellation (subject to transitional provisions) of the Income Tax Law (Inflationary Adjustments), 1985, commencing from tax year 2008.

Taxation of our Shareholders

Capital Gain

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 – 29% tax rate for a corporation and a marginal tax rate of up to 48% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders.  In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or

20-F ClickSoftware Technologies Ltd.	Page 52

indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbroker or financial institution through which the sold securities are held, are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

Generally, within 30 days of a transaction, a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable.  At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder.  Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty.  If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

Israel law presently does not impose estate or gift tax.

20-F ClickSoftware Technologies Ltd.	Page 53

United States Federal Tax Income Considerations

The following discussion is a summary of the material United States federal income tax consequences of purchasing, holding and disposing of our ordinary shares. This section is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the “IRS”), all as in effect on the date hereof.  This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder’s particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, banks and other financial institutions, a person who holds our ordinary shares as part of a straddle, constructive sale, hedge or conversion transaction, a United States expatriate, a partnership or other pass through entity or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

Taxation of U.S. Holders

For purposes of this discussion, a “U.S. Holder” means any beneficial owner of our ordinary shares that is not a partnership and that is for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation (or other entity or arrangement treated as a corporation or partnership)organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 10, 1996 and validly elected to continue to be treated as a domestic trust. A “Non-U.S. Holder” is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

Distributions. We do not anticipate that we will make dividend distributions to shareholders in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders as dividend income to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders.    “Qualified dividend income” received by individual U.S. Holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2010 generally will be taxed at a preferential U.S. federal income tax rate (a maximum rate of 15 per cent.) provided certain conditions are met, including a minimum holding period. For this purpose, dividends paid by the Company will be “qualified dividend income” provided that the Company is eligible with respect to substantially all of its income for the benefits of the U.S.-Israel Tax Treaty and the Company is not considered during the year the dividend is paid, or in the preceding year, a “passive foreign investment company”. U.S. Holders are urged to consult their tax advisers regarding the availability of the preferential rate in their particular circumstances.  Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Credit for Israeli Taxes Withheld. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income.

20-F ClickSoftware Technologies Ltd.	Page 54

Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder’s United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income”. The rules relating to computing foreign tax credit or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Israeli tax withheld from payment.

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

Passive Foreign Investment Company Status.

The Code provides special antideferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of, stock of a passive foreign investment company (“PFIC”). Generally a non-United States corporation is treated as a PFIC for United States federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income (including the pro rata gross income of any company (domestic or foreign) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the “income test,” or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the “asset test”.

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

20-F ClickSoftware Technologies Ltd.	Page 55

Backup Withholding and Information Reporting

Under the Code, United States tax information reporting and “backup withholding” at the appropriate rate (currently 28%) may generally apply to payments of dividends on, and the proceeds of dispositions of, our ordinary shares made within the United States, by a United States payor or through certain United States-related financial intermediaries to both U.S. Holders and Non-U.S. Holders, other than exempt recipients.  Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9, and a non-U.S. Holder will provide such certification on IRS Form W-8. Backup withholding is not an additional tax.  Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s or the non-U.S. Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

10F.         Dividends and paying agents

Not applicable.

10G.        Statement by experts

Not applicable.

10H.        Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act, as amended. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We publish unaudited interim financial information after the end of each quarter.  We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

You may read and copy any document we file with the SEC at its public reference facilities at, 100 F Street, NE, Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10I.          Subsidiary information

Not applicable.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk.  We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2007, 55% of our revenues and 35% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar

20-F ClickSoftware Technologies Ltd.	Page 56

currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euro.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euro, British pounds, NIS and Australian dollars.  Any change between the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.   We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments.   At December 31, 2007, we had short forward exchange contracts to sell up to Euro 2.3 million for a total amount of $3.5 million, GBP 0.36 million for a total amount of $0.7 million and NIS 2.1 million for a total amount of $0.5 million.

Interest Rate Risk.   As of December 31, 2007, we had cash, cash equivalents and short-term investments of $24.1 million, which consist mainly of cash and short-term bank deposits with major banks. Of this, a total of $3.5 million is denominated in non-U.S. dollar currencies. We believe a substantial decrease in market interest rates would have an immaterial impact on our business, financial condition and results of operations.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2007 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2008
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash, cash deposits and money market funds	$9,054
Average interest rate	3.1%
Bank deposits	$14,554
Average interest rate	5.0%
Auction rate security(*)	$500
Average interest rate	6.0%

B) Long-term debts:
None.

(*) Sold at cost in February 2008.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 57

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007 (the Evaluation Date). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only a management's report in this annual report.

(c)  Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert.

Our audit committee consists of Dan Falk, Naomi Atsmon, Israel Borovich and Gil Weiser.  Our board of directors has determined that Mr. Falk qualifies both as an independent member of the audit committee and as an audit committee financial expert, as such terms are defined under Exchange Act rules.  Mr. Falk also qualifies as an independent director as required by Nasdaq rules.

20-F ClickSoftware Technologies Ltd.	Page 58

ITEM 16B.             Code of Ethics.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal controller, and to persons performing similar functions.  Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.             Principal Accountant Fees and Services.

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, has served as our independent public accountants for each of the three years ended December 31, 2007.

Audit Fees.

Audit fees in 2007 amounted to approximately $85,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2007 and the review of our financial statements during fiscal year 2007. Audit fees in 2006 amounted to approximately $75,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2006 and the review of our financial statements during fiscal year 2006.

Audit-Related Fees.

None.

Tax  Fees.

Tax fees billed to us by Brightman Almagor in 2007 amounted to approximately $4,000 and primarily related to tax services.  Tax fees billed to us by Brightman Almagor in 2006 amounted to approximately $7,500 and primarily related to tax services. In addition, Deloitte & Touche of Boston billed us approximately $10,000 for tax advice and tax planning services in 2006.

All Other Fees.
All other fees amounted to approximately $3,000 in 2007 and primarily related to Sarbanes-Oxley implementation.  All other fees amounted to an aggregate of approximately $12,000 in 2006 and primarily related to Sarbanes Oxley implementation and consulting relating to Chief Scientist requests.

Pre-Approval of Auditors’ Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent auditors and, if requested by the board of directors, is also responsible for pre-approving services provided by other public accounting firms (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). Absent such a request from the board of directors, our management approves the non-audit services provided to us by accountants other than the auditors and provides periodic reports to the audit committee regarding such services. 100% of the non-audit services provided to us by the independent auditors in 2007 and 2006 were either pre-approved by the full audit committee, or by Dan Falk, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee).

ITEM 16D.             Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.              Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 59

PART THREE

ITEM 17.                FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 27, 2008

20-F ClickSoftware Technologies Ltd.	Page 61

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 9,054	$ 13,385
Short-term investments (note 3 & note 10b)	15,054	5,918
Trade receivables, net of allowance for doubtful accounts of $269 and $254 as of December 31, 2007 and 2006, respectively (note 4)	6,883	6,465
Other receivables and prepaid expenses (note 5)	1,040	953
Total current assets	32,031	26,721

LONG-TERM INVESTMENTS (NOTE 6 & NOTE 10B)	602	451

SEVERANCE PAY DEPOSITS (NOTE 7)	1,163	996

PROPERTY AND EQUIPMENT, NET (NOTE 8)	1,437	804

Total assets	$35,233	$28,972

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses (note 9)	$ 7,281	$ 5,945
Deferred revenues	5,803	5,965
Total current liabilities	13,084	11,910

LONG-TERM LIABILITIES
Accrued severance pay (note 7)	2,418	2,031
Deferred revenues	2,919	2,490
Total long-term liabilities	5,337	4,521

Total liabilities	18,421	16,431

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY: (NOTE 11)
Special preferred shares NIS 0.02 par value
Authorized – 5,000,000 as of December 31, 2007 and 2006; no issued and outstanding shares as of December 31, 2007 and 2006;
Ordinary shares of NIS 0.02 par value: Authorized -- 100,000,000 as of December 31, 2007 and 2006; Issued – 28,549,345 shares as of December 31, 2007 and 28,033,626 as of December 31, 2006; Outstanding – 28,510,345 shares as of December 31, 2007 and 27,994,626 shares as of December 31, 2006;	115	113
Additional paid-in capital	73,803	72,205
Deferred stock compensation	-	(63)
Accumulated deficit	(57,063)	(59,671)
	16,855	12,584
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders’ equity	16,812	12,541
Total liabilities and shareholders’ equity	$35,233	$28,972

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 62

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
Revenues (note 12):
Software license	$15,602	$12,145	$8,235
Services	24,417	20,286	15,832
Total revenues	40,019	32,431	24,067

Cost of revenues:
Software license	2,358	1,979	1,541
Services	12,937	10,582	8,251
Total cost of revenues	15,295	12,561	9,792

Gross profit	24,724	19,870	14,275

Operating expenses:
Research and development expenses	5,927	4,498	3,635
Less – participation by the Chief Scientist of the Government of Israel (note 10a)	160	385	507
Research and development expenses, net	5,767	4,113	3,128
Selling and marketing expenses	13,203	10,337	10,124
General and administrative expenses	4,399	3,671	3,138
Total operating expenses	23,369	18,121	16,390
Operating income (loss)	1,355	1,749	(2,115)
Other Income	404	-	-
Interest income, net	899	484	122
Net income (loss) before taxes	2,658	2,233	(1,993)
Taxes on income (note 13)	50	95	-
Net income (loss)	$ 2,608	$ 2,138	$ (1,993)

Basic net income (loss) per share	$ 0.09	$ 0.08	$ (0.07)
Diluted net income (loss) per share	$ 0.09	$ 0.08	$ (0.07)
Shares used in computing basic net income (loss) per share	28,254,926	27,767,748	27,514,262
Shares used in computing diluted net income (loss) per share	29,794,261	28,442,887	27,514,262

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 63

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)
	NUMBER OF ORDINARY SHARES	SHARE CAPITAL	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	ACCUMULATED DEFICIT	TREASURY SHARES	TOTAL
Balance as of December 31, 2004	27,403,159	$110	$70,930	$(309)	$(59,816)	$(43)	$10,872
Employee options exercised	231,548	1	248	-	-	-	249
Deferred stock compensation related to stock option grants to consultants	-	-	42	(42)	-	-	-
Stock-based compensation expense related to employees and consultants (1)	-	-	-	135	-	-	135
Net Loss	-	-	-	-	(1,993)	-	(1,993)
Balance as of December 31, 2005	27,634,707	$111	$71,220	$(216)	$(61,809)	$(43)	$9,263
Employee options exercised	359,919	2	472	-	-	-	474
Stock-based compensation expense related to employees and consultants (1)	-	-	513	153	-	-	666
Net Income	-	-	-	-	2,138	-	2,138
Balance as of December 31, 2006	27,994,626	$113	$72,205	$(63)	$(59,671)	$(43)	$12,541
Employee options exercised	515,719	2	885	-	-	-	887
Stock-based compensation expense related to employees and consultants (1)	-	-	713	63	-	-	776
Net Income	-	-	-	-	2,608	-	2,608
Balance as of December 31, 2007	28,510,345	$115	$73,803	$-	$(57,063)	$(43)	$16,812

(1)	$63,000, $153,000 and $116,000 were amortized during 2007, 2006 and 2005 as deduction from Revenues

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 64

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	YEAR ENDED DECEMBER 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Net income (loss)	$2,608	$2,138	$(1,993)
Depreciation	615	438	425
Stock-based compensation	776	666	135
Severance pay, net	220	209	39
Other	(1)	(8)	35
Trade receivables	(418)	(2,347)	1,199
Other receivables	(491)	130	(101)
Accounts payable and accrued expenses	1,336	1,021	193
Deferred revenues	267	3,424	2,062
Net cash provided by operating activities	4,912	5,671	1,994

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from realization of (purchase) of investments	(9,287)	(2,994)	4,422
Proceeds from disposal of equipment	404	452	-
Purchases of equipment	(1,247)	(683)	(394)
Net cash (used in) provided by investing activities	(10,130)	(3,225)	4,028

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee and ESPP options exercised	887	472	249
Net cash provided by financing activities	887	472	249
Increase (decrease) in cash and cash equivalents	(4,331)	2,918	6,271
Cash and cash equivalents at beginning of year	13,385	10,467	4,196
Cash and cash equivalents at end of year	$9,054	$13,385	$10,467

Supplemental cash flow information:
Cash paid for interest	$1	$6	$1

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 65

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AS OF DECEMBER 31, 2007 AND 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005)
(IN THOUSANDS OF DOLLARS)

NOTE 1 -- GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of workforce and service management products and solutions. The ClickSoftware Service Optimization suite consists of ClickSchedule, which enables companies to optimize service scheduling and routing for improving workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability; ClickAnalyze, ClickPlan, ClickForecast and ClickRoster, which enable corporate decision makers to intelligently analyze past performance, monitor current performance, and effectively plan for future service needs; ClickFix, which provides  intelligent diagnostics and problem resolution for reducing service costs; ClickMobile, which provides wireless workforce management for monitoring field workforce activities and reducing the labor of dispatching personnel; and ClickLocate (LBS), which captures the location information of a field service engineer and/or his or her vehicle and integrates it with ClickSchedule for use in optimized scheduling. ClickSoftware customers include a broad base of customers representing a variety of industries with unique needs, including telecommunications, utilities and energy and high-technology service providers.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.) , in Australia (ClickSoftware Australia Pty. Ltd, a wholly owned subsidiary of ClickSoftware, Inc.) and in Japan (ClickSoftware Japan KK). The subsidiaries are primarily engaged in the sale and marketing of the Company’s products in North America, Europe and the rest of the world.

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

20-F ClickSoftware Technologies Ltd.	Page 66

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Bank deposits with maturities of more than three months but less than one year are included in short-term investments.

Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions in the United States, Europe and Israel. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe and the United States. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

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

Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction – Type and Certain Production - Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual working hours incurred, to total working hours estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

20-F ClickSoftware Technologies Ltd.	Page 67

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

Basic and diluted net income (loss) per share

Basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 "Earnings per Share" for all years presented. Basic and diluted net income (loss) per share have been computed using the weighted-average number of ordinary shares outstanding during the year. (See note 11).

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income (loss) per share to the extent such securities are anti-dilutive. The total number of shares excluded from the calculations of diluted net income (loss) per share were 2,236,340, 3,610,879 and 3,251,562 for the years ended December 31, 2007, 2006 and 2005, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current and non-current accounts receivable, accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

 Stock-Based Compensation Plans—Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) requiring that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The principal awards issued under Company stock-based compensation plans, which are described in Note 12, “Stock-Based Compensation Plans” include stock options. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in the Company Consolidated Statement of Operations. The following table summarizes the effects of stock-based compensation resulting from the application of SFAS No. 123 (revised 2004) included in Statement of Operations as follows:

	YEAR ENDED DECEMBER 31,
		(in thousands)
	2007	2006	2005

Cost of revenues	$ 98	$ 68	$ -
Research and development expenses	86	61	-
Selling and marketing expenses	156	83	-
General and administrative expenses	373	301	19
Total	$ 713	$ 513	$ 19

Prior to January 1, 2006, the Company accounted for share-based compensation cost using the intrinsic value method in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. The Company also followed disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. Under APB No. 25 there was no material compensation cost recognized in the Company Consolidated Statement of Operations for our stock option awards.

The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, the Consolidated Statement of Operations for prior years has not been restated to reflect the fair value method of

20-F ClickSoftware Technologies Ltd.	Page 68

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

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R in 2007 was $713,000 and in 2006 was $513,000. Compensation cost related to stock options recognized in our Consolidated Statement of Operations in 2007 and 2006 includes (1) compensation cost for stock option awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (2) compensation cost for stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

 The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 in the years prior to the adoption of FAS No. 123R.

2005
(in thousands, except share and per share amounts)
Net (loss)
As reported	$(1,993)
Add - stock based compensation determined under APB 25	19
Option Acceleration Expense (note 11D)	(2,018)
Deduct - stock based compensation determined under SFAS 123	(1,232)
Pro-forma	$(5,224)
Basic net (loss) per share
As reported	$(0.07)
Pro-forma	$(0.19)
Diluted net (loss) per share
As reported	$(0.07)
Pro-forma	$(0.19)

Under SFAS 123, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:(1) expected life of 4.9 years (2006 – 4.5, 2005 – 5); (2) dividend yield of 0% (3) expected volatility of 76% (2006 – 96%, 2005 – 133% ) and (4) risk-free interest rate of 4.8% (2006 –5.1%, 2005 – 4.1%).

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

The Company adopted the provisions of FASB interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of  SFAS 109 on January 1,2007. There was no impact as result of this adoption.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the

20-F ClickSoftware Technologies Ltd.	Page 69

Company beginning in the first quarter of fiscal year 2008. The Company does not expect that the adoption of  SFAS No. 157 will have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company does not expect that the adoption of SFAS No. 159 will have a significant impact on its financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement” (“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning November 1, 2009. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The Company does not expect that the adoption of SFAS 160 will have a significant impact on its financial statements.

NOTE 3 -- SHORT-TERM INVESTMENTS

	DECEMBER 31,
	2007	2006
	(in thousands)
Bank Deposits and Auction Rate Security(*)	$ 15,054	$ 5,918
	$ 15,054	$ 5,918

The bank deposits bear interest at an average annual rate of 5.0%.
(*)Includes Auction Rate Security of $500 which was sold at cost in February 2008.

NOTE 4 -- TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A. TRADE RECEIVABLES

	DECEMBER 31,
	2007	2006
	(in thousands)
Accounts receivables billed	$6,575	$5,699
Accounts receivables unbilled	577	1,020
Allowance for doubtful accounts	(269)	(254)
Trade receivables, net	$6,883	$6,465

20-F ClickSoftware Technologies Ltd.	Page 70

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	DECEMBER 31,
	2007	2006
Balance at Beginning of Year	(in thousands)

	$254	$225
Increase to allowance	19	48
Write-offs	(4)	(19)
Balance at Year end	$269	$254

NOTE 5 -- OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2007	2006
	(in thousands)
Prepaid expenses	$ 723	$707
Government participation and other government receivables	46	33
Employees	38	17
Other receivables	233	196
	$1,040	$953

NOTE 6 -- LONG-TERM INVESTMENTS

	DECEMBER 31,
	2007	2006
	(in thousands)
Bank Deposits (see also note 10b)	$602	$451
	$602	$451

 The bank deposits bear interest at an average annual rate of 5.0%.

NOTE 7 – ACCRUED SEVERANCE PAY

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company’s severance pay obligation to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds.

Severance pay expenses amounted to $700,000 $603,000 and $352,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

20-F ClickSoftware Technologies Ltd.	Page 71

NOTE 8 -- PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2007	2006
	(in thousands)
Cost
Computers and office equipment	$2,655	$1,590
Leasehold improvements	171	43
Motor vehicles	59	59
	$2,885	$1,692
Accumulated Depreciation	1,448	888
	$1,437	$804

Due to a fire at the Company’s Tel-Aviv office in September 2006 the Company disposed of assets at cost of $2.3 million and Accumulated Depreciation of $1.9 million, net amount of $0.4 million which was fully covered by insurance proceeds.

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2007	2006
	(in thousands)

Suppliers	$2,377	$2,539
Employee and related expenses	3,117	2,265
Government commitment	953	403
Accrued royalties	759	662
Other	75	76
	$7,281	$5,945

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

A:  In connection with its research and development, the Company received grants from the State of Israel in the total amount of $8.7 million. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received plus annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2007 of $7.3 million. The total additional contingent liability to pay royalties is $1.4 million.  The payment of such additional royalties is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

B: The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2007, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2008 aggregated approximately $0.6 million. The letters of credit are secured by $0.6 million in deposits to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany and Australia, for periods expiring in the years 2008 through 2014. Minimum future rental payments, as of December 31, 2007 are as follows:

20-F ClickSoftware Technologies Ltd.	Page 72

(in thousands)
2008	$852
2009	998
2010	893
2011	868
2012-2014	1,586
$5,197

Rent expense amounted to $864, $685 and $579 for the years ended December 31, 2007, 2006 and 2005, respectively.  The Company signed a lease for approximately 41,000 square feet of office space in Petach Tikva, Israel to which the Company is expected to move upon the expiration of the lease of the office space in Givat Shmuel during 2009.

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company’s business or consolidated financial condition

NOTE 11 -- SHAREHOLDERS' EQUITY

A.           PUBLIC COMPANY

The Company’s shares are publicly traded on the NASDAQ Capital Market.

B.           SHARE CAPITAL

Share capital is comprised of issued and outstanding ordinary shares of NIS 0.02 par value.

C.           EMPLOYEE STOCK PURCHASE PLAN

During 2000, the board of directors approved the ESPP, effective August 2000. As of December 31, 2004, 766,691 ordinary shares were issued under the ESPP, and an additional 283,309 ordinary shares are reserved for issuance.  During 2004, the Company board of directors resolved to temporarily cease the Company’s ESPP program.

D.           EMPLOYEE, DIRECTORS, AND CONSULTANT OPTION PLANS

The Company adopted new option plans in 2000. Under these plans, the Company granted 506,000, 848,000, 657,000, 886,100 and 1,160,840 (including 39,840 shares pursuant to an exchange offer at an average exercise price of $3.61, $1.73, $1.84, $2.47 and $2.41 for the years ended December 31, 2007, 2006, 2005, 2004 and  2003  respectively.

During the years 2001-2006 the board of directors and Shareholders at the annual meetings approved the grants of options to purchase 1,130,036 ordinary shares to directors.

During the year ended December 31, 2007, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

20-F ClickSoftware Technologies Ltd.	Page 73

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

During 2007, the board of directors decided to increase the reserve for grants under the ESOP, by 1,250,000 options effective January 1, 2008.

In December 2005, the board of directors decided to accelerate the vesting of unvested employee stock options granted to employees and officers with exercise prices of $1.75 or above. Accordingly, options to purchase approximately 0.8 million shares became exercisable immediately. The accelerated options, which were considered vested as of December 5, 2005, had exercise prices ranging from $1.75 to $4.25 per share. The number and exercise prices of the shares involved were unchanged.

A summary of the status of the Company's stock option plans as of December 31, 2007 and 2006 and changes during the years then ended are as follows:

	OPTIONS AND SHARES AVAILABLE FOR GRANT	OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE FAIR VALUE OF OPTION
Outstanding December 31, 2005	614,296	3,839,310	2.12
Increase in option pool	450,000	-	-
Granted	(848,000)	848,000	1.73	$1.30
Forfeited	228,873	(228,873)	3.72
Exercised	-	(359,919)	1.31
Outstanding December 31, 2006	445,169	4,098,518	2.02
Increase in option pool	1,250,000	-	-
Granted	(506,000)	506,000	3.61	$2.28
Forfeited	177,824	(177,824)	4.38
Exercised	-	(515,719)	1.72
Outstanding December 31, 2007	1,366,993	3,910,975	2.16

The following table summarizes information about options outstanding and exercisable as of December 31, 2007:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2007	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2007	WEIGHTED-AVERAGE EXERCISE PRICE
0.21 – 0.26	136,942	4.7	$ 0.25	136,942	$ 0.25
1.21 – 1.95	2,720,633	4.3	$1.68	2,280,360	$1.69
2.04 – 3.67	636,100	4.5	$3.12	234,038	$2.88
4.15 – 4.67	400,500	4.7	$4.31	287,083	$4.26
8.00 – 8.50	16,800	2.1	$8.05	16,800	$8.05
	3,910,975			2,955,223

20-F ClickSoftware Technologies Ltd.	Page 74

E.            IBM Share and Warrants Grants

At the end of the second quarter of 2004, the Company formalized a strategic alliance with IBM pursuant to which the Company teamed with IBM to resell its workforce optimization solutions.  In connection with this strategic alliance, the Company established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. In 2007 the Company continued its cooperation with IBM. IBM has received certain warrants that are exercisable into ordinary shares of the Company in connection with this arrangement. Currently 125,000 of these warrants are outstanding.

The Company accounted for these warrants and options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.8%; volatility rate of 76%; dividend yields of 0% and an expected life of 4.9 years.

Compensation expenses of $63,000, $153,000 and $116,000 were deducted from Revenues and were recognized for each of the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 12 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company’s revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
	(in thousands)
Revenue
United States	$16,295	$11,010	$ 5,452
Canada	1,699	1,080	1,025
United Kingdom	8,242	6,168	7,176
Germany	3,665	4,059	3,478
Other European countries	5,383	4,993	2,158
Australia	4,448	4,699	4,455
Israel	131	305	107
Rest of the world	156	117	216
	$40,019	$32,431	$24,067

Sales to a single customer exceeding 10% of total sales:
	2007	2006	2005
	%	%	%

Customer A	11	12	-
Customer B	-	11	13
Customer C	-	-	11
Customer D	-	-	10

Long-lived assets by geographical areas are as follows:

YEAR ENDED DECEMBER 31,
	2007	2006
	(in thousands)
Net Property and Equipment
North America	$ 174	$ 164
Europe	219	137
Australia	59	35
Israel	985	468
	$1,437	$804

20-F ClickSoftware Technologies Ltd.	Page 75

NOTE 13-- TAXES ON INCOME

A.  Company

The Company is subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 ("Approved Enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first plan benefit period has already expired. The benefit periods of the second and third plans have not yet commenced.

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

In 1996, the Company received approval for its second expansion program (Third plan). The commencing year for the third plan is 2000 and the expected expiration year is 2010.  Due to the fire mentioned in note 8, the Company received approval for updating the investment scope of assets.

In 2006, the Company received approval by the amendment to the Investment Law (Fourth plan) as Privileged Enterprise. The commencing year is 2004.  The Company did not generate income subject to the provision of the new law. The expected expiration year is 2015.  Due to the fire mentioned in note 8, the Company received approval for updating the investment scope of assets.

In 2007, the Company received approval by the amendment to the Investment Law (Fifth plan) as Privileged Enterprise.  The commencing year is 2006.  The Company did not generate income subject to the provision of the new law. The expected expiration year is 2017.

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

Income not eligible for “Approved enterprise” benefits mentioned above is taxed at a regular rate of 29% (31% in 2006).  On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament,

20-F ClickSoftware Technologies Ltd.	Page 76

which reduces the tax rates imposed on Israeli companies to 29% for 2007, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2008 27%, in 2009 26%  and thereafter 25%. This change does not have a material effect on the Company's financial statements.

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

B.   Tax assessments

Final tax assessments in Israel have been received up to and including the 2003 tax year.

C.   Deferred taxes

Deferred tax assets consist of the following significant items:

	YEAR ENDED DECEMBER 31,
	2007	2006
	(in thousands)
Net operating loss carry forwards in Israel*	$5,974	$5,607
Net operating loss carry forwards of non-Israeli subsidiaries	10,007	10,683
R&D cost temporary differences	1,188	693
Other timing differences	816	642
Deferred tax asset	17,985	17,625
Valuation allowance	(17,985)	(17,625)
Long-term deferred tax asset, net of allowance	$ -	$ -

*Based on 25% tax rate.

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of December 31, 2007, net operating loss carryforwards in Israel amounted to approximately $23.9 million, approximately $21.8 million attributable to the federal tax of the U.S. subsidiary, and approximately $7.2 million attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2011 and 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Israel and International components of income profit (loss) before taxes are:

20-F ClickSoftware Technologies Ltd.	Page 77

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
Israel	(in thousands)
	$ 254	$ 665	$(1,559)
International	2,404	1,568	(434)
	$2,658	$2,233	$(1,993)

D.   Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2007	2006
	(in thousands)
Net income before taxes	$2,658	$2,233

Average Statutory tax rates	34%	36%

Theoretical tax	904	804

Non-deductible expenses	597	727
Increase in valuation allowance	360	239
Other	(103)	(257)
	854	709

Actual tax expense	$ 50	$ 95

NOTE 14 -- TRANSACTIONS WITH RELATED PARTIES

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
	(in thousands)
Transactions with Plataine Ltd.:

Participation in General and administrative expenses	$16	$25	$74
Purchase of Assets	-	-	$10

Plataine Ltd. is a company controlled by Dr. Moshe BenBassat.

20-F ClickSoftware Technologies Ltd.	Page 78

ITEM 19.                      EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1 (1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 9, 2007
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	Form of 2000 Share Option Plan, as amended
4.3 (2)	Form of 2000 Employee Share Purchase Plan
4.4 (2)	Form of 1996 Option Plan
4.5 (2)	Form of 1997 Option Plan
4.6 (2)	Form of 1998 Option Plan
4.7 (2)	Form of 1999 Option Plan
4.8 (2)	Form of 2000 Israeli Plan
4.9 (2)	Form of 2000 Unapproved U.K. Share Scheme
4.10 (2)	Form of 2000 Approved U.K. Share Scheme
4.11 (4)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz
4.12	Amended Form of Indemnification Agreement
4.13 (5)	Amended Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
4.14 (5)	2003 Israeli Share Option Plan
4.15 (6)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.16(7)	Form of 2000 U.K. Share Scheme, as amended
4.17 (8)	Employment Agreement between Clicksoftware Technologies Ltd. and Hannan Carmeli
4.18(7)	Summary of Material Terms of the Lease Agreement (in Hebrew) by and between ClickSoftware Technologies Ltd. and Multiline Services Limited related to premises in Givat Shmuel, Israel
4.19	Summary of Material Terms of the Lease Agreement (in Hebrew) by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
4.20(7)	Second Amendment to Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
8.1 (8)	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934
13.1
Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2
Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu

(1) Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. (333-149825).
(2) Incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (file no. 333-30274), as amended.
(3) Incorporated by reference to the Registrant’s definitive proxy statement filed with the SEC on August 6, 2001.
(4) Incorporated by reference to the Registrant’s annual report on Form 10-K filed with the SEC on March 24, 2003.
(5) Incorporated by reference to the Registrants definitive proxy statement filed with the SEC on April 30, 2003.

20-F ClickSoftware Technologies Ltd.	Page 79

(6) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.
(7) Incorporated by reference to the Registrant's annual report on Form 20-F filed with the SEC on April 11, 2007.
(8) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.

20-F ClickSoftware Technologies Ltd.	Page 80

SIGNATURES

Clicksoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf,

CLICKSOFTWARE TECHNOLOGIES LTD.

By:  /s/ Shmuel Arvatz
------------------------------
   Shmuel Arvatz
   Chief Financial Officer

Date:        April 16, 2008

20-F ClickSoftware Technologies Ltd.	Page 81