Form 20-F/A
period 2007-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2008-12-19
CIK 1105841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

20-F ClickSoftware Technologies Ltd.	Page 2

TABLE OF CONTENTS

Item Number	Title	Page
	EXPLANATORY NOTE	4
ITEM 19.	EXHIBITS	5

20-F ClickSoftware Technologies Ltd.	Page 3

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2007 originally filed with the Securities and Exchange Commission on April 16, 2008 (the "Form 20-F") speaks as of the filing date of the Form 20-F, except for the certifications, which speak as of the filing date of this Amendment.  This Amendment is being filed solely for the purpose of correcting a clerical error on the cover page of the Form 20-F; specifically, the box marked "yes" following the request to "…indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)" had been erroneously checked.  This Amendment corrects this error by checking instead the box marked "no".

Other than as described above, this Amendment does not revise other information presented in the Form 20-F, which remains unchanged.  This Amendment does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

20-F ClickSoftware Technologies Ltd.	Page 4

ITEM 19.                      EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934*
13.1
Certification of the Chief Executive Officer pursuant to Rule 13 a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2
Certification of the Chief Financial Officer pursuant to Rule 13 a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

_______
*           Filed herewith.

20-F ClickSoftware Technologies Ltd.	Page 5

SIGNATURES

Clicksoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf,

CLICKSOFTWARE TECHNOLOGIES LTD. By: /s/ Shmuel Arvatz ------------------------------ Shmuel Arvatz Chief Financial Officer Date: December 19, 2008

20-F ClickSoftware Technologies Ltd.	Page 6