Form 20-F
period 2008-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2009-05-05
CIK 1105841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number:  000 30827

ClickSoftware Technologies Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

Azorim Park, Oren Building
94 Em Hamoshavot Road
Petach Tikva 49527 Israel
(Address of principal executive offices)

Shmuel Arvatz
Tel. +972-3-7659-400
Fax +972-3-7659-401
Email: Shmuel.Arvatz@clicksoftware.com
Azorim Park, Oren Building
94 Em Hamoshavot Road
Petach Tikva 49527 Israel
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.02	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,655,670 Ordinary Shares, par value NIS 0.02 per share

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

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐

Other ☐ If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐               Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

20-F ClickSoftware Technologies Ltd.	Page 2

TABLE OF CONTENTS

Item Number	Title	Page

PART ONE

20-F ClickSoftware Technologies Ltd.	Page 3

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report.  The selected financial data as of  December 31, 2004, 2005 and 2006 and for each of  the years ended December 31, 2004 and 2005 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

20-F ClickSoftware Technologies Ltd.	Page 4

Consolidated Statement of Operations Data – Year Ended December 31
(in thousands of U.S. dollars, except per share data)

	2008	2007	2006	2005	2004

Revenues	$52,262	$40,019	$32,431	$24,067	$22,705
Cost of revenues	18,079	15,295	12,561	9,792	7,504
Gross profit	34,183	24,724	19,870	14,275	15,201
Research and Development expenses, net	6,459	5,767	4,113	3,128	2,710
Selling and Marketing expenses	16,002	13,203	10,337	10,124	8,939
General and Administrative expenses	5,446	4,399	3,671	3,138	2,818
Total operating expenses	27,907	23,369	18,121	16,390	14,467
Operating income (loss)	6,276	1,355	1,749	(2,115)	734
Other income	-	404	-	-	-
Interest income, net	149	899	484	122	179
Net income (loss) before taxes	6,425	2,658	2,233	(1,993)	913
Tax benefit (taxes on income)	1,686	(50)	(95)	-	-
Net income (loss)	$8,111	$2,608	$2,138	$(1,993)	$913
Basic net income (loss) per share	$0.28	$0.09	$0.08	$(0.07)	$0.03
Diluted net income (loss) per share	$0.27	$0.09	$0.08	$(0.07)	$0.03
Shares used in computing basic net income (loss) per share	28,564,496	28,254,926	27,767,748	27,514,262	27,202,804
Shares used in computing diluted net income (loss) per share	29,503,217	29,794,261	28,442,887	27,514,262	28,336,450

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for shares data)

	2008	2007	2006	2005	2004

Working capital	$27,898	$18,947	$14,811	$8,824	$10,328
Total assets	46,162	35,233	28,972	21,004	20,249
Long-term liabilities	5,854	5,337	4,521	1,786	1,677
Shareholders’ equity	26,086	16,812	12,541	9,263	10,872
Number of shares outstanding	28,655,670	28,510,345	27,994,626	27,634,707	27,403,159

20-F ClickSoftware Technologies Ltd.	Page 5

3B.	Capitalization and indebtedness

Not applicable.

3C.	Reasons for the offer and use of proceeds

Not applicable.

3D.	Risk factors

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

Our quarterly operating results are subject to significant fluctuations.

Our quarterly operating results are subject to significant fluctuations and are difficult to predict.  Historically, a significant percentage of our quarterly revenues has been derived from orders placed towards the end of a given quarter.  If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may not be able to generate revenues from alternate sources in time to compensate for the shortfall.  Also, frequently our quarterly revenue performance depends upon a sale of significant size to a single customer.  Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue.

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume and timing of customer orders, including a trend toward larger customers generating larger transactions;
•	internal budget constraints and approval processes of our customers;
•	the length and unpredictability of our sales cycle;
•	the recognition of a portion of our revenues on a contract accounting basis;
•	the indirect nature of some of our sales efforts through our channel and strategic partners;
•	the mix of revenue generated by product licenses and professional services;
•	new product introductions or enhancements by us or our competitors;
•	price and product competition;
•	changes to our pricing strategies and those of our competitors;
•	timing and amount of sales and marketing expenses;
•	changes in the composition and success of our business and partner relationships;
•	technical difficulties affecting the operation of our software;
•	foreign currency exchange rate fluctuations;
•	general economic conditions, including a prolonged economic recession; and
•	difficulties in collecting accounts receivable.

20-F ClickSoftware Technologies Ltd.	Page 6

Because of the numerous factors that may cause significant fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

We may not be able to maintain profitability.

Although we recorded a profit for fiscal years 2006 through 2008, we may not generate sufficient revenues to maintain profitability in the future. To maintain profitability, we must increase our revenues while controlling or reducing our expenses. We expect to continue to incur significant sales and marketing and research and development expenses.  Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines.  Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain profitability, which we may not accomplish.

The deteriorating general economic outlook may adversely affect our business.

Our business depends on the overall demand for our products and services and on the economic health of our current and potential customers.  As widely reported, financial markets throughout the world have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, failure and potential failures of major financial institutions and unprecedented government support of financial institutions.  These developments and the related general economic downturn may adversely affect our business in a number of additional ways, including impacts beyond those typically associated with other recent downturns in the U.S. and foreign economies.  The slowdown may adversely affect the budgeting and purchasing behavior of our customers, which could adversely affect our product sales. The current tightening of credit in financial markets and the general economic downturn may adversely affect the ability of our customers, suppliers and channel partners (e.g., distributors and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us.  As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services and an increase in additional reserves for uncollectible accounts receivable being required.

We are unable to predict the duration and severity of the current economic downturn and disruption in financial markets or their effects on our business, but the consequences may be materially adverse and more severe than other recent economic slowdowns.  To the extent that general economic conditions continue to worsen and information technology spending declines, the demand for our products and services, and therefore our future revenues, could be materially and adversely affected.

Nearly all of our cash, cash equivalents and short and long-term investments do not benefit from deposit insurance.

As of December 31, 2008, we had cash, cash equivalents and short and long-term investments of approximately $32 million, compared to $25 million at the end of 2007.  The vast majority of this cash and investments is held mainly in bank deposits located in various countries.  Although the Federal Deposit Insurance Corporation (the "FDIC") protects depositors against the loss of their deposits if an FDIC-insured bank or savings association fails, such protection is limited to an insurance amount of $250,000 per depositor, per insured bank.  Nearly all of our cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States.  In the event that a bank holding our cash or investments is unable to honor its deposit obligations, we could lose our cash or investments and such losses may not be fully insured.  Any such event could materially and adversely affect our business, financial condition and results of operations.

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

20-F ClickSoftware Technologies Ltd.	Page 7

recognize revenue on a ratable basis over the life of the contract.  The portion of revenues recognized on a deferred basis may vary significantly in any given quarter, and revenues in any given quarter are a function both of contracts signed in such quarter and contracts signed in prior quarters.  In addition, we may be required to apply project accounting, based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract.  When project accounting is applied, license revenues may be adversely affected by delays in the progress of the implementation. As a result, revenues in any quarter could be deferred and our financial results for a given period could be materially affected by our treatment of revenue recognition.

Our sales cycle is variable, often long, dependent on factors outside our control and involves investment of significant resources on our part, but may never result in actual sales.

The length of our sales cycle – the period between initial contact with a potential customer and the signing of a license and related agreements - has historically been lengthy and variable, typically lasting from three to nine months. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.  Sales of licenses are subject to a number of risks outside our control, including budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures.  Potential customers consider many factors in evaluating our products, and the length of time a customer devotes to evaluation, contract negotiation and budgeting processes vary significantly from company to company.  In certain circumstances, we may invest significant resources in a sales process that does not result in actual sales.

Our implementation cycle depends on factors outside our control.

Depending on the nature and specific needs of a customer, the implementation of our products typically takes six to twelve months.  During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including a customer’s budgetary constraints and  internal acceptance reviews, the success and continued internal support of a customer’s own development efforts, the nature, size and specific needs of a customer, the possibility that a customer cancels an order and the level and quality of service provided by third-party implementation and professional services partners.  Long implementation cycles may delay the recognition of revenue as some of our customers engage us to perform system implementation services, which can defer revenue recognition for the related software license revenue. In addition, when we experience long implementation cycles, we may incur costs at a higher level than anticipated, which may reduce the anticipated profitability of a given implementation. Because our implementation cycle depends on factors outside of our control, we may experience delays or other complications with our implementation timeline that may materially and adversely affect our business, financial condition and results of operations.

The market may not accept our products and services.

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end service chain optimization suite of products (our "Service Optimization Suite"), which includes ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate, ClickIMRS and ClickContact.  We continually aim to improve and enhance our Service Optimization Suite to meet market requirements and our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

We face competition, which could make it difficult to compete successfully.

The market for our products is competitive and rapidly changing.  Competition may increase in the future as current competitors expand their product offerings and new companies attempt to enter the market.  In addition, smaller competitors have been acquired by large organizations with broader product offerings.

20-F ClickSoftware Technologies Ltd.	Page 8

Our industry has witnessed a substantial amount of merger and acquisition activity over the past few years and this trend of industry consolidation will likely continue, particularly as larger, better capitalized companies seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

Competitors vary in size and in the scope and breadth of the products and services they offer.  Some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for service and delivery optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to enter and compete in our market.  In particular, since our contracts with resellers generally do not include non-competition provisions, it may be easier for these partners to compete with us in the future. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer.  We may not be able to compete successfully with existing or future competitors.  If we fail to compete successfully against current and future competitors, our business, financial condition and results of operations would be materially and adversely affected.

If we fail to expand our relationships with third parties that provide implementation and professional services to our customers, we may be unable to increase our revenues.

In order for us to focus more effectively on our core business of developing and licensing software solutions, we must continue to establish relationships with third parties that provide implementation and professional services to our customers.  Third-party implementation and professional services firms can be influential in the choice of service optimization applications by new customers.  These third parties are under no obligation to recommend or support our products; they could recommend or give higher priority to the products of other companies or to their own products.  If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues, which would materially and adversely affect our business, financial condition and results of operations.

Even if we establish relationships with these third party implementation and professional services firms, we may be unable to attract sufficient focus and resources from them to meet all of our customers’ needs as a result of the limited resources and capacities of many third-party providers.  If sufficient resources are unavailable, we could be required to provide these services internally, which could limit our ability to meet other demands. We cannot control the level and quality of service provided by these partners.

Failure to fully develop or maintain key business relationships could limit our ability to sell additional licenses, thereby decreasing our revenues and increasing our sales and marketing expenses.

Our success in penetrating our target markets depends, in part, on our ability to develop and maintain key business relationships with software vendors, value-added resellers, agents, systems integrators, distribution partners and customers.  For example, we depend on certain suppliers for the development, supply and support of third-party software components that are integrated into our products.  We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time. If we fail to maintain these relationships, our ability to sell additional licenses could be limited.  We have entered into agreements with third parties relating to the integration of our products with their product offerings and distribution, reselling and consulting services. For example, in 2008 we entered into a global reseller agreement with SAP AG, pursuant to which SAP will resell our Service Optimization Suite. We derive revenues from these agreements, but may not be able to continue to do so in the future.  Also, our marketing strategy includes selling through distributors, value-added resellers and agents, as well as direct selling by our own sales force.  For example, the marketing strategy for our IMRS product, which was introduced in 2007, is based on cooperation with these partners. We may not be successful extending the terms of our various agreements or establishing similar relationships with these partners if our current agreements expire or are terminated. Furthermore, if any of our software vendors cease production, cease operations or fail to timely deliver orders, we could be required to provide these services internally, which could limit our ability to meet other demands and we may not be able to meet our delivery obligations to our customers, in which case we could lose revenues and harm our customer relationships.  If we fail to fully develop or maintain key business

20-F ClickSoftware Technologies Ltd.	Page 9

relationships, we could materially and adversely affect our business, financial condition or results of operations.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

Our future success depends on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel.  Competition for these employees can be intense, including in a number of our key markets and locations, such as Israel and India.  For example, in April 2009, we acquired the workforce management business of Manchitra Services Private Limited ("Manchitra"), a business based in India, for approximately $2.7 million.  Competition for qualified information technology employees in India is particularly intense, and we may have difficulty retaining key employees at Manchitra and recruiting new employees.  More generally, we may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.

Customers that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also typically assists with the maintenance, management and expansion of our customers' software systems.  Future growth in licenses of our software will depend, in part, on our ability to continue providing customers with these services. To the extent that we receive several large orders simultaneously or in close proximity to one another, we could place added strain on our existing personnel.  The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology.  If we are unable to maintain and expand our professional services organization, our ability to support our service business would be limited.

The services of our key personnel would be difficult to replace and the loss of any of these employees could harm our business significantly.  Although we have employment agreements with our executive officers that generally require 60 to 90 days notification prior to departure, our relationships with these officers and key employees are at will and can be terminated by either party without cause.  The loss of any of our key personnel could harm our ability to execute our business strategy and remain competitive.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies.  Mergers with or acquisitions of companies, products or technologies involve a number of risks, including:

•	the diversion of management time and resources;
•	the difficulty of assimilating the operations and personnel of the merged or acquired companies;
•	the possibility the business cultures will not be compatible;
•	the difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to integration of the acquired companies;
•	difficulties in implementing and maintaining uniform standards, controls and policies;
•	the impairment of relationships with employees and customers as a result of any integration of new personnel;
•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;
•	potential unknown liabilities associated with acquired businesses; and
•	impairment of goodwill and other assets acquired.

Our acquisition of Manchitra presents a number of challenges. For example, our business culture may clash with the business culture of Manchitra.  Also, because the information technology market in India is characterized by a high rate of turnover among information technology professionals, we may have difficulty retaining key employees at Manchitra and recruiting new employees. Pursuant to our business strategy, we will continue to consider additional merger or acquisition transactions.

20-F ClickSoftware Technologies Ltd.	Page 10

Any future merger and acquisition activity could distract our management and disrupt our business, thereby materially and adversely affecting our business, financial condition or results of operations.

Our market may experience rapid technological changes that could cause our products to fail or require us to redesign our products, which would result in increased research and development expenses.

Our market is characterized by rapid technological change, dynamic customer needs and frequent introductions of new products and product enhancements.  If we fail to anticipate or respond adequately to technology developments and customer requirements, or if our product development or introduction is delayed, our business will suffer.  Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards.  The actual or anticipated introduction of new products has resulted, and will continue to result, in some reformulation of our product offerings.  Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products.  As a result, the life cycles of our products are difficult to estimate.  We must respond to developments rapidly and continue to make substantial product development investments.  We have previously experienced delays in introducing new products and features, and we may experience delays in the future that could impair our revenue and operating results.  Our business, financial condition and results of operations will be materially and adversely affected if we fail to respond to our rapidly changing market by enhancing our product functionality to meet our customers' needs.

Our revenues depend on a small number of products, and our results may be vulnerable to unexpected shifts in demand.

ClickSchedule accounted for the majority of our license revenues in each of 2008, 2007 and 2006 and we expect that this will be the case in future periods.  Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues.  A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

Our products could be susceptible to errors or defects or contain inaccurate data from third-party vendors.

Complex software products, such as ours, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released.  In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems.  Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed.  Despite internal testing, testing by current and potential customers and the history of use by our installed base of customers, our current and future products may contain defects or errors.  Any such defects or errors could result in adverse customer reaction and publicity, damage to our reputation, diversion of resources, increased service and maintenance costs, loss of market demand, loss of market share, loss of potential new customers, lost revenues, liability or a delay in market acceptance of these products, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our success and ability to compete substantially depend upon our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements.  These legal protections provide only limited protection.  Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology.  Policing unauthorized use of our products and technology is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.  The steps we have taken may not prevent infringement or misappropriation of our intellectual property rights.

20-F ClickSoftware Technologies Ltd.	Page 11

Our end-user licenses are designed to prohibit unauthorized use, copying or disclosure of our software and technology in the United States, Israel and other foreign countries.  However, these provisions may be unenforceable under the laws of some jurisdictions.  Unauthorized third parties may be able to copy portions of our products, reverse engineer or obtain and use information and technology that we regard as proprietary.  In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.  In addition, as we deepen our ties with our channel and strategic partners, the number of people who are exposed to and interact with our software and other intellectual property increases.  Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy portions of our products or otherwise obtain and use information and technology that we regard as proprietary.  Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology.  If we are unable to successfully detect infringement and/or to enforce our intellectual property rights, our competitiveness may be adversely effected.

Our technology and other intellectual property may be subject to infringement claims.

Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues.  We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could require us to make changes in our business.

Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology.  Any claims, with or without merit, could:
•	be expensive and time-consuming to defend;
•	divert management’s attention and resources;
•	cause product shipment and installation delays; or
•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component, which may not be available on commercially reasonable terms, if at all.

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

During 2008, our five largest customers together accounted for approximately 38% of our revenues.  If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand.  We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

Our business is susceptible to numerous risks associated with international operations.

We derive a substantial portion of our revenues from international sales and we maintain significant portions of our operations outside the United States.  We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful.  Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia, India and Japan, and our executive officers and other key

20-F ClickSoftware Technologies Ltd.	Page 12

employees are dispersed throughout the world.  This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors.  In addition, our international operations are generally subject to a number of risks, including but not limited to:

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;
•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

One or more of these risks could harm our future international sales.  Our business, financial condition and results of operations could be materially and adversely affected if we fail to manage the risk of doing business internationally.

Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk.

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. For example, in 2008 our operating expenses increased, in part, due to exchange rate fluctuations. Weakness in the U.S. dollar compared to foreign currencies has significantly increased the cost of our European- and Israel-based operations in recent periods. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase.  In 2008, 65% of our expenses and 43% of our revenues were incurred in non-U.S. dollar currencies.  We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2008, 34% of our expenses were incurred in NIS.  Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations.  In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel.  Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel.  Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution.  Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence.  In addition, during 2006 there occurred an outbreak of open hostilities along Israel’s northern border with Lebanon, and there have recently been hostilities in the Gaza Strip.

20-F ClickSoftware Technologies Ltd.	Page 13

In addition, certain of our employees in our office in Israel are currently obligated to perform up to 36-45 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time.  The loss or extended absence of any of our key personnel due to these requirements could harm our business.

To date, these matters have not had a material and adverse effect on our business, financial condition or results of operations, but they may do so in the future.

We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure.

We spend an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq rules. Devoting the necessary resources to comply with evolving corporate governance and public disclosure standards may result in increased general and administrative expenses and a diversion of management time and attention to compliance activities.

Your rights and responsibilities as a shareholder will be governed by Israeli Law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under the laws of the State of Israel. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders' general meeting's approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company's articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are incorporated and maintain significant operations in Israel.  Some of our executive officers and directors and the Israeli accountants named as experts in this annual report reside outside the United States and a significant portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to affect service of process on us or any of those persons or to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws, against us or any of those persons, in an Israeli court.  Additionally, it may be difficult for an investor or any other person or entity to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Our Chief Executive Officer owns a significant percentage of our ordinary shares and could significantly influence the outcome of actions.

As of March 31, 2009, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat beneficially owned approximately 16% of our outstanding ordinary shares in the form of ordinary shares and options for the purchase of our ordinary shares. Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our

20-F ClickSoftware Technologies Ltd.	Page 14

company.  These actions may be taken even if our other investors oppose them. The influence of our Chief Executive Officer could adversely affect our stock price.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.  In addition, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment (the “Investment Center”) .  Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders.  In addition, our articles of association provide for a staggered board of directors.  Any of these provisions may make it more difficult to acquire us.  Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders or adversely affect our stock price.

The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

We have accepted grants from the Chief Scientist that have helped us finance a portion of our research and development expenditures in Israel.  In 2008, 2% of our research and development expenses were financed with grants from the Chief Scientist, compared to 3% and 9% of our research and development expenses in 2007 and 2006, respectively.  Although we rely on finance provided by the Chief Scientist to a lesser extent than we did a few years ago and we expect this trend to continue, we must continue to satisfy the conditions of the grants. For example, if we fail to comply with the representations and covenants we made to the Chief Scientist concerning our research and development activities in Israel, we could be required to refund the amount of the benefits we have received, adjusted for interest, inflation and penalties.

In addition, we are subject to other restrictions with respect to products developed with grants from the Chief Scientist.  For example, we are required to make royalty payments to the Chief Scientist based on the revenues we derive from the sale of products, technologies and services developed with the grants.  Also, any know-how from the research developed with the grants from the Chief Scientist may not be transferred to third parties without prior approval of the Chief Scientist, and approval is contingent on the recipient agreeing to abide by the provisions of the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), and related regulations.  Also, our ability to manufacture products outside Israel without the approval of the Chief Scientist is restricted under Israeli law and we are required to pay increased royalties to the Chief Scientist of up to 300% with respect to any products manufactured outside Israel.  Since we conduct all of our manufacturing activities in Israel and intend to continue doing so, we do not expect any increase in the amount of royalties we pay to the Chief Scientist.

We are also eligible for certain tax benefits for the first several years in which we generate taxable income from two of our existing capital investment programs that qualify as “Approved Enterprises” and two other programs that qualify as “Privileged Enterprises”, in each case pursuant to the Law for the Encouragement of Capital Investments.  We have not begun generating taxable income from these programs and we do not expect to utilize these tax benefits in the near future.  If we fail to comply with the relevant conditions, the tax benefits we eventually receive could be partially or fully canceled.  The Government of Israel may also delay, terminate or reduce these tax benefits.  These tax benefits may not be available in the future at their current levels, or at all.

Future sales of our ordinary shares could depress the market price for our ordinary shares.

As of December 31, 2008, we had 28,655,670 ordinary shares outstanding (net of 39,000 shares held in treasury).  In addition, as of December 31, 2008, we had 4,441,230 ordinary shares issuable upon exercise of outstanding options, and 1,683,606 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan.  If we or our existing shareholders sell a large number of our ordinary shares, the price of our ordinary shares could fall dramatically.

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

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been and continue to be particularly highly volatile.  The price at which our ordinary shares trade could be volatile and could decline substantially.

ITEM 4.	INFORMATION ON THE COMPANY

4A.	History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Israeli Companies Law – 1999 (Companies Law).  From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems.  Thereafter, we transformed our business model to provide workforce and service management products and solutions.  We financed our operations in the early stages of development by raising money from venture capital firms, and in 2000 from our initial public offering on the NASDAQ stock market.  Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527,  Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 140, Burlington, Massachusetts.

Our capital expenditures for 2008, 2007, and 2006 amounted to $1.5 million, $1.2 million, and $0.7 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements.  In 2008, we invested $0.6 million in new office space located in Israel. We moved into these offices in 2009. Our capital expenditures for 2007 and 2006 included investments of $0.7 million and $0.4 million, respectively,

20-F ClickSoftware Technologies Ltd.	Page 16

following a fire in our offices in Israel in 2006.  Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4B.	Business overview

We are a leading provider of workforce and service management software products and solutions. We derive revenues from the licensing of our software products and the provision of consulting and support services. Our products and solutions incorporate best business practices, key business functions of field service operations, and sophisticated decision-making algorithms that enable our customers to more efficiently manage their field service operations in a scalable, integrated manner.

Our Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. Our Service Optimization Suite includes strategic and tactical workforce forecasting and planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.

We have developed our Service Optimization Suite through years of experience in a variety of service operations. The result is a highly advanced technology with the flexibility to model and accommodate varying business types and processes. The ease with which our Service Optimization Suite can be integrated with leading customer relationship management (CRM), enterprise resource planning (ERP) and Enterprise Asset Management (EAM) solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions.

A service operation is ultimately measured by its performance at the day of service. Our products are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed. Our products are able to perform a number of tasks, including generating the appointment time for a customer, assigning the job to the appropriate technician, designing the optimal route for the technician to minimize travel, and monitoring progress.

A typical day starts with the morning schedule that contains the assignments for all the work orders of the day. As the day develops, emergencies may arise, cancellations may occur, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges and an effective workforce management solution must minimize the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. Integrating real-time updates from the technician’s mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

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

In addition, we develop and market solutions capable of optimally performing shift and roster planning for large organizations. These take into account the makeup of the shift and skill requirements, as well as employee calendars and preferences.

20-F ClickSoftware Technologies Ltd.	Page 17

While other service management applications, such as CRM, EAM, or Inventory Management, manage primarily data processing aspects, our products drive automatic and semi-automatic decision-making processes. We believe our solutions have become the backbone of daily operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

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

Up to a year or more in advance of the master planning stage, capacity planning takes place. This phase involves determining the size and the skill mix in each territory as a function of the company's strategic plan. For example, the company may wish to expand or shrink its business lines or territories or introduce new products. At this stage, sufficient time is available for hiring and training new employees or relocating or re-training existing employees.

For each of these stages, a key input is demand forecasting by job type and territories at the time granularity is required for that stage. The above sequence, together with the daily service delivery decisions, establishes the essence of the service chain decision making, a concept pioneered by our staff in the 1990s, and for which a U.S. patent was awarded (see “Intellectual Property” below).

Products and Services

Our Service Optimization Suite includes:

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard eXtensible Markup Language (XML) interfaces are designed to improve integration with enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2008, 2007 and 2006.

ClickMobile provides wireless workforce management for monitoring field workforce activities and reducing the labor costs associated with dispatching personnel. ClickMobile enables job detail notification from the field and allows for field updates even when service resources are out of wireless coverage. Assignments created in ClickSchedule are dispatched to field devices based on configurable workflows while enabling real-time visibility into workforce activity, including job status and start and end time.

ClickLocate (LBS) captures the location information of a field service engineer and/or his or her vehicle obtained via GPS or other technology and integrates it with ClickSchedule for use in optimized scheduling. LBS then enables service organizations to improve their service operations by allowing them to make decisions and take actions based on location information, including near real-time engineer locations. In effect, LBS enables service managers to “see” the current location of the entire mobile workforce at one time.

ClickRoster provides interactive and automated workforce shift planning based on forecasted workload, planning decisions, working contracts, rules and regulations and engineer preferences.

ClickContact, released in 2008, is a customer interaction management solution that enables self-service appointment booking, order updating, automatic customer notifications and customer satisfaction surveying. From scheduling the initial appointment through enabling a post-service follow-up survey, ClickContact provides enhanced customer interaction management throughout the service lifecycle.

ClickAnalyze provides reporting, monitoring and service business analytics for workforce performance measurement and strategic decision support. ClickAnalyze enables analysis of key performance indicators,

20-F ClickSoftware Technologies Ltd.	Page 18

including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization Suite, ClickAnalyze provides executive level summaries, as well as operational detailed reporting and analysis by territory, job type, time frame and other criteria.

ClickPlan provides interactive and automated workforce planning for staffing and deployment of the field workforce based on forecasted workload. ClickPlan is designed to enable service organizations to resolve workforce shortages and surpluses weeks and months in advance. Comparing available resources to forecasted workloads, ClickPlan helps determine the best strategy to ensure the right people are in the right place at the right time.

ClickForecast provides field service workload forecasting to help companies project workforce capacity. ClickForecast can combine historical service workload with future business events to create a forecast for each territory, job type, or business unit. ClickForecast enables service managers, marketing, and sales to collaboratively determine the demand levels of customers, and to create multiple forecast scenarios, each with different business assumptions.

ClickFix provides intelligent diagnostics and problem resolution for reducing service costs. ClickFix enables faster resolution of customer issues at multiple levels of service contact, from the call center to the field. Based on an intelligent engine that utilizes specific knowledge about our customers’ equipment, ClickFix diagnoses and resolves problems independent of the user’s skills, experience and knowledge. Accessibility via the internet empowers customers to resolve problems by themselves at any time of day, and often without a service resource, requiring fewer onsite visits.

Service Optimization Suite combines each of the solutions described above into a synergetic combination of capabilities aimed at addressing the requirements of various roles and functions within service organizations. The Service Optimization Suite aims to create additional value by coordinating these roles and functions to realize efficiency gains and reduce costs. We expect to release a new version of the Service Optimization Suite (version 8.0) in the second half of 2009. We expect that the new version will strengthen our existing product offering by providing additional agility and more robust features.

Additionally, we offer variations of our products for certain vertical markets:

Mid-Market Package - Installation, Maintenance and Repair Services (IMRS) is a pre-configured package that has been tailored to the needs of small and mid-sized companies. IMRS encompasses order management, optimized scheduling and operational reports and is based on our Service Optimization Suite and best practices that we have gained from our extensive experience with small and medium-sized customers in the home appliance, computer and office equipment, industrial equipment and other industries.  IMRS features pre-configured scheduling and reporting that reduces the expense, time and effort typically required to custom-design and program schedules and reports. In addition, the ready-to-use reports provide insight about service operations and streamline decision-making on the part of both service management and dispatchers.

ClickSoftware for Water Utilities is a vertical offering that draws on our depth of experience serving water utility customers worldwide. This “out-of-the-box” solution is preconfigured with industry practices and is designed to minimize the time, cost and risk associated with optimization technology implementations.

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

20-F ClickSoftware Technologies Ltd.	Page 19

Principal Markets

We have over 120 customers.  Our service optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, and home services. Our largest vertical market traditionally has been the telecommunications market. In recent years, we have seen strong demand in other markets as well. For example, the utility market, which has benefited from deregulation and modernization trends, has been a significant market in recent years.  See Item 5 – Operating and Financial Review and Prospects – for a breakdown of revenues by category of activity and by geographic market for each of the last three years.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2008, our five largest customers together accounted for approximately 38% of our revenues. See Item 3D – Risk factors “If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.”

Sales and Marketing Channels

We market and sell our products mostly through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. We continue to create and strengthen partner relations. Our multidisciplinary sales teams consist of field sales executives, sales support consultants and internal sales staff. The internal sales staff is responsible for generating leads and screening prospective customers. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale customer relationship, which consists of ongoing relationship management and the sale of additional licenses and products. Our management also takes an active role in our sales efforts. The knowledge gained by our sales and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer needs.

We typically direct our sales and marketing efforts to the customer’s executive officers, including the vice president of customer service, the chief information officer, the chief financial officer and other senior executives responsible for improving customer service at our customers' organization. To effectively promote product awareness, we engage in marketing activities in a wide variety of areas, including public relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, newsletters and advertising creation and placement, direct mailings and trade shows.

Our alliances organization supports joint marketing activities with our business partners. Our business relationships with large ERP, CRM and EAM vendors enable us to use our partners' market presence and sales channels to create additional revenue opportunities. Our strategy is based on establishing and maintaining relationships with approved certified adaptors that enable rapid integration and implementation of our products into other major ERP, CRM and EAM systems.  In 2008, we achieved “Gold Certified Partner” status with Microsoft Corporation and maintain a sales channel to build our relationship with Microsoft Corporation resellers for Dynamics AX and Dynamics CRM as the primary “route-to-market” for IMRS.

We also market our products and services through resellers. Our reseller agreements generally provide each party with the right to use the other's name in marketing and advertising materials, and to conduct joint marketing programs. We provide sales materials and training to resellers on the marketing, selling and implementation of our solutions. We believe these relationships can extend our presence and brand name in new and existing markets, including the small and medium-sized business market.

In 2008, we entered into a global reseller agreement with SAP AG, pursuant to which SAP will resell our Service Optimization Suite. Our products are included on SAP’s global pricelist in specified bundles and sold under the standard SAP end-user license agreement and global support commitments.  We believe that our alliance with SAP will increase our presence in our existing markets and will assist with introducing our products into new markets.

We also have established relationships with large System Integrator (SI) organizations, such as Accenture Ltd. and International Business Machines Corporation (IBM).  These partners provide various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying the partner's professional

20-F ClickSoftware Technologies Ltd.	Page 20

services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies. In addition, in 2004 we formed a strategic alliance with IBM, pursuant to which we teamed with IBM to resell our workforce optimization solutions.

In 2007, we formed the Channel Partner Program and the Channel Sales Team to complement the efforts of our existing reseller programs and to highlight the benefits of our IMRS product offering to small to medium sized customers.  The Channel Partner Program aims to improve our partners' business practices, increase their opportunity landscape and expand their footprint in the mobility and service optimization arena.  The Channel Partner Program provides a framework for recruiting, training and enabling channel partners to become more self sufficient in their mission to promote solution integration activities combining our offerings.  The Channel Sales Team aims to execute the Channel Sales Program in order to penetrate the mobility and service optimization mid-market.  The Channel Sales Team recruits, enables, trains and certifies channel partners to sell and implement our new products for the mid–market, starting with IMRS.

Recent Acquisition

In April 2009, we completed the acquisition of the workforce management business of Manchitra, a business based in India, for approximately $2.7 million.  These assets were transferred to our newly formed subsidiary, ClickSoftware India Private Limited.  We believe that this acquisition will enable us to strengthen our local presence in this region and provides us with an implementation and delivery vehicle in India to provide a new range of benefits to customers in that region. We also believe that the acquisition may provide us with a base from which to pursue off-shore research and development activities.

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market.  See Item 3D – Risk factors – “We face competition, which could make it difficult to compete successfully.”

In 2008, Gartner, an independent consulting company, identified us among a select group of companies included in Gartner's Magic Quadrant for Field Service Management.  We were positioned in the "visionaries" quadrant along with just one other company.  The Aberdeen Group, another independent consulting company, identified us in its Mobile Field Services Axis Q1 2009 report as a top performer among mobile field service software solution or platform providers.

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

We believe our solutions compare favorably with our competitors' solutions based on these competitive factors. Other key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of complementary products and services, technological leadership, product performance, price, customer support, name recognition, relationships with partners and distribution channels, the ability to respond quickly to emerging opportunities and our financial strength.

Our current and potential competitors include:

•	vendors specializing in service optimization, including, but not limited to, ServicePower Technologies plc.;
•
software application vendors that offer field force management solutions with certain optimization modules as part of their overall offerings, including, but not limited to,  Ventyx, Trimble Navigation Ltd./@Road Division and Viryanet Ltd.;

•	in the low-end market, traditional ERP and CRM software application vendors, such as Oracle; and
•	systems integrators and internal information technology departments that may elect to develop a solution in-house.

20-F ClickSoftware Technologies Ltd.	Page 21

Intellectual Property

We believe that the improvement of our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued two patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services.  We own a similar patent in Israel. We also have three patent applications pending in the United States and three patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

We own U.S. trademark registrations for the marks CLICKSOFTWARE, W6, W-6, AITEST, CLICKSCHEDULE, CLICKANALYZE, CLICKFIX, CLICKFORECAST, CLICKMOBILE and CLICKPLAN, and have filed applications for registration of the mark OPTIMIZE TO GOALS. In the European Community, we own trademark registrations for CLICKFIX, CLICKSCHEDULE, CLICKANALYZE, CLICKFORECAST, and CLICKPLAN, and have filed an application of registration of the mark CLICKMOBILE.  We own a U.K. trademark for CLICKSOFTWARE. In Israel, we own the marks CLICKMOBILE, CLICKSOFTWARE, W6 and W-6.

Our success and ability to compete substantially depend on our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements.  These legal protections provide only limited protection.  See Item 3D – Risk factors – “Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited” and “Competition”.  Although we rely on a combination of means by which to protect our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position than intellectual property protection.

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

Regulation

Our business is affected by government regulations.  For example, our ability to manufacture products outside Israel without the approval of the Chief Scientist is restricted under law and we are required to pay increased royalties to the Chief Scientist of up to 300% with respect to any products manufactured outside Israel.  See Item 3D – Risk factors – “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.” Also, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as authorization from the Investment Center.  In addition, we spend an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq rules. See Item 3D – Risk factors – "We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure."

20-F ClickSoftware Technologies Ltd.	Page 22

4C.	Organizational structure

Our directly and indirectly held principal operating, wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty Limited (Australia)
•	ClickSoftware Japan KK (Japan)
•	ClickSoftware India Private Limited (India).

4D.	Property, plants and equipment

We have a lease for approximately 8,800 square feet of office space located in Burlington, Massachusetts. This lease expires in September 2010. This office space is used for sales, marketing and implementation activities for the North American market.

We also have a lease for approximately 33,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2014 and includes an option allowing us to extend the lease term to January 2019.  This office space is used for management, marketing, sales, research and development.

Our U.K. subsidiary operates from a leased facility of approximately 5,300 square feet located in Burnham, near London.  This lease expires in May 2013.  The office space is used for sales, marketing and implementation activities for the European market. We also lease additional smaller offices in various sites throughout Europe and Asia.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services. We recognize revenues in accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended (see Note 2 of the notes to our consolidated financial statements attached hereto).

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Consulting services are billed at an agreed-upon rate, plus incurred expenses. Customers licensing our products generally enter into consulting agreements with us. Post-contract customer support arrangements provide technical support and the right to software updates. Post-contract customer support revenues are charged as a percentage of license fees depending on the level of support coverage requested by the customer. Our support contracts typically renew automatically for successive 12-month periods, unless the customer informs us of its desire not to renew.

Our revenues grew by 31% in 2008 compared to 2007, representing growth in North America, Europe and Asia, and in all line items. Our growth was primarily attributable to our ability to attract large customers – mainly in the telecommunications and utility markets, strong repeat business and further expansion into new vertical markets.

20-F ClickSoftware Technologies Ltd.	Page 23

We have maintained profitability since the second quarter of 2006, and we generated $8.5 million in positive cash-flow from operations in 2008.

As of December 31, 2008, our cash and cash-equivalents, and short and long-term investments increased to $32.0 million from $24.7 million as of December 31, 2007.

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

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue recognition policy.

Our revenues are principally derived from licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with SOP 97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable.

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the price charged when the element is sold separately.  For post-contract customer support, we determine the VSOE based on the renewal price charged. For other services, such as consulting and training, we determine the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions. Under the residual method, consideration is allocated to undelivered elements based upon the VSOE of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, revenue allocable to the services is recognized as the services are performed.

Revenue from software licenses that require significant customization, integration and implementation are recognized based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

20-F ClickSoftware Technologies Ltd.	Page 24

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Revenues from consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.  Post-contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the arrangement, usually one year.

We categorize revenue as either software license revenue or services revenue. We allocate revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which we have established the VSOE for all undelivered elements. Where we are unable to establish the VSOE for all undelivered elements, we take a systematic approach, whereby we first allocate revenue to any undelivered elements for which the VSOE has been established, and then allocate revenue to any undelivered elements for which the VSOE has not been established based on management’s best estimate of the fair value of those undelivered elements. We then apply a residual method to determine the license fee. Management’s best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

Our standard payment terms are between 30 and 120 days.  We do not grant extended payment terms to our customers.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period for three months at no extra charge. As of December 31, 2008 and 2007, the provision for warranty cost was immaterial.

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

In judging the probability that we will be able to collect software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based on our historical experience generally, as well as our experience with specific customers. In connection with customers with whom we have no previous experience, we typically utilize public financial information or independent resources to evaluate the creditworthiness of these customers. We perform on-going credit evaluations of our customers.

Stock-Based Compensation

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R.

Derivative Financial Instruments

We account for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related interpretations. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for fair value hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for fair value cash flow transactions). The ineffective portion (which was immaterial during 2008, 2007 and 2006) of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

20-F ClickSoftware Technologies Ltd.	Page 25

As part of our hedging strategy, we enter into forward exchange contracts in order to protect us from balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars.

We also enter into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. We elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under SFAS 133, and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement” (“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We were required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning January 1, 2009. The provisions of SFAS 141(R) will only impact us if we are a party to a business combination after the pronouncement has been adopted. We do not expect that the adoption of SFAS 160 will have a significant impact on our financial statements.

In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective for us beginning January 1, 2009. We do not expect that the adoption of SFAS 157 will have a significant impact on our financial statements.

In April 2008, the FASB issued FSP 142-3. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for us beginning January 1, 2009. The provisions of FSP 142-3 will only impact us if we are a party to a business combination after the pronouncement has been adopted. We do not expect that the adoption of FSP 142-3 will have a significant impact on our financial statements.

20-F ClickSoftware Technologies Ltd.	Page 26

5A.	Results of operations

Our operating results for each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004 expressed as a percentage of revenues are as follows:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Revenues:
Software license	38%	39%	37%	34%	47%
Services	62%	61%	63%	66%	53%
Total Revenues	100	100	100	100	100
Cost of revenues:
Software license	4	6	6	6	5
Services	31	32	33	34	28
Total cost of revenues	35	38	39	40	33
Gross profit	65	62	61	60	67
Operating expenses:
Research and development expenses, net	12	14	13	13	12
Selling and marketing expenses	31	33	32	42	39
General and administrative expenses	10	11	11	13	13
Total Operating expenses	53	58	56	68	64
Operating income (loss)	12	4	5	(8)	3
Other income	-	1	-	-	-
Interest, net	0	2	2	0	1
Net income (loss) before taxes	12	7	7	(8)	4
Tax benefit (taxes on Income)	4	0	0	-	-
Net income (loss)	16%	7%	7%	(8%)	4%

Revenues

	Revenue Breakdown
	2008	% Change	2007	% Change	2006
	(In thousands)
Revenues:
Software license	$ 19,819	27%	$ 15,602	28%	$ 12,145
Percentage of total revenues	38%		39%		37%
Services	32,443	33%	24,417	20%	20,286
Percentage of total revenues	62%		61%		63%
Total Revenues	$ 52,262	31%	$ 40,019	23%	$ 32,431

Revenues increased 31% to $52.3 million in 2008, compared with $40.0 million in 2007 and $32.4 million in 2006.  The significant growth in revenues in 2008 was primarily attributable to an increase in the volume of products and services sold.  Specifically, we attracted large customers, particularly in the telecommunications and utility markets, we generated strong repeat business, and we expanded into new vertical markets.  Our revenue growth in 2007 was due to strong demand for our products and services, particularly in the United States and in the U.S. utility market, repeat orders from existing customers and expansion into new vertical markets.

20-F ClickSoftware Technologies Ltd.	Page 27

	Revenues By Territory
	2008	% Revenues	2007	% Revenues	2006	% Revenues
	(In thousands)
Revenues:
North America	$18,617	36%	$17,766	44%	$12,155	37%
Europe	24,545	47%	17,499	44%	14,606	45%
Israel	563	1%	131	0%	305	1%
Asia Pacific	8,537	16%	4,623	12%	5,365	17%
Total Revenues	$52,262	100%	$40,019	100%	$32,431	100%

In 2008, 47% of our revenues were generated in Europe (with 21% in Germany, 15% in the United Kingdom), 36% in North America (with 28% in the United States and 8% in Canada), and 16% in Asia Pacific (with 12% in Australia) and 1% in Israel. Revenues in Europe grew by $7.0 million, or 40%, compared to 2007.  The increase in revenues in Europe was attributed mainly to large repeat orders from an existing customer.

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

In 2006, 45% of our revenues were generated in Europe (with 19% in the United Kingdom, 13% in Germany), 37% in North America (with 34% in the United States), 17% in Asia Pacific and 1% in Israel.  Revenues in North America nearly doubled compared to 2005.  The increase in revenues in North America was attributed to the following factors:  (a) a recovery in the overall economic climate in the United States, (b) the deregulation of, and a stronger emphasis on efficiency and profitability in, the utilities market, and (c) our emphasis on new vertical markets, including the retail sector.   Specifically, at the end of 2005 and during 2006, we signed significant contracts with utilities in North America.

Software Licenses

Software license revenues were $19.8 million, or 38% of revenues, in 2008, compared with $15.6 million, or 39% of revenues, in 2007, and $12.1 million, or 37% of revenues, in 2006. The increase in software license revenues from 2007 to 2008 of $4.2 million, or 27%, was primarily due to an increase in the volume of products sold, particularly repeat orders from existing customers in Europe. The increase in software license revenues from 2006 to 2007 of $3.5 million, or 28%, was primarily due to our ability to attract and implement large-scale projects, particularly in North America and repeat orders from existing customers.

Services

Service revenues were $32.4 million, or 62% of revenues in 2008, compared with $24.4 million, or 61% of revenues, in 2007, and $20.3 million, or 63% of revenues, in 2006. The increase in service revenues from 2007 to 2008 was primarily due to an increase in the volume of services sold, particularly increased implementation services and post-contract support agreements. The increase in service revenues from 2006 to 2007 was similarly primarily due to increased implementation services and an increase in post-contract support agreements.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale, royalty payments to the Chief Scientist and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalties payments to the Chief Scientist.

20-F ClickSoftware Technologies Ltd.	Page 28

Cost of revenues was $18.1 million, or 35% of revenues, in 2008, compared with $15.3 million, or 38% of revenues, in 2007 and $12.6 million, or 39% of revenues, in 2006. The increase in the cost of revenues from 2007 to 2008 and from 2006 to 2007 was primarily due to higher costs associated with meeting increased demand for our software and services.

Cost of Software Licenses

Cost of software license revenues were $1.9 million, or 4% of revenues, in 2008, compared with $2.4 million, or 6% of revenues, in 2007 and $2.0 million, or 6% of revenues, in 2006. The decrease in cost of software license revenues from 2007 to 2008 in absolute and percentage terms was primarily due to lower costs for third-party licenses and adaptors to other ERP and CRM systems sold during 2008. The increase in cost of software license revenues from 2006 to 2007 was primarily due to an increase in revenues derived from third-party licenses and adaptors to other ERP and CRM systems, resulting in higher third-party costs, and an increase in royalties paid to the Chief Scientist with respect to all license revenues.

Cost of Services

Cost of service revenues were $16.1 million, or 31% of revenues, in 2008, compared with $12.9 million, or 32% of revenues, in 2007 and $10.6 million, or 33% of revenues, in 2006. The increase in the cost of services revenues from 2007 to 2008 of $3.2 million, or 25%, was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $1.5 million, an increase in subcontractors' costs of $0.8 million, an increase in travel costs of $0.2 million and an increase of $0.7 million in other costs, mainly overhead. The increase in the cost of services revenues from 2006 to 2007 of $2.4 million, or 22%, was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $1.8 million, an increase in royalties paid to the Chief Scientist of $0.2 million and an increase of $0.4 million in other costs, mainly overhead.

Gross Profit

Gross profit was $34.2 million, or 65% of revenues, in 2008, compared with $24.7 million, or 62% of revenues, in 2007, and $19.9 million, or 61% of revenues, in 2006. The increase in gross profit from 2007 to 2008 of $9.5 million, or 38%, was primarily due to lower cost of software licenses and improved gross profit from our service activities.  The increase in gross profit from 2006 to 2007 of $4.9 million, or 24%, was primarily due to a change in the revenue mix in favor of higher–margin software license revenues.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $27.9 million, or 53% of revenues, in 2008, compared with $23.4 million, or 58% of revenues, in 2007 and $18.1 million, or 56% of revenues, in 2006.

The increase in operating expenses from 2007 to 2008 of $4.5 million, or 19%, reflects increases across all categories. The increases in sales and marketing expenses and research and development expenses reflect our efforts to maintain our competitive advantage in the market and capture additional market share. We expect that operating expenses will continue to increase in 2009. The increase in operating expenses from 2006 to 2007 of $5.2 million, or 29%, also reflected increases across all categories.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $6.5 million, or 12% of revenues, in 2008, compared with $5.8 million, or 14% of revenues, in 2007 and $4.1 million, or 13% of revenues, in 2006. Research and development expenses, prior to participation grants from the Chief Scientist, totaled $6.6 million

20-F ClickSoftware Technologies Ltd.	Page 29

for 2008, compared with $5.9 million for 2007 and $4.5 million for 2006. We received or accrued grants from the Chief Scientist in the amount of $0.1 million in 2008, compared with $0.2 million in 2007 and $0.4 million in 2006. The increase in research and development expenses from 2007 to 2008 by $0.7 million, or 12%, was primarily due to an increase of $0.4 million in payroll expenses, a decrease of $0.1 million in grants received from the Chief Scientist and an increase of $0.2 million in other costs, mainly overhead. The increase in payroll reflects the hiring of additional personnel required to improve and expand our product offering.  The increase in research and development expenses from 2006 to 2007 by $1.7 million, or 40%, was primarily due to an increase in the number of our research and development personnel and related payroll costs, which resulted in an increase of $0.6 million in payroll, a decrease of $0.2 million in grants received from the Chief Scientist, an increase of $0.3 million in subcontractors' costs and an increase of $0.6 million in other costs, mainly overhead.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $16.0 million, or 31% of revenues, in 2008, compared with $13.2 million, or 33% of revenues, in 2007 and $10.3 million, or 32% of revenues, in 2006. The increase in the selling and marketing expenses from 2007 to 2008 of $2.8 million, or 21%, was due to an increase in the number of employees, resulting in an increase of $2.1 million in payroll expenses and an increase in our selling and marketing activities of $0.7 million. These increases reflect the hiring of additional direct-sales employees, additional investment in channel activities and additional direct marketing activities, such as trade shows and other customer events. The increase in the selling and marketing expenses from 2006 to 2007 of $2.9 million, or 28%, was due to an increase in the number of employees, resulting in an increase of $1.7 million in payroll expenses, an increase in our selling and marketing activities of $1.1 million and an increase in amortization of stock-based compensation of $0.1 million. These increases reflect the hiring of additional direct-sales employees, costs relating to the formation of our office located in Japan, additional investment in channel activities and additional direct marketing activities, such as trade shows and other customer events.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $5.4 million, or 10% of revenues, in 2008, compared with $4.4 million, or 11% of revenues, in 2007 and $3.7 million, or 11% of revenues, in 2006. The increase of $1.0 million in general and administrative expenses from 2007 to 2008 was primarily due to an increase in payroll expenses of $0.7 million and an increase of $0.3 million in other general and administrative expenses. The increase of $0.7 million in general and administrative expenses from 2006 to 2007 was primarily due to an increase in payroll expenses of $0.2 million, an increase of $0.4 million in other general and administrative expenses and an increase in amortization of stock-based compensation by $0.1 million.

Interest Income, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.1 million, or 0% of revenues, in 2008, compared with $0.9 million, or 2% of revenues, in 2007 and $0.5 million, or 1% of revenues, in 2006. The decrease in interest income from 2007 to 2008 was attributable to a combination of losses due to foreign currency exchange rate fluctuations and lower returns on our investments due to lower interest rates. The increase in interest income from 2006 to 2007 was attributable to a combination of an increase in our cash and investments and improved returns on our investments.

Other Income

In September 2006, our office located in Tel Aviv was damaged by fire. The majority of losses we suffered in the fire were covered by our insurance policies.

20-F ClickSoftware Technologies Ltd.	Page 30

In 2007, we recognized other income of $0.4 million, reflecting the funds we received from our insurance company in connection with this claim.

Income Taxes

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. We established a valuation allowance for the full amount of the tax benefits since, in previous years, the realization of net operating loss carry-forwards and deductible temporary differences was less likely than not. For 2008, based on historical taxable income from continuing operations and projections for future taxable income, we reversed part of the valuation allowance since we determined that it is more likely than not that some of our deferred tax assets will be realized. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits of $1.9 million in 2008.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United Kingdom, the United States, Germany, Australia, Japan and Belgium. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2008, net operating loss carry forwards in Israel amounted to approximately $24 million, compared with approximately $24 million in 2007. Additional tax loss carry forwards of approximately $24 million and $5.1 million remain attributable to our U.S. subsidiary and our European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2012 through 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Net Income

Net income for 2008 was $8.1 million, or 16% of revenues, compared with net income of $2.6 million, or 7% of revenues, in 2007 and net income of $2.1 million, or 7% of revenues, in 2006.

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar.  A significant portion of our research and development expenses and other expenses are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euro and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates.  In 2008, 65% of our expenses and 43% of our revenues were incurred in non-U.S. dollar currencies.  In the first half of 2008, the U.S. dollar weakened against the NIS, the Euro and the Australian dollar, resulting in increases in our expenses in absolute U.S. dollar terms. However, in the second half of 2008, this trend reversed and the U.S. dollar strengthened against most major currencies, including against the NIS, the Euro and the Australian dollar, resulting in a lowering of our expenses in absolute U.S. dollar terms. See Item 3D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

5B.	Liquidity and capital resources

Our cash and investments increased by $7.3 million, or 29%, to $32.0 million as of December 31, 2008, compared with $24.7 million as of December 31, 2007, which was an increase of  $5.0 million, or 25%, compared with $19.8 million as of December 31, 2006. Our primary sources of cash and investments during 2008 were cash flows of $8.5 million generated from operations and $0.2 million from exercises of employee stock options. Our primary sources of cash and investments during 2007 were cash flows of $4.9 million generated from operations and $0.9 million from exercises of employee stock options.

As of December 31, 2008, we had cash and cash equivalents of $17.4 million, short-term investments of $13.9 million and long-term investments of $0.7 million. As of December 31, 2008, $0.7 million in long-term investments had been deposited with banks to secure letters of credit totaling $0.7 million, which are described below. Our cash, short-term investments and long-term investments are invested or deposited primarily in low–risk and predominantly U.S dollar denominated investments and bank deposits. The bank deposits are

20-F ClickSoftware Technologies Ltd.	Page 31

typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2008, these bank deposits had an average interest rate per annum of 2.5%.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits.  See Item 3D – “Nearly all of our cash, cash equivalents and short and long-term investments do not benefit from deposit insurance.”

	Cash and Investments December 31,
	2008	% Change	2007	% Change	2006
	(In thousands)

Cash and cash equivalents	$17,427		$9,054		$13,385
Short-term investments	13,857		15,054		5,918
Long-term investments	699		602		451
Total Cash and investments	$31,983	29%	$24,710	25%	$19,754

For the year ended December 31, 2008, net cash provided by operations was $8.5 million, comprising net income of $8.1 million, an increase in trade receivables of $0.9 million, an increase in deferred taxes of $1.9 million, a decrease in other receivables of $0.1 million, an increase in accounts payable of $1.5 million, and a decrease in deferred revenues of $0.1 million, which was partially offset by non-cash charges of $1.7 million.

For the year ended December 31, 2007, net cash provided by operations was $4.9 million, comprising net income of $2.6 million, an increase in trade receivables of $0.4 million, an increase in other receivables of $0.5 million, an increase in accounts payable of $1.3 million, and an increase in deferred revenues of $0.3 million, which was partially offset by non-cash charges of $1.6 million.

For the year ended December 31, 2006, net cash provided by operations was $5.7 million, comprising net income of $2.1 million, an increase in trade receivables of $2.3 million, a decrease in other receivables of $0.1 million, an increase in accounts payable of $1.0 million, and an increase in deferred revenues of $3.4 million, which was partially offset by non-cash charges of $1.4 million. Cash-flows generated from operations in 2006 were positively influenced by the prepayment of long-term support fees by one of our customers in the amount of $2.5 million.

In 2006, our office located in Tel Aviv was damaged by fire. As a result, we moved to a temporary location located in Givat Shmuel, Israel. The majority of losses we suffered in the fire were covered by our insurance policies. We finalized our claim with our insurance company in 2007. In total, we received $1.2 million from our insurance policy, of which $0.8 million was booked as proceeds from disposal of equipment and the remainder was booked as an offset of extra expenses incurred by us.

Net cash provided by investment activities was $1.1 million in 2008 and $1.5 million was used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements (of which $0.6 million was for investment in new company offices to which we moved in 2009). Net cash used in investment activities was $10.1 million in 2007, consisting of $9.3 million invested primarily in deposits, $0.4 million provided by insurance company proceeds for disposal of equipment and $1.2 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements. Net cash used in investment activities was $3.2 million in 2006, consisting of $3.0 million invested primarily in deposits, $0.5 million provided by disposal of equipment and $0.7 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements.

Net cash provided by financing activities was $0.2 million in 2008, $0.9 million in 2007 and $0.5 million in 2006, in each case as a result of the exercise of employee stock options.

As of December 31, 2008, we had outstanding trade receivables of approximately $7.8 million, which represented approximately 15% of revenue in 2008. As of December 31, 2007, we had outstanding trade receivables of approximately $6.9 million, which represented approximately 17% of revenue in 2007. As of December 31, 2006, we had outstanding trade receivables of approximately $6.5 million, which represented

20-F ClickSoftware Technologies Ltd.	Page 32

approximately 20% of revenues in 2006. Our payment terms are typically between 30 and 60 days, and do not exceed 120 days. Days sales outstanding (“DSO”), calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 50 DSO as of December 31, 2008, compared with 59 DSO as of December 31, 2007, and 62 DSO as of December 31, 2006.

Since inception, we have received aggregate payments from the Chief Scientist in the amount of $8.7 million related to research and development. In return, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2008, we had paid or accrued royalties related to the results of research and development in the amount of $8.7 million, consisting of our entire commitment to the Chief Scientist. The final amount of $0.7 million was paid in 2009. However, even though we have repaid all grants received from the Chief Scientist, we are still subject to the restrictions in the Research Law regarding transfer of our intellectual property developed with the Chief Scientist’s funding. See Item 3D – Risk Factors “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future”.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and investments in computers, office equipment and office fixtures. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and expect to continue investing in computers, office equipment and office fixtures. Our ability to maintain profitability using our currently available balance of cash, cash equivalents and available credit will depend on our ability to maintain or increase our revenues while controlling our expenses.  See Item 3D – Risk factors “We may not be able to maintain profitability.”

We believe that we have sufficient cash to fund our operations for at least the next 12 months.

5C.	Research and development

We have invested significant time and resources in creating a structured process for undertaking all product development projects. These include documenting product requirements, specifying product features and workflow, developing software, performing quality assurance and creating documentation and packaging. Our research and development center in Israel is ISO 9001 compliant and continuously updates its software development procedures to maintain an ongoing improvement process and high quality products.

Our future research and development strategies will concentrate on strengthening our product offerings in decision support, forecasting, capacity and shift planning and monitoring and schedule optimization; continuing to enhance the technology and scalability of our products; continuing to improve our mobile and location-based capabilities; and continuing the development of offerings for specific vertical industries. We may explore opportunities to pursue off-shore research and development activities in India, in connection with our acquisition in 2009 of Manchitra.

We invested $6.5 million in 2008, $5.8 million in 2007 and $4.1 million in 2006 for research and development.

5D.	Trend information

We operate in the rapidly evolving market for service workforce optimization.  Field service spending remained strong in 2008 and in the beginning of 2009.  Despite the current economic downturn and disruption in financial markets, we have continued to experience strong demand for our products and services.

Large system integrators continue to build practices around the service optimization market.  Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers.  Companies in the mid-market are also seeking solutions to improve productivity.  In 2007, we introduced our IMRS initiative and our Channel Partner Program to address demand from mid-market customers.  To date, approximately 10 companies have joined our Channel Partner Program.

In 2008, the proportion of our revenues attributable to services slightly increased, while the proportion of license revenues slightly decreased. We expect license and services revenues to continue to grow in absolute terms in 2009 and that the ratio of license revenues to service revenues will be similar to the ratio in 2008.

20-F ClickSoftware Technologies Ltd.	Page 33

The global economic slowdown has adversely affected certain segments of our end-markets. For example, in 2008 we experienced lower demand from the retail and office equipment sectors. However, we experienced increased demand from other sectors, such as telecommunications and utilities. Energy Insights (an IDC company) expects information technology spending by the utility sector in the United States and in Europe, the Middle East and Africa to grow in 2009, with growth driven by the need of businesses to reduce operational expenses and by increased spending related to green initiatives.

We expect to continue to grow our revenues in 2009 despite the adverse economic conditions.  We believe that we are well positioned to benefit from the current economic downturn since companies focused on cost control are likely to demand products and services, such as our workforce optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses.  We also believe that we have a healthy backlog of orders for our products and services.  As of December 31, 2008, we had a backlog of approximately $17.9 million, compared to $20.5 million at the end of 2007.  Although our backlog at the end of 2008 was lower than at the end of 2007, our backlog level remains substantial and has increased in the beginning of 2009.

The economic downturn and disruption in financial markets may affect the competitive environment in our industry.  For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.  In April 2009, we acquired the workforce management business of Manchitra, a business based in India.  Pursuant to our business strategy, we will continue to consider merger and acquisition transactions.

In 2008, approximately 43% of our revenues and 65% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affects our reported earnings in U.S. dollars. In 2008, our operating expenses increased in absolute dollar terms due to the strengthening of the NIS and Euro against the U.S. dollar during most of the year.  In the beginning of 2009, the U.S. dollar has strengthened against each of the NIS and Euro and has remained steady against the British pound.  If this trend continues, we would expect to benefit from lower operating expenses in 2009.

This trend information discussion is subject to risks and uncertainties. See Item 5.G. “Special Note Regarding Forward-Looking Statements.”

5E.           Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5B above and Item 5F below, we do not have any off-balance sheet arrangements.

5F.           Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2008:

Commercial Commitments	Total Amounts Committed (in thousands)	Amount of Commitment Expiration Per Period (in thousands)
		2009
Guarantees/Letters of Credit	$699	$699

Contractual Obligations	Payments due by period (in thousands)
	Total	2009	2010	2011-2012	2013-2014
Lease Obligations	$4,923	$1,110	$1,134	$1,835	$844

20-F ClickSoftware Technologies Ltd.	Page 34

We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2008, contingent liabilities on outstanding letter of credit agreements aggregated $0.7 million.  We expect to renew most of these letters of credit. The letters of credit are secured by $0.7 million in deposits to cover potential payments under the guarantees.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	61	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	46	Executive Vice President and Chief Financial Officer
Hannan Carmeli	50	President and Chief Operating Officer

DR. MOSHE BENBASSAT co-founded ClickSoftware in 1979 and has served as our Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to 1999, Dr. BenBassat served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

20-F ClickSoftware Technologies Ltd.	Page 35

SHMUEL ARVATZ has served as our Executive Vice President and Chief Financial Officer since 2002. Mr. Arvatz serves as a member of the board of directors and member of the audit committee of MIND CTI Ltd., an Israeli software company.  Prior to joining ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. From 1999 to 2001, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd.), a telecommunications equipment provider. Mr. Arvatz holds a Bachelor of Arts degree in Accounting and Economics from Bar-Ilan University in Tel Aviv, Israel and is a Certified Public Accountant in Israel.

HANNAN CARMELI has served as our Chief Operating Officer since 2006 and as our President since 2008.  Previously, he served as our Executive Vice President of Sales & Professional Services and managed our Professional Services organizations worldwide. From 1996 to 2000, Mr. Carmeli held various executive roles, including General Manager of the ClickFix Division as well as Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held research and development and field positions with various software vendors ranging from software development through product management and sales management. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute of Technology in Haifa, Israel and a Master of Science degree in Computer Science from Boston University.

Our executive officers serve at the discretion of our board of directors. The employment of each of our executive officers is at will and may be terminated at any time, with or without cause, subject to contractual notice provisions.

There are no family relationships between any members of our executive management and our directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

Directors

Our articles of association provide for a board of directors of not less than two members nor more than eleven members. Except for External Directors (as defined in the Companies Law), all directors are classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the members of each class to hold office until their successors have been duly elected and qualified. At each annual meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of their election and until their successors have been duly elected and qualified.

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
James W. Thanos, Class I	60	2010	X		X
Roni A. Einav, Class II	65	2011	X			X
Gil Weiser, Class II	67	2011	X	X	X
Moshe BenBassat, Class III	61	2009
Naomi Atsmon, external director	56	2009	X	X		X
Dan Falk, external director (1)	64	2009	X	X	X	X

(1) “Financial Expert” as required by the Companies Law and Nasdaq rules with respect to membership on the Audit Committee.  See Item 16A below.

20-F ClickSoftware Technologies Ltd.	Page 36

JAMES THANOS has served as a director since 2000.  Mr. Thanos served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc., an e-commerce software company from 1999 to 2002. From 1998 to 1999, Mr. Thanos served as BroadVision’s Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide Sales at Aurum Software, a sales force automation company. Mr. Thanos is a member of the board of directors of SupportSoft, Selectica and Corticon.  Mr. Thanos holds a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

RONI EINAV has served as a director since 2000.  Mr. Einav is the founder and General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures. From 1983 to 1999, Mr. Einav served as Chairman of New Dimension Software, Ltd., a systems software company he founded, which was subsequently acquired by BMC Software. Mr. Einav was a founder of Eurekify, a security software company, in 2002 and served as its director and chairman until 2008, when Eurekify was acquired by CA.  Mr. Einav serves on the board of directors of Advantec, XciTel, Impactia, M-Photo and Gimao, as well as on the advisory board of Xenia.   Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada, Axxana, CeDimension, ComDa, Einav Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering, as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years, with experience ranging from design engineering to management of international companies, as well as community and public activities. Mr. Weiser is currently the Chief Executive Officer of Orsus Solutions Ltd., an Israeli high-tech company, and is a member of the board of directors of Fundtech and Infocall. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange from 2002 to 2004, as well as other hi-tech companies.  From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communication company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree from the University of Minnesota in Minneapolis.

NAOMI ATSMON has served as a director since 2003.  Ms. Atsmon was employed by Amdocs Ltd., a customer care and billing software company, from 1986 through 2002. From 1997 to 2002, Ms. Atsmon served as a Division President at Amdocs Ltd., managing large scale billing projects for telephone companies in North America and Europe, with overall responsibility for the profit and loss statement of the division. From 1994 to 1997, Ms. Atsmon served as a Vice President at Amdocs Ltd. From 1991 to 1994, she was a director for Amdocs Ltd. in charge of software development and customer relations with one of the largest telephone companies in the United States. Prior to joining Amdocs Ltd., Ms. Atsmon was a project manager at Bank Hapoalim, in charge of a large financial project for the bank controller. From 1976 to 1981, Ms. Atsmon was a system analyst with Agrexco Ltd. Ms. Atsmon also serves as a board member of Jacada Ltd., a software provider. Ms. Atsmon holds a Bachelor of Science degree in Management & Industrial Engineering from the Technion Institute, and studied business administration at Tel-Aviv University.

DAN FALK has served as a director since 2003.  Mr. Falk serves as Chairman of Orad Hi-Tech Systems Ltd. and Chromagen Ltd and is also a member of the board of directors of Orbotech Ltd., Nice Systems Ltd., Plastopil Ltd., Nova Measuring Systems Ltd., Attunity Ltd., Jacada Ltd., Ormat Technology, Inc. (publicly traded on NYSE), Poalim Ventures I, AVT Ltd., Amiad Filtration Systems Ltd. and Oridion Medical Ltd. From 1999 to 2000, Mr. Falk served as President and Chief Operating Officer of Sapiens International Corporation N.V., a company engaged in the development of software solutions for large-scale, cross-platform systems. Mr. Falk was Executive Vice President of Orbotech Ltd., a high technology company, from 1995 to 1999, and between 1994 and 1995 served as its Executive Vice President and Chief Financial Officer. From 1992 until 1994, Mr. Falk was Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk was Director of Finance and Chief Financial Officer of Orbot Systems, predecessor of Orbotech Ltd., from 1985 until 1992. Mr. Falk received a Master of Business Administration degree in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

20-F ClickSoftware Technologies Ltd.	Page 37

6B.	Compensation

The aggregate amount of compensation paid to all of our directors and officers in 2008 was $1.7 million in salaries, directors’ fees, and bonuses, compared to $1.3 million in 2007. In addition, we granted 295,000 options to our officers and directors at an average exercise price of $2.45 per share.  Options expire seven to ten years after the date of the grant.

The employment agreements of the executive officers provide that the employment relationship is “at-will” and may be terminated at any time by either us or the executive. The agreements provide that in the event the executive resigns his employment or the executive is terminated by us without cause, the executive will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination for Dr. BenBassat and three months of base salary as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they may receive bonuses based on achieving company goals on revenues and operating profit, and based on achieving personal performance-related goals.  The goals for our Chief Executive Officer are determined on an annual basis by the Compensation Committee, and the goals for our executive officers are determined by the Chief Executive Officer.

6C.	Board practices

We are subject to the provisions of the Companies Law, which requires, in part, that Israeli companies whose shares have been offered to the public in or outside of Israel appoint at least two external directors (as such term is defined in the Companies Law) to serve on their board of directors.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of employment, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees.

We have entered into indemnification agreements with our directors and senior management in an attempt to ensure continued service in an effective manner.  The indemnification agreements provide protection against personal liability due to an act performed or failure to act in the capacity as a director or officer.  See Section 5F.

External and Independent Directors

Under Israeli law, publicly held Israeli companies, such as us, are required to appoint at least two external directors, each of whom must also serve on the audit committee. All other board committees exercising powers delegated by the board of directors must include at least one external director. Our external directors must be appointed by the holders of a majority of our ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. An external director is appointed for an initial term of three consecutive years, and may be reappointed for an additional three-year term, subject to certain conditions under Israeli law.

Dan Falk and Naomi Atsmon each serves as an external director. On March 31, 2009 Dr. Israel Borovich resigned from our board of directors after it was determined that the duration of his service as an external director exceeded the length permissible by Israeli law.

Israeli law further requires that at least one external director have financial and accounting expertise, and that at least one other external director have professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under relevant regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business.

20-F ClickSoftware Technologies Ltd.	Page 38

Dan Falk was determined by our board of directors to be a financial and accounting expert and Naomi Atsmon was determined to have professional competence, each as determined by Israeli law.

Audit Committee

The audit committee consists of Ms. Atsmon, Mr. Falk and Mr. Weiser, each of whom is “independent,” as such term is defined under Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers. Our board of directors has determined that Mr. Falk also qualifies as a “financial expert” within the meaning of SEC and Nasdaq rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our company and our subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. Functions of the audit committee include:

•	to assist our board of directors to oversee our accounting and financial policies, internal controls, and financial reporting practices;
•	to maintain and facilitate communication between our board of directors and our financial management and our auditors;
•	through, among other things, consultation with our internal and external auditors, to detect irregularities in the management of our business and our internal controls procedures;
•	to communicate on a regular basis with our outside auditors and review their operation and remuneration;
•	to decide whether to approve acts or related-party transactions involving directors, executive officers, controlling shareholders and third parties;
•	to monitor generally the services provided by our external auditors to ensure their independence;
•	to review, and either approve or disapprove, all audit and non-audit services provided by external auditors;
•	to receive reports from our external and internal auditors who report regularly to the audit committee at its meetings;
•
to discuss with our external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements, as and when it deems it appropriate to do so; and

•	be responsible for the appointment, compensation, retention and oversight of the work of our external auditors.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee’s responsibilities.

Compensation Committee

Our compensation committee consists of Mr. Thanos, Mr. Weiser, and Mr. Falk, and meets as necessary several times per year regarding employee compensation matters. Functions of the compensation committee include:

•	to discharge the responsibilities of the board of directors relating to compensation of executive officers; and
•	to establish a compensation structure which allows us to attract and retain executive officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Einav, Ms. Atsmon, and Mr. Falk, and meets as necessary regarding the selection and nomination of qualified candidates for election to the board of directors. Functions of the corporate governance and nominating committee include:

20-F ClickSoftware Technologies Ltd.	Page 39

•	reviewing board structure, composition, and practices, and making recommendations on these matters to the board; and
•	overseeing and monitoring our compliance with legal and regulatory requirements, except as compliance relates to financial statements or accounting matters (which is the duty of the audit committee).

6D.           Employees

At December 31, 2008, we employed 226 full time employees.  Of these employees, 120 were based in Israel, 44 in the United States, 20 in Asia Pacific and 42 in Europe. In addition, pursuant to the terms of our acquisition of the workforce management business of Manchitra in April 2009, approximately 25 employees based in India joined us.  We plan to retain these employees.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2008:

	Year Ended December 31,
Department	2008	2007	2006

Services	87	79	79
Research & Development	47	52	45
Sales and Marketing	57	57	41
General and Administrative	35	32	29
Total	226	220	194

In addition to the number of full-time employees listed above, as at December 31, 2008 we had 22 full-time contractors in Israel who work at an offsite location, focusing on quality assurance.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) ("Bargaining Agreements") apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses amounted to $739,000 in 2008, $700,000 in 2007, and $603,000 in 2006. These increases were largely attributable to exchange rate translations.  We obtain and maintain for all of our employees’ pension funds or manager's insurance as required by the above Bargaining Agreements.

We typically maintain non-competition agreements with our employees which prohibit them, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to enforce these non-competition agreements and our competitors may be able to benefit from the expertise of our former employees.

20-F ClickSoftware Technologies Ltd.	Page 40

6E.	Share ownership

As of March 31, 2009, each of our executive officers and directors beneficially owned less than 1% of our ordinary shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 3,600,255 shares (or 12.5% of our outstanding shares) and 1,244,475 options for the purchase of our ordinary shares.

The following table summarizes information about the options for the purchase of our ordinary shares owned by Dr. Moshe BenBassat that were outstanding and exercisable as of March 31, 2009:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 31, 2009	EXPIRATION DATE
1.3	250,000	2013
1.83-1.95	962,392	2009-2013
4.43	32,083	2014
	1,244,475

Stock Option Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our ordinary shares.

Our umbrella stock option plan was adopted in 2000.  During 2003, the board of directors increased the reserve for grants under the umbrella option plan, the Amended and Restated 2000 Share Option Plan (the “Plan”), by 400,000 options effective January 1, 2004. During 2005, the board of directors increased the reserve for grants under the Plan by 450,000 options effective January 1, 2006.  During 2006, the board of directors ratified an automatic increase of the reserve for grants under the Plan by 1,250,000 options effective January 1, 2007.  During 2007, the board of directors ratified an automatic increase of the reserve for grants under the Plan by 1,250,000 options effective January 1, 2008. During 2008, the board of directors ratified an automatic increase of the reserve for grants under the Plan by 900,000 options effective January 1, 2009.

In 2001 we adopted the 2000 Approved U.K. Share Scheme for our employees located in the United Kingdom and in 2003 we adopted the 2003 Israeli Share Option Plan for our employees located in Israel, both of which were adopted in accordance with the Plan.

We also adopted an Employee Stock Purchase Plan (ESPP) in 2000, details of which are set forth in Note 12(C) of the consolidated financial statements appearing elsewhere in this annual report.

The purpose of the Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in us. The Plan will expire in 2014, unless terminated earlier by the board of directors.

The Plan is administered by our board of directors or a committee of our board of directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options. Options generally have a term of between seven and ten years. Earlier termination may occur if the employee’s employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted.

Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto is determined by our board of directors or a committee of our board of directors. The board of directors or such committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally consists of cash, but may include a recourse promissory note.

The ordinary shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which the options were granted or the shares were issued.

20-F ClickSoftware Technologies Ltd.	Page 41

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our ordinary shares as reported by Nasdaq on the date prior to the date of grant for stock options.

Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years.  Vesting is conditional upon the employee remaining continuously employed by us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major shareholders

The following table sets forth, as of March 31, 2009, the total number of ordinary shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

	Ordinary Shares Beneficially Owned

Name and Address	Number	Percent
Dr. Moshe BenBassat (1)	4,844,730	16.2%
G. Nicholas Farwell (2)	2,836,660	9.9%
Austin W. Marxe and David M. Greenhouse (3)	2,476,142	8.6%
Officers and directors as a group (4) (8 persons)	5,727,518	19.2%

(1)
Includes, in addition to the ordinary shares held by Dr. BenBassat (i) 1,244,475  options for ordinary shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above and (ii) 2,213,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.

(2)	As reported on Amendment No. 1 to the schedule 13G filed with the SEC on February 13, 2009 by G. Nicholas Farwell.

(3)
As reported on Amendment No. 4 to the Schedule 13G filed with the SEC on February 13, 2009 in a joint filing by Austin W. Marxe and David M. Greenhouse.  Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(4)
Includes (i) 2,103,891 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above, and (ii) 2,213,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.  Does not include 385,000 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2005		2008
		%		%
Total shares	27,634,707		28,655,670
Dr. Moshe BenBassat	5,596,689	19.5%	4,844,730	16.2%
G. Nicholas Farwell	3,008,100	10.9%	2,836,660	9.9%
Austin W. Marxe and David M. Greenhouse	4,622,397	16.7%	2,476,142	8.6%

Our major shareholders do not have different voting rights from each other or other shareholders.

20-F ClickSoftware Technologies Ltd.	Page 42

7B.	Related party transactions

During the past three years, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time.

In 2008, we entered into a reseller agreement with Plataine Ltd. (formerly known as Nester Ltd.) (“Plataine”), a company controlled by Dr. Moshe BenBassat, under which Plataine will sell our products. As of December 31, 2008, we had not generated any revenues in connection with this agreement.

We have also entered into other agreements with Plataine, pursuant to which we provided Plataine certain administrative activities.  This arrangement was terminated at the end of 2007.  The following table sets forth information with respect to these arrangements:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)

Amounts received by us from Plataine for general and administrative expenses:	$-	$16	$25

7C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales in 2008 were $51.7 million, or 98.9% of revenues, compared with $39.9 million, or 99.8% of revenues, in 2007, and $32.1 million, or 99.1% of revenues, in 2006.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

Since our inception, we have retained all earnings for use in our business. We have never declared or paid cash dividends and have no intention to pay any cash dividends on our capital stock in the foreseeable future.

8B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2008.

20-F ClickSoftware Technologies Ltd.	Page 43

ITEM 9.	THE OFFER AND LISTING

9A.	Offer and listing details

Our ordinary shares are listed for trading on Nasdaq.  The following table sets forth for the periods listed the high and low closing prices of our ordinary shares on Nasdaq.  These prices are over-the-counter market quotations which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Annual Information	($)	($)
2004	5.28	1.20
2005	2.89	1.28
2006	3.56	1.40
2007	6.84	2.91
2008	4.00	1.81
Quarterly Information
First quarter 2007	4.07	3.07
Second quarter 2007	4.01	2.91
Third quarter 2007	6.49	3.77
Fourth quarter 2007	6.84	3.36
First quarter 2008	4.00	2.55
Second quarter 2008	3.17	2.77
Third quarter 2008	2.90	2.00
Fourth quarter 2008	2.90	1.81
Monthly Information
October 2008	2.90	1.93
November 2008	2.89	2.06
December 2008	2.30	1.81
January 2009	2.25	2.88
February 2009	3.04	2.11
March 2009	3.81	2.68

9B.	Plan of distribution

Not applicable.

9C.	Market for ordinary shares

Our ordinary shares have been quoted on the Nasdaq Capital Market since August 29, 2002 under the symbol CKSW (except between November 6, 2002 and March 6, 2003, when they were quoted under the symbol CKSWE).  Prior to that, our ordinary shares had been quoted on the Nasdaq National Market since June 22, 2000.

9D.	Selling shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the issue

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 44

ITEM 10.	ADDITIONAL INFORMATION

10A.	Share capital

Not applicable.

10B.	Memorandum and articles of association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 510829971. Section 2 of our articles of association provides that we may engage in any type of lawful business as may be determined by our board of directors from time to time.

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

Once the office holder in the company complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association.  If the transaction is with a third party in which the office holder in the company has a personal interest, the approval must confirm that the transaction is not adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by the shareholders.

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

Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction.  If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

20-F ClickSoftware Technologies Ltd.	Page 45

Arrangements regarding compensation of directors require the approval of the Compensation Committee, Audit Committee, our board of directors and the shareholders.

Rights, preferences and restrictions of shares

General.  Our share capital is NIS 2,100,000, divided into: (i) 97,000,000 ordinary shares of NIS 0.02 nominal value each (“Ordinary Shares”); (ii) 3,000,000 Non-Voting Ordinary Shares of NIS 0.02 nominal value each, and (iii) 5,000,000 Special Preferred Shares of NIS 0.02 nominal value each.  Our Ordinary Shares do not have preemptive rights.

The Ordinary Shares do not have cumulative voting rights in the election of directors.  As a result, the holders of Ordinary Shares that represents more than 50% of the voting power have the power to elect all the Directors.

Dividend and liquidation rights.  Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

Transfer of shares. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.  Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive at least 10 days and not more than 60 days prior notice of any such meeting.  For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll.  Our articles of association do not permit cumulative voting and it is not mandated by Israeli law.  Votes may be given either personally or by proxy. A proxy need not be a shareholder.  If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy.  If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights.  A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights or one or more shareholders who hold in the aggregate at least 5% of our voting rights.

Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us.  Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

20-F ClickSoftware Technologies Ltd.	Page 46

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

Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

           Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

Modification of Class Rights

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class.  The provisions of our articles of association relating to general meetings shall apply, mutatis mutandis, to every such separate general meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.

Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.  These conditions provide for the minimum shareholder approvals permitted by the Israeli Companies Law.

Restrictions on Shareholders Rights to Own Securities

Our articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Potential Issues that Could Delay a Merger

Our articles of association provides for a staggered board of directors, which could delay, defer or prevent a change of control. In addition, certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.  For example, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as the Investment Center.  See Item 3.D – Risk factors “We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.”

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Our memorandum of association and articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Israeli Companies Law.

20-F ClickSoftware Technologies Ltd.	Page 47

10C.	Material contracts not in the ordinary course of business

We have entered into an employment agreement with Moshe BenBassat, our Chief Executive Officer.   The agreement provides that the employment relationship is “at-will” and may be terminated at any time by either us or Dr. BenBassat with or without cause.  The agreement provides that in the event Dr. BenBassat’s employment is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of base salary as of the date of termination.  Dr. BenBassat is entitled to full acceleration of option vesting in the event of a change in control.  The right to receive the contractual severance benefits set forth above will immediately terminate if Dr. BenBassat is terminated for cause, as defined in the employment agreements.  The agreement provides for an annual base salary of $300,000 and an annual performance bonus not to exceed 200% of annual base salary, which amount shall be set by the Compensation Committee.

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

Israel Corporate Tax Considerations

General Corporate Tax Structure

Income not eligible for “Approved enterprise” benefits is taxed in 2008 at a regular corporate tax rate of 27% (29% in 2007 and 31% in 2006).  The tax rate will be reduced in subsequent tax years as follows: in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

20-F ClickSoftware Technologies Ltd.	Page 48

However, the effective rate of tax payable by a company which derives income from an “Approved Enterprise” may be considerably lower – see discussion below.

Law for the Encouragement of Capital Investments, 1959

General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Pursuant to the Investment Law, an Industrial Company is a company resident in Israel, if at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

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

20-F ClickSoftware Technologies Ltd.	Page 49

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

20-F ClickSoftware Technologies Ltd.	Page 50

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

Under the Research Law, research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program’s expenses. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist had to be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (or, for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

Generally, the Research Law requires that the manufacturing of any product developed through research and development funded by the Government of Israel shall be in Israel. It also provides that know-how from the

20-F ClickSoftware Technologies Ltd.	Page 51

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a)  the earned income track through a trustee pursuant to which the optionee pays income tax rate as  earned income (according to the marginal tax rate of the optionee - up to 47% tax in 2008) plus payments to the

20-F ClickSoftware Technologies Ltd.	Page 52

National Insurance Institute and  health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes.  The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date the stock options were granted and deposited with a trustee; or

(b)  the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. However, if the underlying shares are listed in a stock exchange or will be listed within 90 days after the date of grant, then the difference (if any) between the average value of the underlying shares within 30 days prior to date of grant or 30 days subsequent to the date of the listing of the shares, as appropriate, and the exercise price is taxed as earned income rather than capital gain. The optionee is not required to make payments to the National Insurance Institute and health tax in respect of the portion of the income classified as capital gain.  The Company may not recognize expenses relating to the options for tax purposes except in respect of the portion of income recognized as earned income. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months from the date the stock options were granted and deposited with a trustee ; or

(c)  the track without a trustee pursuant to which the optionee pays income tax rate as earned income (according to the marginal tax rate of the optionee up to 47% tax in 2008) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

20-F ClickSoftware Technologies Ltd.	Page 53

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 47% in 2008) and the regular corporate tax rate for corporations (27% in 2008) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 – 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders.  In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 54

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

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 55

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

20-F ClickSoftware Technologies Ltd.	Page 56

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

20-F ClickSoftware Technologies Ltd.	Page 57

10F.	Dividends and paying agents

Not applicable.

10G.	Statement by experts

Not applicable.

10H.	Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We publish unaudited interim financial information after the end of each quarter.  We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

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

Foreign Currency Exchange Rate Risk.  We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2008, 57% of our revenues and 35% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euro.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euro, British pounds, NIS and Australian dollars.  Any change between the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.   We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments.  At December 31, 2008, we had short forward exchange contracts to sell up to Euro 3.2 million for a total amount of $4.5 million, GBP 1.17 million for a total amount of $1.7 million, AUD 0.8 million for a total amount of $0.5 million, CAD 0.2 million for a total amount of $0.2 million and NIS 18.6 million for a total amount of $4.8 million.

20-F ClickSoftware Technologies Ltd.	Page 58

Interest Rate Risk.  As of December 31, 2008, we had cash, cash equivalents and short-term investments of $31.3 million, which consist mainly of cash and short-term bank deposits with major banks. Of this, a total of $4.3 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates would have an immaterial impact on our business, financial condition and results of operations.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2008 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2009
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash, bank deposits and money market funds	$17,427
Average interest rate	0.8%
Bank deposits	$13,857
Average interest rate	2.5%

B) Long-term debts:
None.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 59

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008 (the Evaluation Date). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)  Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only a management's report in this annual report.

(d)  Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

20-F ClickSoftware Technologies Ltd.	Page 60

ITEM 16A.	Audit Committee Financial Expert.

Our audit committee consists of Dan Falk, Naomi Atsmon and Gil Weiser.  Our board of directors has determined that Mr. Falk qualifies both as an independent member of the audit committee and as an audit committee financial expert, as such terms are defined under Exchange Act rules.  Mr. Falk also qualifies as an independent director as required by Nasdaq rules.

ITEM 16B.	Code of Ethics.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal controller, and to persons performing similar functions.  Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.	Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our independent public accountants for each of the three years ended December 31, 2008.

Audit Fees.

Audit fees in 2008 amounted to approximately $93,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2008 and the review of our financial statements during 2008. Audit fees in 2007 amounted to approximately $85,000 and primarily related to professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2007 and the review of our financial statements during 2007.

Audit-Related Fees.

None.

Tax  Fees.

Tax fees billed to us by Brightman Almagor Zohar & Co. in 2008 amounted to approximately $6,000 and primarily related to tax services.  Tax fees billed to us by Brightman Almagor Zohar & Co. in 2007 amounted to approximately $4,000 and primarily related to tax services.

All Other Fees.

All other fees amounted to approximately $0 in 2008 and $3,000 in 2007 and primarily related to Sarbanes-Oxley compliance.

Pre-Approval of Auditors’ Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent auditors and, if requested by the board of directors, is also responsible for pre-approving services provided by other public accounting firms (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). Absent such a request from the board of directors, our management approves the non-audit services provided to us by accountants other than the auditors and provides periodic reports to the audit committee regarding such services. 100% of the non-audit services provided to us by the independent auditors in 2008 and 2007 were either pre-approved by the full audit committee, or by Dan Falk, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee).

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 61

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

Under Nasdaq Marketplace Rule 4350 ("Rule 4350"), foreign private issuers, such as us, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350 must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. We have provided Nasdaq with a notice of non-compliance with respect to certain Nasdaq rules. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies.

We have chosen to follow our home country practice in lieu of the requirements of Rule 4350(b)(1)(A), relating to an issuer's furnishing of its annual report to shareholders. However, we post our annual report on Form 20-F on our web site as soon as practicable following the filing of the annual report on Form 20-F with the SEC.

20-F ClickSoftware Technologies Ltd.	Page 62

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 27, 2009

20-F ClickSoftware Technologies Ltd.	Page 64

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	DECEMBER 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$17,427	$9,054
Short-term investments (Note 3 & Note 10b)	13,857	15,054
Trade receivables, net of allowance for doubtful accounts of $352 and $269 as of December 31, 2008 and 2007, respectively (Note 4)	7,825	6,883
Deferred taxes (Note 13)	1,940	-
Other receivables and prepaid expenses (Note 5)	1,071	1,040
Total Current Assets	42,120	32,031

Long-Term Investments (Note 6 & Note 10b)	699	602
Severance Pay Deposits (Note 7)	1,218	1,163
Property and Equipment, Net (Note 8)	2,125	1,437

TOTAL ASSETS	$46,162	$35,233

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses (Note 9)	$8,780	$7,281
Deferred revenues	5,442	5,803
Total Current Liabilities	14,222	13,084

Long-Term Liabilities:
Accrued severance pay (Note 7)	2,653	2,418
Deferred revenues	3,201	2,919
Total Long-Term Liabilities	5,854	5,337

Total Liabilities	20,076	18,421

Commitments and Contingencies (Note 10)

Shareholders' Equity (Note 11):
Special preferred shares NIS 0.02 par value
Authorized – 5,000,000 as of December 31, 2008 and 2007; no issued and outstanding shares as of December 31, 2008 and 2007;
Ordinary shares of NIS 0.02 par value: Authorized -- 100,000,000 as of December 31, 2008 and 2007; Issued – 28,694,670 shares as of December 31, 2008 and 28,549,345 as of December 31, 2007; Outstanding – 28,655,670 shares as of December 31, 2008 and 28,510,345 shares as of December 31, 2007;	116	115
Additional paid-in capital	74,771	73,803
Accumulated other comprehensive income	194	-
Accumulated deficit	(48,952)	(57,063)
	26,129	16,855
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders’ equity	26,086	16,812

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$46,162	$35,233

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 65

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2008	2007	2006
Revenues (Note 12):
Software license	$19,819	$15,602	$12,145
Services	32,443	24,417	20,286
Total revenues	52,262	40,019	32,431

Cost of revenues:
Software license	1,933	2,358	1,979
Services	16,146	12,937	10,582
Total cost of revenues	18,079	15,295	12,561

Gross profit	34,183	24,724	19,870

Operating expenses:
Research and development expenses	6,569	5,927	4,498
Less – participation by the Chief Scientist of the Government of Israel (Note 10a)	110	160	385
Research and development expenses, net	6,459	5,767	4,113
Selling and marketing expenses	16,002	13,203	10,337
General and administrative expenses	5,446	4,399	3,671
Total operating expenses	27,907	23,369	18,121
Operating income	6,276	1,355	1,749
Other Income	-	404	-
Interest income, net	149	899	484
Net income before taxes	6,425	2,658	2,233
Tax benefit (Taxes on income) (Note 13)	1,686	(50)	(95)
Net income	$8,111	$2,608	$2,138

Basic net income per share	$0.28	$0.09	$0.08
Diluted net income per share	$0.27	$0.09	$0.08
Shares used in computing basic net income per share	28,564,496	28,254,926	27,767,748
Shares used in computing diluted net income per share	29,503,217	29,794,261	28,442,887

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 66

	CLICKSOFTWARE TECHNOLOGIES LTD.
	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
	(in thousands, except share data)
	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total

Balance as of December 31, 2005	27,634,707	$111	$71,220	$(216)	$(61,809)		$(43)	$9,263

Employee options exercised	359,919	2	472	-	-		-	474
Stock-based compensation expense related to employees and consultants (1)	-	-	513	153	-		-	666
Net Income	-	-	-	-	2,138		-	2,138

Balance as of December 31, 2006	27,994,626	$113	$72,205	$(63)	$(59,671)		$(43)	$12,541

Employee options exercised	515,719	2	885	-	-		-	887
Stock-based compensation expense related to employees and consultants (1)	-	-	713	63	-		-	776
Net Income	-	-	-	-	2,608		-	2,608

Balance as of December 31, 2007	28,510,345	$115	$73,803	$-	$(57,063)		$(43)	$16,812

Employee options exercised	145,325	1	189	-	-		-	190
Stock-based compensation expense related to employees and consultants	-	-	779	-	-		-	779
Accumulated other comprehensive income (2)						194		194
Net Income	-	-	-	-	8,111		-	8,111

Balance as of December 31, 2008	28,655,670	$116	$74,771	$-	$(48,952)	$194	$(43)	$26,086

(1)	$63,000 and $153,000 were amortized during 2007 and 2006 as deduction from Revenues
(2)	Gain on derivatives designated for cash flow hedge

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 67

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	YEAR ENDED DECEMBER 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income to net cash provided by operating activities:

Net income	$8,111	$2,608	$2,138
Depreciation	752	615	438
Stock-based compensation	779	776	666
Severance pay, net	180	220	209
Other	15	(1)	(8)
Trade receivables	(942)	(418)	(2,347)
Deferred taxes	(1,940)	-	-
Other receivables	163	(491)	130
Accounts payable and accrued expenses	1,499	1,336	1,021
Deferred revenues	(79)	267	3,424
Net cash provided by operating activities	8,538	4,912	5,671

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from realization of (purchase) of investments	1,100	(9,287)	(2,994)
Proceeds from disposal of equipment	-	404	452
Purchases of equipment	(1,455)	(1,247)	(683)
Net cash used in investing activities	(355)	(10,130)	(3,225)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee options exercised	190	887	472
Net cash provided by financing activities	190	887	472
Increase (decrease) in cash and cash equivalents	8,373	(4,331)	2,918
Cash and cash equivalents at beginning of year	9,054	13,385	10,467
Cash and cash equivalents at end of year	$17,427	$9,054	$13,385

Supplemental cash flow information:
Cash paid for interest	$6	$1	$6

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 68

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AS OF DECEMBER 31, 2008 AND 2007 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006)
(IN THOUSANDS OF DOLLARS)

NOTE 1 -- GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of workforce and service management products and solutions.  The Company’s products and solutions incorporate best business practices, key business functions of field service operations, and sophisticated decision-making algorithms that enable its customers to more efficiently manage their field service operations in a scalable, integrated manner.

The Company’s Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company’s Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.

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

20-F ClickSoftware Technologies Ltd.	Page 69

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Bank deposits with maturities of more than three months but less than one year are included in short-term investments.

Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions in the United States, Europe and Israel. Nearly all of our cash and investments is not insured by the FDIC or other similar governmental insurance limits. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe and the United States. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

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

In accordance with SOP 97-2, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable, collection of the license fees is considered probable and vendor-specific objective evidence (VSOE) of the fair value of undelivered elements exists.

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element of the arrangement based on the relative fair values of the elements. The Company determines the fair value of each element in multiple-element arrangements based on vendor specific objective evidence, or VSOE. The Company determines the VSOE for each element according to the price charged when the element is sold separately.  For post-contract customer support, The Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, The Company determines the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions. Under the residual method, consideration is allocated to undelivered elements based upon the VSOE of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue.  The Company also enters into software arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

20-F ClickSoftware Technologies Ltd.	Page 70

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, revenue allocable to the services is recognized as the services are performed.

Revenue from software licenses that require significant customization, integration and implementation are recognized based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, the Company estimates time to completion with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Revenues from consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.  Post-contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the arrangement, usually one year.

The Company categorizes revenue as either software license revenue or services revenue. The Company allocates revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which the Company  has established the VSOE for all undelivered elements. Where the Company is unable to establish the VSOE for all undelivered elements, the Company takes a systematic approach, whereby the Company first allocates revenue to any undelivered elements for which the VSOE has been established, and then allocates revenue to any undelivered elements for which the VSOE has not been established based on management’s best estimate of the fair value of those undelivered elements. The Company then applies a residual method to determine the license fee. Management’s best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

Basic and diluted net income per share

Basic and diluted net income per share are presented in conformity with SFAS No. 128 "Earnings per Share" for all years presented. Basic and diluted net income per share have been computed using the weighted-average number of ordinary shares outstanding during the year. (See Note 11).

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of shares, excluded from the calculations of diluted net income per share, were 3,502,509, 2,236,340 and 3,610,879 for the years ended December 31, 2008, 2007 and 2006, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current accounts receivable, and accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

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

20-F ClickSoftware Technologies Ltd.	Page 71

	YEAR ENDED DECEMBER 31,
		(in thousands)
	2008	2007	2006

Cost of revenues	$115	$98	$68
Research and development expenses	108	86	61
Selling and marketing expenses	225	156	83
General and administrative expenses	331	373	301
Total	$779	$713	$513

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

The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, the Consolidated Statement of Operations for prior years has not been restated to reflect the fair value method of recognizing compensation cost relating to stock options. Share-based compensation cost relating to stock options recognized in 2006 is based on the value of the portion of the award that is ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest. The estimate is based on the Company historical rates of forfeiture.

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under SFAS No. 123R in 2008 was $779,000 and in 2007 was $713,000. Compensation cost related to stock options recognized in our Consolidated Statement of Operations in 2008 and 2007 includes (1) compensation cost for stock option awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (2) compensation cost for stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Under SFAS 123, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:(1) expected life of 4.8 years (2007 – 4.9, 2006 – 4.5); (2) dividend yield of 0% (3) expected volatility of 73% (2007 – 76%, 2006 – 96% ) and (4) risk-free interest rate of 3.2% (2007 –4.8%, 2006 – 5.1%).

Derivative financial instruments

The Company accounts for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for Fair Value hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for Fair Value Cash Flow transactions). The ineffective portion (which was immaterial during 2008, 2007 and 2006) of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. The Company elected

20-F ClickSoftware Technologies Ltd.	Page 72

not to follow the designation and documentation processes required to qualify for the hedge accounting method under SFAS 133, and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

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

The Company adopted the provisions of FASB interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109 on January 1, 2007. There was no impact as result of this adoption.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement” (“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning January 1, 2009. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The Company does not expect that the adoption of SFAS 160 will have a significant impact on its financial statements.

In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective for the company beginning January 1, 2009. The company does not expect the impact of this adoption to be material.

In April 2008, the FASB issued FSP 142-3. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for us beginning January 1, 2009. The provisions of FSP 142-3 will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The Company does not expect that the adoption of FSP 142-3 will have a significant impact on its financial statements.

20-F ClickSoftware Technologies Ltd.	Page 73

NOTE 3 -- SHORT-TERM INVESTMENTS

	DECEMBER 31,
	2008	2007
	(in thousands)
Bank Deposits and Auction Rate Security(*)	$ 13,857	$ 15,054
	$ 13,857	$ 15,054

The bank deposits bear interest at an average annual  rate of 2.5%.
(*) 2007 Includes Auction Rate Security of $500 which was sold at cost in February 2008.

NOTE 4 -- TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A. TRADE RECEIVABLES

	DECEMBER 31,
	2008	2007
	(in thousands)
Accounts receivables billed	$7,335	$6,575
Accounts receivables unbilled	842	577
Allowance for doubtful accounts	(352)	(269)
Trade receivables, net	$7,825	$6,883

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	DECEMBER 31,
	2008	2007
Balance at Beginning of Year	(in thousands)

	$269	$254
Increase to allowance	87	19
Write-offs	(4)	(4)
Balance at Year end	$352	$269

NOTE 5 -- OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2008	2007
	(in thousands)
Prepaid expenses	$ 671	$ 723
Government participation and other government receivables	108	46
Employees	62	38
Other receivables	230	233
	$1,071	$1,040

20-F ClickSoftware Technologies Ltd.	Page 74

NOTE 6 -- LONG-TERM INVESTMENTS

	DECEMBER 31,
	2008	2007
	(in thousands)
Bank Deposits (see also Note 10b)	$699	$602
	$699	$602

The bank deposits bear interest at an average annual rate of 2.5%.

NOTE 7 -- ACCRUED SEVERANCE PAY

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

Severance pay expenses amounted to $739,000 $700,000 and $603,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 8 -- PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2008	2007
	(in thousands)
Cost
Computers and office equipment	$3,293	$2,655
Leasehold improvements	790	171
Motor vehicles	59	59
	$4,142	$2,885
Accumulated Depreciation	2,017	1,448
	$2,125	$1,437

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2008	2007
	(in thousands)

Suppliers	$3,028	$2,377
Employee and related expenses	3,981	3,117
Government commitment	948	953
Accrued royalties	709	759
Other	114	75
	$8,780	$7,281

20-F ClickSoftware Technologies Ltd.	Page 75

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

A:  In connection with its research and development, the Company received grants from the State of Israel in the total amount of $8.7 million. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received plus annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2008 of $8.7 million.

B: The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2008, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2009 aggregated approximately $0.7 million. The letters of credit are secured by $0.7 million in deposits to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany and Australia, for periods expiring in the years 2009 through 2014. Minimum future rental payments, as of December 31, 2008 are as follows:

(in thousands)

2009	1,110
2010	1,134
2011	930
2012	905
2013-2014	844
$4,923

Rent expense amounted to $1,024, $864 and $685 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company signed a lease for approximately 33, 000 square feet of office space in Petach Tikva, Israel to which the Company is moved upon the expiration of the lease of the office space in Givat Shmuel during 2009.

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

20-F ClickSoftware Technologies Ltd.	Page 76

D.           EMPLOYEE, DIRECTORS, AND CONSULTANT OPTION PLANS

The Company adopted new option plans in 2000. Under these plans, the Company granted 731,000, 506,000, 848,000, 657,000 and 886,100 at an average exercise price of $2.49, $3.61, $1.73, $1.84 and $2.47 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 respectively.

During the years 2001-2007 the board of directors and Shareholders at the annual meetings approved the grants of options to purchase 1,245,036 ordinary shares to directors.

During the year ended December 31, 2008, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

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

During 2008, the board of directors decided to increase the reserve for grants under the ESOP, by 900,000 options effective January 1, 2009.

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

A summary of the status of the Company's stock option plans as of December 31, 2008 and 2007 and changes during the years then ended are as follows:

	OPTIONS AND SHARES AVAILABLE FOR GRANT	OUTSTANDING OPTIONS	WEIGHTED -AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED- AVERAGE FAIR VALUE OF OPTION
Outstanding December 31, 2006	445,169	4,098,518	2.02
Increase in option pool	1,250,000	-	-
Granted	(506,000)	506,000	3.61	$2.28
Forfeited	177,824	(177,824)	4.38
Exercised	-	(515,719)	1.72
Outstanding December 31, 2007	1,366,993	3,910,975	2.16
Increase in option pool	1,250,000	-	-
Granted	(731,000)	731,000	2.49	$1.52
Forfeited	80,922	(80,922)	2.47
Exercised	-	(119,823)	1.59
Outstanding December 31, 2008	1,966,915	4,441,230	2.23

20-F ClickSoftware Technologies Ltd.	Page 77

The following table summarizes information about options outstanding and exercisable as of December 31, 2008:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2008	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2008	WEIGHTED- AVERAGE EXERCISE PRICE
0.21 – 0.26	126,942	3.7	$ 0.25	126,942	$ 0.25
1.21 – 2.00	2,740,388	3.6	$1.71	2,403,346	$1.69
2.04 – 3.67	1,161,100	5.2	$2.88	355,517	$3.07
4.15 – 4.67	396,000	4.0	$4.31	341,542	$4.29
8.00 – 8.50	16,800	1.2	$8.05	16,800	$8.05
	4,441,230			3,244,145

E.	IBM Share and Warrants Grants

At the end of the second quarter of 2004, the Company formalized a strategic alliance with IBM pursuant to which the Company teamed with IBM to resell its workforce optimization solutions.  In connection with this strategic alliance, the Company established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. During 2008, the Company continued its cooperation with IBM. IBM has received certain warrants that are exercisable into ordinary shares of the Company in connection with this arrangement. During 2008 IBM exercised a total 25,502 of warrants on a “cashless exercise” basis..

The Company accounted for these warrants and options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.8%; volatility rate of 76%; dividend yields of 0% and an expected life of 4.9 years.

Compensation expenses of $63,000 and $153,000 were deducted from Revenues and were recognized for each of the years ended December 31, 2007 and 2006, respectively.

NOTE 12 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company’s revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2008	2007	2006
	(in thousands)
Revenue
United States	$14,611	$16,295	$11,010
Canada	4,009	1,699	1,080
United Kingdom	7,637	8,242	6,168
Germany	10,955	3,665	4,059
Other European countries	5,985	5,383	4,993
Australia	6,386	4,448	4,699
Israel	563	131	305
India	1895	-	-
Rest of the world	221	156	117
	$52,262	$40,019	$32,431

Sales to a single customer exceeding 10% of total sales:
	2008	2007	2006
	%	%	%

Customer A	18	-	-
Customer B	-	11	12
Customer C	-	-	11

20-F ClickSoftware Technologies Ltd.	Page 78

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2008	2007
	(in thousands)
Net Property and Equipment
North America	$133	$174
Europe	412	219
Australia	229	59
Israel	1,351	985
	$2,125	$1,437

NOTE 13 – TAX BENEFIT (TAXES ON INCOME)

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

20-F ClickSoftware Technologies Ltd.	Page 79

In 2007, the Company received approval by the amendment to the Investment Law (Fifth plan) as Privileged Enterprise.  The commencing year is 2006.  The Company did not generate income subject to the provision of the new law. The expected expiration year is 2017.

In 2008, based on Company investments in property and equipment in the years 2007 and 2008, the  Company submitted a request to approve  a new plan (sixth plan)  as Privileged Enterprise in accordance with the Amendment to the Investment Law.  The commencing year is 2008. The expected expiration year is 2019.

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

Income not eligible for “Approved enterprise” benefits mentioned above is taxed at a regular rate of 27% (29% in 2007).  On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 27% for 2008, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2009 26% and thereafter 25%. This change does not have a material effect on the Company's financial statements.

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

B.   Tax assessments

Final tax assessments in Israel have been received up to and including the 2004 tax year.

C.   Deferred taxes

Deferred tax assets consist of the following significant items:

	YEAR ENDED DECEMBER 31,
	2008	2007
	(in thousands)
Net operating loss carry forwards in Israel*	$4,290	$5,974
Net operating loss carry forwards of non-Israeli subsidiaries	8,553	10,007
R&D cost temporary differences	1,300	1,188
Other timing differences	1,067	816
Deferred tax asset	15,210	17,985
Valuation allowance	(13,270)	(17,985)
Long-term deferred tax asset, net of allowance	$1,940	$-

*Based on 26% tax rate.

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and

20-F ClickSoftware Technologies Ltd.	Page 80

projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits of $1,940 in 2008.

As of December 31, 2008, net operating loss carryforwards in Israel amounted to approximately $24.1 million, approximately $23.7 million attributable to the federal tax of the U.S. subsidiary, and approximately $5.1 million attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2012 and 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Israel and International components of income profit before taxes are:

	YEAR ENDED DECEMBER 31,
	2008	2007	2006
	(in thousands)
Israel	$5,268	$254	$665
International	1,157	2,404	1,568
	$6,425	$2,658	$2,233

D.   Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2008	2007
	(in thousands)
Net income before taxes	$6,425	$2,658

Average Statutory tax rates	30%	34%

Theoretical tax	1,927	904

Non-deductible expenses	1,194	597
Change in valuation allowance	(4,775)	360
Other	(32)	(103)
	(3,613)	854

Actual tax (benefit) expense	$(1,686)	$50

NOTE 14 -- TRANSACTIONS WITH RELATED PARTIES

	YEAR ENDED DECEMBER 31,
	2008	2007	2006
	(in thousands)
Transactions with Plataine Ltd.:
Participation in General and administrative expenses	-	$16	$25

Plataine Ltd. is a company controlled by Dr. Moshe BenBassat.

20-F ClickSoftware Technologies Ltd.	Page 81

ITEM 19.            EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1 (1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 9, 2007
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	Form of 2000 Share Option Plan, as amended
4.3 (2)	Form of 2000 Employee Share Purchase Plan
4.4 (2)	Form of 1996 Option Plan
4.5 (2)	Form of 1997 Option Plan
4.6 (2)	Form of 1998 Option Plan
4.7 (2)	Form of 1999 Option Plan
4.8 (2)	Form of 2000 Israeli Plan
4.9 (2)	Form of 2000 Unapproved U.K. Share Scheme
4.10 (2)	Form of 2000 Approved U.K. Share Scheme
4.11 (4)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz
4.12 (9)	Amended Form of Indemnification Agreement
4.13 (5)	Amended Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
4.14 (5)	2003 Israeli Share Option Plan
4.15 (6)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.16(7)	Form of 2000 U.K. Share Scheme, as amended
4.17 (8)	Employment Agreement between Clicksoftware Technologies Ltd. and Hannan Carmeli
4.18(7)	Summary of Material Terms of the Lease Agreement (in Hebrew) by and between ClickSoftware Technologies Ltd. and Multiline Services Limited related to premises in Givat Shmuel, Israel
4.19(9)	Summary of Material Terms of the Lease Agreement (in Hebrew) by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
4.20(7)	Second Amendment to Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
8.1 (8)	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934
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

15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu

(1) Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. (333-149825).
(2) Incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (file no. 333-30274), as amended.
(3) Incorporated by reference to the Registrant’s definitive proxy statement filed with the SEC on August 6, 2001.
(4) Incorporated by reference to the Registrant’s annual report on Form 10-K filed with the SEC on March 24, 2003.
(5) Incorporated by reference to the Registrants definitive proxy statement filed with the SEC on April 30, 2003.
(6) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.

20-F ClickSoftware Technologies Ltd.	Page 82

(7) Incorporated by reference to the Registrant's annual report on Form 20-F filed with the SEC on April 11, 2007.
(8) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.
(9) Incorporated by reference to the Registrant’s annual report on Form 20-F filed with the SEC on April 16, 2008.

20-F ClickSoftware Technologies Ltd.	Page 83

SIGNATURES

Clicksoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf,

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date: May 4, 2009

20-F ClickSoftware Technologies Ltd.	Page 84