Form 20-F
period 2009-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2010-04-09
CIK 1105841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number:  00030827

ClickSoftware Technologies Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

Azorim Park, Oren Building
94 Em Hamoshavot Road
Petach Tikva 49527 Israel
(Address of principal executive offices)

Shmuel Arvatz
Tel. +972-3-7659-400
Fax +972-3-7659-401
Email: Shmuel.Arvatz@clicksoftware.com
Azorim Park, Oren Building
94 Em Hamoshavot Road
Petach Tikva 49527 Israel
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.02	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

30,244,330 Ordinary Shares, par value NIS 0.02 per share

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐   Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

☐  Large Accelerated Filer      ☒  Accelerated Filer     ☐  Non-Accelerated Filer

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

☐  Yes       ☒  No

INTRODUCTION

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “ClickSoftware” refer to ClickSoftware Technologies Ltd. and its subsidiaries. References to “U.S. dollars” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels.  References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.02 per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  These forward-looking statements include, but are not limited to, those statements regarding future results of operations, future changes in our expenses, trend information, sufficiency of our office space, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues .   In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline.  The forward-looking statements contained in this annual report are subject to  risks and uncertainties, including those discussed under Item 3.D. – “Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

PART ONE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

3.A.  Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report.  The selected financial data as of  December 31, 2005, 2006 and 2007 and for each of  the years ended December 31, 2005 and 2006 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31
(in thousands of U.S. dollars, except per share data)

	2009	2008	2007	2006	2005
Revenues	$61,123	$52,262	$40,019	$32,431	$24,067

Cost of revenues	20,831	18,079	15,295	12,561	9,792

Gross profit	40,292	34,183	24,724	19,870	14,275

Research and Development expenses, net	6,499	6,459	5,767	4,113	3,128

Selling and Marketing expenses	16,240	16,002	13,203	10,337	10,124

General and Administrative expenses	6,423	5,446	4,399	3,671	3,138

Total operating expenses	29,162	27,907	23,369	18,121	16,390

Operating income (loss)	11,130	6,276	1,355	1,749	(2,115)

Other income	-	-	404	-	-

Interest income, net	380	149	899	484	122

Net income (loss) before taxes	11,510	6,425	2,658	2,233	(1,993)

Tax benefit (taxes on income)	1,004	1,686	(50)	(95)	-

Net income (loss)	$12,514	$8,111	$2,608	$2,138	$(1,993)

Basic net income (loss) per share	$0.43	$0.28	$0.09	$0.08	$(0.07)

Diluted net income (loss) per share	$0.40	$0.27	$0.09	$0.08	$(0.07)

Shares used in computing basic net income (loss) per share	29,400,973	28,564,496	28,254,926	27,767,748	27,514,262

Shares used in computing diluted net income (loss) per share	31,137,238	29,503,217	29,794,261	28,442,887	27,514,262

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for shares data)

	2009	2008	2007	2006	2005
Working capital	$37,666	$27,898	$18,947	$14,811	$8,824

Total assets	66,449	46,162	35,233	28,972	21,004

Long-term liabilities	5,461	5,854	5,337	4,521	1,786

Shareholders’ equity	42,658	26,086	16,812	12,541	9,263

Number of shares outstanding	30,244,330	28,655,670	28,510,345	27,994,626	27,634,707

3.B.  Capitalization and indebtedness

Not applicable.

3.C.  Reasons for the offer and use of proceeds

Not applicable.

3.D.  Risk factors

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

Risks Related to Our Business

Our quarterly operating results are subject to significant fluctuations.

Our quarterly operating results are subject to significant fluctuations and are difficult to predict.  Historically, a significant percentage of our quarterly revenues has been derived from orders placed towards the end of a given quarter.  If sales forecasted from a specific customer or partner for a particular quarter are not realized in that quarter, we may not be able to generate revenues from alternate sources in time to compensate for the shortfall.  Also, frequently our quarterly revenue performance depends upon a sale of significant size to a single customer.  Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue.

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume and timing of customer orders;

•	internal budget constraints and approval processes of our customers;

•	the length and unpredictability of our sales cycle;

•	the recognition of a portion of our revenues on a contract accounting basis;

•	the indirect nature of some of our sales efforts through our channel and strategic partners;

•	the mix of revenue generated by product licenses and professional services;

•	new product introductions or enhancements by us or our competitors;

•	price and product competition;

•	changes to our pricing strategies and those of our competitors;

•	timing and amount of sales and marketing expenses;

•	changes in the composition and success of our business and partner relationships;

•	technical difficulties affecting the operation of our software;

•	foreign currency exchange rate fluctuations;

•	general economic conditions, including a prolonged economic recession; and

•	difficulties in collecting accounts receivable.

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

The length of our sales cycle – the period between initial contact with a potential customer and the signing of a license and related agreements - has historically been lengthy and variable, typically lasting from three to nine months. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.  Sales of licenses are subject to a number of risks outside our control, including budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures.  Potential customers consider many factors in evaluating our products, and the length of time a customer devotes to evaluation, contract negotiation and budgeting processes varies significantly from company to company.  In certain circumstances, we may invest significant resources in a sales process that does not result in actual sales.

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

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end service chain optimization suite of products (our "Service Optimization Suite"), which includes ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate, ClickIMRS and ClickContact.  We recently further enhanced our offering to include a Field Service Suite, a Mobility Suite and a Roster Suite.  We now also provide hosted solutions under a “software as a services” (SaaS) model.  We continually aim to improve and enhance our Service Optimization Suite, and other offerings and SaaS solutions, to meet market requirements and our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

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

Our success in penetrating our target markets depends, in part, on our ability to develop and maintain key business relationships with software vendors, value-added resellers, agents, systems integrators, distribution partners and customers.  For example, we depend on certain suppliers for the development, supply and support of third-party software components that are integrated into our products.  We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time. If we fail to maintain these relationships, our ability to sell additional licenses could be limited.  We have entered into agreements with third parties relating to the integration of our products with their product offerings, and distribution, reselling and consulting services. For example, in 2008 we entered into a global reseller agreement with SAP AG, pursuant to which SAP will resell our Service Optimization Suite. We derive revenues from these agreements, but may not be able to continue to do so in the future.  Also, our marketing strategy includes selling through distributors, value-added resellers and agents, as well as direct selling by our own sales force.  For example, the marketing strategy for our IMRS product is based on cooperation with these partners.   Key resellers, such as SAP, may not be able to maintain sales of our products at their current levels.  We may not be successful in extending the terms of our various agreements or establishing similar relationships with these partners if our current agreements expire or are terminated. Furthermore, if any of our software vendors cease production, cease operations or fail to timely deliver orders, we could be required to provide these services internally, which could limit our ability to meet other demands and we may not be able to meet our delivery obligations to our customers, in which case we could lose revenues and harm our customer relationships.  If we fail to fully develop or maintain key business relationships, we could materially and adversely affect our business, financial condition or results of operations.

The complexity of accounting regulations and related interpretations and policies, particularly with regard to revenue recognition, could cause us to defer revenue and materially affect our financial results for a given period.

We frequently enter into contracts where, due to revenue recognition criteria, we recognize only a portion of the total revenue under the contract in the quarter in which we enter into the contract. For example, we may recognize revenue on a ratable basis over the life of the contract.  The portion of revenues recognized on a deferred basis may vary significantly in any given quarter, and revenues in any given quarter are a function both of contracts signed in such quarter and contracts signed in prior quarters.  In addition, we may be required to apply project accounting, based on Accounting Standards Codification™, or ASC, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or ASC 605-35 (originally issued as  SOP 81-1), using contract accounting on the percentage-of-completion method based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract.

When project accounting is applied, license revenues may be adversely affected by delays in the progress of the implementation. As a result, revenues in any quarter could be deferred, and our financial results for a given period could be materially affected by our treatment of revenue recognition.

Nearly all of our cash, cash equivalents and short and long-term investments do not benefit from deposit insurance.

As of December 31, 2009, we had cash, cash equivalents and short and long-term investments of approximately $35 million, compared to $32 million at the end of 2008.  The majority of this cash and investments is held mainly in bank deposits located in various countries.  The Federal Deposit Insurance Corporation, or the FDIC, protects depositors against the loss of their deposits if an FDIC-insured bank or savings association fails. Such protection was increased, until June 30, 2010, from an insurance amount of $100,000 to an insurance amount of $250,000 per depositor, per insured bank and to an unlimited amount for non-interest bearing accounts.  However, nearly all of our cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States.  In the event that a bank holding our cash or investments is unable to honor its deposit obligations, we could lose our cash or investments and such losses may not be fully insured.  Any such event could materially and adversely affect our business, financial condition and results of operations.

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

The services of our key personnel would be difficult to replace and the loss of any of these employees could harm our business significantly.  Although we have employment or consulting agreements with our executive officers that generally require 60 to 90 days notification prior to departure, our relationships with these officers and key employees are at will and can be terminated by either party without cause.  The loss of any of our key personnel could harm our ability to execute our business strategy and remain competitive.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies.  For example, we made several acquisitions in 2009.  Mergers with or acquisitions of companies, products or technologies involve a number of risks, including:

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

Our market is characterized by rapid technological change, dynamic customer needs and frequent introductions of new products and product enhancements.  If we fail to anticipate or respond adequately to technology developments and customer requirements, or if our product development or introduction is delayed, our business will suffer.  Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards.  The actual or anticipated introduction of new products has resulted, and will continue to result, in some reformulation of our product offerings.  Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products.  For example, new vendors have emerged that offer hosted solutions which are easier to  implement and for which the up-front investment by the customer is lower.  These offerings are consistent with the global trend in the software industry towards SaaS applications.  As a result, the life cycles of our products are difficult to estimate.  We must respond to developments rapidly and continue to make substantial product development investments.  We have previously experienced delays in introducing new products and features, and we may experience delays in the future that could impair our revenue and operating results.  Our business, financial condition and results of operations will be materially and adversely affected if we fail to respond to our rapidly changing market by enhancing our product functionality to meet our customers' needs.

Global economic conditions may adversely affect our business.

Our operations and performance depend on worldwide economic conditions and their impact on levels of business spending, which have deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future.  This may adversely affect the budgeting and purchasing behavior of our customers and our partners’ customers’, which could adversely affect our product sales.

In addition, although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009, continuing uncertainties in the financial and credit markets may adversely affect the ability of our customers, suppliers and channel partners (e.g., distributors and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

Our revenues depend on a small number of products, and our results may be vulnerable to unexpected shifts in demand.

ClickSchedule accounted for the majority of our license revenues in each of 2009, 2008 and 2007 and we expect that this will be the case in future periods.  Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues.  A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

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

Our end-user licenses are designed to prohibit unauthorized use, copying or disclosure of our software and technology in the United States, Israel and other foreign countries.  However, these provisions may be unenforceable under the laws of some jurisdictions.  Unauthorized third parties may be able to copy portions of our products, reverse engineer or obtain and use information and technology that we regard as proprietary.  In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.  In addition, as we deepen our ties with our channel and strategic partners, the number of people who are exposed to and interact with our software and other intellectual property increases.  Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy portions of our products or otherwise obtain and use information and technology that we regard as proprietary.  Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology.  If we are unable to successfully detect infringement and/or to enforce our intellectual property rights, our competitiveness may be adversely affected.

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

We also indemnify some of our customers against claims that our products infringe the intellectual property rights of others.  We have only conducted a partial search for existing patents and other intellectual property registrations, and our products may infringe issued patents.  In addition, because most patent applications are not publicly disclosed until sometime after the application is filed, applications may have been filed that relate to our products. If a successful claim was made against us and we failed to commercially develop or license a substitute technology, our business, financial condition and results of operations could be materially and adversely affected.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2009, our five largest customers together accounted for approximately 37% of our revenues.  If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand.  We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

Our business is susceptible to numerous risks associated with international operations.

We derive a substantial portion of our revenues from international sales and we maintain significant portions of our operations outside the United States.  We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful.  Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia, India and Japan, and our executive officers and other key employees are dispersed throughout the world.  This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors.  In addition, our international operations are generally subject to a number of risks, including but not limited to:

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

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. Though not the case in 2009, in prior years, our operating expenses increased in part due to exchange rate fluctuations and weakness in the U.S. dollar compared to other currencies that significantly increased the cost of our European and Israel-based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase.  In 2009, 66% of our expenses and 53% of our revenues were incurred in non-U.S. dollar currencies.  We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2009, 34% of our expenses were incurred in NIS.  Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations.  In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

We may not be able to maintain the same level of profitability.

Although we recorded a profit for fiscal years 2006 through 2009, we may not generate sufficient revenues to maintain the same level of profitability in the future. To maintain the same level of profitability, we must increase our revenues while controlling our expenses. We expect to continue to incur significant sales and marketing and research and development expenses.  Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines.  Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain the same level of profitability, which we may not accomplish.

Investment Risks

Our Chief Executive Officer owns a significant percentage of our Ordinary Shares and could significantly influence the outcome of actions.

As of March 31, 2010, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat ,beneficially owned approximately 7.9% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase of our Ordinary Shares. Dr. BenBassat’s wife Idit BenBassat owned approximately 5.5% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership).  Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company.  These actions may be taken even if our other investors oppose them. The influence of our Chief Executive Officer could adversely affect our stock price.

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

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences.  Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of our shares. If we were to be treated as a PFIC, our shareholders will be required, absent certain elections, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions” including any gain on the sale

of Ordinary Shares.   The consequences of holding shares in a PFIC are described below under “Additional Information – United States Federal Income Tax Consequences – Passive Foreign Income Tax Consequences – Passive Foreign Investment Companies.”   Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our Ordinary Shares.

Risks Relating to Our Location in Israel

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel.  Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel.  Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution.  Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence.  In addition, during 2006 there occurred an outbreak of open hostilities along Israel’s northern border with Lebanon, and in 2008 there were hostilities in the Gaza Strip.

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

We are incorporated under the laws of the State of Israel. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders' general meeting's approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company's articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law, or the Companies Law, does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are incorporated and maintain significant operations in Israel.  Some of our executive officers and directors and the Israeli accountants named in this annual report reside outside the United States and a significant portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to affect service of process on us or any of those persons or to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws, against us or any of those persons, in an Israeli court.  Additionally, it may be difficult for an investor or any other person or entity to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.  In addition, any merger or acquisition of us will require the prior consent of the office of the chief scientist, or the Chief Scientist, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment (the “Investment Center”).  Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders.  In addition, our articles of association provide for a staggered board of directors.  Any of these provisions may make it more difficult to acquire us.  Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

We have accepted grants from the Chief Scientist that have helped us finance a portion of our research and development expenditures in Israel.  In 2009, 3% of our research and development expenses were financed with grants from the Chief Scientist, compared to 2% and 3% of our research and development expenses in 2008 and 2007, respectively.  Although we rely on financing provided by the Chief Scientist to a lesser extent than we did a few years ago and we have fully repaid our royalty commitments to the Chief Scientist, we must continue to satisfy the conditions of the grants. For example, if we fail to comply with the representations and covenants we made to the Chief Scientist concerning our research and development activities in Israel, we could be required to refund the amount of the benefits we have received, adjusted for interest, inflation and penalties.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A.  History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Israeli Companies Law – 1999 (the “Companies Law”).  From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems.  Thereafter, we transformed our business model to provide workforce and service management products and solutions.  We financed our operations in the early stages of development by raising money from venture capital firms, and in 2000 from our initial public offering on the Nasdaq stock market.  Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527,  Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com, which is not a part of this annual report. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 140, Burlington, Massachusetts.

Our capital expenditures for 2009, 2008, and 2007 amounted to $2.1 million, $1.5 million, and $1.2 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements.  In 2009 and 2008, we invested an aggregate of $1.3 million in new office space located in Israel. We moved into these offices in March 2009. Our capital expenditures for 2007 included investments of $0.7 million following a fire in our offices in Israel in 2006.  Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.  In April 2009, we completed the acquisition of the workforce management business of Manchitra Services Private Ltd. (“Manchitra”), a business based in India, for approximately $2.6 million.  In August 2009, we completed the acquisition of the assets of AST Solutions Group 2009, Inc. (“AST”), a business based in the United States,  for approximately $1.6 million.  In November 2009, we completed the acquisition of the assets of A.I. Point Ltd. (“AiPoint”), a business based in Israel, for approximately $1.5 million.

4.B.  Business overview

Who We Are
We are a leading provider of software products and solutions for workforce management and optimization for the service sector.  We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from hosted solutions under a “software as a service” (SaaS) model.  Our products for resource optimization are aimed at the service sector where the primary resources are people and their time - both service delivery staff as well as customer time. Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to more efficiently manage their service operations in a scalable, integrated manner. By offering scaled down versions of our products, or specially developed versions for medium and small business (SMB), we now address the needs of service sector companies of all sizes - from companies with 50,000 employees  to companies with 5 employees. Recognizing that many large service companies today outsource or utilize external contractors, we offer capabilities in our products to support such operations under a variety of arrangements between our client and its contractors.  While other service management applications, such as customer relationship management (CRM),  enterprise asset management (EAM) or inventory management, manage primarily data processing aspects, our products drive optimized automatic and semi-automatic decision-making processes. Our solutions have become the backbone of service operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

Value to Our Clients
Our products are designed to markedly improve the customer experience in today’s intense and demanding service world. Our goal is to eliminate the so called “cable guy syndrome” – a situation we are all too familiar with of waiting at home endlessly for the service technician to arrive. Similarly, by optimizing staffing at contact centers and service facilities, we enable our clients to minimize waiting time for their customers when they call in for service, or when they visit service facilities. In addition to improving customer service, which by itself has substantial impact on business success and market share, we believe our products enable our clients to improve productivity, reduce travel time, reduce overtime, increase resource capacity utilization and increase overall business value.  The value delivered by our products is quantifiable and can be measured by business metrics that directly impact the financial results of our clients. These metrics include, for instance, impact on revenues derived from improvements in productivity as measured by an increase in the number of jobs delivered, or impact on operating profit. With our products, our clients can scale up their revenues and profits faster than the scale up needed in their cost of operation in order to achieve their business growth.

Methodically Expanding the Industry Verticals We Address
Over the years we have been methodically expanding- and continue to expand- the industry verticals we address. Historically our focus was on mobile workforce for field service operations, including utility (electricity, gas and water) companies, telecommunication, computer and office equipment, medical equipment, and the like. A typical scenario would be optimal resource and time slot allocation for a stream of incoming service calls to install, repair or service customer or infra-structure equipment. With the introduction of enhanced shift scheduling (rostering) products in 2009, we have now expanded to cover industry verticals that operate a shift-based workforce - 24x7 or more than one shift. These verticals include public security operations such as police, fire and first-aid forces, airport security and other services, transportation, health care and hospitals, contact centers, retail stores, and more. A typical scenario involves the assignment of people to shifts in such a way that estimated customer demand for service is optimally covered.

In-House vs. Field Service Daily Management
Field service operations that operate more than one shift clearly require shift scheduling and management. However, a significant portion of the shift-based market is made up of in-house service companies where the customer comes to the service location to receive service , e.g. hospitals, retail or airports. This aspect differs from field service operations - where the technician goes to the customer location. In field service operations, the basic time units in daily management are job duration at customer sites and travel time from customer to customer.  On the other hand, in many in-house service operations the basic time units for daily management are shifts, e.g. 7AM to 3PM, 3PM to 11PM, etc. Many in-house service operations also include intra-day scheduling, such as call routing in contact centers or gate switching of airport security agents within a given shift. One of our unique differentiators is the ability to address a wide range of field service and in-house service scenarios - from operations with relatively low changes during the day to companies with high rates of dynamic changes requiring real time workforce optimization. By expanding into optimization solutions for the in-house service markets, we increased considerably the size of our addressable market.

Internal and External Interoperability
Our products operate on the same software architecture with extensive interoperability within our own products, as well as with external products. In 2009 we released Version 8 of our product suites which are based on Service Oriented Architecture (SOA) -- a structure which, we believe, is gradually becoming the standard in the software industry.  This architecture enables interoperability via web services and greatly facilitates integration with the outside world. The ease with which our products can be integrated with leading  CRM, enterprise resource planning, or ERP and EAM solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions.

Implementation Methodology and Implementation Partners
We also invested in the development of a methodology and a set of tools to support implementation processes which  have evolved in a way that streamlines the deployment phase and shortens “time to value.”  This methodology and the tool set are used by both our internal project teams as well as by certified implementation partners.

Service Chain Optimization: Beyond Daily Management
A service operation is ultimately measured by its performance at the day of service. Our products for daily management are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed. Our products are able to perform a number of tasks, including generating the appointment time for a customer, assigning the job to the appropriate technician, designing the optimal route for the technician to minimize travel, and monitoring progress.

A typical day in a field service operation starts with the morning schedule that contains the assignments for all the work orders of the day. As the day develops, emergencies may arise, cancellations may occur, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges and an effective workforce management solution must minimize the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. Integrating real-time updates from the technician’s mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

The maturity of mobile devices and GPS technology offer unique opportunities to continually optimize service delivery execution. We believe that handheld data communication devices and GPS location reports can be used far beyond their traditional role of data transmission to and from the field.  These tools can be used for real-time decision-making in order to increase productivity and customer responsiveness. For instance, our products and solutions enable a concept known as “drip feed” management by which, initially, every technician receives only the first two tasks of the day. Upon completing the first task, the technician confirms task completion and a new task is assigned. This technique contributes to improved priority management, travel minimization and customer responsiveness. Similarly, with a GPS reporting system, the dispatcher need not ask technicians where they are located since he or she knows at all times where every technician is located, generating additional efficiencies by improved customer-technician assignments.

Our solutions constantly monitor the incoming list of new tasks at all levels of frequency in full synchronization with the delivery status of the existing tasks and the availability of technicians and spare parts in order to maximize productivity and output while complying with promised delivery dates and other business rules.

The decision-making support our products offer does not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been decided down to the name of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. In the period just before the day of service people are assigned to shifts for the coming weeks in a way that their quantity and skill mix can cover the expected demand for each hour of the day/week. In the months prior to staffing the shifts for a given week, the user can first ensure that an adequate capacity of people mix by skill and geographies will be available to select from the personnel available for the shifts, e.g. approving vacation requests, sending people to training and  signing up sub-contractors for certain amounts of work. Hiring options at this stage are fairly limited. This stage is for "master" planning, also known as tactical resource planning.

Several months prior to the day of service, capacity planning takes place. This phase involves determining the size and the skill mix in each territory as a function of the company's strategic plan and forecasted demand for customer service. For example, the company may wish to expand or shrink its business lines or territories or introduce new products. At this stage, sufficient time is available for hiring and training new employees or relocating or re-training existing employees. For each of these decision-making stages, a key input is demand forecasting by job type and territories with the time accuracy required for that stage.

This concept of continuous optimization over the decision making time horizon is known as “service chain optimization,” an idea pioneered by us in the 1990’s and for which a U.S. patent was awarded (see “Intellectual Property” below).

Our products cover the needs of companies across the entire service decision making chain. This holistic approach streamlines operations across all levels and functions in the organization from executives to forecasters and planners all the way to regional service mangers, dispatchers and individual resources, e.g. technicians.

Solutions, Products and Services

Our solutions are grouped into four main suites which together comprise our Service Optimization Suite:

Field Service Daily Suite – covers automatic decision making and optimization support to manage field service operations: commencing from appointment booking and scheduling during the period around the day of service, followed by real time scheduling and optimization during the day of service and culminating with reports and business metrics analytics after the day of service.

Mobility Suite – covers the needs of the mobile individual and back-office staff for field data communication, such as sending jobs from the back office to the person’s hand-held device, and the person’s ability to accept/decline the job, report on progress and job completion, as well as capturing customers’ signatures, or sending the person’s own time sheet to the back office. Extensive geography support, such as travel guidance and information about underground equipment are also covered. Together with the Field Service Daily Suite, the Mobility Suite offers a complete solution for the real time service enterprise which is another concept pioneered by us. A standalone version of the mobility suite is offered for such clients where automated and optimized dispatch and scheduling is either not required or already covered by another solution.

Roster (Shift Planning) Suite – covers  shift planning needs for both the manager as well as the employee to optimize the balance between staffing levels needed for serving customers and managing labor costs, and employee preferences. This suite is offered in several configurations for different industry verticals ranging from police forces to contact centers, and more.

Forecasting and Planning Suite- is designed to address the mid-term and long-term needs of the service sector for forecasting customer demand and accordingly planning staffing levels – quantities and skill mix- in the various territories and business lines.

The following comprise the individual products of the above suites. Certain products may be offered as part of several suites.

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2009, 2008 and 2007.

ClickAnalyze provides reporting, monitoring and service business analytics for workforce performance measurement and strategic decision support. ClickAnalyze enables analysis of key performance indicators, including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization Suite, ClickAnalyze provides executive level summaries, as well as operational detailed reporting and analysis by territory, job type, time frame and other criteria.

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

ClickContact is a customer interaction management solution that enables self-service appointment booking, order updating, automatic customer notifications and customer satisfaction surveying. From scheduling the initial appointment through enabling a post-service follow-up survey, ClickContact provides enhanced customer interaction management throughout the service lifecycle.

ClickRoster  provides interactive and automated workforce shift planning based on forecasted workload by quantities and skill requirements,  rules and regulations, working contracts, engineer skills, calendar and preferences.

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

ClickForecast provides field service workload forecasting to enable companies to project workforce capacity. ClickForecast can combine historical service workload with future business events to create a forecast for each territory, job type, or business unit. ClickForecast enables service managers, marketing, and sales to collaboratively determine the demand levels of customers, and to create multiple forecast scenarios, each with different business assumptions.

Additionally, we offer variations of our products for certain vertical markets, including:

Mid-Market Package - Installation, Maintenance and Repair Services (ClickIMRS) is a pre-configured package that has been tailored to the needs of small and mid-sized companies. IMRS encompasses order management, optimized scheduling and operational reports and is based on our Service Optimization Suite and best practices that we have gained from our extensive experience with small and medium-sized customers in the home appliance, computer and office equipment, industrial equipment and other industries.  IMRS features pre-configured scheduling and reporting that reduces the expense, time and effort typically required to custom-design and program schedules and reports. In addition, the ready-to-use reports provide insight into service operations and streamline decision-making on the part of both service management and dispatchers.

Service Tycoon is a web-based Software-as-a-Service (SaaS) application that addresses the needs of small and medium sized service businesses.  Our recent acquisition of AST enabled us to launch the Service Tycoon application. This product allows companies to be up and running in a few hours, rather than days or weeks, with a service solution that addresses the key needs of service businesses (scheduling appointment, quoting and following up with customers), providing better customer service and management, billing and payment.

Our solutions are designed to deliver improvements in:

•	workforce productivity

•	responsiveness to customers

•	customer service experience

•	profitability of the service operation

•	reduction in missed customer commitments.

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

Principal Markets

We have over 150 enterprise customers and dozens of smaller customers.  Our service optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, and home services. In recent years, we have seen strong demand in the utility and telecommunication markets, which have benefited from strong market demand for their products and services as well as deregulation and modernization trends.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2009, our five largest customers together accounted for approximately 37% of our revenues. See Item 3.D – Risk factors “If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.”

With the introduction of additional product suites as described above we expanded our addressable market in a significant way:

(a)
The Mobility Suite enables us to penetrate a field service client from a new entry point thus broadening the range of potential prospects to those who may not yet be ready for optimization but are looking for a mobile solution.

(b)
With our new Rostering Suite for field service and in-house service companies we address a very large group of new prospective clients, e.g. the public security sector, contact centers, retail and health care.

(c)
Additionally, we believe that our SMB offering ClickIMRS and the new Service Tycoon hosted offering will enable us to address the needs of medium and small businesses, further expanding the service sector companies that we address.

These three offerings join our traditional optimization products for the large enterprise market thus creating four growth engines to drive our business in the years to come. We remain focused on the service sector, and intend to capitalize on the positive synergies between the four growth engines to create force multipliers. For example, most enterprise field operations require a mobility solution.  Thus a client for the Field Service Daily Suite is also a candidate for the Mobility Suite and vice versa. Many enterprise field operations employ small contractors that can use the SMB solutions, and via integration of the two a win-win situation is created to streamline the interaction between a service provider and its contractors. Finally, many in-house service operations that face intra-day scheduling challenges can also use our classic scheduling products.

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

In 2008, we entered into a global reseller agreement with SAP AG, pursuant to which SAP will resell certain of our products. Our products are included on SAP’s global pricelist in specified bundles, and sold under the standard SAP end-user license agreement and global support commitments.  We believe that our alliance with

SAP increases our presence in our existing markets and assists with introducing our products into new markets.

We also have established relationships with large System Integrator (SI) organizations, such as Accenture Ltd. and International Business Machines Corporation (IBM).  These SIs provide various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying the partner's professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies. In addition, in 2004 we formed a strategic alliance with IBM, pursuant to which we teamed with IBM to resell our service optimization solutions.

Our Channel Sales Team maintains a Channel Partner Program to complement the efforts of our existing reseller programs and to highlight the benefits of our IMRS product offering to small to medium sized customers.  The Channel Partner Program aims to improve our partners' business practices, increase their opportunity landscape and expand their footprint in the mobility and service optimization arena.  The Channel Partner Program provides a framework for recruiting, training and enabling channel partners to become more self sufficient in their mission to promote solution integration activities combining our offerings.  The Channel Sales Team aims to execute the Channel Sales Program in order to penetrate the mobility and service optimization mid-market.  The Channel Sales Team recruits, enables, trains and certifies channel partners to sell and implement our new products for the mid–market, starting with IMRS.

Acquisitions in 2009

In April 2009, we completed the acquisition of the workforce management business of Manchitra, a business based in India, for approximately $2.6 million.  These assets were transferred to our newly formed subsidiary, ClickSoftware India Private Limited.  We believe that this acquisition enables us to strengthen our local presence in this region and provides us with an implementation and delivery vehicle in India to provide a new range of benefits to customers in that region. We also believe that the acquisition may provide us with a base from which to pursue off-shore research and development activities  as well as implementation service outside of India.

In August 2009, we completed the acquisition of the assets of AST for approximately $1.6 million.  This acquisition enabled us to launch the Service Tycoon product.  We believe that this acquisition provides us with a platform to penetrate the market for small and medium sized service organizations.

In November 2009, we completed the acquisition of the assets of AiPoint for approximately $1.5 million. This acquisition expands ClickRoster’s functionality by adding a contact center shift-planning functionality. We believe that this acquisition enables us to strengthen our overall shift planning offering.

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market.  See Item 3D – Risk factors – “We face competition, which could make it difficult to compete successfully.”

In 2009, Gartner, an independent consulting company, identified us among a select group of companies included in Gartner's Magic Quadrant for Field Service Management.  We were positioned in the "visionaries" quadrant along with just two other companies, both far below us on the “Ability to Execute” axis.  The Aberdeen Group, another independent consulting company, identified us in its Mobile Field Services Axis Q1 2009 report as a top performer “Champion” among mobile field service software solution or platform providers.

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

Our current and potential competitors include:

•
software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, including, but not limited to,  ServicePower Technologies plc., Ventyx, TOA Technologies and Astea;

•	in the low-end market, traditional small scale ERP and CRM software application vendors;

•	systems integrators and internal information technology departments that may elect to develop a solution in-house;

•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos and Verint; and

•	mobile field service vendors such as Syclo and Antenna Software.

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued three patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services.  We own a similar patent in Israel. A third patent relates to workforce collaboration on real-time problem resolution and automatic reuse of the discussion for solving similar problems in the future. We also have three patent applications pending in the United States and three patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

We own U.S. trademark registrations for the marks CLICKSOFTWARE, W6, W-6, AITEST, CLICKSCHEDULE, CLICKANALYZE, CLICKFIX, CLICKFORECAST, CLICKMOBILE and CLICKPLAN, and have filed applications for registration of the marks OPTIMIZE TO GOALS, SERVICE TYCOON and CLICKROSTER. In the European Community, we own trademark registrations for CLICKFIX, CLICKSCHEDULE, CLICKANALYZE, CLICKFORECAST, CLICKMOBILE and CLICKPLAN, and have filed applications for registration of the marks CLICKROSTER and SERVICE TYCOON.  We own a U.K. trademark for CLICKSOFTWARE. In Israel, we own the marks CLICKMOBILE, CLICKSOFTWARE, W6 and W-6.  In India we filed applications for registration of the marks CLICKSOFTWARE and CLICKSCHEDULE.

Our success and ability to compete substantially depend on our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements.  These legal protections provide only limited protection.  See Item 3.D – Risk factors – “Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited” and this Item 4.B – Business Overview - “Competition”.  Although we rely on a combination of means by which to protect our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position than intellectual property protection.

We generally enter into non-disclosure agreements with our customers, partners, employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information. Also, our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other countries.

Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlap. See Item 3.D – Risk factors – “Our technology and other intellectual property may be subject to infringement claims”.

Regulation

We do not operate in a market governed by specific regulations but our business is affected by certain government regulations.  For example, our ability to manufacture products outside Israel without the approval of the Chief Scientist is restricted under law and we are required to pay increased royalties to the Chief Scientist of up to 300% with respect to any products manufactured outside Israel.  See Item 3.D – Risk factors – “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.”  Also, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as authorization from the Investment Center.  In addition, we spend an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq rules. See Item 3.D – Risk factors – "We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure."

4.C.  Organizational structure

Our directly and indirectly held principal operating, wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty Limited (Australia)
•	ClickSoftware Japan KK (Japan)
•	ClickSoftware India Private Limited (India)

4.D.  Property, plants and equipment

We have a lease for approximately 33,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2014 and includes an option allowing us to extend the lease term to January 2019.  This office space is used for management, marketing, sales and research and development.

We have a lease for approximately 8,800 square feet of office space located in Burlington, Massachusetts. This office space is used for sales, marketing and implementation activities for the North American market. We recently signed an amendment to the lease which provides that starting in the first half of 2010 we will lease a larger area (total space to be approximately 16,000 square feet) in the same building for a minimum period of 4 years.

Our U.K. subsidiary operates from a leased facility of approximately 5,300 square feet located in Burnham, near London.  This lease expires in March 2013.  The office space is used for sales, marketing and implementation activities for the European market. We also lease additional smaller offices in various sites throughout Europe and Asia.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services.  We recognize revenues in accordance with the ASC 985-605-15 (originally issued as AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2), as amended (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

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

Following our acquisition of AST in 2009 we also derived  revenues from subscription-based hosted services (SaaS).  Such revenues constituted an immaterial amount in 2009.

Highlights

Our revenues grew by 17% in 2009 compared to 2008, representing growth in North America, Europe and Asia, and entirely due to growth in service revenues. Our growth was primarily attributable to our ability to attract large customers – mainly in the utility and telecommunications markets, strong repeat business and increased revenues derived via our resellers.

We reported positive net income in the last four years.  Net income for 2009 was $12.5 million compared to $8.1 million in 2008.  We generated $7.5 million in positive cash-flow from operations in 2009.

As of December 31, 2009, our cash and cash-equivalents, and short and long-term investments increased to $35.0 million from $32.0 million as of December 31, 2008.

Critical Accounting Policies

In preparing our consolidated financial statements, we are required to make estimates, judgments and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities and contingent assets and liabilities at the date of the financial statements.

On an ongoing basis, we evaluate our estimates, judgments and assumptions, including those related to revenue recognition,  allowances for doubtful accounts, stock-based compensation and goodwill and other intangible assets. We base our estimates, judgments and assumptions on historical experience and forecasts, and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant estimates, judgments and assumptions used in the preparation of our consolidated financial statements.

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

Our revenues are principally derived from licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with ASC 985-605-15 (originally issued as SOP 97-2). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35-05 (originally issued as SOP 81-1) “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

We also enter into software arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

Our standard payment terms are between 30 and 120 days.  Our policy is not to grant extended payment terms to our customers over 120 days.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period for three months at no extra charge. As of December 31, 2009 and 2008, the provision for warranty cost was immaterial.

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

Stock-Based Compensation

We measure Stock-Based Compensation cost at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We estimate the fair value of employee stock options using a Black-Scholes valuation model based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the straight line method.

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718-10 (originally issued as SFAS No. 123R.).

Goodwill and Other Intangible Assets

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is subject to periodic impairment tests. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

Recent Accounting Pronouncements

In May 2009, the FASB issued Statement No. 165. Which provides guidance on management’s assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. Statement No. 165 represents the inclusion of guidance on subsequent events in the accounting literature and is direct specifically to management, since management is responsible for preparing an entity’s financial statements. Statement No. 165 is not expected to significantly change practice because its guidance is similar to that in AU section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued”. Management must perform its assessment for both interim and annual financial reporting periods. We do not expect that the adoption of Statement No. 165 will have a significant impact on our financial statements.

In June 2009, the FASB issued Statement No. 168. The FASB notes that the “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which was primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Standards”. ASC Topic 105 has become the single source of authoritative non governmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statement for the fiscal year ended December 31, 2009.

5.A.  Results of operations

Our operating results for each of the three years ended December 31, 2009, 2008 and 2007 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
Revenues:
Software license	32%	38%	39%
Services	68%	62%	61%
Total Revenues	100	100	100
Cost of revenues:
Software license	3	4	6
Services	31	31	32
Total cost of revenues	34	35	38
Gross profit	66	65	62
Operating expenses:
Research and development expenses, net	11	12	14
Selling and marketing expenses	27	31	33
General and administrative expenses	10	10	11
Total Operating expenses	48	53	58
Operating income	18	12	4
Other income	-	-	1
Interest, net	0	0	2
Net income before taxes	18	12	7
Tax benefit (taxes on Income)	2	4	0
Net income	20%	16%	7%

Our operating results for each of the three years ended December 31, 2009, 2008 and 2007 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2009	2008	2007
Revenues:
Software license	$19,259	$19,819	$15,602
Services	41,864	32,443	24,417
Total revenues	61,123	52,262	40,019

Cost of revenues:
Software license	1,980	1,933	2,358
Services	18,851	16,146	12,937
Total cost of revenues	20,831	18,079	15,295

Gross profit	40,292	34,183	24,724

Operating expenses:
Research and development expenses	6,666	6,569	5,927
Less – participation by the Chief Scientist of the Government of Israel	167	110	160
Research and development expenses, net	6,499	6,459	5,767
Selling and marketing expenses	16,240	16,002	13,203
General and administrative expenses	6,423	5,446	4,399
Total operating expenses	29,162	27,907	23,369
Operating income	11,130	6,276	1,355
Other Income	-	-	404
Interest income, net	380	149	899
Net income before taxes	11,510	6,425	2,658
Tax benefit (Taxes on income)	1,004	1,686	(50)
Net income	$12,514	$8,111	$2,608

Comparison of results for years ending December 31, 2009, 2008 and 2007:

Revenues

	Revenue Breakdown
	2009	% Change	2008	% Change	2007
	(In thousands)
Revenues:
Software license	$19,259	(3%)	$19,819	27%	$15,602
Percentage of total revenues	32%		38%		39%
Services	41,864	29%	32,443	33%	24,417
Percentage of total revenues	68%		62%		61%
Total Revenues	$61,123	17%	$52,262	31%	$40,019

Revenues increased 17% to $61.1 million in 2009, compared with $52.3 million in 2008 and $40.0 million in 2007.  The growth in revenues in 2009 was attributable entirely to an increase in service revenues.  The increase in services revenue was primarily due to significant projects we performed for existing customers who moved to more current versions of our product as well as  an increase in the demand for professional services from new customers.  In addition, the weakening of other currencies against the U.S. dollar reduced our revenue growth from about  19% to about 17%. The significant growth in revenues in 2008 was primarily attributable to an increase in the volume of products and services sold.  Specifically, we attracted large customers, particularly in the telecommunications and utility markets, we generated strong repeat business, and we expanded into new vertical markets.  The change in currency values against the U.S. dollar in 2008 did not have a material effect on our revenues in 2008.

Revenues by Territory
	2009	% Revenues	2008	% Revenues	2007	% Revenues
	(In thousands)
Revenues:
North America	$22,676	37%	$18,617	36%	$17,766	44%
Europe	27,832	46%	24,545	47%	17,499	44%
Israel	596	1%	563	1%	131	0%
Asia Pacific	10,019	16%	8,537	16%	4,623	12%
Total Revenues	$61,123	100%	$52,262	100%	$40,019	100%

In 2009, 46% of our revenues were generated in Europe (with 24% in the United Kingdom, 8% in Germany), 37% in North America (with 31% in the United States and 6% in Canada), and 16% in Asia Pacific (with 14% in Australia) and 1% in Israel. Revenues in Europe grew by $3.3 million, or 13%, compared to 2008.  The increases in revenues in North America, Europe and Asia Pacific was attributed mainly to large implementation projects.

In 2008, 47% of our revenues were generated in Europe (with 21% in Germany, 15% in the United Kingdom), 36% in North America (with 28% in the United States and 8% in Canada), and 16% in Asia Pacific (with 12% in Australia) and 1% in Israel. Revenues in Europe grew by $7.0 million, or 40%, compared to 2007.  The increase in revenues in Europe was attributed mainly to large repeat orders from an existing customer.  The increase in revenues in Asia Pacific was attributable mainly to large implementation projects.

In 2007, 44% of our revenues were generated in Europe (with 21% in the United Kingdom, 9% in Germany), 44% in North America (with 40% in the United States), and 12% in Asia Pacific.

Software Licenses

Software license revenues were $19.3 million, or 32% of revenues, in 2009, compared with $19.8 million, or 38% of revenues, in 2008, and $15.6 million, or 39% of revenues, in 2007. The decrease in software license revenues from 2008 to 2009 of $0.5 million, or 3%, was primarily due to the impact of a large repeat order from a customer in Europe during 2008 that was not repeated in 2009 that was partially offset by increased revenues derived via our resellers. The increase in software license revenues from 2007 to 2008 of $4.2 million, or 27%, was primarily due to an increase in the volume of products sold, particularly repeat orders from existing customers in Europe.

Services

Service revenues were $41.9 million, or 68% of revenues in 2009, compared with $32.4 million, or 62% of revenues, in 2008, and $24.4 million, or 61% of revenues, in 2007. The increase in service revenues from 2008 to 2009 was primarily due to significant projects we performed for existing customers who moved to more current versions of our product as well as an increase in the demand for professional services from new customers. The increase in service revenues from 2007 to 2008 was primarily due to an increase in the volume of services provided, particularly increased implementation services and post-contract support agreements.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale, royalty payments to the Chief Scientist (for 2007 and 2008) and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalty payments to the Chief Scientist.

Cost of revenues was $20.8 million, or 34% of revenues, in 2009, compared with $18.1 million, or 35% of revenues, in 2008 and $15.3 million, or 38% of revenues, in 2007. The increase in the cost of revenues from 2008 to 2009 and from 2007 to 2008 was primarily due to higher costs associated with meeting increased demand for our software and services.

Cost of Software Licenses

Cost of software license revenues was $2.0 million, or 3% of revenues, in 2009, compared with $1.9 million, or 4% of revenues, in 2008 and $2.4 million, or 6% of revenues, in 2007. The minor increase in cost of software license revenues from 2008 to 2009 in absolute terms was primarily due to higher costs for third-party licenses and adaptors to other ERP and CRM systems sold during 2009, offset by the repayment by us of our royalty commitments to the Chief Scientist during 2008. The decrease in cost of software license revenues from 2007 to 2008 in absolute and percentage terms was primarily due to lower costs for third-party licenses and adaptors to other ERP and CRM systems sold during 2008.

Cost of Services

Cost of service revenues was $18.9 million, or 31% of revenues, in 2009, compared with $16.1 million, or 31% of revenues, in 2008 and $12.9 million, or 32% of revenues, in 2007. The increase in the cost of services revenues from 2008 to 2009 of $2.8 million, or 17%, was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $1.0 million, an increase in subcontractors' costs of $1.8 million, an increase in travel costs of $0.1 million, an increase of $0.8 million in other costs, mainly overhead and amortization of intangible assets, offset by a decrease in royalties paid to the Chief Scientist of $0.9 million due to end of commitments payments during 2008. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our costs by about $0.5 million.  The increase in the cost of services revenues from 2007 to 2008 of $3.2 million, or 25%, was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $1.5 million, an increase in subcontractors' costs of $0.8 million, an increase in travel costs of $0.2 million and an increase of $0.7 million in other costs, mainly overhead. In addition, the strengthening of other currencies against the U.S. dollar in 2008 spread over the various expense items above increased our costs by about $0.6 million.

Gross Profit

Gross profit was $40.3 million, or 66% of revenues, in 2009 compared with $34.2 million, or 65% of revenues, in 2008, and $24.7 million, or 62% of revenues, in 2007. The increase in gross profit from 2008 to 2009 of $6.1 million, or 18%, was primarily due to improved gross profit from our service activities and repayment of royalty commitments to the Chief Scientist in full, the final payment of which was made in 2008. The increase in gross profit from 2007 to 2008 of $9.5 million, or 38%, was primarily due to lower cost of software licenses and improved gross profit from our service activities.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $29.2 million, or 48% of revenues, in 2009, compared with $27.9 million, or 53% of revenues, in 2008 and $23.4 million, or 58% of revenues, in 2007.

The increase in operating expenses from 2008 to 2009 of $1.3 million, or 4%, was primarily due to an increase in general and administrative expenses. The increase in general and administrative expenses related to our acquisition activities.  We expect that operating expenses will continue to increase in 2010. The increase in operating expenses from 2007 to 2008 of $4.5 million, or 19%, reflects increases across all categories. The increases in sales and marketing expenses and research and development expenses reflect our efforts to maintain our competitive advantage in the market and capture additional market share.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. In 2008, we completed repayment of our royalty commitments to the Chief Scientist. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $6.5 million, or 11% of revenues, in 2009, compared with $6.5 million, or 12% of revenues, in 2008 and $5.8 million, or 14% of revenues, in 2007. Research and development expenses, before deduction of grants from the Chief Scientist, totaled $6.7 million for 2009, compared with $6.6 million for 2008 and $5.9 million for 2007. We received or accrued grants from the Chief Scientist in the amount of $0.2 million in 2009, compared with $0.1 million in 2008 and $0.2 million in 2007. The slight increase in research and development expenses from 2008 to 2009 was primarily due to an increase of $0.2 million in other costs, mainly overhead and amortization of intangible assets, a decrease  of $0.1 million in payroll expenses and an increase of $0.1 million in grants received from the Chief Scientist. In addition, the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our research and development costs by about $0.2 million.. The increase in research and development expenses from 2007 to 2008 by $0.7 million, or 12%, was primarily due to an increase of $0.4 million in payroll expenses, a decrease of $0.1 million in grants received from the Chief Scientist and an increase of $0.2 million in other costs, mainly overhead. In addition the overall impact of the strengthening of other currencies against the U.S. dollar in 2008 spread over the various expense items above increased our research and development costs by about $0.6 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $16.2 million, or 27% of revenues, in 2009, compared with $16.0 million, or 31% of revenues, in 2008 and $13.2 million, or 33% of revenues, in 2007. The increase in the selling and marketing expenses from 2008 to 2009 of $0.2 million, or 1%, was due to an increase of $0.3 million in payroll expenses offset by a decrease in our selling and marketing activities of $0.1 million. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our selling and marketing  costs by about $0.6 million. The increase in the selling and marketing expenses from 2007 to 2008 of $2.8 million, or 21%, was due to an increase in the number of employees, resulting in an increase of $2.1 million in payroll expenses and an increase in our selling and marketing activities of $0.7 million. These increases reflect the hiring of additional direct-sales employees, additional investment in channel activities and additional direct marketing activities, such as trade shows and other customer events.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $6.4 million, or 10% of revenues, in 2009, compared with $5.4 million, or 10% of revenues, in 2008 and $4.4 million, or 11% of revenues, in 2007. The increase of $1.0 million in general and administrative expenses from 2008 to 2009 was due to an increase of $0.9 million in other general and administrative expenses such as legal, accounting and local fees primarily due to acquisition-related costs and an increase in payroll expenses of $0.1 million. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our general and administrative costs by about $0.1 million.  The increase of $1.0 million in general and administrative expenses from 2007 to 2008 was primarily due to an increase in payroll expenses of $0.7 million and an increase of $0.3 million in other general and administrative expenses. In addition the overall impact of the strengthening of other currencies against the U.S. dollar in 2008 spread over the various expense items above increased our general and administrative costs by about $0.2 million.

Interest Income, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.4 million, or 0% of revenues, in 2009, compared with $0.1 million, or 0% of revenues, in 2008 and $0.9 million, or 2% of revenues, in 2007. The increase in interest income from 2008 to 2009 was attributable to a combination of foreign currency exchange rate fluctuations in our favor, offset by lower returns on our investments due to lower interest rates. The decrease in interest income from 2007 to 2008 was attributable to a combination of losses due to foreign currency exchange rate fluctuations and lower returns on our investments due to lower interest rates.

Other Income

In September 2006, our office located in Tel Aviv was damaged by fire. The majority of losses we suffered in the fire were covered by our insurance policies. In 2007, we recognized other income of $0.4 million, reflecting the funds we received from our insurance company in connection with this claim.

Income Taxes

Under ASC 740-10 (originally issued as SFAS No. 109) , deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. We established a valuation allowance for the full amount of the tax benefits since, in previous years, the realization of net operating loss carry-forwards and deductible temporary differences was less likely than not. For 2009, based on historical taxable income from continuing operations and projections for future taxable income, we reversed part of the valuation allowance since we determined that it is more likely than not that some of our deferred tax assets will be realized. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits of $1.2 million in 2009.  The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted for the first time in the recognition of income tax benefits of $1.9 million in 2008.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United Kingdom, the United States, Germany, Australia, Japan and India. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2009, net operating loss carry forwards in Israel amounted to approximately $14.0 million, compared with $24.1 million in 2008. Additional tax loss carry forwards of approximately $21.0 million and $4.3 million remain attributable to our U.S. subsidiary and our European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2012 through 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Net Income

Net income for 2009 was $12.5 million, or $0.40 per fully diluted share, or 20% of revenues, compared with net income of $8.1 million, or $0.27 per fully diluted share, or 16% of revenues, in 2008 and net income of $2.6 million, or $0.09 per fully diluted share, or 7% of revenues, in 2007.

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Canadian dollars and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates.  In 2009, 66% of our expenses and 53% of our revenues were incurred in non-U.S. dollar currencies.  In 2009, the net effect of the change in value of the U.S. dollar against other currencies was immaterial (as revenues were negatively impacted but were offset by lower expenses). See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

5.B.  Liquidity and capital resources

Our cash and investments increased by $3.0 million, or 9%, to $35.0 million as of December 31, 2009, compared with $32.0 million as of December 31, 2008, which was an increase of $7.3 million, or 29%, compared with $24.7 million as of December 31, 2007. Our primary sources of cash and investments during 2009 were cash flows of $7.5 million generated from operations and $3.2 million from exercises of employee stock options. Our primary sources of cash and investments during 2008 were cash flows of $8.5 million generated from operations and $0.2 million from exercises of employee stock options.

As of December 31, 2009, we had cash and cash equivalents of $15.6 million, short-term investments of $18.9 million and long-term investments of $0.5 million. As of December 31, 2009, $0.5 million in long-term investments had been deposited with banks to secure letters of credit totaling $0.5 million, which are described below. Our cash, short-term investments and long-term investments are invested or deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2009, these bank deposits had an average interest rate per annum of 0.9%.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits.  See Item 3.D – Risk Factors “Nearly all of our cash, cash equivalents and short and long-term investments do not benefit from deposit insurance.”

	Cash and Investments December 31,
	2009	% Change	2008	% Change	2007
	(In thousands)

Cash and cash equivalents	$15,594		$17,427		$9,054
Short-term investments	18,852		13,857		15,054
Long-term investments	528		699		602
Total Cash and investments	$34,974	9%	$31,983	29%	$24,710

For the year ended December 31, 2009, net cash provided by operations was $7.5 million, comprising net income of $12.5 million, an increase in trade receivables of $8.6 million, an increase in deferred taxes of $1.2 million, an increase in other receivables of $1.0 million, an increase in accounts payable of $2.8 million, and an increase in deferred revenues of $0.7 million, which was partially offset by non-cash charges of $2.3 million.

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

Net cash used in investment activities was $12.6 million in 2009, consisting of $4.8 million of investments in deposits, money market funds and  bonds, $5.7 million was used for three acquisitions we made and $2.1 million was used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements (of which $0.7 million was for investment in new Company offices to which we moved in 2009). Net cash used in investment activities was $0.4 million in 2008, consisting of $1.1 million provided by investment activities consisting of and $1.5 million was used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements (of which $0.6 million was for investment in new Company offices to which we moved in 2009). Net cash used in investment activities was $10.1 million in 2007, consisting of $9.3 million invested primarily in deposits, $0.4 million provided by insurance company proceeds for disposal of equipment and $1.2 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements.

Net cash provided by financing activities was $3.2 million in 2009, $0.2 million in 2008 and $0.9 million in 2007, in each case as a result of the exercise of employee stock options.

As of December 31, 2009, we had outstanding trade receivables of approximately $16.4 million, which represented approximately 27% of revenue in 2009. As of December 31, 2008, we had outstanding trade receivables of approximately $7.8 million, which represented approximately 15% of revenue in 2008. As of December 31, 2007, we had outstanding trade receivables of approximately $6.9 million, which represented approximately 17% of revenue in 2007. Our payment terms are typically between 30 and 60 days, and do not exceed 120 days. Days sales outstanding (“DSO”), calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, increased to 86 DSO as of December 31, 2009, compared with 50 DSO as of December 31, 2008, and 59 DSO as of December 31, 2007. The DSO increase in 2009 was due to strong bookings in December and does not reflect any change in the terms of payment or the collection pattern.

Since inception, we have received aggregate payments from the Chief Scientist in the amount of $8.7 million related to research and development. In return, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2008, we had paid or accrued royalties related to the results of research and development in the amount of $8.7 million, consisting of our entire commitment to the Chief Scientist. However, even though we have repaid all grants received from the Chief Scientist, we are still subject to the restrictions in the Research Law regarding transfer of our intellectual property developed with the Chief Scientist’s funding. See Item 3.D – Risk Factors “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future”.  We received additional grants from the Chief Scientist in 2009, but such grants are not subject to royalty payment by us.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, investments in computers, office equipment and office fixtures and our acquisition activities. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and expect to continue investing in computers, office equipment and office fixtures. We also intend to continue exploring acquisition opportunities.

We believe that we have sufficient cash to fund our operations for at least the next 12 months.

5.C.  Research and development

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

We invested $6.5 million in 2009, $6.5 million in 2008 and $5.8 million in 2007 in research and development activities.

5.D.  Trend information

We operate in the rapidly evolving market for workforce management and service optimization.  Workforce management spending remained strong in 2009 and in the beginning of 2010.  Despite the widespread contraction in late 2008 and 2009, and the current uncertainties in the financial and credit markets, we have continued to experience strong demand for our products and services.

Large system integrators continue to build practices around the workforce management and service optimization market.  Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force.  Companies in the mid-market are also seeking solutions to improve productivity.  In 2007, we introduced our IMRS initiative and our Channel Partner Program to address demand from mid-market customers.

In 2009, the proportion of our revenues attributable to services increased, while the proportion of license revenues decreased. We expect license and services revenues to grow in absolute terms in 2010 and that the ratio of license revenues to service revenues will increase.

The global economic slowdown has adversely affected certain segments of our end-markets. For example, in 2009 we experienced lower demand from the retail and office equipment sectors. However, we experienced increased demand from other sectors, such as telecommunications and utilities. Energy Insights (an IDC company) expects information technology spending by the utility sector in the United States to accelerate dramatically, and to also grow in Europe, the Middle East and Africa (EMEA), in the year 2010. According to IDC, the growth in North American utilities IT spending will reach 11% in 2010, driven by economic recovery/energy demand growth, ARRA (American Recovery and Reinvestment Act of 2009), smart grid investment and demonstration grants, and regulatory mandates for smart metering and energy efficiency. According to IDC, top IT initiatives in North America and EMEA will include work and asset management (including mobile workforce and geographical information systems).

We expect to continue to grow our revenues in 2010 despite the continued uncertainty in the economic conditions.  We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and service optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses.  We also believe that we have a healthy backlog of orders for our products and services.  As of December 31, 2009, we had a backlog of approximately $27.4 million, compared to $17.9 million at the end of 2008.

The economic uncertainties may affect the competitive environment in our industry.  For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.  In 2009, we completed three acquisitions for a total amount of $5.7 million.    Pursuant to our business strategy, we will continue to consider merger and acquisition transactions.

In 2009, approximately 53% of our revenues and 66% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2009, the net effect of the change in value of the U.S. dollar against other currencies was immaterial (as revenues were negatively impacted but were offset by lower expenses).    In the beginning of 2010, the U.S. dollar has strengthened against each of the Euro and British Pound and has remained steady against the NIS.  If this trend continues, it may have a positive impact on our cost of revenues and operating expenses and a negative impact on our revenues.

5.E.  Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5.B above and Item 5.F below, we do not have any off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2009:

Commercial Commitments	Total Amounts Committed (in thousands)	Amount of Commitment Expiration Per Period (in thousands)
		2010
Guarantees/Letters of Credit*	$528	$528

*
We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2009, contingent liabilities on outstanding letter of credit agreements aggregated $0.5 million. We expect to renew most of these letters of credit. The letters of credit are secured by $0.5 million in deposits to cover potential payments under the guarantees.

Contractual Obligations	Payments due by Period (in thousands)
	Total	2010	2011	2012-2013	2014
Office Lease Obligations	$6,299	$1,532	$1,488	$2,823	$456

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position

Dr. Moshe BenBassat	62	Chief Executive Officer and Chairman of the Board

Shmuel Arvatz	47	Executive Vice President and Chief Financial Officer

Hannan Carmeli	51	President and Chief Operating Officer

DR. MOSHE BENBASSAT co-founded ClickSoftware in 1979 and has served as our Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to 1999, Dr. BenBassat served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University. Dr BenBassat pioneered the field of 'service chain optimization', a term he coined in the 1990's, and is considered to be one of the world's leading experts in the field.

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

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
James W. Thanos, Class I	61	2010	X		X
Roni A. Einav, Class II	65	2011	X			X
Gil Weiser, Class II	67	2011	X	X
Moshe BenBassat, Class III	61	2012
Shlomo Nass, Class III(2)	49	2012	X	X		X
Nira Dror, external director(3)	55	2012	X	X	X	X
Shai Beilis, external director	61	2012	X	X	X	X

(1) as defined under Rule 5065(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) “Audit Committee Financial Expert” under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee.  See Item 16A below.

(3) “Financial Expert” as required by the Companies Law with respect to membership on the Audit Committee.

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

RONI EINAV has served as a director since 2000.  Mr. Einav is the founder and General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures. From 1983 to 1999, Mr. Einav served as Chairman of New Dimension Software, Ltd., a systems software company he founded, which was subsequently acquired by BMC Software. Mr. Einav was a founder of Eurekify, a security software company, in 2002 and served as its director and chairman until 2008, when Eurekify was acquired by CA.  Mr. Einav serves on the board of directors of Advantec, XciTel, Impactia, M-Photo and Gimao, as well as on the advisory board of Xenia.   Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada, Axxana, CeDimension, ComDa, Einav Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces, or IDF, and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering, as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years, with experience ranging from design engineering to management of international companies, as well as community and public activities. Mr. Weiser is currently a member of the board of directors of Fundtech, OSPC (formerly Orsus Solutions Ltd.) and Infocall. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange from 2002 to 2004, as well as other hi-tech companies.  From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communications company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree from the University of Minnesota in Minneapolis.

DR. SHLOMO NASS has served as a director since 2009.  Dr. Nass currently serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation; arbitration; corporate and commercial law. Since 2001 he has served as President, Partner and Director of the group of investment companies within Israel Global Business. Since 2001 he has served as Chairman of the Financial Statement Committee and as Vice Chairman of the Board of Directors of Tao T'suot Ltd. and Tao T'suot Nadlan Ltd. Since April 2003, he has served as Chairman of Financial Statement and Auditing Committee of Formula Systems (1985) Ltd. Since 2006, he has served on the Board of Directors of NMC United Entertainment Ltd. Since November 2009 he has served as a director, as a member of the investment committee and as a member of the Auditing Committee of Partner Communications Company Ltd.  Since January 2010 he has served as a director and as Chairman of the Financial Statement Committee of Aviv Arlon Ltd.  Since August 2008 he has served on the Board of Directors of The Blue Shore Development Company (Tel – Aviv – Herzelia) Ltd. Since 1991 he has served as Vice Chairman of The Public Advisory Committee on Trade Levies and as President, Partner and Chairman of the Board of Directors of IRS-TKB International Consultants Ltd. (currently not active).  Dr. Nass served, from 1992 to 1995, as Chairman of the Board of Directors, Chairman of the Supreme Tenders Committee and the Finance Committee of The Israel Electric Corporation. From 2003 until the end of 2009, Dr. Nass served as Chairman of the Financial Statement Committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), an Israeli real estate and infrastructure development company.  From 2008 until the end of 2009 he served as Chairman of the Board of Directors of Yuli Capital Markets Ltd. From 2005 to the end of 2008, he also served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also served on the Board of Directors of the following companies under his role as a Trustee: since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B in Law and B.Sc., Economics from Bar-Ilan University; and completed a Mediators Course of the Ministry of Justice.  He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor by C.I.S.A. (USA). In the IDF Dr. Nass served as an officer in the IDF's Information Systems Auditing Team for the Paymaster General Administration.

NIRA DROR has served as a director since 2009.  Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representations services for companies in the aviation and tourism industries. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003 she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999 as General Manager for Israel. From 1984 to 1985, Ms. Dror served as the chief economist for Teus Azorei Pituach Ltd. and from 1985 to 1989 she served as the General Manager of Histour Ltd., a tourism company.  Ms. Dror currently serves on the board of directors of the following companies: Bank Hapoalim Ltd. (including chairperson of the Audit Committee), Dikla Insurance Company Ltd., Tzur Shamir Holdings Ltd. and S. Shlomo Holding Ltd. From 1989 to 1996 she was a member of the board of directors of Bank Otzar Hachayal Ltd., from 1998 to 1999 of Kitan Ltd., from 1996 to 1999 of America-Israel Bank Ltd., from 1998 to 1999 of Tadiran Ltd., from 2005 to 2008 of H&O Ltd. and from 2005 to 2008 of Chamei Yoav Tourism. From 1997 to 1999, Ms. Dror was a member of the executive committee of the America-Israel Chamber of Commerce and a chairperson of the foreign affairs committee of the Israel-British Chamber of Commerce.  From 1990 to 1999, Ms. Dror was a member of the executive committee of the panel of airlines in Israel. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A from Tel Aviv University.

SHAI BEILIS has served as a director since 2009.   Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and was the Chairman of the Board since its inception. Formula Ventures Ltd. is the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis is also the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis joined the Formula Group in 1994 as chief executive officer of Argotec.  Prior to the Formula Group, Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange.  From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986 he was chief executive officer of Yael Software and Services.  Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including 4 NASDAQ listed companies: from 1996 to 1999 of Wiztec Solutions Ltd., from 1995 to 2008 of BluePhoenix Solutions Ltd., from 1998 of RadView Software Ltd., and from 1997 to 2005 of Formula Systems (1985) Ltd.).  Mr. Beilis holds a M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

6.B.  Compensation

The aggregate amount of compensation paid to all of our directors and officers in 2009 was $1.7 million in salaries, directors’ fees, and bonuses, compared to $1.7 million in 2008. In addition, we granted 292,500 options to our officers and directors at an average exercise price of $7.33 per share.  Options expire seven to ten years after the date of the grant. The total severance obligations to our officers is $277,000 of which $247,000 is deposited in insurance policies and pension funds and $30,000 which is reserved in our financial statements.

The agreements of the executive officers provide that their engagement is “at-will” and may be terminated at any time by either us or the executive. The agreements provide that in the event the executive resigns his employment or the executive is terminated by us without cause, the executive will be entitled to severance payments in amounts equal to twelve months of annual base salary as of the date of termination for Dr. BenBassat and three months of base salary as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they may receive bonuses based on achieving Company goals on revenues and operating profit, and based on achieving personal performance-related goals.  The goals for our Chief Executive Officer are determined on an annual basis by the Compensation Committee, and the goals for our other executive officers are determined by the Chief Executive Officer.

6.C.  Board practices

We are subject to the provisions of the Companies Law, which requires, in part, that Israeli companies whose shares have been offered to the public in or outside of Israel appoint at least two external directors (as such term is defined in the Companies Law) to serve on their board of directors.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service, except for the termination provisions included in the employment agreement of officers that also act as directors and that concern solely their termination from their positions as employees.

In addition to the insurance coverage, we have agreed to indemnify our directors and officers in an amount not to exceed $20 million, for all persons and all events to be indemnified, for certain events and occurrences while the director or officer is, or was serving, at our request in such capacity.  The indemnification agreements entered into with the directors and officers are substantially in the form of the Amended Form of Indemnification Agreement previously filed as an exhibit to our annual report.  As permitted under the Companies Law, the indemnification agreements provide protection against personal liability. We have director and officer insurance coverage that may limit our exposure and may enable us to recover a portion of any future amounts paid.

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

Shai Beilis and Nira Dror each serves as an external director.

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

Nira Dror was determined by our board of directors to be a financial and accounting expert and Shai Beilis  was determined to have professional competence, each as determined by Israeli law.

Audit Committee

The audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis and Mr. Weiser, each of whom is “independent,” as such term is defined in Rule 5065(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an “audit committee financial expert” within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;

•	recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

•
overseeing and monitoring (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm’s qualifications, independence and performance, and (iv) our internal accounting and financial controls;

•	provide our board of directors with the results of its monitoring and recommendations derived therefrom;

•	provide to our board of directors such additional information and materials as it may deem necessary to make it aware of significant financial matters that require its attention;

•
monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise our board of directors on how to correct the deficiencies;

•	decide whether to approve engagements or transactions that require Audit Committee approval under the Companies Law, relating generally to certain related party transactions;

•	meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits; and

•	conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in our Company.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee’s responsibilities.  Our audit committee duties are also governed by a written charter.

Compensation Committee

Our compensation committee consists of Mr. Thanos, Mr. Beilis and Ms. Dror, each of whom is “independent,” as such term is defined in Rule 5065(a)(2) to the Nasdaq Rules.  Our compensation committee meets at least twice a year.  Functions of the compensation committee include:

•	to recommend to our board of directors the compensation of the Company’s executive officers;

•	to review and evaluate the compensation plans, policies and programs of the Company; and

•	to make recommendations to our board of directors and our shareholders relating to compensation to be provided to directors.

Our compensation committee duties are also governed by a written charter.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Einav, Dr. Nass, Ms. Dror and Mr. Beilis, each of whom is “independent,” as such term is defined in Rule 5065(a)(2) to the Nasdaq Rules.  Our corporate governance and nominating committee meets at least once a year.  Functions of the corporate governance and nominating committee include:

•
to monitor the composition of our board of directors and, when appropriate, seek, screen and recommend for nomination qualified candidates for election to our board of directors at the Company’s annual meeting of shareholders;

•	to seek qualified candidates to fill vacancies on our board of directors;

•
to evaluate candidates identified on its own initiative as well as candidates referred to it by other members of the board of directors, by our management, by shareholders who submit names to our secretary for referral to the corporate governance and nominating committee, or by other external sources; and

•	to evaluate the structure and practices of our board of directors and, when appropriate, recommend new policies.

Our corporate governance and nominating committee duties are also governed by a written charter.

6.D.  Employees

At December 31, 2009, we employed 295 full time employees.  Of these employees, 148 were based in Israel, 53 in the United States, 46 in Asia Pacific and 48 in Europe.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2009:

	YEAR ENDED DECEMBER 31,
Department	2009	2008	2007

Services	123	87	79
Research and Development	67	47	52
Sales and Marketing	64	57	57
General and Administrative	41	35	32
Total	295	226	220

In addition to the number of full-time employees listed above, as at December 31, 2009 we had 40 full-time contractors in Israel (compared to 22 full-time contractors as a December 31, 2008) who work at an offsite location, focusing on quality assurance.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) ("Bargaining Agreements") apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $527,000 in 2009, $739,000 in 2008, and $700,000 in 2007. The decrease in 2009 was largely attributable to appreciation in the value of the insurance policies and severance funds.  We obtain and maintain for all of our Israeli employees’ pension funds or manager's insurance as required by the Bargaining Agreements.

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

6.E.  Share ownership

As of March 31, 2010, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who owned 2,497,885 shares (or 7.9% of our outstanding shares) and 799,125 options for the purchase of our Ordinary Shares and Mr. Hannan Carmeli, who owned 9,872 shares and 366,167 options for the purchase of our Ordinary Shares.

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 31, 2010:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 31, 2010	NUMBER EXERCISABLE AT MARCH 31, 2010(1)	EXPIRATION DATE
1.3	250,000	250,000	2013
1.93-2.81	536,000	499,542	2013-2015
4.43	70,000	49,583	2014
8.12	130,000	-	2016
	986,000	799,125

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Mr. Hannan Carmeli that were outstanding as of March 31, 2010:
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 31, 2010	NUMBER EXERCISABLE AT MARCH 31, 2010(1)	EXPIRATION DATE
1.22-1.75	227,000	227,000	2013-2015
2.00-2.55	145,000	57,917	2015
3.33-4.25	60,000	51,250	2013-2014
	432,000	336,167

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

Stock Option Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

Our umbrella stock option plan was adopted in 2000 (the “Plan”), which defines our stock option pool available to our employees worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan.    Pursuant to the Plan, as amended, the number of ordinary shares made available under such Plan  automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding ordinary shares on such date, (ii) 1,250,000 ordinary shares, and (iii) an amount determined by the Company’s board of directors (the “Evergreen Mechanism”).  In accordance with the Evergreen Mechanism, the board of directors has ratified increases in reserves under the Plan in the aggregate amount of 4,250,000 and currently 2,129,665 options are available under the Plan together with shares available under the employee stock purchase plan.

In 2001 we adopted the 2000 Approved U.K. Share Scheme for our employees located in the United Kingdom and in 2003 we adopted the 2003 Israeli Share Option Plan for our employees located in Israel, both of which were adopted under the Plan.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major shareholders

The following table sets forth, as of March 31, 2010, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Dr. Moshe BenBassat (1)	2,497,885	7.9%
Idit BenBassat (2)	1,680,887	5.5%
G. Nicholas Farwell (3)	2,134,105	7.0%
Officers and directors as a group (4) (9 persons)	3,182,694	10.1%

(1)	Includes, in addition to the Ordinary Shares held by Dr. BenBassat, 799,125 options for Ordinary Shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above.

(2)	Based solely on Schedule 13G filed with the SEC on February 12, 2010 by Idit BenBassat.

(3)	Based solely on Amendment No.3 to Schedule 13G filed with the SEC on February 11, 2010 by G. Nicholas Farwell. Mr. Farwell reports shared beneficial ownership of such shares.

(4)
Includes 1,459,062 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above.  Does not include 458,438 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2006		2009
		%		%
Total shares	27,994,626		30,244,330
Dr. Moshe BenBassat	3,227,527	11.5%	2,497,885	7.9%
Idit BenBassat	2,246,887	8.0%	1,680,887	5.6%
G. Nicholas Farwell	3,008,100	10.7%	2,134,105	7.1%
Austin W. Marxe and David M. Greenhouse	4,142,481	14.8%	466,175	1.5%

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of  December 31, 2009, there were 19 holders of record of our ordinary shares in the United States, representing approximately 98% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our ordinary shares are held by brokers or other nominees.

7.B.  Related party transactions

Since January 1, 2009, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time.

7.C.  Interests of experts and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales in 2009 were $60.5 million, or 99.0% of revenues, compared with $51.7 million, or 98.9% of revenues, in 2008, and $39.9 million, or 99.8% of revenues, in 2007.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

Since our inception, we have retained all earnings for use in our business. We have never declared or paid cash dividends and we have no immediate plans to pay any cash dividends on our capital stock.  However, payment of dividends is at the discretion of our board of directors which may change our policy regarding payment of dividends from time to time.

8.B.  Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2009.

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market.  The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

	High	Low
Annual Information	($)	($)
2005	2.89	1.28
2006	3.56	1.40
2007	6.84	2.91
2008	4.00	1.81
2009	8.43	1.88
Quarterly Information
First quarter 2008	4.00	2.55
Second quarter 2008	3.17	2.77
Third quarter 2008	2.90	2.00
Fourth quarter 2008	2.90	1.81
First quarter 2009	3.81	1.88
Second quarter 2009	6.60	3.17
Third quarter 2009	8.43	5.40
Fourth quarter 2009	7.91	5.05
Monthly Information
November 2009	5.88	5.05
December 2009	7.36	5.18
January 2010	7.53	6.69
February 2010	7.17	6.63
March 2010	7.76	6.90
April 2010 (through April 6)	6.93	6.78

9.B.  Plan of distribution

Not applicable.

9.C.  Market for Ordinary Shares

Our Ordinary Shares have been quoted on the Nasdaq Global Select Market since July 1, 2009 under the symbol CKSW.  Prior to that, our Ordinary Shares were traded on the Nasdaq Capital Market since August 29, 2002 (except between November 6, 2002 and March 6, 2003, when they were quoted under the symbol CKSWE).  Prior to that, our Ordinary Shares were quoted on the Nasdaq National Market since June 22, 2000.

9.D.  Selling shareholders

Not applicable.

9.E.  Dilution

Not applicable.

9.F.  Expenses of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share capital

Not applicable.

10.B.  Memorandum and articles of association

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

Rights, preferences and restrictions of shares

General.  Our share capital is NIS 2,100,000, divided into: (i) 97,000,000 Ordinary Shares of NIS 0.02 nominal value each; (ii) 3,000,000 Non-Voting Ordinary Shares of NIS 0.02 nominal value each, and (iii) 5,000,000 Special Preferred Shares of NIS 0.02 nominal value each. We had historically issued Non-Voting Ordinary Shares pursuant to certain of our employee share option plans but all such shares were converted into Ordinary Shares on a 1:1 basis. Consequently, we currently only have Ordinary Shares issued and outstanding.  Our Ordinary Shares do not have preemptive rights.

The Ordinary Shares do not have cumulative voting rights in the election of directors.  As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

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

Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws.  Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting.  For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

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

No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights.  A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights.  Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

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

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.  We are subject, however, to U.S. securities rules that require beneficial owners of more than 5% of our Ordinary Shares to make certain filings with the SEC.

Changes in Capital

Our memorandum of association and articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Companies Law.

10.C.  Material contracts not in the ordinary course of business

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

At our last annual general meeting of shareholders held on July 23, 2009, our shareholders authorized and empowered our Audit Committee and Board of Directors to structure the mechanisms and vehicles of paying Dr. BenBassat's compensation as our Chief Executive Officer, or CEO (including the possibility of a services provider directly or through a company owned by him, as opposed to an employment arrangement) and  to approve any required agreement(s) relating thereto; provided that (1) the total cost to our group of companies (excluding bonuses) in U.S. dollars will not exceed the total cost of his employment during the 2008 fiscal year (excluding bonuses) according to the Employment Agreement between ClickSoftware, Inc. and Dr. BenBassat effective as of January 1, 2004, as amended (the "Current Agreement"), and (2) any new arrangement will contain the equivalent bonus and severance provisions as specified in the Current Agreement. In calculating the total cost to our group of companies, benefits according to the Current Agreement that were not fully utilized by him will be calculated as if they had been fully utilized. Dr. BenBassat terminated the Current Agreement at the end of 2009 but continues to act as our Chairman of the Board and CEO. We are in advanced stages of finalizing the legal documentation regarding a change of the structure of Dr. BenBassat's engagement to a full-time consulting arrangement according to the principles approved at our annual general  meeting of shareholders.

10.D.  Exchange controls

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

10.E.  Taxation

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

Israel Corporate Tax Considerations

General Corporate Tax Structure

Income not eligible for “Approved enterprise” benefits was taxed in 2009 at a regular corporate tax rate of 26% (27% in 2008 and 29% in 2007).  The tax rate was reduced in 2010 to 25%. This change does not have a material effect on the Company’s financial statements. The tax rate is scheduled to be gradually reduced to 18% in 2016 and beyond. However, the effective rate of tax payable by a company which derives income from an “Approved Enterprise” may be considerably lower – see discussion below.

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

Moreover, industrial enterprises which are Approved Enterprises can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a)  the earned income track through a trustee pursuant to which the optionee pays income tax rate as  earned income (according to the marginal tax rate of the optionee - up to 46% tax in 2009) plus payments to the National Insurance Institute and  health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes.  The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date the stock options were granted and deposited with a trustee; or

(b)  the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. However, if the underlying shares are listed in a stock exchange or will be listed within 90 days after the date of grant, then the difference (if any) between the average value of the underlying shares within 30 days prior to date of grant or 30 days subsequent to the date of the listing of the shares, as appropriate, and the exercise price is taxed as earned income rather than capital gain. The optionee is not required to make payments to the National Insurance Institute and health tax in respect of the portion of the income classified as capital gain.  The Company may not recognize expenses relating to the options for tax purposes except in respect of the portion of income recognized as earned income. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months from the date the stock options were granted and deposited with a trustee ; or

(c)  the track without a trustee pursuant to which the optionee pays income tax rate as earned income (according to the marginal tax rate of the optionee up to 46% tax in 2009) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

The above rules apply only to employees, including office holders but excluding controlling shareholders.

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

The Israeli Parliament has approved the cancellation (subject to transitional provisions) of the Income Tax Law (Inflationary Adjustments), 1985, commencing from tax year 2008.

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (26% in 2009). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 46% in 2009) and the regular corporate tax rate for corporations (26% in 2009) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2009 – 26% tax rate for a corporation and a marginal tax rate of up to 46% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders.  In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a Controlling Shareholder); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of

1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty.  If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

Israel law presently does not impose estate or gift tax.

United States Federal Income Tax Consequences

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

We have no immediate plans to pay any cash dividends on our capital stock.  In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israel Corporate Tax Considerations - Taxation of Our Shareholders – Dividends”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceed from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

10.F.  Dividends and paying agents

Not applicable.

10.G.  Statement by experts

Not applicable.

10.H.  Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act of 1934, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We publish unaudited interim financial information after the end of each quarter.  We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

You may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I.  Subsidiary information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk.  We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2009, 47% of our revenues and 34% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros.  In 2009, the net impact on our financial results of currency changes against the U.S. dollar was immaterial (as revenues were negatively impacted but were offset by lower expenses).

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars.  Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.  We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments.  At December 31, 2009, we had short forward exchange contracts to sell up to Euro 5.0 million for a total amount of $7.2 million, British pounds 4.0 million for a total amount of $6.5 million, Australian Dollar 0.65 million for a total amount of $0.6 million, Canadian Dollar 0.1 million for a total amount of $0.1 million and NIS 12.5 million for a total amount of $3.2 million.

Interest Rate Risk. As of December 31, 2009, we had cash, cash equivalents and short-term investments of $34.5 million, which consist mainly of cash and short-term bank deposits with major banks. Of this, a total of $7.4 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value  would have an immaterial impact on our business, financial condition and results of operations.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2009 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2010
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$15,594
Average interest rate	0.1%
Money market funds	$4,800
Average interest rate	0.2%
Government and corporate bonds	$1,332
Bank deposits	$12,720
Average interest rate	0.9%

B) Long-term debts:
None.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART TWO

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)  Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, the independent registered public accounting firm that audited our 2009 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d)  Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Our board of directors has determined that Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the Exchange Act Rules, and is independent in accordance with applicable Exchange Act rules and Nasdaq Rules.

ITEM 16B.  Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.  Principal Accountant Fees and Services

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our independent registered public accounting firm for each of the three years ended December 31, 2009.

Audit Fees.

Audit fees in 2009 amounted to approximately $159,000 and primarily related to professional services rendered in connection with the audits of our financial statements and internal control over financial reporting for the fiscal year ended December 31, 2009 and the review of our interim financial statements during 2009. This amount also includes fees paid to Deloitte Touche Tohmatsu firms other than Brightman Almagor Zohar & Co.  Audit fees in 2008 amounted to approximately $93,000 and primarily related to professional services rendered in connection with the audit of our interim financial statements for the fiscal year ended December 31, 2008 and the review of our financial statements during 2008.

Audit-Related Fees.

None.

Tax  Fees.

Tax fees billed to us by Brightman Almagor Zohar & Co. and other Deloitte Touche Tohmatsu firms in 2009 amounted to approximately $43,000 and primarily related to tax services. Tax fees billed to us by Brightman Almagor Zohar & Co. in 2008 amounted to approximately $6,000 and primarily related to tax services.

All Other Fees.

Other fees billed to us by  Brightman Almagor Zohar & Co.  amounted to $15,000.

Pre-Approval of Auditors’ Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2009 and 2008 were either pre-approved by the full audit committee, or by Dan Falk, who served as Chairman of the Audit Committee during part of 2009, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee).

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.  Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

Under Rule 5615(a)(3) to the Nasdaq Rules, foreign private issuers, such as us, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of any of such provisions must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. We have provided Nasdaq with a notice of non-compliance with respect to certain Nasdaq Rules. Below is a summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq Rules applicable to domestic U.S. listed companies.

As described in item 10.B. “Memorandum and articles of association,” Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market has a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the such issuer’s common voting stock.  However, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and even lower in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting. Our quorum requirements for an adjourned meeting do not comply with the Nasdaq requirements and we instead follow our home country practice.

We have chosen to follow our home country practice in lieu of the requirements of Rule 5250(d)(1), relating to an issuer's furnishing of its annual report to shareholders and we post our annual report on Form 20-F on our web site (www.clicksoftware.com) as soon as practicable following the filing of the annual report on Form 20-F with the SEC.

PART THREE

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ClickSoftware Technologies Ltd.

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Annual Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

 We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, statements of operations, changes in shareholders' equity and comprehensive income, and cash flows as of  and for the year ended December 31, 2009 of the Company and our report dated April 8, 2010 expressed an unqualified opinion on those financial statements.

/s/Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
April 8,2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8,2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
April 8, 2010

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$15,594	$17,427
Short-term investments (Note 4 & Note 12B)	18,852	13,857
Trade receivables, net of allowance for doubtful accounts of $501 and $352 as of December 31, 2009 and 2008, respectively (Note 5)	16,410	7,825
Deferred taxes (Note 15)	3,160	1,940
Other receivables and prepaid expenses (Note 6)	1,980	1,071
Total Current Assets	55,996	42,120

Long-Term Investments (Note 7 & Note 12B)	528	699
Severance Pay Deposits (Note 8)	1,485	1,218
Identifiable Intangible assets, Net (Note 9)	2,802	-
Goodwill (Note 9)	2,511	-
Property and Equipment, Net (Note 10)	3,127	2,125

TOTAL ASSETS	$66,449	$46,162

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses (Note 11)	$11,619	$8,780
Deferred revenues	6,711	5,442
Total Current Liabilities	18,330	14,222

Long-Term Liabilities:
Accrued severance pay (Note 8)	2,879	2,653
Deferred revenues	2,582	3,201
Total Long-Term Liabilities	5,461	5,854

Total Liabilities	23,791	20,076

Commitments and Contingencies (Note 12)

Shareholders' Equity (Note 13):
Special preferred shares NIS 0.02 par value
Authorized – 5,000,000 as of December 31, 2009 and 2008; no issued and outstanding shares as of December 31, 2009 and 2008;
Ordinary shares of NIS 0.02 par value: Authorized - 100,000,000 as of December 31, 2009 and 2008; Issued – 30,283,330 shares as of December 31, 2009 and 28,694,670 as of December 31, 2008; Outstanding – 30,244,330 shares as of December 31, 2009 and 28,655,670 shares as of December 31, 2008;	124	116
Additional paid-in capital	78,933	74,771
Accumulated other comprehensive income	82	194
Accumulated deficit	(36,438)	(48,952)
	42,701	26,129
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders’ equity	42,658	26,086

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$66,449	$46,162

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
Revenues (Note 14):
Software license	$19,259	$19,819	$15,602
Services	41,864	32,443	24,417
Total revenues	61,123	52,262	40,019

Cost of revenues:
Software license	1,980	1,933	2,358
Services	18,851	16,146	12,937
Total cost of revenues	20,831	18,079	15,295

Gross profit	40,292	34,183	24,724

Operating expenses:
Research and development expenses	6,666	6,569	5,927
Less – participation by the Chief Scientist of the Government of Israel (Note 12a)	167	110	160
Research and development expenses, net	6,499	6,459	5,767
Selling and marketing expenses	16,240	16,002	13,203
General and administrative expenses	6,423	5,446	4,399
Total operating expenses	29,162	27,907	23,369
Operating income	11,130	6,276	1,355
Other Income	-	-	404
Interest income, net	380	149	899
Net income before taxes	11,510	6,425	2,658
Tax benefit (Taxes on income) (Note 15)	1,004	1,686	(50)
Net income	$12,514	$8,111	$2,608

Basic net income per share	$0.43	$0.28	$0.09
Diluted net income per share	$0.40	$0.27	$0.09
Shares used in computing basic net income per share	29,400,973	28,564,496	28,254,926
Shares used in computing diluted net income per share	31,137,238	29,503,217	29,794,261

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total
Balance as of December 31, 2006	27,994,626	$113	$72,205	$(63)	$(59,671)	$-	$(43)	$12,541

Employee options exercised	515,719	2	885	-	-	-	-	887
Stock-based compensation expense related to employees and consultants (1)	-	-	713	63	-	-	-	776
Net Income	-	-	-	-	2,608	-	-	2,608

Balance as of December 31, 2007	28,510,345	$115	$73,803	$-	$(57,063)	$-	$(43)	$16,812

Employee options exercised	145,325	1	189	-	-	-	-	190
Stock-based compensation expense related to employees and consultants	-	-	779	-	-	-	-	779
Accumulated other comprehensive income (2)	-	-	-	-	-	194	-	194
Net Income	-	-	-	-	8,111	-	-	8,111

Balance as of December 31, 2008	28,655,670	$116	$74,771	$-	$(48,952)	$194	$(43)	$26,086

Employee options exercised	1,588,660	8	3,170	-	-	-	-	3,178
Stock-based compensation expense related to employees and consultants	-	-	992	-	-	-	-	992
Accumulated other comprehensive income (2)	-	-	-	-	-	(112)	-	(112)
Net Income	-	-	-	-	12,514	-	-	12,514

Balance as of December 31, 2009	30,244,330	$124	$78,933	$-	$(36,438)	$82	$(43)	$42,658

(1)	$63,000 was amortized during 2007 as deduction from Revenues (see note 14)
(2)	Gain (loss) on derivatives designated for cash flow hedge

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income to net cash provided by operating activities:

Net income	$12,514	$8,111	$2,608
Depreciation	1,032	752	615
Stock-based compensation	992	779	776
Amortization of acquired intangible assets	366	_	_
Severance pay, net	(41)	180	220
Other	22	15	(1)
Trade receivables	(8,585)	(942)	(418)
Deferred taxes	(1,220)	(1,940)	-
Other receivables	(1,021)	163	(491)
Accounts payable and accrued expenses	2,839	1,499	1,336
Deferred revenues	650	(79)	267
Net cash provided by operating activities	7,548	8,538	4,912

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from realization of (purchase) of investments	(4,824)	1,100	(9,287)
Proceeds from disposal of equipment	-	-	404
Purchases of intangible assets and goodwill	(5,679)	-	-
Purchases of equipment	(2,057)	(1,455)	(1,247)
Net cash used in investing activities	(12,560)	(355)	(10,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee options exercised	3,179	190	887
Net cash provided by financing activities	3,179	190	887
Increase (decrease) in cash and cash equivalents	(1,833)	8,373	(4,331)
Cash and cash equivalents at beginning of year	17,427	9,054	13,385
Cash and cash equivalents at end of year	$15,594	$17,427	$9,054

Supplemental cash flow information:
Cash paid for interest	$7	$6	$1

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AS OF DECEMBER 31, 2009 AND 2008 AND
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007)
(IN THOUSANDS OF DOLLARS)

NOTE 1 – GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of software products and solutions for workforce management and optimization for the service sector.  The Company’s products and solutions incorporate best business practices, key business functions of  service operations, and sophisticated decision-making algorithms that enable its customers to more efficiently manage their service operations in a scalable, integrated manner.

The Company’s solutions are grouped into four main suites which together comprise its Service Optimization Suite:

Field Service Suite – covers the field service needs from forecasting to planning to intra-day real time scheduling to analytics.
Mobility Suite – covers the needs of the mobile individual for such cases where dispatch and scheduling is either not required or already covered by another solution.
Roster Suite – covers all shift planning needs for both the manager as well as the employee.
Forecasting and Planning Suite- is designed to address the mid-term and long-term needs of the service sector for forecasting customer demand and accordingly planning staffing levels – quantities and skill mix- in the various territories and business lines.

The Company’s Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company’s Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, shift planning and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.  The following comprise the individual products of the above suites:  ClickSchedule, ClickAnalyze, ClickMobile, ClickLocate, ClickContact, ClickRoster, ClickPlan and ClickForecast.

The Company also offers solutions for the small and mid-sized company markets in the form of ClickIMRS and ServiceTycoon.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd, a wholly owned subsidiary of ClickSoftware, Inc.), in Japan (ClickSoftware Japan KK) and in India (ClickSoftware India Private Limited). The subsidiaries are primarily engaged in the sale and marketing of the Company’s products in North America, Europe and the rest of the world.

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

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in ASC 830-10 (originally issued as Statement of Financial Accounting Standards (“SFAS”) No. 52).  All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

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

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

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

Property and equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 16 years. Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term  or the useful lives of the improvements.

The Company complies with provisions of ASC 360-10 (originally issued as SFAS No. 144), Accounting for the Impairment or Disposal of Long-Lived Assets. ASC 360-10 (originally issued as SFAS No. 144) requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Identifiable Intangible Assets

Intangible assets representing primarily core technology and in process research and development (“IPR&D”), customer lists and relationships, employment contracts, workforce and non-competition arrangements (arising from business combinations) are recorded at cost less accumulated amortization as outlined in Note 9.  Intangible assets are amortized over their estimated useful lives on a straight-line basis ranging from 3 to 6 years.

Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable intangible assets as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

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

Revenue recognition

The Company recognizes revenues in accordance with the  ASC 985-605-15  (originally issued as American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9).

In accordance with ASC 985-605-15, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable, collection of the license fees is considered probable and vendor-specific objective evidence (VSOE) of the fair value of undelivered elements exists.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35-05 (originally issued as SOP 81) “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, the Company estimates time to completion with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Revenues from consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.  Post-

contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the arrangement, usually one year.

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

Basic and diluted net income per share

Basic and diluted net income per share are presented in conformity with ASC 260-10 (originally issued as SFAS No. 128) "Earnings per Share" for all years presented. Basic and diluted net income per share have been computed using the weighted-average number of ordinary shares outstanding during the year (see Note 13).

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of shares, excluded from the calculations of diluted net income per share, were 1,500,824, 3,502,509 and 2,236,340 for the years ended December 31, 2009, 2008 and 2007, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current accounts receivable, and accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

Stock-Based Compensation Plans— ASC 718-10 (originally issued as SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R)) requires that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The principal awards issued under Company stock-based compensation plans, which are described in Note 13, “Stock-Based Compensation Plans” include stock options. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in the Company Consolidated Statement of Operations. The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718-10 included in Statement of Operations as follows:

	YEAR ENDED DECEMBER 31,
		(in thousands)
	2009	2008	2007

Cost of revenues	$132	$115	$98
Research and development expenses	120	108	86
Selling and marketing expenses	266	225	156
General and administrative expenses	474	331	373
Total	$992	$779	$713

Compensation cost related to stock options is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718-10  in 2009 was $992 and in 2008 was $779.

Under ASC 718-10, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions: (1) expected life of 5.1 years (2008 – 4.8, 2007 – 4.9); (2) dividend yield of 0% (3) expected volatility of 70% (2008 – 73%, 2007 – 76% ) and (4) risk-free interest rate of 3.4% (2008 –3.2%, 2007 – 4.8%).

Income taxes

The Company accounts for income taxes, in accordance with the provisions of ASC 740-10 (originally issued as SFAS 109) "Accounting for Income Taxes," under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740-10 on January 1, 2007.

Recent accounting pronouncements

In May 2009, the FASB issued Statement No. 165. Statement No. 165 provides guidance on management’s assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. Statement No. 165 represents the inclusion of guidance on subsequent events in the accounting literature and is direct specifically to management, since management is responsible for preparing an entity’s financial statements. Statement No. 165 is not expected to significantly change practice because its guidance is similar to that in AU section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued”. Management must perform its assessment for both interim and annual financial reporting periods. The company does not expect that the adoption of Statement No. 165 will have a significant impact on its financial statements.

In June 2009, the FASB issued Statement No. 168. The FASB notes that the “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which was primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Standards”. ASC Topic 105 has become the single source of authoritative non governmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statement for the fiscal year ended December 31, 2009.

NOTE 3 – ACQUISITIONS

A.
In April 2009, the Company completed the acquisition of the workforce management business of Manchitra Private Services Limited (“Manchitra”), a business based in India, for approximately $2.6 million.  The assets of such business were transferred to a newly formed subsidiary, ClickSoftware India Private Limited.  This acquisition enables the Company to strengthen its local presence in this region and provides the Company with an implementation and delivery vehicle in India to provide a new range of benefits to customers in that region.

Purchase price allocation:

	Useful life	At Date of Acquisition

Original amount:
Core technology	3 years	$241
IPR&D	4 years	472
Customer relationship	3 years	529
Non-Compete	-	127
Goodwill	-	1,245
		$2,614

B.
In August 2009, the Company completed the acquisition of the assets of AST Solutions Group 2009, Inc. (“AST”) for approximately $1.6 million. This acquisition provides the Company with a platform to penetrate the market for small and medium sized service organizations.

Purchase price allocation:

	Useful life	At Date of Acquisition
Original amount:
Core technology	6 years	$550
Customer relationship	6 years	90
Goodwill	-	939
		$1,579

C.	In November 2009, The Company completed the acquisition of the assets of A.I. Point Ltd. (“AIPoint”) for approximately $1.5 million in order to strengthen the Company’s shift planning offering.

Purchase price allocation:

	Useful life	At Date of Acquisition
Original amount:
Core technology	3 years	$716
Customer relationship	4 years	443
Goodwill	-	327
		$1,486

NOTE 4 -- SHORT-TERM INVESTMENTS

	DECEMBER 31,
	2009	2008

Bank Deposits and money market funds (*)	$17,520	$13,857
Government and corporate bonds	1,332	0
	$18,852	$13,857

(*)The bank deposits and money market funds bear interest at an average annual rate of 0.9%.

NOTE 5 -- TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A.  Trade receivables
	DECEMBER 31,
	2009	2008

Accounts receivables billed	$14,306	$7,335
Accounts receivables unbilled	2,605	842
Allowance for doubtful accounts	(501)	(352)
Trade receivables, net	$16,410	$7,825

B.  Allowance for doubtful accounts
	DECEMBER 31,
	2009	2008
Balance at Beginning of Year

	$352	$269
Increase to allowance	149	87
Write-offs	-	(4)
Balance at Year end	$501	$352

NOTE 6 -- OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2009	2008

Prepaid expenses	$1,163	$671
Government participation and other government receivables	341	108
Employees	184	62
Other receivables	292	230
	$1,980	$1,071

NOTE 7 -- LONG-TERM INVESTMENTS

	DECEMBER 31,
	2009	2008

Bank Deposits (see also Note 12B)	$528	$699
	$528	$699

 The bank deposits bear interest at an average annual rate of 0.9%.

NOTE 8 -- ACCRUED SEVERANCE PAY

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

Severance pay expenses amounted to $527, $739 and $700 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 9 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.  Goodwill:

DECEMBER 31,
2009 acquisitions:	2009
Acquisition of Manchitra assets	$1,245
Acquisition of AST assets	939
Acquisition of AIPoint assets	327
Balance at Year end	$2,511

B.  Identifiable intangible assets acquisitions:

DECEMBER 31,
2009 acquisitions:	2009
Acquisition of Manchitra assets	$1,369
Acquisition of AST assets	640
Acquisition of AIPoint assets	1,159
Balance at Year end	$3,168

C.  Identifiable intangible assets, Net:

		DECEMBER 31,
	Useful life	2009
Original amount:
Core technology	3-6 years	$1,507
IPR&D	4 years	472
Customer relationship	3-6 years	1,062
Non-Compete	-	127
		$3,168

  Accumulated amortization:
Core technology	$132
IPR&D	88
Customer relationship	146
Non-Compete	-
$366

Identifiable intangible assets, Net:
Core technology	$1,375
IPR&D	384
Customer relationship	916
Non-Compete	127
$2,802

The estimated future amortization expense of other intangible assets as of December 31, 2009 is as follows:

2010	$796
2011	782
2012	602
2013	291
2014 and thereafter	331
$2,802

NOTE 10 -- PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2009	2008
Cost
Computers and office equipment	$4,612	$3,293
Leasehold improvements	1,354	790
Motor vehicles	59	59
	$6,025	$4,142
Accumulated Depreciation	2,898	2,017
	$3,127	$2,125

NOTE 11 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2009	2008

Suppliers	$4,675	$3,028
Employee and related expenses	5,407	3,981
Government commitment	1,422	948
Accrued royalties	-	709
Other	115	114
	$11,619	$8,780

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

A:  In connection with its research and development, the Company received grants from the State of Israel in the total amount of $8.7 million. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received plus annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2008 of $8.7 million. This amounts to full repayment by the Company of its royalty commitments to the State of Israel.

B: The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2009, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2010 aggregated approximately 0.5 million. The letters of credit are secured by 0.5 million in deposits to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India and Australia, for periods expiring in the years 2010 through 2014. Minimum future rental payments, as of December 31, 2009 are as follows:

2010	1,532
2011	1,488
2012	1,472
2013	1,351
2014	456
$6,299

Rent expense amounted to $1,400, $1,024 and $864 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company signed a lease for approximately 33,000 square feet of office space in Petach Tikva, Israel to which the Company is moved upon the expiration of the lease of the office space in Givat Shmuel during March 2009.  The Company recently signed an amendment to its lease for office space in Burlington, Massachusetts which provides that starting in the first half of 2010 the Company will lease approximately a total of 16,000 square feet in the building it currently occupies for a minimum period of 4 years.

From time to time, the Company is involved in various routine legal proceedings incidental to the ordinary course of our business.  The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company’s business or consolidated financial condition.

NOTE 13 -- SHAREHOLDERS' EQUITY

A.  Public Company

The Company’s shares are publicly traded on the Nasdaq Global Select Market.

B.  Share Capital

Share capital is comprised of issued and outstanding ordinary shares of NIS 0.02 par value.

C.  Employee Stock Purchase Plan

During 2000, the board of directors approved the ESPP (Employee Stock Purchase Plan) effective August 2000. As of December 31, 2004, 766,691 ordinary shares were issued under the ESPP, and an additional 283,309 ordinary shares are reserved for issuance.  During 2004, the Company board of directors resolved to temporarily cease the Company’s ESPP program.

D.  Employee, Directors, and Consultant Option Plans

The Company adopted new option plans in 2000. Under these plans, the Company granted 489,500, 731,000, and 506,000 at an average exercise price of $6.49, $2.49 and $3.61for the years ended December 31, 2009, 2008 and , 2007respectively.

During the year ended December 31, 2007, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

During the year ended December 31, 2008, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

During the year ended December 31, 2009, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 242,500 ordinary shares.

During 2003, the board of directors decided to increase the reserve for grants under its umbrella option plan, the Amended and Restated 2000 Share Option Plan (the "Umbrella Plan"), by 400,000 options effective January 1, 2004.

During 2005, the board of directors decided to increase the reserve for grants under the Umbrella Plan, by 450,000 options effective January 1, 2006.

During 2006, the board of directors decided to increase the reserve for grants under the Umbrella Plan, by 1,250,000 options effective January 1, 2007.

During 2007, the board of directors decided to increase the reserve for grants under the Umbrella Plan, by 1,250,000 options effective January 1, 2008.

During 2008, the board of directors decided to increase the reserve for grants under the Umbrella Plan, by 900,000 options effective January 1, 2009.

During 2009, the board of directors decided to decrease the reserve for grants under the Umbrella Plan, by 352,731 options effective September 15, 2009.

During 2009, the board of directors decided to increase the reserve for grants under the Umbrella Plan, by 900,000 options effective January 1, 2010.

A summary of the status of the Company's stock option plans as of December 31, 2009 and 2008 and changes during the years then ended are as follows:
	OPTIONS AND SHARES AVAILABLE FOR GRANT	OUTSTANDING OPTIONS	WEIGHTED -AVERAGE EXERCISE PRICE PER SHARE ($)	WEIGHTED -AVERAGE FAIR VALUE OF OPTION
Outstanding December 31, 2007	1,366,993	3,910,975	2.16
Increase in option pool	1,250,000	-	-
Granted	(731,000)	731,000	2.49	$1.52
Forfeited	80,922	(80,922)	2.47
Exercised	-	(119,823)	1.59
Outstanding December 31, 2008	1,966,915	4,441,230	2.23
Increase in option pool, net	547,269	-	-
Granted	(489,500)	489,500	6.49	$3.93
Forfeited	104,981	(104,981)	3.49
Exercised	-	(1,588,660)	2.00
Outstanding December 31, 2009	2,129,665	3,237,089	2.94

The following table summarizes information about options outstanding and exercisable as of December 31, 2009:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2009	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2009	WEIGHTED-AVERAGE EXERCISE PRICE
0.25 – 0.26	100,917	2.8	$0.25	100,917	$0.25
1.21 – 2.00	1,484,726	2.3	$1.71	1,336,256	$1.69
2.04 – 3.67	925,446	4.2	$2.88	483,419	$2.86
4.15 – 4.67	269,700	2.1	$4.32	238,492	$4.30
5.16 – 6.69	197,000	6.4	$5.24	-	-
8.00 – 8.50	259,300	8.4	$8.12	16,800	$8.05
	3,237,089			2,175,884

E.  IBM Share and Warrants Grants

At the end of the second quarter of 2004, the Company formalized a strategic alliance with IBM pursuant to which the Company teamed with IBM to resell its workforce optimization solutions.  In connection with this strategic alliance, the Company established a Project Office with IBM to manage the day-to-day affairs in connection with the relationship. During 2008 the Company continued its cooperation with IBM. IBM has received certain warrants that are exercisable into ordinary shares of the Company in connection with this arrangement. During 2008 IBM exercised a total 25,502 of warrants on a “cashless exercise” basis.

The Company accounted for these warrants and options under the fair value method of ASC 505-50-30 (originally issued as FAS No. 123-R). The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.8%; volatility rate of 76%; dividend yields of 0% and an expected life of 4.9 years.

Compensation expenses of $63 for warrants issued to IBM were deducted from Revenues and were recognized for the year ended December 31, 2007.

NOTE 14 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company’s revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
Revenue
North America	$22,676	$18,617	$17,766
Europe	27,832	24,545	17,499
Israel	596	563	131
Asia Pacific	10,019	8,537	4,623
	$61,123	$52,262	$40,019

Sales to a single customer exceeding 10% of total sales:
	2009	2008	2007
	%	%	%

Customer A	11	-	-
Customer B	-	18	-
Customer C	-	-	11

Long-lived assets by geographical areas are as follows:

YEAR ENDED DECEMBER 31,
	2009	2008
Net Property and Equipment
North America	$188	$133
Europe	488	412
Asia Pacific	282	229
Israel	2,169	1,351
	$3,127	$2,125

NOTE 15 – TAX BENEFIT (TAXES ON INCOME)

A.  Company

The Company is subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

Part of the Company’s investment in equipment has received approvals ("Approved Enterprise" status) in accordance with the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)  . The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first and second plans benefit periods have already expired. The benefit period of the third plan has not yet commenced.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.  However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.  Plans four, five and six are under Privileged Enterprise.

The first investment plan (First plan) benefit period has already expired.

The second investment plan (Second plan) benefit period has already expired.

In 1996, the Company received approval for its second expansion program (Third plan). The commencing year for the third plan was 2000 and the expected expiration year is 2010

In 2006, the Company received approval by the amendment to the Investment Law (Fourth plan) as a Privileged Enterprise. The commencing year was 2004.  The Company did not generate income subject to the provision of the new law. The expected expiration year is 2015.

In 2007, the Company received approval by the amendment to the Investment Law (Fifth plan) as a Privileged Enterprise.  The commencing year was 2006.  The Company did not generate income subject to the provision of the new law. The expected expiration year is 2017.

In 2008, based on Company investments in property and equipment in the years 2007 and 2008, the Company submitted a request to approve a new plan (sixth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law.  The commencing year was 2008. The expected expiration year is 2019.

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

Income not eligible for “Approved Enterprise” benefits mentioned above is taxed at a regular rate of 26% (27% in 2008).  On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 26% for 2009.  This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2009 26% and thereafter 25% (or less according to the foreign ownership). This change does not have a material effect on the Company's financial statements.

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

B.   Tax assessments

Final tax assessments in Israel have been received up to and including the 2005 tax year.

C.   Deferred taxes

Deferred tax assets consist of the following significant items:

	YEAR ENDED DECEMBER 31,
	2009	2008
	(in thousands)
Net operating loss carry forwards in Israel*	$2,334	$4,290
Net operating loss carry forwards of non-Israeli subsidiaries	7,471	8,553
R&D cost temporary differences	457	1,300
Other timing differences	1,163	1,067
Deferred tax asset	11,425	15,210
Valuation allowance	(8,265)	(13,270)
Long-term deferred tax asset, net of allowance	$3,160	$1,940

*Based on 25% tax rate (for 2008 26%).

Under ASC 740-10 (originally issued as SFAS No. 109), deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits of $1,220 in 2009 and $1,940 in 2008.

As of December 31, 2009, net operating loss carryforwards in Israel amounted to approximately $14,000, approximately $21,000 attributable to the federal tax of the U.S. subsidiary, and approximately $4,300 attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2012 and 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Israel and International components of income profit before taxes are:

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
Israel
	$8,092	$5,268	$254
International	3,418	1,157	2,404
	$11,510	$6,425	$2,658

D.   Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2009	2008
	(in thousands)
Net income before taxes	$11,510	$6,425

Average Statutory tax rates	30%	30%

Theoretical tax	3,453	1,927

Non-deductible expenses	743	1,194
Change in valuation allowance	(5,005)	(4,775)
Other	(195)	(32)
	(4,457)	(3,613)

Actual tax benefit	$(1,004)	$(1,686)

NOTE 16 -- TRANSACTIONS WITH RELATED PARTIES

	YEAR ENDED DECEMBER 31,
	2009	2008	2007
	(in thousands)
Transactions with Plataine Ltd.:
Participation in General and administrative expenses	-	-	$16

Plataine Ltd. is a company controlled by Dr. Moshe BenBassat.

ITEM 19.  EXHIBITS

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Memorandum of Association with amendments integrated into the text (English translation from the official, original version in Hebrew)

1.2 (1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 9, 2007

4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999

4.2 (3)	2000 Share Option Plan, as amended

4.3 (2)	2000 Employee Share Purchase Plan

4.4 (4)	2000 Israeli Plan

4.5 (4)	2000 Unapproved U.K. Share Scheme

4.6 (5)	2000 Approved U.K. Share Scheme

4.7 (6)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz

4.8 (7)	Amended Form of Indemnification Agreement

4.9 (8)	Amended Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat

4.10 (8)	2003 Israeli Share Option Plan

4.11 (9)	2000 Unapproved U.K. Share Scheme, as amended

4.12 (10)	2000 U.K. Share Scheme, as amended

4.13 (11)	Employment Agreement between Clicksoftware Technologies Ltd. and Hannan Carmeli

4.14 (7)	Summary of Material Terms of the Lease Agreement (originally in Hebrew) by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel

4.15 (10)	Second Amendment to Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat

8.1	Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934

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

(1) Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. (333-149825) filed with the SEC on March 20, 2008.
(2) Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 333-30274), as amended filed with the SEC on February 14, 2000.
(3) Incorporated by reference to the Registrant’s definitive proxy statement on Schedule 14A filed with the SEC on August 6, 2001.
(4) Incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (file no. 333-30274), as amended filed with the SEC on April 13, 2000.
(5) Incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (file no. 333-30274), as amended filed with the SEC on June 1, 2000.
(6) Incorporated by reference to the Registrant’s annual report on Form 10-K filed with the SEC on March 24, 2003.
(7) Incorporated by reference to the Registrant’s annual report on Form 20-F filed with the SEC on April 16, 2008.
(8) Incorporated by reference to the Registrant’s definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2003.
(9) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.
(10) Incorporated by reference to the Registrant's annual report on Form 20-F filed with the SEC on April 11, 2007.
(11) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.

SIGNATURES

Clicksoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By: /s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date: April 8, 2010