Form 20-F
period 2010-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2011-03-30
CIK 1105841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number:  000-30827

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

30,634,227 Ordinary Shares, par value NIS 0.02 per share

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

Item 17  ☐               Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒  No

20-F ClickSoftware Technologies Ltd.	Page 3

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

3.A.           Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report.  The selected financial data as of  December 31, 2006, 2007 and 2008 and for each of  the years ended December 31, 2006 and 2007 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

20-F ClickSoftware Technologies Ltd.	Page 4

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – “Operating and Financial Review and Prospects” - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31
(in thousands of U.S. dollars, except per share data)

	2010	2009	2008	2007	2006
Revenues	$71,019	$61,123	$52,262	$40,019	$32,431
Cost of revenues	26,913	20,831	18,079	15,295	12,561
Gross profit	44,106	40,292	34,183	24,724	19,870
Research and Development, net	7,920	6,499	6,459	5,767	4,113
Selling and Marketing	19,213	16,240	16,002	13,203	10,337
General and Administrative	6,747	6,423	5,446	4,399	3,671
Total operating expenses	33,880	29,162	27,907	23,369	18,121
Operating income	10,226	11,130	6,276	1,355	1,749
Other income	-	-	-	404	-
Interest income, net	189	380	149	899	484
Net income before taxes	10,415	11,510	6,425	2,658	2,233
Taxes on income (Tax benefit)	1,370	(1,004)	(1,686)	50	95
Net income	$9,045	$12,514	$8,111	$2,608	$2,138
Basic net income per share	$0.30	$0.43	$0.28	$0.09	$0.08
Diluted net income per share	$0.28	$0.40	$0.27	$0.09	$0.08
Shares used in computing basic net income per share	30,415,679	29,400,973	28,564,496	28,254,926	27,767,748
Shares used in computing diluted net income per share	32,037,399	31,137,238	29,503,217	29,794,261	28,442,887

20-F ClickSoftware Technologies Ltd.	Page 5

Consolidated Balance Sheet Data – Year Ended December 31
(in thousands of U.S. dollars, except for shares data)

	2010	2009	2008	2007	2006
Working capital	$48,710	$37,666	$27,898	$18,947	$14,811
Total assets	79,827	66,449	46,162	35,233	28,972
Long-term liabilities	5,208	5,461	5,854	5,337	4,521
Shareholders’ equity	$54,088	$42,658	$26,086	$16,812	$12,541
Number of shares outstanding	30,634,227	30,244,330	28,655,670	28,510,345	27,994,626

3.B.           Capitalization and indebtedness

Not applicable.

3.C.           Reasons for the offer and use of proceeds

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 6

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

Risks Related to Our Business

Failure to fully develop or maintain key alliance relationships could limit our ability to sell additional licenses, thereby decreasing our revenues and increasing our sales and marketing expenses.

Our success in penetrating our target markets depends, in part, on our ability to develop and maintain relationships with key value-added resellers, agents, systems integrators and distribution partners.   We have entered into agreements with third parties relating to the integration of our products with their product offerings, and distribution, reselling and consulting services. For example, in 2008 we entered into a global reseller agreement with SAP AG, pursuant to which SAP will resell our Service Optimization Suite. We derive revenues from these agreements, but may not be able to continue to do so in the future.  Also, our marketing strategy includes selling through distributors, value-added resellers and agents, as well as direct selling by our own sales force.  We may not be successful in extending the terms of our various agreements or establishing similar relationships with these partners if our current agreements expire or are terminated. If we fail to fully develop or maintain key alliance relationships, we could materially and adversely affect our business, financial condition or results of operations.

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

20-F ClickSoftware Technologies Ltd.	Page 7

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume and timing of customer orders;
•	internal budget constraints and approval processes of our customers;
•	the length and unpredictability of our sales cycle;
•	the recognition of a portion of our revenues on a contract accounting basis;
•	the indirect nature of some of our sales efforts through our channel and strategic partners;
•	the mix of revenue generated by product licenses and professional services;
•	new product introductions or enhancements by us or our competitors;
•	price and product competition;
•	changes to our pricing strategies and those of our competitors;
•	timing and amount of sales and marketing expenses;
•	changes in the composition and success of our business and partner relationships;
•	technical difficulties affecting the operation of our software;
•	foreign currency exchange rate fluctuations;
•	general economic conditions, including a prolonged economic recession; and
•	difficulties in collecting accounts receivable.

Because of the numerous factors that may cause significant fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

We may not be able to maintain the same level of profitability.

Although we recorded a profit for fiscal years 2006 through 2010, we may not generate sufficient revenues to maintain the same level of profitability in the future. For instance, in 2010 our profitability dropped relative to our profitability in 2009.  To maintain or increase profitability, we must increase our revenues while controlling our expenses. We expect to continue to incur significant sales and marketing and research and development expenses.  Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines.  Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain the same level of profitability, which we may not accomplish.

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

20-F ClickSoftware Technologies Ltd.	Page 8

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

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end service chain optimization suite of products, or our Service Optimization Suite, which includes ClickSchedule, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate, ClickIMRS and ClickContact.  We recently enhanced our packaging to include three distinct entry points for a customer organization:  a Field Service Suite, a Mobility Suite and a Roster Suite.  We currently offer hosted solutions under a “software as a service”, or SaaS, model.  We continually aim to improve and enhance our products and services to meet market requirements and our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

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

Failure to fully develop or maintain key supplier relationships could limit our ability to sell additional licenses, thereby decreasing our revenues and increasing our sales and marketing expenses.

Our success in penetrating our target markets depends, in part, on our ability to develop and maintain key relationships with software vendors.  For example, we depend on certain suppliers for the development, supply and support of third-party software components that are integrated into our products.  We do not have long-term contracts with some of these suppliers, and they are not obligated to provide us with products or services for any specified period of time. If we fail to maintain these relationships, our ability to sell additional licenses could be limited.   Furthermore, if any of our software vendors cease production, cease operations or fail to timely deliver orders, we could be required to provide these services internally, which could limit our ability to meet other demands and we may not be able to meet our delivery obligations to our customers, in which case we could lose revenues and harm our customer relationships.  If we fail to fully develop or maintain key supplier relationships, we could materially and adversely affect our business, financial condition or results of operations.

20-F ClickSoftware Technologies Ltd.	Page 9

The complexity of accounting regulations and related interpretations and policies, particularly with regard to revenue recognition, could cause us to defer revenue and materially affect our financial results for a given period.

We frequently enter into contracts where, due to revenue recognition criteria, we recognize only a portion of the total revenue under the contract in the quarter in which we enter into the contract. For example, we may recognize revenue on a ratable basis over the life of the contract.  The portion of revenues recognized on a deferred basis may vary significantly in any given quarter, and revenues in any given quarter are a function both of contracts signed in such quarter and contracts signed in prior quarters.  In addition, we may be required to apply project accounting, based on Accounting Standards Codification™, or ASC,  Topic 605-35, “Construction-Type and  Production-Type Contracts”, or ASC 605-35, using contract accounting on the percentage-of-completion method based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract.  When project accounting is applied, license revenues may be adversely affected by delays in the progress of the implementation. As a result, revenues in any quarter could be deferred, and our financial results for a given period could be materially affected by our treatment of revenue recognition.

Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk.

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. In 2010 and 2008  (but not in  2009), our operating expenses increased in part due to exchange rate fluctuations and weakness in the U.S. dollar compared to other currencies that significantly increased the cost of our European and Israel-based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase.  In 2010, 70%  of our expenses and 61% of our revenues were incurred in non-U.S. dollar currencies.  We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2010, 25% of our expenses were incurred in NIS.  Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations.  In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash, as well as marketable securities.  We adhere to an investment policy which requires investment in high-quality investment-grade securities.  We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements as of December 31, 2010. However, nearly all of our cash and marketable securities are not insured by the Federal Deposit Insurance Corporation, or the FDIC,  or similar governmental deposit insurance outside the United States.  Therefore, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

Our future success depends on the continued service of our executive officers, including Moshe BenBassat, Hannan Carmeli and Shmuel Arvatz, and other key sales and marketing, product development and professional services personnel.  Competition for these employees can be intense, including in a number of our key markets and locations, such as Israel, the United States and the United Kingdom.  More generally, we may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.

20-F ClickSoftware Technologies Ltd.	Page 10

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

20-F ClickSoftware Technologies Ltd.	Page 11

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

Our revenues depend on a small number of products, and in particular ClickSchedule, and our results may be vulnerable to unexpected shifts in demand.

ClickSchedule accounted for the majority of our license revenues in each of 2010, 2009 and 2008 and we expect that this will be the case in future periods.  Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues. A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2010, our five largest customers together accounted for approximately 31% of our revenues.  If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand.  We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

Our products could be susceptible to errors or defects or contain inaccurate data from third-party vendors.

Complex software products, such as ours, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released.  In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems.  Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed.  Despite internal testing, testing by current and potential customers and the history of use by our installed base of customers, our current and future products may contain defects or errors.  Any such defects or errors could result in adverse customer reaction and publicity, damage to our reputation, diversion of resources, increased service and maintenance costs, loss of market demand, loss of market share, loss of potential new customers, lost revenues, liability or a delay in market acceptance of these products, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

20-F ClickSoftware Technologies Ltd.	Page 12

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

We also generally indemnify our customers against claims that our products infringe the intellectual property rights of others.  We have only conducted a partial search for existing patents and other intellectual property registrations, and our products may infringe issued patents.  In addition, because most patent applications are not publicly disclosed until sometime after the application is filed, applications may have been filed that relate to our products. If a successful claim was made against us and we failed to commercially develop or license a substitute technology, our business, financial condition and results of operations could be materially and adversely affected.

Our business is susceptible to numerous risks associated with international operations.

We derive a substantial portion of our revenues from international sales and we maintain significant portions of our operations outside the United States.  We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful.  Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia, India and Japan, and our executive officers and other key employees are dispersed throughout the world.  This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors.  In addition, our international operations are generally subject to a number of risks, including but not limited to:

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

20-F ClickSoftware Technologies Ltd.	Page 13

•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

One or more of these risks could harm our future international sales.  Our business, financial condition and results of operations could be materially and adversely affected if we fail to manage the risk of doing business internationally.

Investment Risks

If our tax structure is  challenged or determined to be inappropriate, our tax liabilities could increase.

We have created an intercompany tax structure based on accepted tax standards and in consultation with our tax advisors.   We have potential tax exposures resulting from the varying application of statutes, regulations and interpretations, including exposures with respect to marketing, sales and distribution functions. Tax authorities in various jurisdictions may disagree with and challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations.

Our Chief Executive Officer serves as Chairman of the Board and owns a significant percentage of our Ordinary Shares and therefore could significantly influence the outcome of actions.

As of March 22, 2011, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat,  beneficially owned approximately 6.9% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase of our Ordinary Shares. Dr. BenBassat’s wife Idit BenBassat owned approximately 5.5% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership).  Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company.  These actions may be taken even if our other investors oppose them. The influence of our Chief Executive Officer could adversely affect our stock price.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of the fair market value of our assets, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company”, or PFIC for United States federal income tax purposes.    As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences.  Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of our shares. If we were to be treated as a PFIC, our shareholders will be required, absent certain elections, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions” including any gain on the sale of Ordinary Shares.   The consequences of holding shares in a PFIC are described below under “Additional Information – United States Federal Income Tax Consequences – Passive Foreign Investment Companies.”   Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our Ordinary Shares.

20-F ClickSoftware Technologies Ltd.	Page 14

We may raise additional equity from time to time, which could cause dilution for our existing shareholders or a decline in our share price.

We may raise equity capital through the issuance of additional Ordinary Shares, subject to market and other conditions. We have an effective shelf registration statement under which we may issue up to 15,000,000 Ordinary Shares. The future issuances of Ordinary Shares could cause the market price of our Ordinary Shares to decline and could cause our existing shareholders to experience significant dilution.

We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure.

We spend an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Devoting the necessary resources to comply with evolving corporate governance and public disclosure standards may result in increased general and administrative expenses and a diversion of management time and attention to compliance activities.

Risks Relating to Our Location in Israel

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel.  Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel.  Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution.  Recent political unrest in the Middle East may also impact the relationship between Israel and its neighboring countries.

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

We are incorporated under the laws of the State of Israel. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders' general meeting's approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company's articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law, or the Companies Law, does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the Companies Law is relatively new and there is little case law available on the duty of a non-controlling shareholder to act in good faith.

20-F ClickSoftware Technologies Ltd.	Page 15

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

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.  In addition, any merger or acquisition of us will require the prior consent of the office of the chief scientist, or the Chief Scientist, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment, or the Investment Center.  Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders.  In addition, our articles of association provide for a staggered board of directors.  Any of these provisions may make it more difficult to acquire us.  Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

We have accepted grants from the Chief Scientist that have helped us finance a portion of our research and development expenditures in Israel.  In 2010, 2% of our research and development expenses were financed with grants from the Chief Scientist, compared to 3% and 2% of our research and development expenses in 2009 and 2008, respectively.  Although we rely on financing provided by the Chief Scientist to a lesser extent than we did a few years ago and we have fully repaid our royalty commitments to the Chief Scientist, we must continue to satisfy the conditions of the grants. For example, if we fail to comply with the representations and covenants we made to the Chief Scientist concerning our research and development activities in Israel, we could be required to refund the amount of the benefits we have received, adjusted for interest, inflation and penalties.

In addition, we are subject to other restrictions with respect to products developed with grants from the Chief Scientist.  Any know-how from the research developed with the grants from the Chief Scientist may not be transferred to third parties without prior approval of the Chief Scientist, and approval is contingent on the recipient agreeing to abide by the provisions of the Encouragement of Industrial Research and Development, 1984, or the Research Law, and related regulations.  Also, our ability to manufacture products outside Israel without the approval of the Chief Scientist is restricted under Israeli law and we are required to pay increased royalties  to the Chief Scientist of up to 300% of the original grant amount with respect to any products manufactured outside Israel.  Since we conduct all of our manufacturing activities in Israel and intend to continue doing so, we do not expect any increase in the amount of royalties we pay to the Chief Scientist.

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

20-F ClickSoftware Technologies Ltd.	Page 16

ITEM 4.	INFORMATION ON THE COMPANY

4.A.           History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Companies Law. From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems. Thereafter, we transformed our business model to provide workforce and service management products and solutions. We have been listed for trading on the Nasdaq stock market since June 22, 2000. Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com, which is not a part of this annual report. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 400, Burlington, Massachusetts.

Our capital expenditures for 2010, 2009, and 2008 amounted to $1.5 million, $2.1 million, and $1.5 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements.  In 2009 and 2008, we invested an aggregate of $1.3 million in new office space located in Israel. We moved into these offices in March 2009. Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.  In April 2009, we completed the acquisition of the workforce management business of Manchitra Services Private Ltd., a business based in India, for approximately $2.6 million.  In August 2009, we completed the acquisition of the assets of AST Solutions Group 2009, Inc., a business based in the United States,  for approximately $1.6 million.  In November 2009, we completed the acquisition of the assets of A.I. Point Ltd., a business based in Israel, for approximately $1.5 million.

4.B.           Business overview

Who We Are

We are a leading provider of software products and solutions for workforce management and service optimization.  We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from hosted solutions under a SaaS model.  Our products for resource optimization are aimed at the service sector where the primary resources are people and their time - both service delivery staff as well as customer time. Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to manage their service operations more efficiently in a scalable, integrated manner. By offering scaled down versions of our products, or specially developed versions for medium and small business, or SMB, we now address the needs of service sector companies of all sizes - from companies with 50,000 employees  to companies with 5 employees. Recognizing that many large service companies today outsource or utilize external contractors, we offer capabilities in our products to support such operations under a variety of arrangements between our client and its contractors.  While other service management applications, such as customer relationship management, or CRM, enterprise asset management, or EAM, or inventory management, manage primarily data processing aspects, our products drive optimized automatic and semi-automatic decision-making processes. Our solutions have become the backbone of service operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

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

20-F ClickSoftware Technologies Ltd.	Page 17

Methodically Expanding the Industry Verticals We Address

Over the years we have been methodically expanding, and continue to expand,- the industry verticals we address. Historically our focus was on mobile workforce for field service operations, including utility (electricity, gas and water) companies, telecommunication, computer and office equipment, medical equipment, and the like. A typical scenario would be optimal resource and time slot allocation for a stream of incoming service calls to install, repair or service customer or infra-structure equipment. With the introduction of enhanced shift scheduling (rostering) products in 2009, we expanded to cover industry verticals that operate a shift-based workforce - 24x7 or more than one shift. These verticals include public security operations such as police, fire and first-aid forces, airport security and other services, transportation, health care and hospitals, contact centers, retail stores, and more. A typical scenario involves the assignment of people to shifts in such a way that estimated customer demand for service is optimally covered.

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

Internal and External Interoperability

Our products operate on the same software architecture with extensive interoperability within our own products, as well as with external products. In 2009 we released Version 8 of our products which is based on Service Oriented Architecture, or SOA, an architecture which, we believe, has become the standard in the software industry.  This architecture enables interoperability via web services and greatly facilitates integration with the outside world. The ease with which our products can be integrated with leading  CRM, enterprise resource planning, or ERP, and EAM solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions.

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

20-F ClickSoftware Technologies Ltd.	Page 18

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

Solutions, Products and Services

Our solutions are offered individually or packaged into three main suites which together comprise our Service Optimization Suite:

Field Service Daily Suite covers automatic decision making and optimization support to manage field service operations: commencing from appointment booking and scheduling during the period around the day of service, followed by real time scheduling and optimization during the day of service and culminating with reports and business metrics analytics after the day of service.

20-F ClickSoftware Technologies Ltd.	Page 19

Roster (Shift Planning) Suite covers  shift planning needs for both the manager as well as the employee to optimize the balance between staffing levels needed for serving customers and managing labor costs, and employee preferences. This suite is offered in several configurations for different industry verticals ranging from police forces to contact centers, and more.

ClickMobile and Mobility Suite covers the needs of the mobile individual and back-office staff for field data communication, such as sending jobs from the back office to the person’s hand-held device, and the person’s ability to accept/decline the job, report on progress and job completion, as well as up-selling by a repair technician, capturing customers’ signatures, or sending the person’s own time sheet to the back office. Extensive geography support, such as travel guidance and information about underground equipment are also covered. Together with the Field Service Daily Suite, the Mobility Suite offers a complete solution for the real time service enterprise, another concept which we have pioneered.

A standalone version of the mobility suite is offered for such clients where automated and optimized dispatch and scheduling is either not required or already covered by another solution. Users can therefore choose to deploy it first and only later decide whether they also want to deploy ClickSchedule.

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2010, 2009 and 2008.

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

20-F ClickSoftware Technologies Ltd.	Page 20

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

Service Tycoon is a web-based SaaS application that addresses the needs of small and medium sized service businesses.  This product allows companies to be up and running in a few hours, rather than days or weeks, with a service solution that addresses the key needs of service businesses (scheduling appointment, quoting and following up with customers), providing better customer service and management, billing and payment.

Our solutions are designed to deliver improvements in:

•	workforce productivity;
•	responsiveness to customers;
•	customer service experience;
•	profitability of the service operation; and
•	reduction in missed customer commitments.

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

Principal Markets

Traditionally, we have focused on the large enterprise market.  We have over 170 enterprise customers and dozens of smaller customers.  Our service optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, home services and transportation. In recent years, we have seen strong demand in the utility and telecommunication markets, which have benefited from strong market demand for their products and services as well as deregulation and modernization trends.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2010, our five largest customers together accounted for approximately 31% of our revenues. See Item 3.D – Risk factors “If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.”

With the introduction of additional product suites as described above we expanded our addressable market in a significant way as well as addressing new markets, as follows:

(a)
The Mobility Suite enables us to penetrate field service clients from a new entry point thus broadening the range of potential prospects to those who may not yet be ready for optimization but are looking for a mobile solution.

(b)
With our  Roster Suite for field service and in-house service companies we address a very large group of new prospective clients, e.g. the public security sector, contact centers, retail, health care and transportation.

(c)
Additionally, we believe that our SMB offering ClickIMRS and the Service Tycoon hosted offering will enable us to address the needs of medium and small businesses, further expanding the service sector companies that we address.

20-F ClickSoftware Technologies Ltd.	Page 21

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

Sales and Marketing Channels

We market and sell our products  through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. We continue to create and strengthen partner relations. Our multidisciplinary sales teams consist of direct sales executives and sales executives who work with our resellers, or Indirect Sales Team, sales support consultants and internal sales staff. The internal sales staff is responsible for generating leads and screening prospective customers. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale customer relationship, which consists of ongoing relationship management and the sale of additional licenses and products. Our management also takes an active role in our sales efforts. The knowledge gained by our sales, business development and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer and partner needs.

We typically focus our direct sales and marketing efforts on the customer’s executive officers, including the vice president of customer service, the chief information officer, the chief financial officer and other senior executives responsible for improving customer service at our customers' organization. To effectively promote product awareness, we engage in marketing activities in a wide variety of areas, including public relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, newsletters and advertising creation and placement, direct mailings and trade shows.

In 2008, we entered into a global reseller agreement with SAP AG, pursuant to which SAP resells certain of our products.  We also provide second-level support to SAP in connection with our products. Our products are included on SAP’s global pricelist in specified bundles, and sold under the standard SAP end-user license agreement and global support commitments.  We believe that our alliance with SAP increases our presence in our existing markets and assists with introducing our products into new markets.  Following SAP’s acquisition of Sybase, Inc., or Sybase in 2010, we entered into an OEM agreement with Sybase under the terms of which we resell Sybase’s mobility platform.  We believe that the OEM agreement with Sybase further strengthens our relationship with SAP and our overall  ClickMobile product offering.

Our business development organization supports joint sales and marketing activities with our business partners. Our business relationships with large ERP, CRM and EAM enterprise software vendors enable us to use our partners' market presence and sales channels to create significant additional revenue opportunities. Our strategy is based on entering into reseller relationships with the leading enterprise software vendors.  This strategy is further enhanced through our offering of adaptors that enable rapid integration and implementation of our products into other major ERP, CRM and EAM systems such as Microsoft Dynamics CRM and AX, SAP ERP and CRM, and IBM Tivoli Maximo.

We also market our products through the systems integrator community, or SIs, including companies such as Accenture, IBM, HCL-Axon and Siemens.  These relationships complement our enterprise software reseller agreements and extend our presence and brand name in new and existing markets.  These SIs provide various levels of resources to integrate, customize and implement our solutions.  Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying the partner's professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies.

Our Indirect Sales Team  also maintains a Channel Partner Program to complement the efforts of our existing reseller programs and to highlight the benefits of our IMRS product offering to small to medium sized customers.  The Channel Partner Program aims to improve our partners' business practices, increase their opportunity landscape and expand their footprint in the mobility and service optimization arena.  The Channel Partner Program provides a framework for recruiting, training and enabling channel partners to become more self sufficient in their mission to promote solution integration activities combining our offerings.  The Channel Sales Team recruits, enables, trains and certifies channel partners to sell and implement our new products for the mid–market, starting with IMRS.

20-F ClickSoftware Technologies Ltd.	Page 22

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the service optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market.  See Item 3D – Risk factors – “We face competition, which could make it difficult to compete successfully.”

In 2010, Gartner, an independent consulting company, identified us among a select group of companies included in Gartner's Magic Quadrant for Field Service Management.  We were positioned in the "visionaries" quadrant.  The Aberdeen Group, another independent consulting company, identified us in its Mobile Field Services Axis Q1 2009 report as a top performer “Champion” among mobile field service software solution or platform providers.

The principal competitive factors in the service optimization industry are:

•	the technological capabilities and performance of the solution;
•	installed base, domain expertise and experience with large-scale implementations;
•	the acceptance and adaptability of the service optimization solution to the solution offerings of large SIs and CRM/ERP vendors, and the ability to form marketing alliances with the foregoing; and
•	pricing.

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

Our current and potential competitors include:

•
software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, including, but not limited to,  Oracle, ServicePower Technologies plc., Ventyx (acquired in 2010 by ABB Ltd.), TOA Technologies and Astea;

•	systems integrators and internal information technology departments that may elect to develop a solution in-house;
•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos, Verint and Allocate Software; and
•	mobile field service vendors such as Syclo and Antenna Software.

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued three patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services.  We own a similar patent in Israel. A third patent relates to workforce collaboration on real-time problem resolution and automatic reuse of the discussion for solving similar problems in the future. Our patents will expire during 2020-2022.  We also have three patent applications pending in the United States and three patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

20-F ClickSoftware Technologies Ltd.	Page 23

We own several trademark registrations for various marks in the U.S., the European Community, the UK and Israel.

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

We generally enter into non-disclosure agreements with our customers, business partners, employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information. Also, our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other countries.

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

4.D.           Property, plants and equipment

We have a lease for approximately 40,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2014 and includes an option allowing us to extend the lease term to January 2019.  This office space is used for management, marketing, sales and research and development.

We have a lease for approximately 16,000 square feet of office space located in Burlington, Massachusetts. This office space is used for sales, marketing and implementation activities for the North American market.  This lease expires in May 2017.

20-F ClickSoftware Technologies Ltd.	Page 24

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

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services.  We recognize revenues in accordance with the ASC Topic 985-605 “Software Revenue Recognition”, as amended, or ASC 985-605 (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

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

In 2009 and 2010, we also derived an immaterial amount of revenues from subscription-based hosted services (SaaS).

Highlights

Our revenues grew by 16% in 2010 compared to 2009, representing growth in North America and EMEA (Europe, Middle East and Africa but excluding Israel), and mostly  due to growth in products sales and post-sale customer support. Our growth was primarily attributable to our ability to attract large customers – mainly in the utility and telecommunications markets, strong repeat business and increased revenues derived via our resellers.

We reported positive net income in the last five years.  Net income for 2010 was $9.0 million compared to $12.5 million in 2009.  We generated $16.4 million in positive cash-flow from operations in 2010.

As of December 31, 2010, our cash and cash-equivalents, and short and long-term investments increased to $51.0 million from $35.0 million as of December 31, 2009.

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

20-F ClickSoftware Technologies Ltd.	Page 25

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

Our revenues are principally derived from licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with ASC 985-605.  Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35 using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

We also enter into software arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

20-F ClickSoftware Technologies Ltd.	Page 26

Our standard payment terms are between 30 and 120 days.  Our policy is not to grant extended payment terms to our customers over 120 days.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period for three months at no extra charge. As of December 31, 2010 and 2009, the provision for warranty cost was immaterial.

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

Compensation cost related to share incentives is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC Topic 718 “Compensation – Stock compensation”.

Goodwill and Other Intangible Assets

ASC Topic 350, “Intangibles - Goodwill and Other”, requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relations, acquired developed technologies and trade names, and values of open contracts. In addition, other factors considered are the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

20-F ClickSoftware Technologies Ltd.	Page 27

Fair values are determined by using a discounted cash flow methodology for each business unit. The discounted cash flow methodology is based on projections of future cash flows, future short-term and long-term growth rates and weighted average cost of capital. We also consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flow analysis takes into consideration cash expenditures for further product development.

We perform our annual impairment tests in the fourth quarter.  In the fourth quarter of 2010, as a result of our analysis, we determined that the fair value of each of the company's reporting units supported its carrying amount. For goodwill impairment testing we identified 2 separate reporting units: ClickSoftware and Service Tycoon. For Service Tycoon the fair value exceeded the carrying amount by 16%. A 2% increase in our discount rate as of the date of our impairment test, would have resulted impairment. For ClickSoftware the fair value was significantly higher than the carrying amount.

Should future results or economic events cause additional changes in projected cash flows or changes to other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, (“Fair Value Measurements and Disclosures”), that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material impact on our consolidated financial statements.

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. all of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13 (“Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”) to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued (“Revenue Recognition-Milestone Method”) (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 28

On July 21, 2010, the FASB issued ASU 2010-20 (“Receivables”) (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users’ understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010.  The adoption of this update did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28 (“Intangibles-Goodwill and Other”) (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. We cannot estimate the impact of the adoption of this update on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 (“Business Combinations”) (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We cannot estimate the impact of the adoption of this update on the Company’s consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 29

5.A.           Results of operations

Our operating results for each of the three years ended December 31, 2010, 2009 and 2008 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2010	2009	2008
Revenues:
Software license	36%	32%	38%
Services	64	68	62
Total Revenues	100	100	100

Cost of revenues:
Software license	3	3	4
Services	35	31	31
Total cost of revenues	38	34	35

Gross profit	62	66	65

Operating expenses:
Research and development , net	11	11	12
Selling and marketing	27	27	31
General and administrative	9	10	10
Total Operating expenses	47	48	53

Operating income	15	18	12
Interest income, net	0	0	0
Net income before taxes	15	18	12
Taxes on income (Tax benefit)	2	(2)	(4)
Net income	13%	20%	16%

Our operating results for each of the three years ended December 31, 2010, 2009 and 2008 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2010	2009	2008
Revenues:
Software license	$25,825	$19,259	$19,819
Services	45,194	41,864	32,443
Total revenues	71,019	61,123	52,262

Cost of revenues:
Software license	2,299	1,980	1,933
Services	24,614	18,851	16,146
Total cost of revenues	26,913	20,831	18,079

Gross profit	44,106	40,292	34,183

Operating expenses:
Research and development	8,081	6,666	6,569
Less – participation by the Chief Scientist of the Government of Israel	161	167	110
Research and development , net	7,920	6,499	6,459
Selling and marketing	19,213	16,240	16,002
General and administrative	6,747	6,423	5,446
Total operating expenses	33,880	29,162	27,907

Operating income	10,226	11,130	6,276
Interest income, net	189	380	149
Net income before taxes	10,415	11,510	6,425
Taxes on income (Tax benefit)	1,370	(1,004)	(1,686)
Net income	$9,045	$12,514	$8,111

20-F ClickSoftware Technologies Ltd.	Page 30

Comparison of results for years ending December 31, 2010, 2009 and 2008:

Revenues

	Revenue Breakdown
	2010	% Change	2009	% Change	2008
	(In thousands)
Revenues:
Software license	$25,825	34%	$19,259	(3)%	$19,819
Percentage of total revenues	36%		32%		38%
Services	45,194	8%	41,864	29%	32,443
Percentage of total revenues	64%		68%		62%
Total Revenues	$71,019	16%	$61,123	17%	$52,262

Revenues increased 16% to $71.0 million in 2010, compared with $61.1 million in 2009 and $52.3 million in 2008.  The growth in revenues in 2010 was attributable to an increase in the volume of licenses sold and increased demand for post-contract services directly and via resellers.  In addition, the weakening of other currencies against the U.S. dollar reduced our revenue growth from about 17% to about 16%.  The growth in revenues in 2009 was attributable entirely to an increase in service revenues.  The increase in services revenue was primarily due to significant projects we performed for existing customers who moved to more current versions of our product as well as  an increase in the demand for professional services from new customers.  In addition, the weakening of other currencies against the U.S. dollar reduced our revenue growth from about  19% to about 17%.

	Revenues by Territory
	2010	% Revenues	2009	% Revenues	2008	% Revenues
	(In thousands)
Revenues:
North America	$28,681	40%	$22,676	37%	$18,617	36%
EMEA	37,080	52%	27,832	46%	24,545	47%
Israel	849	1%	596	1%	563	1%
Asia Pacific	4,409	7%	10,019	16%	8,537	16%
Total Revenues	$71,019	100%	$61,123	100%	$52,262	100%

In 2010, 52% of our revenues were generated in EMEA (including 26% in the United Kingdom and 6% in Germany), 40% in North America (with 32% in the United States and 8% in Canada), and 7% in Asia Pacific (including 4% in Australia) and 1% in Israel. Revenues in EMEA grew by $9.2 million, or 33%, compared to 2009.  The increases in revenues in North America and EMEA were attributable mainly to increased demand for our products, large implementation projects and demand for post-contract services. The decrease in revenues in Asia Pacific was attributable mainly to the end of a large implementation project.

In 2009, 46% of our revenues were generated in EMEA (including 24% in the United Kingdom and 8% in Germany), 37% in North America (with 31% in the United States and 6% in Canada), and 16% in Asia Pacific (including 14% in Australia) and 1% in Israel. Revenues in EMEA grew by $3.3 million, or 13%, compared to 2008.  The increases in revenues in North America, EMEA and Asia Pacific were attributable mainly to large implementation projects.

20-F ClickSoftware Technologies Ltd.	Page 31

In 2008, 47% of our revenues were generated in EMEA (with 21% in Germany, 15% in the United Kingdom), 36% in North America (with 28% in the United States and 8% in Canada), and 16% in Asia Pacific (with 12% in Australia) and 1% in Israel.

Software Licenses

Software license revenues were $25.8 million, or 36% of revenues, in 2010, compared with $19.3 million, or 32% of revenues, in 2009, and $19.8 million, or 38% of revenues, in 2008. The increase in software license revenues from 2009 to 2010 of $ 6.5 million, or 34%, was primarily due to an increase in the volume of licenses sold, particularly to new customers derived via our resellers, as well repeat orders from existing customers in EMEA and North America. The decrease in software license revenues from 2008 to 2009 of $0.5 million, or 3%, was primarily due to the impact of a large repeat order from a customer in EMEA during 2008 that was not repeated in 2009 that was partially offset by increased revenues derived via our resellers.

Services

Service revenues were $45.2 million, or 64% of revenues in 2010, compared with $41.9 million, or 68% of revenues, in 2009, and $32.4 million, or 62% of revenues, in 2008. The increase in service revenues from 2009 to 2010 was primarily due to increased demand for our professional services in EMEA and to demand for post-contract services in all regions. The increase in service revenues from 2008 to 2009 was primarily due to significant projects we performed for existing customers who moved to more current versions of our product as well as an increase in the demand for professional services from new customers.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and royalty payments to the Chief Scientist (for 2008). Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalty payments to the Chief Scientist (for 2008).

Cost of revenues was $26.9 million, or 38% of revenues, in 2010, compared with $20.8 million, or 34% of revenues, in 2009 and $18.1 million, or 35% of revenues, in 2008. While the cost of licenses increased in line with the increase in license revenues, the cost of services increased at a higher pace than the service revenues, as explained below in “Cost of Services” resulting in lower profitability from services for 2010 as compared to 2009.  The increase in the cost of revenues from 2008 to 2009 was primarily due to higher costs associated with meeting increased demand for our software and services.

Cost of Software Licenses

Cost of software license revenues was $2.3 million, or 3% of revenues, in 2010, compared with $2.0 million, or 3% of revenues, in 2009 and $1.9 million, or 4% of revenues, in 2008. The increase in cost of software license revenues from 2009 to 2010 in absolute terms was primarily due to an increase by $0.3 million of amortization costs. The minor increase in cost of software license revenues from 2008 to 2009 in absolute terms was primarily due to higher costs for third-party licenses and adaptors to other ERP and CRM systems sold during 2009, offset by the repayment by us of our royalty commitments to the Chief Scientist during 2008.

Cost of Services

Cost of service revenues was $24.6 million, or 35% of revenues, in 2010, compared with $18.9 million, or 31% of revenues, in 2009 and $16.1 million, or 31% of revenues, in 2008. The increase in the cost of services revenues from 2009 to 2010 of $5.7 million, or 31%, was primarily due to higher expenses associated with  the provision of our services. Cost of services grew in 2010 faster than service revenues resulting in reduction in profitability. This reduction in profitability relates to our consulting activities that generated lower margins because we had to extend additional resources to develop methodologies and implementation process with respect to our two newly launched versions of ClickMobile and ClickRoster.  In addition, profitability of our services decreased relative to previous years due to the increased use we made of subcontractors’ services in order to keep up with short-term demand.  Such use of subcontractors’ services costs more relative to using internal resources. Furthermore, in 2009 we completed certain projects with high profitability.

20-F ClickSoftware Technologies Ltd.	Page 32

Compared with cost relating to providing services in 2009, in 2010 there was an increase in our related payroll expenses of $3.0 million, an increase in subcontractors' costs of $1.1 million, an increase in travel costs of $0.3 million, an increase of $1.3 million in other costs, mainly overhead and amortization of intangible assets. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2010 spread over the various expense items above increased  our costs by about $0.3 million.  The increase in the cost of services revenues from 2008 to 2009 of $2.8 million, or 17%, was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $1.0 million, an increase in subcontractors' costs of $1.8 million, an increase in travel costs of $0.1 million, an increase of $0.8 million in other costs, mainly overhead and amortization of intangible assets, offset by a decrease in royalties paid to the Chief Scientist of $0.9 million due to end of commitments payments during 2008. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our costs by about $0.5 million.

Gross Profit

Gross profit was $44.1 million, or 62% of revenues, in 2010 compared with $40.3 million, or 66% of revenues, in 2009, and $34.2 million, or 65% of revenues, in 2008. The increase in gross profit from 2009 to 2010 of $3.8 million, or 9%, was due to higher gross profit derived from our license revenues  partially offset by a decrease in gross profit from services activities.  The decrease in gross margin from 2009 to 2010 was mainly due a significant decrease in margins generated by our consulting activities as explained in cost of services section above. The increase in gross profit from 2008 to 2009 of $6.1 million, or 18%, was primarily due to improved gross profit from our service activities and repayment of royalty commitments to the Chief Scientist in full, the final payment of which was made in 2008.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $33.9 million, or 47% of revenues, in 2010, compared with $29.2 million, or 48% of revenues, in 2009 and $27.9 million, or 53% of revenues, in 2008.

The increase in absolute terms of operating expenses from 2009 to 2010 of $4.7 million, or 16%, was primarily due to an increase in  selling and marketing expenses and research and development  expenses. The increases in selling and marketing expenses and research and development expenses reflect our efforts to maintain our competitive advantage in the market and capture additional market share.  We expect that operating expenses will continue to increase in absolute terms in 2011. The increase in operating expenses from 2008 to 2009 of $1.3 million, or 4%, was primarily due to an increase in general and administrative expenses. The increase in general and administrative expenses related to our acquisition activities.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. In 2008, we completed repayment of our royalty commitments to the Chief Scientist, but remain subject to continued compliance with the conditions of the grants we received.  Grants which we received in 2008 through 2010 are not subject to  royalty payments.  . See Item 3.D – Risk factors – “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.”  Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

20-F ClickSoftware Technologies Ltd.	Page 33

Research and development expenses, net of related grants, were $7.9 million, or 11% of revenues, in 2010, compared with $6.5 million, or 11% of revenues, in 2009 and $6.5 million, or 12% of revenues, in 2008. Research and development expenses, before deduction of grants from the Chief Scientist, totaled $8.1 million for 2010, compared with $6.7 million for 2009 and $6.6 million for 2008. We received or accrued grants from the Chief Scientist in the amount of $0.2 million in 2010, compared with $0.2 million in 2009 and $0.1 million in 2008. The increase in research and development expenses from 2009 to 2010 in absolute terms was primarily due to an increase of $0.8 million in payroll expenses and an increase in subcontractors' costs of $0.6 million. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2010 spread over the various expense items above increased our research and development costs by about $0.3 million. The slight increase in research and development expenses from 2008 to 2009 was primarily due to an increase of $0.2 million in other costs, mainly overhead and amortization of intangible assets, a decrease of $0.1 million in payroll expenses and an increase of $0.1 million in grants received from the Chief Scientist. In addition, the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our research and development costs by about $0.2 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $19.2 million, or 27% of revenues, in 2010, compared with $16.2 million, or 27% of revenues, in 2009 and $16.0 million, or 31% of revenues, in 2008. The increase in absolute terms in the selling and marketing expenses from 2009 to 2010 of $3.0 million, or 18%, was due to an increase of $1.4 million in payroll expenses, and an increase  in our other selling and marketing activities of $1.6 million. In addition the overall impact of the weakening U.S. dollar against  certain currencies in 2010 spread over the various expense items above increased our selling and marketing costs by about $0.3 million. The increase in the selling and marketing expenses from 2008 to 2009 of $0.2 million, or 1%, was due to an increase of $0.3 million in payroll expenses offset by a decrease in our other selling and marketing activities of $0.1 million. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our selling and marketing costs by about $0.6 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $6.7 million, or 9% of revenues, in 2010, compared with $6.4 million, or 10% of revenues, in 2009 and $5.4 million, or 10% of revenues, in 2008. The increase in absolute terms of $0.3 million in general and administrative expenses from 2009 to 2010 was mostly due to an increase in allowance for doubtful accounts due to the bankruptcy of a customer, partially offset by a decrease in expenses relative to 2009 during which we completed three acquisitions. In addition, the overall impact of the weakening U.S. dollar against certain  currencies in 2010 spread over the various expense items above increased our general and administrative costs by about $0.2 million. The increase of $1.0 million in general and administrative expenses from 2008 to 2009 was due to an increase of $0.9 million in other general and administrative expenses such as legal, accounting and local fees primarily due to acquisition-related costs and an increase in payroll expenses of $0.1 million. In addition the overall impact of the weakening of other currencies against the U.S. dollar in 2009 spread over the various expense items above decreased our general and administrative costs by about $0.1 million.

Interest Income, Net

Interest income includes interest income and gains earned on our cash, cash equivalents, short and long-term investments and marketable securities , offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.2 million, or 0% of revenues, in 2010, compared with $0.4 million, or 0% of revenues, in 2009 and $0.1 million, or 0% of revenues, in 2008. The decrease in interest income from 2009 to 2010 was attributable to   negative foreign currency exchange rate fluctuations. The increase in interest income from 2008 to 2009 was attributable to a combination of foreign currency exchange rate fluctuations in our favor, offset by lower returns on our investments due to lower interest rates.

20-F ClickSoftware Technologies Ltd.	Page 34

Income Taxes

Under ASC Topic 740 “Income Taxes”, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Until 2008, we established a valuation allowance for the full amount of the tax benefits since, in previous years, the realization of net operating loss carry-forwards and deductible temporary differences was less likely than not. For 2010, based on historical taxable income from continuing operations and projections for future taxable income, we increased  part of the valuation allowance since part of our deferred tax assets were realized. The increase  of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax expense of $0.9 million in 2010.  The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted for the first time in the recognition of income tax benefits of $1.2 million in 2009.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United Kingdom, the United States, Germany, Australia, Japan and India. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2010, net operating loss carry forwards in Israel amounted to approximately $6.7 million, compared with $14.0 million in 2009. Additional tax loss carry forwards of approximately $19.2 million and $3.5 million remain attributable to our U.S. subsidiary and our European subsidiaries, respectively. The Israeli and the European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2012 through 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization.

Net Income

Net income for 2010 was $9.0 million, or $0.28 per fully diluted share, or 13% of revenues, compared with net income of $12.5 million, or $0.40 per fully diluted share, or 20% of revenues, in 2009 and net income of $8.1 million, or $0.27 per fully diluted share, or 16% of revenues, in 2008.    Net income in 2010 was lower relative to 2009 due to increased operating expenses and an increase in tax costs, mostly due to deferred taxes.

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Canadian dollars and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates.  In 2010, 70% of our expenses and 61% of our revenues were incurred in non-U.S. dollar currencies.  We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings.  In 2010, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $0.7 million, an increase in costs of services by $0.3 million and an increase in operating expenses by $0.7 million. See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

5.B.           Liquidity and capital resources

Our cash and investments increased by $16.0 million, or 46%, to $51.0 million as of December 31, 2010, compared with $35.0 million as of December 31, 2009, which was an increase of $3.0 million, or 9%, compared with $32.0 million as of December 31, 2008. Our primary sources of cash and investments during 2010 were cash flows of $16.4 million generated from operations and $1.1 million from exercises of employee stock options. Our primary sources of cash and investments during 2009 were cash flows of $7.5 million generated from operations and $3.2 million from exercises of employee stock options.

20-F ClickSoftware Technologies Ltd.	Page 35

As of December 31, 2010, we had cash and cash equivalents of $25.8 million, short-term deposits of $16.8 million, marketable securities of $7.8 and long-term deposits of $0.6 million. As of December 31, 2010, $0.6 million in long-term deposits had been deposited with banks to secure letters of credit totaling $0.6 million, which are described below. Our cash, short-term deposits and long-term deposits are deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2010, these bank deposits had an average interest rate per annum of 1.5%. Our marketable securities are invested in government and corporate bonds and had an average yield of 0.9%.  We adhere to an investment policy which requires investment in high-quality investment-grade securities.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits.  See Item 3.D – Risk Factors “Our cash may be subject to risk of loss and we may be exposed to fluctuations in the market value of our portfolio investments and in interest rates.”

	Cash and Investments December 31,
	2010	% Change	2009	% Change	2008
	(In thousands)

Cash and cash equivalents	$25,749		$15,594		$17,427
Short-term deposits (*)	16,747		17,520		13,857
Marketable securities (*)	7,839		1,332		-
Long-term deposits	620		528		699
Total Cash and investments	$50,955	46%	$34,974	9%	$31,983

(*) Reclassified.

For the year ended December 31, 2010, net cash provided by operations was $16.4 million, comprising net income of $9.0 million, a decrease in trade receivables of $2.2 million, a decrease in deferred taxes of $0.9 million, an increase in other receivables of $0.7 million, an increase in accounts payable of $1.0 million, and an increase in deferred revenues of $0.4 million, which was partially offset by non-cash charges of $3.5 million.

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

Net cash used in investment activities was $7.3 million in 2010, consisting of $0.7 million provided by investments in deposits, $8.5 million invested in marketable securities, $2.0 million provided by proceeds from sales of marketable securities and $1.5 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements. Net cash used in investment activities was $12.6 million in 2009, consisting of $3.5 million of invested in deposits, $2.4 million invested in marketable securities, $1.1 million provided from proceeds from sales of marketable securities, $5.7 million used for three acquisitions we made and $2.1 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements (of which $0.7 million was for investment in new Company offices to which we moved in 2009). Net cash used in investment activities was $0.4 million in 2008, consisting of $1.1 million provided by investments in deposits and $1.5 million was used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements (of which $0.6 million was for investment in new Company offices to which we moved in 2009).

Net cash provided by financing activities was $1.1 million in 2010, $3.2 million in 2009 and $0.2 million in 2008, in each case as a result of the exercise of employee stock options.

20-F ClickSoftware Technologies Ltd.	Page 36

As of December 31, 2010, we had outstanding trade receivables of approximately $14.3 million, which represented approximately 20% of revenue in 2010. As of December 31, 2009, we had outstanding trade receivables of approximately $16.4 million, which represented approximately 27% of revenue in 2009. As of December 31, 2008, we had outstanding trade receivables of approximately $7.8 million, which represented approximately 15% of revenue in 2008. Our payment terms are typically between 30 and 60 days, and our policy is not to grant extended payment terms to our customers over 120 days. Days sales outstanding, or DSO, calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 69 DSO as of December 31, 2010, compared with 86 DSO as of December 31, 2009, and 50 DSO as of December 31, 2008. DSO was unusually high in 2009 due to strong bookings towards the end of 2009. The DSO  at the end of 2010 decreased compared to the end of 2009 to the levels we usually see and does not reflect any change in the terms of payment or the collection pattern.

Since inception, we have received aggregate royalty-bearing grants from the Chief Scientist in the amount of $8.7 million related to research and development. As of December 31, 2008, we had paid or accrued royalties equal to our entire commitment to the Chief Scientist. However, even though we have repaid all grants received from the Chief Scientist, we are still subject to the restrictions in the Research Law regarding transfer of our intellectual property developed with the Chief Scientist’s funding. See Item 3.D – Risk Factors “The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future”.  We received additional grants from the Chief Scientist of $0.2 million in 2010 and of $0.2 million in 2009, but such grants are not subject to royalty payment by us.

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

Our future research and development strategies will concentrate on strengthening our product offerings in decision support and optimization, mobility, forecasting, capacity and shift planning and monitoring; continuing to enhance the technology and scalability of our products; continuing to improve our mobile and location-based capabilities; and continuing the development of offerings for specific vertical industries.

We invested $7.9 million in 2010, $6.5 million in 2009 and $6.5 million in 2008 in research and development activities.

5.D.           Trend information

We operate in the rapidly evolving market for workforce management and service optimization.  Workforce management spending remained strong in 2010 and in the beginning of 2011.  Despite the widespread contraction in late 2008 and 2009, and the current uncertainties in the financial and credit markets, we have continued to experience strong demand for our products and services.

Large system integrators continue to build practices around the workforce management and service optimization market.  Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force.  Companies in the mid-market are also seeking solutions to improve productivity, and we address this need with some of our offerings including our hosted solutions and IMRS.

20-F ClickSoftware Technologies Ltd.	Page 37

In 2009 and 2010 we invested significantly in our mobility offering.  We believe there is a global trend of moving enterprise software to mobile devices to enable service people to manage applications through their mobile devices.  A recent report by Forrester Research, "Another Year of Outperformance for the Tech Industry — Forrester's 2011 Tech Industry Predictions,"  states that enterprise mobility is the biggest single trend across tech industry investment and innovation, even outpacing the cloud computing trend.  We entered into a partnership with Sybase (recently acquired by SAP) to enhance our mobility offering.  This platform will also serve as a new entry point for us with customers.

In 2010, the proportion of our revenues attributable to licenses increased, while the proportion of services  revenues decreased. We expect license and services revenues to grow in absolute terms in 2011 and that the ratio of license revenues to service revenues will increase.

The proportion of our revenues from indirect channels increased in 2010 and we expect this trend to continue in 2011.

We expect to continue to grow our revenues in 2011 despite the continued uncertainty in the economic conditions.  We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and service optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses.  As of December 31, 2010, we had a backlog for the following year of approximately $25.5 million, compared to $27.4 million at the end of 2009. We believe that the decrease in backlog year over year represents only a specific point in time and is not indicative of the trend for 2011.

The economic uncertainties may affect the competitive environment in our industry.  For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

In 2010, approximately 61% of our revenues and 70% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2010, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $0.7 million, an increase in costs of services by $0.3 million and an increase in operating expenses by $0.7 million.  In the beginning of 2011, the U.S. dollar has weakened against each of the Euro and British Pound and has remained steady against the NIS.  If this trend continues, it may have a negative impact on our cost of revenues and operating expenses and a positive  impact on our revenues.

5.E.        Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5.B above and Item 5.F below, we do not have any off-balance sheet arrangements.

5.F.        Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2010:

Commercial	Total Amounts Committed	Amount of Commitment Expiration Per Period (in thousands)
Commitments	(in thousands)	2011-2014
Guarantees/Letters of Credit*	$620	$620

*
We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2010, contingent liabilities on outstanding letter of credit agreements aggregated $0.6 million. We expect to renew most of these letters of credit. The letters of credit are secured by $0.6 million in deposits to cover potential payments under the guarantees.

20-F ClickSoftware Technologies Ltd.	Page 38

Contractual	Payments due by Period (in thousands)
Obligations	Total	2011	2012	2013	2014-2017
Office Lease Obligations	$6,964	$2,102	$1,787	$1,639	$1,436

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	63	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	48	Executive Vice President and Chief Financial Officer
Hannan Carmeli	52	President and Chief Operating Officer

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

20-F ClickSoftware Technologies Ltd.	Page 39

Directors

Our articles of association provide for a board of directors of not less than two members nor more than eleven members. Except for External Directors (as defined in the Companies Law), all directors are classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the members of each class to hold office until their successors have been duly elected and qualified. At each annual meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of their election and until their successors have been duly elected and qualified. At our July 15, 2010 Annual Shareholders Meeting, or the 2010 ASM, we amended our articles of association to provide that in the event that the board does not nominate a candidate to be appointed to a specific class of directors at any annual meeting of shareholders, then instead of electing directors to succeed the directors whose term in office expires at the date of such annual meeting, the shareholders may elect one or more additional External Directors in addition to the minimum number of External Directors required by the Companies Law. In accordance with this amendment, as no Class I directors were nominated for election at the 2010 ASM, a third External Director (in addition to the currently serving two External Directors, which is the minimum number of External Directors required by the Companies Law) was appointed at the 2010 ASM.

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Corporate Governance and Nominating Committee
Roni A. Einav, Class II	66	2011	X			X
Gil Weiser, Class II	69	2011	X	X
Moshe BenBassat, Class III	63	2012
Shlomo Nass, Class III (2)	50	2012	X	X		X
Nira Dror, external director (3)	56	2012	X	X	X	X
Shai Beilis, external director	62	2012	X	X	X	X
Menahem Shalgi, external director	60	2013	X	X	X

(1) as defined under Rule 5605(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) “Audit Committee Financial Expert” under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee. See Item 16A below.

(3) “Financial Expert” as required by the Companies Law with respect to membership on the Audit Committee.

RONI EINAV has served as a director since 2000. Mr. Einav is the founder and General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures. From 1983 to 1999, Mr. Einav served as Chairman of New Dimension Software, Ltd., a systems software company he founded, which was subsequently acquired by BMC Software. Mr. Einav was a founder of Eurekify, a security software company, in 2002 and served as its director and chairman until 2008, when Eurekify was acquired by CA. Mr. Einav serves on the board of directors of XciTel, M-Photo CardioAngel, Peak Dynamics and Gimao, as well as on the advisory board of Xenia, dbMaestro and RDV Software. Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada, Axxana, CeDimension, ComDa, Einav Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces, or IDF, and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering, as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years, with experience ranging from design engineering to management of international companies, as well as community and public activities. Mr. Weiser is currently a member of the board of directors of Fundtech and Attunity. From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communications company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree from the University of Minnesota in Minneapolis.

20-F ClickSoftware Technologies Ltd.	Page 40

DR. SHLOMO NASS has served as a director since 2009. Dr. Nass currently serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation; arbitration; corporate and commercial law. Since 2001 he has served as President, Partner and Director of the group of investment companies within Israel Global Business. From 2001 until November 2010 he served as Chairman of the Financial Statement Committee and as Vice Chairman of the Board of Directors of Tao T'suot Ltd, and from November 2010 he has served as its Chairman of the Board of Directors. Since 2006, he has served on the Board of Directors of NMC United Entertainment Ltd. Since November 2009 he has served as a director, as a member of the investment committee and as a member of the Auditing Committee of Partner Communications Company Ltd. Since January 2010 he has served as a director and as Chairman of the Financial Statement Committee of Aviv Arlon Ltd. Since 2010, he has served as a director of Darban Investments Ltd. Since 2011 he served as a director of City Group Financial Products Ltd. Since August 2008 he has served on the Board of Directors of The Blue Shore Development Company (Tel – Aviv – Herzelia) Ltd. Since 1991 he has served as Vice Chairman of The Public Advisory Committee on Trade Levies and as President, Partner and Chairman of the Board of Directors of IRS-TKB International Consultants Ltd. (currently not active). From 2003 until the end of 2009, Dr. Nass served as Chairman of the Financial Statement Committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), an Israeli real estate and infrastructure development company. From 2003 until 2010 he served as Chairman of the Financial Statement and Auditing Committee of Formula Systems (1985) Ltd. From 2001 until 2009 he served as a Director of Tao Tsuot Nadlan Ltd. From 2008 until the end of 2009 he served as Chairman of the Board of Directors of Yuli Capital Markets Ltd. From 2005 to the end of 2008, he also served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also served on the Board of Directors of the following companies under his role as a Trustee: since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B in Law and B.Sc., Economics from Bar-Ilan University; and completed a Mediators Course of the Ministry of Justice. He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor by C.I.S.A. (USA). In the IDF Dr. Nass served as an officer in the IDF's Information Systems Auditing Team for the Paymaster General Administration.

NIRA DROR has served as a director since 2009. Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representations services for companies in the aviation and tourism industries. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003 she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999 as General Manager for Israel. From 1984 to 1985, Ms. Dror served as the chief economist for Teus Azorei Pituach Ltd. and from 1985 to 1989 she served as the General Manager of Histour Ltd., a tourism company. Ms. Dror currently serves on the board of directors of the following companies: Bank Hapoalim Ltd. (including chairperson of the Audit Committee), Dikla Insurance Company Ltd., Tzur Shamir Holdings Ltd. and S. Shlomo Holding Ltd. She was a member of the board of directors of H&O Ltd from 2005 to 2008. and from 2005 to 2008 of Chamei Yoav Tourism. From 1990 to 1999, Ms. Dror was a member of the executive committee of the panel of airlines in Israel. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A from Tel Aviv University.

SHAI BEILIS has served as a director since 2009. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and was the Chairman of the Board since its inception. Formula Ventures Ltd. is the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis is also the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis joined the Formula Group in 1994 as chief executive officer of Argotec. Prior to the Formula Group, Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange. From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986 he was chief executive officer of Yael Software and Services. Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including 4 NASDAQ listed companies: from 1996 to 1999 of Wiztec Solutions Ltd., from 1995 to 2008 of BluePhoenix Solutions Ltd., from 1998 to 2010 of RadView Software Ltd., and from 1997 to 2005 of Formula Systems (1985) Ltd.). Mr. Beilis holds a M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

20-F ClickSoftware Technologies Ltd.	Page 41

MENAHEM SHALGI served at Amdocs Ltd. as Vice President of Business Development and M&A from 1998 to 2003, and as Vice President and Executive Account Manager from 1993 to 1998, and at various other positions from 1985 to 1993. Mr. Shalgi has served as an external director of Mind CTI since April 2005. In addition, Mr. Shalgi served as a director in Pilat Media PLC in the UK from 2006 until mid 2009, and has served as the chairman of AfterDox Ltd., an investment house in Israel, since June 2007. Mr. Shalgi holds a B.A. in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from Weizmann Institute of Science.

6.B. Compensation

The aggregate amount of compensation paid to all of our directors and officers in 2010 was $1.6 million in salaries, consulting fees, directors’ fees, and bonuses, compared to $1.7 million in 2009. In addition, we granted 215,000 options to our officers and directors (including Dr. Moshe BenBassat described below) at an average exercise price of $6.09 per share. Options expire seven to ten years after the date of the grant. Our 2010 ASM approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services the us) to purchase 100,000 Ordinary Shares at an exercise price equal to the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2010 ASM (i.e. $5.91). These options will vest as follows: 25% on the first anniversary date of grant and 1/48 at the end of each month thereafter.

In addition, at the 2010 ASM, our shareholders resolved to grant to our independent directors 48,000 Restricted Share Units, or RSUs, in the aggregate. The exercise price of the RSUs equals the par value of our Ordinary Shares, which is NIS 0.02. This grant was in accordance with the resolutions adopted by our shareholders at the 2010 ASM which provided that: (i) each independent director (defined for the purpose hereof as External Directors according to the Companies Law and all other directors other than our employees or our consultants or of any subsidiary), who is appointed as our director, at or after the 2010 ASM, is automatically granted 8,000 RSUs, or the First Grant, upon the date such individual first becomes a director; and (ii) each independent director is automatically granted 8,000 RSUs, or the Subsequent Grant, following each annual meeting of our shareholders, beginning with the 2011 ASM, if on such date he or she shall have served on our Board for at least the preceding six months.

The terms of each RSU are as follows: (i) the term of the RSU shall be seven years; (ii) the exercise price per share shall be equal to the par value of each share underlying the RSU; (iii) the First Grant shall vest on the first anniversary of the date of grant, provided that the grantee continues to serve as a director on such date; and (iv) each Subsequent Grant shall vest in twelve equal monthly installments after its date of grant, provided that the grantee continues to serve as a director on such date.

The total severance obligations to our officers as of December 31, 2010 were $333,000 of which $300,000 were deposited in insurance policies and pension funds and $33,000 which is reserved in our financial statements.

Dr. BenBassat provides his services to the Company and its subsidiaries under full time management and consulting agreements (See Section 10.C “Material contracts not in the ordinary course of business”). Mr. Arvatz and Mr. Carmeli are retained under the terms of employment agreements with the Company. The agreements of the executive officers provide that each of their respective engagements constitutes an “at-will” arrangement, which may be terminated at any time by either us or the executive. The agreements provide that in the event the engagement with the executive is terminated either by the executive or by us without cause, the executive will be entitled to severance payments in amounts equal to twelve months of his annual consulting fee as of the date of termination for Dr. BenBassat and three months of base compensation as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they may receive bonuses based on achieving Company goals on revenues and operating profit, and based on achieving personal performance-related goals. The goals for our Chief Executive Officer are determined on an annual basis by the Compensation Committee, and the goals for our other executive officers are determined by the Chief Executive Officer.

20-F ClickSoftware Technologies Ltd.	Page 42

6.C.         Board practices

We are subject to the provisions of the Companies Law, which requires, in part, that Israeli companies whose shares have been offered to the public in or outside of Israel appoint at least two external directors (as such term is defined in the Companies Law) to serve on their board of directors.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service, except for the termination provisions included in the consulting agreement of our chief executive officer who is also a director.  The benefits upon termination provided for in such consulting agreements relate solely to the termination of Mr. BenBassat from his position as a consultant, and not from his position as a director or chairman of the board.

In addition to the insurance coverage, we have agreed to indemnify our directors and officers in an amount not to exceed $20 million, for all persons and all events to be indemnified, for certain events and occurrences while the director or officer is, or was serving, at our request in such capacity.  The indemnification agreements entered into with the directors and officers are substantially in the form of the Amended Form of Indemnification Agreement previously filed as an exhibit to this annual report.  As permitted under the Companies Law, the indemnification agreements provide protection against personal liability. We have director and officer insurance coverage that may limit our exposure and may enable us to recover a portion of any future amounts paid.

External and Independent Directors

Under Israeli law, publicly held Israeli companies, such as us, are required to appoint at least two external directors, each of whom must also serve on the audit committee. All other board committees exercising powers delegated by the board of directors must include at least one external director. Our external directors must be appointed by the holders of a majority of our Ordinary Shares and must meet certain non-affiliation criteria, all as provided under Israeli law. An external director is appointed for an initial term of three consecutive years, and may be reappointed for an additional three-year term, subject to certain conditions under Israeli law.  A recent amendment to the Companies Law increased the majority requirement that would be applicable for future election of external directors.  See "Companies Law Amendment" below.

Each of Shai Beilis, Nira Dror and Menahem Shalgi serves as an external director.

Israeli law further requires that at least one external director has financial and accounting expertise, and that at least one other external director has professional competence, as determined by the Company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the Company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under relevant regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the Company’s business.

Nira Dror was determined by our board of directors to be a financial and accounting expert and Shai Beilis  was determined to have professional competence, each as determined by Israeli law.

Audit Committee

Our audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis, Mr. Weiser and Mr. Shalgi, each of whom is “independent,” as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an “audit committee financial expert” within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

20-F ClickSoftware Technologies Ltd.	Page 43

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;
•	recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;
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

A recent amendment to the Companies Law added certain additional functions of the audit committee.  See "Companies Law Amendment" below.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee’s responsibilities.  Our audit committee duties are governed by a written charter.

Compensation Committee

Our compensation committee consists of Mr. Beilis, Ms. Dror and Mr. Shalgi, each of whom is “independent,” as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules.  Our compensation committee meets at least twice a year.  Functions of the compensation committee include:

•	to recommend to our board of directors the compensation of the Company’s executive officers;
•	to review and evaluate the compensation plans, policies and programs of the Company; and
•	to make recommendations to our board of directors and our shareholders relating to compensation to be provided to directors.

Our compensation committee duties are governed by a written charter.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Einav, Dr. Nass, Ms. Dror and Mr. Beilis, each of whom is “independent,” as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules.  Our corporate governance and nominating committee meets at least once a year.  Functions of the corporate governance and nominating committee include:

•
to monitor the composition of our board of directors and, when appropriate, seek, screen and recommend for nomination qualified candidates for election to our board of directors at the Company’s annual meeting of shareholders;

•	to seek qualified candidates to fill vacancies on our board of directors;

20-F ClickSoftware Technologies Ltd.	Page 44

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

Our corporate governance and nominating committee duties are governed by a written charter.

Companies Law Amendment

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Companies Law Amendment. The Companies Law Amendment implements a comprehensive reform in corporate governance in Israel. Most of the provisions of the Companies Law Amendment will become effective on May 14, 2011.

A summary of the principal changes introduced by the Companies Law Amendment is set forth below:

•
Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (as defined in the Companies Law);  and any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee.

The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers).

•
External Directors. The initial three-year term of service of External Directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms. External Directors must be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one- half (instead of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, as under current law) of the aggregate voting rights in the company.

Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of this new amendment), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

The independence requirements of External Directors were enhanced such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

20-F ClickSoftware Technologies Ltd.	Page 45

•
Extraordinary Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half (instead of one-third, as under current law) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, as under current law) of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law Amendment.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law Amendment.

•
CEO and Chairman. A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and for the chairman of the board to serve as the CEO, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer.

•	Officers’ employment. The terms of employment of an officer now require the approval of the audit committee as well as the board of directors.

•
Tender offers: With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to stipulate in the offer that any shareholder tendering his shares will not be entitled to appraisal rights.

6.D.           Employees

At December 31, 2010, we employed 318 full time employees.  Of these employees, 154 were based in Israel, 64 in the United States, 44 in Asia Pacific and 56 in EMEA.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2010:
	YEAR ENDED DECEMBER 31,
Department	2010	2009	2008

Services	142	123	87
Research and Development	56	67	47
Sales and Marketing	72	64	57
General and Administrative	48	41	35
Total	318	295	226

In addition to the number of full-time employees listed above, as at December 31, 2010 we had 69 full-time contractors in Israel (compared to 40 full-time contractors as a December 31, 2009) who work at an offsite location, focusing mainly on quality assurance for our professional services  and research and development organizations.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

20-F ClickSoftware Technologies Ltd.	Page 46

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $911,000 in 2010, $527,000 in 2009, and $739,000 in 2008. The increase in 2010  was largely attributable to appreciation in the value of the insurance policies and severance funds  as well as an increase in the number of employees. We obtain and maintain for all of our Israeli employees’ pension funds or manager's insurance as required by applicable Israeli law.

We typically maintain non-competition agreements with our employees which prohibit them, if they cease working for us, from directly competing with us or working for our competitors. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a Company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we will be unable to enforce these non-competition agreements and our competitors may be able to benefit from the expertise of our former employees.

6.E.           Share ownership

As of March 22, 2011, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 2,218,302 shares (or 6.9% of our outstanding shares), which number includes 889,542 options for the purchase of our Ordinary Shares and Mr. Hannan Carmeli, who beneficially owned 9,872 shares and 343,769 options for the purchase of our Ordinary Shares (or 1.1% of our outstanding shares in the aggregate).

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 22, 2011:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 22, 2011	NUMBER EXERCISABLE AT MARCH 22, 2011(1)	EXPIRATION DATE
1.3	250,000	250,000	2013
1.92-2.81	536,000	515,584	2013-2015
4.43	70,000	67,083	2014
5.91	100,000	-	2017
8.12	130,000	56,875	2016
	1,086,000	889,542

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Mr. Hannan Carmeli that were outstanding as of March 22, 2011:
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 17, 2011	NUMBER EXERCISABLE AT MARCH 17, 2011(1)	EXPIRATION DATE
1.22-1.75	214,602	214,602	2013-2015
2.00-2.55	145,000	94,167	2015
3.33-4.25	35,000	35,000	2013-2014
5.80	75,000	-	2017
	469,602	343,769

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

20-F ClickSoftware Technologies Ltd.	Page 47

Share Incentive Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

Our umbrella stock option plan, as amended, or the Plan, was adopted in 2000 and defines our stock option pool available for grants worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan.  Pursuant to the Plan the number of Ordinary Shares made available under it automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares, and (iii) an amount determined by the Company’s board of directors, or the Evergreen Mechanism.  In accordance with the Evergreen Mechanism, the board of directors increased  the number of Ordinary Shares reserved under the Plan in the aggregate number of 5,850,000 Ordinary Shares.  As of March 22, 2011 3,046,928 options were available under the Plan and  283,309  shares were available under an employee stock purchase plan which is currently inactive.

The purpose of the Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in us. The Plan will expire in 2017, unless terminated earlier by the board of directors.

The Plan was amended at our 2010 ASM to include the right to grant RSUs. Currently RSUs have been granted only to independent directors.  For grants of RSUs to our directors, please see Item 6.B “Compensation”.

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

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price for our Ordinary Shares as reported by Nasdaq on the date prior to the date of grant.

Each share incentive agreement specifies the date and period over which the option becomes exercisable. Options granted by us generally vest over a period of four years.

Vesting is conditional upon the employee remaining continuously employed by us, or in the case of a director, remaining a director.

In 2001 we adopted the 2000 Approved U.K. Share Scheme for our employees located in the United Kingdom and in 2003 we adopted the 2003 Israeli Share Option Plan for our employees located in Israel, both of which were adopted under the Plan.

20-F ClickSoftware Technologies Ltd.	Page 48

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major shareholders

The following table sets forth, as of the date indicated below in each case, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Dr. Moshe BenBassat (1)	2,218,302	6.9%
Idit BenBassat (2)	1,680,887	5.5%
G. Nicholas Farwell (3)	2,134,105	7.0%
FMR LLC (4)	2,936,098	9.6%
Officers and directors as a group (5) (9 persons)	2,790,778	8.7%

(1)	Includes, in addition to the Ordinary Shares held by Dr. BenBassat, 889,542 options for Ordinary Shares held by Dr. BenBassat that are exercisable within 60 days of March 22, 2011.

(2)	Based solely on Schedule 13G filed with the SEC on February 12, 2010 by Idit BenBassat.

(3)	Based solely on Amendment No. 3 to Schedule 13G filed with the SEC on February 11, 2010 by G. Nicholas Farwell. Mr. Farwell reports shared beneficial ownership of such shares.

(4)
Based solely on Schedule 13G filed with the SEC on February 14, 2011 by FMR LLC and certain of its affiliates.  Edward C. Johnson 3d, who together with family members, is reported as being deemed to control FMR LLC.

(5)
Includes 1,441,645 ordinary shares for which options granted to officers and directors are exercisable within 60 days of the date stated above.  Does not include 431,750 ordinary shares for which options granted to officers and directors are outstanding but are not currently or within 60 days exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2007		2010
		%		%
Total shares	28,510,345		30,634,227
Dr. Moshe BenBassat	2,953,251	9.6%	2,218,302	6.9%
Idit BenBassat	2,246,887	7.9%	1,680,887	5.5%
FMR LLC	(*)	-%	2,936,098	9.6%
G. Nicholas Farwell	2,968,900	10.4%	2,134,105	7.0%
Austin W. Marxe and David M. Greenhouse	2,047,627	7.2%	(*)	-%

(*)      Not known to us.

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of  December 31, 2010, there were 25 holders of record of our ordinary shares in the United States, representing approximately 99% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our ordinary shares are held by brokers or other nominees.

7.B.           Related party transactions

Since January 1, 2010, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time, except for service agreements with our Chairman and Chief Executive Officer Moshe BenBassat (See Item 10.C “Material contracts not in the ordinary course of business”) and compensation to our directors and officers (See Item 6.B “Compensation”).

20-F ClickSoftware Technologies Ltd.	Page 49

7.C.           Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.           Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales from Israel in 2010 were $70.2 million, or 98.8% of revenues, compared with $60.5 million, or 99.0% of revenues, in 2009, and $51.7 million, or 98.9% of revenues, in 2008.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

Since our inception, we have retained all earnings for use in our business. We have never declared or paid cash dividends.  Payment of dividends is at the discretion of our board of directors which may change our policy regarding payment of dividends from time to time.

8.B.           Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

9.A.           Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market.  The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

	High	Low
Annual Information	($)	($)
2006	3.56	1.40
2007	6.84	2.91
2008	4.00	1.81
2009	8.43	1.88
2010	8.07	4.82

Quarterly Information
First quarter 2009	3.81	1.88
Second quarter 2009	6.60	3.17
Third quarter 2009	8.43	5.40
Fourth quarter 2009	7.91	5.05
First quarter 2010	7.76	6.63
Second quarter 2010	7.27	4.82
Third quarter 2010	6.60	5.23
Fourth quarter 2010	8.07	6.09

Monthly Information
September 2010	6.60	5.49
October 2010	6.75	6.09
November 2010	6.85	6.38
December 2010	8.07	6.57
January 2011	9.36	7.24
February 2011	8.21	7.58
March 2011 (through March 22)	8.10	7.89

20-F ClickSoftware Technologies Ltd.	Page 50

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

20-F ClickSoftware Technologies Ltd.	Page 51

The Companies Law requires that an office holder in the company or a controlling shareholder in a public company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company, no later than the first meeting of the board of directors to discuss such existing or proposed transaction.  In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the office holder in the company or a controlling shareholder in a public company also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.  A recent amendment to the Companies Law imposes additional requirements regarding approval of certain extraordinary transactions.  See "Companies Law Amendment" in Item 6.C. above.

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

•      Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction.  If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

•      Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

•      Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Rights, preferences and restrictions of shares

•      General.  Our share capital is NIS 2,100,000, divided into: (i)100,000,000 Ordinary Shares, and (ii) 5,000,000 Special Preferred Shares of NIS 0.02 par value each.  Our Ordinary Shares do not have preemptive rights.

•      The Ordinary Shares do not have cumulative voting rights in the election of directors.  As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

20-F ClickSoftware Technologies Ltd.	Page 52

•      Dividend and liquidation rights.  Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•      Transfer of shares; record dates.  Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws.  Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting.  For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•      Voting; annual general and extraordinary meetings.  Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll.  Our articles of association do not permit cumulative voting and it is not mandated by Israeli law.  Votes may be given either personally or by proxy. A proxy need not be a shareholder.  If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy.  If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•      No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights.  A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights.  Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and an even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

•      Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us.  Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•      General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law.  The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

20-F ClickSoftware Technologies Ltd.	Page 53

•      Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

•      Discrimination against shareholders.  According to our articles of association, there are no discriminating provisions against any existing or prospective holders of  our shares as a result of a shareholder holding a substantial number of shares.

Modification of Class Rights

•      If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class. The provisions of our articles of association relating to general meetings shall apply, mutatis mutandis, to every such separate general meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.

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

20-F ClickSoftware Technologies Ltd.	Page 54

10.C.           Material contracts not in the ordinary course of business

We have entered into two management and consulting agreements, or the Consulting Agreements, with companies owned by Moshe BenBassat our Chairman and Chief Executive Officer, and his immediate family, through which he provides services to us and our subsidiaries on a full-time basis. The Consulting Agreements provide that the relationship is “at-will” and may be terminated at any time by either us or Dr. BenBassat with or without cause by giving 90 days prior written notice (in case of termination for cause, the Consulting Agreements may be terminated by us without prior notice).  The Consulting Agreements provide for an annual consulting fee (including all benefits) of $450,000 and an annual performance bonus not to exceed 133% of the annual consulting fee, which amount is set by our Compensation Committee. The Consulting Agreements provide that in the event that Dr. BenBassat’s engagement is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of the consulting fee as of the date of termination. Dr. BenBassat is entitled to full acceleration of the vesting of all of his options in the event of a change in control. The right to receive the contractual severance benefits set forth above will immediately terminate if Dr. BenBassat is terminated for cause, as defined in the Consulting Agreements.  The Consulting Agreements contain provisions regarding confidentiality, ownership of inventions, as well as a twelve-month non-compete and non-solicitation undertaking of Dr. BenBassat. Our board of directors is authorized, upon the recommendation of our Compensation Committee,  to change the consulting fee payable to the consulting companies through which Dr. BenBassat provides services by an amount not exceeding ten percent (10%) in any calendar year.

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

Israeli Taxation Considerations

Israel Corporate Tax Considerations

General Corporate Tax Structure

Income not eligible for “Approved enterprise” benefits was taxed in 2010 at a regular corporate tax rate of 25% (26% in 2009 and 27% in 2008).  This change does not have a material effect on the Company’s financial statements. The tax rate is scheduled to be gradually reduced as follows: 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and beyond. However, the effective rate of tax payable by a company which derives income from an “Approved Enterprise” may be considerably lower – see discussion below.  Due to budgetary constraints, from time to time the  Israeli Government has considered delaying the Israeli company tax  rate decreases but no decisions have yet been taken in this regard.

20-F ClickSoftware Technologies Ltd.	Page 55

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

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above.  The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

20-F ClickSoftware Technologies Ltd.	Page 56

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

A company which qualifies as a foreign investment company, or FIC is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

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

20-F ClickSoftware Technologies Ltd.	Page 57

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

Notwithstanding the foregoing, on March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, or the 2005 Amendment, which revamps the Israeli tax incentives for future industrial and hotel investments. A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 Amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

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

Recently, new legislation amending  the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15%  elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have material ramifications on the tax payable in respect of our Israeli operations.

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

20-F ClickSoftware Technologies Ltd.	Page 58

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

20-F ClickSoftware Technologies Ltd.	Page 59

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

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

20-F ClickSoftware Technologies Ltd.	Page 60

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (25% in 2010). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 45% in 2010) and the regular corporate tax rate for corporations (25% in 2010) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2010 – 25% tax rate for a corporation and a marginal tax rate of up to 45% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders.  In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 61

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

20-F ClickSoftware Technologies Ltd.	Page 62

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

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. In addition, a U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israel Corporate Tax Considerations - Taxation of Our Shareholders – Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

20-F ClickSoftware Technologies Ltd.	Page 63

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

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

20-F ClickSoftware Technologies Ltd.	Page 64

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

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

20-F ClickSoftware Technologies Ltd.	Page 65

Under the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act, some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult you tax advisor regarding the HIRE Act.

10.F.           Dividends and paying agents

Not applicable.

10.G.          Statement by experts

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 66

10.H.          Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We publish unaudited interim financial information after the end of each quarter.  We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

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

Foreign Currency Exchange Rate Risk.  We develop products in Israel and sell them primarily in North America, EMEA, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2010, 39% of our revenues and 30% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros.   In 2010, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $0.7 million, an increase in costs of services by $0.3 million and an increase in operating expenses by $0.7 million.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars.  Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.  We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments.  At December 31, 2010, we had short forward exchange contracts to sell up to Euro 4.6 million for a total amount of $6.0 million, British pounds 2.3 million for a total amount of $3.6 million, Australian Dollar 2.6 million for a total amount of $2.7 million, Canadian Dollar 0.1 million for a total amount of $0.1 million and NIS 10.8 million for a total amount of $2.9 million.

Interest Rate Risk. As of December 31, 2010, we had cash, cash equivalents and short-term investments of $50.4 million, which consist mainly of cash, short-term bank deposits with major banks and government and corporate bonds. Of this, a total of $10.7 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value would have an immaterial impact on our business, financial condition and results of operations.

20-F ClickSoftware Technologies Ltd.	Page 67

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2010 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2011
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$25,749
Average interest rate	0.5%
Government and corporate bonds	$7,839
Average interest (yield) rate	0.9%
Bank deposits	$16,747
Average interest rate	1.5%

B) Long-term debts:
None.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

20-F ClickSoftware Technologies Ltd.	Page 68

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)  Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, the independent registered public accounting firm that audited our 2010 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d)  Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the Exchange Act Rules, and is independent in accordance with applicable Exchange Act rules and Nasdaq Rules.

20-F ClickSoftware Technologies Ltd.	Page 69

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.	Principal Accountant Fees and Services

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our independent registered public accounting firm for each of the three years ended December 31, 2010.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co  and/or other member firms of  Deloitte Touche Tohmatsu for all services, including audit services, for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
Audit fees (1)	$177,000	$159,000
Audit-related fees	-	-
Tax fees (2)	31,000	43,000
All Other fees (3)	-	15,000

Total	$208,000	$217,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in U.S.

(3)	Includes fees for services related to due diligence on the purchase of intangible assets.

Pre-Approval of Auditors’ Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2010 and 2009 were either pre-approved by the full audit committee, or by the Chairman of the Audit Committee, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee).

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 70

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

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

20-F ClickSoftware Technologies Ltd.	Page 71

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Annual Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, statements of operations, changes in shareholders' equity and comprehensive income, and cash flows as of  and for the year ended December 31, 2010 of the Company and our report dated March 29, 2011 expressed an unqualified opinion on those financial statements.

/s/Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March  29, 2011

20-F ClickSoftware Technologies Ltd.	Page 73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March  29, 2011

20-F ClickSoftware Technologies Ltd.	Page 74

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$25,749	$15,594
Short-term deposits (Note 4)	16,747	17,520
Marketable securities (Note 4)	7,839	1,332
Trade receivables, net of allowance for doubtful accounts of $1,102 and $501 as of December 31, 2010 and 2009, respectively (Note 5)	14,255	16,410
Deferred taxes (Note 15)	2,220	3,160
Other receivables and prepaid expenses (Note 6)	2,431	1,980
Total Current Assets	69,241	55,996

Long-Term deposits (Note 7 & Note 12B)	620	528
Other receivables and prepaid expenses (Note 6)	364	-
Severance Pay funds (Note 8)	1,703	1,485
Identifiable Intangible assets, Net (Note 9)	2,004	2,802
Goodwill (Note 9)	2,511	2,511
Property and Equipment, Net (Note 10)	3,384	3,127

TOTAL ASSETS	$79,827	$66,449

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses (Note 11)	$12,574	$11,619
Deferred revenues	7,957	6,711
Total Current Liabilities	20,531	18,330

Long-Term Liabilities:
Accrued severance pay (Note 8)	3,431	2,879
Deferred revenues	1,777	2,582
Total Long-Term Liabilities	5,208	5,461

Total Liabilities	25,739	23,791

Commitments and Contingencies (Note 12)

Shareholders' Equity (Note 13):
Special preferred shares NIS 0.02 par value:
Authorized – 5,000,000 as of December 31, 2010 and 2009; no issued and outstanding shares as of December 31, 2010 and 2009;
Ordinary shares of NIS 0.02 par value:
Authorized - 100,000,000 as of December 31, 2010 and 2009; Issued – 30,673,227 shares as of December 31, 2010 and 30,283,330 as of December 31, 2009; Outstanding – 30,634,227 shares as of December 31, 2010 and 30,244,330 shares as of December 31, 2009;	126	124
Additional paid-in capital	81,170	78,933
Accumulated other comprehensive income	228	82
Accumulated deficit	(27,393)	(36,438)
	54,131	42,701
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders’ equity	54,088	42,658

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$79,827	$66,449

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 75

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2010	2009	2008
Revenues (Note 14):
Software license	$25,825	$19,259	$19,819
Services	45,194	41,864	32,443
Total revenues	71,019	61,123	52,262

Cost of revenues:
Software license	2,299	1,980	1,933
Services	24,614	18,851	16,146
Total cost of revenues	26,913	20,831	18,079

Gross profit	44,106	40,292	34,183

Operating expenses:
Research and development	8,081	6,666	6,569
Less – participation by the Chief Scientist of the Government of Israel (Note 12a)	161	167	110
Research and development , net	7,920	6,499	6,459
Selling and marketing	19,213	16,240	16,002
General and administrative	6,747	6,423	5,446
Total operating expenses	33,880	29,162	27,907
Operating income	10,226	11,130	6,276
Interest income, net	189	380	149
Net income before taxes	10,415	11,510	6,425
Taxes on income (Tax benefit) (Note 15)	1,370	(1,004)	(1,686)
Net income	$9,045	$12,514	$8,111

Basic net earnings per share	$0.30	$0.43	$0.28
Diluted net earnings per share	$0.28	$0.40	$0.27
Shares used in computing basic net earnings per share	30,415,679	29,400,973	28,564,496
Shares used in computing diluted net earnings per share	32,037,399	31,137,238	29,503,217

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 76

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total
Balance as of December 31, 2007	28,510,345	$115	$73,803	$-	$(57,063)	$-	$(43)	$16,812
Employee options exercised	145,325	1	189	-	-	-	-	190
Stock-based compensation expense related to employees and consultants	-	-	779	-	-	-	-	779
Accumulated other comprehensive income (*)	-	-	-	-	-	194	-	194
Net Income	-	-	-	-	8,111	-	-	8,111
Balance as of December 31, 2008	28,655,670	$116	$74,771	$-	$(48,952)	$194	$(43)	$26,086
Employee options exercised	1,588,660	8	3,170	-	-	-	-	3,178
Stock-based compensation expense related to employees and consultants	-	-	992	-	-	-	-	992
Accumulated other comprehensive income (*)	-	-	-	-	-	(112)	-	(112)
Net Income	-	-	-	-	12,514	-	-	12,514
Balance as of December 31, 2009	30,244,330	$124	$78,933	$-	$(36,438)	$82	$(43)	$42,658
Employee options exercised	389,897	2	1,068	-	-	-	-	1,070
Stock-based compensation expense related to employees and consultants	-	-	1,169	-	-	-	-	1,169
Accumulated other comprehensive income (*)	-	-	-	-	-	146	-	146
Net Income	-	-	-	-	9,045	-	-	9,045

Balance as of December 31, 2010	30,634,227	$126	$81,170	$-	$(27,393)	$228	$(43)	$54,088

(*) Gain (loss) on derivatives designated for cash flow hedge and gain on marketable securities

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 77

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED DECEMBER 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$9,045	$12,514	$8,111

Adjustments to reconcile net income to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation	1,254	1,032	752
Stock-based compensation	1,169	992	779
Amortization of acquired intangible assets	796	366	-
Severance pay, net	334	(41)	180
Gain on marketable securities	(59)	(2)	-
Other	8	22	15

Changes in operating assets and liabilities:
Trade receivables	2,155	(8,585)	(942)
Deferred taxes	940	(1,220)	(1,940)
Other receivables	(669)	(1,021)	163
Accounts payable and accrued expenses	955	2,839	1,499
Deferred revenues	441	650	(79)
Net cash provided by operating activities	16,369	7,546	8,538

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment	(1,517)	(2,057)	(1,455)
Acquisition of intangible assets and goodwill	-	(5,679)	-
Decrease (Increase) in deposits	681	(3,492)	1,100
Investments in marketable securities	(8,451)	(2,425)	-
Proceeds from sales of marketable securities	2,003	1,095	-
Net cash used in investing activities	(7,284)	(12,558)	(355)

CASH FLOWS FROM FINANCING ACTIVITIES:

Employee options exercised	1,070	3,179	190
Net cash provided by financing activities	1,070	3,179	190

Increase (decrease) in cash and cash equivalents	10,155	(1,833)	8,373
Cash and cash equivalents at beginning of year	15,594	17,427	9,054
Cash and cash equivalents at end of year	$25,749	$15,594	$17,427

Supplemental cash flow information:
Cash paid for interest	$4	$7	$6

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 78

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AS OF DECEMBER 31, 2010 AND 2009 AND
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008)
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

The Company’s solutions are grouped into three main suites which together comprise its Service Optimization Suite:

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

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd, a wholly owned subsidiary of ClickSoftware, Inc.), in Japan (ClickSoftware Japan KK) and in India (ClickSoftware India Private Limited). The subsidiaries are primarily engaged in the sale and marketing of the Company’s products in North America, EMEA (Europe, Middle East and Africa but not including Israel) and the rest of the world. All significant material intercompany balances and transactions have been eliminated.

20-F ClickSoftware Technologies Ltd.	Page 79

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in ASC 830 (“Foreign Currency Matters”) .  All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

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

The Company complies with provisions of ASC 360, (“Property, Plant and Equipment”). ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

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

20-F ClickSoftware Technologies Ltd.	Page 80

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

Revenue recognition

The Company recognizes revenues in accordance with the  ASC 985-605 (“Software Revenue Recognition”).

In accordance with ASC 985-605, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable, collection of the license fees is considered probable and vendor-specific objective evidence (VSOE) of the fair value of undelivered elements exists.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35 (“Construction-Type and Production-Type Contracts”) using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, the Company estimates time to completion with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

20-F ClickSoftware Technologies Ltd.	Page 81

Basic and diluted net income per share

Basic and diluted net income per share are presented in conformity with ASC 260 ("Earnings per Share") for all years presented. Basic and diluted net income per share have been computed using the weighted-average number of ordinary shares outstanding during the year (see Note 13).

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of shares, excluded from the calculations of diluted net income per share, were 1,636,400, 1,500,824 and 3,502,509 for the years ended December 31, 2010, 2009 and 2008, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current accounts receivable, and accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

ASC 718 (“Compensation – Stock Compensation”) requires that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The principal awards issued under Company stock-based compensation plans, which are described in Note 13, “Stock-Based Compensation Plans” include stock options. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in the Company Consolidated Statement of Operations.
Income taxes

The Company accounts for income taxes, in accordance with the provisions of ASC 740 ("Income Taxes,") under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740 on January 1, 2007.

Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2010 presentation.

Recent accounting pronouncements

In January 2010, the FASB issued ASU No. 2010-06, (“Fair Value Measurements and Disclosures”), that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 82

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. all of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13 (“Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”) to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update  is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued (“Revenue Recognition-Milestone Method”) (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

On July 21, 2010, the FASB issued ASU 2010-20 (“Receivables”) (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users’ understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010.  The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 83

In December 2010, the FASB issued ASU 2010-28 (“Intangibles-Goodwill and Other”) (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The Company cannot estimate the impact of the adoption of this update on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 (“Business Combinations”) (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company cannot estimate the impact of the adoption of this update on the Company’s consolidated financial statements.

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

20-F ClickSoftware Technologies Ltd.	Page 84

Purchase price allocation:
	Useful life	At Date of Acquisition
Original amount:
Core technology	6 years	$550
Customer relationship	6 years	90
Goodwill	-	939
		$1,579

C.	In November 2009, the Company completed the acquisition of the assets of A.I. Point Ltd. (“AIPoint”) for approximately $1.5 million in order to strengthen the Company’s shift planning offering.

Purchase price allocation:
	Useful life	At Date of Acquisition
Original amount:
Core technology	3 years	$716
Customer relationship	4 years	443
Goodwill	-	327
		$1,486

NOTE 4 — SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	DECEMBER 31,
	2010	2009

Bank Deposits and money market funds (1)	$16,747	$17,520
Marketable securities (2)	7,839	1,332
	$24,586	$18,852

(1) The bank deposits and money market funds bear interest at an average annual rate of 1.5%.
(2) Government and corporate bonds provide a yield at an average annual rate of 0.9%.

NOTE 5 — TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A.         Trade receivables
	DECEMBER 31,
	2010	2009

Accounts receivables billed	$12,740	$14,306
Accounts receivables unbilled	2,617	2,605
Allowance for doubtful accounts (*)	(1,102)	(501)
Trade receivables, net	$14,255	$16,410

(*) The increase in allowance for doubtful accounts is mostly due to the bankruptcy of a customer.

B.         Allowance for doubtful accounts
	DECEMBER 31,
	2010	2009

Balance at beginning of year	$501	$352
Increase to allowance	601	149
Balance at year end	$1,102	$501

20-F ClickSoftware Technologies Ltd.	Page 85

NOTE 6 — OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2010	2009

Prepaid expenses	$2,091	$1,163
Government participation and other government receivables	248	341
Employees	53	184
Other	403	292
	$2,795	$1,980

Other receivables and prepaid expenses – Short term	$2,431	$1,980
Other receivables and prepaid expenses – Long term	364	-
	$2,795	$1,980

NOTE 7 — LONG-TERM DEPOSITS

	DECEMBER 31,
	2010	2009
Bank Deposits (see also Note 12B)	$620	$528
	$620	$528

 The bank deposits bear interest at an average annual rate of 1.2%.

NOTE 8 — ACCRUED SEVERANCE PAY, NET

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

Severance pay expenses amounted to $911, $527 and $739  for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 9 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Goodwill acquisitions:
	DECEMBER 31,
	2010	2009

Acquisition of Manchitra assets	$1,245	$1,245
Acquisition of AST assets	939	939
Acquisition of AIPoint assets	327	327
	$2,511	$2,511

B.	Identifiable intangible assets acquisitions:
	DECEMBER 31,
	2010	2009

Acquisition of Manchitra assets	$1,369	$1,369
Acquisition of AST assets	640	640
Acquisition of AIPoint assets	1,159	1,159
	$3,168	$3,168

20-F ClickSoftware Technologies Ltd.	Page 86

C.	Identifiable intangible assets, Net:

		DECEMBER 31,
	Useful life	2010	2009
Original amount:
Core technology	3-6 years	$1,507	$1,507
IPR&D	4 years	472	472
Customer relationship	3-6 years	1,062	1,062
Non-Compete	-	127	127
		$3,168	$3,168

Accumulated amortization:
Core technology	$520	$132
IPR&D	208	88
Customer relationship	436	146
Non-Compete	-	-
	$1,164	$366

Identifiable intangible assets, Net:
Core technology	$987	$1,375
IPR&D	264	384
Customer relationship	626	916
Non-Compete	127	127
	$2,004	$2,802

The estimated future amortization expense of other intangible assets as of December 31, 2010 is as follows:

2011	$782
2012	602
2013	291
2014 and thereafter	329
$2,004

D.	Goodwill and Other Intangible Assets impairment testing

The Company performs its annual impairment tests in the fourth quarter.  In the fourth quarter of 2010, as a result of the analysis, the Company determined that the fair value of each of the Company's reporting units supported its carrying amount.

NOTE 10 — PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2010	2009

Cost
Computers and office equipment	$5,740	$4,612
Leasehold improvements	1,520	1,354
Motor vehicles	-	59
	$7,260	$6,025
Accumulated Depreciation	3,876	2,898
Property and equipment, net	$3,384	$3,127

20-F ClickSoftware Technologies Ltd.	Page 87

NOTE 11 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2010	2009

Suppliers	$5,453	$4,675
Employee and related costs	5,449	5,407
Government commitment	1,557	1,422
Other	115	115
	$12,574	$11,619

NOTE 12 — COMMITMENTS AND CONTINGENCIES

A.
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

B.
The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2010, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2011 aggregated approximately $0.6 million. The letters of credit are secured by $0.6 million in deposits to cover any potential payments under the guarantees.

C.
The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India and Australia, for periods expiring in the years 2011 through 2014. Minimum future rental payments, as of December 31, 2010 are as follows:

2011	$2,102
2012	1,787
2013	1,639
2014	474
2015-2017	962
$6,964

Rent expense amounted to $1,728, $1,400 and $1,024 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company has  a lease for approximately 40,000 square feet of office space in Petach Tikva, Israel.  The Company  has a lease for office space in Burlington, Massachusetts for approximately  16,000 square feet.

D.
From time to time, the Company is involved in various routine legal proceedings incidental to the ordinary course of our business.  The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company’s business or consolidated financial condition.

NOTE 13 — SHAREHOLDERS' EQUITY

A.           Public Company

The Company’s shares are publicly traded on the Nasdaq Global Select Market.

B.           Share Capital

Share capital is comprised of issued and outstanding ordinary shares of NIS 0.02 par value.

20-F ClickSoftware Technologies Ltd.	Page 88

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

D.           Employee, Directors, and Consultant Option Plans

The Company adopted its umbrella option plan in 2000 (the “Plan”). Pursuant to the Plan the number of Ordinary Shares made available under it automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares, and (iii) an amount determined by the Company’s board of directors.
Under the Plan and it sub-plans, the Company granted 589,000, 489,500, and 731,000  at an average exercise price of  $6.11, $6.49  and  $2.49 for the years ended December 31, 2010, 2009 and 2008 respectively.

During the year ended December 31, 2008, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

During the year ended December 31, 2009, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 242,500 ordinary shares.

During the year ended December 31, 2010, the Company amended the Plan  to include the right to grant Restricted Share Units with respect to Ordinary Shares of the Company (“RSUs”) with an exercise price per share equal to the par value of each share underlying the RSU.  In the year ended December 31, 2010, the board of directors and shareholders at the annual meeting approved the grants of an aggregate of 48,000 RSUs to independent directors and a  grant of an option to the Company chairman to purchase 100,000 ordinary shares.

During 2003, the board of directors decided to increase the reserve for grants under the Plan , by 400,000 options effective January 1, 2004.

During 2005, the board of directors decided to increase the reserve for grants under the Plan, by 450,000 options effective January 1, 2006.

During 2006, the board of directors decided to increase the reserve for grants under the Plan, by 1,250,000 options effective January 1, 2007.

During 2007, the board of directors decided to increase the reserve for grants under the Plan, by 1,250,000 options effective January 1, 2008.

During 2008, the board of directors decided to increase the reserve for grants under the Plan, by 900,000 options effective January 1, 2009.

During 2009, the board of directors decided to decrease the reserve for grants under the Plan, by 352,731 options effective September 15, 2009.

Also during 2009, the board of directors decided to increase the reserve for grants under the Plan, by 800,000 options effective January 1, 2010.

During 2010, the board of directors decided to increase the reserve for grants under the Plan, by 800,000 options (and RSUs) effective January 1, 2011.

20-F ClickSoftware Technologies Ltd.	Page 89

A summary of the status of the Company's stock option plans as of December 31, 2010 and 2009 and changes during the years then ended are as follows:

	OPTIONS AND SHARES AVAILABLE FOR GRANT	OUTSTANDING OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE ($)	WEIGHTED- AVERAGE FAIR VALUE OF OPTION
Outstanding December 31, 2008	1,966,915	4,441,230	2.23
Increase in option pool, net	547,269	-	-
Granted	(489,500)	489,500	6.49	$3.93
Forfeited	104,981	(104,981)	3.49
Exercised	-	(1,588,660)	2.00
Outstanding December 31, 2009	2,129,665	3,237,089	2.94
Increase in option pool, net	800,000	-	-
Granted	(589,000)	589,000	6.11	$3.90
Forfeited	188,072	(188,072)	7.06
Exercised	-	(389,897)	2.65
Outstanding December 31, 2010	2,528,737	3,248,120	3.31

The following table summarizes information about options outstanding and exercisable as of December 31, 2010:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2010	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2010	WEIGHTED- AVERAGE EXERCISE PRICE
0.01	48,000	6.4	$0.01	-	-
0.25 – 0.26	100,917	1.8	$0.25	100,917	$0.25
1.21 – 2.00	1,312,379	3.3	$1.72	1,240,379	$1.70
2.04 – 3.51	763,140	4.1	$2.87	547,309	$2.88
4.25 – 4.45	199,100	4.0	$4.33	187,392	$4.33
5.16 – 6.77	360,584	5.8	$5.59	63,184	$5.22
7.06 – 8.12	464,000	6.0	$7.36	46,042	$8.12
	3,248,120			2,185,223

The amount of non-vested options as of December 31, 2010 and 2009 was 1,062,897, at a weighted average exercise price of $5.21, and 1,061,205 at a weighted average exercise price of $4.43, respectively.

E.	Stock-based compensation expenses

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	YEAR ENDED DECEMBER 31,
		(in thousands)
	2010	2009	2008

Cost of revenues	$170	$132	$115
Research and development expenses	145	120	108
Selling and marketing expenses	334	266	225
General and administrative expenses	520	474	331
Total	$1,169	$992	$779

Compensation cost related to share incentives is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718  in 2010 was $1,169, in 2009 was $992 and in 2008 was $779.

20-F ClickSoftware Technologies Ltd.	Page 90

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions: (1) expected life of 4.8 years (2009 – 5.1, 2008 – 4.8); (2) dividend yield of 0% (3) expected volatility of 66% (2009 – 70%, 2008 – 73% ) and (4) risk-free interest rate of 3.0% (2009 –3.4%, 2008 – 3.2%).

NOTE 14 — SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company’s revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2010	2009	2008
Revenue
North America	$28,681	$22,676	$18,617
EMEA	37,080	27,832	24,545
Israel	849	596	563
Asia Pacific	4,409	10,019	8,537
	$71,019	$61,123	$52,262

Major customers- as percentage of total sales:
	2010	2009	2008
	%	%	%

Customer A	12	(*)	(*)
Customer B	(*)	11	(*)
Customer C	(*)	(*)	18
       (*)  Less than 10%

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2010	2009
Property and Equipment, Net
North America	$444	$188
EMEA	497	488
Asia Pacific	264	282
Israel	2,179	2,169
	$3,384	$3,127

NOTE 15 –TAXES ON INCOME (TAX BENEFIT)

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

20-F ClickSoftware Technologies Ltd.	Page 91

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

The third investment plan (Third plan) benefit period has already expired.

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

Income not eligible for “Approved Enterprise” benefits mentioned above is taxed at a regular rate of 25% (26% in 2009).  On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 25% for 2010 and in subsequent tax years. This change does not have a material effect on the Company's financial statements.

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

To date, the Company has not had earnings attributable to Approved Enterprise programs.

20-F ClickSoftware Technologies Ltd.	Page 92

Recently, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies ( Requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15%  elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. The company does not expect the new law to have material ramifications on the tax payable in respect of its Israeli operations.

B.   Tax assessments

Final tax assessments in Israel have been received up to and including the 2006 tax year.

C.   Deferred taxes

Deferred tax assets consist of the following significant items:

	YEAR ENDED DECEMBER 31,
	2010	2009
	(in thousands)
Net operating loss carry forwards in Israel*	$1,597	$2,334
Net operating loss carry forwards of non-Israeli subsidiaries	6,739	7,471
R&D cost temporary differences	133	457
Other timing differences	1,702	1,163
Deferred tax asset	10,171	11,425
Valuation allowance	(7,951)	(8,265)
Long-term deferred tax asset, net of allowance	$2,220	$3,160

* Based on 24% tax rate for 2010 (25% for 2009)

Under ASC 740  (“Income Taxes”), deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax of $940 in 2010 and tax benefit of $1,220 in 2009.

As of December 31, 2010, net operating loss carryforwards in Israel amounted to approximately $6,700 approximately $19,200 attributable to the federal tax of the U.S. subsidiary, and approximately $3,500 attributable to the European subsidiaries. The tax loss carryforwards for Israel and the European companies have no expiration date. The tax loss carryforwards in the U.S. expire between 2012 and 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization.

20-F ClickSoftware Technologies Ltd.	Page 93

Israel and International components of income profit before taxes are:

	YEAR ENDED DECEMBER 31,
	2010	2009	2008

Israel	$7,049	$8,092	$5,268
International	3,366	3,418	1,157
	$10,415	$11,510	$6,425

D.   Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2010	2009
	(in thousands)
Net income before taxes	$10,415	$11,510

Average Statutory tax rates	26%	26%

Theoretical tax	2,708	2,982

Non-deductible expenses	(216)	743
Change in valuation allowance and deferred taxes	(915)	(5,005)
Other	(207)	276
	(1,338)	(3,986)

Actual tax expense (benefit)	$1,370	$(1,004)

20-F ClickSoftware Technologies Ltd.	Page 94

ITEM 19.                      EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Memorandum of Association reflecting amendments integrated into the text as amended and restated as of July 15, 2010 (English translation from the official, original version in Hebrew)
1.2	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 15, 2010
4.1 (1)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (2)	2000 Share Incentive Plan, as amended and restated as of July 15, 2010
4.3 (1)	2000 Employee Share Purchase Plan
4.4 (3)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz effective October 20, 2002
4.5 (4)	Amended Form of Indemnification Agreement
4.6 (2)	Management and Consulting Agreements for Moshe BenBassat effective as of January 1, 2010
4.7 (2)	2003 Israeli Share Incentive Plan, as amended and restated as of July 15, 2010
4.8 (5)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.9 (6)	Form of 2000 U.K. Share Scheme, as amended
4.10 (7)	Employment Agreement between ClickSoftware Technologies Ltd. and Hannan Carmeli effective March 15, 2005
4.11 (4)
Summary of Material Terms of the Lease Agreement (originally in Hebrew) effective as of  May 30, 2007 by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel

8.1(8)	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu

(1) Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 333-30274), as amended filed with the SEC on February 14, 2000.
(2) Incorporated by reference to the Registrant's Proxy Statement for its 2010 Annual Shareholders Meeting filed with the SEC on Form 6-K on June 2, 2010.
(3) Incorporated by reference to the Registrant’s annual report on Form 10-K filed with the SEC on March 24, 2003.
(4) Incorporated by reference to the Registrant’s annual report on Form 20-F filed with the SEC on April 16, 2008.
(5) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 22, 2004.
(6) Incorporated by reference to the Registrant's annual report on Form 20-F filed with the SEC on April 11, 2007.
(7) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the SEC on March 17, 2005.
(8) Incorporated by reference to the Registrant’s  annual report on Form 20-F filed with the SEC on April 9, 2010.

20-F ClickSoftware Technologies Ltd.	Page 95

SIGNATURES

ClickSoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date:	March 29, 2011

20-F ClickSoftware Technologies Ltd.	Page 96