Form 20-F
period 2011-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2012-03-28
CIK 1105841

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

31,368,888 Ordinary Shares, par value NIS 0.02 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

☐Large Accelerated Filer ☒ Accelerated Filer ☐Non-Accelerated Filer

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☒ No

20-F ClickSoftware Technologies Ltd.	Page 2

INTRODUCTION

Unless otherwise indicated, all references to the "Company," "we," "our" and "ClickSoftware" refer to ClickSoftware Technologies Ltd. and its subsidiaries. References to "U.S. dollars" and "$" are to the lawful currency of the United States of America, and references to "NIS" are to new Israeli shekels. References to "Ordinary Shares" are to our Ordinary Shares, par value of NIS 0.02 per share.

We do not endorse or adopt any third-party research or forecast firms’ statements or reports referred to in this annual report and assume no responsibility for the contents or opinions represented in such statements or reports, nor for the updating of any information contained therein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, future changes in our expenses and investments, trend information, sufficiency of our office space, visibility into future periods, expected growth and expected rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues, exploration of acquisitions, revenue trends, collection of accounts receivable and deferred revenues. In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – "Risk Factors" and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

20-F ClickSoftware Technologies Ltd.	Page 3

PART ONE

Item 1.	Identity of directors, senior management and advisers

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2009, 2010 and 2011 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007 and 2008 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – "Operating and Financial Review and Prospects" - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2011	2010	2009	2008	2007
Revenues	$87,087	$71,019	$61,123	$52,262	$40,019
Cost of revenues	31,696	26,913	20,831	18,079	15,295
Gross profit	55,391	44,106	40,292	34,183	24,724
Research and Development, net	9,019	7,920	6,499	6,459	5,767
Selling and Marketing	23,382	19,213	16,240	16,002	13,203
General and Administrative	7,386	6,747	6,423	5,446	4,399
Impairment of goodwill	939	-	-	-	-
Total operating expenses	40,726	33,880	29,162	27,907	23,369
Operating income	14,665	10,226	11,130	6,276	1,355
Other income	-	-	-	-	404
Interest income, net	7	189	380	149	899
Net income before taxes	14,672	10,415	11,510	6,425	2,658
Taxes on income (Tax benefit)	2,462	1,370	(1,004)	(1,686)	50
Net income	$12,210	$9,045	$12,514	$8,111	$2,608
Basic net income per share	$0.39	$0.30	$0.43	$0.28	$0.09
Diluted net income per share	$0.38	$0.28	$0.40	$0.27	$0.09
Dividend declared per share	$0.32	-	-	-	-
Shares used in computing basic net income per share	31,014,373	30,415,679	29,400,973	28,564,496	28,254,926
Shares used in computing diluted net income per share	32,226,883	32,037,399	31,137,238	29,503,217	29,794,261

20-F ClickSoftware Technologies Ltd.	Page 4

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2011	2010	2009	2008	2007
Working capital	$54,726	$48,710	$37,666	$27,898	$18,947
Total assets	90,632	79,827	66,449	46,162	35,233
Long-term liabilities	5,855	5,208	5,461	5,854	5,337
Shareholders' equity	$59,104	$54,088	$42,658	$26,086	$16,812
Number of shares outstanding	31,368,888	30,634,227	30,244,330	28,655,670	28,510,345

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

The market for our products is competitive and rapidly changing. Competition may increase in the future as current competitors expand their product offerings and new companies attempt to enter the market. In addition, smaller competitors have been acquired by large organizations with broader product offerings. The industries where we are active have witnessed a substantial amount of merger and acquisition activity over the past few years and this trend of industry consolidation will likely continue, particularly as larger, better capitalized companies seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

Competitors vary in size and in the scope and breadth of the products and services they offer. Some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for workforce management and optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to enter and compete in our market. In particular, since our contracts with resellers generally do not include non-competition provisions, it may be easier for these partners to compete with us in the future. We also now offer mobility and shift-planning solutions for which competition may be more intense than our traditional offerings. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully with existing or future competitors. If we fail to compete successfully against current and future competitors, our business, financial condition and results of operations would be materially and adversely affected.

20-F ClickSoftware Technologies Ltd.	Page 5

The market may not accept our products and services.

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end optimization suite of products, or our Service Optimization Suite, which includes ClickSchedule, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate, ClickIMRS and ClickContact. Our packaging includes three distinct entry points for a customer organization: a Field Service Suite, a Mobility Suite and a Roster Suite. We also offer our Service Optimization Suite under a Cloud-based model. We continually aim to improve and enhance our products and services to meet market requirements. We have commenced multiple initiatives aimed at gaining market share and capitalizing on market opportunities. We have invested in labor, consultancy and management attention to promote initiatives such as mobility, Cloud services and shift planning. Our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

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

Although we recorded a profit for each of the fiscal years 2006 through 2011, we may not generate sufficient revenues to maintain the same level of profitability in the future. For instance, in 2010 our profitability dropped relative to our profitability in 2009. To maintain or increase profitability, we must increase our revenues while controlling our expenses. We expect to continue to incur significant sales and marketing and research and development expenses. In 2012 we plan to hire additional research and development, marketing and sales employees in order to realize potential opportunities in our markets. Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain the same level of profitability, which we may not accomplish.

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

Depending on the nature and specific needs of a customer, the implementation of our products typically takes six to twelve months. During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including a customer's budgetary constraints and internal acceptance reviews, the success and continued internal support of a customer's own development efforts, the nature, size and specific needs of a customer, the possibility that a customer cancels an order and the level and quality of service provided by third-party implementation and professional services partners. Long implementation cycles may delay the recognition of revenue as some of our customers engage us to perform system implementation services, which can defer revenue recognition for the related software license revenue. In addition, when we experience long implementation cycles, we may incur costs at a higher level than anticipated, which may reduce the anticipated profitability of a given implementation. Because our implementation cycle depends on factors outside of our control, we may experience delays or other complications with our implementation timeline that may materially and adversely affect our business, financial condition and results of operations.

If we fail to expand our relationships with third parties that provide implementation and professional services to our customers, we may be unable to increase our revenues.

In order for us to focus more effectively on our core business of developing and licensing software solutions, we must continue to establish relationships with third parties that provide implementation and professional services to our customers. Third-party implementation and professional services firms can be influential in the choice of optimization applications by new customers. These third parties are under no obligation to recommend or support our products; they could recommend or give higher priority to the products of other companies or to their own products. If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues, which would materially and adversely affect our business, financial condition and results of operations.

20-F ClickSoftware Technologies Ltd.	Page 7

Even if we establish relationships with these third party implementation and professional services firms, we may be unable to attract sufficient focus and resources from them to meet all of our customers' needs as a result of the limited resources and capacities of many third-party providers. If sufficient resources are unavailable, we could be required to provide these services internally, which could limit our ability to meet other demands. We cannot control the level and quality of service provided by these partners.

Our revenues depend on a small number of products, and in particular ClickSchedule and our results may be vulnerable to unexpected shifts in demand.

ClickSchedule accounted for the majority of our license revenues in each of 2011, 2010 and 2009 and we expect that this will be the case in future periods. Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues. A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

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

Our risk from exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk.

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. In 2011 and 2010 (but not in 2009), our operating expenses increased in part due to exchange rate fluctuations and weakness in the U.S. dollar compared to other currencies that significantly increased the cost of our European and Israel-based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase. In 2011, 65% of our expenses and 53% of our revenues were incurred in non-U.S. dollar currencies. We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2011, 40% of our expenses were incurred in NIS. Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash, as well as marketable securities. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that as of March 2012, up to $5 million of our total cash and investments may be invested in companies that have a policy to regularly distribute dividends or in Exchange Traded Funds, or ETFs, of a similar nature. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements as of December 31, 2011. However, nearly all of our cash and marketable securities are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or similar governmental deposit insurance outside the United States. Therefore, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the recent volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

20-F ClickSoftware Technologies Ltd.	Page 8

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

Customers that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also typically assists with the installation and implementation of our customers' software systems. Future growth in licenses of our software will depend, in part, on our ability to continue providing customers with these services. To the extent that we receive several large orders simultaneously or in close proximity to one another, we could place added strain on our existing personnel. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. If we are unable to maintain and expand our professional services organization, our ability to support our service business would be limited.

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

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. For example, we made several acquisitions in 2009. Mergers with or acquisitions of companies, products or technologies involve a number of risks, including:

•	the diversion of management time and resources;
•	the difficulty of assimilating the operations and personnel of the merged or acquired companies;
•	the possibility the business cultures will not be compatible;
•	the difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to integration of the acquired companies;
•	difficulties in implementing and maintaining uniform standards, controls and policies;
•	the impairment of relationships with employees and customers as a result of any integration of new personnel;
•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;
•	potential unknown liabilities associated with acquired businesses;
•	expending significant cash;
•	incurring substantial debt;
•	dilution of current shareholders' percentage ownership (if equity securities are issued as consideration);
•	assumption of contingent liabilities; and
•	impairment of goodwill and other assets acquired.

20-F ClickSoftware Technologies Ltd.	Page 9

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

Our market is characterized by rapid technological change, dynamic customer needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and customer requirements, or if our product development or introduction is delayed, our business will suffer. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. The actual or anticipated introduction of new products has resulted, and will continue to result, in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. For example, new vendors have emerged that offer hosted and Cloud-based solutions which are easier to implement and for which the up-front investment by the customer is lower. These offerings are consistent with the global trend in the software industry towards SaaS applications. In the mobility sector, technological changes with regard to platforms and operating systems with which we integrate are typically rapid. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and continue to make substantial product development investments. We have previously experienced delays in introducing new products and features, and we may experience delays in the future that could impair our revenue and operating results. Our business, financial condition and results of operations will be materially and adversely affected if we fail to respond to our rapidly changing market by enhancing our product functionality to meet our customers' needs.

Global economic conditions may adversely affect our business.

Our operations and performance depend on worldwide economic conditions and their impact on levels of business spending, which have deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future. This may adversely affect the budgeting and purchasing behavior of our customers and our partners' customers, which could adversely affect our product sales.

Continuing uncertainties in the macroeconomic conditions may adversely affect the ability of our customers, suppliers and channel partners (e.g., distributors and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. For example, in 2011, we encountered a slowdown in the EMEA region. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2011, our five largest customers together accounted for approximately 37% of our revenues. If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand. We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

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

20-F ClickSoftware Technologies Ltd.	Page 10

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

Security breaches could expose us to liability and our reputation and business could suffer.

We retain sensitive data, including intellectual property, books of record and personally identifiable information, on our networks. It is critical to our business strategy that our infrastructure and other infrastructure we use to host our solutions remain secure and are perceived by customers and partners to be secure. Despite our security measures, our infrastructure and third party infrastructure we use to host our solutions may be vulnerable to attacks by hackers or other disruptive problems. Our Cloud-based offering may create additional vulnerabilities due to the inherent risks of doing business on the internet. Any such security breach may compromise information stored on our networks. Such an occurrence could negatively affect our reputation as a trusted provider of solutions and hosting such solutions by adversely affecting the market's perception of the security or reliability of our products or services.

Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited.

Our success and ability to compete substantially depend upon our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements. These legal protections are limited. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products and technology is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. The steps we have taken may not prevent infringement or misappropriation of our intellectual property rights.

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

Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;
•	divert management's attention and resources;

20-F ClickSoftware Technologies Ltd.	Page 11

•	cause product shipment and installation delays; or
•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component, which may not be available on commercially reasonable terms, if at all.

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

We derive a substantial portion of our revenues from international sales and we maintain significant portions of our operations outside the United States. We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful. Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia and India, and our executive officers and other key employees are dispersed throughout the world. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors. In addition, our international operations are generally subject to a number of risks, including but not limited to:

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;
•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	difficulties in complying with a variety of foreign laws and legal standards;
•	potentially adverse tax consequences;
•	differing labor standards;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

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

20-F ClickSoftware Technologies Ltd.	Page 12

Our Chief Executive Officer serves as Chairman of the Board and owns a significant percentage of our Ordinary Shares and therefore could significantly influence the outcome of actions.

As of March 20, 2012, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat, beneficially owned approximately 6.9% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase of our Ordinary Shares. Dr. BenBassat's wife, Idit BenBassat, owned approximately 5.1% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership). Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company. These actions may be taken even if our other investors oppose them. The influence of our Chief Executive Officer could adversely affect our stock price.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company", or PFIC for United States federal income tax purposes. As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences. Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of our shares. If we were to be treated as a PFIC, our shareholders will be required, absent certain elections, to pay an interest charge together with tax calculated at the then prevailing highest tax rates on ordinary income on certain "excess distributions" including any gain on the sale of Ordinary Shares. The consequences of holding shares in a PFIC are described below under "Additional Information – United States Federal Income Tax Consequences – Passive Foreign Investment Companies." Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our Ordinary Shares.

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

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel. Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Recent political unrest in the Middle East has intensified and may also impact the relationship between Israel and other countries in the area, including Egypt and Syria. In addition, there have been increased tensions with Iran in recent months based upon reports regarding the efforts of Iran to develop a military nuclear capability.

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

We have taken measures to put in place a Business Continuity Plan (BCP) addressing foreseen scenarios. However these scenarios do not include the whole range of possibilities and combinations of circumstances.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

For the year ended December 31, 2011, our effective tax rate was 17%. There can be no assurance that our effective tax rate will not change over time as a result of changes in corporate income tax rates in the various countries we operate and the relative taxable income in each country. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some programs may be discontinued;
•	we may be unable to meet the requirements for continuing to qualify for some programs;
•	these programs and tax benefits may be unavailable at their current levels;
•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or
•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Additional details are provided in "Item 5 – Operating and Financial Review and Prospects" under the caption "Taxes on income", in "Item 10 – Additional Information" under the caption "Israeli taxation, foreign exchange regulation and investment programs" and in Note 14 to our consolidated financial statements.

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

20-F ClickSoftware Technologies Ltd.	Page 14

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

Until 2010, we accepted grants from the Chief Scientist that helped us finance a portion of our research and development expenditures in Israel. In 2010 and 2009, 2% and 3%, respectively, of our research and development expenses were financed with grants from the Chief Scientist. Although we do not rely on financing provided by the Chief Scientist and we have fully repaid our royalty commitments to the Chief Scientist, we must continue to satisfy the conditions of the grants. For example, if we fail to comply with the representations and covenants we made to the Chief Scientist concerning our research and development activities in Israel, we could be required to refund the amount of the benefits we have received, adjusted for interest, inflation and penalties.

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

20-F ClickSoftware Technologies Ltd.	Page 15

Item 4.	Information on the company

4.A.	History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Companies Law. From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems. Thereafter, we transformed our business model to provide workforce management and optimization products and solutions. We have been listed for trading on the Nasdaq stock market since June 22, 2000. Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com, which is not a part of this annual report. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 400, Burlington, Massachusetts.

Our capital expenditures for 2011, 2010, and 2009 amounted to $2.0 million, $1.5 million, and $2.1 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements. In 2009 and 2008, we invested an aggregate of $1.3 million in new office space located in Israel. We moved into these offices in March 2009. Our current capital expenditures are also primarily for hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4.B.	Business overview

Who We Are

We are a leading provider of software products and solutions for workforce management and optimization both for mobile and in-house resources. We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from Cloud-based solutions. Our products for resource optimization are aimed at the service sector, where the primary resources are people (e.g., service technicians), unlike the manufacturing sector, where the primary resources are machines and raw materials. In addition, the customer receiving service is typically part of the service process, having to stay home for the service. Thus time utilization is critical for both the service resource and the customer, with the service provider seeking to avoid the well-known scenario of a customer waiting at home for the service resource to arrive, while also maximizing the utilization of his workforce.

Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to manage their service operations more efficiently in a scalable, integrated manner. Our products for daily management are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed, including generating the appointment time for a customer, assigning the job to the appropriate technician, designing the optimal route for the technician to minimize travel, and monitoring progress. Mobility solutions on smartphones, tablets and laptops are also part of our offering aimed at on-going real time optimization of customer response and at increasing the productivity of technicians, supervisors, managers and executives. Our solutions have become the backbone of service operations management in many large scale leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When (W-6).

Last year we embarked on a new initiative focused on enterprise mobility that, we believe, will serve a major growth engine for our company. With the proliferation of new tablets and smartphones for consumer usage, businesses are looking for ways to leverage these new devices and technologies in their businesses. The market for enterprise mobility is expanding with the explosive growth in consumer-related mobile applications, or apps. With years of experience in developing and deploying business mobility solutions, we believe that we have the right platform at the right time to take full advantage of these opportunities. In 2011, our Mobility products won seven categories in the eighth annual Mobile Star Awards™ program, hosted by mobile technology news portal MobileVillage.com. We also received the SAP Pinnacle Award for Software Innovation.

The enterprise mobility initiative is based on our ClickAppStore which includes numerous ready-to-use mobile business apps, as well as a unique integrated development environment (IDE) in which IT professionals can assemble business apps into end-user solutions using primarily no-coding ‘drag and drop’ visual wizards. As more companies move to build their own application stores for smartphones and tablets, we believe that we have one of the best platforms for enabling IT professionals to develop their own application store with minimal time to market per app, and with considerably lower technical skills requirements.

20-F ClickSoftware Technologies Ltd.	Page 16

By offering scaled down versions of our products, or specially developed versions for medium and small businesses, or SMB, we now address the needs of service sector companies of all sizes - from companies with 50,000 employees to companies with five employees. Recognizing that many large service companies today outsource or utilize external contractors, we offer capabilities in our products to support such operations under a variety of arrangements between our client and its contractors.

While other service management applications, such as Customer Relationship Management (CRM), Enterprise Asset Management (EAM), or Outage Management Systems (OMS), produce work orders to be executed, our products for Workforce Management and Service Optimization (WFM & SO) focus on the fulfillment/delivery of these work orders in a cost-effective manner. In a way our WFM & SO is the flip side of CRM, EAM and OMS. All of these combined may also be categorized as an Asset Performance Optimization (APO) offering.

Value to Our Clients

Our products are designed to markedly improve the customer experience in today's intense and demanding service world. Our goal is to eliminate the so called "service guy syndrome" – a situation we are all too familiar with of waiting at home endlessly for the service technician to arrive. In addition to improving customer service, which by itself has substantial impact on business success and market share, our products enable our clients to improve productivity by reducing travel time, reducing overtime, increasing on-site efficiency and minimizing overall time waste. The value delivered by our products is quantifiable and can be measured by business metrics that directly impact the financial results of our clients. These metrics include, for instance, impact on revenues derived from improvements in productivity as measured by an increase in the number of jobs delivered, or impact on operating profit. With our products, our clients can scale up their revenues and profits faster than the scale up needed in their cost of operation in order to achieve their business growth.

Internal and External Interoperability

Our products operate on the same software architecture with extensive interoperability within our own products, as well as with external products. In 2009 we released Version 8 of our products which is based on Service Oriented Architecture (SOA), an architecture which, we believe, is the standard in the software industry. This architecture enables interoperability via web services and greatly facilitates integration with the outside world. The ease with which our products can be integrated with leading CRM, Enterprise Resource Planning, or ERP, and EAM solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions.

Methodically Expanding the Industry Verticals We Address

Over the years we have been methodically expanding, and continue to expand, the industry verticals we address. Historically our focus was on mobile workforce for field service operations, including utility (electricity, gas and water) companies, telecommunication, computer and office equipment, medical equipment, and the like. A typical scenario would be optimal resource and time slot allocation for a stream of incoming service calls to install, repair or service customer or infra-structure equipment. Over the years, this group expanded to include insurance agents, home health care and, more recently, oil and gas companies. With the introduction of enhanced shift scheduling (rostering) products in 2009, we expanded to cover industry verticals that operate a shift-based workforce - 24x7 or more than one shift. These verticals include both field service operations such as public security operations such as police, fire and first-aid forces, airport security and transportation, and in-house service operations such as health care and hospitals, prisons contact centers, retail stores, and more. A typical scenario involves the assignment of people to shifts in such a way that estimated customer demand for service is optimally covered, employee desires are respected, and cost is minimized.

20-F ClickSoftware Technologies Ltd.	Page 17

Markets and Product Offerings

Task-based versus Shift-based Service Operations

Service operations can also be classified into field service operations - operations where the service is delivered at the customer location - and in-house operations - where the customer comes to the service provider to receive service, or receives the service by phone, e.g. hospitals, retail, or airports. In field service operations, the basic time units in daily management are job duration at customer sites and travel time from customer to customer, or task-based scheduling. On the other hand, in many in-house service operations the basic time units for daily management are shifts, e.g. 7AM to 3PM, 3PM to 11PM, etc., and the challenge for these operations is shift-based scheduling. Many service operations requires both shift scheduling as well as intra-shift task-based scheduling, such as position switching of airport security agents, or agents in contact centers within a given shift, or accompanying prisoners to the court house. One of our unique differentiators is the ability to address within one set of integrated products a wide range of field service and in-house service scenarios - from operations with relatively low changes during the day to companies with high rates of dynamic changes requiring real time workforce optimization. We believe that this unique differentiator increases our win rate for new clients in certain industries. By adding shift optimization solutions to our offerings we increased considerably the size of our addressable market by expanding into in-house service operations, or other shift-based operations such as public safety forces and transportation.

Service Chain Optimization: From Daily Management to Tactical and Strategic Decision Making

The decision-making support which our products offer does not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been determined down to the names of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. In the period just before the day of service individuals are assigned to shifts for the coming weeks in a way that their quantity and skill mix can cover the estimated demand for each hour of the day/week. In the months prior to staffing the shifts for a given week, the user can first ensure that an adequate capacity of people mix by skill and geographies will be available for selection from the personnel available for the shifts, e.g., approving vacation requests, training assignments and delegation to sub-contractors. Hiring options at this stage are fairly limited. This stage is for "master" planning, also known as tactical resource planning.

Several months prior to the day of service, capacity planning takes place. This phase involves determining the size and the skill mix in each territory as a function of the company's strategic plan and forecasted demand for customer service. For example, a company may wish to expand or shrink its business lines or territories or introduce new products. At this stage, sufficient time is available for hiring and training new employees or relocating or re-training existing employees. For each of these decision-making stages, a key input is demand forecasting by job type and territories with the time accuracy required for that stage.

This concept of continuous optimization over the decision making time horizon is known as "service chain optimization," an idea pioneered by us in the 1990's and for which we have been issued a U.S. patent (see "Intellectual Property" below).

Our products cover the needs of companies across the entire service decision making chain. This holistic approach streamlines operations across all levels and functions in the organization from executives to forecasters and planners all the way to regional service mangers, dispatchers and individual resources, e.g. technicians. We leverage recent technology developments in devices (e.g., tablets, smartphones) as well as delivery models (e.g., on-premise, hosted). By incorporating these into our offerings, we provide the latest and most advanced work force management solutions to our clients, and the best possible customer experience to their customers.

Mobility Technology Enabling the Real Time Service Enterprise

A service operation is ultimately measured by its performance at the day of service. A typical day in a field service operation starts with the morning schedule that contains the assignments for all the known work orders of the day. As the day develops, emergencies may arise, cancellations may occur, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges and an effective workforce management solution must minimize the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. Integrating real-time updates from the technician's mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

20-F ClickSoftware Technologies Ltd.	Page 18

The wide acceptance of mobile devices, including smartphones and tablets offer unique opportunities to continually optimize service delivery execution. We believe that handheld data communication devices and GPS location reports can be used far beyond their traditional role of data transmission to and from the field. These tools can be used for real-time decision-making in order to increase productivity and customer responsiveness. For instance, our products and solutions enable a concept known as "drip feed" management by which, initially, every technician receives only the first two tasks of the day. Upon completing the first task, the technician confirms task completion and a new task is assigned. This technique contributes to improved priority management, travel minimization and customer responsiveness. Similarly, with a GPS reporting system, the dispatcher need not ask technicians where they are located since he or she knows at all times where every technician is located, generating additional efficiencies by improved customer-technician assignments. We also provide applications via mobile devices that support specific business process flows that enables the technician to manage business process including connectivity to back office systems like ERP and CRM.

Our solutions constantly monitor the incoming list of new tasks at all levels of frequency in full synchronization with the delivery status of the existing tasks and the availability of technicians and spare parts in order to maximize productivity and output while complying with promised delivery dates and other business rules.

ClickAppStore and Enterprise Mobility

With the proliferation of smartphones and tablets for consumer use, business people are naturally looking for ways to use them for business needs. According to VDC Research, smartphone adoption in the enterprise market (both personal and corporate) will have reached 162 million units by the end of 2011 – and by 2014, the research firm predicts, the market for enterprise mobility solutions for field service applications will grow at an average annual rate of eleven percent.

Types of mobile users and advantages: There are two types of mobile business users, an office worker who is occasionally in the field, and a mobile worker who spends all his working time in the field. Examples of the mobile worker are: utility and telecommunication engineers - for both consumer work as well as infrastructure work, oil and gas employees, technicians for office, high tech or medical equipment, insurance claim adjustors, home healthcare providers, field door to door sales agents, pharmaceutical agents, and the like. While the advantages for the occasional user are moderate, there are tremendous benefits for the field mobile worker in terms of productivity gains and customer satisfaction. The mobile field user's attention, e.g., cable technician, or insurance agent, is focused on the mobile device for only short time slots as most of their time is devoted to interacting with people, servicing equipment, driving, or other tasks involved in getting the job done. Thus it is critical to have streamlined user interfaces that require minimal typing and easily handle all back-office communication. Without these prerequisites, users will resort to paper-work and voice communication despite all their limitations, e.g., time consumption and errors.

Uniqueness of business mobile apps: The main difference between consumer mobile apps and business mobile apps is in the type of need they answer for the user of the mobile device. Consumer mobile apps are designed for the single user, typically are not interoperable and do not easily connect to enterprise or back-end systems. They are not geared for the tight security requirements of business systems. Additionally, business people often need to use multiple apps to carry out their business role, where the output of one app serves as the input for another app, and apps are assumed to be aware of common data. The need for streamlined workflow is critical for the business mobile apps. The benefits of these apps, specifically those designed for the enterprise, are that they work together and provide an end-to-end connection between the mobile device and the back-office enterprise IT systems. In addition to simplifying everyday processes and improving productivity, business apps provide the potential to significantly increase customer satisfaction by introducing processes that automate response or notifications to the customer.

The ClickAppStore is a virtual store implemented through an application website that contains a wide variety of business-oriented “ClickApps”. The ClickApps address a range of common business scenarios/processes for different industries, including upselling, employee collaboration, timesheet management, employee safety and travel navigation.

20-F ClickSoftware Technologies Ltd.	Page 19

Using an integrated development environment called “Mobility Studio,” discrete apps can be combined to form composite apps for complete end to end work flows and solutions. A significant portion of this process is accomplished via “drag & drop” operations with minimal coding and without having to upgrade the existing underlying infrastructure. Our ClickAppStore uses our W6++ Platform to keep track and maintain context across multiple mobile apps, in order to make these workflows seamless and friendly.

Suites, Products and Services

Our solutions are designed to deliver improvements in:

•	workforce productivity;
•	responsiveness to customers;
•	customer service experience;
•	profitability of the service operation; and
•	reduction in missed customer commitments.

Each of our services engagements follows a structured implementation methodology which has proven successful in hundreds of customer implementations. This methodology includes the following phases: planning, requirements gathering, design, delivery, training, testing, go-live and transition to worldwide support organization. Each phase requires the cooperation of and contributions from the customer in order to ensure a successful delivery. When we start working with a new client, we do not start with a blank slate, ask the users what they need, write down the answers, and return months later with an implemented version, only to learn that certain points were missing or misunderstood. To deliver what the users really want, we have developed a set of "starter kits" and automatic adaptation processes that together deliver ready-to-go "close-enough" solutions. We work with the users on real-life scenarios on a working solution, and the users only need to point out what they like and what they want to change, leading to a much faster and more reliable process of delivering a usable solution. We call this methodology "WISIK", or "When I See (it) I’ll Know (it)". Users are much better at adapting on a working system than they are at designing a system from scratch.

Suites

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

ClickMobile and Mobility Suite covers the needs of the mobile individual and back-office staff for field data communication, such as sending jobs from the back office to the person's hand-held device, and the person's ability to accept/decline the job, report on progress and job completion, as well as up-selling by a repair technician, capturing customers' signatures, or sending the person's own time sheet to the back office. Geography support, such as travel guidance and information about underground equipment are also covered. Together with the Field Service Daily Suite, the Mobility Suite offers a complete solution for the real time service enterprise, another concept which we have pioneered.

Products

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2011, 2010 and 2009.

20-F ClickSoftware Technologies Ltd.	Page 20

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

Additionally, we offer variations of our products for certain vertical markets, including:

Mid-Market Package - Installation, Maintenance and Repair Services (ClickIMRS) is a pre-configured package that has been tailored to the needs of small and mid-sized companies. ClickIMRS encompasses order management, optimized scheduling and operational reports and is based on our Service Optimization Suite and best practices that we have gained from our extensive experience with small and medium-sized customers in the home appliance, computer and office equipment, industrial equipment and other industries. ClickIMRS features pre-configured scheduling and reporting that reduces the expense, time and effort typically required to custom-design and program schedules and reports. In addition, the ready-to-use reports provide insight into service operations and streamline decision-making on the part of both service management and dispatchers.

ClickSoftware Cloud Services

ClickSoftware Cloud Services currently include two web-based offerings of our complete Service Optimization Suite. ClickSoftware Cloud Services enable the customer to enjoy our full product offering with low total cost of ownership, shorter deployment period, minimal up-front investment, scalability and single sign-on from any location.

ClickCloud offers medium and large market enterprise customers an alternative to on-premises deployment of the Service Optimization Suite. ClickCloud also enables a hybrid IT model, which is a solution comprised of a mix of Cloud and on-premises deployment. Using ClickCloud customers can choose to control their maintenance and upgrade schedule, as well as the add-ons that they use to enhance their individual solution.

20-F ClickSoftware Technologies Ltd.	Page 21

ClickExpress offers the SMB customers the ability to be up and running within a relatively short period of time, with the latest version of our products. ClickExpress provides the key capabilities required by a service organization including work order management, automated scheduling, mobile dispatching and reporting from the field using our advanced device agnostic mobility solution and a full range of analytics and reporting tools.

Principal Markets

Traditionally, we have focused on the large enterprise market. We have over 200 enterprise customers and dozens of smaller customers. Our workforce management and optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, home services and transportation. In recent years, we have seen strong demand in the utility and telecommunication markets, which have benefited from strong market demand for their products and services as well as deregulation and modernization trends.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2011, our five largest customers together accounted for approximately 37% of our revenues. See Item 3.D – Risk factors "If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected."

With the introduction of additional products and services as described above we expanded our addressable market in a significant way as well as addressing new markets, as follows:

(a)	The Mobility Suite enables us to penetrate field service by providing applications via mobile devices that support specific business process. See “ClickMobile and Mobility Suite” above.
(b)	ClickSoftware Cloud Services enable the customer to enjoy our full product offering with low total cost of ownership, shorter deployment period, minimal up-front investment, scalability and single sign-on from any location. See “ClickSoftware Cloud Services” above.

The above offerings join our traditional workforce management and optimization products for our markets. We remain focused on the service sector, and intend to capitalize on the positive synergies between our offerings to create force multipliers. For example, most enterprise field operations require a mobility solution. Thus a client for the Field Service Daily Suite is also a candidate for the Mobility Suite and vice versa. Many enterprise field operations employ small contractors that can use the SMB or Cloud solutions, and via integration of the two a win-win situation is created to streamline the interaction between a service provider and its contractors. Finally, many in-house service operations that face intra-day scheduling challenges can also use our classic scheduling products.

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

We typically focus our direct sales and marketing efforts on the customer's executive officers, including the vice president of customer service, the chief information officer, the chief financial officer and other senior executives responsible for improving customer service at our customers' organization. To effectively promote product awareness, we engage in marketing activities in a wide variety of areas, including public relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, newsletters and advertising creation and placement, direct mailings and trade shows.

20-F ClickSoftware Technologies Ltd.	Page 22

In 2008, we entered into a global reseller agreement with SAP AG, pursuant to which SAP resells certain of our products. We also provide second-level support to SAP in connection with our products. Our products are included on SAP's global pricelist in specified bundles, and sold under the standard SAP end-user license agreement and global support commitments. We believe that our alliance with SAP increases our presence in our existing markets and assists with introducing our products into new markets. In 2010, we entered into an OEM agreement with Sybase, Inc., or Sybase, under the terms of which we resell Sybase's mobility platform. We believe that the OEM agreement with Sybase further strengthens our relationship with SAP and our overall ClickMobile product offering. In 2011, we entered into a global solution partner agreement with Infor Global Solutions Limited, or Infor. Our initial focus of the Infor alliance will be the EAM market.

Our business development organization supports joint sales and marketing activities with our business partners. Our business relationships with large ERP, CRM and EAM enterprise software vendors enable us to use our partners' market presence and sales channels to create significant additional revenue opportunities. Our strategy is based on entering into reseller relationships with the leading enterprise software vendors. This strategy is further enhanced through our offering of adaptors that enable rapid integration and implementation of our products into other major ERP, CRM and EAM systems such as SAP ERP and CRM, and Infor EAM and ERP.

We also market our products through the systems integrator community, or SIs, including companies such as Accenture, IBM and Cap Gemini. These relationships complement our enterprise software reseller agreements and extend our presence and brand name in new and existing markets. These SIs provide various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in jointly developing industry-specific solutions, training and certifying the partner's professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies.

Our Indirect Sales Team also maintains a Channel Partner Program to complement the efforts of our existing reseller programs and to highlight the benefits of our ClickIMRS product offering to small to medium sized customers. The Channel Partner Program aims to improve our partners' business practices, increase their opportunity landscape and expand their footprint in the mobility and workforce management and optimization arena. The Channel Partner Program provides a framework for recruiting, training and enabling channel partners to become more self-sufficient in their mission to promote solution integration activities combining our offerings. The Channel Sales Team recruits, enables, trains and certifies channel partners to sell and implement our new products for the mid–market, starting with ClickIMRS.

Implementation Methodology and Implementation Partners

We also invested in the development of a methodology and a set of tools to support implementation processes which have evolved in a way that streamlines the deployment phase and shortens "time to value." This methodology and the tool set are used by both our internal project teams as well as by certified implementation partners.

Agile Development Methodology

Since 2010 our research and development department has implemented the “Agile” development methodology known as “scrum” framework. The Agile methodology allows us to be more flexible and dynamic and to deliver new features on short notice. Our customers can influence our product road map “on the fly” so that we can adjust our development plans on a monthly or even weekly basis. The Agile methodology brings our research and development efficiency to a new level of accuracy in meeting the demands of our customers. The Agile methodology is based on sophisticated electronic tools that support the procedures and processes of the scrum framework and provide monitoring and control mechanisms.

Competition

The market for our products is competitive and rapidly changing. Competition may increase in the future as the workforce management and optimization market gains size and increased business focus, current competitors expand their product offerings, and new companies enter the market. See Item 3D – Risk factors – "We face competition, which could make it difficult to compete successfully."

20-F ClickSoftware Technologies Ltd.	Page 23

In 2011, Gartner, an independent consulting company, identified us among a select group of companies included in Gartner's Magic Quadrant for Field Service Management. We were positioned within the "Leaders" quadrant (source: Magic Quadrant for Field Service Management, by William McNeill, Michael Maoz and William Clark, publication date: September 28, 2011).1

The principal competitive factors in the workforce management and optimization industry are:

•	the technological capabilities and performance of the solution;
•	installed base, domain expertise and experience with large-scale implementations;
•	the acceptance and adaptability of the workforce management and optimization solution to the solution offerings of large SIs and CRM/ERP vendors, and the ability to form marketing alliances with the foregoing; and
•	pricing.

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

Our current and potential competitors include:

•	software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, including, but not limited to, Oracle, ServicePower Technologies plc., Ventyx (part of ABB Ltd.), TOA Technologies and Astea;
•	systems integrators and internal information technology departments that may elect to develop a solution in-house;
•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos, Verint and Allocate Software; and
•	mobile field service vendors such as Syclo and Antenna Software.

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued three patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services. We own a similar patent in Israel. A third United States patent relates to workforce collaboration on real-time problem resolution and automatic reuse of the discussion for solving similar problems in the future. Our patents will expire during 2020-2022. We also have four patent applications pending in the United States and three patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

1 The Gartner Report described herein, (the "Gartner Report") represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

20-F ClickSoftware Technologies Ltd.	Page 24

We own several trademark registrations for various marks in the U.S., the European Community, the UK and Israel.

Our success and ability to compete substantially depend on our internally developed technology, which we protect through a combination of trade secrets, copyrights, trademarks, patents and intellectual property law, together with non-disclosure and invention assignment agreements. These legal protections provide only limited protection. See Item 3.D – Risk factors – "Our intellectual property could be used by third parties without our consent because protection of our intellectual property is limited" and this Item 4.B – Business Overview - "Competition". Although we rely on a combination of means by which to protect our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position than intellectual property protection.

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

Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlap. See Item 3.D – Risk factors – "Our technology and other intellectual property may be subject to infringement claims".

Regulation

We do not operate in a market governed by specific regulations but our business is affected by certain government regulations. For example, our ability to manufacture products outside Israel without the approval of the Chief Scientist is restricted under law and we are required to pay increased royalties to the Chief Scientist of up to 300% with respect to any products manufactured outside Israel. See Item 3.D – Risk factors – "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future." Also, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as authorization from the Investment Center.

4.C.	Organizational structure

Our directly and indirectly held principal operating, wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty. Ltd. (Australia)
•	ClickSoftware Japan K.K. (Japan)
•	ClickSoftware India Private Limited (India)
•	ClickSoftware Singapore Pte. Ltd. (Singapore)
•	ClickSoftware Technologies (Pty) Ltd. (South Africa)

4.D.	Property, plants and equipment

We have a lease for approximately 50,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2014 and includes an option allowing us to extend the lease term to January 2019. This office space is used for management, marketing, sales, research and development and implementation activities.

We have a lease for approximately 16,000 square feet of office space located in Burlington, Massachusetts. This office space is used for sales, marketing and implementation activities for the North American market. This lease expires in May 2017.

20-F ClickSoftware Technologies Ltd.	Page 25

Our U.K. subsidiary operates from a leased facility of approximately 5,300 square feet located in Burnham, near London. This lease expires in March 2013. The office space is used for sales, marketing and implementation activities for the European market. We also lease additional smaller offices in various sites in the United States, Europe and Asia.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services. We recognize revenues in accordance with the ASC 985-605 "Software Revenue Recognition", as amended, or ASC 985-605 (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

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

In 2011, 2010 and 2009, we also derived an immaterial amount of revenues from subscription-based services (SaaS).

Highlights

Our revenues grew by 23% in 2011 compared to 2010, representing growth in the Americas, EMEA (Europe, Middle East and Africa but excluding Israel) and Asia Pacific, due to growth in all revenue types. Our growth was primarily attributable to our ability to attract large customers – mainly in the telecommunications markets, strong repeat business and increased revenues derived via our resellers.

We reported positive net income in the last five years. Net income for 2011 was $12.2 million compared to $9.0 million in 2010. We generated $11.9 million in positive cash-flow from operations in 2011.

As of December 31, 2011, our cash and cash-equivalents, and short and long-term investments increased to $55.0 million from $51.0 million as of December 31, 2010 after distribution of cash dividends aggregating $7.5 million.

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

20-F ClickSoftware Technologies Ltd.	Page 26

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

Our revenues are principally derived from licensing the rights to use our software and sales of professional services, including consulting, implementation and training. We recognize revenues in accordance with ASC 985-605 ("Software Revenue Recognition"). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable.

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element based on the residual method. Under the residual method, consideration is allocated to undelivered elements based upon the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue. We determine the fair value of each element in multiple-element arrangements, other than license based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the price charged when the element is sold separately. For post-contract customer support, we determine the VSOE based on the renewal price charged. For other services, such as consulting and training, we determine the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35 ("Construction-Type and Production-Type Contracts ") using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our services properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

We categorize revenue as either software license revenue or services revenue. We allocate revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which we have established the VSOE for all undelivered elements. Where we are unable to establish the VSOE for all undelivered elements, we take a systematic approach, whereby we first allocate revenue to any undelivered elements for which the VSOE has been established, and then allocate revenue to any undelivered elements for which the VSOE has not been established based on management's best estimate of the fair value of those undelivered elements. We then apply a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

20-F ClickSoftware Technologies Ltd.	Page 27

We also enter into software arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

Our standard payment terms are between 30 and 120 days. Our policy is not to grant extended payment terms to our customers over 120 days.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period for three months at no extra charge. As of December 31, 2011 and 2010, the provision for warranty cost was immaterial.

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

Compensation cost related to share incentives is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718 "Compensation – Stock compensation".

Goodwill and Other Intangible Assets

ASC 350, "Intangibles - Goodwill and Other", requires that goodwill and intangible assets with an indefinite life be tested for impairment at least annually. Goodwill and intangible assets with an indefinite life are required to be written down when impaired. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relations, acquired developed technologies and trade names, and values of open contracts. In addition, other factors considered are the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined company's product portfolio. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

20-F ClickSoftware Technologies Ltd.	Page 28

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

We perform our annual impairment tests in the fourth quarter. For impairment testing we identified two separate reporting units: ClickSoftware and Service Tycoon, or ST, (acquired from AST Technologies in 2009). In the fourth quarter of 2011, as a result of our analysis, we determined that certain goodwill and intangible assets of the ST reporting unit were impaired, as we determined that our Cloud Services offering better addressed the needs of our customers and provided us with a greater market potential than the ST offering and therefore decided to cease offering our ST application. Thus, goodwill and customer relations for the ST reporting unit were reassessed at a value of zero. As a result, a $939,000 goodwill impairment and a $55,000 of intangible assets impairment charges were recorded as of December 31, 2011. For ClickSoftware the fair value was significantly higher than the carrying amount.

Should future results or economic events cause additional changes in projected cash flows or changes to other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

On June 16, 2011, the FASB issued ASU 2011-05 which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 2202 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (OCI). The ASU does not change the items that must be reported in OCI. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

On September 15, 2011, the FASB issued ASU 2011-08 which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 29

On December 16, 2011, the FASB issued ASU 2011-11 which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under U.S. GAAP because under U.S. GAAP certain derivative and repurchase agreement arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with U.S. GAAP. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The amendments are effective for annual periods beginning after January 1, 2013 on a prospective basis. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

On December 23, 2011, the FASB issued ASU 2011-12 which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements." The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

5.A.	Results of operations

Our operating results for each of the three years ended December 31, 2011, 2010 and 2009 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Revenues:
Software license	36%	36%	32%
Services	64	64	68
Total Revenues	100	100	100
Cost of revenues:
Software license	3	3	3
Services	34	35	31
Total cost of revenues	36	38	34

Gross profit	64	62	66

Operating expenses:
Research and development , net	10	11	11
Selling and marketing	27	27	27
General and administrative	8	10	10
Impairment of goodwill	1	-	-
Total Operating expenses	47	48	48

Operating income	17	14	18
Interest income, net	0	0	0
Net income before taxes	17	15	18
Taxes on income (Tax benefit)	3	2	(2)
Net income	14%	13%	20%

20-F ClickSoftware Technologies Ltd.	Page 30

Our operating results for each of the three years ended December 31, 2011, 2010 and 2009 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2011	2010	2009
Revenues:
Software license	$31,542	$25,825	$19,259
Services	55,545	45,194	41,864
Total revenues	87,087	71,019	61,123

Cost of revenues:
Software license	2,519	2,299	1,980
Services	29,177	24,614	18,851
Total cost of revenues	31,696	26,913	20,831

Gross profit	55,391	44,106	40,292

Operating expenses:
Research and development	9,019	8,081	6,666
Less – participation by the Chief Scientist of the Government of Israel	-	161	167
Research and development , net	9,019	7,920	6,499
Selling and marketing	23,382	19,213	16,240
General and administrative	7,386	6,747	6,423
Impairment of goodwill	939	-	-
Total operating expenses	40,726	33,880	29,162

Operating income	14,665	10,226	11,130
Interest income, net	7	189	380
Net income before taxes	14,672	10,415	11,510
Taxes on income (Tax benefit)	2,462	1,370	(1,004)
Net income	$12,210	$9,045	$12,514

Comparison of results for years ended December 31, 2011, 2010 and 2009:

Revenues

	Revenue Breakdown
	2011	% Change	2010	% Change	2009
	(In thousands)
Revenues:
Software license	$31,542	22%	$25,825	34%	$19,259
Percentage of total revenues	36%		36%		32%
Services	55,545	23%	45,194	8%	41,864
Percentage of total revenues	64%		64%		68%
Total Revenues	$87,087	23%	$71,019	16%	$61,123

Revenues increased 23% to $87.1 million in 2011, compared with $71.0 million in 2010 and $61.1 million in 2009. The growth in revenues in 2011 was attributable to an increase in the volume of licenses sold and increased demand for professional services and post-contract services via our partners and directly, mostly from the telecommunications industry. In addition, the weakening of the U.S. dollar against other currencies increased our revenue growth from about 21% to about 23%. The growth in revenues in 2010 was attributable to an increase in the volume of licenses sold and increased demand for post-contract services directly and via partners. In addition, the strengthening of the U.S. dollar against other currencies decreased our revenue growth from about 17% to about 16%.

20-F ClickSoftware Technologies Ltd.	Page 31

	Revenues by Territory
	2011	% Revenues	2010	% Revenues	2009	% Revenues
	(In thousands)
Revenues:
Americas	$40,070	46%	$28,681	40%	$22,676	37%
EMEA	39,455	45%	37,080	52%	27,832	46%
Israel	847	1%	849	1%	596	1%
Asia Pacific	6,715	8%	4,409	7%	10,019	16%
Total Revenues	$87,087	100%	$71,019	100%	$61,123	100%

In 2011, 46% of our revenues were generated in the Americas (with 39% in the United States and 7% in Canada), 45% in EMEA (including 21% in the United Kingdom, 6% in The Netherlands and 5% in Sweden), 8% in Asia Pacific (including 5% in Australia) and 1% in Israel. Revenues in the Americas grew by $11.4 million, or 40%, compared to 2010. Revenues in Asia Pacific grew by $2.3 million, or 52%, compared to 2010. The increases in revenues in all regions were attributable mainly to increased demand for our products from the telecommunications industry, large implementation projects and demand for post-contract services. The higher growth in the Americas was due to better macroeconomic conditions and our ability to attract large customers mostly in the telecommunications industry. This relatively slower growth in EMEA was due to overall weak macroeconomic conditions and a slowdown in revenues from our customers in the utility sector.

In 2010, 52% of our revenues were generated in EMEA (including 26% in the United Kingdom and 6% in Germany), 40% in the Americas (with 32% in the United States and 8% in Canada), and 7% in Asia Pacific (including 4% in Australia) and 1% in Israel. Revenues in EMEA grew by $9.2 million, or 33%, compared to 2009. The increases in revenues in the Americas and EMEA were attributable mainly to increased demand for our products, large implementation projects and demand for post-contract services. The decrease in revenues in Asia Pacific was attributable mainly to the end of a large implementation project.

In 2009, 46% of our revenues were generated in EMEA (including 24% in the United Kingdom and 8% in Germany), 37% in the Americas (with 31% in the United States and 6% in Canada), and 16% in Asia Pacific (including 14% in Australia) and 1% in Israel.

Software Licenses

Software license revenues were $31.5 million, or 36% of revenues, in 2011, compared with $25.8 million, or 36% of revenues, in 2010, and $19.3 million, or 32% of revenues, in 2009. The increase in software license revenues from 2010 to 2011 of $ 5.7 million, or 22%, was primarily due to an increase in the volume of licenses sold to new customers directly and via our partners, mostly in the Americas and Asia Pacific. The increase in software license revenues from 2010 to 2009 of $ 6.5 million, or 34%, was primarily due to an increase in the volume of licenses sold, particularly to new customers derived via our partners, as well repeat orders from existing customers in EMEA and the Americas.

Services

Service revenues were $55.5 million or 64% of revenues in 2011, compared with $45.2 million, or 64% of revenues in 2010, and $41.9 million, or 68% of revenues in 2009. The increase in service revenues from 2010 to 2011 was due to increased demand for our professional services and post-contract services in all regions. The increase in service revenues from 2009 to 2010 was primarily due to increased demand for our professional services in EMEA and due to demand for post-contract services in all regions.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs.

20-F ClickSoftware Technologies Ltd.	Page 32

Cost of revenues was $31.7 million, or 36% of revenues, in 2011, compared with $26.9 million, or 38% of revenues, in 2010 and $20.8 million, or 34% of revenues, in 2009. The increase in the cost of revenues from 2010 to 2011 was primarily due to higher costs associated with meeting increased demand for our software and services. In 2011 the cost of licenses increased in line with the increase in license revenues, the cost of services increased at a slower pace than the service revenues, as explained below in "Cost of Services," resulting in higher profitability from services for 2011 as compared to 2010. In 2010 the cost of licenses increased in line with the increase in license revenues, the cost of services increased at a higher pace than the service revenues, as explained below in "Cost of Services," resulting in lower profitability from services for 2010 as compared to 2009.

Cost of Software Licenses

Cost of software license revenues was $2.5 million, or 3% of revenues, in 2011, compared with $2.3 million, or 3% of revenues, in 2010 and $2.0 million, or 3% of revenues, in 2009. The increase in cost of software license revenues from 2010 to 2011 in absolute terms was primarily due to an increase by $0.2 million of costs of third party licenses. The increase in cost of software license revenues from 2009 to 2010 in absolute terms was primarily due to an increase by $0.3 million of amortization costs.

Cost of Services

Cost of service revenues was $29.2 million, or 34% of revenues, in 2011, compared with $24.6 million, or 35% of revenues, in 2010 and $18.9 million, or 31% of revenues, in 2009. The increase in the cost of services revenues from 2010 to 2011 of $4.6 million, or 19%, in absolute terms was primarily due to higher expenses described below associated with the provision of our services. In 2011, services revenues grew at a faster pace than cost of services resulting in improvement in profitability. This improvement in profitability relates to our post-contract services activities and consulting activities that generated higher margins due to improvement in our methodologies and implementation process. In addition, profitability of our services increased relative to previous years due to the decreased use we made of subcontractors' services and increased usage of our own personnel. Such use of subcontractors' services costs more relative to using internal resources. Compared with our costs relating to providing services in 2010, in 2011 there was an increase in our related payroll expenses of $4.2 million, a decrease in subcontractors' costs of $0.5 million, a decrease in travel costs of $0.2 million, and an increase of $1.1 million in other costs, mainly overhead. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2011 spread over the various expense items above increased our costs by about $0.8 million.

The increase in the cost of services revenues from 2009 to 2010 of $5.7 million, or 31%, was primarily due to higher expenses described below associated with the provision of our services. Cost of services grew in 2010 faster than service revenues resulting in reduction in profitability. This reduction in profitability relates to our consulting activities that generated lower margins because we had to extend additional resources to develop methodologies and implementation process with respect to our two newly launched versions of ClickMobile and ClickRoster. In addition, profitability of our services decreased relative to previous years due to the increased use we made of subcontractors' services in order to keep up with short-term demand. Such use of subcontractors' services costs more relative to using internal resources. Furthermore, in 2009 we completed certain projects with high profitability.

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

Gross Profit

Gross profit was $55.4 million, or 64% of revenues, in 2011 compared with $44.1 million, or 62% of revenues, in 2010, and $40.3 million, or 66% of revenues, in 2009. The increase in gross profit from 2010 to 2011 of $11.3 million, or 26%, was due to an increase in gross profit from services activities and higher gross profit derived from our license revenues. The increase in gross profit from 2009 to 2010 of $3.8 million, or 9%, was due to higher gross profit derived from our license revenues partially offset by a decrease in gross profit from services activities. The increase in gross margin from 2010 to 2011 was mainly due to an increase in margins generated by all our activities as explained in cost of services section above. The decrease in gross margin from 2009 to 2010 was mainly due a significant decrease in margins generated by our consulting activities as explained in cost of services section above.

20-F ClickSoftware Technologies Ltd.	Page 33

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $40.7 million, or 47% of revenues, in 2011, compared with $33.9 million, or 48% of revenues, in 2010 and $29.2 million, or 48% of revenues, in 2009.

The increase in absolute terms of operating expenses from 2010 to 2011 of $6.8 million, or 20%, was primarily due to an increase in selling and marketing expenses, research and development expenses and impairment of goodwill expenses. The increases in selling and marketing expenses and research and development expenses result from our efforts to maintain our competitive advantage in the market and capture additional market share. The impairment of goodwill expenses reflect impairment of the Service Tycoon reporting unit which we acquired from AST Technologies in 2009. The reduction of operating expenses as a percentage of overall revenues is due to lower research and development costs as well as lower general and administrative costs as a percentage of revenues offset by impairment costs. We expect that operating expenses will continue to increase in absolute terms in 2012. The increase in absolute terms of operating expenses from 2009 to 2010 of $4.7 million, or 16%, was primarily due to an increase in selling and marketing expenses and research and development expenses. The increases in selling and marketing expenses and research and development expenses reflect our efforts to maintain our competitive advantage in the market and capture additional market share.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. In 2008, we completed repayment of our royalty commitments to the Chief Scientist, but remain subject to continued compliance with the conditions of the grants we received. Grants which we received in 2008 through 2010 are not subject to royalty payments. See Item 3.D – Risk factors – "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future." Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $9.0 million, or 10% of revenues, in 2011, compared with $7.9 million, or 11% of revenues, in 2010 and $6.5 million, or 11% of revenues, in 2009. Research and development expenses before deduction of 2010 grants from the Chief Scientist, totaled $9.0 million for 2011, compared with $8.1 million for 2010 and $6.7 million for 2009. We did not receive or accrue grants from the Chief Scientist in 2011, and received or accrued grants of $0.2 million in 2010 and $0.2 million in 2009. The increase in research and development expenses from 2010 to 2011 in absolute terms was primarily due to an increase of $0.6 million in payroll expenses and an increase in other costs, mainly overhead of $0.3 million. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2011 spread over the various expense items above increased our research and development costs by about $0.3 million. The increase in research and development expenses from 2009 to 2010 in absolute terms was primarily due to an increase of $0.8 million in payroll expenses and an increase in subcontractors' costs of $0.6 million. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2010 spread over the various expense items above increased our research and development costs by about $0.3 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

20-F ClickSoftware Technologies Ltd.	Page 34

Selling and marketing expenses were $23.4 million, or 27% of revenues, in 2011, compared with $19.2 million, or 27% of revenues, in 2010 and $16.2 million, or 27% of revenues, in 2009. We increased our selling and marketing expenses in order to support the increase in our revenues. The increase in absolute terms in the selling and marketing expenses from 2010 to 2011 of $4.2 million, or 22%, was due to an increase of $2.7 million in payroll expenses and an increase in our other selling and marketing activities of $1.5 million. In addition the overall impact of the weakening U.S. dollar against certain currencies in 2011 spread over the various expense items above increased our selling and marketing costs by about $0.5 million. The increase in absolute terms in the selling and marketing expenses from 2009 to 2010 of $3.0 million, or 18%, was due to an increase of $1.4 million in payroll expenses and an increase in our other selling and marketing activities of $1.6 million. In addition the overall impact of the weakening U.S. dollar against certain currencies in 2010 spread over the various expense items above increased our selling and marketing costs by about $0.3 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $7.4 million, or 8% of revenues, in 2011, compared with $6.7 million, or 10% of revenues, in 2010 and $6.4 million, or 10% of revenues, in 2009. The decrease in general and administrative costs as a percentage of revenues was a result of economies of scale reflected in moderate growth in our personnel and other general expenses. The increase in absolute terms of $0.7 million in general and administrative expenses from 2010 to 2011 was mostly due to an increase of $0.4 million in payroll expenses and an increase in other costs mainly stock-based compensation costs of $0.3 million. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2011 spread over the various expense items above increased our general and administrative costs by about $0.2 million. The increase in absolute terms of $0.3 million in general and administrative expenses from 2009 to 2010 was mostly due to an increase in allowance for doubtful accounts due to the bankruptcy of a customer, partially offset by a decrease in expenses relative to 2009 during which we completed three acquisitions. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2010 spread over the various expense items above increased our general and administrative costs by about $0.2 million.

Impairment of goodwill and other intangible assets

We perform our annual impairment tests in the fourth quarter. For impairment testing we identified two separate reporting units: ClickSoftware and ST (acquired from AST Technologies in 2009). In the fourth quarter of 2011, as a result of our analysis, we determined that certain goodwill and intangible assets of the ST reporting unit were impaired, as we determined that our Cloud Services offering better addressed the needs of our customers and provided us with a greater market potential than the ST offering and therefore decided to cease offering our ST application. Thus, goodwill and customer relations recoverable amounts, for the ST reporting unit were determined to be zero. As a result, a $939,000 goodwill impairment and a $55,000 of intangible assets impairment charges were recorded as of December 31, 2011. For ClickSoftware the fair value was significantly higher than the carrying amount.

Should future results or economic events cause additional changes in projected cash flows or changes to other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

Interest Income, Net

Interest income includes interest income and gains earned on our cash, cash equivalents, short and long-term investments and marketable securities, offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.0 million, or 0% of revenues, in 2011, compared with $0.2 million, or 0% of revenues, in 2010 and $0.4 million, or 0% of revenues, in 2009. The decrease in interest income from 2010 to 2011 was attributable to negative foreign currency exchange rate fluctuations partially offset by higher returns on our investments. The decrease in interest income from 2009 to 2010 was attributable to negative foreign currency exchange rate fluctuations.

20-F ClickSoftware Technologies Ltd.	Page 35

Income Taxes

Income taxes expenses consist of deferred taxes and current taxes.

Income taxes expenses, was $2.5 million, or 3% of revenues, in 2011, compared with $1.4 million, or 2% of revenues, in 2010 and ($1 million), or (2%) of revenues, in 2009. Income taxes in 2011 were affected mainly by a higher tax liability in the United States due to higher taxable income and limitations on our ability to utilize loss carry forwards as well as a decrease in deferred taxes assets due to utilization of loss carry forwards. The increase in income taxes from 2009 to 2010 was mainly attributable to decrease in deferred taxes assets due to utilization of loss carry forwards. See Note 14 to our consolidated financial statement for further information.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United States, Israel, United Kingdom, Germany, Australia and India. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2011, net operating loss carry forwards in Israel were fully utilized, compared with $6.7 million in 2010. Additional tax loss carry forwards of approximately $19.4 million and $0.9 million remain attributable to our U.S. subsidiary and our other subsidiaries, respectively. The European net operating loss carry forwards have no expiration date. The U.S. net operating loss carry forwards will expire gradually from 2012 through 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization.

Net Income

Net income for 2011 was $12.2 million, or $0.38 per fully diluted share, or 14% of revenues, compared with net income of $9.0 million, or $0.28 per fully diluted share, or 13% of revenues, in 2010 and net income of $12.5 million, or $0.40 per fully diluted share, or 20% of revenues, in 2009. Net income in 2011 was higher compared to 2010 due to higher revenues and increased operating profit and margin, offset partially by higher tax expenses. Net income in 2010 was lower relative to 2009 due to increased operating expenses and an increase in tax costs, mostly due to deferred taxes.

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Canadian dollars and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates. In 2011, 65% of our expenses and 53% of our revenues were incurred in non-U.S. dollar currencies. We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings. In 2011, the net effect of the change in value of the U.S. dollar against other currencies was an increase in revenues by $1.7 million, an increase in costs of revenues by $0.8 million and an increase in operating expenses by $0.9 million. See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

5.B.	Liquidity and capital resources

Our cash and investments increased by $4.0 million, or 8%, to $55.0 million as of December 31, 2011, compared with $51.0 million as of December 31, 2010, which was an increase of $16.0 million, or 46%, compared with $35.0 million as of December 31, 2009. Our primary sources of cash and investments during 2011 were cash flows of $11.9 million generated from operations and $1.5 million from exercises of employee stock options. During 2011 we distributed cash dividends aggregating $7.5 million. In March 2012 we distributed a cash dividend of $2.5 million. Our primary sources of cash and investments during 2010 were cash flows of $16.4 million generated from operations and $1.1 million from exercises of employee stock options.

20-F ClickSoftware Technologies Ltd.	Page 36

As of December 31, 2011, we had cash and cash equivalents of $14.7 million, short-term deposits of $28.2 million, marketable securities of $11.0 and long-term deposits of $1.1 million. As of December 31, 2011, $0.6 million in long-term deposits had been deposited with banks to secure letters of credit totaling $0.6 million, which are described below. Our cash, short-term deposits and long-term deposits are deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2011, these bank deposits had an average interest rate per annum of 2.1%. Our marketable securities are invested in government and corporate bonds and had an average annual yield of 0.9%. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that as of March 2012, up to $5 million of our total cash and investments may be invested in companies that have a policy to regularly distribute dividends or in ETFS of a similar nature).

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits. See Item 3.D – Risk Factors "Our cash may be subject to risk of loss and we may be exposed to fluctuations in the market value of our portfolio investments and in interest rates."

	Cash and Investments December 31,
	2011	% Change	2010	% Change	2009
	(In thousands)

Cash and cash equivalents	$14,683		$25,749		$15,594
Short-term deposits	28,243		16,747		17,520
Marketable securities	10,945		7,839		1,332
Long-term deposits	1,093		620		528
Total cash and investments	$54,964	8%	$50,955	46%	$34,974

For the year ended December 31, 2011, net cash provided by operations was $11.9 million, comprising net income of $12.2 million, an increase in trade receivables of $9.1 million, a decrease in deferred taxes of $1.3 million, an increase in other receivables of $0.4 million, an increase in accounts payable of $1.0 million, and an increase in deferred revenues of $1.6 million, which was partially offset by non-cash charges of $5.3 million.

The decrease in cash provided from operations in 2011 compared to 2010 was mostly due to an increase in the balance of accounts receivable by $9.1 from the end of 2010 resulting from timing of booking towards the end of the quarter and specific customer milestones.

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

Net cash used in investment activities was $17.0 million in 2011, consisting of $12.0 million used in investments in deposits, $8.3 million invested in marketable securities and $2.0 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements, partially offset by $5.3 million provided by proceeds from sales of marketable securities.

20-F ClickSoftware Technologies Ltd.	Page 37

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

Net cash used in financing activities was $6.0 million in 2011, consisting of $7.5 million used for cash dividends, which was partially offset by exercise of employee stock options of $1.5 million. Net cash provided by financing activities was $1.1 million in 2010 and $3.2 million in 2009, in each case as a result of the exercise of employee stock options.

As of December 31, 2011, we had outstanding trade receivables of approximately $23.4 million, which represented approximately 27% of revenue in 2011. As of December 31, 2010, we had outstanding trade receivables of approximately $14.3 million, which represented approximately 20% of revenue in 2010. As of December 31, 2009, we had outstanding trade receivables of approximately $16.4 million, which represented approximately 27% of revenue in 2009. Our standard payment terms are typically between 30 and 120 days and our policy is not to grant extended payment terms to our customers over 120 days. Days sales outstanding, or DSO, calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, increased to 88 DSO as of December 31, 2011, compared with 69 DSO as of December 31, 2010, and 86 DSO as of December 31, 2009, due to timing of booking towards the end of the quarter and specific customer milestones. DSO was relatively high in 2009 and 2011 compared to 2010 due to strong bookings towards the end of both years. The DSO at the end of 2011 increased compared to the end of 2010 to standard levels we usually see and does not reflect any change in the terms of payment or the collection pattern.

Since inception, we have received aggregate royalty-bearing grants from the Chief Scientist in the amount of $8.7 million related to research and development. As of December 31, 2008, we had paid or accrued royalties equal to our entire commitment to the Chief Scientist. However, even though we have repaid all grants received from the Chief Scientist, we are still subject to the restrictions in the Research Law regarding transfer of our intellectual property developed with the Chief Scientist's funding. See Item 3.D – Risk Factors "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future". We received additional grants from the Chief Scientist of $0.2 million in 2010 and of $0.2 million in 2009, but such grants are not subject to royalty payment by us.

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

20-F ClickSoftware Technologies Ltd.	Page 38

We invested $9.0 million in 2011, $7.9 million in 2010 and $6.5 million in 2009 in research and development activities.

5.D.	Trend information

We operate in the rapidly evolving market for workforce management and optimization. Workforce management spending remained strong in 2011 and the beginning of 2012. Despite the widespread contraction in late 2008 and 2009, and the current uncertainties in the global economy, we have continued to experience strong demand for our products and services.

We believe that the market for field service management is largely untapped. Gartner estimates that market penetration for field service applications has reached 20% of the addressable market (source: Magic Quadrant for Field Service Management, by William McNeill, Michael Maoz and William Clark, publication date: September 28, 2011).

Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force. Companies in the mid-market are also seeking solutions to improve productivity, and we address this need with some of our offerings including ClickExpress, Cloud Services and ClickIMRS.

Since 2009 we have invested significantly in our mobility offering. There is a global trend of moving enterprise software to mobile devices to enable service people to manage applications through their mobile devices. A January 2011 report by Forrester Research, Inc. "Another Year of Outperformance for the Tech Industry," states that enterprise mobility is the biggest single trend across tech industry investment and innovation, even outpacing the Cloud computing trend. Similarly, Aberdeen Research surveyed more than 1,800 business executives and found that mobile application development was identified as one of the top priorities for IT spending, as well as evidence for increased penetration of mobile field service applications being planned for 2012 (sources: Enterprise Mobile Apps Go Global, July 2011 and Field Service 2011: Mobility and the Extension of the Service Enterprise, June 2011). We entered into a partnership with Sybase (acquired by SAP in 2010) to enhance our mobility offering. This platform will also serve as a new entry point for us with customers.

In 2011, the ratio of our license revenues to service revenues remained stable. We expect license and services revenues to grow in absolute terms in 2012. The proportion of our revenues from indirect channels increased in 2011 and 2010 and we expect this trend to continue in 2012. We expect to continue to grow our revenues in 2012 despite the continued uncertainty in the economic conditions. In 2011, the Americas grew faster than our other regions and we expect all regions to grow in 2012.

We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses. As of December 31, 2011, we had a backlog of approximately $29.7 million, compared to $25.5 million at the end of 2010.

The economic uncertainties may affect the competitive environment in our industry. For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

In 2011, approximately 53% of our revenues and 65% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2011, the net effect of the change in value of the U.S. dollar against other currencies was an increase in revenues by $1.7 million, an increase in costs of revenues by $0.8 million and an increase in operating expenses by $0.9 million. In the beginning of 2012, the U.S. dollar has strengthened against each of the Euro, British Pound and the NIS. If this trend continues, it may have a positive impact on our cost of revenues and operating expenses and a negative impact on our revenues.

20-F ClickSoftware Technologies Ltd.	Page 39

5.E.	Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5.B above and Item 5.F below, we do not have any off-balance sheet arrangements.

5.F.	Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2011:

	Payments due by Period (in thousands)
Contractual Obligations	2012	2013	2014	2015-2021 (aggregate amount)	Total
Office Lease Obligations	$2,346	$2,230	$771	$1,628	$6,975
Net Severence Pay Obligation	-	-	-	$2,101	$2,101
Total	$2,346	$2,230	$771	$3,729	$9,076

Commercial Commitments	Total Amounts Committed (in thousands)	Amount of Commitment Expiration Per Period (in thousands) 2012-2014

Guarantees/Letters of Credit*	$601	$601

*	We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2011, contingent liabilities on outstanding letter of credit agreements aggregated $0.6 million. We expect to renew most of these letters of credit. The letters of credit are secured by $0.6 million in deposits to cover potential payments under the guarantees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	64	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	49	Executive Vice President and Chief Financial Officer
Hannan Carmeli	53	President and Chief Operating Officer

DR. MOSHE BENBASSAT co-founded ClickSoftware in 1979 and has served as our Chairman and Chief Executive Officer since our inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. Dr. BenBassat holds B.S., M.S. and Ph.D. degrees in Mathematics and Statistics from Tel-Aviv University. Dr. BenBassat pioneered the field of 'service chain optimization', a term he coined in the 1990s and is considered to be one of the world's leading experts in the field.

20-F ClickSoftware Technologies Ltd.	Page 40

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

HANNAN CARMELI has served as our Chief Operating Officer since 2006 and as our President since 2008. Previously, Mr. Carmeli served as our Executive Vice President of Sales & Professional Services and managed our Professional Services organizations worldwide. From 1996 to 2000, Mr. Carmeli held various executive roles, including General Manager of the ClickFix Division as well as Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held research and development and field positions, ranging from software development through product management and sales management, with various software vendors. Mr. Carmeli holds a B.S. degree from the Technion Institute of Technology in Haifa, Israel and an M.S. degree in Computer Science from Boston University.

Our executive officers serve at the discretion of our board of directors. The employment of each of our executive officers is at will and may be terminated at any time, with or without cause, subject to contractual notice provisions.

Directors

Our articles of association provide for a minimum of two members and a maximum of eleven members on our board of directors. Except for External Directors (as defined in the Companies Law), all directors are classified into three classes, as nearly equal in number as possible, based on the amount of time they have held office, with the members of each class to hold office until their successors have been duly elected and qualified. At each annual meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting to be held in the third year following their election and until their successors have been duly elected and qualified.

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Corporate Governance and Nominating Committee
Israel Borovich, Class II	70	2014	X
Gil Weiser, Class II	70	2014	X	X
Moshe BenBassat, Class III	64	2012
Shlomo Nass, Class III (2)	51	2012	X	X		X
Nira Dror, External Director (3)	57	2012	X	X	X	X
Shai Beilis, External Director	63	2012	X	X	X	X
Menahem Shalgi, External Director	61	2013	X	X	X

(1) as defined under Rule 5605(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) "Audit Committee Financial Expert" under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee. See Item 16A below.

(3) "Financial Expert" as required by the Companies Law with respect to membership on the Audit Committee.

20-F ClickSoftware Technologies Ltd.	Page 41

DR. ISRAEL BOROVICH rejoined the board of directors in 2011, having previously served as a director of the Company from 1997 (and as an External Director according to the Companies Law from 2001) until March 2009. From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of El Al Israel Airlines Ltd. and as its Chairman from 2005 until 2008. From 1993 until 2006, he served as President and Chief Executive Officer of Knafaim Holdings Ltd., from 2006 to 2010, he served as its Vice Chairman and from 1994 until now, he has served as a director on its Board of Directors. From 1999 until 2006, Dr. Borovich served as Chairman of Granit Hacarmel Investments Ltd. From 2006 until 2010, Dr. Borovich served on the Board of Trustees of the Polytechnic Institute of New York University in New York. From 2006 to 2008, he served as Chairman of the Board of Governors of Afeka Tel Aviv Academic College of Engineering and from 2008 until 2011 as Chairman of Alut Society for Autistic Children. Currently, Dr. Borovich serves as Chairman of the Board of Galil Cargo, Dean of the School of Business and Economics at the Academic College of Tel Aviv-Jaffa, Chairman of Ayalon Highways Co. Ltd. (since 1998), director of the Interdisciplinary Center Herzliya (since 1994), Chairman of the Board of Trustees of Wingate Institute (since 2008), member on the advisory board of All Cargo Logistics Services (since 2010), and director of Kenes International (since 2010). Dr. Borovich previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds B.S. and degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

GIL WEISER has served as a director of the Company since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years.  He is currently a Chairman of the Board of BG Negev Technologies and a member of the board of Attunity Ltd. Mr. Weiser served as CEO of Orsus Solutions Ltd., Hewlett-Packard Israel, Fibronics Corporation and Digital Corporation Israel. He has also served as director of numerous companies including the Tel Aviv Stock Exchange. Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. He holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree from the University of Minnesota in Minneapolis.

DR. SHLOMO NASS has served as a director since 2009. Dr. Nass currently serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation, arbitration, corporate and commercial law. Since 2001 he has served as President, Partner and Director of the group of investment companies within Israel Global Business. From 2001 until November 2010, he served as Chairman of the Financial Statement Committee and as Vice Chairman of the Board of Directors of Tao T'suot Ltd, and from November 2010 he has served as its Chairman of the Board of Directors. From 2006 until 2011, he served on the Board of Directors of NMC United Entertainment Ltd. From November 2009 until 2011, he served as a director, as a member of the investment committee and as a member of the Auditing Committee of Partner Communications Company Ltd. Since January 2010, he has served as a director and as Chairman of the Financial Statement Committee of Aviv Arlon Ltd. Since 2011, he served as a director of City Group Financial Products Ltd. Since 2011 he has served as a director and a member of the Auditing Committee of Tempo Beer Industries Ltd. Since August 2008 he has served on the Board of Directors of The Blue Shore Development Company (Tel – Aviv – Herzelia) Ltd. Since 1991, he has served as Vice Chairman of The Public Advisory Committee on Trade Levies. From 2003 until the end of 2009, Dr. Nass served as Chairman of the Financial Statement Committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya), an Israeli real estate and infrastructure development company. From 2003 until 2010, he served as Chairman of the Financial Statement and Auditing Committee of Formula Systems (1985) Ltd. From 2005 to the end of 2008, he also served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also served on the Board of Directors of the following companies in his role as Chairman: since 2011 of Hevruta Shivuk Ltd. and Hevruta Tzarhanut Ltd., since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B. in Law and B.Sc., Economics and Accounting from Bar-Ilan University; and completed a Mediators Course of the Ministry of Justice. He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor, C.I.S.A. (USA). In his military service, Dr. Nass served as an officer in the Israeli Defense Forces, or IDF, the Information Systems Auditing Team for the Paymaster General Administration.

NIRA DROR has served as a director of the Company since 2009. Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representation services for companies in the aviation and tourism industries. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003, she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999, as General Manager for Israel. From 1984 to 1985, Ms. Dror served as the chief economist for Teus Azorei Pituach Ltd. and from 1985 to 1989, she served as the General Manager of Histour Ltd., a tourism company. Ms. Dror currently serves on the board of directors and as chairperson of the audit committee Bank Hapoalim Ltd. and Shemen Oil and Gas Resources Limited. Ms. Dror currently serves on the board of directors and as a member of the audit committee of the following companies: Dikla Insurance Company Ltd., Tzur Shamir Holdings Ltd., S. Shlomo Holding Ltd. and Sharonim Ltd. She was a member of the board of directors of H&O Ltd, from 2005 to 2008, and of Chamei Yoav Tourism, from 2005 to 2008. Ms. Dror was also a member of the executive committee of the panel of airlines in Israel from 1990 to 1999. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A. from Tel Aviv University.

20-F ClickSoftware Technologies Ltd.	Page 42

SHAI BEILIS has served as a director of the Company since 2009. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and was the Chairman of the Board since its inception. Formula Ventures Ltd. is the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis is also the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis joined the Formula Group in 1994 as chief executive officer of Argotec. Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange. From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986, he was chief executive officer of Yael Software and Services. Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including the following Nasdaq listed companies: Wiztec Solutions Ltd. (1996 to 1999), BluePhoenix Solutions Ltd. (1995 to 2008), RadView Software Ltd. (1998 to 2010), and Formula Systems (1985) Ltd. (1997 to 2005)). Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

MENAHEM SHALGI has served as a director of the Company since 2010. Mr. Shalgi served at Amdocs Ltd. as Vice President of Business Development and M&A from 1998 to 2003, and as Vice President and Executive Account Manager from 1993 to 1998, and at various other positions from 1985 to 1993. Mr. Shalgi has served as an external director of Mind CTI since April 2005 and serves as the chairman of AfterDox Ltd., an investment house in Israel, since June 2007. Mr. Shalgi served as a director of Pilat Media PLC in the UK from 2006 until mid-2009. Mr. Shalgi holds a B.A. in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from the Weizmann Institute of Science.

There are no family relationships between any members of our executive management and our directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

6.B.	Compensation

The aggregate amount of compensation paid to all of our directors and officers in 2011 was $1.7 million in salaries, consulting fees, directors' fees, and bonuses, compared to $1.6 million in 2010. In addition, we granted 130,000 options to our officers and directors (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $9.66 per share. Options expire seven to ten years after the date of the grant. Our July 21, 2011 Annual Shareholders Meeting or, 2011 ASM, approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us) to purchase 100,000 Ordinary Shares at an exercise price equal to the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2011 ASM (i.e. $9.71). These options will vest as follows: 25% on the first anniversary date of grant and 1/48 at the end of each month thereafter.

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

20-F ClickSoftware Technologies Ltd.	Page 43

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

The total severance obligations to our officers as of December 31, 2011 were $337,000 of which $311,000 were deposited in insurance policies and pension funds and $26,000 which is reserved in our financial statements.

Dr. BenBassat provides his services to the Company and its subsidiaries under full time management and consulting agreements (See Section 10.C. "Material contracts not in the ordinary course of business"). Mr. Arvatz and Mr. Carmeli are retained under the terms of employment agreements with the Company. The agreements of the executive officers provide that each of their respective engagements constitutes an "at-will" arrangement, which may be terminated at any time by either us or the executive. The agreements provide that in the event the engagement with the executive is terminated either by the executive or by us without cause, the executive will be entitled to severance payments in amounts equal to twelve months of his annual consulting fee as of the date of termination for Dr. BenBassat and three months of base compensation as of the date of termination for Mr. Arvatz and Mr. Carmeli (plus, in the case of Mr. Arvatz and Mr. Carmeli, a severance amount due in accordance with applicable law). Our executive officers participate in a bonus plan in which they may receive bonuses based on achieving Company goals on revenues and operating profit, and based on achieving personal performance-related goals. The goals for our Chief Executive Officer are determined on an annual basis by the Compensation Committee, and the goals for our other executive officers are determined by the Chief Executive Officer.

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

20-F ClickSoftware Technologies Ltd.	Page 44

External and Independent Directors

Under Israeli law, publicly held Israeli companies, such as us, are required to appoint at least two External Directors, each of whom must also serve on the audit committee. All other board committees exercising powers delegated by the board of directors must include at least one External Director. Our External Directors must meet certain non-affiliation criteria, all as provided under Israeli law. An external director is appointed for an initial term of three consecutive years. The initial three-year term of service of External Directors can be extended, at the election of the Company subject to certain conditions, by two additional three-year terms. External Directors must be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one- half (instead of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, as under current law) of the aggregate voting rights in the company. Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of this new amendment), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the Company.

Each of Mr. Beilis, Ms. Dror and Mr. Shalgi serves as an external director.

The independence requirements of External Directors were enhanced by a recent amendment to the Companies Law such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

Israeli law further requires that at least one External Director has financial and accounting expertise, and that at least one other External Director has professional competence, as determined by the Company's board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the Company's financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under relevant regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company's business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the Company's business.

Ms. Dror was determined by our board of directors to be a financial and accounting expert and Mr. Beilis was determined to have professional competence, each as determined by Israeli law.

Audit Committee

Our audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis, Mr. Weiser and Mr. Shalgi, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an "audit committee financial expert" within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the regulation promulgated under the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;

•	assessing the scope of work of the independent registered public accounting firm and recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

•	overseeing and monitoring (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) our internal accounting and financial controls;

20-F ClickSoftware Technologies Ltd.	Page 45

•	provide our board of directors with the results of its monitoring and recommendations derived therefrom;

•	provide to our board of directors such additional information and materials as it may deem necessary to make it aware of significant financial matters that require its attention;

•	monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise our board of directors on how to correct the deficiencies;

•	decide whether to approve engagements or transactions that require Audit Committee approval under the Companies Law, relating generally to certain related party transactions, approval of the terms of employment of officers and determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures;

•	meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits;

•	assessing the our internal audit system and the performance of our internal auditor;

•	determining whistle blower procedures (including in respect of the protections afforded to whistle blowers); and

•	conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in our Company.

Under a recent amendment to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent directors” (as defined in the Companies Law) and the chairman of the audit committee will be required to be an External Director. In addition, under the amendment, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions specified in the Companies Law.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee's responsibilities. Our audit committee duties are governed by a written charter.

Compensation Committee

Our compensation committee consists of Mr. Beilis, Ms. Dror and Mr. Shalgi, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules. Our compensation committee meets at least twice a year. Functions of the compensation committee include:

•	to recommend to our board of directors the compensation of the Company's executive officers;

•	to review and evaluate the compensation plans, policies and programs of the Company; and

•	to make recommendations to our board of directors and our shareholders relating to compensation to be provided to directors.

Our compensation committee duties are governed by a written charter.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Nass, Ms. Dror and Mr. Beilis, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules. Our corporate governance and nominating committee meets at least once a year. Functions of the corporate governance and nominating committee include:

20-F ClickSoftware Technologies Ltd.	Page 46

•	to monitor the composition of our board of directors and, when appropriate, seek, screen and recommend for nomination qualified candidates for election to our board of directors at the Company's annual meeting of shareholders;

•	to seek qualified candidates to fill vacancies on our board of directors;

•	to evaluate candidates identified on its own initiative as well as candidates referred to it by other members of the board of directors, by our management, by shareholders who submit names to our secretary for referral to the corporate governance and nominating committee, or by other external sources; and

•	to evaluate the structure and practices of our board of directors and, when appropriate, recommend new policies.

Our corporate governance and nominating committee duties are governed by a written charter. In addition, a code of recommended corporate governance practices has been attached to a recent amendment to the Companies Law which we intend to refer to if applicable and not inconsistent with our written charter.

6.D.	Employees

At December 31, 2011, we had 405 full time employees. Of these employees, 189 were based in Israel, 92 in the United States, 55 in Asia Pacific and 69 in EMEA.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2011:

	YEAR ENDED DECEMBER 31,
Department	2011	2010	2009

Services	199	142	123
Research and Development	66	56	67
Sales and Marketing	85	72	64
General and Administrative	55	48	41
Total	405	318	295

In addition to the number of full-time employees listed above, as at December 31, 2011 we had 51 full-time contractors in Israel (compared to 69 full-time contractors as a December 31, 2010) who work at an offsite location, focusing mainly on quality assurance for our professional services and research and development organizations.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Outside of Israel we accrue severance pay obligations when required under the applicable laws in such jurisdictions. Severance pay obligations made to Israeli employees are significant compared to employees of our subsidiaries outside of Israel. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $1,383,000 in 2011, $911,000 in 2010, and $527,000 in 2009. The increase in 2011 was largely attributable to appreciation in the value of the insurance policies and severance funds as well as to an increase in the number of employees and to accruals made in other jurisdictions. The increase in 2010 was largely attributable to appreciation in the value of the insurance policies and severance funds as well as an increase in the number of employees. We obtain and maintain for all of our Israeli employees' pension funds or manager's insurance as required by applicable Israeli law.

20-F ClickSoftware Technologies Ltd.	Page 47

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

As of March 20, 2012, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 2,330,871 shares (or 6.9% of our outstanding shares), which includes 988,292 options for the purchase of our Ordinary Shares and Mr. Hannan Carmeli, who beneficially owned 93,657 shares and 226,771 options for the purchase of our Ordinary Shares (or 1.0% of our outstanding shares in the aggregate).

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 20, 2012:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 20, 2012	NUMBER EXERCISABLE AT MARCH 20, 2012(1)	EXPIRATION DATE
1.3	250,000	250,000	2013
1.92-2.81	536,000	533,084	2013-2015
4.43	70,000	70,000	2014
5.91	100,000	45,833	2017
8.12	130,000	89,375	2016
9.71	100,000	-	2018
	1,186,000	988,292

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Mr. Hannan Carmeli that were outstanding as of March 20, 2012:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 20, 2012	NUMBER EXERCISABLE AT MARCH 20, 2012(1)	EXPIRATION DATE
1.66	30,000	30,000	2013
2.00	110,000	93,958	2015
2.55	35,000	35,000	2015
3.33	35,000	35,000	2014
5.80	75,000	32,813	2017
11.24	100,000	-	2019
	385,000	226,771

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

Share Incentive Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

20-F ClickSoftware Technologies Ltd.	Page 48

Our umbrella stock option plan, as amended, or the Plan, was adopted in 2000 and defines our stock option pool available for grants worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan. Pursuant to the Plan’s evergreen mechanism, or Evergreen Mechanism, the number of Ordinary Shares made available thereunder automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares or (iii) an amount determined by the Company's board of directors. In accordance with the Evergreen Mechanism, the board of directors increased the number of Ordinary Shares reserved under the Plan to 6,650,000 Ordinary Shares in the aggregate. As of March 20, 2012, 3,187,078 options were available under the Plan and 283,309 shares were available under an employee stock purchase plan which is currently inactive.

The purposes of the Plan are to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in our company. The Plan will expire in 2017, unless terminated earlier by the board of directors.

The Plan was amended at our 2010 ASM to include the right to grant RSUs. Currently, RSUs have been granted only to independent directors. For grants of RSUs to our directors, please see Item 6.B. "Compensation".

The Plan is administered by our board of directors or a committee of our board of directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options. Options generally have a term of between seven and ten years. Earlier termination may occur if an individual's employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted.

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

In 2001, we adopted the 2000 Approved U.K. Share Scheme for our employees located in the United Kingdom and in 2003, we adopted the 2003 Israeli Share Option Plan for our employees located in Israel, both of which were adopted under the Plan.

20-F ClickSoftware Technologies Ltd.	Page 49

Item 7.	Major Shareholders and Related Party Transactions

7.A.	Major shareholders

The following table sets forth, as of the date indicated below, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. Unless otherwise set forth below, the information below reflect holdings as of March 20, 2012.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent (1)
Dr. Moshe BenBassat (2)	2,330,871	6.9%
Idit BenBassat (3)	1,621,527	5.1%
G. Nicholas Farwell (4)	2,134,105	6.8%
FMR LLC (5)	3,112,288	9.9%
Officers and directors as a group (6) (9 persons)	2,857,275	8.6%

(1)	The percentages shown are based on 31,531,655 shares issued and outstanding as of March 20, 2012.

(2)	Includes (i) 942,459 options to purchase the Company's ordinary shares, exercisable within 60 days of March 20, 2012 and held by Dr. BenBassat; (ii)1,342,579 shares held by Singuno Pte. Ltd., a Singapore company controlled by Dr. BenBassat; and (iii) 45,833 options to purchase the Company's ordinary shares exercisable within 60 days of March 20, 2012 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit Ben Bassat and Dr. BenBassat (the "Plataine Options"). The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine. The Plataine options are reported as beneficially owned in their entirety by both Idit BenBassat, on Schedule 13G, and by Dr. BenBassat, herein, because of their shared control of Plataine; however, they constitute only a single set of options held by Plataine.

(3)	Based on Schedule 13G filed with the SEC on February 14, 2012 by Idit BenBassat, and which reflect holdings as of December 31, 2011. Consists of 1,581,944 shares held by Singdos Pte. Ltd., a Singapore company controlled by Idit BenBassat and includes 39,583 options to purchase the Company's ordinary shares exercisable within 60 days of December 31, 2011 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit Ben Bassat and Dr. Moshe BenBassat (referred to before as the "Plataine Options"). The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat on the Schedule 13G he has filed and by Idit BenBassat on the Schedule 13G she has filed because of their shared control of Plataine, but constitute only a single set of options held by Plataine.

(4)	Based solely on Amendment No. 3 to Schedule 13G filed with the SEC on February 11, 2010 by G. Nicholas Farwell, in which Mr. Farwell reports shared beneficial ownership of the shares, and which reflect holdings as of December 31, 2009.

(5)	Based solely on Schedule 13G filed with the SEC on March 12, 2012 by FMR LLC and certain of its affiliates. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC, and which reflect holdings as of March 9, 2012.

(6)	Includes 1,274,962 Ordinary Shares for which options and RSUs exercisable within 60 days of the date stated above, but does not include 474,764 Ordinary Shares for which options and RSUs granted to officers and directors which are not currently, and will not within 60 days be, exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2008		2011
		%		%
Total shares	28,655,670		31,368,888
Dr. Moshe BenBassat	2,630,843	8.5%	2,316,287	6.9%
Idit BenBassat	2,213,887	7.7%	1,621,527	5.2%
FMR LLC	(*)	-%	2,698,798	8.6%
G. Nicholas Farwell	2,836,660	9.9%	2,134,105	6.8%
Austin W. Marxe and David M. Greenhouse	2,476,142	8.6%	(*)	-%

(*) Not known to us.

20-F ClickSoftware Technologies Ltd.	Page 50

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of December 31, 2011, there were 31 holders of record of our ordinary shares in the United States, representing approximately 99% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our ordinary shares are held by brokers or other nominees.

7.B.	Related party transactions

Since January 1, 2011, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time, except for service agreements with our Chairman and Chief Executive Officer Dr. Moshe BenBassat (See Item 10.C "Material contracts not in the ordinary course of business") and compensation to our directors and officers (See Item 6.B "Compensation").

7.C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A.	Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales from Israel in 2011 were $86.2 million, or 99.0% of revenues, compared with $70.2 million, or 98.8% of revenues, in 2010, and $60.5 million, or 99.0% of revenues, in 2009.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

We do not have a formal dividend policy governing the amounts and payment of dividends. Until 2011, we retained all earnings for use in our business. On April 27, 2011, our board of directors approved the distribution of a $0.32 per share dividend to be paid quarterly in four equal amounts over four quarters. As of December 31, 2011 we distributed a cash dividend in the aggregate amount of $7.5 million pursuant to this approval. Payment of future dividends is at the discretion of our board of directors.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2011.

20-F ClickSoftware Technologies Ltd.	Page 51

Item 9.	The Offer and Listing

9.A.	Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market. The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

	High	Low
	($)	($)
Annual Information
2007	6.84	2.91
2008	4.00	1.81
2009	8.43	1.88
2010	8.07	4.82
2011	10.70	7.24

Quarterly Information
First quarter 2010	7.76	6.63
Second quarter 2010	7.27	4.82
Third quarter 2010	6.60	5.23
Fourth quarter 2010	8.07	6.09
First quarter 2011	9.36	7.24
Second quarter 2011	10.70	8.62
Third quarter 2011	10.36	7.42
Fourth quarter 2011	9.90	8.33

Monthly Information
September 2011	8.49	7.42
October 2011	9.90	8.33
November 2011	9.74	8.61
December 2011	9.75	8.95
January 2012	10.72	9.48
February 2012	10.97	10.13
March 2012 (through March 20)	12.75	11.12

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares have been quoted on the Nasdaq Global Select Market since July 1, 2009 under the symbol CKSW. From August 29, 2002 to July 1, 2009, our Ordinary Shares were traded on the Nasdaq Capital Market under the same symbol (except between November 6, 2002 and March 6, 2003, when our symbol was CKSWE). Prior to that, beginning on June 22, 2000, our Ordinary Shares were quoted on the Nasdaq National Market under the same symbol, CKSW.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 52

Item 10.	Additional information

10.A.	Share capital

Not applicable.

10.B.	Memorandum and articles of association

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

The Companies Law requires that an office holder in the company or a controlling shareholder in a public company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company, no later than the first meeting of the board of directors to discuss such existing or proposed transaction. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the office holder in the company or a controlling shareholder in a public company also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. According to a recent amendment to the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half (instead of one-third, as was applicable prior to the amendment) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, as under current law) of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

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

20-F ClickSoftware Technologies Ltd.	Page 53

•	Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

•	Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

•	Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Rights, preferences and restrictions of shares

•	General. Our share capital is NIS 2,100,000, divided into: (i)100,000,000 Ordinary Shares, and (ii) 5,000,000 Special Preferred Shares of NIS 0.02 par value each. Our Ordinary Shares do not have preemptive rights.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

20-F ClickSoftware Technologies Ltd.	Page 54

•	No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights. A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights. Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and an even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

•	Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

20-F ClickSoftware Technologies Ltd.	Page 55

Restrictions on Shareholders Rights to Own Securities

Our articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Acquisitions under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

20-F ClickSoftware Technologies Ltd.	Page 56

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

20-F ClickSoftware Technologies Ltd.	Page 57

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Potential Issues that Could Delay a Merger

Our articles of association provides for a staggered board of directors, which could delay, defer or prevent a change of control. In addition, certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. For example, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as the Investment Center. See Item 3.D – Risk factors "We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity."

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

10.C.    Material contracts not in the ordinary course of business

In 2010, we entered into two management and consulting agreements, or the Consulting Agreements, with companies owned by Dr. Moshe BenBassat our Chairman and Chief Executive Officer, and his immediate family, through which he provides services to us and our subsidiaries on a full-time basis. The Consulting Agreements provide that the relationship is "at-will" and may be terminated at any time by either us or Dr. BenBassat with or without cause by giving 90 days prior written notice (in case of termination for cause, the Consulting Agreements may be terminated by us without prior notice). The Consulting Agreements provide for an annual consulting fee of $468,000 (as of January 1, 2011) and an annual performance bonus not to exceed 133% of the annual consulting fee, which amount is set by our Compensation Committee. The Consulting Agreements provide that in the event that Dr. BenBassat's engagement is terminated other than for cause, he will be entitled to severance payments in amounts equal to twelve months of the consulting fee as of the date of termination. Dr. BenBassat is entitled to full acceleration of the vesting of all of his options in the event of a change in control. The right to receive the contractual severance benefits set forth above will immediately terminate if Dr. BenBassat is terminated for cause, as defined in the Consulting Agreements. The Consulting Agreements contain provisions regarding confidentiality, ownership of inventions, as well as a twelve-month non-compete and non-solicitation undertaking of Dr. BenBassat. Our board of directors is authorized, upon the recommendation of our Compensation Committee, to change the consulting fee payable to the consulting companies through which Dr. BenBassat provides services by an amount not exceeding 10% in any calendar year.

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

20-F ClickSoftware Technologies Ltd.	Page 58

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

Israeli Taxation Considerations

General Corporate Tax Structure

Income not eligible for "Approved enterprise" benefits was taxed in 2011 at a regular corporate tax rate of 24% (25% in 2010 and 26% in 2009). The tax rate was scheduled to be gradually reduced to 18% in 2016 and beyond. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the corporate tax rate was increased to 25% in 2012 and thereafter. However, the effective rate of tax payable by a company which derives income from an "Approved Enterprise" may be considerably lower – see discussion below. Due to budgetary constraints, from time to time the Israeli Government has considered delaying the Israeli company tax rate decreases but no decisions have yet been taken in this regard.

Law for the Encouragement of Capital Investments, 1959

General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Pursuant to the Investment Law, an Industrial Company is a company resident in Israel, if at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 24%, instead of the tax rates under the "General Corporate Tax Structure" above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years or fifteen years (see the 2005 Amendment below) from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

20-F ClickSoftware Technologies Ltd.	Page 59

A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the approved enterprise is eligible for a beneficial tax rate (24% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

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

20-F ClickSoftware Technologies Ltd.	Page 60

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

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

•	Tax "holiday" package – for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 10 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

20-F ClickSoftware Technologies Ltd.	Page 61

•	Grant / Reduced tax package – for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

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

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We chose not to adopt the new law during 2011. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have material ramifications on the tax payable in respect of our Israeli operations.

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

20-F ClickSoftware Technologies Ltd.	Page 62

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the “Inflationary Adjustments Law,” was designed to deal with taxation issues caused by rapid inflation. Under the Inflationary Adjustments Law, taxable results of Israeli companies up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index. The Inflationary Adjustments Law was repealed commencing from tax year 2008.

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

20-F ClickSoftware Technologies Ltd.	Page 63

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 30%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (24% in 2011 and 25% in 2012 and thereafter). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 45% in 2011 and up to 48% in 2012 and thereafter) and the regular corporate tax rate for corporations (24% in 2011 and 25% in 2012 and thereafter) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (at a tax rate in 2011 of 24% and 25% in 2012 and thereafter for a corporation and a marginal tax rate of up to 45% in 2011 and up to 48% in 2012 and thereafter for individuals). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbroker or financial institution through which the sold securities are held, are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual in 2011.

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

Dividends

A distribution of dividend from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an "Approved Enterprise" to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

20-F ClickSoftware Technologies Ltd.	Page 64

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a "U.S. Holder" arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a "U.S. Holder" is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

20-F ClickSoftware Technologies Ltd.	Page 65

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder's particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for "qualified dividend income" and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as "investment income" pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under "Israel Corporate Tax Considerations - Taxation of Our Shareholders – Dividends.") Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

20-F ClickSoftware Technologies Ltd.	Page 66

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual's gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's tax basis for the Ordinary Shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder's total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

20-F ClickSoftware Technologies Ltd.	Page 67

•	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

•	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a "QEF election", or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder's adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the "HIRE Act"), some payments to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See "—Non-U.S. Holders of Ordinary Shares."

20-F ClickSoftware Technologies Ltd.	Page 68

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to "foreign financial institutions" and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

10.F.      Dividends and paying agents

Not applicable.

10.G.     Statement by experts

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 69

10.H.     Documents on display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

You may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I.     Subsidiary information

Not applicable.

item 11.     Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in the Americas, EMEA, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2011, 47% of our revenues and 35% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros. In 2011, the net effect of the change in value of the U.S. dollar against other currencies was an increase in revenues by $1.7 million, an increase in costs of revenues by $0.8 million and an increase in operating expenses by $0.9 million.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. At December 31, 2011, we had short forward exchange contracts to sell up to Euro 5.1 million for a total amount of $6.5 million, British Pounds 3.7 million for a total amount of $5.8 million, Canadian Dollar 0.1 million for a total amount of $0.1 million and NIS 13.4 million for a total amount of $3.6 million.

Interest Rate Risk. As of December 31, 2011, we had cash, cash equivalents and short-term investments of $53.9 million, which consist mainly of cash, short-term bank deposits with major banks and government and corporate bonds. Of this, a total of $6.7 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value would have an immaterial impact on our business, financial condition and results of operations. As of March 2012, our policy is that up to $5 million of our total cash and investments may be invested in companies that have a policy to regularly distribute dividends or in ETFs of a similar nature.

20-F ClickSoftware Technologies Ltd.	Page 70

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2011 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2012
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$14,683
Average interest rate	0.7%
Government and corporate bonds	$10,945
Average interest (yield) rate	0.9%
Bank deposits	$28,243
Average interest rate	2.1%

B) Long-term debts:
None

Item 12.     Description of Securities other than Equity Securities

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

20-F ClickSoftware Technologies Ltd.	Page 71

Part two

Item 13.	Defaults, dividend arrearages and delinquencies

None.

Item 14.	Material modifications to the rights of security holders and use of proceeds

None.

Item 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, the independent registered public accounting firm that audited our 2011 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     Audit Committee Financial Expert

Our board of directors has determined that Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the Exchange Act Rules, and is independent in accordance with applicable Exchange Act rules and Nasdaq Rules.

20-F ClickSoftware Technologies Ltd.	Page 72

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

ITEM 16C.     Principal Accountant Fees and Services

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our independent registered public accounting firm for each of the three years ended December 31, 2011, 2010 and 2009.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co and/or other member firms of Deloitte Touche Tohmatsu for all services, including audit services, for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
Audit fees (1)	$175,000	$177,000
Audit-related fees	-	-
Tax fees (2)	37,000	31,000
All other fees	-	-

Total	$212,000	$208,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

Pre-Approval of Auditors' Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2011 and 2010 were either pre-approved by the full audit committee, or by the Chairman of the Audit Committee, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee).

ITEM 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 73

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

As described in Item 10.B. "Memorandum and articles of association," Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market has a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the such issuer's common voting stock. However, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and even lower in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting. Our quorum requirements for an adjourned meeting do not comply with the Nasdaq requirements and we instead follow our home country practice.

We have chosen to follow our home country practice in lieu of the requirements of Rule 5250(d)(1), relating to an issuer's furnishing of its annual report to shareholders and we post our annual report on Form 20-F on our website (www.clicksoftware.com) as soon as practicable following the filing of the annual report on Form 20-F with the SEC.

ITEM 16H.     Mine Safety Disclosure

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 74

Part Three

Item 17.     Financial statements

Not applicable.

Item 18.     Financial statements

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, statements of operations, changes in shareholders' equity and comprehensive income, and cash flows as of and for the year ended December 31, 2011 of the Company and our report dated March 26, 2012 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 26, 2012

20-F ClickSoftware Technologies Ltd.	Page 76

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 26, 2012

20-F ClickSoftware Technologies Ltd.	Page 77

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	DECEMBER 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$14,683	$25,749
Deposits (Note 3)	28,243	16,747
Marketable securities (Note 3)	10,945	7,839
Trade receivables, net of allowance for doubtful accounts of $701 and $1,102 as of December 31, 2011 and 2010, respectively (Note 4)	23,378	14,255
Deferred taxes (Note 14)	540	2,220
Other receivables and prepaid expenses (Note 5)	2,610	2,431
Total Current Assets	80,399	69,241

Long-Term Assets:
Deposits (Note 6 & Note 11A)	1,093	620
Other receivables and prepaid expenses (Note 5)	233	364
Severance Pay funds (Note 7)	1,746	1,703
Deferred taxes (Note 14)	550	-
Identifiable Intangible assets, Net (Note 8)	1,166	2,004
Goodwill (Note 8)	1,572	2,511
Property and Equipment, Net (Note 9)	3,873	3,384
Total Long-Term Assets	10,233	10,586

TOTAL ASSETS	$90,632	$79,827

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses (Note 10)	$13,608	$12,574
Dividend payable (Note 12F)	2,536	-
Deferred revenues	9,529	7,957
Total Current Liabilities	25,673	20,531

Long-Term Liabilities:
Accrued severance pay (Note 7)	3,847	3,431
Deferred tax liability (Note 14)	180	-
Deferred revenues	1,828	1,777
Total Long-Term Liabilities	5,855	5,208

Total Liabilities	31,528	25,739

Commitments and Contingencies (Note 11)

Shareholders' Equity (Note 12):
Special preferred shares NIS 0.02 par value:
Authorized – 5,000,000 as of December 31, 2011 and 2010; no issued and outstanding shares as of December 31, 2011 and 2010;
Ordinary shares of NIS 0.02 par value:
Authorized - 100,000,000 as of December 31, 2011 and 2010;
Issued – 31,407,888 shares as of December 31, 2011 and 30,673,227 as of December 31, 2010;
Outstanding – 31,368,888 shares as of December 31, 2011 and 30,634,227 shares as of December 31, 2010;	131	126
Additional paid-in capital	84,383	81,170
Accumulated other comprehensive income	(167)	228
Accumulated deficit	(25,200)	(27,393)
	59,147	54,131
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	59,104	54,088

Total Liabilities and Shareholders' Equity	$90,632	$79,827

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 78

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Revenues (Note 13):
Software license	$31,542	$25,825	$19,259
Services	55,545	45,194	41,864
Total revenues	87,087	71,019	61,123

Cost of revenues:
Software license	2,519	2,299	1,980
Services	29,177	24,614	18,851
Total cost of revenues	31,696	26,913	20,831

Gross profit	55,391	44,106	40,292

Operating expenses:
Research and development	9,019	8,081	6,666
Less – participation by the Chief Scientist of the Government of Israel	-	161	167
Research and development , net	9,019	7,920	6,499
Selling and marketing	23,382	19,213	16,240
General and administrative	7,386	6,747	6,423
Impairment of goodwill (Note 8C)	939	-	-
Total operating expenses	40,726	33,880	29,162
Operating income	14,665	10,226	11,130
Interest income, net	7	189	380
Net income before taxes	14,672	10,415	11,510
Taxes on income (Tax benefit) (Note 14)	2,462	1,370	(1,004)
Net income	$12,210	$9,045	$12,514

Basic net earnings per share	$0.39	$0.30	$0.43
Diluted net earnings per share	$0.38	$0.28	$0.40

Shares used in computing basic net earnings per share	31,014,373	30,415,679	29,400,973
Shares used in computing diluted net earnings per share	32,226,883	32,037,399	31,137,238

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 79

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except for share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total

Balance as of December 31, 2008	28,655,670	$116	$74,771	$(48,952)	$194	$(43)	$26,086

Employee options exercised	1,588,660	8	3,170	-	-	-	3,178
Stock-based compensation expense related to employees and consultants	-	-	992	-	-	-	992
Accumulated other comprehensive income	-	-	-	-	(112)	-	(112)
Net Income	-	-	-	12,514	-	-	12,514
Balance as of December 31, 2009	30,244,330	$124	$78,933	$(36,438)	$82	$(43)	$42,658

Employee options exercised	389,897	2	1,068	-	-	-	1,070
Stock-based compensation expense related to employees and consultants	-	-	1,169	-	-	-	1,169
Accumulated other comprehensive income	-	-	-	-	146	-	146
Net Income	-	-	-	9,045	-	-	9,045
Balance as of December 31, 2010	30,634,227	$126	$81,170	$(27,393)	$228	$(43)	$54,088

Employee options exercised	734,661	5	1,482	-	-	-	1,487
Stock-based compensation expense related to employees and consultants	-	-	1,731	-	-	-	1,731
Accumulated other comprehensive income (*)	-	-	-	-	(395)	-	(395)
Dividend	-	-	-	(10,017)	-	-	(10,017)
Net Income	-	-	-	12,210	-	-	12,210
Balance as of December 31, 2011	31,368,888	$131	$84,383	$(25,200)	$(167)	$(43)	$59,104

(*) Loss on derivatives designated for cash flow hedge is $440 and gain on marketable securities is $45.

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 80

CLICKSOFTWARE TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	YEAR ENDED DECEMBER 31,
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$12,210	$9,045	$12,514

Adjustments to reconcile net income to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation	1,519	1,254	1,032
Stock-based compensation	1,731	1,169	992
Amortization of acquired intangible assets	782	796	366
Impairment of goodwill	939	-	-
Impairment of acquired intangible assets	55	-	-
Severance pay, net	373	334	(41)
Gain on marketable securities	(94)	(59)	(2)
Other	11	8	22

Changes in operating assets and liabilities:
Trade receivables	(9,123)	2,155	(8,585)
Deferred taxes	1,310	940	(1,220)
Other receivables	(443)	(669)	(1,021)
Accounts payable and accrued expenses	1,034	955	2,839
Deferred revenues	1,623	441	650
Net cash provided by operating activities	11,927	16,369	7,546

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment	(2,018)	(1,517)	(2,057)
Acquisition of intangible assets and goodwill	-	-	(5,679)
Decrease (Increase) in deposits, net	(11,969)	681	(3,492)
Investments in marketable securities	(8,298)	(8,451)	(2,425)
Proceeds from sales of marketable securities	5,286	2,003	1,095
Net cash used in investing activities	(16,999)	(7,284)	(12,558)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend paid	(7,481)	-	-
Employee options exercised	1,487	1,070	3,179
Net cash provided by (used in) financing activities	(5,994)	1,070	3,179

Increase (decrease) in cash and cash equivalents	(11,066)	10,155	(1,833)
Cash and cash equivalents at beginning of year	25,749	15,594	17,427
Cash and cash equivalents at end of year	$14,683	$25,749	$15,594

Supplemental cash flow information:
Cash paid for taxes	$713	$133	$156
Cash paid for interest	$4	$4	$7

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 81

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of software products and solutions for workforce management and optimization. The Company's products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable its customers to more efficiently manage their service operations in a scalable, integrated manner.

The Company's solutions are grouped into three main suites which together comprise its Service Optimization Suite:

Field Service Daily Suite covers automatic decision making and optimization support to manage field service operations.

Roster (Shift Planning) Suite covers shift planning needs for both the manager as well as the employee to optimize the balance between staffing levels needed for serving customers and managing labor costs, and employee preferences.

ClickMobile and Mobility Suite  covers the needs of the mobile individual and back-office staff for field data communication.

The Company's Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company's Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, shift planning and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution. The following comprise the individual products of the above suites: ClickSchedule, ClickAnalyze, ClickMobile, ClickLocate, ClickContact, ClickRoster, ClickPlan and ClickForecast. The Company offers solutions for the small and mid-size company markets in the form of ClickIMRS. The Company provides a Cloud-based offering of its Service Optimization Suite via ClickSoftware Cloud Services.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd., a wholly owned subsidiary of ClickSoftware, Inc.), in Japan (ClickSoftware Japan KK) and in India (ClickSoftware India Private Limited). The subsidiaries are primarily engaged in the sale and marketing of the Company's products in the Americas, EMEA (Europe, Middle East and Africa but not including Israel) and the rest of the world. All significant material intercompany balances and transactions have been eliminated.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in ASC 830 ("Foreign Currency Matters") . All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

20-F ClickSoftware Technologies Ltd.	Page 82

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

Short term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits.

Marketable securities

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of other comprehensive income in equity until realized. Unrealized losses that are considered to be other-than-temporary are charged to statement of operations as an impairment charge and are included in the consolidated statement of operations under financial expenses. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses.

Fair values for marketable securities were determined using the quoted prices in active market for identical asset (level 1).

Property and equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 16 years. Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term or the useful lives of the improvements.

The Company complies with provisions of ASC 360, ("Property, Plant and Equipment"). ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Identifiable Intangible Assets

Intangible assets representing primarily core technology and in process research and development ("IPR&D"), customer lists and relationships and non-competition arrangements (arising from business combinations) are recorded at cost less accumulated amortization as outlined in Note 8. Intangible assets are amortized over their estimated useful lives on a straight-line basis ranging from 3 to 6 years.

20-F ClickSoftware Technologies Ltd.	Page 83

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

Revenue recognition

The Company recognizes revenues in accordance with the ASC 985-605 ("Software Revenue Recognition").

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

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element of the arrangement based on the residual method. Under the residual method, consideration is allocated to undelivered elements based upon the VSOE of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue. The Company determines the fair value of each element in multiple-element arrangements other than license based on vendor specific objective evidence, or VSOE. The Company determines the VSOE for each element according to the price charged when the element is sold separately. For post-contract customer support, the Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, the Company determines the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions.

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

Revenue from software licenses that require significant customization, integration and implementation are recognized based on ASC 605-35 ("Construction-Type and Production-Type Contracts") using contract accounting on the percentage-of-completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, the Company estimates time to completion with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

20-F ClickSoftware Technologies Ltd.	Page 84

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

The Company categorizes revenue as either software license revenue or services revenue. The Company allocates revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which the Company has established the VSOE for all undelivered elements. Where the Company is unable to establish the VSOE for all undelivered elements, the Company takes a systematic approach, whereby the Company first allocates revenue to any undelivered elements for which the VSOE has been established, and then allocates revenue to any undelivered elements for which the VSOE has not been established based on management's best estimate of the fair value of those undelivered elements. The Company then applies a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

Basic and diluted net income per share

Basic and diluted net income per share are presented in conformity with ASC 260 ("Earnings per Share") for all years presented. Basic net income per share have been computed using the weighted-average number of ordinary shares outstanding during the year, net of treasury shares (see Note 12). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of options to purchase shares, excluded from the calculations of diluted net income per share, were 497,000, 474,000 and 267,300 for the years ended December 31, 2011, 2010 and 2009, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current accounts receivable, marketable securities and accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-based compensation

ASC 718 ("Compensation – Stock Compensation") requires that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The main awards issued under Company stock-based compensation plans, which are described in Note 12D, "Employee, Directors, and Consultant Option Plans", include stock options. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) reduced by estimated forfeitures in the Company Consolidated Statement of Operations.

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

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

20-F ClickSoftware Technologies Ltd.	Page 85

For uncertain tax positions, the Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense.

Reclassification

Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2011 presentation.

Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also Note 12F.

Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 2202 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (OCI). The ASU does not change the items that must be reported in OCI. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

On September 15, 2011, the FASB issued ASU 2011-08, which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 86

On December 16, 2011, the FASB issued ASU 2011-11, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under U.S. GAAP because under U.S. GAAP certain derivative and repurchase agreement arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with U.S. GAAP. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The amendments are effective for annual periods beginning after January 1, 2013 on a prospective basis. The Company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements." The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

NOTE 3 — SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	DECEMBER 31,
	2011	2010

Bank deposits and money market funds (1)	$28,243	$16,747
Marketable securities (2)	10,945	7,839
	$39,188	$24,586

(1) The bank deposits and money market funds bear interest at an average annual rate of 2.1% and 1.5% for 2011 and 2010, respectively.

(2) Consists of government and corporate bonds, which provide a yield at an average annual rate of 0.9% each year.

NOTE 4 — TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A.	Trade receivables

	DECEMBER 31,
	2011	2010

Accounts receivables billed	$21,807	$12,740
Accounts receivables unbilled	2,272	2,617
Allowance for doubtful accounts (*)	(701)	(1,102)
Trade receivables, net	$23,378	$14,255

(*) The 2010 increase in allowance for doubtful accounts is mostly due to the bankruptcy of a customer.

20-F ClickSoftware Technologies Ltd.	Page 87

B.	Allowance for doubtful accounts

	DECEMBER 31,
	2011	2010

Balance at beginning of year	$1,102	$501
Increase of allowance	139	601
Write-off	(540)	-
Balance at year end	$701	$1,102

NOTE 5 — OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2011	2010

Prepaid expenses	$2,113	$2,091
Government participation and other government receivables	426	248
Employees	125	53
Other	179	403
	$2,843	$2,795

Other receivables and prepaid expenses – Short term	$2,610	$2,431
Other receivables and prepaid expenses – Long term	233	364
	$2,843	$2,795

NOTE 6 — LONG-TERM DEPOSITS

	DECEMBER 31,
	2011	2010

Bank deposits (see also Note 11A)	$1,093	$620
	$1,093	$620

The bank deposits bear interest at an average annual rate of 2.1%. and 1.2% for 2011 and 2010, respectively.

NOTE 7 — ACCRUED SEVERANCE PAY, NET

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company's severance pay obligation to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds. Outside of Israel the Company accrues severance pay obligations when required under the applicable laws in such jurisdictions. Severance pay obligations made to Israeli employees are considered significant compared to all other subsidiaries.

Severance pay expenses amounted to $1,383, $911 and $527 for the years ended December 31, 2011, 2010 and 2009, respectively.

20-F ClickSoftware Technologies Ltd.	Page 88

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Goodwill:

	DECEMBER 31,
	2011	2010

Balance as of January 1	$2,511	$2,511
Changes during year:
Impairment	(939)	-
Balance as of December 31(*)	$1,572	$2,511

(*) All goodwill balance as of December 31, 2011 relates to ClickSoftware reporting unit

B.	Identifiable intangible assets, Net:

		DECEMBER 31,
	Useful life	2011	2010
Original amount
Core technology	3-6 years	$1,507	$1,507
IPR&D	4 years	472	472
Customer relationship, net of impairment (see C below)	3-6 years	1,007	1,062
Non-Compete	4 years	127	127
		$3,113	$3,168
Accumulated Amortization		1,947	1,164
Identifiable intangible assets, Net		$1,166	$2,004

The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

2012	$714
2013	277
2014	86
2015 and thereafter	89
$1,166

C.	Goodwill and Other Intangible Assets impairment testing

The company performs its annual impairment tests in the fourth quarter. For impairment testing the company identifies two separate reporting units: ClickSoftware and ST (acquired from AST Technologies in 2009). In the fourth quarter of 2011, as a result of the company's analysis, the company determined that certain goodwill and intangible assets of the ST reporting unit were impaired, as the company determined that its Cloud Services offering better addressed the needs of its customers and provided the company with a greater market potential than the ST offering and therefore decided to cease offering the ST application. Thus, goodwill and customer relations for the ST reporting unit were reassessed at a value of zero. As a result, a $939,000 goodwill impairment and a $55,000 of intangible assets impairment charges were recorded as of December 31, 2011. For ClickSoftware the fair value was significantly higher than the carrying amount.

20-F ClickSoftware Technologies Ltd.	Page 89

NOTE 9 — PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2011	2010
Cost
Computers and office equipment	$6,805	$5,740
Leasehold improvements	2,199	1,520
	$9,004	$7,260
Accumulated Depreciation	5,131	3,876
Property and equipment, net	$3,873	$3,384

NOTE 10 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2011	2010

Suppliers	$4,789	$5,453
Employee and related costs	6,310	5,449
Government commitment	2,265	1,557
Other	244	115
	$13,608	$12,574

NOTE 11 — COMMITMENTS AND CONTINGENCIES

A.	The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2011, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2012 aggregated approximately $0.6 million. The letters of credit are secured by $0.6 million in deposits to cover any potential payments under the guarantees.

B.	The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India and Australia, for periods expiring in the years 2012 through 2021. Minimum future rental payments, as of December 31, 2011 are as follows:

2012	$2,346
2013	2,230
2014	771
2015-2021	1,628
$6,975

Rent expense amounted to $2,244, $1,728 and $1,400 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company has a lease for approximately 50,000 square feet of office space in Petach Tikva, Israel. The Company has a lease for office space in Burlington, Massachusetts for approximately 16,000 square feet.

C.	From time to time, the Company is involved in various routine legal proceedings incidental to the ordinary course of our business. The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company's business or consolidated financial condition.

20-F ClickSoftware Technologies Ltd.	Page 90

NOTE 12 — SHAREHOLDERS' EQUITY

A.	Public Company

The Company's shares are publicly traded on the Nasdaq Global Select Market.

B.	Share Capital

Share capital is comprised of issued and outstanding ordinary shares of NIS 0.02 par value.

C.	Employee Stock Purchase Plan

During 2000, the board of directors approved the ESPP (Employee Stock Purchase Plan) effective August 2000. As of December 31, 2004, 766,691 ordinary shares were issued under the ESPP, and an additional 283,309 ordinary shares are reserved for issuance. During 2004, the Company board of directors resolved to temporarily suspend the ESPP.

D.	Employee, Directors, and Consultant Option Plans

The Company adopted its umbrella option plan in 2000 (the "Plan"). Pursuant to the Plan the number of Ordinary Shares made available under it automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares, and (iii) an amount determined by the Company's board of directors.

Under the Plan and it sub-plans, the Company granted 554,000, 589,000 and 489,500 at an average exercise price of $8.71, $6.11 and $6.49 for the years ended December 31, 2011, 2010 and 2009 respectively.

During the year ended December 31, 2008, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 115,000 ordinary shares.

During the year ended December 31, 2009, the board of directors and shareholders at the annual meeting approved the grants of options to directors to purchase 242,500 ordinary shares.

During the year ended December 31, 2010, the Company amended the Plan to include the right to grant Restricted Share Units with respect to Ordinary Shares of the Company ("RSUs") with an exercise price per share equal to the par value of each share underlying the RSU. In the year ended December 31, 2010, the board of directors and shareholders at the 2010 Annual Shareholders Meeting ("2010 ASM") annual meeting approved the grants of an aggregate of 48,000 RSUs to independent directors and a grant of an option to the Company chairman to purchase 100,000 ordinary shares. This RSU grant was in accordance with the resolutions adopted by our shareholders at the 2010 ASM which provided that: (i) each independent director (defined for the purpose hereof as External Directors according to the Companies Law and all other directors other than our employees or our consultants or of any subsidiary), who is appointed as our director, at or after the 2010 ASM, is automatically granted 8,000 RSUs, upon the date such individual first becomes a director; and (ii) each independent director is automatically granted 8,000 RSUs, following each annual meeting of our shareholders, beginning with the Company's 2011 annual shareholders meeting, if on such date he or she shall have served on our Board for at least the preceding six months.

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2011, Company granted an aggregate of 48,000 RSUs to independent directors.

In the year ended December 31, 2011, the board of directors and shareholders at the annual meeting approved a grant of an option to the Company chairman to purchase 100,000 ordinary shares.

During 2003, the board of directors decided to increase the reserve for grants under the Plan, by 400,000 options effective January 1, 2004.

During 2005, the board of directors decided to increase the reserve for grants under the Plan, by 450,000 options effective January 1, 2006.

20-F ClickSoftware Technologies Ltd.	Page 91

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

During 2011, the board of directors decided to increase the reserve for grants under the Plan, by 800,000 options (and RSUs) effective January 1, 2012.

A summary of the status of the Company's stock option plans as of December 31, 2011 and 2010 and changes during the years then ended are as follows:

			WEIGHTED	WEIGHTED
	OPTIONS AND		-AVERAGE	-AVERAGE
	SHARES		EXERCISE	FAIR
	AVAILABLE	OUTSTANDING	PRICE PER	VALUE OF
	FOR GRANT	OPTIONS	SHARE ($)	OPTION
Outstanding December 31, 2008	1,966,915	4,441,230	2.23
Increase in option pool, net	547,269	-	-
Granted	(489,500)	489,500	6.49	$3.93
Forfeited	104,981	(104,981)	3.49
Exercised	-	(1,588,660)	2.00
Outstanding at December 31, 2009	2,129,665	3,237,089	2.94
Increase in option pool, net	800,000	-	-
Granted	(589,000)	589,000	6.11	$3.90
Forfeited	188,072	(188,072)	7.06
Exercised	-	(389,897)	2.65
Outstanding at December 31, 2010	2,528,737	3,248,120	3.31
Increase in option pool, net	800,000	-	-
Granted	(554,000)	554,000	8.71	$5.17
Forfeited	45,650	(45,650)	6.14
Exercised	-	(734,661)	2.07
Outstanding at December 31, 2011	2,820,387	3,021,809	4.56

20-F ClickSoftware Technologies Ltd.	Page 92

The following table summarizes information about options outstanding and exercisable as of December 31, 2011:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	NUMBER	WEIGHTED-		NUMBER	WEIGHTED-
RANGE OF	OUTSTANDING	AVERAGE	WEIGHTED-	OUTSTANDING	AVERAGE	WEIGHTED-
EXERCISE	AT	REMAINING	AVERAGE	AT	REMAINING	AVERAGE
PRICE	DECEMBER 31,	CONTRACTUAL	EXERCISE	DECEMBER 31,	CONTRACTUAL	EXERCISE
	$2011	LIFE	PRICE	2011	LIFE	PRICE
0.01	31,335	6.5	$0.01	-	-	-
0.26 – 2.00	1,044,028	2.3	$1.74	1,024,778	2.3	$1.73
2.04 – 3.51	521,454	3.2	$2.84	505,829	3.1	$2.82
4.25 – 4.45	172,367	2.8	$4.33	172,367	2.8	$4.33
5.16 – 6.77	326,706	4.9	$5.62	180,560	4.9	$5.53
7.06 – 8.12	428,919	5.0	$7.38	251,354	4.9	$7.44
9.48 – 9.71	497,000	6.3	$9.54	-	-	-
	3,021,809			2,134,888

As of December 31, 2011, the aggregate intrinsic value for the options exercisable was $13.7 million with a weighted-average remaining contractual life of 3.1 years. Additionally, there were 0.9 million options expected to vest with a weighted-average exercise price of $7.85 and an aggregate intrinsic value of $1.5 million with a weighted-average remaining contractual life of 5.8 years.

E.	Stock-based compensation expenses

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	YEAR ENDED DECEMBER 31,
	(in thousands)
	2011	2010	2009

Cost of revenues	$202	$170	$132
Research and development expenses	168	145	120
Selling and marketing expenses	389	334	266
General and administrative expenses	972	520	474
Total	$1,731	$1,169	$992

Compensation cost related to share incentives is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718 in 2011 was $1,731, in 2010 was $1,169 and in 2009 was $992.

The unrecognized stock-based compensation cost calculated under the fair value method for shares incentives expected to vest (unvested shares net of expected forfeitures) as of December 31, 2011 was approximately $3.6 million and is expected to be recognized over a weighted-average period of 2.2 years.

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions: (1) expected life of 4.7 years (2010 – 4.8, 2009 – 5.1); (2) dividend yield of 3.4% (2010 – 0%, 2009 – 0%); (3) expected volatility of 61% (2010 – 66%, 2009 – 70%); and (4) risk-free interest rate of 2.5% (2010 –3.0%, 2009 – 3.4%).

F.	Dividend

During 2011 the Company declared a cash dividend to its shareholders in the amount of $10 million ($0.32 per share). During 2011 the Company distributed a cash dividend of $7.5 million ($0.24 per share).

Subsequent to December 31, 2011, the Company distributed a cash dividend in the amount of $2.5 million.

20-F ClickSoftware Technologies Ltd.	Page 93

NOTE 13 — SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company's revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Revenue
Americas	$40,070	$28,681	$22,676
EMEA	39,455	37,080	27,832
Israel	847	849	596
Asia Pacific	6,715	4,409	10,019
	$87,087	$71,019	$61,123

Major customers- as percentage of total sales:

	2011	2010	2009
	%	%	%

Customer A	12	12	(*)
Customer B	10	(*)	(*)
Customer C	(*)	(*)	11

(*) Less than 10%

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2011	2010
Property and Equipment, Net
Americas	$448	$444
EMEA	475	497
Asia Pacific	361	264
Israel	2,589	2,179
	$3,873	$3,384

NOTE 14 –TAXES ON INCOME (TAX BENEFIT)

A.	Company

Part of the Company's investment in equipment has received approvals ("Approved Enterprise" status) in accordance with the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first, second and third plans benefit periods have already expired.

20-F ClickSoftware Technologies Ltd.	Page 94

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

In 2006, the Company received approval by the amendment to the Investment Law (Fourth plan) as a Privileged Enterprise. The commencing year was 2004. 2011 is the first year the Company generated income subject to the provision of the new law. The expected expiration year is 2015.

In 2007, the Company received approval by the amendment to the Investment Law (Fifth plan) as a Privileged Enterprise. The commencing year was 2006. 2011 is the first year the Company generated income subject to the provision of the new law. The expected expiration year is 2017.

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

Income not eligible for "Approved Enterprise" benefits mentioned above is taxed at a regular rate of 24% (25% in 2010).

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its Approved Enterprise status, the Company would have to pay corporate tax of 10% - 25% on the income from which the dividend was distributed based on the extent to which non-Israeli shareholders hold Company’s shares. A 15% withholding tax may be deducted from dividends distributed to the recipients.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have not yet determined to pay any dividend in the future. Accordingly, such earnings have been considered to be permanently reinvested.

From 2011 the Company has earnings attributable to Approved Enterprise programs.

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

20-F ClickSoftware Technologies Ltd.	Page 95

Changing from the current law to the new law is permitted at any time. The Company chose not to adopt the new law during 2011. The Company does not expect the new law to have material ramifications on the tax payable in respect of its Israeli operations.

B.	Tax assessments

Final tax assessments in Israel have been received up to and including the 2007 tax year.

C.	Deferred taxes

Deferred tax assets, net consist of the following significant items:

	DECEMBER 31,
	2011	2010

Net operating loss carry forwards in Israel*	$-	$1,597
Net operating loss carry forwards of non-Israeli subsidiaries	7,606	6,739
R&D cost temporary differences	14	133
Other timing differences	1,180	1,702
Deferred tax assets before valuation allowance	8,800	10,171
Valuation allowance	(7,890)	(7,951)
Deferred tax assets, net of allowance	$910	$2,220

* Based on 24% tax rate for 2010

Presentation in balance sheets:

	DECEMBER 31,
	2011	2010

Current deferred taxes, net	$540	$2,220
Non-current deferred taxes, net	550	-
Non-current deferred tax liability, net	(180)	-
	$910	$2,220

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax expense of $1,310 and 940 in 2011 and 2010, respectively.

As of December 31, 2011, net operating loss carryforwards in U.S subsidiary amounted to approximately $19,400 attributable to the federal tax and approximately $0.9 million attributable to other subsidiaries. The tax loss carryforwards in the U.S. expire between 2012 and 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization. The tax loss carryforwards in other subsidiaries have no expiration date.

20-F ClickSoftware Technologies Ltd.	Page 96

D.	Israel and International components of income profit before taxes

	YEAR ENDED DECEMBER 31,
	2011	2010	2009

Israel	$13,330	$7,049	$8,092
International	1,342	3,366	3,418
	$14,672	$10,415	$11,510

E.	Income taxes included in the statement of operations

	YEAR ENDED DECEMBER 31,
	2011	2010	2009

Current taxes	$1,152	$430	$216
Deferred taxes	1,310	940	(1,220)
	$2,462	$1,370	$(1,004)

F.	Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2011	2010

Net income before taxes	$14,672	$10,415

Average Statutory tax rates	27%	26%

Theoretical tax	3,961	2,708

Decrease in taxes resulting from effect of “privileged enterprise” status	(3,266)	(1,734)
Non-deductible expenses	(641)	(216)
Change in valuation allowance and deferred taxes	1,951	849
Other	457	(237)
	(1,499)	(1,338)

Actual tax expense	$2,462	$1,370

G.	Uncertain tax positions

As of December 31, 2011, The Company maintains 3 uncertain tax positions accruals in the amounts of $352, $341 and $32.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

20-F ClickSoftware Technologies Ltd.	Page 97

Item 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1 (1)	Memorandum of Association reflecting amendments integrated into the text as amended and restated as of July 15, 2010 (English translation from the official, original version in Hebrew)
1.2(1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 15, 2010
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	2000 Share Incentive Plan, as amended and restated as of July 15, 2010
4.3 (2)	2000 Employee Share Purchase Plan
4.4 (4)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz effective October 20, 2002
4.5 (5)	Amended Form of Indemnification Agreement
4.6 (3)	Management and Consulting Agreements for Moshe BenBassat effective as of January 1, 2010
4.7 (3)	2003 Israeli Share Incentive Plan, as amended and restated as of July 15, 2010
4.8 (6)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.9 (7)	Form of 2000 U.K. Share Scheme, as amended
4.10 (8)	Employment Agreement between ClickSoftware Technologies Ltd. and Hannan Carmeli effective March 15, 2005
4.11 (5)	Summary of Material Terms of the Lease Agreement (originally in Hebrew) effective as of May 30, 2007 by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
8.1	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

(1) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on March 30, 2011.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (file no. 333-30274), as amended, filed with the SEC on February 14, 2000.

(3) Incorporated by reference to the Registrant's Proxy Statement for its 2010 Annual Shareholders Meeting filed with the SEC on Form 6-K on June 2, 2010.

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 24, 2003.

(5) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 16, 2008.

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 22, 2004.

(7) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 11, 2007.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 17, 2005.

20-F ClickSoftware Technologies Ltd.	Page 98

SIGNATURES

ClickSoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By: /s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date: March 26, 2012

20-F ClickSoftware Technologies Ltd.	Page 99