Form 20-F
period 2012-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2013-03-21
CIK 1105841

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

31,654,942 Ordinary Shares, par value NIS 0.02 per share

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, future changes in our expenses and investments, trend information, sufficiency of our office space, visibility into future periods, expected growth, expected rates of growth, expansion into new territories, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues, exploration of acquisitions, future tax rates, revenue trends, collection of accounts receivable and deferred revenues. In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – "Risk Factors" and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

20-F ClickSoftware Technologies Ltd.	Page 3

PART ONE

Item 1.	Identity of directors, senior management and advisErs

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2011 and 2012 and for each of the years ended December 31, 2010, 2011 and 2012 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2008, 2009 and 2010 and for each of the years ended December 31, 2008 and 2009 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – "Operating and Financial Review and Prospects" - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2012	2011	2010	2009	2008
Revenues	$100,046	$87,087	$71,019	$61,123	$52,262
Cost of revenues	38,871	31,696	26,913	20,831	18,079
Gross profit	61,175	55,391	44,106	40,292	34,183
Research and Development, net	13,146	9,019	7,920	6,499	6,459
Selling and Marketing	31,977	23,382	19,213	16,240	16,002
General and Administrative	8,779	7,386	6,747	6,423	5,446
Impairment of goodwill	-	939	-	-	-
Total operating expenses	53,902	40,726	33,880	29,162	27,907
Operating income	7,273	14,665	10,226	11,130	6,276
Other income	110	-	-	-	-
Interest income, net	274	7	189	380	149
Net income before taxes	7,657	14,672	10,415	11,510	6,425
Taxes on income (Tax benefit)	169	2,462	1,370	(1,004)	(1,686)
Net income	$7,488	$12,210	$9,045	$12,514	$8,111
Basic net income per share	$0.24	$0.39	$0.30	$0.43	$0.28
Diluted net income per share	$0.23	$0.38	$0.28	$0.40	$0.27
Dividend declared per share	$0.24	$0.32	-	-	-
Shares used in computing basic net income per share	31,545,435	31,014,373	30,415,679	29,400,973	28,564,496
Shares used in computing diluted net income per share	32,837,789	32,226,883	32,037,399	31,137,238	29,503,217

20-F ClickSoftware Technologies Ltd.	Page 4

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2012	2011	2010	2009	2008
Working capital	$58,565	$54,726	$48,710	$37,666	$27,898
Total assets	94,469	90,632	79,827	66,449	46,162
Long-term liabilities	5,968	5,855	5,208	5,461	5,854
Shareholders' equity	$62,918	$59,104	$54,088	$42,658	$26,086
Number of shares outstanding	31,654,942	31,368,888	30,634,227	30,244,330	28,655,670

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

Risks Related to Our Business

We face competition, which could make it difficult for us to achieve our targets.

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

Competitors vary in size and in the scope and breadth of the products and services they offer. Some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for workforce management and optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to enter and compete in our market. In particular, since our contracts with large resellers generally do not include non-competition provisions, it may be easier for these partners to compete with us in the future. One of our partners, SAP A.G., recently acquired Syclo, one of our competitors in the mobility space.

20-F ClickSoftware Technologies Ltd.	Page 5

We also now offer mobility and shift-planning solutions, as well as Cloud-based solutions, for which competition may be more intense than our traditional offerings. The mobility market is oriented more towards the mass market which is more competitive than our traditional markets. Competition with our Cloud-based solutions may be particularly fierce. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully with existing or future competitors. If we fail to compete successfully against current and future competitors, our business, financial condition and results of operations would be materially and adversely affected.

The market may not accept our products and services.

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end optimization suite of products, or our Service Optimization Suite, which includes ClickSchedule, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate and ClickContact. Our packaging includes three distinct entry points for a customer organization: a Field Service Suite, a Mobility Suite and a Roster Suite. We also offer our Service Optimization Suite under a Cloud-based model. We continually aim to improve and enhance our products and services to meet market requirements. We have commenced multiple initiatives aimed at gaining market share, capitalizing on market opportunities and improving efficiencies in our operations in general and around our Cloud offerings specifically. We have invested in labor, consultancy and management attention to promote initiatives such as mobility, Cloud services and shift planning. Our growth depends on the market acceptance of these products and services. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

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

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume, timing and recognition of customer orders;
•	internal budget constraints and approval processes of our customers;
•	the length and unpredictability of our sales cycle;
•	the recognition of a portion of our revenues on a contract accounting basis;
•	the indirect nature of some of our sales efforts through our channel and strategic partners;
•	the mix of revenue generated by product licenses and professional services;
•	new product introductions or enhancements by us or our competitors;
•	price and product competition;
•	changes to our pricing strategies and those of our competitors;
•	timing and amount of sales and marketing expenses;

20-F ClickSoftware Technologies Ltd.	Page 6

•	changes in the composition and success of our business and partner relationships;
•	technical difficulties affecting the operation of our software;
•	foreign currency exchange rate fluctuations;
•	general economic conditions, including a prolonged economic recession; and
•	difficulties in collecting accounts receivable.

Because of the numerous factors that may cause significant fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

We may not be able to maintain the same level of profitability.

Although we recorded a profit for each of the fiscal years 2006 through 2012, we may not generate sufficient revenues to maintain the same level of profitability in the future. For instance, in 2012 our profitability dropped relative to our profitability in 2011. To maintain or increase profitability, we must increase our revenues while controlling our expenses. We plan to continue to invest in research and development and expect to continue to incur significant sales and marketing costs. In 2013 we plan to continue increasing our employee head count and expanding our operations into new geographic territories. Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our operating profit. As a result, we must generate and maintain growing revenues to maintain the same level of profitability, which we may not accomplish.

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

Our revenues still depend on a small number of products, and in particular ClickSchedule and our results may be vulnerable to unexpected shifts in demand.

While other offerings gained momentum (both in absolute terms and relative to overall revenue) ClickSchedule still accounted for the majority of our license revenues in each of years ended December 31 2012, 2011 and 2010 and we expect that this will be the case in the foreseeable future. Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues. A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

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

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. In 2012, the rate of growth of our revenues decreased in part due to exchange rate fluctuations and strength in the U.S. dollar compared to other currencies that significantly decreased the cost of our European and Israel-based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase. In 2012, 67% of our expenses and 41% of our revenues were incurred in non-U.S. dollar currencies. We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2012, 43% of our expenses were incurred in NIS. Currency fluctuations in any of the currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

20-F ClickSoftware Technologies Ltd.	Page 8

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash, as well as marketable securities. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that up to $10 million of our total cash and investments may be invested in companies that have a policy to regularly distribute dividends or in Exchange Traded Funds, or ETFs, of a similar nature. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements as of December 31, 2012. However, nearly all of our cash and marketable securities are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or similar governmental deposit insurance outside the United States. Therefore, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the recent volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

Our future success depends on the continued service of our executive officers, including Moshe BenBassat, Hannan Carmeli and Shmuel Arvatz, and other key sales and marketing, product development and professional services personnel. Competition for these employees can be intense, including in a number of our key markets and locations, such as Israel, India, the United States and the United Kingdom. More generally, we may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.

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

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Mergers with or acquisitions of companies, products or technologies involve a number of risks, including:

•	the diversion of management time and resources;

•	the difficulty of assimilating the operations and personnel of the merged or acquired companies;

•	the possibility the business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies;

•	difficulties in implementing and maintaining uniform standards, controls and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new personnel;

20-F ClickSoftware Technologies Ltd.	Page 9

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;

•	potential unknown liabilities associated with acquired businesses;

•	expending significant cash;

•	incurring substantial debt;

•	dilution of current shareholders' percentage ownership (if equity securities are issued as consideration);

•	assumption of contingent liabilities; and

•	impairment of goodwill and other assets acquired.

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

Continuing uncertainties in the macroeconomic conditions may adversely affect the ability of our customers, suppliers and channel partners (e.g., distributors and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. For example, in 2011 and 2012, we encountered a slowdown in the EMEA region. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2012, our five largest customers together accounted for approximately 36% of our revenues. If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand. We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

20-F ClickSoftware Technologies Ltd.	Page 10

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

We derive a substantial portion of our revenues from international sales and we maintain significant portions of our operations outside the United States. We expect international revenues to continue to account for a significant percentage of total revenues and we believe we must continue to expand our international sales and professional services activities to be successful. Our facilities are located in North America, Israel, the European continent, the United Kingdom, Australia, India and South Africa, and our executive officers and other key employees are dispersed throughout the world. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors. In addition, our international operations are generally subject to a number of risks, including but not limited to:

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;
•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	difficulties in complying with a variety of foreign laws and legal standards;
•	potentially adverse tax consequences;
•	differing labor standards;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

20-F ClickSoftware Technologies Ltd.	Page 12

Also, as we continue to expand into new geographic territories such as Latin America and Russia/Commonwealth of Independent States, adequate controls must be applied to our operations in these new territories in order to ensure compliance with all applicable laws and regulations.

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

As of March 20, 2013, our Chief Executive Officer and Chairman of the Board, Dr. Moshe BenBassat, beneficially owned approximately 6.8% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase our Ordinary Shares. Dr. BenBassat's wife, Idit BenBassat, owns approximately 5.3% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership and voting control). Due to the wide dispersion of our share capital, Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company. The influence of our Chief Executive Officer and Chairman could adversely affect our stock price.

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

20-F ClickSoftware Technologies Ltd.	Page 13

Risks Relating to Our Location in Israel

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel. Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Recent political uprisings and civil resistance demonstrations in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability, or the ‘Arab Spring’ in general, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations.

For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Certain of our employees in our office in Israel are currently obligated to perform up to 36-45 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The loss or extended absence of any of our key personnel due to these requirements could harm our business.

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

For the year ended December 31, 2012, our effective tax rate was 2%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Going forward we expect our effective tax rates to increase due to the utilization of tax losses carry forwards in most countries as well as our move to a less favorable tax bracket in Israel.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some programs may be discontinued;
•	we may be unable to meet the requirements for continuing to qualify for some programs;
•	these programs and tax benefits may be unavailable at their current levels;
•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

20-F ClickSoftware Technologies Ltd.	Page 14

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. In addition, any merger or acquisition of us will require the prior consent of the office of the chief scientist, or the Chief Scientist, if intellectual property is removed from Israel, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment, or the Investment Center. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our articles of association provide for a staggered board of directors. Any of these provisions may make it more difficult to acquire us. Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future.

Until 2010, we accepted grants from the Chief Scientist that helped us finance a portion of our research and development expenditures in Israel. In 2010 2% of our research and development expenses were financed with royalty-exempt grants from the Chief Scientist. Since 2010 we have not requested any further grants from the Chief Scientist. Although we do not rely on financing provided by the Chief Scientist and we have fully repaid our royalty commitments to the Chief Scientist, we must continue to satisfy the conditions of the grants. For example, if we fail to comply with the representations and covenants we made to the Chief Scientist concerning our research and development activities in Israel, we could be required to refund the amount of the benefits we have received, adjusted for interest, inflation and penalties.

20-F ClickSoftware Technologies Ltd.	Page 15

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

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Companies Law. From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems. Thereafter, we transformed our business model to provide workforce management and optimization products and solutions. We have been listed for trading on the Nasdaq stock market since 2000. Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com, which is not a part of this annual report. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 400, Burlington, Massachusetts.

Our capital expenditures for 2012, 2011, and 2010 amounted to $2.5 million, $2.0 million, and $1.5 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements. Our current capital expenditures are primarily for leasehold improvements and hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4.B.	Business overview

Who We Are

We are a leading provider of software products and solutions for workforce management and optimization both for mobile and in-house resources. We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from Cloud-based solutions. Our products for resource optimization are aimed at the service sector, where the primary resources are people (e.g., service technicians), unlike the manufacturing sector, where the primary resources are machines and raw materials. Another key differentiator from manufacturing is that a customer receiving service is typically part of the service process, having to stay home for the service, while in manufacturing the customer is not required to be present during the actual production process. Thus time utilization is critical for both the service resource and the customer, with the service provider seeking to avoid the well-known scenario of a customer waiting at home for the service resource to arrive, while also maximizing the utilization of its workforce.

Our Strategic Plan

Leveraging the investments made in 2012, our strategic plan for 2013 and beyond calls for accelerated growth in 2013 and beyond. It is focused on three major growth engines: new territories, mobility and cloud services.

20-F ClickSoftware Technologies Ltd.	Page 16

(1) New Territories

Establish local presence in Latin America and Eastern Europe to support acceleration of sales in these territories and increase brand awareness. This initiative capitalizes on early successes in these emerging markets and our global leadership position in the utilities, telecommunication, and oil & gas industries, all of which are experiencing rapid growth in these markets.

(2) Mobility

Accelerate sales to prospective customers see value in first addressing workforce management improvement through mobility solutions, as opposed to optimization solutions. This is expected to significantly expand our addressable market. We will leverage its leadership position in deploying large scale enterprise mobility solutions to some of the most demanding organizations in the world as well as our ClickAppStore for business mobility solutions. We are already working to broaden awareness of our patent-pending ClickButler technology, a context-aware intelligent inference engine that increases productivity of mobile workers. Once a customer uses ClickSoftware’s mobility products, it dramatically increases the potential that we can upsell our schedule optimization and decision-making products.

(3) Cloud Services

In November 2011, we established a separate division fully dedicated to selling cloud-based solutions of all our products, including our cloud-based ClickExpress product for the mid- market and its built-in mobility component. With this offering, we now have one of the best solutions for the field service mid-market where cloud-based solutions are gaining popularity.

Our Mission

In today’s highly competitive environment, our mission is to enable service organizations to execute on their service commitments at the right time and place effectively and efficiently. We achieve that goal by leveraging optimization and mobility technologies, as well as best practices, for real time on-going management of customers' commitments and the organization’s resources. By so doing we improve the experience of our customers’ customers, maximize, productivity and service revenues, and , minimize the cost of service delivery. The end result is higher customer acquisition and retention as well as improved financial performance.

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

Our enterprise mobility initiative continues to serve as a major growth engine for our company and generates value for our customers in several ways. First, at the group level of matching jobs and resources, it addresses the dynamic decision-making required during the day of service. Second, once a given resource receives its sequence of jobs for the day, our mobile software enhances his/her productivity. With the proliferation of new tablets and smartphones for consumer usage, businesses are looking for ways to leverage these new devices and technologies in their businesses. We view the mobile device as the field office of the technician, and accordingly offer functionality to facilitate his/her daily activities and to promote paperless operations. The market for enterprise mobility is expanding with the explosive growth in consumer-related mobile applications, or apps. With years of experience in developing and deploying business mobility solutions, we believe that we have the right platform at the right time to take full advantage of these opportunities. In 2012 our Mobility solutions and ClickAppStore won four categories in the eleventh annual Mobile Star Awards™ program, including Dr. Moshe BenBassat, our Chairman and CEO, winning the enterprise mobile software visionary category.

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

20-F ClickSoftware Technologies Ltd.	Page 17

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

In our ClickPlatform we have also adopted an extensive approach towards interoperability. Our Mobility Platform is infrastructure-agnostic and can integrate with various state-of-the-art vendors such as Microsoft (RDA), SAP (Sybase/SUP) and pure HTML5\WebService. We further provide an innovative set of visual configuration tools and a flexible object model for building mobile business applications and storing them in our shared ClickAppStore. Our ClickStudio, using drag-&-drop functions, allows the creation of modules and workflows components based on ClickApps, with the ability to connect them together into one or more business applications.

Methodically Expanding the Industry Verticals We Address

Over the years we have been methodically expanding, and continue to expand, the industry verticals we address. Historically our focus was on mobile workforce for field service operations, including utility (electricity, gas and water) companies, telecommunication, computer and office equipment, medical equipment, and the like. A typical scenario would be optimal resource and time slot allocation for a stream of incoming service calls to install, repair or service customer or infra-structure/network equipment. Over the years, this group expanded to include insurance agents, home health care and oil and gas companies. With the introduction of enhanced shift scheduling (rostering) products, we expanded to cover industry verticals that operate a shift-based workforce - 24x7 or more than one shift. These verticals include both field service operations such as public transportation, airport security and in-house service operations such as prison contact centers, retail stores, and more. A typical scenario involves the assignment of people to shifts in such a way that estimated customer demand for service is optimally covered, employee desires are respected, and cost is minimized.

Value to Our Customers

We sell end-to-end solutions to support decision-making and execution needs across the service enterprise covering long, mid, and short term needs, including intense real time processes to address the dynamic aspects during the day of service. We sell to service operations that need to (1) optimize the delivery of their service commitments, and (2) grow the cost of service at slower pace than their revenue growth. We create value by considerably increasing compliance with service commitments, resource productivity and overall visibility and control.

We offer value to customers at several levels which can be generally categorized into two main categories. The first category is group productivity (W-6). The second category is personal productivity – maximizing the resource’s individual productivity and job quality.

20-F ClickSoftware Technologies Ltd.	Page 18

Before optimization and mobility solutions are introduced to a service organization, W-6 decisions are made manually by schedulers/dispatchers, and communication with the field during the day is non-existent or limited to voice communication. Our products are designed to markedly improve the customer experience in today's intense and demanding service world. Our goal is to eliminate the so called "service guy syndrome" – a situation we are all too familiar with of waiting at home endlessly for the service technician to arrive. In addition to improving customer service, which by itself has substantial impact on business success and market share, our products enable our clients to improve productivity by reducing travel time, reducing overtime, increasing on-site efficiency and minimizing overall time waste. The value delivered by our products is quantifiable and can be measured by business metrics that directly impact the financial results of our clients. These metrics include, for instance, impact on revenues derived from improvements in productivity as measured by an increase in the number of jobs delivered, or impact on operating profit. With our products, our clients can scale up their revenues and profits faster than the scale up needed in their cost of operation in order to achieve their business growth.

Markets and Product Offerings

Task-based versus Shift-based Service Operations

Service operations can also be classified into field service operations - operations where the service is delivered at the customer location - and in-house operations - where the customer comes to the service provider to receive service, or receives the service by phone, e.g. hospitals, retail, or airports. In field service operations, the basic time units in daily management are job duration at customer sites and travel time from customer to customer, or task-based scheduling. On the other hand, in many in-house service operations the basic time units for daily management are shifts, e.g. 7AM to 3PM, 3PM to 11PM, etc., and the challenge for these operations is shift-based scheduling. Many service operations requires both shift scheduling as well as intra-shift task-based scheduling, such as position switching of airport security agents within a shift, or agents in contact centers within a given shift, or accompanying prisoners to the court house. One of our unique differentiators is the ability to address within one set of integrated products a wide range of field service and in-house service scenarios - from operations with relatively low changes during the day to companies with high rates of dynamic changes requiring real time workforce optimization. We believe that this unique differentiator increases our win rate for new clients in certain industries. By adding shift optimization solutions to our offerings we increased considerably the size of our addressable market by expanding into in-house service operations, or other shift-based operations such as public safety forces and transportation.

Service Chain Optimization: From Daily Management to Tactical and Strategic Decision Making

The optimization and decision-making support which our products offer do not start on the day of service. By the time we reach the day of service, the workforce's size and skill mix have already been determined down to the names of the individuals and the shift each one of them will be staffing on that day. This capacity is the result of a sequence of decisions, some of which may have been made as long as a year or more in advance. In the period just before the day of service individuals are assigned to shifts for the coming weeks in a way that their quantity and skill mix can cover the estimated demand for each hour of the day/week. In the months prior to staffing the shifts for a given week, we need to first ensure that an adequate group of people mix by skill and sites will be available for selection from the personnel available for the shifts, e.g., approving vacation requests, training assignments and delegation to sub-contractors. Hiring options at this stage are fairly limited. This stage is for "master" planning, also known as tactical resource planning.

Several months prior to the day of service, capacity planning takes place. This phase involves determining the size and the skill mix in each territory as a function of the company's strategic plan and forecasted demand for customer service. For example, a company may plan to introduce a new product line or expand in a given territory. At this stage, sufficient time is available for hiring and training new employees or relocating or re-training existing employees. For each of these decision-making stages, a key input is demand forecasting by job type and territories with the time accuracy required for that stage.

This concept of continuous optimization over the decision making time horizon is known as "service chain optimization," a process pioneered by us in the 1990's and for which we have been issued a U.S. patent (see "Intellectual Property" below).

20-F ClickSoftware Technologies Ltd.	Page 19

Our products cover the needs of companies across the entire service decision making chain. This holistic approach – which is a key differentiator of our offering - streamlines operations across all levels and functions in the organization from executives to forecasters and planners all the way to regional service mangers, dispatchers and individual resources, e.g. technicians. We leverage recent technology developments in devices (e.g., tablets, smartphones) as well as delivery models (e.g., on-premise, hosted). By incorporating these into our offerings, we provide the latest and most advanced work force management solutions to our clients, and the best possible customer experience to their customers. We continue to grow a knowledge base and approach to service optimization and time-related needs. Our scalability, algorithmic intelligence and power, broadly applicable service platform (ClickPlatform), and integration of all aspects of the service model allow us to address nearly every service problem, in any environment, for any size and type of organization.

Mobility Technology Enabling the Real Time Service Enterprise

A service operation is ultimately measured by its performance at the day of service. A typical day in a field service operation starts with the morning schedule that contains the assignments for all the known work orders of the day. As the day develops, emergencies may arise, cancellations may occur, jobs may take longer or shorter than expected, and traffic problems may cause unexpected delays. These contingencies present significant challenges and an effective workforce management solution must minimize the disruptions to the existing work orders while accommodating the new emergency orders that must be delivered on the same day. By integrating real-time updates from the technician's mobile devices and/or GPS-based location reporting devices with our decision-making algorithms, our solutions offer comprehensive coverage to address these challenges and help ensure that the work-plan is continually optimized.

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

Mobility Technology Enabling Higher Personal Productivity

The early mobile devices were quite limited in terms of screen size, graphics, typing, and overall user-interface, and not much could be done with them beyond job-dispatch and job-delivery exchange. With the introduction of smartphones and tablets, greater opportunities exist to support the individual user. Once several jobs have been assigned to a resource, our mobility apps further improve the resource’s productivity by offering timely help in navigation, asset information, timesheets, job reporting, upselling and more. The mobile device transforms into the mobile office of the resource, virtually eliminating paperwork, minimizing errors, and increasing productivity even further. All these benefits are compounded on top of the business gain derived from the group productivity.

ClickAppStore and Enterprise Mobility

With the proliferation of smartphones and tablets for consumer use, business people are naturally looking for ways to use them for business needs. According to VDC Research estimates, there were approximately 300 million smartphone users and 25 million tablet users in the enterprise market in 2012, – and by 2014, the research firm projects the mobile workforce will grow to 1.2 billion workers.

20-F ClickSoftware Technologies Ltd.	Page 20

Types of mobile users and advantages: Two main types of mobile business users can be distinguished: an office worker who is occasionally in the field, and a mobile worker who spends most of his/her working time in the field. Examples of the mobile worker are: utility and telecommunication engineers - for both consumer work as well as infrastructure work, oil and gas employees, technicians for office, high tech or medical equipment, insurance claim adjustors, home healthcare providers, field door to door sales agents, pharmaceutical agents, and the like. While the advantages of mobile devices for the occasional user are moderate, they offer tremendous benefits for the field mobile worker in terms of productivity gains and customer satisfaction. The mobile field user's attention, e.g., cable technician, or insurance agent, is focused on the mobile device for only short time slots as most of their time should be devoted to interacting with people, servicing equipment, driving, or other tasks involved in getting the job done. Thus it is critical to have streamlined user interfaces that require minimal typing and easily handle all back-office communication. Without these prerequisites, users will resort back to paper-work and voice communication despite all their limitations, e.g., time consumption and errors.

Uniqueness of business mobile apps: The main difference between consumer mobile apps and business mobile apps is in the type of need they answer for the user of the mobile device. Consumer mobile apps are designed for the single user, typically are not interoperable and do not easily connect to enterprise back-end organizational systems. They are not geared for the tight security requirements of business systems. Additionally, business people often need to use multiple apps to carry out their business role, where the output of one app serves as the input for another app, and apps are assumed to be aware of common data (as opposed to having the user copy and paste data from one app to another). The need for streamlined workflow is critical for the business mobile apps. The benefits of these apps, specifically those designed for the enterprise, are that they work together and provide an end-to-end connection between the mobile device and the back-office enterprise IT systems. In addition to simplifying everyday processes and improving productivity, business apps provide the potential to significantly increase customer satisfaction by introducing processes that automate response or notifications to the customer.

The ClickAppStore is a virtual store implemented through an application website that contains a wide variety of business-oriented “ClickApps”. The ClickApps address a range of common business scenarios/processes for different industries, including upselling, employee collaboration, timesheet management, employee safety and travel navigation.

Using an integrated development environment called “ClickStudio,” discrete apps can be combined to form composite apps for complete end to end work flows and solutions. A significant portion of this process is accomplished via “drag & drop” operations with minimal coding and without having to upgrade the existing underlying infrastructure. Our ClickAppStore uses our ClickPlatform to keep track and maintain context across multiple mobile apps, in order to make these workflows seamless and friendly.

We intend to embed the ClickButler technology serving as the user’s ultimate personal assistant in just about every ClickApp where it may be useful. Contemporary mobile solutions require too much swiping and typing which consume precious time and reduce user-acceptance and usage. ClickButler technology leads to significant efficiencies and improvement in compliance with company policies derived from prompts and reminders, minimal typing, health and safety aids, and more. The ClickButler concept is designed to improve the built-in “intelligence” of our mobile and non-mobile apps by anticipating what the user needs and acting on it proactively, and within the right context. Our notion of a “Context Board” and its related actions expands the definition of “state,” “context” and “action” to just about any parameter in the ‘Business Universe’ under consideration - such as customer contract, technician skill, spare-part availability or job urgency. Unlike the consumer world where location-awareness, time-awareness, and weather-awareness cover the vast majority of the behaviors seen today, ClickButlers’ generalized engine for context- aware computing, systematizes the creation of butler behavior, including tools to configure them at a group and individual level. (Certain butler behaviors are derived from company practices and policies and thus are common to all users, e.g. service technicians).

Suites, Products and Services

Our solutions are designed to deliver improvements in:

•	workforce productivity;

•	responsiveness to customers;

20-F ClickSoftware Technologies Ltd.	Page 21

•	customer service experience;

•	profitability of the service operation; and

•	reduction in missed customer commitments.

Once we sell our products we are frequently contracted for services to help with their deployment. To ensure success and minimize cost to our customers, each of our services engagements follows a structured implementation methodology which has proven successful in hundreds of customer implementations. This methodology includes the following phases: planning, requirements gathering, design, delivery, training, testing, go-live and transition to worldwide support organization. Each phase requires the cooperation of and contributions from the customer in order to ensure a successful delivery. Unlike more traditional methodologies, when we start working with a new client, we do not start with a blank slate, ask the users what they want, write down the answers, and return months later with an implemented version, only to learn that certain points were missing or misunderstood. To deliver what the users really need, we have developed a set of "starter kits" and automatic adaptation processes that together deliver ready-to-go "close-enough" solutions. We work with the users on real-life scenarios on a working solution, and the users only need to point out what they like and what they want to change, leading to a much faster and more reliable process of delivering a usable solution. We call this methodology "WISIK", or "When I See (it) I’ll Know (it)". Users are much better at adapting on a working system than they are at designing a system from scratch.

Suites

Our solutions are offered individually or packaged into four main suites which together comprise our Service Optimization Suite:

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

Forecasting and Planning Suite covers tactical short term resource planning, such as vacation requests and training needs, as well as longer term capacity planning that addresses the question: what should be the size and skill mix of the field force in each of the territories. To perform these planning questions we also offer forecasting capabilities by which our customer predicts the volume and type of service calls that will arrive at each territory unit for a given time horizon.

Products

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2012, 2011 and 2010.

20-F ClickSoftware Technologies Ltd.	Page 22

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

ClickSoftware Cloud Services

ClickSoftware Cloud Services enable the customer to utilize our full product offering in the cloud, thus gaining low total cost of ownership, shorter deployment period, minimal up-front investment, scalability and single sign-on from any location.

ClickCloud offers medium and large market enterprise customers an alternative to our classic on-premises deployment of the Service Optimization Suite. ClickCloud also enables a hybrid IT model, which is a solution comprised of a mix of Cloud and on-premises deployment. Using ClickCloud customers can choose to control their maintenance and upgrade schedule, as well as the add-ons that they use to enhance their individual solution.

ClickExpress offers SMB customers the ability to be up and running within a relatively short period of time, with the latest version of our products. ClickExpress provides the key capabilities required by a service organization including work order management, automated scheduling, mobile dispatching and reporting from the field using our advanced device agnostic mobility solution and a full range of analytics and reporting tools.

Principal Markets

Traditionally, we have focused on the large enterprise market. We have over 200 enterprise customers and dozens of smaller customers. Our workforce management and optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, oil and gas, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, home services and transportation.

20-F ClickSoftware Technologies Ltd.	Page 23

In addition to expanding to new industry verticals we have recently started to expand the territories we address with special focus on Russia/Commonwealth of Independent States and Latin America.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2012, our five largest customers together accounted for approximately 36% of our revenues. See Item 3.D – Risk factors "If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected."

With the introduction of additional products and services as described above we expanded our addressable market in a significant way as well as addressing new markets, as follows:

(a)	The Mobility Suite enables us to attract customers who prefer to start with mobility needs as opposed to optimization. See “ClickMobile and Mobility Suite” above.
(b)	ClickSoftware Cloud Services enable us to attract customers who prefer cloud-based solutions as opposed to the more traditional on-premise software solutions. See “ClickSoftware Cloud Services” above.

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

Sales and Marketing Channels

We market and sell our products through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. Recently we have increased our focus on markets in Latin America and Russia/Commonwealth of Independent States. We continue to create and strengthen partner relations. Our multidisciplinary sales teams consist of direct sales executives and sales executives who work with our resellers, or Indirect Sales Team, sales support consultants and internal sales staff. The internal sales staff is responsible for generating leads and screening prospective customers. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale customer relationship, which consists of ongoing relationship management and the sale of additional licenses and products. Our management also takes an active role in our sales efforts. The knowledge gained by our sales, alliances and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer and partner needs.

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

Our corporate development organization supports joint sales and marketing activities with our business partners. Our business relationships with large ERP, CRM, Human Capital Management, or HCM, and EAM enterprise software vendors enable us to use our partners' market presence and sales channels to create significant additional revenue opportunities. Our strategy is based on entering into reseller relationships with the leading enterprise software vendors. This strategy is further enhanced through our offering of adaptors that enable rapid integration and implementation of our products into other major ERP, HCM, CRM and EAM systems such as SAP ERP and CRM, and Infor EAM and ERP.

20-F ClickSoftware Technologies Ltd.	Page 24

We also market our products through the systems integrator community, or SIs, including companies such as Accenture, IBM, Infosys and Cap Gemini. These relationships complement our enterprise software reseller agreements and extend our presence and brand name in new and existing markets. These SIs provide various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested via our partner enablement program in jointly developing industry-specific solutions, training and certifying the partner's professional services teams, developing co-marketing programs, and incorporating our products into their marketing/referral strategies.

Implementation Methodology and Implementation Partners

We also invested in the development of a methodology and a set of tools to support implementation processes which have evolved in a way that streamlines the deployment phase and shortens "time to value." This methodology and the tool set are used by both our internal project teams as well as by certified implementation partners. We also provide best-practice consulting on improving and transforming the service process.

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

In 2012, Gartner, a leading information technology research and advisory company, identified us among a select group of companies included in Gartner's Magic Quadrant for Field Service Management. We were positioned within the "Leaders" quadrant (source: Magic Quadrant for Field Service Management, by William McNeill, Michael Maoz and Gordon Van Huizen, publication date: October 17, 2012).1

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

20-F ClickSoftware Technologies Ltd.	Page 25

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

Our current and potential competitors include:

•	software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, either on premises or via a hosted/Cloud service including, but not limited to, Oracle, ServicePower Technologies plc., Ventyx (part of ABB Ltd.), TOA Technologies and Astea;

•	systems integrators and internal information technology departments that may elect to develop a solution in-house;

•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos, Verint and Allocate Software; and

•	mobile field service vendors such as Syclo (an SAP company) and Antenna Software.

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued three patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services. We own a similar patent in Israel. A third United States patent relates to workforce collaboration on real-time problem resolution and automatic reuse of the discussion for solving similar problems in the future. Our patents will expire during 2020-2022. We also have five patent applications pending in the United States and four patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

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

20-F ClickSoftware Technologies Ltd.	Page 26

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

4.C.	Organizational structure

Our directly and indirectly held principal operating, wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty. Ltd. (Australia)
•	ClickSoftware India Private Limited (India)
•	ClickSoftware Singapore Pte. Ltd. (Singapore)
•	ClickSoftware Technologies (Pty) Ltd. (South Africa)
•	ClickSoftware Brazil Soluções em Gestão de Forças de Trabalho Ltda. (Brazil)

4.D.	Property, plants and equipment

We have a lease for approximately 58,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2015 and includes an option allowing us to extend the lease term to January 2019. This office space is used for management, marketing, sales, research and development and implementation activities.

Our subsidiaries lease offices in several locations and typically engage in sales and marketing, implementation and support, and administration activities.

Our U.S. subsidiary operates from a leased facility of approximately 25,000 square feet of office space located in Burlington, Massachusetts. This lease expires in May 2017.

Our U.K. subsidiary operates from a leased facility of approximately 11,500 square feet located in Burnham, near London. This lease expires in March 2023 and includes an early termination right allowing us to terminate the lease term in March 2018.

Our Australian subsidiary operates from a leased facility of approximately 10,000 square feet located in Melbourne. This lease expires in December 2017 and includes an option allowing us to extend the lease term to December 2022.

Our Indian subsidiary operates from a leased facility of approximately 22,000 square feet located in Gurgaon near New-Delhi. This lease expires in December 2015 and includes an option allowing us to extend the lease term to December 2021.

We also lease additional smaller offices in various sites in the Americas, Europe and Asia.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

20-F ClickSoftware Technologies Ltd.	Page 27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services. We recognize revenues in accordance with the Accounting Standards Codification Topic, or ASC, 985-605 "Software Revenue Recognition", as amended, or ASC 985-605 (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

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

In 2012, 2011 and 2010, we also derived an immaterial amount of revenues from cloud-based subscription services (SaaS).

Highlights

Our revenues grew by 15% in 2012 compared to 2011, representing growth in the Americas as well as growth in all revenue types. Our growth was primarily attributable to our ability to attract large customers – mainly in the telecommunications markets, strong repeat business and new business.

We reported positive net income in each of the last seven years. Net income for 2012 was $7.5 million compared to $12.2 million in 2011. We generated $16.2 million in positive cash-flow from operations in 2012.

As of December 31, 2012, our cash and cash-equivalents, and short and long-term investments increased to $59.4 million from $55.0 million as of December 31, 2011 after distribution of cash dividends aggregating $10.1 million.

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

20-F ClickSoftware Technologies Ltd.	Page 28

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element based on the residual method. Under the residual method, consideration is allocated to undelivered elements based upon the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue. We determine the fair value of each element in multiple-element arrangements, other than license based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the price charged when the element is sold separately. For post-contract customer support, we determine the VSOE based on the renewal rates agreed to in the contracts. For other services, such as consulting and training, we determine the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions.

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

Where we are unable to establish the VSOE for some of the undelivered elements, we take a systematic approach, whereby we first allocate revenue to any undelivered elements for which the VSOE has been established, and then allocate revenue to any undelivered elements for which the VSOE has not been established based on management's best estimate of the fair value of those undelivered elements. We then apply a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

We also enter into software arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

Our standard payment terms are between 30 and 120 days. Our policy is not to grant extended payment terms to our customers over 120 days.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period of about three months at no extra charge. As of December 31, 2012 and 2011, the provision for warranty cost was immaterial.

20-F ClickSoftware Technologies Ltd.	Page 29

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

Goodwill and Other Intangible Assets

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

ASC 350, "Intangibles - Goodwill and Other", requires that goodwill and intangible assets with an indefinite life be tested for impairment at least annually. Goodwill and intangible assets with an indefinite life are required to be written down when impaired. Goodwill impairment testing is a two-step process and may be preceded by a qualitative impairment assessment. Qualitative impairment assessment should be made to changes in circumstances and events indicating whether some of the intangible assets were impaired. When determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

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

We perform our annual impairment tests in the fourth quarter.  In the fourth quarter of 2012, as a result of our analysis, we determined that the fair value of each of the company's reporting units supported its carrying amount. For goodwill impairment testing we identified 2 separate reporting units: ClickSoftware and Service Tycoon (ST). For ClickSoftware the fair value was significantly higher than the carrying amount. For ST the goodwill was determined to be impaired and was written off in 2011.

20-F ClickSoftware Technologies Ltd.	Page 30

Should future results or economic events cause additional changes in projected cash flows or changes to other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

Recent Accounting Pronouncements

On July 27, 2012, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. Similarly, under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test (1) indefinite-lived intangible assets annually for impairment and (2) between annual tests if there is a change in events or circumstances. We do not expect the adoption of this update to have any material impact on our consolidated financial statements.

5.A.	Results of operations

Our operating results for each of the three years ended December 31, 2012, 2011 and 2010 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Revenues:
Software license	35%	36%	36%
Services	65	64	64
Total revenues	100	100	100
Cost of revenues:
Software license	4	3	3
Services	35	33	35
Total cost of revenues	39	36	38

Gross profit	61	64	62

Operating expenses:
Research and development , net	13	10	11
Selling and marketing	32	27	27
General and administrative	9	9	9
Impairment of goodwill	-	1	-
Total operating expenses	54	47	47

Operating income	7	17	15
Other income	0	-	-
Interest income, net	0	0	0
Net income before taxes	7	17	15
Taxes on income	0	3	2
Net income	7%	14%	13%

20-F ClickSoftware Technologies Ltd.	Page 31

Our operating results for each of the three years ended December 31, 2012, 2011 and 2010 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2012	2011	2010
Revenues:
Software license	$34,541	$31,542	$25,825
Services	65,505	55,545	45,194
Total revenues	100,046	87,087	71,019

Cost of revenues:
Software license	3,686	2,519	2,299
Services	35,185	29,177	24,614
Total cost of revenues	38,871	31,696	26,913

Gross profit	61,175	55,391	44,106

Operating expenses:
Research and development	13,146	9,019	8,081
Less – participation by the Chief Scientist of the Government of Israel	-	-	161
Research and development, net	13,146	9,019	7,920
Selling and marketing	31,977	23,382	19,213
General and administrative	8,779	7,386	6,747
Impairment of goodwill	-	939	-
Total operating expenses	53,902	40,726	33,880

Operating income	7,273	14,665	10,226
Other income	110	-	-
Interest income, net	274	7	189
Net income before taxes	7,657	14,672	10,415
Taxes on income	169	2,462	1,370
Net income	$7,488	$12,210	$9,045

Comparison of results for years ended December 31, 2012, 2011 and 2010:

Revenues

	Revenue Breakdown
	2012	%Change	2011	%Change	2010
	(In thousands)
Revenues:
Software license	$34,541	10%	$31,542	22%	$25,825
Percentage of total revenues	35%		36%		36%
Services	65,505	18%	55,545	23%	45,194
Percentage of total revenues	65%		64%		64%
Total Revenues	$100,046	15%	$87,087	23%	$71,019

Revenues increased 15% to $100.0 million in 2012, compared with $87.1 million in 2011 and $71.0 million in 2010. The growth in revenues in 2012 was attributable to an increased demand for professional services and post-contract services and an increase in the volume of licenses sold via our partners and directly, mostly from the telecommunications and retail industries. In addition, the strengthening of the U.S. dollar against other currencies decreased our revenue growth from about 17% to about 15%. The growth in revenues in 2011 was attributable to an increase in the volume of licenses sold and increased demand for professional services and post-contract services via our partners and directly, mostly from the telecommunications industry. In addition, the weakening of the U.S. dollar against other currencies increased our revenue growth in 2011 from about 21% to about 23%.

20-F ClickSoftware Technologies Ltd.	Page 32

	Revenues by Territory
	2012	% Revenues	2011	% Revenues	2010	% Revenues
	(In thousands)
Revenues:
Americas	$60,123	60%	$40,070	46%	$28,681	40%
EMEA	32,888	33%	39,455	45%	37,080	52%
Israel	456	0%	847	1%	849	1%
Asia Pacific	6,579	7%	6,715	8%	4,409	7%
Total Revenues	$100,046	100%	$87,087	100%	$71,019	100%

In 2012, 60% of our revenues were generated in the Americas (with 42% in the United States, 11% in Canada and 7% in Latin America), 33% in EMEA (including 15% in the United Kingdom, 3% in Germany and 3% in Sweden), 7% in Asia Pacific (including 4% in Australia) and less than 1% in Israel. Revenues in the Americas grew by $20.0 million, or 50%, compared to 2011. Revenues in EMEA decreased by $6.6 million, or 17%, compared to 2011. Revenues in Asia Pacific decreased by $0.1 million, or 2%, compared to 2011.

In 2012, due to the macro-economic slowdown in Europe, we focused more of our sales effort on growth opportunities in the Americas. As a result, sales in the Americas reached a record level and we anticipate continued growth in the Americas as we increase our investment to drive top line revenues. The growth in the Americas has more than offset the weakness we continue to see in some of our European markets which are still being impacted by challenging economic conditions.

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

Software Licenses

Software license revenues were $34.5 million, or 35% of revenues, in 2012, compared with $31.5 million, or 36% of revenues, in 2011, and $25.8 million, or 36% of revenues, in 2010. The increase in software license revenues from 2011 to 2012 of $ 3.0 million, or 10%, was primarily due to an increase in the volume of licenses sold to new customers directly and via our partners in the Americas. The increase in software license revenues from 2010 to 2011 of $ 5.7 million, or 22%, was primarily due to an increase in the volume of licenses sold to new customers directly and via our partners, mostly in the Americas and Asia Pacific.

Services

Service revenues were $65.5 million or 65% of revenues in 2012, compared with $55.5 million, or 64% of revenues in 2011, and $45.2 million, or 64% of revenues in 2010. The increase in service revenues from 2011 to 2012 was due to increased demand for our professional services in the Americas and post-contract services in all regions. The increase in service revenues from 2010 to 2011 was due to increased demand for our professional services and post-contract services in all regions.

20-F ClickSoftware Technologies Ltd.	Page 33

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and of costs related to hosting. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, and equipment costs.

Cost of revenues was $38.9 million, or 39% of revenues, in 2012, compared with $31.7 million, or 36% of revenues, in 2011 and $26.9 million, or 38% of revenues, in 2010. The increase in the cost of revenues from 2011 to 2012 was primarily due to higher costs associated with meeting increased demand for our services and software. In 2012 the cost of licenses increased at a higher pace then the increase in license revenues resulting in lower profitability compared to 2011, the cost of services increased at a higher pace than the increase in service revenues, as explained below in "Cost of Services," resulting in lower profitability from services for 2012 as compared to 2011. In 2011 the cost of licenses increased in line with the increase in license revenues, the cost of services increased at a slower pace than the service revenues, as explained below in "Cost of Services," resulting in higher profitability from services for 2011 as compared to 2010.

Cost of Software Licenses

Cost of software license revenues was $3.7 million, or 4% of revenues, in 2012, compared with $2.5 million, or 3% of revenues, in 2011 and $2.3 million, or 3% of revenues, in 2010. The increase in cost of software license revenues from 2011 to 2012 was primarily due to an increase by $1.0 million in hosting costs (including payroll costs) and an increase by $0.2 million in costs of third party licenses. The increase in cost of software license revenues from 2010 to 2011 in absolute terms was primarily due to an increase by $0.2 million in costs of third party licenses.

Cost of Services

Cost of service revenues was $35.2 million, or 35% of revenues, in 2012, compared with $29.2 million, or 33% of revenues, in 2011 and $24.6 million, or 35% of revenues, in 2010.

The increase in the cost of services revenues from 2011 to 2012 of $6.0 million, or 21%, was primarily due to higher expenses associated with the provision of our services as described below. In 2012, services revenues grew at a slower pace than cost of services resulting in a decline in profitability. This decline in profitability relates to our consulting activities that generated lower margins due to newly launched versions of our products that required us to increase our implementation efforts and thus reduced our efficiency. Compared with our costs relating to providing services in 2011, in 2012 there was an increase in our related payroll expenses of $4.0 million, an increase in subcontractors' costs of $0.5 million and an increase of $1.5 million in other costs, mainly overhead. In addition, the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our costs by about $1.4 million.

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

20-F ClickSoftware Technologies Ltd.	Page 34

Gross Profit

Gross profit was $61.2 million, or 61% of revenues, in 2012 compared with $55.4 million, or 64% of revenues, in 2011, and $44.1 million, or 62% of revenues, in 2010. The increase in gross profit from 2011 to 2012 of $5.8 million, or 10%, was due to an increase in gross profit both from services activities and license revenues. The increase in gross profit from 2010 to 2011 of $11.3 million, or 26%, was due to an increase in gross profit from services activities and higher gross profit derived from our license revenues. The decrease in gross margin from 2011 to 2012 was mainly due to a decrease in margins generated by consulting and licenses activities as explained in cost of services section above. The increase in gross margin from 2010 to 2011 was mainly due to an increase in margins generated by all our activities as explained in cost of services section above.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $53.9 million, or 54% of revenues, in 2012, compared with $40.7 million, or 47% of revenues, in 2011 and $33.9 million, or 47% of revenues, in 2010.

The increase in operating expenses from 2011 to 2012 of $13.2 million, or 32%, was primarily due to an increase in research and development expenses and selling and marketing expenses. The increases in research and development expenses and selling and marketing expenses result from our efforts to maintain our competitive advantage in the market, capture additional market share and place ourselves in a better position to accelerate the growth of our future revenues. We plan to continue to increase our operating expenses in 2013, specifically in research and development and sales and marketing, in order to support our growth plans in 2013 and beyond. The increase in absolute terms of operating expenses from 2010 to 2011 of $6.8 million, or 20%, was primarily due to an increase in selling and marketing expenses, research and development expenses and impairment of goodwill expenses. The increases in selling and marketing expenses and research and development expenses result from our efforts to maintain our competitive advantage in the market and capture additional market share. The impairment of goodwill expenses reflect impairment of the Service Tycoon reporting unit which we acquired from AST Technologies in 2009. The reduction of operating expenses as a percentage of overall revenues is due to lower research and development costs as well as lower general and administrative costs as a percentage of revenues offset by impairment costs.

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

Research and development expenses, net of related grants, were $13.1 million, or 13% of revenues, in 2012, compared with $9.0 million, or 10% of revenues, in 2011 and $7.9 million, or 11% of revenues, in 2010. We did not receive or accrue grants from the Chief Scientist in 2012 and 2011 and received or accrued grants of $0.2 million in 2010. The increase in research and development expenses from 2011 to 2012 was primarily due to an increase of $2.7 million in payroll expenses, an increase of $0.6 million in subcontractor’s costs and an increase in other costs, mainly overhead of $0.8 million. The increased efforts in research and development were aimed at improving our product and cloud platforms, our mobility offering, including the launch of our ClickAppStore as well as our Rostering offering. In addition, the overall impact of the strengthening of the U.S. dollar against the NIS in 2012 spread over the various expense items above decreased our research and development costs by about $0.9 million. The increase in research and development expenses from 2010 to 2011 in absolute terms was primarily due to an increase of $0.6 million in payroll expenses and an increase in other costs, mainly overhead of $0.3 million. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2011 spread over the various expense items above increased our research and development costs by about $0.3 million.

20-F ClickSoftware Technologies Ltd.	Page 35

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $32.0 million, or 32% of revenues, in 2012, compared with $23.4 million, or 27% of revenues, in 2011 and $19.2 million, or 27% of revenues, in 2010. We increased our selling and marketing expenses in order to support the increase in our revenues. Specifically, we increased sales capacity in the Americas to support our expansion in Latin America. The increase in the selling and marketing expenses from 2011 to 2012 of $8.6 million, or 37%, was due to an increase of $6.2 million in payroll expenses and an increase in our other selling and marketing activities of $2.4 million. In addition the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our selling and marketing costs by about $1.0 million. The increase in absolute terms in the selling and marketing expenses from 2010 to 2011 of $4.2 million, or 22%, was due to an increase of $2.7 million in payroll expenses and an increase in our other selling and marketing activities of $1.5 million. In addition the overall impact of the weak U.S. dollar against certain currencies in 2011 spread over the various expense items above increased our selling and marketing costs by about $0.5 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $8.8 million, or 9% of revenues, in 2012, compared with $7.4 million, or 9% of revenues, in 2011 and $6.7 million, or 9% of revenues, in 2010. The increase of $1.4 million in general and administrative expenses from 2011 to 2012 was mostly due to an increase of $0.6 million in payroll expenses and an increase in other costs, mainly professional fees and stock-based compensation costs of $0.8 million. In addition, the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our general and administrative costs by about $0.4 million. The increase in absolute terms of $0.7 million in general and administrative expenses from 2010 to 2011 was mostly due to an increase of $0.4 million in payroll expenses and an increase in other costs, mainly stock-based compensation costs of $0.3 million. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2011 spread over the various expense items above increased our general and administrative costs by about $0.2 million.

Impairment of goodwill and other intangible assets

We perform our annual impairment tests in the fourth quarter. For impairment testing we identified two separate reporting units: ClickSoftware and ST (acquired from AST Technologies in 2009). For ClickSoftware the fair value was significantly higher than the carrying amount. For ST the goodwill was determined to be impaired and was written off in 2011. In both reporting units no events or circumstances indicating impairment of definite lived intangible assets were detected during 2012.

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

Interest income net of interest expenses, was $0.3 million, or 0% of revenues, in 2012, compared with $0.0 million, or 0% of revenues, in 2011 and $0.2 million, or 0% of revenues, in 2010. The increase in interest income from 2011 to 2012 was attributable to lower foreign currency exchange rate fluctuations. The decrease in interest income from 2010 to 2011 was attributable to negative foreign currency exchange rate fluctuations partially offset by higher returns on our investments.

20-F ClickSoftware Technologies Ltd.	Page 36

Income Taxes

Income taxes expenses consist of deferred taxes and current taxes.

Income tax expenses were $0.2 million, or 0% of revenues, in 2012, compared with $2.5 million, or 3% of revenues, in 2011 and $1.4 million, or 2% of revenues, in 2010. The reduction in income taxes from 2011 to 2012 was mainly due to changes in deferred taxes and lower pre-tax income. Deferred taxes assets increased due to temporary differences in the research and development costs in Israel and higher than expected utilization of loss carry forwards, partially offset by a deferred tax provision as described below. Income taxes in 2011 were affected mainly by a higher tax liability in the United States due to higher taxable income and limitations on our ability to utilize loss carry forwards as well as a decrease in deferred taxes assets due to utilization of loss carry forwards. See Note 14 to our consolidated financial statement for further information. We expect higher tax rates in 2013 due to the full utilization of tax loss carry forwards in Israel as well as our move to a less favorable tax bracket.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United States, Israel, United Kingdom, Germany, Australia and India. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2012, net operating loss carry forwards in Israel were fully utilized. Additional tax loss carry forwards of approximately $19.0 million at the federal level and approximately $6.3 million at the state level remain attributable to our U.S. subsidiary. Other tax loss carry forwards in other jurisdictions are immaterial. The U.S. net operating loss carry forwards will expire gradually from 2013 through 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization.

In November 2012, a law was enacted in Israel to incentivize companies to pay taxes on those Approved Enterprises earnings as if distributed, and effectively release the earnings from any further tax liabilities at the company level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to us will be around 6%. During 2013, we elected to use the incentive available under the law by paying tax of $0.7 million, thereby releasing 2011 tax-exempt earnings of $12.2 million for future dividends distributions. Deferred tax provision was included in our financial statements for the year ended December 31, 2012.

Net Income

Net income for 2012 was $7.5 million, or $0.23 per fully diluted share, or 7% of revenues, compared with net income of $12.2 million, or $0.38 per fully diluted share, or 14% of revenues, in 2011 and net income of $9.0 million, or $0.28 per fully diluted share, or 13% of revenues, in 2010. Net income in 2012 was lower relative to 2011 due to increased operating and cost of revenues expenses. Net income in 2011 was higher compared to 2010 due to higher revenues and increased operating profit and margin, offset partially by higher tax expenses.

Foreign Currency Fluctuations

Our reporting and functional currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Australian dollars and Indian Rupees. The results of our operations are subject to fluctuations in these exchange rates. In 2012, 67% of our expenses and 41% of our revenues were incurred in non-U.S. dollar currencies. We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings. In 2012, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.0 million, a decrease in costs of revenues by $1.4 million and a decrease in operating expenses by $2.2 million. See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

20-F ClickSoftware Technologies Ltd.	Page 37

5.B.	Liquidity and capital resources

Our cash and investments increased by $4.4 million, or 8%, to $59.4 million as of December 31, 2012, compared with $55.0 million as of December 31, 2011, which was an increase of $4.0 million, or 8%, compared with $51.0 million as of December 31, 2010. Our primary sources of cash and investments during 2012 were cash flows of $16.2 million generated from operations and $0.7 million from exercises of employee stock options. During 2012 we distributed cash dividends aggregating $10.1 million. Our primary sources of cash and investments during 2011 were cash flows of $11.9 million generated from operations and $1.5 million from exercises of employee stock options. During 2011 we distributed cash dividends aggregating $7.5 million. In March 2013 we distributed a cash dividend of $2.5 million.

As of December 31, 2012, we had cash and cash equivalents of $12.8 million, short-term deposits of $30.3 million, marketable securities of $15.6 and long-term deposits of $0.6 million. As of December 31, 2012, $0.6 million in long-term deposits had been deposited with banks to secure letters of credit totaling $0.6 million, which are described below. Our cash, short-term deposits and long-term deposits are deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2012, these bank deposits had an average interest rate per annum of 1.3%. Our marketable securities are invested in government and corporate bonds and had an average annual yield of 1.55%. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that as of March 2012, up to $10 million of our total cash and investments may be invested in equities of companies that have a policy to regularly distribute dividends or in ETFS of a similar nature. As of December 31, 2012, out of $15.6 million invested in marketable securities, approximately $5 million was invested in dividend yielding equity securities.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits. See Item 3.D – Risk Factors "Our cash may be subject to risk of loss and we may be exposed to fluctuations in the market value of our portfolio investments and in interest rates."

	Cash and Investments December 31,
	2012	% Change	2011	% Change	2010
	(In thousands)

Cash and cash equivalents	$12,793		$14,683		$25,749
Short-term deposits	30,310		28,243		16,747
Marketable securities	15,635		10,945		7,839
Long-term deposits	621		1,093		620
Total cash and investments	$59,359	8%	$54,964	8%	$50,955

For the year ended December 31, 2012, net cash provided by operations was $16.2 million, comprising net income of $7.5 million, a decrease in trade receivables of $1.6 million, an increase in deferred taxes of $0.5 million, an increase in other receivables of $0.1 million, an increase in accounts payable of $2.9 million, and a decrease in deferred revenues of $0.8 million, which was partially offset by non-cash charges of $5.7 million.

The increase in cash provided from operations in 2012 compared to 2011 was mostly due to from timing of booking and invoicing more evenly spread during the year which resulted in strong collections during 2012.

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

20-F ClickSoftware Technologies Ltd.	Page 38

Net cash used in investment activities was $8.6 million in 2012, consisting of $1.6 million used in investments in deposits, $7.5 million invested in marketable securities and $2.5 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements, partially offset by $2.9 million provided by proceeds from sales of marketable securities.

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

Net cash used in financing activities was $9.5 million in 2012, consisting of $10.1 million used for cash dividends, which was partially offset by exercise of employee stock options of $0.7 million. Net cash used in financing activities was $6.0 million in 2011, consisting of $7.5 million used for cash dividends, which was partially offset by exercise of employee stock options of $1.5 million. Net cash provided by financing activities was $1.1 million in 2010 as a result of the exercise of employee stock options.

The majority of our cash balances are held at the parent level and, as evidenced by our balance sheet, we have no material debt (except for routine working capital). There are no restrictions on the flow of funds between us and any of our subsidiaries.

As of December 31, 2012, we had outstanding trade receivables of approximately $21.8 million, which represented approximately 22% of revenue in 2012. As of December 31, 2011, we had outstanding trade receivables of approximately $23.4 million, which represented approximately 27% of revenue in 2011. As of December 31, 2010, we had outstanding trade receivables of approximately $14.3 million, which represented approximately 20% of revenue in 2010. Our standard payment terms are typically between 30 and 120 days and our policy is not to grant extended payment terms to our customers over 120 days. Days sales outstanding, or DSO, calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 69 DSO as of December 31, 2012, compared with 88 DSO as of December 31, 2011, and 69 DSO as of December 31, 2010, due to timing of booking towards the end of the quarter and specific customer milestones. DSO was relatively high in 2011 compared to 2010 and 2012 due to relatively strong bookings towards the end of 2011.

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

We believe that we have sufficient cash to fund our operations for at least the next 12 months.

20-F ClickSoftware Technologies Ltd.	Page 39

5.C.	Research and development

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

We invested $13.1 million in 2012, $9.0 million in 2011 and $7.9 million in 2010 in research and development activities.

5.D.	Trend information

We operate in the rapidly evolving market for workforce management and optimization for the service sector including field and in-house resources. Workforce management spending remained strong in 2012. Despite the current uncertainties in the global economy, we have continued to experience strong demand for our products and services. This is supported by analyst findings. For example, 52% of large organizations and 36% of small organizations planned for increasing service automation budgets in 2012 (source: The State of Service Management, an Aberdeen Group research brief, by Sumair Dutta and Aly Pinder, published January 2012).

We believe that the market for field service management is largely untapped. Gartner estimates that market penetration for field service applications has reached 25% of the addressable market (source: Magic Quadrant for Field Service Management, by William McNeill, Michael Maoz and Gordon Van Huizen, publication date: October 17, 2012).

Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force. Companies in the mid-market are also seeking solutions to improve productivity, and we address this need with some of our offerings including ClickExpress and ClickCloud.

Since 2009 we have invested significantly in our mobility offering. We believe there is a global trend of moving enterprise software to mobile devices to enable service people to manage applications through their mobile devices. Overall, there is a growing focus on mobility, outpacing even social media. For example, Citigroup Global Markets says “Internet focus shifts from social / local to mobile as device proliferation continues and mobile continues to disrupt the traditional web” (Source: Technology Sector 2012 Year In Review, published January 2013). This focus is prominent in corporate strategies. According to the 2012 Gartner CIO Survey, 61% of respondents plan to enhance their mobility capability during the next three years, and 48% believe they will become leaders in their industries by fully adopting innovative mobility solutions. (Source: Magic Quadrant for Mobile Application Development Platforms, by William Clark, Ian Finley and Song Chuang, published: 26 April 2012).

As part of our strategic plan, we expect significant sales in 2013 from new territories. We believe that developing countries such as Russia and those in Latin America are investing in solutions which provide improved quality of service and efficiency, reduce cost and increase regulatory compliance.

In 2012, the ratio of our license revenues to service revenues remained stable. We expect license and services revenues to grow in 2013. We expect to continue to grow our revenues in 2013 despite the continued uncertainty in the economic conditions. In 2012, the Americas grew whereas other regions declined but we expect revenue from all regions to grow in 2013.

We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses. As of December 31, 2012, we had a backlog of approximately $33.2 million, compared to $29.7 million at the end of 2011.

20-F ClickSoftware Technologies Ltd.	Page 40

The economic uncertainties may affect the competitive environment in our industry. For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

In 2012, approximately 41% of our revenues and 67% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2012, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.0 million, a decrease in costs of revenues by $1.4 million and a decrease in operating expenses by $2.2 million. At the start of 2013, the U.S. dollar has strengthened against each of the Euro, British Pound and weakened against the NIS. The net effect was on our financial results was immaterial.

5.E.	Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5.B above and Item 5.F below, we do not have any off-balance sheet arrangements.

5.F.	Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2012:

	Payments due by Period
	(in thousands)
Contractual Obligations	2013	2014	2015	2016-2021 (aggregate amount)	Total
Office Lease Obligations	$3,247	$3,373	$2,050	$3,279	$11,949
Net Severence Pay Obligation	-	-	-	$2,500	$2,500
Total	$3,247	$3,373	$2,050	$5,779	$14,449

	Total Amounts Committed	Amount of Commitment Expiration Per Period (in thousands)
Commercial Commitments	(in thousands)	2013-2014

Guarantees/Letters of Credit*	$621	$621

*	We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2012, contingent liabilities on outstanding letter of credit agreements aggregated $0.6 million. We expect to renew most of these letters of credit. The letters of credit are secured by $0.6 million in deposits to cover potential payments under the guarantees.

20-F ClickSoftware Technologies Ltd.	Page 41

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	65	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	50	Executive Vice President and Chief Financial Officer
Hannan Carmeli	54	President and Chief Operating Officer

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

SHMUEL ARVATZ has served as our Executive Vice President and Chief Financial Officer since 2002. Prior to joining ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., at that time a leading investment house in Israel. From 1999 to 2001, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd.), a telecommunications equipment provider. Mr. Arvatz holds a Bachelor of Arts degree in Accounting and Economics from Bar-Ilan University in Tel Aviv, Israel and is a Certified Public Accountant in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 42

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Corporate Governance and Nominating Committee
Israel Borovich, Class II	71	2014	X
Gil Weiser, Class II	71	2014	X	X
Moshe BenBassat, Class III	65	2015
Shlomo Nass, Class III (2)	52	2015	X	X		X
Nira Dror, External Director (3)	58	2015	X	X	X	X
Shai Beilis, External Director	64	2015	X	X	X	X
Menahem Shalgi, External Director	62	2013	X	X	X

(1) as defined under Rule 5605(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) "Audit Committee Financial Expert" under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee. See Item 16A below.

(3) "Financial Expert" as required by the Companies Law with respect to membership on the Audit Committee.

DR. ISRAEL BOROVICH rejoined the board of directors in 2011, having previously served as a director of the Company from 1997 (and as an External Director according to the Companies Law from 2001) until March 2009. Dr. Borovich serves as the Dean of the School of Business and Economics at the Academic College of Tel Aviv-Jaffa. From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of El Al Israel Airlines Ltd. and as its Chairman from 2005 until 2008. From 1993 until 2006, he served as President and Chief Executive Officer of Knafaim Holdings Ltd., from 2006 to 2010, he served as its Vice Chairman, and from 1994 until now, he serves as a director on its Board of Directors. From 1999 until 2006, Dr. Borovich served as Chairman of Granit Hacarmel Investments Ltd. From 2006 until 2010, Dr. Borovich served on the Board of Trustees of the Polytechnic Institute of New York University in New York. From 2006 to 2008, he served as Chairman of the Board of Governors of Afeka Tel Aviv Academic College of Engineering. From 2008 until 2011 he served as Chairman of Alut Society for Autistic Children. From 2008 until 2012, he served as Chairman of the Board of Trustees of the Wingate Institute. From 2010 until 2012, he served as a member on the advisory board of All Cargo Logistics Services, and from 2011 until 2012 as Chairman of the Board of Galil Cargo. Currently, Dr. Borovich serves as Chairman of the Board of Ayalon Highways Co. Ltd. (since 1998), director of the Interdisciplinary Center Herzliya (since 1994), and director of Kenes International (since 2010). Dr. Borovich previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds B.Sc. and M.Sc. degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

GIL WEISER has served as a director of the Company since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years.  He is currently Chairman of the Board of BG Negev Technologies and a member of the board of Attunity Ltd. Mr. Weiser served as CEO of Orsus Solutions Ltd., Hewlett-Packard Israel, Fibronics Corporation and Digital Corporation Israel. He has also served as director of numerous companies including the Tel Aviv Stock Exchange. Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. He holds a B.Sc. degree from the Technion Institute and an M.Sc. degree from the University of Minnesota in Minneapolis.

20-F ClickSoftware Technologies Ltd.	Page 43

DR. SHLOMO NASS has served as a director of the Company since 2009. Dr. Nass currently serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation, arbitration, corporate and commercial law. Since 2001 he has served as President, Partner and Director of the group of investment companies within I. G. B. – Israel Global Business. Since 2011 he has served as a director of Citigroup Financial Products Ltd. (part of the Citibank Group). From 2009 until 2013, he served as a director, as a member of the investment committee and as a member of the Auditing Committee of Partner Communications Company Ltd. Since 2011 he has served as a director and a member of the Auditing Committee of Tempo Beer Industries Ltd. Since 2008 he has served on the Board of Directors of The Blue Shore Development Company (Tel Aviv-Herzliya) Ltd. Since 1991 he has served as Vice Chairman of The Public Advisory Committee on Trade Levies. From 2005 until 2008, Dr. Nass served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd., and from 2008 until 2009 of Aviv Alron Ltd. (formerly Yuli Capital Markets Ltd.) From 2006 until 2011, he served on the Board of Directors of NMC United Entertainment Ltd. From 2003 until 2009, Dr. Nass served as Chairman of the Financial Statement Committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. From 2003 until 2010, he served as Chairman of the Financial Statement and Auditing Committee of Formula Systems (1985) Ltd. Dr. Nass also serves as Chairman of the Board of Directors of the following companies: since 2011 of Hevruta Marketing Ltd. and Hevruta Consumering Ltd., since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B. in Law and B.Sc., Economics and Accounting from Bar-Ilan University; and completed a Mediators Course of the Ministry of Justice. He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor, C.I.S.A. (USA). Dr. Nass is a lecturer on Corporate Law at IDC – Interdisciplinary Center Herzliya, Bar-Ilan University and Sha’arei Mishpat. He is also a lecturer in a Directors’ Training seminar at “Lahav” Executive Education at the Recanati Faculty of Management in Tel-Aviv University. In his military service, Dr. Nass served as an officer in the Israeli Defense Forces, or IDF, the Information Systems Auditing Team for the Paymaster General Administration.

NIRA DROR has served as a director of the Company since 2009. Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representation services for companies in the aviation and tourism industries. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003, she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999, as General Manager for Israel. From 1984 to 1985, Ms. Dror served as the chief economist for Teus Azorei Pituach Ltd. and from 1985 to 1989, she served as the General Manager of Histour Ltd., a tourism company. Ms. Dror currently serves on the board of directors and as chairperson of the audit committee of Shemen Oil and Gas Resources Limited. Ms. Dror currently serves on the board of directors and as a member of the audit committee of the following companies: Dikla Insurance Company Ltd., Tzur Shamir Holdings Ltd., S. Shlomo Holding Ltd. and Sharonim Ltd. She served on the board of directors and as chairperson of the audit committee of Bank Hapoalim Ltd. from 2006 to 2012. She was a member of the board of directors of H&O Ltd. from 2005 to 2008, and of Chamei Yoav Tourism from 2005 to 2008. Ms. Dror was also a member of the executive committee of the panel of airlines in Israel from 1990 to 1999. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A. from Tel Aviv University.

SHAI BEILIS has served as a director of the Company since 2009. Mr. Beilis is currently Chairman of the Board of Keebali Media Ltd. and BotanoCap Ltd. and a member of the board of directors of Earnix Ltd. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and has been the Chairman of the Board since its inception. Formula Ventures Ltd. is the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis joined the Formula Group in 1994 as chief executive officer of Argotec. Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange. From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986, he was Chief Executive Officer of Yael Software and Services. From 2002 to 2006 Mr. Beilis was the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including the following Nasdaq listed companies: Wiztec Solutions Ltd. (1996 to 1999), BluePhoenix Solutions Ltd. (1995 to 2008), RadView Software Ltd. (1998 to 2010), and Formula Systems (1985) Ltd. (1997 to 2005)). Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

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

There are no family relationships between any members of our executive management and our directors.

20-F ClickSoftware Technologies Ltd.	Page 44

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

6.B.	Compensation

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group of 9 persons with respect to 2012 was $1.8 million in salaries, consulting fees, directors' fees, and bonuses, compared to $1.7 million in 2011, and $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits but does not include expenses (including business travel, professional and business association dues) compared to $0.3 million in 2011. In addition, we granted an aggregate of 250,000 options to purchase Ordinary Shares to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $10.03 per share. At our June 28, 2012 Annual Shareholders Meeting, or 2012 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us). Consequently, the Company granted Dr. BenBassat options to purchase 100,000 Ordinary Shares at an exercise price of $8.22, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2012 ASM.

In 2011 we granted an aggregate of 130,000 options to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $9.66 per share. Our July 21, 2011 Annual Shareholders Meeting, or 2011 ASM, approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us) to purchase 100,000 Ordinary Shares at an exercise price of $9.71, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2011 ASM.

Options granted to our officers in 2011 and 2012 expire seven years after the date of the grant and vest as follows: 25% on the first anniversary date of grant and 1/48 at the end of each month thereafter.

In addition, we granted an aggregate of 48,000 RSUs in each of 2011 and 2012 to our non-employee directors in accordance with a plan for equity compensation of our non-employee directors. The exercise price of the RSUs equals the par value of our Ordinary Shares, which is NIS 0.02. This plan provides that (i) each non-employee director who is appointed as our director in 2011 or thereafter is automatically granted 8,000 RSUs, or the First Grant, upon the date such individual first becomes a director; and (ii) each non-employee director is automatically granted 8,000 RSUs, or the Subsequent Grant, following each annual meeting of our shareholders, beginning in 2011, if on such date he or she shall have served on our Board for at least the preceding six months. The terms of each RSU are as follows: (i) the term of the RSU shall be seven years; (ii) the exercise price per share shall be equal to the par value of each share underlying the RSU; (iii) the First Grant shall vest on the first anniversary of the date of grant, provided that the grantee continues to serve as a director on such date; and (iv) each Subsequent Grant shall vest in twelve equal monthly installments after the date of grant, provided that the grantee continues to serve as a director on the applicable vesting date.

In addition to equity compensation, each non-employee director receives an annual cash compensation package of $22,000 plus VAT, if applicable, and reimbursement of expenses incurred by such director in connection with participation in meetings of the board of directors or committees thereof.

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

In December 2012, an amendment to the Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee as detailed in Item 6.C. “Board Practices. Compensation Committee” below meets this requirement.

Amendment 20 also requires that companies adopt a compensation policy by September 11, 2013, which will set forth company policy, or the Compensation Policy, regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, referred to as the Terms of Office and Employment. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

20-F ClickSoftware Technologies Ltd.	Page 45

The Compensation Policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The Compensation Policy must be approved by the board of directors and the shareholders every three years. If the Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Under Amendment 20, the Terms of Office and Employment of office holders require the approval of the compensation committee and the board of directors. The Terms of Office and Employment of directors and the chief executive officer must also be approved by shareholders.

Changes to existing Terms of Office and Employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above. Such shareholder approval will also be required with respect to determining the Terms of Office and Employment of a director or the chief executive officer during the transition period until the company adopts a Compensation Policy. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Under the Companies Law and related regulations, the compensation payable to statutory independent directors and independent directors is subject to certain further limitations. See Item 6.C. “Board Practices. External and Independent Directors” below.

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

20-F ClickSoftware Technologies Ltd.	Page 46

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

Audit Committee

Our audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis, Mr. Weiser and Mr. Shalgi, each of whom is "independent," as such term is currently defined in Rule 5605(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an "audit committee financial expert" within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the regulation promulgated under the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

20-F ClickSoftware Technologies Ltd.	Page 47

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;

•	assessing the scope of work of the independent registered public accounting firm and recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

•	overseeing and monitoring (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) our internal accounting and financial controls;

•	provide our board of directors with the results of its monitoring and recommendations derived therefrom;

•	provide to our board of directors such additional information and materials as it may deem necessary to make it aware of significant financial matters that require its attention;

•	monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise our board of directors on how to correct the deficiencies;

•	decide whether to approve engagements or transactions that require Audit Committee approval under the Companies Law, relating generally to certain related party transactions, approval of the terms of employment of officers and determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures;

•	meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits;

•	assessing the our internal audit system and the performance of our internal auditor;

•	determining whistle blower procedures (including in respect of the protections afforded to whistle blowers); and

•	conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in our Company.

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

Compensation Committee

The Companies Law mandates the appointment of a compensation committee comprising at least three directors. Under the Companies Law, the compensation committee must include all of the statutory independent directors, one of which must serve as the chairman of the committee, and the committee must include only additional members that satisfy the criteria for remuneration applicable to the statutory independent directors. Our compensation committee consists of Mr. Beilis, Ms. Dror and Mr. Shalgi, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules and our compensation committee meets the requirements of the Companies Law.

20-F ClickSoftware Technologies Ltd.	Page 48

Under the Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee meets at least twice a year and its duties are governed by a written charter.

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

At December 31, 2012, we had 509 full time employees. Of these employees, 264 were based in Israel, 123 in the United States, 32 in Asia Pacific and 90 in EMEA.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2012:

	YEAR ENDED DECEMBER 31,
Department	2012	2011	2010

Services	245	199	142
Research and Development	88	66	56
Sales and Marketing	112	85	72
General and Administrative	64	55	48
Total	509	405	318

In addition to the number of full-time employees listed above, as at December 31, 2012 we had 52 full-time contractors in Israel (compared to 51 full-time contractors as at December 31, 2011) who work at an offsite location, focusing mainly on quality assurance for our professional services and research and development organizations.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

20-F ClickSoftware Technologies Ltd.	Page 49

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel (MAI) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Outside of Israel we accrue severance pay obligations when required under the applicable laws in such jurisdictions. Severance pay obligations made to Israeli employees are significant compared to employees of our subsidiaries outside of Israel. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $1,632,000 in 2012, $1,383,000 in 2011, and $911,000 in 2010. The increase in 2012 and 2011 was largely attributable to appreciation in the value of the insurance policies and severance funds as well as to an increase in the number of employees and to accruals made in other jurisdictions. We obtain and maintain for all of our Israeli employees' pension funds or manager's insurance as required by applicable Israeli law.

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

As of March 20, 2013, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 2,385,037 Ordinary Shares (or 6.8% of our outstanding Ordinary Shares), which includes 1,092,458 options for the purchase of our Ordinary Shares, and Mr. Hannan Carmeli, who beneficially owned 325,220 Shares (or 1.0% of our outstanding Ordinary Shares in the aggregate),which includes 231,563 options for the purchase of our Ordinary Shares.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 20, 2013:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 20, 2013	NUMBER EXERCISABLE AT MARCH 20, 2013(1)	EXPIRATION DATE
1.3	250,000	250,000	2013
1.92-2.81	536,000	536,000	2013-2015
4.43	70,000	70,000	2014
5.91	100,000	70,833	2017
8.12	130,000	121,875	2016
8.22	100,000	-	2019
9.71	100,000	43,750	2018
	1,286,000	1,092,458

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

20-F ClickSoftware Technologies Ltd.	Page 50

The following table summarizes information about the options for the purchase of our Ordinary Shares owned by Mr. Hannan Carmeli that were outstanding as of March 20, 2013:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 20, 2013	NUMBER EXERCISABLE AT MARCH 20, 2013(1)	EXPIRATION DATE
2.00	110,000	110,000	2015
2.55	35,000	35,000	2015
3.33	35,000	35,000	2014
5.80	75,000	51,563	2017
11.24	100,000	-	2019
	355,000	231,563

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

Share Incentive Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

Our umbrella stock option plan, as amended, or the Plan, was adopted in 2000 and defines our stock option pool available for grants worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan. Pursuant to the Plan’s evergreen mechanism, or Evergreen Mechanism, the number of Ordinary Shares made available thereunder automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares or (iii) an amount determined by the Company's board of directors. In accordance with the Evergreen Mechanism, the board of directors increased the number of Ordinary Shares reserved under the Plan by 7,097,269 Ordinary Shares in the aggregate. As of March 20, 2013, 3,367,638 options were available under the Plan.

The purposes of the Plan are to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in our company. The Plan will expire in 2017, unless terminated earlier by the board of directors.

The Plan was amended at our 2010 ASM to include the right to grant RSUs. Currently, RSUs have been granted only to independent directors. For more information about grants of RSUs to our directors, please see Item 6.B. "Compensation".

The Plan is administered by our board of directors or a committee of our board of directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options. Options generally have a term of between seven and ten years. Earlier termination may occur if an individual's employment with us is terminated or if certain corporate changes or transactions occur. Our board of directors determines the grant and the exercise price at the time the options are granted.

Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto are determined by our board of directors or a committee of our board of directors. The board of directors or such committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally consists of cash, but may include a recourse promissory note.

The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which the options were granted or the shares were issued.

The exercise price per share is usually granted at the approximate fair market value of the shares on the date of grant, as determined by the closing price of our Ordinary Shares as reported by Nasdaq on the date immediately prior to the date of grant.

20-F ClickSoftware Technologies Ltd.	Page 51

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

The following table sets forth, as of the date indicated below, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. Unless otherwise set forth below, the information below reflects holdings as of March 20, 2013.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent (1)
Dr. Moshe BenBassat (2)	2,385,037	6.8%
Idit BenBassat (3)	1,686,111	5.3%
G. Nicholas Farwell (4)	2,149,920	6.8%
FMR LLC (5)	3,161,051	10.0%
Soros Fund Management LLC(6)	3,130,000	9.9%
Officers and directors as a group (7) (9 persons)	2,996,717	9.0%

(1)	The percentages shown are based on 31,776,258 shares issued and outstanding as of March 20, 2013.

(2)	Includes (i) 977,875 options to purchase the Company's ordinary shares, exercisable within 60 days of March 20, 2013 and held by Dr. BenBassat; (ii) 1,292,579 shares held by Singuno Pte. Ltd., a Singapore company controlled by Dr. BenBassat; and (iii) 114,583 options to purchase the Company's Ordinary Shares exercisable within 60 days of March 20, 2013 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. BenBassat (the "Plataine Options"). The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine Technologies Ltd.. The Plataine Options are reported as beneficially owned in their entirety by both Idit BenBassat, on the amendment to Schedule 13G she filed on February 7, 2013, and by Dr. BenBassat, herein, because of their shared control of Plataine Technologies Ltd.; however, they constitute only a single set of options.

(3)	Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 7, 2013 by Idit BenBassat, and which reflect holdings as of December 31, 2012. Consists of 1,581,944 shares held by Singdos Pte. Ltd., a Singapore company controlled by Idit BenBassat and includes 104,167 options to purchase the Company's Ordinary Shares exercisable within 60 days of December 31, 2012 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. Moshe BenBassat. The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine Options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat and Idit BenBassat on the amendments to Schedule 13G that each filed because of their shared control of Plataine Technologies Ltd., but constitute only a single set of options.

(4)	Based solely on information provided by G. Nicholas Farwell to us on February 13, 2013.

(5)	Based solely on Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2013 by FMR LLC and certain of its affiliates, which reflect holdings as of December 31, 2012. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC.

(6)	Based solely on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2013 by Soros Fund Management LLC and its affiliates George Soros and Robert Soros, and which reflect holdings as of December 31, 2012.

(7)	Includes 1,395,979 Ordinary Shares for which options and RSUs exercisable within 60 days of the date stated above, but does not include 373,423 Ordinary Shares for which options and RSUs granted to officers and directors which are not currently, and will not within 60 days be, exercisable.

20-F ClickSoftware Technologies Ltd.	Page 52

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2009		2012
		%		%
Total shares	30,244,330		31,654,942
Dr. Moshe BenBassat	2,497,885	7.9%	2,369,204	6.8%
Idit BenBassat	1,680,887	5.6%	1,686,111	5.3%
FMR LLC	(*)	-%	3,161,051	10.0%
Soros Fund Management LLC	(*)	-%	3,130,000	9.9%
G. Nicholas Farwell	2,134,105	7.1%	2,149,920	6.8%

(*)	Not known to us.

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of December 31, 2012, there were 19 holders of record of our Ordinary Shares in the United States, representing approximately 94% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our Ordinary Shares are held by brokers or other nominees. None of the Company’s Preferred Shares are issued or outstanding.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person severally or jointly.

7.B.	Related party transactions

Since January 1, 2012, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time, except for service agreements with our Chairman and Chief Executive Officer Dr. Moshe BenBassat (See Item 10.C "Material contracts not in the ordinary course of business") and compensation to our directors and officers (See Item 6.B "Compensation").

7.C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A.	Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales from Israel in 2012 were $99.6 million, or 99.5% of revenues, compared with $86.2 million, or 99.0% of revenues, in 2011, and $70.2 million, or 98.8% of revenues, in 2010.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

20-F ClickSoftware Technologies Ltd.	Page 53

Dividends

We do not have a formal dividend policy governing the amounts and payment of dividends. Until 2011, we retained all earnings for use in our business. During 2011 we declared a cash dividend to our shareholders in the amount of $10 million ($0.32 per share). During 2011 we distributed a cash dividend of $7.5 million ($0.24 per share). During 2012 we declared a cash dividend to our shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share). Subsequent to December 31, 2012, we distributed a cash dividend in the amount of $2.5 million. Payment of future dividends is at the discretion of our board of directors.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2012.

Item 9.	The Offer and Listing

9.A.	Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market. The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

	High	Low
	($)	($)
Annual Information
2008	4.00	1.81
2009	8.43	1.88
2010	8.07	4.82
2011	10.70	7.24
2012	12.98	6.88

Quarterly Information
First quarter 2011	9.36	7.24
Second quarter 2011	10.70	8.62
Third quarter 2011	10.36	7.42
Fourth quarter 2011	9.90	8.33
First quarter 2012	12.98	9.48
Second quarter 2012	12.96	8.02
Third quarter 2012	8.74	7.09
Fourth quarter 2012	8.72	6.88

Monthly Information
September 2012	8.05	7.58
October 2012	7.74	6.88
November 2012	7.75	6.92
December 2012	8.72	7.27
January 2013	8.94	7.91
February 2013	8.59	8.00
March 2013 (through March 20)	9.06	8.11

20-F ClickSoftware Technologies Ltd.	Page 54

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

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

20-F ClickSoftware Technologies Ltd.	Page 55

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

•	Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

•	Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

•	Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 2,100,000, divided into: (i)100,000,000 Ordinary Shares, and (ii) 5,000,000 Special Preferred Shares of NIS 0.02 par value each. Our Ordinary Shares do not have preemptive rights.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

20-F ClickSoftware Technologies Ltd.	Page 56

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights. A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights. Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and an even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

•	Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

20-F ClickSoftware Technologies Ltd.	Page 57

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class. These conditions provide for the minimum shareholder approvals permitted by the Companies Law.

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

20-F ClickSoftware Technologies Ltd.	Page 58

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

20-F ClickSoftware Technologies Ltd.	Page 59

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

None.

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

20-F ClickSoftware Technologies Ltd.	Page 60

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

Israeli Taxation Considerations

General Corporate Tax Structure

Income not eligible for "Approved enterprise" benefits was taxed in 2012 at a regular corporate tax rate of 25% (24% in 2011 and 25% in 2010). The tax rate was scheduled to be gradually reduced to 18% in 2016 and beyond. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the corporate tax rate was increased to 25% in 2012 and thereafter. However, the effective rate of tax payable by a company which derives income from an "Approved Enterprise" may be considerably lower – see discussion below. Due to budgetary constraints, from time to time the Israeli Government has considered delaying the Israeli company tax rate decreases but no decisions have yet been taken in this regard.

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

20-F ClickSoftware Technologies Ltd.	Page 61

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

20-F ClickSoftware Technologies Ltd.	Page 62

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

A company which qualifies as a foreign investment company, or FIC, is a company, like us, in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

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

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

•	Tax "holiday" package – for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 10 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

20-F ClickSoftware Technologies Ltd.	Page 63

•	Grant / Reduced tax package – for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

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

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We chose not to adopt the new law during 2012. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have material ramifications on the tax payable in respect of our Israeli operations.

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

20-F ClickSoftware Technologies Ltd.	Page 64

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

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot change its election. We have elected to take advantage of the amendment in 2013 and were required to pay about $0.7 million as a one-time payment.

20-F ClickSoftware Technologies Ltd.	Page 65

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 30%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (24% in 2011 and 25% in 2012 and thereafter). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 45% in 2011,up to 48% in 2012 and up to 50% in 2013 and thereafter) and the regular corporate tax rate for corporations (24% in 2011 and 25% in 2012 and thereafter) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (at a tax rate in 2011 of 24% and 25% in 2012 and thereafter for a corporation and a marginal tax rate of up to 45% in 2011, up to 48% in 2012 and up to 50% in 2013 and thereafter for individuals). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 66

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a "U.S. Holder" arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a "U.S. Holder" is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

20-F ClickSoftware Technologies Ltd.	Page 67

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

20-F ClickSoftware Technologies Ltd.	Page 68

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

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under "Israeli Taxation Considerations - Taxation of Our Shareholders – Dividends.") Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

20-F ClickSoftware Technologies Ltd.	Page 69

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder's total adjusted income exceeds applicable thresholds.

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

20-F ClickSoftware Technologies Ltd.	Page 70

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 28%) with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the "HIRE Act"), some payments made to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See "Non-U.S. Holders of Ordinary Shares."

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

The HIRE Act may impose withholding taxes on some types of payments made to "foreign financial institutions" and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

20-F ClickSoftware Technologies Ltd.	Page 71

10.F.	Dividends and paying agents

Not applicable.

10.G.	Statement by experts

Not applicable.

10.H.	Documents on display

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

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in the Americas, EMEA, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2012, 59% of our revenues and 33% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros. For example, a ten percent increase or decrease from 2012 exchange rates could have a net effect of about $2 million on our operating income. In 2012, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.0 million, a decrease in costs of revenues by $1.4 million and a decrease in operating expenses by $2.2 million.

20-F ClickSoftware Technologies Ltd.	Page 72

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. At December 31, 2012, we had short forward exchange contracts to sell up to Euro 1.8 million for a total amount of $2.4 million, British Pounds 4.8 million for a total amount of $7.7 million, Australian Dollar 2.2 million for a total amount of $2.2 million and NIS 2.9 million for a total amount of $0.8 million.

Interest Rate Risk. As of December 31, 2012, we had cash, cash equivalents and short-term investments of $58.7 million, which consist mainly of cash, short-term bank deposits with major banks, government and corporate bonds. Of this, a total of $3.6 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value would have an immaterial impact on our business, financial condition and results of operations. Our policy is that up to $10 million of our total cash and investments may be invested in companies that have a policy to regularly distribute dividends or in ETFs of a similar nature. As of December 31, 2012, $5 million of our cash, cash equivalents and investments were invested in equity securities of such companies.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2012 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2013
(in thousands of dollars)

A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$12,793
Average interest rate	0.2%
Government and corporate bonds	$10,600
Average interest (yield) rate	1.55%
Bank deposits	$30,310
Average interest rate	1.3%
Equity securities	$5,035
Total cash, cash equivalents and investments portfolio	$58,738

B) Long-term debts:
None

Item 12.	Description of Securities other than Equity Securities

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

20-F ClickSoftware Technologies Ltd.	Page 73

Part two

Item 13.	Defaults, dividend arrearages and delinquencies

None.

Item 14.	Material modifications to the rights of security holders and use of proceeds

None.

Item 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, the independent registered public accounting firm that audited our 2012 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the Exchange Act Rules, and is independent in accordance with applicable Exchange Act rules and Nasdaq Rules.

20-F ClickSoftware Technologies Ltd.	Page 74

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.	Principal Accountant Fees and Services

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our principal independent registered public accounting firm for each of the three years ended December 31, 2012, 2011 and 2010.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co and/or other member firms of Deloitte Touche Tohmatsu for all services, including audit services, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011

Audit fees (1)	$171,000	$175,000
Audit-related fees	-	-
Tax fees (2)	55,000	37,000
All other fees (3)	14,000	-

Total	$240,000	$212,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

(3)	Includes fees for services related to due diligence on the purchase of intangible assets

Pre-Approval of Auditors' Compensation.

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2012 and 2011 were either pre-approved by the full audit committee, or by the Chairman of the Audit Committee, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee). All approvals by the Chairman of the Audit Committee were duly ratified.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 75

ITEM 16G.	Corporate Governance

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 76

Part Three

Item 17.	Financial statements

Not applicable.

Item 18.	Financial statements

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statement as of and for the year ended December 31, 2012 of the Company and our report dated March 20, 2013 expressed an unqualified opinion on those financial statements.

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 20, 2013

20-F ClickSoftware Technologies Ltd.	Page 78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 20, 2013

20-F ClickSoftware Technologies Ltd.	Page 79

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	DECEMBER 31,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$12,793	$14,683
Deposits (Note 3)	30,310	28,243
Marketable securities (Note 3)	15,635	10,945
Trade receivables, net of allowance for doubtful accounts of $738 and $701 as of December 31, 2012 and 2011, respectively (Note 4)	21,792	23,378
Deferred taxes (Note 14)	220	540
Other receivables and prepaid expenses (Note 5)	3,398	2,610
Total Current Assets	84,148	80,399

Long-Term Assets:
Deposits (Note 6 & Note 11A)	621	1,093
Other receivables and prepaid expenses (Note 5)	275	233
Severance Pay funds (Note 7)	1,965	1,746
Deferred taxes (Note 14)	1,230	550
Identifiable Intangible assets, Net (Note 8)	452	1,166
Goodwill (Note 8)	1,572	1,572
Property and Equipment, Net (Note 9)	4,206	3,873
Total Long-Term Assets	10,321	10,233

TOTAL ASSETS	$94,469	$90,632

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses (Note 10)	$16,536	$13,608
Dividend payable (Note 12F)	-	2,536
Deferred revenues	9,047	9,529
Total Current Liabilities	25,583	25,673

Long-Term Liabilities:
Accrued severance pay (Note 7)	4,465	3,847
Deferred tax liability (Note 14)	-	180
Deferred revenues	1,503	1,828
Total Long-Term Liabilities	5,968	5,855

Total Liabilities	31,551	31,528

Commitments and Contingencies (Note 11)

Shareholders' Equity (Note 12):
Special preferred shares NIS 0.02 par value:
Authorized – 5,000,000 as of December 31, 2012 and 2011; no issued and outstanding shares as of December 31, 2012 and 2011;
Ordinary shares of NIS 0.02 par value:
Authorized - 100,000,000 as of December 31, 2012 and 2011; Issued – 31,693,942 shares as of December 31, 2012 and 31,407,888 as of December 31, 2011; Outstanding – 31,654,942 shares as of December 31, 2012 and 31,368,888 shares as of December 31, 2011;	132	131
Additional paid-in capital	87,566	84,383
Accumulated other comprehensive income	559	(167)
Accumulated deficit	(25,296)	(25,200)
	62,961	59,147
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	62,918	59,104

Total Liabilities and Shareholders' Equity	$94,469	$90,632

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 80

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Revenues (Note 13):
Software license	$34,541	$31,542	$25,825
Services	65,505	55,545	45,194
Total revenues	100,046	87,087	71,019

Cost of revenues:
Software license	3,686	2,519	2,299
Services	35,185	29,177	24,614
Total cost of revenues	38,871	31,696	26,913

Gross profit	61,175	55,391	44,106

Operating expenses:
Research and development	13,146	9,019	8,081
Less – participation by the Chief Scientist of the Government of Israel	-	-	161
Research and development , net	13,146	9,019	7,920
Selling and marketing	31,977	23,382	19,213
General and administrative	8,779	7,386	6,747
Impairment of goodwill (Note 8C)	-	939	-
Total operating expenses	53,902	40,726	33,880
Operating income	7,273	14,665	10,226
Other income	110	-	-
Interest income, net	274	7	189
Net income before taxes	7,657	14,672	10,415
Taxes on income (Note 14)	169	2,462	1,370
Net income	$7,488	$12,210	$9,045

Other comprehensive income, net of tax:
Gain in respect of marketable securities	37	45	-
Gain / (Loss) in respect of derivatives instruments designated for cash flow hedge	689	(440)	146
Comprehensive income	$8,214	$11,815	$9,191

Basic net earnings per share	$0.24	$0.39	$0.30
Diluted net earnings per share	$0.23	$0.38	$0.28

Shares used in computing basic net earnings per share	31,545,435	31,014,373	30,415,679
Shares used in computing diluted net earnings per share	32,837,789	32,226,883	32,037,399

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 81

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except for share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total

Balance as of December 31, 2009	30,244,330	$124	$78,933	$(36,438)	$82	$(43)	$42,658

Employee options exercised	389,897	2	1,068	-	-	-	1,070
Stock-based compensation expense related to employees and consultants	-	-	1,169	-	-	-	1,169
Accumulated other comprehensive income	-	-	-	-	146	-	146
Net Income	-	-	-	9,045	-	-	9,045
Balance as of December 31, 2010	30,634,227	$126	$81,170	$(27,393)	$228	$(43)	$54,088

Employee options exercised	734,661	5	1,482	-	-	-	1,487
Stock-based compensation expense related to employees and consultants	-	-	1,731	-	-	-	1,731
Accumulated other comprehensive income	-	-	-	-	(395)	-	(395)
Dividend	-	-	-	(10,017)	-	-	(10,017)
Net Income	-	-	-	12,210	-	-	12,210
Balance as of December 31, 2011	31,368,888	$131	$84,383	$(25,200)	$(167)	$(43)	$59,104

Employee options exercised	286,054	1	649	-	-	-	650
Stock-based compensation expense related to employees and consultants	-	-	2,534	-	-	-	2,534
Accumulated other comprehensive income	-	-	-	-	726	-	726
Dividend	-	-	-	(7,584)	-	-	(7,584)
Net Income	-	-	-	7,488	-	-	7,488
Balance as of December 31, 2012	31,654,942	$132	$87,566	$(25,296)	$559	$(43)	$62,918

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 82

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	YEAR ENDED DECEMBER 31,
	2012	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$7,488	$12,210	$9,045

Adjustments to reconcile net income to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation	2,144	1,519	1,254
Stock-based compensation	2,534	1,731	1,169
Amortization of acquired intangible assets	714	782	796
Impairment of goodwill	-	939	-
Impairment of acquired intangible assets	-	55	-
Severance pay, net	399	373	334
Gain on marketable securities	(146)	(94)	(59)
Other	13	11	8

Changes in operating assets and liabilities:
Trade receivables	1,586	(9,123)	2,155
Deferred taxes	(540)	1,310	940
Other receivables	(104)	(443)	(669)
Accounts payable and accrued expenses	2,928	1,034	955
Deferred revenues	(807)	1,623	441
Net cash provided by operating activities	16,209	11,927	16,369

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment	(2,490)	(2,018)	(1,517)
Decrease (Increase) in deposits, net	(1,595)	(11,969)	681
Investments in marketable securities	(7,459)	(8,298)	(8,451)
Proceeds from sales of marketable securities	2,915	5,286	2,003
Net cash used in investing activities	(8,629)	(16,999)	(7,284)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend paid	(10,120)	(7,481)	-
Employee options exercised	650	1,487	1,070
Net cash provided by (used in) financing activities	(9,470)	(5,994)	1,070

Increase (decrease) in cash and cash equivalents	(1,890)	(11,066)	10,155
Cash and cash equivalents at beginning of year	14,683	25,749	15,594
Cash and cash equivalents at end of year	$12,793	$14,683	$25,749

Supplemental cash flow information:
Cash paid for taxes	$692	$713	$133
Cash paid for interest	$1	$4	$4

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 83

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share amounts)

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

The Company's solutions are grouped into four main suites which together comprise its Service Optimization Suite:

•	Field Service Daily Suite covers automatic decision making and optimization support to manage field service operations.
•	Roster (Shift Planning) Suite covers shift planning needs for both the manager as well as the employee to optimize the balance between staffing levels needed for serving customers and managing labor costs, and employee preferences.
•	ClickMobile and Mobility Suite covers the needs of the mobile individual and back-office staff for field data communication.
•	Forecasting and Planning Suite covers tactical short term resource planning.

The Company's Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company's Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, shift planning and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution. The following comprise the individual products of the above suites: ClickSchedule, ClickAnalyze, ClickMobile, ClickLocate, ClickContact, ClickRoster, ClickPlan and ClickForecast. The Company provides a Cloud-based offering of its Service Optimization Suite via ClickSoftware Cloud Services and ClickExpress, which aims at the small and mid-size company markets.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd., a wholly owned subsidiary of ClickSoftware, Inc.), in Japan (ClickSoftware Japan KK), in India (ClickSoftware India Private Limited) and in South Africa (ClickSoftware Technologies (Pty) Ltd). The subsidiaries are primarily engaged in the sale and marketing of the Company's products in the Americas, EMEA (Europe, Middle East and Africa but not including Israel) and the rest of the world. All significant intercompany balances and transactions have been eliminated.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in ASC 830 ("Foreign Currency Matters"). All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

20-F ClickSoftware Technologies Ltd.	Page 84

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

Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions in the United States, Europe and Israel. Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe, the United States and Brazil. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

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

20-F ClickSoftware Technologies Ltd.	Page 85

Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable intangible assets as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired.
Goodwill impairment testing is a two-step process and may be preceded by a qualitative impairment assessment. Qualitative impairment assessment should be made to changes in circumstances and events indicating whether some of the intangible assets were impaired. When determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

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

20-F ClickSoftware Technologies Ltd.	Page 86

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

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of options to purchase shares, excluded from the calculations of diluted net income per share, were 1,242,416, 497,000 and 474,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term and long-term investments, current accounts receivable, marketable securities and accounts payable. In view of their nature, the fair value of the financial instruments included in working capital of the Company (other than marketable securities) is usually identical or close to their carrying amounts.

Stock-based compensation

ASC 718 ("Compensation – Stock Compensation") requires that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The main awards issued under Company stock-based compensation plans, which are described in Note 12D, "Employee, Directors, and Consultant Option Plans", include stock options and RSUs. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) reduced by estimated forfeitures in the Company Consolidated Statement of Operations.

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

20-F ClickSoftware Technologies Ltd.	Page 87

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

Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors. See also Note 12F.

Recent accounting pronouncements

On July 27, 2012, the FASB issued ASU 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. Similarly, under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test (1) indefinite-lived intangible assets annually for impairment and (2) between annual tests if there is a change in events or circumstances. The company does not expect the adoption of this update to have any material impact on our consolidated financial statements.

NOTE 3 — SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	DECEMBER 31,
	2012	2011

Bank deposits (1)	$30,310	$28,243
Marketable securities- government and corporate bonds (2)	10,600	10,945
Marketable securities- equities(3)	5,035	-
	$45,945	$39,188

(1) The bank deposits bear interest at an average annual rate of 1.3% and 2.1% for 2012 and 2011, respectively.

(2) The Bonds provide a yield at an average annual rate of 1.55% and 0.9% for 2012 and 2011, respectively.

(3) Unrealized net gains are immaterial

NOTE 4 — TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A. Trade receivables

	DECEMBER 31,
	2012	2011

Accounts receivables billed	$18,847	$21,807
Accounts receivables unbilled	3,683	2,272
Allowance for doubtful accounts	(738)	(701)
Trade receivables, net	$21,792	$23,378

20-F ClickSoftware Technologies Ltd.	Page 88

B. Allowance for doubtful accounts

	DECEMBER 31,
	2012	2011

Balance at beginning of year	$701	$1,102
Increase of allowance	37	139
Write-off	-	(540)
Balance at year end	$738	$701

NOTE 5 — OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2012	2011

Prepaid expenses	$1,890	$2,113
Government participation and other government receivables	616	426
Employees	198	125
Other	969	179
	$3,673	$2,843

Other receivables and prepaid expenses – Short term	$3,398	$2,610
Other receivables and prepaid expenses – Long term	275	233
	$3,673	$2,843

NOTE 6 — LONG-TERM DEPOSITS

	DECEMBER 31,
	2012	2011

Bank deposits (see also Note 11A)	$621	$1,093
	$621	$1,093

The bank deposits bear interest at an average annual rate of 1.3% and 2.1% for 2012 and 2011, respectively.

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

Severance pay expenses amounted to $1,632, $1,383 and $911 for the years ended December 31, 2012, 2011 and 2010, respectively.

20-F ClickSoftware Technologies Ltd.	Page 89

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Goodwill:
	DECEMBER 31,
	2012	2011

Balance as of January 1	$1,572	$2,511
Changes during year:
Impairment	-	(939)
Balance as of December 31(*)	$1,572	$1,572

(*) All goodwill balance as of December 31, 2011 relates to ClickSoftware reporting unit

B.	Identifiable intangible assets, Net:

		DECEMBER 31,
	Useful life	2012	2011
Original amount
Core technology	3-6 years	$1,507	$1,507
In Process Research & Development	4 years	472	472
Customer relationship, net of impairment (see C below)	3-6 years	1,007	1,007
Non-compete	4 years	127	127
		$3,113	$3,113
Accumulated Amortization		2,661	1,947
Identifiable intangible assets, Net		$452	$1,166

The estimated future amortization expense of other intangible assets as of December 31, 2012 is as follows:

2013	$277
2014	86
2015 and thereafter	89
$452

C.	Goodwill and Other Intangible Assets impairment testing

The company performs annual impairment tests in the fourth quarter. For impairment testing the company identified two separate reporting units: ClickSoftware and Service Tycoon (ST) (acquired from AST Technologies in 2009). For ClickSoftware the fair value was significantly higher than the carrying amount. For ST the goodwill was determined to be impaired and was written off in 2011. In both reporting units no events or changes in circumstances indicating intangible assets impairment were detected during 2012.

20-F ClickSoftware Technologies Ltd.	Page 90

NOTE 9 — PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2012	2011
Cost
Computers and office equipment	$8,645	$6,805
Leasehold improvements	2,502	2,199
	$11,147	$9,004
Accumulated Depreciation	6,941	5,131
Property and equipment, net	$4,206	$3,873

NOTE 10 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2012	2011

Suppliers	$5,392	$4,789
Employee and related costs	8,598	6,310
Government commitment	2,546	2,265
Other	-	244
	$16,536	$13,608

NOTE 11 — COMMITMENTS AND CONTINGENCIES

A.	The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2012, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2013 were approximately $600 in the aggregate. The letters of credit are secured by $600 in deposits to cover any potential payments under the guarantees.

B.	The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India and Australia. The leases for these facilities expire in the years 2013 through 2021. Minimum future rental payments, as of December 31, 2012 are as follows:

2013	$3,247
2014	3,373
2015	2,050
2016-2021	3,279
$11,949

Rent expense amounted to $2,442, $2,244 and $1,728 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company has a lease for approximately 58,000 square feet of office space in Petach Tikva, Israel. The Company has a lease for office space in Burlington, Massachusetts for approximately 25,000 square feet. The Company has a lease for office space in Burnham, United Kingdom for approximately 11,500 square feet. The Company has a lease for office space in Melbourne, Australia for approximately 10,000 square feet. The Company has a lease for office space in Gurgaon, India for approximately 22,000 square feet.

C.	From time to time, the Company is involved in various routine legal proceedings incidental to the ordinary course of our business. The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company's business or consolidated financial condition.

20-F ClickSoftware Technologies Ltd.	Page 91

NOTE 12 — SHAREHOLDERS' EQUITY

A.	Public Company

The Company's shares are publicly traded on the Nasdaq Global Select Market.

B.	Share Capital

Share capital is comprised of issued and outstanding Ordinary Shares of NIS 0.02 par value.

C.	Employee Stock Purchase Plan

None.

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

Under the Plan and its sub-plans, the Company granted options to purchase 794,000, 554,000 and 589,000 Ordinary Shares at an average exercise price of $10.38, $8.71 and $6.11 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2012, the Company granted an aggregate of 48,000 RSUs to independent directors.

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2011, the Company granted an aggregate of 48,000 RSUs to independent directors.

In the years ended December 31, 2012 and 2011, the board of directors and shareholders at the annual meetings approved a total grant of an option to the Company chairman to purchase 200,000 ordinary shares.

During the years 2003-2012 the board of directors decided to increase the reserve for grants under the Plan, by 7,097,269 options (and RSUs). These reserve increases included two reserve increases, one of which provided for an increase in the reserve for grants under the Plan of 800,000 options, effective January 1, 2012 and the other provided for an increase in the reserve for grants under the Plan of 800,000 options, effective January 1, 2013.

20-F ClickSoftware Technologies Ltd.	Page 92

A summary of the status of the Company's stock option plans as of December 31, 2012, 2011 and 2010 and changes during the years then ended is as follows:

	OPTIONS AND RSUs AVAILABLE FOR GRANT	OUTSTANDING OPTIONS AND RSUs	WEIGHTED -AVERAGE EXERCISE PRICE PER SHARE ($)	WEIGHTED -AVERAGE FAIR VALUE OF OPTION
Outstanding at December 31, 2009	2,129,665	3,237,089	2.94
Increase in option pool, net	800,000	-	-
Granted	(589,000)	589,000	6.11	$3.90
Forfeited	188,072	(188,072)	7.06
Exercised	-	(389,897)	2.65
Outstanding at December 31, 2010	2,528,737	3,248,120	3.31
Increase in option pool, net	800,000	-	-
Granted	(554,000)	554,000	8.71	$5.17
Forfeited	45,650	(45,650)	6.14
Exercised	-	(734,661)	2.07
Outstanding at December 31, 2011	2,820,387	3,021,809	4.56
Increase in option pool, net	516,691	-	-
Granted	(794,000)	794,000	10.38	$5.20
Forfeited	89,331	(89,331)	10.04
Exercised	-	(286,054)	2.21
Outstanding at December 31, 2012	2,632,409	3,440,424	5.96

The following table summarizes information about options outstanding and exercisable as of December 31, 2012:

	OPTIONS AND RSUs OUTSTANDING				OPTIONS AND RSUs EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2012		WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2012	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
0.01	24,000	*	6.2	$0.01	-	-	-
1.30 – 2.00	925,762		1.1	$1.75	925,762	1.1	$1.75
2.04 – 3.51	444,647		2.0	$2.83	444,647	2.0	$2.83
4.25 – 4.45	167,200		1.7	$4.33	167,200	1.7	$4.33
5.16 – 6.77	306,986		3.8	$5.65	247,074	3.7	$5.59
7.06 – 8.22	625,413		4.6	$7.59	326,518	3.7	$7.46
9.48 – 9.71	466,416		5.1	$9.54	221,145	5.1	$9.54
11.24 -12.98	480,000		5.9	$12.44	-	-	-
	3,440,424				2,332,346

*RSUs

As of December 31, 2012, the aggregate intrinsic value for the options exercisable was $10.1 million with a weighted-average remaining contractual life of 1.3 years. Additionally, there were 1.1 million options expected to vest with a weighted-average exercise price of $9.9 and an aggregate intrinsic value of $0.6 million with a weighted-average remaining contractual life of 5.6 years.

The weighted average fair value of options exercisable as of the years ended December, 2012, 2011 and 2010 was $2.6, $2.32 and $1.82 respectively.

The aggregate intrinsic value for the options exercised during 2012, 2011 and 2010 was $1.9 million, $4.6 million and $1.3 million respectively.

20-F ClickSoftware Technologies Ltd.	Page 93

E.	Stock-based compensation expenses

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations for the years ended December 31, 2012, 2011 and 2010:

	YEAR ENDED DECEMBER 31,
		(in thousands)
	2012	2011	2010

Cost of revenues	$312	$202	$170
Research and development expenses	254	168	145
Selling and marketing expenses	611	389	334
General and administrative expenses	1,357	972	520
Total	$2,534	$1,731	$1,169

The unrecognized stock-based compensation cost calculated under the fair value method for shares incentives expected to vest (unvested shares net of expected forfeitures) as of December 31, 2012 was approximately $4.8 million and is expected to be recognized over a weighted-average period of 1.8 years.

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions: (1) expected life of 4.8 years (2011 – 4.7, 2010 – 4.8); (2) dividend yield of 3.2% (2011 – 3.40%, 2010 – 0%); (3) expected volatility of 57% (2011 – 61%, 2010 – 66%); and (4) risk-free interest rate of 1.4% (2011 – 2.5%, 2010 – 3.0%).

F.	Dividend

During 2011 the Company declared a cash dividend to its shareholders in the amount of $10 million ($0.32 per share). During 2011 the Company distributed a cash dividend of $7.5 million ($0.24 per share).

During 2012 the Company declared a cash dividend to its shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share).

Subsequent to December 31, 2012, the Company distributed a cash dividend in the amount of $2.5 million.

NOTE 13 — SEGMENT REPORTING

The Company operates in one segment: the design, development, and marketing of software solutions.

The Company's revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2012	2011	2010
Revenue
Americas	$60,123	$40,070	$28,681
EMEA	32,888	39,455	37,080
Israel	456	847	849
Asia Pacific	6,579	6,715	4,409
	$100,046	$87,087	$71,019

Major customers- as percentage of total sales:

	2012	2011	2010
	%	%	%

Customer A	11	12	12
Customer B	(*)	10	(*)

(*) Less than 10%

20-F ClickSoftware Technologies Ltd.	Page 94

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2012	2011
Property and Equipment, Net
Americas	$662	$448
EMEA	421	475
Asia Pacific	411	361
Israel	2,712	2,589
	$4,206	$3,873

NOTE 14 –TAXES ON INCOME (TAX BENEFIT)

A.	Company

Part of the Company's investment in equipment has received approvals ("Approved Enterprise" status) in accordance with the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first, second and third plans benefit periods have already expired.

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

The benefit periods for plans one, two and three have expired.

In 2006, the Company received approval under the Amendment to its Fourth plan as a Privileged Enterprise. The commencement year was 2004. 2011 is the first year the Company generated income subject to the provisions of the new law. The expected expiration year is 2015.

In 2007, the Company received approval under the Amendment to its Fifth plan as a Privileged Enterprise. The commencement year was 2006. 2011 is the first year the Company generated income subject to the provision of the new law. The expected expiration year is 2017.

In 2008, the Company received approval under the Amendment to its sixth plan as a Privileged Enterprise. The commencement year was 2008. 2011 is the first year the Company generated income subject to the provision of the new law. The expected expiration year is 2019.

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

20-F ClickSoftware Technologies Ltd.	Page 95

Income not eligible for "Approved Enterprise" benefits mentioned above is taxed at a regular rate of 25% (24% in 2011).

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its Approved Enterprise status, the Company would have to pay corporate tax of 10% - 25% on the income from which the dividend was distributed based on the extent to which non-Israeli shareholders hold Company’s shares. A 15% withholding tax may be deductible from dividends distributed to the recipients.

From 2011 the Company has earnings attributable to Approved Enterprise programs.

The Company distributed during 2011 and 2012 dividends in the aggregate amount of $17.5 million. Such distribution did not result in additional Israeli tax liabilities to the Company because such dividends were paid from regular parent Company profits, which were not derived from Approved Enterprises.

In November 2012, a law was enacted in Israel to incentivize companies to pay taxes on those Approved Enterprises earnings as if distributed, and effectively release the earnings from any further tax liabilities at the Company parent level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to the Company will be approximately 6%. During 2013 the Company elected to use the incentive available under the law by paying tax of $0.7 million, releasing 2011 tax-exempt earnings of $12.2 million for future dividends distributions. Deferred tax provision was included in the Company financial statements for the year ended December 31, 2012.

Except for 2011 Approved Enterprise profits as explained above, the Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the board of directors have not yet determined to pay any dividend in the future from those earnings. Accordingly, such earnings have been considered to be permanently reinvested.

In 2011, new legislation amending to the Investment Law was adopted (the “2011 Amendment”). Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the 2011 Amendment, the Company may decide to irrevocably implement the provisions of the 2011 Amendment while waiving benefits provided under the current law or to remain subject to the current law.

Changing from the current law to the 2011 Amendment is permitted at any time. The Company does not expect the 2011 Amendment to have material ramifications on the tax payable in respect of its Israeli operations. The Company may adopt the 2011 Amendment during 2013.

B.	Tax assessments

Final tax assessments in Israel have been received up to and including the 2008 tax year.

C.	Deferred taxes

Deferred tax assets, net consist of the following significant items:

20-F ClickSoftware Technologies Ltd.	Page 96

	DECEMBER 31,
	2012	2011

Net operating loss carry forwards of non-Israeli subsidiaries	$7,360	$7,606
R&D cost temporary differences	984	14
Other timing differences	1,628	1,180
Deferred liability due to future dividend from 2011 Approved Enterprise	(735)	-
Deferred tax assets before valuation allowance	9,237	8,800
Valuation allowance	(7,787)	(7,890)
Deferred tax assets, net of allowance	$1,450	$910

Presentation in balance sheets:

	DECEMBER 31,
	2012	2011

Current deferred taxes, net	$220	$540
Non-current deferred taxes, net	1,230	550
Non-current deferred tax liability, net	-	(180)
	$1,450	$910

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and projections for future taxable income, the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax Benefit (expense) of $540 and ($1,310) in 2012 and 2011, respectively.

As of December 31, 2012, net operating loss carryforwards in the Company’s U.S subsidiary amounted to approximately $19,000 attributable to the federal tax and approximately $6,300 attributable to state tax. The tax loss carryforwards in the U.S. expire between 2013 and 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization. There are no material other tax loss carryforwards in other companies in the group.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) As for the year ended December 31, 2012, the amount of earnings subject to additional taxes for which deferred taxes were not provided was $16.1 million and the potential tax liability was in the amount of $2.4 million. The Company may avoid the tax liability if distribution is not made or is made from resources other than earnings from Approved Enterprises with those earnings permanently reinvested. The Company has not provided deferred taxes, as management and the board of directors have not yet determined to pay any dividend from these earnings in the future. Accordingly, such earnings have been considered to be permanently reinvested.

(3) Dividends distributable from the income of foreign subsidiaries in the Group, as the Company does not expect these subsidiaries to regularly distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes of about $0.1 million on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

20-F ClickSoftware Technologies Ltd.	Page 97

D.	Israel and International components of income profit before taxes

	YEAR ENDED DECEMBER 31,
	2012	2011	2010

Israel	$4,482	$13,330	$7,049
International	3,175	1,342	3,366
	$7,657	$14,672	$10,415

E.	Income taxes included in the statement of operations

	YEAR ENDED DECEMBER 31,
	2012	2011	2010

Current taxes	$709	$1,152	$430
Deferred taxes	(540)	1,310	940
	$169	$2,462	$1,370

F.	Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2012	2011

Net income before taxes	$7,657	$14,672

Average Statutory tax rates	28%	27%

Theoretical tax	2,144	3,961

Decrease in taxes resulting from effect of “privileged enterprise” status	(1,120)	(3,266)
Non-deductible expenses	1,235	(641)
Change in valuation allowance and deferred taxes	(1,775)	1,951
Other	(315)	457
	(1,975)	(1,499)

Actual tax expense	$169	$2,462

G.	Uncertain tax positions

As of December 31, 2012, The Company maintains 4 uncertain tax positions accruals in the amounts of $367 $555, $178 and $19.

As of December 31, 2011, The Company maintained 3 uncertain tax positions accruals in the amounts of $352, $341 and $32.

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

20-F ClickSoftware Technologies Ltd.	Page 98

Item 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1 (1)	Memorandum of Association reflecting amendments integrated into the text as amended and restated as of July 15, 2010 (English translation from the official, original version in Hebrew)
1.2(1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 15, 2010
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	2000 Share Incentive Plan, as amended and restated as of July 15, 2010
4.3 (2)	2000 Employee Share Purchase Plan
4.4 (4)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz effective October 20, 2002
4.5 (5)	Amended Form of Indemnification Agreement
4.6 (3)	Management and Consulting Agreements for Moshe BenBassat effective as of January 1, 2010
4.7 (3)	2003 Israeli Share Incentive Plan, as amended and restated as of July 15, 2010
4.8 (6)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.9 (7)	Form of 2000 U.K. Share Scheme, as amended
4.10 (8)	Employment Agreement between ClickSoftware Technologies Ltd. and Hannan Carmeli effective March 15, 2005
4.11 (5)	Summary of Material Terms of the Lease Agreement (originally in Hebrew) effective as of May 30, 2007 by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
8.1	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu
101*	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

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

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 24, 2003.

(5) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 16, 2008.

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 22, 2004.

(7) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 11, 2007.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 17, 2005.

* To be filed by amendment.

20-F ClickSoftware Technologies Ltd.	Page 99

SIGNATURES

ClickSoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date: March 20, 2013

20-F ClickSoftware Technologies Ltd.	Page 100