Form 20-F
period 2013-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2014-04-09
CIK 1105841

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 000-30827

ClickSoftware Technologies Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

Azorim Park, Oren Building

94 Em Hamoshavot Road

Petach Tikva 4970602 Israel

(Address of principal executive offices)

Shmuel Arvatz

Tel. +972-3-7659-400

Fax +972-3-7659-401

Azorim Park, Oren Building

94 Em Hamoshavot Road

Petach Tikva 4970602 Israel

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

32,494,575 Ordinary Shares, par value NIS 0.02 per share

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

This annual report on Form 20-F includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, future changes in our expenses and investments, average deal size and number of new deals, the results and expected benefits of our acquisition of Xora, capitalization of cloud services momentum, trend information, sufficiency of our office space, visibility into future periods, expected growth, expected rates of growth, expansion into new territories, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues, exploration of acquisitions, future tax rates, reduction of expenses, revenue trends, collection of accounts receivable and deferred revenues. In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – "Risk Factors" and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

20-F ClickSoftware Technologies Ltd.	Page 4

PART ONE

Item 1.	Identity of directors, senior management and advisErs

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – "Operating and Financial Review and Prospects" - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2013	2012	2011	2010	2009
Revenues	$103,181	$100,046	$87,087	$71,019	$61,123
Cost of revenues	44,307	38,871	31,696	26,913	20,831
Gross profit	58,874	61,175	55,391	44,106	40,292
Research and Development, net	15,970	13,146	9,019	7,920	6,499
Selling and Marketing	39,706	31,977	23,382	19,213	16,240
General and Administrative	9,121	8,779	7,386	6,747	6,423
Impairment of goodwill	-	-	939	-	-
Total operating expenses	64,797	53,902	40,726	33,880	29,162
Operating (loss) income	(5,923)	7,273	14,665	10,226	11,130
Other income	-	110	-	-	-
Financial income, net	839	274	7	189	380
Net (loss) income before taxes	(5,084)	7,657	14,672	10,415	11,510
Taxes on income (Tax benefit)	(924)	169	2,462	1,370	(1,004)
Net (loss) income	$(4,160)	$7,488	$12,210	$9,045	$12,514
Basic net (loss) earnings per share	$(0.13)	$0.24	$0.39	$0.30	$0.43
Diluted net (loss) earnings per share	$(0.13)	$0.23	$0.38	$0.28	$0.40
Dividend declared per share	$0.21	$0.24	$0.32	-	-
Shares used in computing basic net (loss) earnings per share	32,048,030	31,545,435	31,014,373	30,415,679	29,400,973
Shares used in computing diluted net (loss) earnings per share	32,048,030	32,837,789	32,226,883	32,037,399	31,137,238

20-F ClickSoftware Technologies Ltd.	Page 5

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2013	2012	2011	2010	2009
Working capital	$54,444	$58,565	$54,726	$48,710	$37,666
Total assets	97,568	94,469	90,632	79,827	66,449
Long-term liabilities	9,522	5,968	5,855	5,208	5,461
Shareholders' equity	$56,919	$62,918	$59,104	$54,088	$42,658
Number of shares outstanding	32,494,575	31,654,942	31,368,888	30,634,227	30,244,330

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

Competition, particularly direct competition, continues to intensify as current competitors expand their product offerings and new companies attempt to enter the market. In addition, smaller competitors have been acquired by large organizations with broader product offerings, or been awarded venture funding, promoting competition on price and away from value. The industries where we are active have witnessed a substantial amount of merger and acquisition activity over the past few years and this trend of industry consolidation will likely continue, particularly as larger, better capitalized companies seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

Competitors vary in size and in the scope and breadth of the products and services they offer. Some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for workforce management and optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to enter and compete in our market. In particular, since our contracts with large resellers generally do not include non-competition provisions, it may be easier for these partners to compete with us in the future. SAP A.G. acquired Syclo in 2012, one of our competitors in the mobility space. SAP has its own offering which competes with our ClickSchedule product. Another of our partners, IBM, recently acquired Worklight Ltd., a potential mobility competitor. We may also face competition from Accenture LLP.

20-F ClickSoftware Technologies Ltd.	Page 6

We offer mobility and shift-planning solutions for which competition may be more intense than our traditional offerings. Mobility is oriented more towards the mass market which is more commodity oriented than our traditional markets. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business, financial condition and results of operations to suffer. We may not be able to compete successfully with existing or future competitors. If we fail to compete successfully against current and future competitors, our business, financial condition and results of operations would be materially and adversely affected.

At the lower end of our potential customer base for field service management, there are a large number of vendors offering basic services such as dispatching tasks and gathering task execution data via mobile forms. Some customers may find such solutions appealing. Therefore, if we are unable to educate the market about the higher value of our solutions, or if we cannot deliver simple-to-implement solutions that address such basic needs, we may be at a disadvantage when selling to these customers.

Our market may experience rapid changes in customer preferences or technology that could impact our revenues or require us to redesign our products, which would result in increased research and development expenses.

The market for our products is competitive and rapidly changing. We have detected a pattern in the IT market towards smaller initial transactions relative to the approach we saw in prior years. This has led to a smaller initial transaction size with new customers, and will require us to scale up the number of our transactions in order to maintain our growth.

The pattern of smaller initial deal size coincides with the expected shift from traditional on-premises deployment of our products to the cloud-based software-as-a-service, or SaaS, model. This shift has occurred faster than we expected. Although this shift has long-term benefits in the form of a more stable future revenue stream for us, the tendency of customers to shift to the SaaS model in order to lower up-front investment does impact the Company’s short term growth rate. SaaS, combined with general macro-economic concerns, has moderated buyers’ tolerance for risk versus price, thereby encouraging a smaller initial deployment size than we have seen in the past.

Further, as customers become more acquainted with cloud-based SaaS, there is a greater expectation for low initial financial investment. In order to remain competitive and satisfy low initial customer outlay, it may require us to propose a low-cost implementation which could impact our consulting revenues.

Our market is also characterized by rapid technological change, dynamic customer needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and customer requirements, or if our product development or introduction is delayed, our business will suffer. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. The actual or anticipated introduction of new products has resulted, and will continue to result, in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. In the mobility sector, technological changes with regard to platforms and operating systems with which we integrate are typically rapid. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and continue to make substantial product development investments. We have previously experienced delays in introducing new products and features, and we may experience delays in the future that could impair our revenue and operating results. Our business, financial condition and results of operations will be materially and adversely affected if we fail to respond to our rapidly changing market by enhancing our product functionality to meet our customers' needs.

The market may not accept our products and services.

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end optimization suite of products, or our Service Optimization Suite, which includes ClickSchedule, ClickAnalyze, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate and ClickContact. Our packaging includes three distinct entry points for a customer organization that has medium-to-large size or requirement complexity: a Field Service Suite, a Mobility Suite and a Roster Suite. We also offer our Service Optimization Suite and Mobility Suite under a cloud-based model. For customers with smaller sizes and requirement complexity, we offer our ClickExpress solution under a cloud-based model. We continually aim to improve and enhance our products and services to meet market requirements. Our growth depends on the market acceptance of these products and services, and in particular the pace at which the market adopts our cloud-based offerings. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

20-F ClickSoftware Technologies Ltd.	Page 7

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

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume, timing and recognition of customer orders;
•	internal budget constraints and approval processes of our customers;
•	the length and unpredictability of our sales cycle;
•	the recognition of a portion of our revenues on a contract accounting basis;
•	the recent pattern of smaller initial deal size coinciding with a shift from traditional on-premises deployment of our products to the cloud-based SaaS model;
•	the indirect nature of some of our sales efforts through our channel and strategic partners;
•	the mix of revenue generated by product licenses and professional services;
•	new product introductions or enhancements by us or our competitors;
•	price and product competition;
•	changes to our pricing strategies and those of our competitors;
•	inclusion of revenues following existing and future acquisitions of third parties;
•	timing and amount of sales and marketing expenses;
•	changes in the composition and success of our business and partner relationships;
•	technical difficulties affecting the operation of our software;
•	foreign currency exchange rate fluctuations;
•	general economic conditions, including a prolonged economic recession; and
•	difficulties in collecting accounts receivable.

Because of the numerous factors that may cause significant fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

20-F ClickSoftware Technologies Ltd.	Page 8

We may not be able to achieve and maintain the same level of profitability as we achieved in the past.

We recorded a profit for each of the fiscal years 2006 through 2012, and incurred a net loss in 2013. We may not generate sufficient revenues to achieve profitability in the future. To achieve profitability, we must increase our revenues while controlling our expenses. Although we implemented cost reduction measures for 2014, some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our results. As a result, we must generate and maintain growing revenues to achieve and maintain profitability, which we may not accomplish.

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

Depending on the nature and specific needs of a customer, the implementation of our products typically takes six to twelve months. During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including a customer's budgetary constraints and internal acceptance reviews, the success and continued internal support of a customer's own development efforts, the nature, size and specific needs of a customer, the possibility that a customer cancels an order and the level and quality of service provided by third-party implementation and professional services partners. Long implementation cycles may delay the recognition of revenue as some of our customers engage us to perform system implementation services, which can defer revenue recognition for the related software license revenue. In addition, when we experience long implementation cycles, we may incur costs at a higher level than anticipated, which may reduce the anticipated profitability of a given implementation. We continue in our efforts to simplify the implementation process. However, because our implementation cycle depends on factors outside of our control, we may experience delays or other complications with our implementation timeline that may materially and adversely affect our business, financial condition and results of operations.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Mergers with or acquisitions of companies, products or technologies, such as our recent acquisition of Xora, Inc. (Xora) as described elsewhere in this annual report, involve a number of risks, including:

•	the diversion of management time and resources;
•	the difficulty of assimilating the operations and personnel of the merged or acquired companies;
•	the possibility the business cultures will not be compatible;
•	the difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to integration of the acquired companies;
•	difficulties in implementing and maintaining uniform standards, controls and policies;
•	the impairment of relationships with employees and customers as a result of any integration of new personnel;
•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;
•	potential unknown liabilities associated with acquired businesses;

20-F ClickSoftware Technologies Ltd.	Page 9

•	expending significant cash;
•	incurring substantial debt;
•	dilution of current shareholders' percentage ownership (if equity securities are issued as consideration);
•	assumption of contingent liabilities; and
•	impairment of goodwill and other assets acquired.

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

Our revenues still depend on a small number of products, and in particular ClickSchedule, and our results may be vulnerable to unexpected shifts in demand.

While other offerings gained momentum (both in absolute terms and relative to overall revenue) ClickSchedule still accounted for the majority of our license revenues in each of years ended December 31 2013, 2012 and 2011 and we expect that this will be the case in the foreseeable future. Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues. A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

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

20-F ClickSoftware Technologies Ltd.	Page 10

Our risk from exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk.

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. In 2013, the rate of growth of our costs increased in part due to exchange rate fluctuations and weakness in the U.S. dollar compared to NIS that significantly increased the cost of our Israel-based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase. In 2013, 65% of our expenses and 49% of our revenues were incurred in non-U.S. dollar currencies. We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2013, 46% of our expenses were incurred in NIS. Currency fluctuations in the major currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash, as well as marketable securities. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that up to $10 million of our total cash and investments may be invested in equity of companies that have a policy to regularly distribute dividends or in Exchange Traded Funds, or ETFs, of a similar nature. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements as of December 31, 2013. However, nearly all of our cash and marketable securities are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or similar governmental deposit insurance outside the United States. Therefore, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the recent volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

Our future success depends on the continued service of our executive officers, including Moshe BenBassat, Shmuel Arvatz, Zvi Piritz and Stephen Timms, and other key sales and marketing, product development and professional services personnel. Competition for these employees can be intense, including in a number of our key markets and locations, such as Israel, India, the United States, the United Kingdom and Australia. More generally, we may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.

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

20-F ClickSoftware Technologies Ltd.	Page 11

Continuing uncertainties in the macroeconomic conditions may adversely affect the ability of our customers, suppliers and channel partners (e.g., distributors and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. While in 2013 there was a slow recovery in the global economy, in 2011 and 2012 we encountered a slowdown in the EMEA region. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected.

During 2013, our five largest customers together accounted for approximately 26% of our revenues. If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand. We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

Our products could be susceptible to errors or defects or contain inaccurate data from third-party vendors.

Complex software products, such as ours, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite internal testing, testing by current and potential customers and the history of use by our installed base of customers, our current and future products may contain defects or errors. We also commit to service level agreements in connection with our cloud-based offerings, and any excessive downtime may harm the perception of our offerings by our customers. With regard to our entire suite of products and services, defects or errors could result in adverse customer reaction and publicity, damage to our reputation, diversion of resources, increased service and maintenance costs, loss of market demand, loss of market share, loss of potential new customers, lost revenues, liability or a delay in market acceptance of these products, any of which could have a material adverse effect on our business, financial condition and results of operations.

We host our cloud-based offerings on Amazon Web Services, or AWS, and are dependent on the continued reliability of AWS. The performance of our products also depends, in part, upon the accuracy and continued availability of third-party data. We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products. If these parties do not provide accurate information, or if we are unable to maintain our relationships with them, our reputation and competitive position could suffer and we could be unable to develop or enhance our products as required.

Security breaches could disrupt our information technology systems or expose us to liability and our reputation and business could suffer.

A breach of our information technology systems and/or infrastructure by persons with or without authorized access could disrupt our operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data breaches either internally or at our third party infrastructure providers. Although we have invested in measures to reduce these risks, these measures may not be successful in preventing compromise and/or disruption of our information technology systems and related data.

We retain sensitive data, including intellectual property, books of record and personally identifiable information, on our networks. Customers require us to adhere to various data protection regulations throughout the world. It is critical to our business strategy that our infrastructure and other infrastructure we use to host our solutions remain secure and are perceived by customers and partners to be secure. Despite our security measures, our infrastructure and third party infrastructure we use to host our solutions may be vulnerable to attacks by hackers or other disruptive problems. Our cloud-based offering may create additional vulnerabilities due to the inherent risks of doing business on the internet. Any such security breach may compromise information stored on our networks. Such an occurrence could negatively affect our reputation as a trusted provider of solutions and hosting such solutions by adversely affecting the market's perception of the security or reliability of our products or services.

20-F ClickSoftware Technologies Ltd.	Page 12

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

20-F ClickSoftware Technologies Ltd.	Page 13

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;
•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	difficulties in complying with a variety of foreign laws and legal standards;
•	potentially adverse tax consequences;
•	differing labor standards;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

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

The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet is expected to increase significantly following the purchase of Xora as described in section 4.B below to about $15 million and may increase further following future acquisitions. For example, in 2013, we recorded identifiable intangible assets impairment charges of $0.2 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

20-F ClickSoftware Technologies Ltd.	Page 14

Our Chief Executive Officer owns a significant percentage of our Ordinary Shares and therefore could significantly influence the outcome of actions.

As of March 25, 2014, our Chief Executive Officer, Dr. Moshe BenBassat, beneficially owned approximately 6.9% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase our Ordinary Shares. Dr. BenBassat's wife, Idit BenBassat, owns approximately 5.4% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership and voting control). Due to the wide dispersion of our share capital, Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company. The influence of our Chief Executive Officer could adversely affect our stock price.

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

20-F ClickSoftware Technologies Ltd.	Page 15

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

We have taken measures to put in place a business continuity plan addressing foreseen scenarios. However these scenarios do not include the whole range of possibilities and combinations of circumstances.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

For the year ended December 31, 2013, we incurred a pre-tax loss and recorded a tax benefit due to increase in deferred tax benefits. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Going forward we expect our effective tax rates to increase compared to effective tax rates in 2012 due to the utilization of tax losses carry forwards mostly in Israel as well as our move to a less favorable tax bracket in Israel.

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

20-F ClickSoftware Technologies Ltd.	Page 16

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

In addition, we are subject to other restrictions with respect to products developed with grants from the Chief Scientist. Any know-how from the research developed with the grants from the Chief Scientist may not be transferred to third parties without prior approval of the Chief Scientist, and approval is contingent on the recipient agreeing to abide by the provisions of the Encouragement of Industrial Research and Development, 1984, or the Research Law, and related regulations. Also, our ability to manufacture products and transfer know how outside Israel without the approval of the Chief Scientist is restricted under Israeli law and we are required to pay increased royalties to the Chief Scientist of up to 300% of the original grant amount with respect to any products manufactured outside Israel. Since we conduct all of our manufacturing activities in Israel and intend to continue doing so, we do not expect any increase in the amount of royalties we are required to pay to the Chief Scientist.

20-F ClickSoftware Technologies Ltd.	Page 17

Item 4.	Information on the company

4.A.	History and development

Our corporate name is ClickSoftware Technologies Ltd. for both legal and commercial purposes. We were incorporated as a company under the laws of the State of Israel in 1979 and are subject to the Companies Law. From inception until 1996, we operated as a consulting company in the area of optimization and intelligent decision support systems. Thereafter, we transformed our business model to provide workforce management and optimization products and solutions. We have been listed for trading on the Nasdaq stock market since 2000. Our principal executive offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 4970602, Israel, and the telephone number at that location is +972-3-765-9400. Our website is located at http://www.clicksoftware.com, which is not a part of this annual report. Our wholly owned U.S. subsidiary, ClickSoftware, Inc., has been appointed our agent in the United States and is located at 35 Corporate Drive, Suite 400, Burlington, Massachusetts.

Our capital expenditures for 2013, 2012, and 2011 amounted to $3.5 million, $2.5 million, and $2.0 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements. Our current capital expenditures are primarily for leasehold improvements and hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4.B.	Business overview

Who We Are

We are a leading provider of software products and solutions for workforce management and optimization both for mobile and in-house resources. We derive revenues from the licensing of our software products installed on-premises or via subscriptions to our software when delivered as cloud-based SaaS; and the provision of consulting and support services. Our products for resource optimization are aimed at the service sector, where the primary resources are people (e.g., service technicians), unlike the manufacturing sector, where the primary resources are machines and raw materials. Another key differentiator from manufacturing is that a customer receiving service is typically part of the service process, having to stay home for the service, while in manufacturing the customer is not required to be present during the actual production process. Thus time utilization is critical for both the service resource and the customer, with the service provider seeking to avoid the well-known scenario of a customer waiting at home for the service resource to arrive, while also maximizing the utilization of its workforce.

Our Focus

We continue our focus on three major growth engines: cloud services, mobility and territorial expansion.

(1) Cloud Services

We continue to upgrade our infrastructure to support our cloud-based offerings. We have a separate division fully dedicated to selling cloud-based solutions of all our products, including our cloud-based ClickExpress product for the SMB market and its built-in mobility component. With this offering, we now have one of the best solutions for the field service mid-market where cloud-based solutions are gaining popularity. In 2013, we had significant achievements in this area, including the addition of several notable customers for our cloud-based solutions. We intend to capitalize on this momentum in 2014 and beyond.

(2) Mobility

We believe that market penetration via mobility is a key to our growth. Customers now tend to first address workforce management improvement through mobility solutions, as opposed to optimization solutions. This is expected to significantly expand our addressable market. We will leverage our leadership position in deploying large scale enterprise mobility solutions at some of the most demanding organizations in the world as well as our ClickAppStore for business mobility solutions. We are already working to broaden awareness of our patent-pending ClickButler technology, a context-aware intelligent inference engine that increases productivity of mobile workers. Once a customer uses ClickSoftware’s mobility products, it dramatically increases the potential that we can upsell our schedule optimization and decision-making products. In addition, mobility solutions will assist us in selling our cloud-based offerings by enabling us to generate new business via small “apps” that are hosted in the cloud.

(3) Territorial Expansion

We have now established operations in Brazil and Russia. Our local presence supports acceleration of sales in these territories and increases brand awareness. This initiative capitalizes on early successes in these emerging markets and our global leadership position in the utilities, telecommunication, and oil & gas industries, all of which are experiencing rapid growth in these markets. We continue to focus on expansion in markets in Latin America, Asia, and other emerging markets.

20-F ClickSoftware Technologies Ltd.	Page 18

Our Mission

In today’s highly competitive environment, our mission is to enable service organizations to execute on their service commitments at the right time and place effectively and efficiently. We achieve that goal by leveraging optimization and mobility technologies, as well as best practices, for real time on-going management of customers' commitments and the organization’s resources. By so doing we improve the experience of our customers’ customers, maximize productivity and service revenues and minimize the cost of service delivery. The end result is higher customer acquisition and retention as well as improved financial performance.

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

Our enterprise mobility initiative continues to serve as a major growth engine for our company and generates value for our customers in several ways. First, at the group level of matching jobs and resources, it addresses the dynamic decision-making required during the day of service. Second, once a given resource receives its sequence of jobs for the day, our mobile software enhances his/her productivity. With the proliferation of new tablets and smartphones for consumer usage, businesses are looking for ways to leverage these new devices and technologies in their businesses. We view the mobile device as the field office of the technician, and accordingly offer functionality to facilitate his/her daily activities and to promote paperless operations. The market for enterprise mobility is expanding with the explosive growth in consumer-related mobile applications, or apps. With years of experience in developing and deploying business mobility solutions, we believe that we have the right platform at the right time to take full advantage of these opportunities. In 2012, our Mobility solutions and ClickAppStore won four categories in the eleventh annual Mobile Star Awards™ program, including Dr. Moshe BenBassat, our CEO, winning the enterprise mobile software visionary category. In 2013, we received, together with our customer Portugal Telecom, the Global Telecoms Business Innovation Award for innovating through automated scheduling and mobility. In 2014, we received Frost & Sullivan’s Innovation Award for developing a context-aware, artificial intelligence-based software assistant for mobile field workers.

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

In 2013, we achieved recognition for our enterprise mobility from analysts and partners. For example, Gartner, a leading information technology research and advisory company, included us in its Magic Quadrant for Mobile Application Development Platforms (MADP). Gartner assessed 22 vendors based on their ability to execute and completeness of vision (source: Gartner Magic Quadrant for Mobile Application Development Platforms, by Ian Finley, Van L. Baker, Ken Parmelee, David Mitchell Smith, Ray Valdes, Gordon Van Huizen, published 7 August 2013).1

1 The Gartner Reports described herein, (the "Gartner Reports"), represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

20-F ClickSoftware Technologies Ltd.	Page 19

We also partner with software vendors that supply other parts of the mobility software technology infrastructure, including SAP and IBM.

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

While other service management applications, such as Customer Relationship Management, Enterprise Asset Management, or Outage Management Systems, produce work orders to be executed, our products for Workforce Management and Service Optimization focus on the fulfillment/delivery of these work orders in a cost-effective manner. In a way our software is the flip side of those other service management applications. All of these combined may also be categorized as an Asset Performance Optimization offering.

Internal and External Interoperability

Our products operate on the same software architecture with extensive interoperability within our own products, as well as with external products. In 2009, we released Version 8 of our products which is based on Service Oriented Architecture (SOA), an architecture which, we believe, is the standard in the software industry. This architecture enables interoperability via web services and greatly facilitates integration with the outside world. The ease with which our products can be integrated with leading CRM, Enterprise Resource Planning, or ERP, and EAM solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions. We continue to develop our products and currently offer Version 8.10 to our customers.

In our ClickPlatform we have also adopted an extensive approach towards interoperability. Our Mobility Platform is infrastructure-agnostic and can integrate with various state-of-the-art vendors such as Microsoft (RDA), SAP (Sybase/SUP), IBM (Worklight) and pure HTML5\WebService. We further provide an innovative set of visual configuration tools and a flexible object model for building mobile business applications and storing them in our shared ClickAppStore. Our ClickStudio, using drag-&-drop functions, allows the creation of modules and workflows components based on ClickApps, with the ability to connect them together into one or more business applications.

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

20-F ClickSoftware Technologies Ltd.	Page 20

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

20-F ClickSoftware Technologies Ltd.	Page 21

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

20-F ClickSoftware Technologies Ltd.	Page 22

The current enterprise mobility market is one of “apps in the cloud”. The trend is away from buying enterprise software as large monolithic do-everything solutions. Instead, enterprises are buying business apps, with each app serving specific goals and enabling the organization to achieve rapid selection, deployment and ROI. Our mobility strategy and solutions, as described below, are built to support this trend via a rich selection of apps in the ClickAppStore. One potential weakness of the replacement of enterprise software with separate apps is that typical apps are standalone, forcing users to repeatedly jump between apps and re-enter data. However, with ClickApps, once an organization chooses apps from the ClickAppStore, these apps automatically combine to create an environment with shared data and workflows.

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

20-F ClickSoftware Technologies Ltd.	Page 23

Suites, Products and Services

Our solutions are designed to deliver improvements in:

•	workforce productivity;
•	responsiveness to customers;
•	customer service experience;
•	profitability of the service operation; and
•	reduction in missed customer commitments.

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

20-F ClickSoftware Technologies Ltd.	Page 24

Products

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2013, 2012 and 2011.

ClickMoblile provides a highly flexible and scalable enterprise mobile workforce solution which can be configured with mobile business applications from the ClickAppStore. It is designed to support mobile field service users working in any kind of environment, offline and online, with rich features and full accessibility to back-office systems. ClickMobile is widely used across entire organizations by large enterprises with thousands of resources, using the system in mission critical environments.

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

20-F ClickSoftware Technologies Ltd.	Page 25

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

ClickWorkforce is an end-to-end mobile workforce management solution hosted on the cloud that provides optimized scheduling and mobility, fully integrated within salesforce.com.

Acquisition of Xora, Inc.

On March 4, 2014 we closed the acquisition of Xora, a cloud-based market leader in mobile workforce management, by merger. Under the terms of the merger agreement, the consideration for the transaction was approximately $15 million in cash, including working capital and cash adjustments.

Xora provides SaaS solutions for companies whose success depends on the productivity and efficiency of ‘always mobile’ workers. Xora delivers its solutions to more than 130,000 users and is one of North America’s largest providers of mobile workforce management solutions. The company was recognized by Frost & Sullivan in 2012 with the Market Share Leadership Award for its intuitive StreetSmart application that helps companies, across a wide variety of industries, to more effectively manage the activities and performance of their employees in the field. Among Xora’s distribution channels are leading US carriers such as Verizon, AT&T and Sprint.

We believe that our merger with Xora creates a company with breadth and depth for a much bigger market under one roof that will strengthen our leadership position by offering customers a broader range of cloud-based mobile workforce management apps.

By combining ClickSoftware’s sophisticated, highly configurable offerings for the large and higher end of the mid-size enterprise market with Xora’s suite of configurable, ready-to-use solutions for the lower end of the mid-size and small business market, we achieve the strategic objective to offer a complete portfolio of best-in-class mobile apps for all business roles, in all size companies, in all industry verticals. Xora’s extensive and long term experience selling packaged apps through the wireless carriers like AT&T, Verizon and Sprint, considerably expands our distribution channels.

The Xora product line includes:

Xora StreetSmart: a suite of mobile workforce management applications for field employees.

Xora InVehicle: management tools for fleets of all sizes and vehicle types.

Verizon Field Force Manager: developed by Xora specifically for Verizon phones and tablets.

Enterprise Mobile Resource Manager: available through Sprint; includes a hard-mounted tracking device and portable navigator.

Principal Markets

Traditionally, we have focused on the large enterprise market. We have over 250 enterprise customers and dozens of smaller customers. Our workforce management and optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, oil and gas, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, home services and transportation.

In addition to expanding to new industry verticals we continue to invest in Russia/Commonwealth of Independent States and Latin America.

20-F ClickSoftware Technologies Ltd.	Page 26

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2013, our five largest customers together accounted for approximately 26% of our revenues. See Item 3.D – Risk factors "If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected."

With the introduction of additional products and services as described above we expanded our addressable market in a significant way as well as addressing new markets, as follows:

(a)	The Mobility Suite enables us to attract customers who prefer to start with mobility needs as opposed to optimization. See “ClickMobile and Mobility Suite” above.
(b)	ClickSoftware cloud Services enable us to attract customers who prefer cloud-based solutions as opposed to the more traditional on-premise software solutions. See “ClickSoftware Cloud Services” above.
(c)	The Xora product line enables us to address smaller customers, and customers with simpler requirements, with quick deployment, and adds telecommunications carriers as channels selling our products.

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

Sales and Marketing Channels

We market and sell our products through our direct sales force located in North America, Europe and the Asia Pacific region, as well as through reseller agreements with partners. Recently we have increased our focus on markets in Latin America and Russia/Commonwealth of Independent States. We continue to create and strengthen partner relations. Our multidisciplinary sales teams consist of direct sales executives and sales executives who work with our resellers, sales support consultants and internal sales staff. The internal sales staff is responsible for generating leads and screening prospective customers. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale customer relationship, which consists of ongoing relationship management and the sale of additional licenses and products. Our management also takes an active role in our sales efforts. The knowledge gained by our sales, alliances and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer and partner needs.

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

In 2013, we also engaged partner channels for our cloud-based offerings. We launched ClickWorkforce, a mobile workforce management application suite, on salesforce.com’s AppExchange. We also partnered with NetSuite, the industry’s leading provider of cloud-based financials/ERP software suites, to build the ClickSoftware SuiteApp, built using NetSuite’s SuiteCloud Computing Platform.

20-F ClickSoftware Technologies Ltd.	Page 27

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

Agile Development Methodology

Since 2010, our research and development department has implemented the “Agile” development methodology known as “scrum” framework. The Agile methodology allows us to be more flexible and dynamic and to deliver new features on short notice. Our customers can influence our product road map “on the fly” so that we can adjust our development plans on a monthly or even weekly basis. The Agile methodology brings our research and development efficiency to a new level of accuracy in meeting the demands of our customers. The Agile methodology is based on sophisticated electronic tools that support the procedures and processes of the scrum framework and provide monitoring and control mechanisms.

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

In 2013, Gartner included us in Gartner's Magic Quadrant for Field Service Management. We were positioned within the "Leaders" quadrant (source: Gartner Magic Quadrant for Field Service Management, William McNeill, Michael Maoz, Gordon Van Huizen, published 9 October 2013).

Gartner also included ClickSoftware in the Gartner Magic Quadrant for Mobile Application Development Platforms, by Ian Finley, Van L. Baker, Ken Parmelee, David Mitchell Smith, Ray Valdes, Gordon Van Huizen, published 7 August 2013.

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

20-F ClickSoftware Technologies Ltd.	Page 28

Our current and potential competitors include:

•	software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, either on premises or via a hosted/cloud service including, but not limited to, Oracle, ServicePower Technologies plc., Ventyx (part of ABB Ltd.), TOA Technologies, Astea and ServiceMax;
•	systems integrators and internal information technology departments that may elect to develop a solution in-house;
•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos, Verint and Allocate Software; and
•	mobile field service vendors such as Syclo (an SAP company) and Antenna Software, recently acquired by Pegasystems, Inc.

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued three patents. One of these patents was issued in the United States and describes a method and system for assigning human resources to provide services. We own a similar patent in Israel. A third United States patent relates to workforce collaboration on real-time problem resolution and automatic reuse of the discussion for solving similar problems in the future. Our patents will expire during 2020-2022. We also have six patent applications pending in the United States and two patent applications pending in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

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

20-F ClickSoftware Technologies Ltd.	Page 29

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

4.C.	Organizational structure

Our directly and indirectly held principal operating, wholly-owned subsidiaries and their countries of incorporation are:

•	ClickSoftware, Inc. (United States)
•	ClickSoftware Central Europe GmbH (Germany)
•	ClickSoftware Europe Limited (United Kingdom)
•	ClickSoftware Belgium N.V. (Belgium)
•	ClickSoftware Australia Pty. Ltd. (Australia)
•	ClickSoftware India Private Limited (India)
•	ClickSoftware Singapore Pte. Ltd. (Singapore)
•	ClickSoftware Technologies (Pty) Ltd. (South Africa)
•	ClickSoftware Brazil Soluções em Gestão de Forças de Trabalho Ltda. (Brazil)
•	ClickSoftware Limited Liability Company (Russia)
•	Xora, Inc. (United States)
•	Gearworks, Inc. (United States)
•	Xora Software Systems Private Limited (India)
•	Xora Australia Pty Ltd. (Australia)

4.D.	Property, plants and equipment

We have a lease for approximately 58,000 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2015 and includes an option allowing us to extend the lease term to January 2017. This office space is used for management, marketing, sales, research and development and implementation activities.

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

20-F ClickSoftware Technologies Ltd.	Page 30

We also lease additional smaller offices in various sites in the Americas, Europe and Asia.

Our recently acquired subsidiary, Xora operates from three locations:

A leased facility of approximately 17,000 square feet of office space located in Mountain View, California. This lease expires in December 2014.

A leased facility of approximately 5,000 square feet of office space located in Eagan, Montana. This lease expires in January 2015.

A leased facility of approximately 10,000 square feet of office space located in Bangalore, India. This lease expires in April 2017.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We derive revenues from the licensing of our software products and the provision of consulting and support services. We recognize revenues in accordance with the Accounting Standards Codification Topic, or ASC, 985-605, "Software Revenue Recognition", as amended, or ASC 985-605 (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

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

In 2013, 2012 and 2011, we also derived an immaterial amount of revenues from cloud-based SaaS.

Highlights

Our revenues grew by 3% in 2013 compared to 2012, representing growth in services revenues offset by a decrease in licenses revenues. Our growth in services revenues was in both professional services revenues and post-contract support revenues and was primarily attributable to the increase in the number of new customers as well as strong repeat business. The decrease in our license revenues was mainly due to a lower average deal size per customer.

Net loss for 2013 was $4.2 million compared to net income of $7.5 million in 2012. We generated $6.4 million in positive cash-flow from operations in 2013.

As of December 31, 2013, our cash and cash-equivalents, and short and long-term investments decreased to $58.0 million from $59.4 million as of December 31, 2012 after distribution of cash dividends aggregating $6.7 million.

Critical Accounting Policies

In preparing our consolidated financial statements, we are required to make estimates, judgments and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities and contingent assets and liabilities at the date of the financial statements.

20-F ClickSoftware Technologies Ltd.	Page 31

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

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element based on the residual method. Under the residual method, consideration is allocated to undelivered elements based upon the vendor specific objective evidence for fair value (VSOE) of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue. We measure the VSOE for each element according to the price charged when the element is sold separately. For post-contract customer support, we determine the VSOE based on the renewal rates agreed to in the contracts. For other services, such as consulting and training, we determine the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions.

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

We classify revenue as either software license revenue or services revenue for statement of operations presentation. We allocate revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which we have established the VSOE for all undelivered elements.

20-F ClickSoftware Technologies Ltd.	Page 32

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

We generally do not grant a right-of-return to our customers. We generally provide a warranty period of about three months at no extra charge. As of December 31, 2013 and 2012, the provision for warranty cost was immaterial.

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

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on our financial position or results of operations.

20-F ClickSoftware Technologies Ltd.	Page 33

5.A.	Results of operations

Our operating results for each of the three years ended December 31, 2013, 2012 and 2011 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenues:
Software license	28%	35%	36%
Services	72	65	64
Total revenues	100	100	100
Cost of revenues:
Software license	4	4	3
Services	39	35	33
Total cost of revenues	43	39	36

Gross profit	57	61	64
Operating expenses:
Research and development	15	13	10
Selling and marketing	39	32	27
General and administrative	9	9	9
Impairment of goodwill	-	-	1
Total operating expenses	63	54	47

Operating (loss) income	(6)	7	17
Other income	-	0	-
Financial income, net	1	0	0
Net (loss) income before taxes	(5)	7	17
Taxes on income (Tax benefit)	(1)	0	3
Net (loss) income	(4)%	7%	14%

Our operating results for each of the three years ended December 31, 2013, 2012 and 2011 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2013	2012	2011
Revenues:
Software license	$28,679	$34,541	$31,542
Services	74,502	65,505	55,545
Total revenues	103,181	100,046	87,087

Cost of revenues:
Software license	4,413	3,686	2,519
Services	39,894	35,185	29,177
Total cost of revenues	44,307	38,871	31,696

Gross profit	58,874	61,175	55,391

Operating expenses:
Research and development	15,970	13,146	9,019
Selling and marketing	39,706	31,977	23,382
General and administrative	9,121	8,779	7,386
Impairment of goodwill	-	-	939
Total operating expenses	64,797	53,902	40,726

Operating (loss) income	(5,923)	7,273	14,665
Other income	-	110	-
Financial income, net	839	274	7
Net (loss) income before taxes	(5,084)	7,657	14,672
Taxes on income (Tax benefit)	(924)	169	2,462
Net (loss) income	$(4,160)	$7,488	$12,210

20-F ClickSoftware Technologies Ltd.	Page 34

Comparison of results for years ended December 31, 2013, 2012 and 2011:

Revenues

	Revenue Breakdown
	2013	% Change	2012	% Change	2011
	(In thousands)
Revenues:
Software license	$28,679	(17)%	$34,541	10%	$31,542
Percentage of total revenues	28%		35%		36%
Services	74,502	14%	65,505	18%	55,545
Percentage of total revenues	72%		65%		64%
Total Revenues	$103,181	3%	$100,046	15%	$87,087

Revenues increased 3% to $103.2 million in 2013, compared with $100.0 million in 2012 and $87.1 million in 2011. The change in revenues in 2013 was attributable to an increased demand for professional services and post-contract services offset by a decrease in revenues from software licenses primarily due to an emerging customer preference towards smaller initial transaction size and smaller cloud transactions. The revenues we derived from cloud transactions were immaterial. The growth in revenues in 2012 was attributable to an increased demand for professional services and post-contract services and an increase in the volume of licenses sold via our partners and directly, mostly from the telecommunications and retail industries. In addition, the strengthening of the U.S. dollar against other currencies decreased our revenue growth from about 17% to about 15%.

	Revenues by Territory
	2013	% Revenues	2012	% Revenues	2011	% Revenues
	(In thousands)
Revenues:
Americas	$50,573	49%	$60,123	60%	$40,070	46%
EMEA	42,548	41%	32,888	33%	39,455	45%
Israel	245	0%	456	0%	847	1%
Asia Pacific	9,815	10%	6,579	7%	6,715	8%
Total Revenues	$103,181	100%	$100,046	100%	$87,087	100%

In 2013, 49% of our revenues were generated in the Americas (with 35% in the United States, 12% in Canada and 2% in Latin America), 41% in EMEA (including 18% in the United Kingdom, 6% in Germany and 4% in Netherlands), 10% in Asia Pacific (including 6% in Australia) and less than 1% in Israel. Revenues in the Americas decreased by $9.6 million, or 16%, compared to 2012. Revenues in EMEA grew by $9.7 million, or 29%, compared to 2012. Revenues in Asia Pacific increased by $3.2 million, or 49%, compared to 2012. The emerging customer preference towards smaller initial transaction size and smaller cloud transactions impacted the Americas more than other territories due to the faster adoption of cloud transactions in the Americas. In the longer term we anticipate continued growth in the Americas as we increase our investment to drive top line revenues.

20-F ClickSoftware Technologies Ltd.	Page 35

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

In 2012, due to the macro-economic slowdown in Europe, we focused more of our sales effort on growth opportunities in the Americas. As a result, sales in the Americas reached a record level. The growth in the Americas more than offset the weakness we saw in some of our European markets which were still being impacted by challenging economic conditions.

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

Software Licenses

Software license revenues were $28.7 million, or 28% of revenues, in 2013, compared with $34.5 million, or 35% of revenues, in 2012, and $31.5 million, or 36% of revenues, in 2011. The decrease in software license revenues from 2012 to 2013 of $5.9 million, or 17%, was primarily due to towards smaller initial transaction size and smaller cloud transactions. Despite this trend, we did see an overall increase in the number of new customers. The increase in software license revenues from 2011 to 2012 of $3.0 million, or 10%, was primarily due to an increase in the volume of licenses sold to new customers directly and via our partners in the Americas.

Services

Service revenues were $74.5 million or 72% of revenues in 2013, compared with $65.5 million, or 65% of revenues in 2012, and $55.5 million, or 64% of revenues in 2011. The increase in service revenues from 2012 to 2013 was due to both increased demand for our professional services and post-contract services. The increase in professional services was due to new customer implementations as well as strong repeat business. The increase in service revenues from 2011 to 2012 was due to increased demand for our professional services and post-contract services.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and of costs related to hosting (including salaries and subcontractors). Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, and equipment costs.

Cost of revenues was $44.3 million, or 43% of revenues, in 2013, compared with $38.9 million, or 39% of revenues, in 2012 and $31.7 million, or 36% of revenues, in 2011. The increase in the cost of revenues from 2012 to 2013 was primarily due to higher costs associated with meeting increased demand for our services and software and increased investment in cloud infrastructure. In 2013, the cost of licenses increased while license revenues decreased resulting in lower profitability compared to 2012. The cost of services increased at the same pace as the increase in service revenues, as explained below in "Cost of Services," resulting in the same profitability from services for both 2013 and 2012. The increase in the cost of revenues from 2011 to 2012 was primarily due to higher costs associated with meeting increased demand for our services and software. In 2012, the cost of licenses increased at a higher pace then the increase in license revenues resulting in lower profitability compared to 2011, the cost of services increased at a higher pace than the increase in service revenues, as explained below in "Cost of Services," resulting in lower profitability from services for 2012 as compared to 2011.

20-F ClickSoftware Technologies Ltd.	Page 36

Cost of Software Licenses

Cost of software license revenues was $4.4 million, or 4% of revenues, in 2013, compared with $3.7 million, or 4% of revenues, in 2012 and $2.5 million, or 3% of revenues, in 2011. The increase in cost of software license revenues from 2012 to 2013 was primarily due to an increase of $0.9 million in hosting costs (including payroll costs) associated with our cloud services partially offset by a decrease of $0.2 million in costs of third party licenses. The increase in cost of software license revenues from 2011 to 2012 was primarily due to an increase of $1.0 million in hosting costs (including payroll costs) and an increase of $0.2 million in costs of third party licenses.

Cost of Services

Cost of service revenues was $39.9 million, or 39% of revenues, in 2013, compared with $35.2 million, or 35% of revenues, in 2012 and $29.2 million, or 33% of revenues, in 2011.

The increase in the cost of services revenues from 2012 to 2013 of $4.7 million, or 13%, was primarily due to higher expenses associated with the provision of our services as described below. In 2013, services revenues grew roughly at the same pace as cost of services resulting in steady profitability. Compared with our costs relating to providing services in 2012, in 2013 there was an increase in our related payroll expenses of $4.2 million, a decrease in subcontractors' costs of $1.3 million and an increase of $1.8 million in other costs, mainly overhead. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2013 spread over the various expense items above increased our costs by about $0.4 million.

The increase in the cost of services revenues from 2011 to 2012 of $6.0 million, or 21%, was primarily due to higher expenses associated with the provision of our services as described below. In 2012, services revenues grew at a slower pace than cost of services resulting in a decline in profitability. This decline in profitability relates to our professional services activities that generated lower margins due to newly launched versions of our products that required us to increase our implementation efforts and thus reduced our efficiency. Compared with our costs relating to providing services in 2011, in 2012 there was an increase in our related payroll expenses of $4.0 million, an increase in subcontractors' costs of $0.5 million and an increase of $1.5 million in other costs, mainly overhead. In addition, the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our costs by about $1.4 million.

Gross Profit

Gross profit was $58.9 million, or 57% of revenues, in 2013 compared with $61.2 million, or 61% of revenues, in 2012, and $55.4 million, or 64% of revenues, in 2011. The decrease in gross profit from 2012 to 2013 of $2.3 million, or 4%, was due to the shift to higher service revenues and an absolute decrease in license revenue which reduced gross profit. The increase in gross profit from 2011 to 2012 of $5.8 million, or 10%, was due to an increase in gross profit both from services activities and license revenues. The decrease in gross margin from 2012 to 2013 was mainly due to change in revenue mix towards higher service revenues (which generates lower gross margins and lower license revenues. The decrease in gross margin from 2011 to 2012 was mainly due to a decrease in margins generated by professional services and licenses activities as explained in cost of services and cost of licenses sections above.

20-F ClickSoftware Technologies Ltd.	Page 37

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $64.8 million, or 63% of revenues, in 2013, compared with $53.9 million, or 54% of revenues, in 2012 and $40.7 million, or 47% of revenues, in 2011.

The increase in operating expenses from 2012 to 2013 of $10.9 million, or 20%, was primarily due to an increase in research and development expenses and selling and marketing expenses. The increases in selling and marketing expenses and research and development expenses resulted from our efforts to accelerate our growth, maintain our competitive advantage in the market and capture additional market share. Due to measures we have implemented to reduce our cost base in 2014, we do not anticipate any increase in operating expenses, other than those costs which we will assume due to the acquisition of Xora. The increase in operating expenses from 2011 to 2012 of $13.2 million, or 32%, was primarily due to an increase in research and development expenses and selling and marketing expenses. The increases in research and development expenses and selling and marketing expenses result from our efforts to maintain our competitive advantage in the market, capture additional market share and place ourselves in a better position to accelerate the growth of our future revenues.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. In 2008, we completed repayment of our royalty commitments to the Chief Scientist, but remain subject to continued compliance with the conditions of the grants we received. Grants which we received in 2009 through 2010 are not subject to royalty payments. See Item 3.D – Risk factors – "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future." Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses were $16.0 million, or 15% of revenues, in 2013, compared with $13.1 million, or 13% of revenues, in 2012 and $9.0 million, or 10% of revenues, in 2011. The increase in research and development expenses from 2012 to 2013 was primarily due to an increase of $1.3 million in payroll expenses, an increase of $1.0 million in subcontractor’s costs and an increase in other costs, mainly overhead of $0.6 million. The increased efforts in research and development (which continued from the previous year) were aimed at improving our product and cloud platforms, our mobility offering, including our ClickAppStore as well as our Rostering. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2013 spread over the various expense items above increased our research and development costs by about $0.4 million. The increase in research and development expenses from 2011 to 2012 was primarily due to an increase of $2.7 million in payroll expenses, an increase of $0.6 million in subcontractor’s costs and an increase in other costs, mainly overhead of $0.8 million. The increased efforts in research and development were aimed at improving our product and cloud platforms, our mobility offering, including our ClickAppStore as well as our Rostering offering. In addition, the overall impact of the strengthening of the U.S. dollar against the NIS in 2012 spread over the various expense items above decreased our research and development costs by about $0.9 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

20-F ClickSoftware Technologies Ltd.	Page 38

Selling and marketing expenses were $39.7 million, or 39% of revenues, in 2013, compared with $32.0 million, or 32% of revenues, in 2012 and $23.4 million, or 27% of revenues, in 2011. We increased our selling and marketing expenses in order to accelerate our revenue growth in the coming years. Specifically, we increased sales capacity in the Americas and EMEA to support our expansion into new territories as we established offices in Brazil and Russia. The increase in the selling and marketing expenses from 2012 to 2013 of $7.7 million, or 24%, was due to an increase of $3.9 million in payroll expenses and an increase in soft marketing of $3.8 million. In addition the overall impact of the weakening U.S. dollar against certain currencies in 2013 spread over the various expense items above increased our selling and marketing costs by about $0.7 million. The increase in the selling and marketing expenses from 2011 to 2012 of $8.6 million, or 37%, was due to an increase of $6.2 million in payroll expenses and an increase in our other (mainly overhead and marketing) selling and marketing activities of $2.4 million. In addition the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our selling and marketing costs by about $1.0 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $9.1 million, or 9% of revenues, in 2013, compared with $8.8 million, or 9% of revenues, in 2012 and $7.4 million, or 9% of revenues, in 2011. The increase of $0.3 million in general and administrative expenses from 2012 to 2013 was mostly due to an increase of $0.1 million in payroll expenses and an increase in other costs, mainly professional fees of $0.2 million. The increase of $1.4 million in general and administrative expenses from 2011 to 2012 was mostly due to an increase of $0.6 million in payroll expenses and an increase in other costs, mainly professional fees and stock-based compensation costs of $0.8 million. In addition, the overall impact of the strengthening U.S. dollar against certain currencies in 2012 spread over the various expense items above decreased our general and administrative costs by about $0.4 million.

Impairment of goodwill and other intangible assets

We perform our annual impairment tests in the fourth quarter. For impairment testing we identified two separate reporting units: ClickSoftware and ST (acquired from AST Technologies in 2009). For ClickSoftware the fair value was significantly higher than the carrying amount. In the fourth quarter of 2013 we determined that ST technology will no longer be used by the Company. Thus we reassessed the remaining core technology of ST at a value of zero. As a result, $0.2 million of intangible assets impairment charges was recorded as of December 31, 2013.

Financial Income, Net

Financial income includes interest income, gains and dividends earned on our cash and investments, including marketable securities as well as the effects of foreign currency fluctuations offset by interest expense.

Financial income net of interest expenses was $0.8 million, or 1% of revenues, in 2013, compared with $0.3 million, or 0% of revenues, in 2012 and $0.0 million, or 0% of revenues, in 2011. The increase in financial income from 2012 to 2013 was attributable to increases mostly in dividend income received from our holdings in dividend yielding securities and lower foreign currency exchange rate fluctuations. The increase in financial income from 2011 to 2012 was attributable to lower foreign currency exchange rate fluctuations.

Income Taxes

Income taxes expenses consist of deferred taxes and current taxes.

Income tax benefit were $0.9 million, or 1% of revenues, in 2013, compared with income tax expenses of $0.2 million, or 0% of revenues, in 2012 and $2.5 million, or 3% of revenues, in 2011. The tax benefit change in income taxes from 2012 to 2013 was mainly due to the pre-tax loss incurred during 2013 which resulted in changes in deferred taxes and lower taxable income. The reduction in income taxes from 2011 to 2012 was mainly due to changes in deferred taxes and lower pre-tax income. Deferred taxes assets increased from 2011 to 2012 due to temporary differences in the research and development costs in Israel and higher than expected utilization of loss carry forwards, partially offset by a deferred tax provision as described below. See Note 14 to our consolidated financial statements for further information. We expect higher tax rates in 2014 due to partial utilization of tax loss carry forwards in Israel as well as our move to a less favorable tax bracket.

20-F ClickSoftware Technologies Ltd.	Page 39

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United States, Israel, United Kingdom, Germany, Australia, India, Brazil, South Africa and Russia. Future tax rates may also increase due to tax withholdings by various tax authorities, which are not expected to be utilized in the foreseeable future.

As of December 31, 2013, net operating loss carry forwards in Israel amounted to approximately $4.8 million. Additional tax loss carry forwards of approximately $18.6 million at the federal level and approximately $5.9 million at the state level remain attributable to our U.S. subsidiary. Other U.S. tax loss carry forwards in other jurisdictions are immaterial. The U.S. net operating loss carry forwards will expire gradually from 2014 through 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization.

In November 2012, a law was enacted in Israel to incentivize companies to pay taxes on those Approved Enterprises earnings as if distributed, and effectively release the earnings from any further tax liabilities at the parent company level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to us will be approximately 6%. During 2013, we elected to use the incentive available under the law, releasing 2011 tax-exempt earnings of $12.2 million for future dividend distributions, by paying tax of $0.7 million. We distributed during 2013 a dividend in the amount of $6.7 million.  Part of this dividend was under the release of 2011 tax-exempt earnings, and therefore, although paid from Approved Enterprises earnings, such distribution did not result in additional Israeli tax liability. Deferred tax provision was included in our financial statements for the year ended December 31, 2012.

Net Income (loss)

Net loss for 2013 was $4.2 million, or $0.13 per fully diluted share, or 4% of revenues, compared with net income of $7.5 million, or $0.23 per fully diluted share, or 7% of revenues, in 2012 and net income of $12.2 million, or $0.38 per fully diluted share, or 14% of revenues, in 2011. Net income in 2013 was lower relative to 2012 due to increased operating and cost of revenues expenses. Net income in 2012 was lower relative to 2011 due to increased operating and cost of revenues expenses.

Foreign Currency Fluctuations

Our reporting and functional currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Australian dollars and Indian Rupees. The results of our operations are subject to fluctuations in these exchange rates. In 2013, 65% of our expenses and 49% of our revenues were incurred in non-U.S. dollar currencies. We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings. In 2013, the net effect of the change in value of the U.S. dollar against other currencies was a minor increase in revenues by $50,000, an increase in costs of revenues by $0.4 million and an increase in operating expenses by $1.0 million. See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

5.B.	Liquidity and capital resources

Our cash and investments decreased by $1.4 million, or 2%, to $58.0 million as of December 31, 2013, compared with $59.4 million as of December 31, 2012, which was an increase of $4.4 million, or 8%, compared with $55.0 million as of December 31, 2011. Our primary sources of cash and investments during 2013 were cash flows of $6.4 million generated from operations and $2.0 million from exercises of employee stock options. During 2013, we distributed cash dividends aggregating $6.7 million. Our primary sources of cash and investments during 2012 were cash flows of $16.2 million generated from operations and $0.7 million from exercises of employee stock options. During 2012, we distributed cash dividends aggregating $10.1 million.

20-F ClickSoftware Technologies Ltd.	Page 40

As of December 31, 2013, we had cash and cash equivalents of $25.3 million, short-term deposits of $9.0 million, marketable securities of $22.6 and long-term deposits of $1.1 million. As of December 31, 2013, $1.1 million in long-term deposits had been deposited with banks to secure letters of credit totaling $1.1 million, which are described below. Our cash, short-term deposits and long-term deposits are deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2013, these bank deposits had an average interest rate per annum of 2.1%. Our marketable securities are invested in government and corporate bonds and had an average annual yield of 1.5%. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that up to $10 million of our total cash and investments may be invested in equities of companies that have a policy to regularly distribute dividends or in ETFS of a similar nature. As of December 31, 2013, out of $22.6 million invested in marketable securities, approximately $7.4 million was invested in dividend yielding equity securities.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits. See Item 3.D – Risk Factors "Our cash may be subject to risk of loss and we may be exposed to fluctuations in the market value of our portfolio investments and in interest rates."

	Cash and Investments December 31,
	2013	% Change	2012	% Change	2011
	(In thousands)

Cash and cash equivalents	$25,346		$12,793		$14,683
Short-term deposits	9,001		30,310		28,243
Marketable securities	22,586		15,635		10,945
Long-term deposits	1,072		621		1,093
Total cash and investments	$58,005	(2)%	$59,359	8%	$54,964

For the year ended December 31, 2013, net cash provided by operations was $6.4 million, comprising net loss of $4.2 million, an increase in trade receivables of $0.7 million, an increase in deferred taxes of $2.3 million, an increase in other receivables of $0.8 million, an increase in accounts payable of $1.2 million, and an increase in deferred revenues of $7.5 million, which was partially offset by non-cash charges of $5.7 million.

The decrease in cash provided from operations in 2013 compared to 2012 was mostly due to higher expense levels and moderate growth rate which impacted our profitability and cash generation.

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

Net cash provided by investment activities was $10.8 million in 2013, consisting of $20.9 million used in investments in deposits, $15.7 million invested in marketable securities, $9.2 million provided by the sale of marketable securities and $3.5 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements.

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

20-F ClickSoftware Technologies Ltd.	Page 41

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

Net cash used in financing activities was $4.7 million in 2013, consisting of $6.7 million used for cash dividends, which was partially offset by exercise of employee stock options of $2.0 million. Net cash used in financing activities was $9.5 million in 2012, consisting of $10.1 million used for cash dividends, which was partially offset by exercise of employee stock options of $0.7 million. Net cash used in financing activities was $6.0 million in 2011, consisting of $7.5 million used for cash dividends, which was partially offset by exercise of employee stock options of $1.5 million. There are no restrictions on the flow of funds between us and any of our subsidiaries.

As of December 31, 2013, we had outstanding trade receivables of approximately $22.5 million, which represented approximately 22% of revenue in 2013. As of December 31, 2012, we had outstanding trade receivables of approximately $21.8 million, which represented approximately 22% of revenue in 2012. As of December 31, 2011, we had outstanding trade receivables of approximately $23.4 million, which represented approximately 27% of revenue in 2011. Our standard payment terms are typically between 30 and 120 days and our policy is not to grant extended payment terms to our customers over 120 days. Days sales outstanding, or DSO, calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, decreased to 66 DSO as of December 31, 2013, compared with 69 DSO as of December 31, 2012, and 88 DSO as of December 31, 2011, due to timing of booking towards the end of the quarter and specific customer milestones. DSO was relatively high in 2011 compared to 2012 and 2013 due to relatively strong bookings towards the end of 2011.

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

On March 4, 2014 we closed the acquisition of Xora in consideration for the payment of approximately $15 million in cash from our cash resources.

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

We invested $16.0 million in 2013, $13.1 million in 2012 and $9.0 million in 2011 in research and development activities.

5.D.	Trend information

We operate in the rapidly evolving market for workforce management and optimization for the service sector including field and in-house resources. Workforce management spending remained strong in 2013. Despite the current uncertainties in the global economy, we have continued to experience strong demand for our products and services. This is supported by analyst findings. For example, “Gartner research puts the revenue for packaged field service dispatch and workforce management software applications, including maintenance and service revenue, at approximately $1.2 billion in 2012, with a compound annual growth rate of 12.7%” (source: Gartner Magic Quadrant for Field Service Management, William McNeill, Michael Maoz, Gordon Van Huizen, published 9 October 2013).

20-F ClickSoftware Technologies Ltd.	Page 42

We believe that the market for field service management is largely untapped. Frost & Sullivan, using a similar definition of “Mobile Workforce Management”, identified ClickSoftware as one of the vendors with the largest market share in this space, and estimates the compound annual growth rate for this market from 2013 to 2017 at 40.5%, leading to market size of about $3 billion by 2018 (Source: Mobile Workforce management Market: Prepackaged Mobile Field-Based Worker Applications in North America, Frost & Sullivan report NC4B-65, December 2013). The acquisition of Xora is intended to enable us to quickly expand our access to this growing market and extend our market leading position, including leveraging their distribution channels via carriers.

Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force. Companies in the mid-market are also seeking solutions to improve productivity, and we address this need with some of our offerings including ClickExpress and ClickCloud.

Since 2009 we have invested significantly in our mobility offering. We believe there is a global trend of moving enterprise software to mobile devices to enable service people to manage applications through their mobile devices. Overall, there is a growing focus on mobility, outpacing even social media. This focus is prominent in corporate strategies. According to IDC, “driven by major technology trends in consumer and enterprise markets, the Enterprise MADP software market is in a period of rapid growth.” In 2012, IDC believed the total market reached a size of $938.5 million. By 2017, the market will experience a 38.7 percent CAGR to reach $4.8 billion.” (Source: “Worldwide Mobile Enterprise Application Development Platform 2013–2017 Forecast and 2012 Vendor Shares”, IDC Doc #244418, by Stacy K. Crook and John Jackson, published November 2013). As noted above, Gartner placed ClickSoftware in their MADP Magic Quadrant for 2013.

As part of our strategic plan, we expect increased sales from new territories. We continue to believe that developing countries such as Russia and those in Latin America are investing in solutions which provide improved quality of service and efficiency, reduce cost and increase regulatory compliance.

We have detected a pattern in the IT area towards smaller initial transactions relative to the approach we saw in prior years. In particular, there is a tendency of customers to shift to the SaaS model in order to lower up-front investment. This has led to a smaller initial transaction size with new customers, and will require us to scale up the volume of our transactions in order to maintain our growth.

In 2013, the ratio of our license revenues to service revenues decreased. We expect license and services revenues to grow in 2014. We expect to continue to grow our revenues in 2014 despite the continued uncertainty in the economic conditions. In 2013, our results in EMEA and APAC grew whereas Americas declined, but we expect revenue from all regions to grow in 2014.

We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses. As of December 31, 2013, we had a backlog of approximately $42.7 million, compared to $33.2 million at the end of 2012.

The economic uncertainties may affect the competitive environment in our industry. For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

In 2013, approximately 49% of our revenues and 65% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2013, the net effect of the change in value of the U.S. dollar against other currencies was a minor increase in revenues by $50,000, an increase in costs of revenues by $0.4 million and an increase in operating expenses by $1.0 million. At the start of 2014, the U.S. dollar has strengthened against each of the NIS, Euro and British Pound. The net effect on our financial results was immaterial.

20-F ClickSoftware Technologies Ltd.	Page 43

5.E.	Off-balance sheet arrangements

Except for the arrangements with the Chief Scientist discussed in Item 5.A above, we do not have any off-balance sheet arrangements.

5.F.	Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2013:

	Payments due by Period (in thousands)
Contractual Obligations *	2014	2015	2016-2018 (aggregate amount)	2019-2021 (aggregate amount)	Total
Office Lease Obligations	$3,783	$2,127	$2,982	$281	$9,173
Net Severance Pay Obligation	-	-	-	2,788	2,788

Total	$3,783	$2,127	$2,982	$3,069	$11,961

*	Does not include Xora commitments as of March 25, 2014 of $0.7 million office lease obligations and capital lease obligations of $0.2 million.

Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period (in thousands)
	(in thousands)	2014-2017

Guarantees/Letters of Credit*	$1,070	$1,070

*	We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2013, contingent liabilities on outstanding letter of credit agreements aggregated $1.1 million. We expect to renew most of these letters of credit. The letters of credit are secured by $1.1 million in deposits to cover potential payments under the guarantees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	66	Chief Executive Officer
Shmuel Arvatz	51	Executive Vice President and Chief Financial Officer
Zvi Piritz	49	President EMEA and APAC
Stephen Timms	43	President Americas

20-F ClickSoftware Technologies Ltd.	Page 44

DR. MOSHE BENBASSAT co-founded ClickSoftware in 1979 and has served as our Chief Executive Officer since our inception. Dr. BenBassat also served as our Chairman from inception until 2013. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. Dr. BenBassat holds B.S., M.S. and Ph.D. degrees in Mathematics and Statistics from Tel-Aviv University. Dr. BenBassat pioneered the field of 'service chain optimization', a term he coined in the 1990s and is considered to be one of the world's leading experts in the field.

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

ZVI PIRITZ has served as our Executive Vice President World Wide Sales and Marketing from 2011 to 2014 and as our President of EMEA and APAC since 2014. Previously, Mr. Piritz served as our Senior Vice President World Wide Sales and managed our sales organization worldwide. He has been with the Company since 1999 serving in various executive management roles. Prior to joining us, Mr. Piritz held various positions with international software companies, leading both the operational and the sales and marketing teams. Mr. Piritz holds a B.A. degree in Economics from Tel Aviv University, Israel and an M.B.A. degree in Marketing & International Accounting from Fordham University, New York, USA.

STEPHEN TIMMS has served as our Senior Vice President of Sales in Americas from 2010 to 2014 and as our President of Americas since 2014. Prior to moving to the United States, from 2005 to 2009, Mr. Timms held various positions in our sales organization, serving as our Vice President of Sales in EMEA and as the Director of Sales in West Region, EMEA. Before joining us, Mr. Timms served as Director for UK Business and as International Sales Executive at IDVelocity, a software company in the manufacturing and service industry. Prior to that he held several positions that included sales roles with leading software vendors, and very deep technical roles which required delivering training to post-graduate students. Mr. Timms graduated Harvard Business School Executive Education – General Manager Program, in 2013.

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

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Corporate Governance and Nominating Committee
Israel Borovich, Class II (Chairman)	72	2014	X
Gil Weiser, Class II	72	2014	X	X
Moshe BenBassat, Class III	66	2015
Shlomo Nass, Class III (2)	53	2015	X	X		X
Nira Dror, External Director (3)	59	2015	X	X	X	X
Shai Beilis, External Director	65	2015	X	X	X	X
Menahem Shalgi, External Director	63	2016	X	X	X

20-F ClickSoftware Technologies Ltd.	Page 45

(1) as defined under Rule 5605(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) "Audit Committee Financial Expert" under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee. See Item 16A below.

(3) "Financial Expert" as required by the Companies Law with respect to membership on the Audit Committee.

DR. ISRAEL BOROVICH rejoined the board of directors in 2011, having previously served as a director of the Company from 1997 (and as an External Director according to the Companies Law from 2001) until March 2009. In 2013, Dr. Borovich was appointed Chairman of our Board of Directors. Dr. Borovich serves as the Dean of the School of Business and Economics at the Academic College of Tel Aviv-Jaffa. From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of El Al Israel Airlines Ltd. and as its Chairman from 2005 until 2008. From 1993 until 2006, he served as President and Chief Executive Officer of Knafaim Holdings Ltd., from 2006 to 2010, he served as its Vice Chairman, and from 1994 until now, he serves as a director on its Board of Directors. From 1999 until 2006, Dr. Borovich served as Chairman of Granit Hacarmel Investments Ltd. From 2006 until 2010, Dr. Borovich served on the Board of Trustees of the Polytechnic Institute of New York University in New York. From 2006 to 2008, he served as Chairman of the Board of Governors of Afeka Tel Aviv Academic College of Engineering. From 2008 until 2011, he served as Chairman of Alut Society for Autistic Children. From 2008 until 2012, he served as Chairman of the Board of Trustees of Wingate Institute. From 2010 until 2012, he served as member on the advisory board of All Cargo Logistics Services, and from 2011 until 2012 as Chairman of the Board of Galil Cargo. Currently, Dr. Borovich serves as Chairman of the Board of Ayalon Highways Co. Ltd. (since 1998), director of the Interdisciplinary Center Herzliya (since 1994), and director of Kenes International (since 2010). Dr. Borovich has also served as the Dean of the School of Management & Economics at the Academic College of Tel Aviv-Yaffo since 2012. He previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds B.Sc. and M.Sc. degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

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

DR. SHLOMO NASS has served as a director of the Company since 2009. Dr. Nass currently serves as Senior Partner at Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation, arbitration, corporate and commercial law. Since 2011, he has served as a director of City-Group Financial Products Israel Ltd. of the City Bank Group. Since 2008 he has served as a director of The Blue Shore Development Company (Tel Aviv-Herzliya) Ltd., and as a director of Aviv Alron Ltd. (former Yuli Capital Markets Ltd.). Since 1991, he has served as Vice Chairman of the public advisory committee on trade levies. From 2009 until 2013, Dr. Nass served as a director, as a member of the investment committee and as a member of the auditing committee of Partner Communications Company Ltd. From 2011 until 2013, he served as a director and a member of the auditing committee of Tempo Beer Industries Ltd. From 2006 until 2011, he served on the Board of Directors of NMC United Entertainment Ltd. From 2003 until 2010, he served as Chairman of the financial statement and auditing committee of Formula Systems (1985) Ltd. From 2003 until 2009, he served as Chairman of the financial statement committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. From 2005 until 2008, he served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also serves as Chairman of the Board of Directors of the following companies: since 2013 of S.A.L Mishkenot Haretz, since 2011 of Hevruta Marketing Ltd. and Hevruta Consumering Ltd., since 2010 of Kada Buildings, since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B. in Law and B.Sc., Economics and Accounting from Bar-Ilan University, and completed a Mediators Course of the Ministry of Justice. He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor, C.I.S.A (USA). Dr. Nass is a lecturer on Corporate Law at IDC – Interdisciplinary Center Herzliya, and Bar-Ilan University. He is also a lecturer in the Directors’ Training seminar at “Lahav” Executive Education at the Recanati Faculty of Management in Tel-Aviv University. In his military service, Dr. Nass served as an officer in the Israeli Defense Forces, or IDF, the Information Systems Auditing Team for the Paymaster General Administration.

20-F ClickSoftware Technologies Ltd.	Page 46

NIRA DROR has served as a director of the Company since 2009. Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representation services for companies in the aviation and tourism industries. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003, she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999, as General Manager for Israel. From 1986 to 1989, Ms. Dror served as the General Manager of Histour Ltd., a tourism company, and from 1979 to 1985, she served as the chief economist for Teus Azorei Pituach Ltd. Ms. Dror currently serves on the board of directors and as chairperson of the audit committee of Shemen Oil and Gas Resources Limited. Ms. Dror currently serves on the board of directors and as a member of the audit committee of the following companies: Shlomo Insurance Company, S. Shlomo Holding Ltd., Sharonim Ltd., and Dikla Insurance Company Ltd. She served on the board of directors and as a member of the audit committee of Tzur Shamir Holdings Ltd. from 2006 to 2013, and as chairperson of the audit committee of Bank Hapoalim Ltd. from 2006 to 2012. She was a member of the board of directors of H&O Ltd. from 2005 to 2008, and of Chamei Yoav Tourism from 2005 to 2008. Ms. Dror was also a member of the executive committee of the panel of airlines in Israel from 1990 to 1999. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A. from Tel Aviv University.

SHAI BEILIS has served as a director of the Company since 2009. Mr. Beilis is currently Chairman of the Board of Keebali Media Ltd. and BotanoCap Ltd. and a member of the board of directors of Earnix Ltd. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and has been the Chairman of the Board since its inception. Formula Ventures Ltd. was the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis joined the Formula Group in 1994 as chief executive officer of Argotec. Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange. From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986, he was Chief Executive Officer of Yael Software and Services. From 2002 to 2006 Mr. Beilis was the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including the following Nasdaq listed companies: Wiztec Solutions Ltd. (1996 to 1999), BluePhoenix Solutions Ltd. (1995 to 2008), RadView Software Ltd. (1998 to 2010), and Formula Systems (1985) Ltd. (1997 to 2005)). Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

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

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group of 9 persons with respect to 2013 was $1.8 million in salaries, consulting fees, directors' fees, and bonuses, compared to $1.8 million in 2012, and $0.2 million in amounts set aside or accrued to provide pension, retirement or similar benefits but does not include expenses (including business travel, professional and business association dues) compared to $0.4 million in 2012. In addition, we granted an aggregate of 458,000 options to purchase Ordinary Shares to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $7.80 per share. At our July 28, 2013 Annual Shareholders Meeting, or 2013 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us). Consequently, the Company granted Dr. BenBassat options to purchase 90,000 Ordinary Shares at an exercise price of $8.41, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2013 ASM.

20-F ClickSoftware Technologies Ltd.	Page 47

In 2012, we granted an aggregate of 250,000 options to purchase Ordinary Shares to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $10.03 per share. At our June 28, 2012 Annual Shareholders Meeting, or 2012 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us). Consequently, the Company granted Dr. Moshe BenBassat options to purchase 100,000 Ordinary Shares at an exercise price of $8.22, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2012 ASM.

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

Options granted to our officers in 2012 and 2013 expire seven years after the date of the grant and vest as follows: 25% on the first anniversary date of grant and 1/48 at the end of each month thereafter.

In addition, we granted an aggregate of 48,000 RSUs in each of 2011, 2012 and 2013 to our non-employee directors in accordance with a plan for equity compensation of our non-employee directors. The exercise price of the RSUs equals the par value of our Ordinary Shares, which is NIS 0.02. This plan provides that (i) each non-employee director who is appointed as our director in 2011 or thereafter is automatically granted 8,000 RSUs, or the First Grant, upon the date such individual first becomes a director; and (ii) each non-employee director is automatically granted 8,000 RSUs, or the Subsequent Grant, following each annual meeting of our shareholders, beginning in 2011, if on such date he or she shall have served on our Board for at least the preceding six months. The terms of each RSU are as follows: (i) the term of the RSU shall be seven years; (ii) the exercise price per share shall be equal to the par value of each share underlying the RSU; (iii) the First Grant shall vest on the first anniversary of the date of grant, provided that the grantee continues to serve as a director on such date; and (iv) each Subsequent Grant shall vest in twelve equal monthly installments after the date of grant, provided that the grantee continues to serve as a director on the applicable vesting date.

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

Amendment 20 also required that companies adopt a compensation policy by September 11, 2013, which will set forth company policy, or the Compensation Policy, regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability, insurance and indemnification, referred to as the Terms of Office and Employment. The term “office holder,” is defined in the Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

20-F ClickSoftware Technologies Ltd.	Page 48

The Compensation Policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). The Compensation Policy must be approved by the board of directors and the shareholders every three years. In the event that the Compensation Policy is not approved by the shareholders, the Compensation Committee and the board of directors may nonetheless approve the policy, if the Compensation Committee and the board of directors determine, based on specified reasons and following further discussion of the matter, that the Compensation Policy is in the best interests of the company. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders on July 8, 2013, following the recommendation of the Compensation Committee and approval by our Board of Directors.

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

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee and the board of directors. However, under certain circumstances, the Compensation Committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. The board of directors and the compensation committee may, under special circumstances and for specified reasons, approve such an arrangement even if the shareholders did not approve it, following a re-discussion of the matter in which, among other things, the shareholders' objection was examined.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in line with the Compensation Policy.

20-F ClickSoftware Technologies Ltd.	Page 49

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

External and Independent Directors

Under the Companies law, publicly held Israeli companies, such as us, are required to appoint at least two External Directors, each of whom must also serve on the audit committee. All other board committees exercising powers delegated by the board of directors must include at least one External Director.

The initial three-year term of service of External Directors can be extended, at the election of the Company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the Company.

The external director who has been nominated in such fashion by the shareholders must not be a linked or competing shareholder, and not have or not had, on or within the two years preceding the date of such person’s appointment to serve another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company.

20-F ClickSoftware Technologies Ltd.	Page 50

The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term

External directors can be removed from office only by the court or by the same special majority of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

Each of Mr. Beilis, Ms. Dror and Mr. Shalgi serves as an external director.

Under the Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence. External directors may not have had during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company.

In addition, an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise. If, at the time an external director is to be appointed, all current members of the board of directors, who are not controlling shareholders of the company or their relatives, are of the same gender, then at least one external director appointed must be of the other gender.

If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by the Companies Law for the office of external director.

20-F ClickSoftware Technologies Ltd.	Page 51

Israeli law further requires that at least one External Director has either financial and accounting expertise, or professional competence, as determined by the Company's board of directors. At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the Company's financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under relevant regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii)has at least five years’ experience in a at least two of the following: (a)  a senior position in the business management of a corporation with a substantial scope of business (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the Company's business.

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

Audit Committee

Our audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis, Mr. Weiser and Mr. Shalgi, each of whom is "independent," as such term is currently defined in Rule 5605(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an "audit committee financial expert" within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the regulation promulgated under the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;
•	assessing the scope of work of the independent registered public accounting firm and recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;
•	overseeing and monitoring (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) our internal accounting and financial controls;
•	provide our board of directors with the results of its monitoring and recommendations derived therefrom;
•	provide to our board of directors such additional information and materials as it may deem necessary to make it aware of significant financial matters that require its attention;
•	monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise our board of directors on how to correct the deficiencies;
•	decide whether to approve engagements or transactions that require Audit Committee approval under the Companies Law, relating generally to certain related party transactions, approval of the terms of employment of officers and determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures;
•	meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits;
•	assessing the our internal audit system and the performance of our internal auditor;
•	determining whistle blower procedures (including in respect of the protections afforded to whistle blowers); and
•	conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in our Company.

20-F ClickSoftware Technologies Ltd.	Page 52

Under the Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. The majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent directors” (as defined in the Companies Law) and the chairman of the audit committee will be required to be an External Director. In addition, under the amendment, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions specified in the Companies Law.

An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee's responsibilities. Our audit committee duties are governed by a written charter.

Compensation Committee

Under the Companies Law, publicly traded companies must establish a compensation committee, which must consist of at least three directors. Under the Companies Law, the compensation committee must include all of the statutory independent directors, one of which must serve as the chairman of the committee, and the committee must include only additional members that satisfy the criteria for remuneration applicable to the statutory independent directors. Our compensation committee consists of Mr. Beilis, Ms. Dror and Mr. Shalgi, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules and our compensation committee meets the requirements of the Companies Law.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Nass, Ms. Dror and Mr. Beilis, each of whom is "independent," as such term is defined in Rule 5605(a)(2) to the Nasdaq Rules. Our corporate governance and nominating committee meets at least once a year. Functions of the corporate governance and nominating committee include:

•	to monitor the composition of our board of directors and, when appropriate, seek, screen and recommend for nomination qualified candidates for election to our board of directors at the Company's annual meeting of shareholders;
•	to seek qualified candidates to fill vacancies on our board of directors;
•	to evaluate candidates identified on its own initiative as well as candidates referred to it by other members of the board of directors, by our management, by shareholders who submit names to our secretary for referral to the corporate governance and nominating committee, or by other external sources; and

20-F ClickSoftware Technologies Ltd.	Page 53

•	to evaluate the structure and practices of our board of directors and, when appropriate, recommend new policies.

Our corporate governance and nominating committee duties are governed by a written charter. In addition, a code of recommended corporate governance practices has been attached to a recent amendment to the Companies Law which we intend to refer to if applicable and not inconsistent with our written charter.

6.D.	Employees

At December 31, 2013, we had 602 full time employees. Of these employees, 269 were based in Israel, 145 in Americas, 100 in Asia Pacific and 88 in EMEA.

The following is a detailed breakdown of persons employed by main category of activity, as at December 31, 2013:

	YEAR ENDED DECEMBER 31,
Department	2013	2012	2011

Services	288	245	199
Research and Development	94	88	66
Sales and Marketing	146	112	85
General and Administrative	74	64	55
Total	602	509	405

In addition to the number of full-time employees listed above, as at December 31, 2013 we had 79 full-time contractors in Israel (compared to 52 full-time contractors as at December 31, 2012) who work at an offsite location, focusing mainly on quality assurance for our professional services and research and development organizations.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli laws.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Outside of Israel we accrue severance pay obligations when required under the applicable laws in such jurisdictions. Severance pay obligations made to Israeli employees are significant compared to employees of our subsidiaries outside of Israel. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $1,932,000 in 2013, $1,632,000 in 2012, and $1,383,000 in 2011. The increase in 2013, 2012 and 2011 was largely attributable to appreciation in the value of the insurance policies and severance funds as well as to an increase in the number of employees. We obtain and maintain for all of our Israeli employees' pension funds or manager's insurance as required by applicable Israeli law.

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

20-F ClickSoftware Technologies Ltd.	Page 54

Effective as of the closing of the acquisition of Xora on March 4, 2014, we added about 130 employees.

6.E.	Share ownership

As of March 25, 2014, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 2,264,079 Ordinary Shares (or 6.9% of our outstanding Ordinary Shares), which includes 640,500 options for the purchase of our Ordinary Shares.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 25, 2014:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 25, 2014	NUMBER EXERCISABLE AT MARCH 25, 2014(1)	EXPIRATION DATE

1.92-2.81	228,000	228,000	2014-2015
4.43	70,000	70,000	2014
5.91	100,000	95,834	2017
8.12	130,000	130,000	2016
8.22	100,000	45,833	2019
8.41	90,000	-	2020
9.71	100,000	70,833	2018
	818,000	640,500

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

Share Incentive Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

Our umbrella stock option plan, as amended, or the Plan, was adopted in 2000 and defines our stock option pool available for grants worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan. Pursuant to the Plan’s evergreen mechanism, or Evergreen Mechanism, the number of Ordinary Shares made available thereunder automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares or (iii) an amount determined by the Company's board of directors. In accordance with the Evergreen Mechanism, the board of directors increased the number of Ordinary Shares reserved under the Plan by 7,097,269 Ordinary Shares in the aggregate. As of March 25, 2014, 2,319,139 options were available under the Plan.

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

20-F ClickSoftware Technologies Ltd.	Page 55

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

The following table sets forth, as of the date indicated below, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. Unless otherwise set forth below, the information below reflects holdings as of March 25, 2014.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent (1)
Dr. Moshe BenBassat (2)	2,264,079	6.9%
Idit BenBassat (3)	1,775,694	5.4%
G. Nicholas Farwell (4)	2,149,920	6.5%
FMR LLC (5)	2,937,476	8.9%
Soros Fund Management LLC(6)	3,130,000	9.5%
Officers and directors as a group (7) (11 persons)	2,875,882	8.7%

(1)	The percentages shown are based on 32,922,650 shares issued and outstanding as of March 25, 2014.

20-F ClickSoftware Technologies Ltd.	Page 56

(2)	Includes (i) 428,001 options to purchase the Company's ordinary shares, exercisable within 60 days of March 25, 2014 held by Dr. BenBassat; (ii) 1,623,579 shares held by Dr. BenBassat and (iii) 212,499 options to purchase the Company's Ordinary Shares exercisable within 60 days of March 25, 2014 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. BenBassat (the "Plataine Options"). The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine Technologies Ltd. The Plataine Options are reported as beneficially owned in their entirety by both Idit BenBassat, on the amendment to Schedule 13G she filed on February 13, 2014, and by Dr. BenBassat, herein, because of their shared control of Plataine Technologies Ltd.; however, they constitute only a single set of options.

(3)	Based on Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2014 by Idit BenBassat, and which reflects holdings as of December 31, 2013. Includes 1,581,944 shares held by Idit BenBassat and 193,750 options to purchase the Company's Ordinary Shares exercisable within 60 days of December 31, 2013 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. Moshe BenBassat. The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine Options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat and Idit BenBassat on the amendments to Schedule 13G that each filed because of their shared control of Plataine Technologies Ltd., but constitute only a single set of options.

(4)	Based solely on information provided by G. Nicholas Farwell to us on February 13, 2013.

(5)	Based solely on Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2014 by FMR LLC and certain of its affiliates, which reflect holdings as of December 31, 2013. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC.

(6)	Based solely on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2013 by Soros Fund Management LLC and its affiliates George Soros and Robert Soros, and which reflect holdings as of December 31, 2012.

(7)	Includes 888,148 Ordinary Shares for which options and RSUs exercisable within 60 days of the date stated above, but does not include 545,379 Ordinary Shares for which options and RSUs granted to officers and directors which are not currently, and will not within 60 days be, exercisable.

Changes in the percentage of ownership of major shareholders during the past three years were as follows:

	Year Ended December 31,		Year Ended December 31,
	2010		2013
		%		%
Total shares	30,634,227		32,494,575
Dr. Moshe BenBassat	2,218,302	6.9%	2,445,329	7.5%
Idit BenBassat	1,680,887	5.5%	1,775,694	5.5%
FMR LLC	2,936,098	9.6%	2,937,476	9.0%
Soros Fund Management LLC	(*)	-%	3,130,000	9.6%
G. Nicholas Farwell	2,134,105	7.0%	2,149,920	6.6%

(*)	Not known to us.

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of December 31, 2013, there were 20 holders of record of our Ordinary Shares in the United States, representing approximately 93% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our Ordinary Shares are held by brokers or other nominees. None of the Company’s preferred Shares are issued or outstanding.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person severally or jointly.

7.B.	Related party transactions

Since January 1, 2013, we have engaged in no material commercial transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time, except for service agreements with our Chief Executive Officer Dr. Moshe BenBassat (See Item 10.C "Material contracts not in the ordinary course of business") and compensation to our directors and officers (See Item 6.B "Compensation").

20-F ClickSoftware Technologies Ltd.	Page 57

7.C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales from Israel in 2013 were $103 million, or 99.8% of revenues, compared with $99.6 million, or 99.5% of revenues, in 2012, and $86.2 million, or 99.0% of revenues, in 2011.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

We do not have a formal dividend policy governing the amounts and payment of dividends. Until 2011, we retained all earnings for use in our business. During 2011, we declared a cash dividend to our shareholders in the amount of $10 million ($0.32 per share). During 2011, we distributed a cash dividend of $7.5 million ($0.24 per share). During 2012, we declared a cash dividend to our shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share). During 2013, we declared a cash dividend to our shareholders in the amount of $6.7 million ($0.21 per share) and distributed a cash dividend of $6.7 million ($0.21 per share). Payment of future dividends is at the discretion of our board of directors.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2013.

20-F ClickSoftware Technologies Ltd.	Page 58

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market. The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

	High	Low
	($)	($)
Annual Information
2009	8.43	1.88
2010	8.07	4.82
2011	10.70	7.24
2012	12.98	6.88
2013	9.06	5.84

Quarterly Information
First quarter 2012	12.98	9.48
Second quarter 2012	12.96	8.02
Third quarter 2012	8.74	7.09
Fourth quarter 2012	8.72	6.88
First quarter 2013	9.06	7.91
Second quarter 2013	8.37	7.01
Third quarter 2013	8.41	5.84
Fourth quarter 2013	7.57	5.88

Monthly Information
September 2013	6.85	5.84
October 2013	7.47	5.88
November 2013	7.36	7.02
December 2013	7.57	7.09
January 2014	9.40	7.27
February 2014	10.29	8.50
March 2014 (through March 24)	10.68	9.88

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

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

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 59

10.B.	Memorandum and articles of association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 510829971. Section 2 of our articles of association provides that we may engage in any type of lawful business as may be determined by our board of directors from time to time.

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee (or with respect to terms of office and employment, the compensation committee), by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

The Companies Law requires that an office holder in the company or a controlling shareholder in a public company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company, no later than the first meeting of the board of directors to discuss such existing or proposed transaction. For these purposes, a shareholder that holds 25% or more of the voting rights in a company is considered a controlling shareholder if no other shareholder holds more than 50% of the voting rights. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the office holder in the company or a controlling shareholder in a public company also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

Once the office holder in the company complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the office holder in the company has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by the shareholders.

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

•	Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.
•	Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

20-F ClickSoftware Technologies Ltd.	Page 60

•	Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 2,100,000, divided into: (i)100,000,000 Ordinary Shares, and (ii) 5,000,000 Special Preferred Shares of NIS 0.02 par value each. Our Ordinary Shares do not have preemptive rights.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights. A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights. Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and an even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

20-F ClickSoftware Technologies Ltd.	Page 61

•	Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

20-F ClickSoftware Technologies Ltd.	Page 62

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

20-F ClickSoftware Technologies Ltd.	Page 63

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

20-F ClickSoftware Technologies Ltd.	Page 64

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

On February 17, 2014, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Ajax Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, or Sub, Xora, a Delaware corporation, Ned Carlson as Stockholder Representative, and other stockholders listed in the Merger Agreement.

On March 4, 2014, in accordance with the Merger Agreement, Sub was merged with and into Xora, the separate corporate existence of Sub ceased, and Xora continued as the surviving corporation and a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, the consideration for the transaction was approximately $15 million in cash, including working capital and cash adjustments.

The Merger Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in general, expire on March 4, 2016. Under the Merger Agreement, certain stockholders of Xora agreed to indemnify the Company for damages arising out of breaches or inaccuracies of Xora's or Xora stockholders' representations, warranties and covenants subject to certain limitations, including, in general, that Xora stockholders shall not be liable for any losses until the aggregate amount of losses exceeds $100,000, or the Threshold, and once such Threshold has been reached, the Xora stockholders shall be liable for their pro rata portion of such losses, including the Threshold. Notwithstanding the foregoing, the Threshold will not apply to any losses arising from fraud or willful breach of the Merger Agreement, Xora’s breach of the representations and warranties regarding organization, company capital structure, authority or tax matters, and certain other losses as specified in the Merger Agreement. The indemnification obligation of the Xora stockholders is capped at 15% of the purchase price, excluding working capital and cash adjustments, or the Cap. The amount of the Cap is subject to an escrow. The Cap is subject to certain exceptions similar to those applicable to the Threshold, but in no event shall a stockholder be liable for more than its pro rata portion of any particular loss or an amount in excess of the consideration it is eligible to receive under the Merger Agreement.

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

20-F ClickSoftware Technologies Ltd.	Page 65

10.E.	Taxation

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

Israeli Taxation Considerations

General Corporate Tax Structure

Income not eligible for "Approved enterprise" benefits was taxed in 2013 at a regular corporate tax rate of 25% (25% in 2012 and 24% in 2011). The tax rate was scheduled to be gradually reduced to 18% in 2016 and beyond. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the corporate tax rate was increased to 25% in 2012 and 2013, and to 26.5% in 2014 and thereafter. However, the effective rate of tax payable by a company which derives income from an "Approved Enterprise" may be considerably lower – see discussion below. Due to budgetary constraints, from time to time the Israeli Government has considered delaying the Israeli company tax rate decreases but no decisions have yet been taken in this regard.

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

20-F ClickSoftware Technologies Ltd.	Page 66

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

20-F ClickSoftware Technologies Ltd.	Page 67

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

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise", without prior approval. Companies in industry or tourism in Israel may elect between:

•	Tax "holiday" package – for a "Privileged Enterprise": a tax exemption applies to undistributed profits for 2 to 10 years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or
•	Grant / Reduced tax package – for an "Approved Enterprise": Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected and the residency of the shareholder.

20-F ClickSoftware Technologies Ltd.	Page 68

Recently, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively in 2013. From 2014 9% and 16%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% (20% from 2014) withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We chose not to adopt the new law. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have material ramifications on the tax payable in respect of our Israeli operations.

The Company decided to implement the new law from 2013.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

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

20-F ClickSoftware Technologies Ltd.	Page 69

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

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot change its election. We elected to take advantage of the amendment in 2013 and were required to pay about $0.7 million as a one-time payment.

20-F ClickSoftware Technologies Ltd.	Page 70

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 30%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (24% in 2011 and 25% in 2012 and thereafter). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 45% in 2011, up to 48% in 2012 and up to 50% in 2013 and thereafter) and the regular corporate tax rate for corporations (24% in 2011 and 25% in 2012 and thereafter) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

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

20-F ClickSoftware Technologies Ltd.	Page 71

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

20-F ClickSoftware Technologies Ltd.	Page 72

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

20-F ClickSoftware Technologies Ltd.	Page 73

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

Tax on Net Investment Income

Above certain income thresholds, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder's total adjusted income exceeds applicable thresholds.

20-F ClickSoftware Technologies Ltd.	Page 74

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

20-F ClickSoftware Technologies Ltd.	Page 75

Under the Hiring Incentives to Restore Employment Act of 2010 (the "HIRE Act"), some payments made to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See "Non-U.S. Holders of Ordinary Shares."

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

The HIRE Act may impose withholding taxes on some types of payments made to "foreign financial institutions" and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

10.F.	Dividends and paying agents

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 76

10.G.	Statement by experts

Not applicable.

10.H.	Documents on display

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

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in the Americas, EMEA, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2013, 51% of our revenues and 35% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros. For example, a ten percent increase or decrease from 2013 exchange rates could have a net effect of about $1.8 million on our operating income. In 2013, the net effect of the change in value of the U.S. dollar against other currencies was a minor increase in revenues by $50,000, an increase in costs of revenues by $0.4 million and an increase in operating expenses by $1.0 million.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. At December 31, 2013, we had short forward exchange contracts to sell up to Euro 5.7 million for a total amount of $7.9 million, British Pounds 4.7 million for a total amount of $7.8 million and Australian Dollar 2.8 million for a total amount of $2.4 million.

20-F ClickSoftware Technologies Ltd.	Page 77

Interest Rate Risk. As of December 31, 2013, we had cash, cash equivalents and short-term investments of $56.9 million, which consist mainly of cash, short-term bank deposits with major banks, government and corporate bonds. Of this, a total of $12.1 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value would have an immaterial impact on our business, financial condition and results of operations. Our policy is that up to $10 million of our total cash and investments may be invested in equity of companies that have a policy to regularly distribute dividends or in ETFs of a similar nature. As of December 31, 2013, $7.4 million of our cash, cash equivalents and investments were invested in equity securities of such companies.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2013 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2014
(in thousands of dollars)
A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$25,346
Average interest rate	0.1%
Government and corporate bonds	$15,203
Average interest (yield) rate	1.5%
Bank deposits	$9,001
Average interest rate	2.1%
Equity securities	$7,383
Total cash, cash equivalents and investments portfolio	$56,933

B) Long-term debts:

None

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

20-F ClickSoftware Technologies Ltd.	Page 78

Part two

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, the independent registered public accounting firm that audited our 2013 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Dr. Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the Exchange Act Rules, and is independent in accordance with applicable Exchange Act Rules and Nasdaq Rules.

20-F ClickSoftware Technologies Ltd.	Page 79

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.clicksoftware.com.

ITEM 16C.	Principal accountant fees and services

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, has served as our principal independent registered public accounting firm for each of the three years ended December 31, 2013, 2012 and 2011.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co and/or other member firms of Deloitte Touche Tohmatsu for all services, including audit services, for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012

Audit fees (1)	$177,000	$171,000
Audit-related fees	-	-
Tax fees (2)	48,000	55,000
All other fees (3)	-	14,000

Total	$225,000	$240,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

(3)	Includes fees for services related to due diligence on the purchase of intangible assets.

Pre-Approval of Auditors' Compensation

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2013 and 2012 were either pre-approved by the full audit committee, or by the Chairman of the Audit Committee, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee). All approvals by the Chairman of the Audit Committee were duly ratified.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 80

ITEM 16G.	Corporate Governance

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 81

Part Three

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 7, 2014

20-F ClickSoftware Technologies Ltd.	Page 83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 7, 2014 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 7, 2014

20-F ClickSoftware Technologies Ltd.	Page 84

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$25,346	$12,793
Deposits (Note 3)	9,001	30,310
Marketable securities (Note 3)	22,586	15,635
Trade receivables, net of allowance for doubtful accounts of $500 and $738 as of December 31, 2013 and 2012, respectively (Note 4)	22,490	21,792
Deferred taxes (Note 14)	1,740	220
Other receivables and prepaid expenses (Note 5)	4,408	3,398
Total Current Assets	85,571	84,148

Long-Term Assets:
Deposits (Note 6 & Note 11A)	1,072	621
Other receivables and prepaid expenses (Note 5)	218	275
Severance Pay funds (Note 7)	2,052	1,965
Deferred taxes (Note 14)	2,060	1,230
Identifiable Intangible assets, Net (Note 8)	-	452
Goodwill (Note 8)	1,572	1,572
Property and Equipment, Net (Note 9)	5,023	4,206
Total Long-Term Assets	11,997	10,321

TOTAL ASSETS	$97,568	$94,469

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses (Note 10)	$17,707	$16,536
Deferred revenues	13,420	9,047
Total Current Liabilities	31,127	25,583

Long-Term Liabilities:
Accrued severance pay (Note 7)	4,840	4,465
Deferred tax liability (Note 14)	40	-
Deferred revenues	4,642	1,503
Total Long-Term Liabilities	9,522	5,968

Total Liabilities	40,649	31,551

Commitments and Contingencies (Note 11)

Shareholders' Equity (Note 12):
Special preferred shares NIS 0.02 par value:
Authorized – 5,000,000 as of December 31, 2013 and 2012; No issued and outstanding shares as of December 31, 2013 and 2012;
Ordinary shares of NIS 0.02 par value:
Authorized - 100,000,000 as of December 31, 2013 and 2012; Issued – 32,533,575 shares as of December 31, 2013 and 31,693,942 as of December 31, 2012; Outstanding – 32,494,575 shares as of December 31, 2013 and 31,654,942 shares as of December 31, 2012;	137	132
Additional paid-in capital	92,301	87,566
Accumulated other comprehensive income	703	559
Accumulated deficit	(36,179)	(25,296)
	56,962	62,961
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total Shareholders' Equity	56,919	62,918

Total Liabilities and Shareholders' Equity	$97,568	$94,469

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 85

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenues (Note 13):
Software license	$28,679	$34,541	$31,542
Services	74,502	65,505	55,545
Total revenues	103,181	100,046	87,087

Cost of revenues:
Software license	4,413	3,686	2,519
Services	39,894	35,185	29,177
Total cost of revenues	44,307	38,871	31,696

Gross profit	58,874	61,175	55,391

Operating expenses:
Research and development	15,970	13,146	9,019
Selling and marketing	39,706	31,977	23,382
General and administrative	9,121	8,779	7,386
Impairment of goodwill	-	-	939
Total operating expenses	64,797	53,902	40,726
Operating (loss) income	(5,923)	7,273	14,665
Other income	-	110	-
Financial income, net	839	274	7
Net (loss) income before taxes	(5,084)	7,657	14,672
Taxes on income (Tax benefit) (Note 14)	(924)	169	2,462
Net (loss) income	$(4,160)	$7,488	$12,210

Other comprehensive income, net of tax:
Gain in respect of marketable securities	411	37	45
Gain /(Loss) in respect of derivatives instruments designated for cash flow hedge	(267)	689	(440)
Comprehensive (loss) income	$(4,016)	$8,214	$11,815

Basic net (loss) earnings per share	$(0.13)	$0.24	$0.39
Diluted net (loss) earnings per share	$(0.13)	$0.23	$0.38

Shares used in computing basic net (loss) earnings per share	32,048,030	31,545,435	31,014,373
Shares used in computing diluted net (loss) earnings per share	32,048,030	32,837,789	32,226,883

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 86

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Shares	Total
Balance as of December 31, 2010	30,634,227	$126	$81,170	$(27,393)	$228	$(43)	$54,088
Employee options exercised	734,661	5	1,482	-	-	-	1,487
Stock-based compensation expense related to employees and consultants	-	-	1,731	-	-	-	1,731
Accumulated other comprehensive income	-	-	-	-	(395)	-	(395)
Dividend	-	-	-	(10,017)	-	-	(10,017)
Net income	-	-	-	12,210	-	-	12,210
Balance as of December 31, 2011	31,368,888	$131	$84,383	$(25,200)	$(167)	$(43)	$59,104
Employee options exercised	286,054	1	649	-	-	-	650
Stock-based compensation expense related to employees and consultants	-	-	2,534	-	-	-	2,534
Accumulated other comprehensive income	-	-	-	-	726	-	726
Dividend	-	-	-	(7,584)	-	-	(7,584)
Net income	-	-	-	7,488	-	-	7,488
Balance as of December 31, 2012	31,654,942	$132	$87,566	$(25,296)	$559	$(43)	$62,918
Employee options exercised	839,633	5	1,991	-	-	-	1,996
Stock-based compensation expense related to employees and consultants	-	-	2,744	-	-	-	2,744
Accumulated other comprehensive income	-	-	-	-	144	-	144
Dividend	-	-	-	(6,723)	-	-	(6,723)
Net loss	-	-	-	(4,160)	-	-	(4,160)
Balance as of December 31, 2013	32,494,575	$137	$92,301	$(36,179)	$703	$(43)	$56,919

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 87

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED DECEMBER 31,
	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,160)	$7,488	$12,210

Adjustments to reconcile net income to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation	2,593	2,144	1,519
Stock-based compensation	2,744	2,534	1,731
Amortization of acquired intangible assets	278	714	782
Impairment of goodwill	-	-	939
Impairment of acquired intangible assets	174	-	55
Severance pay, net	288	399	373
Gain on marketable securities	(429)	(146)	(94)
Other	92	13	11

Changes in operating assets and liabilities:
Trade receivables	(698)	1,586	(9,123)
Deferred taxes	(2,310)	(540)	1,310
Other receivables	(809)	(104)	(443)
Accounts payable and accrued expenses	1,171	2,928	1,034
Deferred revenues	7,512	(807)	1,623
Net cash provided by operating activities	6,446	16,209	11,927

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment	(3,502)	(2,490)	(2,018)
Decrease (Increase) in deposits, net	20,858	(1,595)	(11,969)
Investments in marketable securities	(15,686)	(7,459)	(8,298)
Proceeds from sales of marketable securities	9,164	2,915	5,286
Net cash provided by (used in) investing activities	10,834	(8,629)	(16,999)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend paid	(6,723)	(10,120)	(7,481)
Employee options exercised	1,996	650	1,487
Net cash used in financing activities	(4,727)	(9,470)	(5,994)

Increase (decrease) in cash and cash equivalents	12,553	(1,890)	(11,066)
Cash and cash equivalents at beginning of year	12,793	14,683	25,749
Cash and cash equivalents at end of year	$25,346	$12,793	$14,683

Supplemental cash flow information:
Cash paid for taxes	$2,052	$692	$713
Cash paid for interest	$-	$1	$4

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 88

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

The Company's Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company's Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, shift planning and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution. The following comprise the individual products of the above suites: ClickSchedule, ClickAnalyze, ClickMobile, ClickLocate, ClickContact, ClickRoster, ClickPlan and ClickForecast. The Company provides a cloud-based offering of its Service Optimization Suite via ClickSoftware Cloud Services, which aims at the large market enterprise customers and ClickExpress, which aims at the small and mid-size company markets.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc. a wholly owned subsidiary of ClickSoftware Europe Limited), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd., a wholly owned subsidiary of ClickSoftware, Inc.), in Japan (ClickSoftware Japan KK), in India (ClickSoftware India Private Limited), in South Africa (ClickSoftware Technologies (Pty) Ltd), in Brazil (ClickSoftware Brazil Soluções em Gestão de Forças de Trabalho Ltda) and in Russia (ClickSoftware Limited Liability Company). The subsidiaries are primarily engaged in the sale and marketing of the Company's products in the Americas, EMEA (Europe, Middle East and Africa but not including Israel) and the rest of the world. All significant intercompany balances and transactions have been eliminated.

20-F ClickSoftware Technologies Ltd.	Page 89

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

Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions in the United States, Europe and Israel. Nearly all of the cash and investments are not insured by the FDIC or other similar governmental insurance limits. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe, the United States and Brazil. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

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

The Company complies with provisions of ASC 360 ("Property, Plant and Equipment"). ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

20-F ClickSoftware Technologies Ltd.	Page 90

Identifiable Intangible Assets

Intangible assets representing primarily core technology and in process research and development ("IPR&D"), customer lists and relationships and non-competition arrangements (arising from business combinations) are recorded at cost less accumulated amortization as outlined in Note 8. Intangible assets are amortized over their estimated useful lives on a straight-line basis ranging from 3 to 6 years. As of December 31, 2013 the balance is fully amortized or impaired.

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

License fees from software arrangements that involve multiple elements, such as consulting, training and post-contract customer support, are allocated to each element of the arrangement based on the residual method. Under the residual method, consideration is allocated to undelivered elements based upon the VSOE of those elements, with the residual of the arrangement fee allocated to and recognized as software license revenue. The Company measures the VSOE for each element according to the price charged when the element is sold separately. For post-contract customer support, the Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, the Company determines the VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions.

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

20-F ClickSoftware Technologies Ltd.	Page 91

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

The Company classifies revenue as either software license revenue or services revenue for statement of operations presentation. The Company allocates revenue to each of these categories based on the VSOE for elements in each revenue arrangement and based on the application of the residual method for arrangements in which the Company has established the VSOE for all undelivered elements. Where the Company is unable to establish the VSOE for all undelivered elements, the Company takes a systematic approach, whereby the Company first allocates revenue to any undelivered elements for which the VSOE has been established, and then allocates revenue to any undelivered elements for which the VSOE has not been established based on management's best estimate of the fair value of those undelivered elements. The Company then applies a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

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

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of options to purchase shares, excluded from the calculations of diluted net income per share, were 3,600,186, 1,242,416 and 497,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

20-F ClickSoftware Technologies Ltd.	Page 92

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

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on the Company’s financial position or results of operations.

NOTE 3 — SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	DECEMBER 31,
	2013	2012

Bank deposits (1)	$9,001	$30,310
Marketable securities - government and corporate bonds (2)	15,203	10,600
Marketable securities - equities(3)	7,383	5,035
	$31,587	$45,945

(1) The bank deposits bear interest at an average annual rate of 2.1% and 1.3% for 2013 and 2012, respectively.

(2) The Bonds provide a yield at an average annual rate of 1.5% and 1.55% for 2013 and 2012, respectively.

(3) Unrealized net gains are immaterial.

20-F ClickSoftware Technologies Ltd.	Page 93

NOTE 4 — TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A.	Trade receivables

	DECEMBER 31,
	2013	2012

Accounts receivables billed	$20,190	$18,847
Accounts receivables unbilled	2,800	3,683
Allowance for doubtful accounts	(500)	(738)
Trade receivables, net	$22,490	$21,792

B.	Allowance for doubtful accounts

	DECEMBER 31,
	2013	2012

Balance at beginning of year	$738	$701
Change of allowance	(97)	37
Write-off	(141)	-
Balance at year end	$500	$738

NOTE 5 — OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,
	2013	2012

Prepaid expenses	$1,675	$1,890
Government receivables	1,533	616
Employees	467	198
Other	951	969
	$4,626	$3,673

Other receivables and prepaid expenses – Short term	$4,408	$3,398
Other receivables and prepaid expenses – Long term	218	275
	$4,626	$3,673

NOTE 6 — LONG-TERM DEPOSITS

	DECEMBER 31,
	2013	2012

Bank deposits (see also Note 11A)	$1,072	$621
	$1,072	$621

The bank deposits bear interest at an average annual rate of 2.1% and 1.3% for 2013 and 2012, respectively.

20-F ClickSoftware Technologies Ltd.	Page 94

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

Severance pay expenses amounted to $1,932, $1,632 and $1,383 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Goodwill:

	DECEMBER 31,
	2013	2012

Balance as of January 1	$1,572	$1,572
Changes during year:
Impairment	-	-
Balance as of December 31	$1,572	$1,572

B.	Identifiable intangible assets, Net:

		DECEMBER 31,
	Useful life	2013	2012
Original amount
Core technology	3-6 years	$1,507	$1,507
In process research & development	4 years	472	472
Customer relationship, net of impairment (see C below)	3-6 years	1,007	1,007
Non-compete	4 years	127	127
		$3,113	$3,113
Accumulated amortization		3,113	2,661
Identifiable intangible assets, Net		$-	$452

C.	Goodwill and Other Intangible Assets impairment testing

The company performs annual impairment tests in the fourth quarter. For impairment testing the company identified two separate reporting units: ClickSoftware and Service Tycoon (ST) (acquired from AST Technologies in 2009). For ClickSoftware the fair value was significantly higher than the carrying amount For Clicksoftware reporting unit no events or changes in circumstances indicating intangible assets impairment were detected during 2013. In the fourth quarter of 2013 as a result of the Company’s analysis, the company determined that ST technology will no longer be used by the Company. Thus the company reassessed the remaining core technology of ST at a value of zero. As a result a $174 of intangible assets impairment charges was recorded as of December 31, 2013.

20-F ClickSoftware Technologies Ltd.	Page 95

NOTE 9 — PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2013	2012
Cost
Computers and office equipment	$10,928	$8,645
Leasehold improvements	2,992	2,502
	$13,920	$11,147
Accumulated depreciation	8,897	6,941
Property and equipment, net	$5,023	$4,206

NOTE 10 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2013	2012

Suppliers	$4,720	$5,392
Employee and related costs	9,235	8,598
Government commitment	3,752	2,546
	$17,707	$16,536

NOTE 11 — COMMITMENTS AND CONTINGENCIES

A.	The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2013, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2014 were approximately $1.1 million in the aggregate. The letters of credit are secured by $1.1 million in deposits to cover any potential payments under the guarantees.

B.	The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India and Australia. The leases for these facilities expire in the years 2014 through 2021. Minimum future rental payments, as of December 31, 2013 are as follows:

2014	$3,783
2015	2,127
2016	1,615
2017-2021	1,648
$9,173

Rent expense amounted to $3,527, $2,442 and $2,244 for the years ended December 31, 2013, 2012 and 2011, respectively. The Company has a lease for approximately 58,000 square feet of office space in Petach Tikva, Israel. The Company has a lease for office space in Burlington, Massachusetts for approximately 25,000 square feet. The Company has a lease for office space in Burnham, United Kingdom for approximately 11,500 square feet. The Company has a lease for office space in Melbourne, Australia for approximately 10,000 square feet. The Company has a lease for office space in Gurgaon, India for approximately 22,000 square feet.

C.	From time to time, the Company is involved in various routine legal proceedings incidental to the ordinary course of the Company’s business. The Company does not believe that the outcome of these pending legal proceeding will have a material adverse effect on the Company's business or consolidated financial condition.

20-F ClickSoftware Technologies Ltd.	Page 96

NOTE 12 — SHAREHOLDERS' EQUITY

A.	Public Company

The Company's shares are publicly traded on the Nasdaq Global Select Market.

B.	Share Capital

Share capital is comprised of issued and outstanding Ordinary Shares of NIS 0.02 par value.

C.	Employee Stock Purchase Plan

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

Under the Plan and its sub-plans, the Company granted options to purchase 1,241,000, 794,000 and 554,000 Ordinary Shares at an average exercise price of $7.25, $10.38 and $8.71 for the years ended December 31, 2013, 2012 and 2011, respectively.

During the year ended December 31, 2010, the Company amended the Plan to include the right to grant Restricted Share Units with respect to Ordinary Shares of the Company ("RSUs") with an exercise price per share equal to the par value of each share underlying the RSU. In the year ended December 31, 2010, the board of directors and shareholders at the 2010 Annual Shareholders Meeting ("2010 ASM") approved the grants of an aggregate of 48,000 RSUs to independent directors and a grant of an option to the Company CEO to purchase 100,000 ordinary shares. This RSU grant was in accordance with the resolutions adopted by the shareholders at the 2010 ASM which provided that: (i) each independent director (defined for the purpose hereof as External Directors according to the Companies Law and all other directors other than our employees or our consultants or of any subsidiary), who is appointed as our director, at or after the 2010 ASM, is automatically granted 8,000 RSUs, upon the date such individual first becomes a director; and (ii) each independent director is automatically granted 8,000 RSUs, following each annual meeting of our shareholders, beginning with the Company's 2011 annual shareholders meeting, if on such date he or she shall have served on our Board for at least the preceding six months.

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2013, the Company granted an aggregate of 48,000 RSUs to independent directors.

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2012, the Company granted an aggregate of 48,000 RSUs to independent directors.

In accordance with the 2010 ASM resolutions, in the year ended December 31, 2011, the Company granted an aggregate of 48,000 RSUs to independent directors.

In the years ended December 31, 2013, 2012 and 2011, the board of directors and shareholders at the annual meetings approved a total grant of an option to the Company chairman to purchase 290,000 ordinary shares.

During the years 2003-2012 the board of directors decided to increase the reserve for grants under the Plan, by 7,097,269 options (and RSUs).

20-F ClickSoftware Technologies Ltd.	Page 97

A summary of the status of the Company's stock option plans as of December 31, 2013, 2012 and 2011 and changes during the years then ended is as follows:

	OPTIONS AND RSUs AVAILABLE FOR GRANT	OUTSTANDING OPTIONS AND RSUs	WEIGHTED -AVERAGE EXERCISE PRICE PER SHARE ($)	WEIGHTED -AVERAGE FAIR VALUE OF OPTION
Outstanding at December 31, 2010	2,528,737	3,248,120	3.31
Increase in option pool, net	800,000	-	-
Granted	(554,000)	554,000	8.71	$5.17
Forfeited	45,650	(45,650)	6.14
Exercised	-	(734,661)	2.07
Outstanding at December 31, 2011	2,820,387	3,021,809	4.56
Increase in option pool, net	516,691	-	-
Granted	(794,000)	794,000	10.38	$5.20
Forfeited	89,331	(89,331)	10.04
Exercised	-	(286,054)	2.21
Outstanding at December 31, 2012	2,632,409	3,440,424	5.96
Increase in option pool, net	800,000	-	-
Granted	(1,241,000)	1,241,000	7.25	$3.64
Forfeited	241,605	(241,605)	8.52
Exercised	-	(839,633)	2.38
Outstanding at December 31, 2013	2,433,014	3,600,186	6.95

The following table summarizes information about options outstanding and exercisable as of December 31, 2013:

	OPTIONS AND RSUs OUTSTANDING				OPTIONS AND RSUs EXERCISABLE
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2013		WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2013	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
0.01	28,002	*	6.4	$0.01	-	-	-
1.59 – 2.00	466,624		0.9	$1.94	466,624	0.9	$1.94
2.42 – 4.43	345,770		1.6	$3.19	345,770	1.6	$3.19
5.16 – 6.77	222,690		2.9	$5.65	206,232	2.8	$5.63
7.06 – 7.48	1,252,601		5.9	$7.23	278,664	3.4	$7.07
8.12 – 8.41	498,500		4.9	$8.25	191,750	3.3	$8.15
9.48 – 9.71	454,333		4.3	$9.54	288,750	4.3	$9.54
11.24 - 12.98	331,666		4.5	$12.76	168,541	3.9	$12.55
	3,600,186				1,946,330

*RSUs

As of December 31, 2013, the aggregate intrinsic value for the options exercisable was $4.5 million with a weighted-average remaining contractual life of 2.6 years. Additionally, there were 1.6 million options expected to vest with a weighted-average exercise price of $8.1 and an aggregate intrinsic value of $0.4 million with a weighted-average remaining contractual life of 6 years.

The weighted average fair value of options exercisable as of the years ended December 31, 2013, 2012 and 2011 was $3.3, $2.6 and $2.32 respectively.

The aggregate intrinsic value for the options exercised during 2013, 2012 and 2011 was $3.9 million, $1.9 million and $4.6 million respectively.

20-F ClickSoftware Technologies Ltd.	Page 98

E.	Stock-based compensation expenses

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations for the years ended December 31, 2013, 2012 and 2011:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011

Cost of revenues	$357	$312	$202
Research and development expenses	292	254	168
Selling and marketing expenses	750	611	389
General and administrative expenses	1,345	1,357	972
Total	$2,744	$2,534	$1,731

The unrecognized stock-based compensation cost calculated under the fair value method for shares incentives expected to vest (unvested shares net of expected forfeitures) as of December 31, 2013 was approximately $6.1 million and is expected to be recognized over a weighted-average period of 2.2 years.

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions: (1) expected life of 4.8 years (2012 – 4.8, 2011 – 4.7); (2) dividend yield of 1.9% (2012 – 3.2%, 2011 – 3.4%); (3) expected volatility of 55% (2012 – 57%, 2011 – 61%); and (4) risk-free interest rate of 1.9% (2012 – 1.4%, 2011 – 2.5%).

F. Dividend

During 2011, the Company declared a cash dividend to its shareholders in the amount of $10 million ($0.32 per share). During 2011 the Company distributed a cash dividend of $7.5 million ($0.24 per share).

During 2012, the Company declared a cash dividend to its shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share).

During 2013, the Company declared a cash dividend to its shareholders in the amount of $6.7 million ($0.21 per share) and distributed a cash dividend of $6.7 million ($0.21 per share).

NOTE 13 — SEGMENT REPORTING

The Company operates in one segment: the design, development, and marketing of software solutions.

The Company's revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenue
Americas	$50,573	$60,123	$40,070
EMEA	42,548	32,888	39,455
Israel	245	456	847
Asia Pacific	9,815	6,579	6,715
	$103,181	$100,046	$87,087

Major customers - as percentage of total sales:
	2013	2012	2011
	%	%	%

Customer A	12	11	12
Customer B	(*)	(*)	10

(*) Less than 10%

20-F ClickSoftware Technologies Ltd.	Page 99

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012
Property and Equipment, Net
Americas	$795	$662
EMEA	634	421
Asia Pacific	1,145	411
Israel	2,449	2,712
	$5,023	$4,206

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

20-F ClickSoftware Technologies Ltd.	Page 100

Income not eligible for "Approved Enterprise" benefits mentioned above is taxed in 2013 at a regular rate of 25%.

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

During the years 2011 and 2012, the Company distributed dividends in the aggregate amount of $17.5 million. Such distributions were paid from the parent company earnings which were not derived from Approved Enterprises earnings, and as such did not result in additional Israeli tax liabilities for the Company.

In November 2012, a law was enacted in Israel to incentivize companies to pay taxes on those Approved Enterprises earnings as if distributed, and effectively release the earnings from any further tax liabilities at the parent company level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to the Company will be approximately 6%. During 2013, the Company elected to use the incentive available under the law, releasing 2011 tax-exempt earnings of $12.2 million for future dividend distributions, by paying tax of $0.7 million. The Company distributed during 2013 a dividend in the amount of $6.7 million.  Part of this dividend was under the release of 2011 tax-exempt earnings, and therefore, although paid from Approved Enterprises earnings, such distribution did not result in additional Israeli tax liability. Deferred tax provision was included in the Company financial statements for the year ended December 31, 2012.

Except for 2011 Approved Enterprise profits as explained above, the Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the board of directors have not yet determined to pay any dividend in the future from those earnings. Accordingly, such earnings have been considered to be permanently reinvested.

In 2011, new legislation amending to the Investment Law was adopted (the “2011 Amendment”). Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, in 2013 7% and 12.5%, respectively and from 2014,  9% and 16%, respectively. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% (20% from 2014) withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the 2011 Amendment, the Company may decide to irrevocably implement the provisions of the 2011 Amendment while waiving benefits provided under the current law or to remain subject to the current law.

Changing from the current law to the 2011 Amendment is permitted at any time. The Company does not expect the 2011 Amendment to have material ramifications on the tax payable in respect of its Israeli operations. The Company chose to adopt the 2011 Amendment during 2013 and a request for approval is pending with the tax authorities.

B. Tax assessments

Final tax assessments in Israel have been received up to and including the 2011 tax year.

20-F ClickSoftware Technologies Ltd.	Page 101

C. Deferred taxes

Deferred tax assets, net consist of the following significant items:

	DECEMBER 31,
	2013	2012

Net operating loss carry forwards of non-Israeli subsidiaries	$7,249	$7,360
Net operating loss carry forwards In Israel*	768	-
R&D cost temporary differences	991	984
Other timing differences	2,016	1,628
Deferred liability due to future dividend from 2012 Approved Enterprise	-	(735)
Deferred tax assets before valuation allowance	11,024	9,237
Valuation allowance	(7,264)	(7,787)
Deferred tax assets, net of allowance	$3,760	$1,450

* Based on 16% tax rate for 2014

Presentation in balance sheets:

	DECEMBER 31,
	2013	2012

Current deferred tax asset, net	$1,740	$220
Non-current deferred tax asset, net	2,060	1,230
Non-current deferred tax liability, net	(40)	-
	$3,760	$1,450

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. For 2008, based on historical taxable income from continuing operations and projections for future taxable income, the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax Benefit of $2,310 and $540 in 2013 and 2012, respectively.

As of December 31, 2013, net operating loss carry forwards in Israel amounted to approximately $4.8 million and in U.S. $18.6 million attributable to the federal tax and approximately $5.9 million attributable to state tax. The tax loss carry-forwards in the U.S. expire from 2014 through 2024. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization. There are no material other tax loss carry-forwards in other companies in the group.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) As for the year ended December 31, 2013, the amount of earnings subject to additional taxes for which deferred taxes were not provided was $16.1 million and the potential tax liability was in the amount of $2.4 million. The Company may avoid the tax liability if distribution is not made or is made from resources other than earnings from Approved Enterprises with those earnings permanently reinvested. The Company has not provided deferred taxes, as management and the board of directors have not yet determined to pay any dividend from these earnings in the future. Accordingly, such earnings have been considered to be permanently reinvested.

20-F ClickSoftware Technologies Ltd.	Page 102

(3) Dividends distributable from the income of foreign subsidiaries in the Group, as the Company does not expect these subsidiaries to distribute dividends from currently accumulated profits with tax costs in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes of about $0.2 million on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

D. Israel and International components of income profit before taxes

	YEAR ENDED DECEMBER 31,
	2013	2012	2011

Israel	$(10,274)	$4,482	$13,330
International	5,190	3,175	1,342
	$(5,084)	$7,657	$14,672

E. Income taxes included in the statement of operations

	YEAR ENDED DECEMBER 31,
	2013	2012	2011

Current taxes	$642	$709	$1,152
Tax payment for previous years retained earnings (*)	744	-	-
Deferred taxes	(2,310)	(540)	1,310
	$(924)	$169	$2,462

(*) See Note 14.A above

F. Tax reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012	2011

Net (loss) income before taxes	$(5,084)	$7,657	$14,672

Average Statutory tax rates	22%	28%	27%

Theoretical tax	(1,118)	2,144	3,961

Change in taxes resulting from effect of “privileged enterprise” status	2,569	(1,120)	(3,266)
Non-deductible expenses	577	1,235	(641)
Change in valuation allowance and deferred taxes	(2,887)	(1,775)	1,951
Other	(65)	(315)	457
	194	(1,975)	(1,499)

Actual tax (benefit) expense	$(924)	$169	$2,462

G. Uncertain tax positions

As of December 31, 2013, the Company maintains 3 uncertain tax positions accruals in the amounts of $383, $256 and $117.

20-F ClickSoftware Technologies Ltd.	Page 103

As of December 31, 2012, the Company maintained 4 uncertain tax positions accruals in the amounts of $367, $555, $178 and $19.

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

NOTE 15 – SUBSEQUENT EVENTS

On March 4, 2014 the Company closed the acquisition of Xora, Inc., a cloud-based market leader in mobile workforce management, by merger. Under the terms of the merger agreement, the consideration for the transaction is approximately $15 million in cash, including working capital and cash adjustments.

20-F ClickSoftware Technologies Ltd.	Page 104

Item 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1 (1)	Memorandum of Association reflecting amendments integrated into the text as amended and restated as of July 15, 2010 (English translation from the official, original version in Hebrew)
1.2 (1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 15, 2010
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	2000 Share Incentive Plan, as amended and restated as of July 15, 2010
4.3 (2)	2000 Employee Share Purchase Plan
4.4 (4)	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz effective October 20, 2002
4.5 (5)	Amended Form of Indemnification Agreement
4.6 (3)	Management and Consulting Agreements for Moshe BenBassat effective as of January 1, 2010
4.7 (3)	2003 Israeli Share Incentive Plan, as amended and restated as of July 15, 2010
4.8 (6)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.9 (7)	Form of 2000 U.K. Share Scheme, as amended
4.10	Agreement and Plan of Merger by and among Xora, Inc., Ajax Acquisition Corporation, Clicksoftware, Inc., Ned Carlson, as stockholder representative, and the signing stockholders party thereto, dated February 17, 2014
4.11 (5)	Summary of Material Terms of the Lease Agreement (originally in Hebrew) effective as of May 30, 2007 by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
8.1	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu
101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language) are filed herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

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

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 24, 2003.

(5) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 16, 2008.

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 22, 2004.

(7) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 11, 2007.

20-F ClickSoftware Technologies Ltd.	Page 105

SIGNATURES

ClickSoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Shmuel Arvatz
Shmuel Arvatz
Chief Financial Officer

Date:	April 8, 2014

20-F ClickSoftware Technologies Ltd.	Page 106