Form 20-F
period 2014-12-31
CLICKSOFTWARE TECHNOLOGIES LTD
filed 2015-03-25
CIK 1105841

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 000-30827

ClickSoftware Technologies Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

Azorim Park, Oren Building

94 Em Hamoshavot Road

Petach Tikva 4970602 Israel

(Address of principal executive offices)

Joel Jeselsohn

Tel: 781-272-5903

Fax: 781-272-6409

35 Corporate Drive, Suite 400

Burlington, MA 01803

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

33,136,302 Ordinary Shares, par value NIS 0.02 per share

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, future changes in our expenses and investments, average deal size and number of new deals, the results and expected benefits of our acquisition of Xora, capitalization of cloud services momentum, trend information, sufficiency of our office space, visibility into future periods, expected new products and versions and their expected release, expected growth, expected rates of growth, expansion into new territories, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues, exploration of acquisitions, future tax rates, reduction of expenses, revenue trends, collection of accounts receivable and deferred revenues. In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – "Risk Factors" and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

20-F ClickSoftware Technologies Ltd.	Page 3

PART ONE

Item 1.	Identity of directors, senior management and advisErs

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 have been derived from, and should be read in conjunction with, the consolidated financial statements of ClickSoftware Technologies Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2010, 2011 and 2012 and for each of the years ended December 31, 2010 and 2011 have been derived from the audited financial statements of ClickSoftware Technologies Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – "Operating and Financial Review and Prospects" - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2014	2013	2012	2011	2010
Revenues	$126,213	$103,181	$100,046	$87,087	$71,019
Cost of revenues	54,002	44,307	38,871	31,696	26,913
Gross profit	$72,211	$58,874	$61,175	$55,391	$44,106
Research and Development, net	19,163	15,970	13,146	9,019	7,920
Selling and Marketing	45,753	39,706	31,977	23,382	19,213
General and Administrative	10,901	9,121	8,779	7,386	6,747
Restructuring and related expenses	749	-	-	-	-
Impairment of goodwill	-	-	-	939	-
Total operating expenses	$76,566	$64,797	$53,902	$40,726	$33,880
Operating (loss) income	$(4,355)	$(5,923)	$7,273	$14,665	$10,226
Other income	-	-	110	-	-
Financial income, net	1,275	839	274	7	189
Net (loss) income before taxes	$(3,080)	$(5,084)	$7,657	$14,672	$10,415
Taxes on income (Tax benefit)	(48)	(924)	169	2,462	1,370
Net (loss) income	$(3,032)	$(4,160)	$7,488	$12,210	$9,045
Basic net (loss) earnings per share	$(0.09)	$(0.13)	$0.24	$0.39	$0.30
Diluted net (loss) earnings per share	$(0.09)	$(0.13)	$0.23	$0.38	$0.28
Dividend declared per share	$-	$0.21	$0.24	$0.32	$-
Shares used in computing basic net (loss) earnings per share	32,912,107	32,048,030	31,545,435	31,014,373	30,415,679
Shares used in computing diluted net (loss) earnings per share	32,912,107	32,048,030	32,837,789	32,226,883	32,037,399

20-F ClickSoftware Technologies Ltd.	Page 4

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2014	2013	2012	2011	2010
Working capital	$42,454	$54,444	$58,565	$54,726	$48,710
Total assets	98,710	97,568	94,469	90,632	79,827
Long-term liabilities	7,988	9,522	5,968	5,855	5,208
Shareholders' equity	$58,025	$56,919	$62,918	$59,104	$54,088
Number of shares outstanding	33,136,302	32,494,575	31,654,942	31,368,888	30,634,227

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

Competitors vary in size and in the scope and breadth of the products and services they offer. Some of our current and potential competitors are among the largest and most well capitalized software companies in the world and have significant competitive advantages over us, including greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. Because the market for workforce management and optimization software is evolving, we expect additional competition from other established and emerging companies if this market continues to develop and expand. For example, we could face competition from our strategic partners or from other companies that may in future decide to enter and compete in our market. In particular, since our contracts with large resellers generally do not include non-competition provisions, it may be easier for these partners to compete with us in the future. In 2014, Oracle Corporation, or Oracle, acquired TOA Technologies, one of our competitors in the cloud services space. SAP A.G. acquired Syclo in 2012, one of our competitors in the mobility space. SAP has its own offering which competes with our ClickSchedule product. Another of our partners, IBM, acquired Worklight Ltd., a potential mobility competitor. We may also face competition from Accenture LLP.

20-F ClickSoftware Technologies Ltd.	Page 5

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

The market for our products is competitive and rapidly changing. The pattern in the IT market towards smaller initial transactions continues. This has led to a smaller initial transaction size with new customers, and will require us to scale up the number of our transactions in order to maintain our growth.

The pattern of smaller initial deal size coincides with the shift from traditional on-premise deployment of our products to the cloud-based software-as-a-service, or SaaS, model. Although this shift has long-term benefits in the form of a more stable future revenue stream for us, the tendency of customers to shift to the SaaS model in order to lower up-front investment has impacted the Company’s short term growth rate. SaaS has moderated buyers’ tolerance for risk versus price, thereby encouraging a smaller initial deployment size than we have seen in the past.

Further, as customers become more acquainted with cloud-based SaaS, there is a greater expectation for low initial financial investment. In order to remain competitive and satisfy low initial customer outlay, we must propose a low-cost implementation which could further impact our consulting revenues.

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

Historically, all of our operating revenue has come from sales of, and services related to, our end-to-end optimization suite of products, or our Service Optimization Suite, which includes ClickSchedule, ClickAnalyze, ClickDashboard, ClickPlan, ClickMobile, ClickRoster, ClickForecast, ClickLocate and ClickContact. Our packaging includes three distinct entry points for a customer organization that has medium-to-large size or requirement complexity: a Field Service Suite, a Mobility Suite and a Roster Suite. We also offer our Service Optimization Suite and Mobility Suite under ClickSoftware Cloud Services, our cloud-based model. For customers with smaller sizes and requirement complexity, we offer our ClickWorkforce and Expert solutions under a cloud-based model. We continually aim to improve and enhance our products and services to meet market requirements. Our growth depends on the market acceptance of these products and services, and in particular the pace at which the market adopts our cloud-based offerings. If our products and services do not achieve continued customer acceptance, our business, financial condition and results of operations would be materially and adversely affected.

20-F ClickSoftware Technologies Ltd.	Page 6

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

The factors that may cause significant fluctuations in our quarterly operating results include, but are not limited to, the following:

•	the volume, timing and recognition of customer orders;
•	internal budget constraints and approval processes of our customers;
•	the length and unpredictability of our sales cycle;
•	the recognition of a portion of our revenues on a contract accounting basis;
•	the recent pattern of smaller initial deal size coinciding with a shift from traditional on-premise deployment of our products to the cloud-based SaaS model;
•	the indirect nature of some of our sales efforts through our channel and strategic partners;
•	the mix of revenue generated by product licenses and professional services;
•	new product introductions or enhancements by us or our competitors;
•	price and product competition;
•	changes to our pricing strategies and those of our competitors;
•	inclusion of revenues following existing and future acquisitions of third parties;
•	timing and amount of sales and marketing expenses;
•	changes in the composition and success of our business and partner relationships;
•	technical difficulties affecting the operation of our software;
•	foreign currency exchange rate fluctuations;
•	general economic conditions, including a prolonged economic recession;
•	difficulties in collecting accounts receivable; and
•	mergers and acquisitions among our customers, potential customers or prospects.

Because of the numerous factors that may cause significant fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

20-F ClickSoftware Technologies Ltd.	Page 7

We may not be able to achieve and maintain the same level of profitability as we achieved in the past.

We recorded a profit for each of the fiscal years 2006 through 2012, and incurred a net loss in 2013 and 2014. We may not generate sufficient revenues to achieve profitability in the future. To achieve profitability, we must increase our revenues while controlling our expenses. Although we implemented cost control measures in 2015, some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term, must be incurred in advance of when revenue is generated and cannot be quickly reduced if we experience revenue declines. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger adverse impact on our results. As a result, we must generate and maintain growing revenues to achieve and maintain profitability, which we may not accomplish. In addition, the shift from deployment of our products from the traditional on-premise model to a cloud-based SaaS model may further reduce our profitability over the short term.

Our sales cycle is variable, often long, dependent on factors outside our control and involves investment of significant resources on our part, but may never result in actual sales.

The length of our sales cycle – the period between initial contact with a potential customer and the signing of a license and related agreements - has historically been lengthy and variable, typically lasting from three to nine months for our enterprise solutions. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. Sales of licenses are subject to a number of risks outside our control, including budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. Potential customers consider many factors in evaluating our products, and the length of time a customer devotes to evaluation, contract negotiation and budgeting processes varies significantly from company to company. In certain circumstances, we may invest significant resources in a sales process that does not result in actual sales.

Our implementation cycle depends on factors outside our control.

Depending on the nature and specific needs of a customer, the implementation of our enterprise products typically takes four to ten months. During the implementation cycle, there are a number of factors beyond our control that may affect the implementation timeline, including a customer's budgetary constraints and internal acceptance reviews, the success and continued internal support of a customer's own development efforts, the nature, size and specific needs of a customer, the possibility that a customer cancels an order and the level and quality of service provided by third-party implementation and professional services partners. Long implementation cycles may delay the recognition of revenue as some of our customers engage us to perform system implementation services, which can defer revenue recognition for the related software license revenue. In addition, when we experience long implementation cycles, we may incur costs at a higher level than anticipated, which may reduce the anticipated profitability of a given implementation. We continue in our efforts to simplify the implementation process. However, because our implementation cycle depends on factors outside of our control, we may experience delays or other complications with our implementation timeline that may materially and adversely affect our business, financial condition and results of operations.

Any future mergers with or acquisitions of companies, products or technologies and the resultant integration process may distract our management and disrupt our business.

One of our business strategies is to consider strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Mergers with or acquisitions of companies, products or technologies, such as our acquisition of Xora, Inc., or Xora, in 2014, involve a number of risks, including:

•	the diversion of management time and resources;
•	the difficulty of assimilating the operations and personnel of the merged or acquired companies;
•	the possibility the business cultures will not be compatible;
•	the difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to integration of the acquired companies;
•	difficulties in implementing and maintaining uniform standards, controls and policies;
•	the impairment of relationships with employees and customers as a result of any integration of new personnel;
•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;
•	potential unknown liabilities associated with acquired businesses;
•	expending significant cash;

20-F ClickSoftware Technologies Ltd.	Page 8

•	incurring substantial debt;
•	dilution of current shareholders' percentage ownership (if equity securities are issued as consideration);
•	assumption of contingent liabilities; and
•	impairment of goodwill and other assets acquired.

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

While other offerings gained momentum (both in absolute terms and relative to overall revenue) ClickSchedule still accounted for the majority of our license revenues in each of years ended December 31 2014, 2013 and 2012 and we expect that this will be the case in the foreseeable future. Accordingly, any decline in the demand for ClickSchedule will have a material adverse effect on our license revenues. A decline in the demand for ClickSchedule may also reduce revenues derived from our other products.

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

We are exposed to movements in foreign currency exchange rates since we realize our revenues and expenses in several currencies and we translate foreign currencies into U.S. dollars for reporting purposes. Our primary exposures have related to operating expenses and sales, principally in Europe and Israel, which were not U.S. dollar-denominated. In 2014, the rate of growth of our revenues was lower due to exchange rate fluctuations and strength in the U.S. dollar compared to other currencies which also decreased the cost of our European, Asia-Pacific and Israel based operations. We continue to expand our global operations, and revenue recognized in currencies other than U.S. dollars may increase. In 2014, 64% of our expenses and 42% of our revenues were incurred in non-U.S. dollar currencies. We incur a portion of our expenses, principally with respect to salaries and related personnel expenses in Israel, in NIS. In 2014, 38% of our expenses were incurred in NIS. Currency fluctuations in the major currencies in which we operate could materially and adversely affect our business, financial condition and results of operations. In addition, we have balance sheet exposure related to foreign net assets. Although we engage in non-speculative hedging transactions from time to time to minimize the impact of changes in foreign currency exchange rates on earnings, we may not be able to fully mitigate these risks.

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash, as well as marketable securities. We adhere to an investment policy which requires investment in high-quality investment-grade securities provided, however, that up to $10 million of our total cash and investments may be invested in equity of companies that have a policy to regularly distribute dividends or in Exchange Traded Funds, or ETFs, of a similar nature. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements as of December 31, 2014. However, nearly all of our cash and marketable securities are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or similar governmental deposit insurance outside the United States. Therefore, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the recent volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and impair our ability to attract additional key personnel.

Our future success depends on the continued service of our executive officers, including Moshe BenBassat, Joel Jeselsohn, Zvi Piritz and Stephen Timms, and other key sales and marketing, product development and professional services personnel. Competition for these employees can be intense, including in a number of our key markets and locations, such as Israel, India, the United States, the United Kingdom and Australia. More generally, we may be unable to attract and retain a sufficient number of highly qualified professional services personnel to meet our business needs.

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

20-F ClickSoftware Technologies Ltd.	Page 10

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

During 2014, our five largest customers together accounted for approximately 25% of our revenues. If for any reason, our relationship with a key customer is terminated, or if any of our key customers reduces purchases of our products, then our business, financial condition and results of operations could be materially and adversely affected. The impact of the termination or reduction in demand of a key customer would be intensified if we were unable to increase sales to other customers to offset this termination or reduction in demand. We expect that a significant portion of our future revenues will continue to be derived from a small number of customers.

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

20-F ClickSoftware Technologies Ltd.	Page 11

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

Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues. We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Our products from the acquisition of Xora may be particularly susceptible to infringement claims due to the reliance on location based technology. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could require us to make changes in our business.

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

20-F ClickSoftware Technologies Ltd.	Page 12

•	foreign currency exchange rate fluctuations;
•	longer sales cycles;
•	multiple, conflicting and changing governmental laws and regulations;
•	difficulties in staffing and managing foreign operations;
•	licenses, tariffs and other trade barriers;
•	loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;
•	difficulties in communication and monitoring compliance with our internal corporate controls and policy;
•	difficulties in complying with a variety of foreign laws and legal standards;
•	potentially adverse tax consequences;
•	differing labor standards;
•	expenses associated with customizing products for foreign countries;
•	protectionist laws and business practices that favor local competition;
•	difficulties in collecting accounts receivable; and
•	political and economic instability.

Also, as we continue to expand into new geographic territories such as Latin America and other territories, adequate controls must be applied to our operations in these new territories in order to ensure compliance with all applicable laws and regulations.

One or more of these risks could harm our future international sales. Our business, financial condition and results of operations could be materially and adversely affected if we fail to manage the risk of doing business internationally.

The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The net amount of goodwill and identifiable intangible assets on our consolidated balance sheet increased significantly following the purchase of Xora to approximately $11.9 million and may increase further following future acquisitions. Prior to the acquisition of Xora, in 2013, we recorded identifiable intangible assets impairment charges of $0.2 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

20-F ClickSoftware Technologies Ltd.	Page 13

Our Chief Executive Officer owns a significant percentage of our Ordinary Shares and therefore could significantly influence the outcome of actions.

As of March 25, 2015, our Chief Executive Officer, Dr. Moshe BenBassat, beneficially owned approximately 6.9% of our outstanding Ordinary Shares in the form of Ordinary Shares and options for the purchase our Ordinary Shares. Dr. BenBassat's wife, Idit BenBassat, owns approximately 5.4% of our outstanding Ordinary Shares (of which Dr. BenBassat disclaims beneficial ownership and voting control). Due to the wide dispersion of our share capital, Dr. BenBassat may be able to influence certain matters requiring approval by our shareholders, including the election of directors, or a change of control of our Company. The influence of our Chief Executive Officer could adversely affect our stock price.

Dr. BenBassat and his wife, Idit BenBassat, have pledged a portion of the Ordinary Shares owned by them as collateral for lines of credit secured by them. The forced sale of these shares, for example in the event of a default under the lines of credit, may cause our share price to decline and negatively impact our business.

Dr. BenBassat and his wife, Idit BenBassat, have pledged a portion of the Ordinary Shares owned by them as collateral for lines of credit secured by them. We are not a party to these lines of credit. However, if Dr. BenBassat or Ms. BenBassat were to default under their loan agreements, the financial institutions may sell the pledged Ordinary Shares. The forced sale of a significant number of our outstanding Ordinary Shares may adversely affect our stock price and negatively impact our business.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company", or PFIC, for United States federal income tax purposes. As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

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

20-F ClickSoftware Technologies Ltd.	Page 14

Risks Relating to Our Location in Israel

We are incorporated in Israel and have important facilities and resources located in Israel, which could be negatively affected due to military or political tensions.

We are incorporated under the laws of the State of Israel and our research and development facilities, as well as significant executive offices, are located in Israel. Although substantially all of our sales are to customers located outside of Israel, we are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. In July 2014, November 2012 and January 2009, Israel was engaged in armed conflicts with a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Historically, Arab states have boycotted any direct trade with Israel and, to varying degrees, have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Since 2011, political uprisings and civil resistance demonstrations in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability, or the ‘Arab Spring’ in general, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

To date, these matters have not had a material and adverse effect on our business, financial condition or results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

We have taken measures to put in place a business continuity plan addressing foreseen scenarios. However these scenarios do not include the whole range of possibilities and combinations of circumstances.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

For the year ended December 31, 2014, we incurred a pre-tax loss and recorded a tax benefit due to increase in deferred tax benefits. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Going forward we expect our effective tax rates to increase compared to effective tax rates in 2014 due to the utilization of tax losses carry forwards mostly in Israel as well as our move to a less favorable tax bracket in Israel.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some programs may be discontinued;
•	we may be unable to meet the requirements for continuing to qualify for some programs;
•	these programs and tax benefits may be unavailable at their current levels;
•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

20-F ClickSoftware Technologies Ltd.	Page 15

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Until 2010, we received grants from the Office of the Chief Scientist in the Ministry of Economy, or OCS, that helped us finance a portion of our research and development expenditures in Israel. In 2010, 2% of our research and development expenses were financed with royalty-exempt grants from the OCS. Since 2010, we have not requested any further grants from the OCS. Although we do not rely on financing provided by the OCS and we have fully repaid our royalty commitments to the OCS, we must continue to follow the conditions under the Encouragement of Industrial Research and Development, 1984, or R&D Law. For example, if we fail to comply with the representations and covenants we made to the OCS concerning our research and development activities in Israel, we may be required to pay back grant amounts we have received, adjusted for interest, inflation and penalties.

In addition, we are subject to other restrictions with respect to products developed with grants from the OCS. Any know-how developed under the support of the OCS may not be transferred to third parties without prior approval of the OCS, and approval is contingent on the recipient agreeing to abide by the provisions of the R&D Law, and related regulations. Also, our ability to transfer know how outside Israel without the approval of the OCS is restricted under Israeli law, and we may be required to pay increased royalties to the OCS in the case of an intellectual property transfer outside Israel.

Your rights and responsibilities as a shareholder will be governed by Israeli Law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under the laws of the State of Israel. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders' general meeting's approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company's articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. Currently there is not a clear definition of the duty of fairness under Israeli law. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. The Israeli Companies Law, or the Companies Law, does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the Companies Law is relatively new and there is little case law available on the duty of a non-controlling shareholder to act in good faith.

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are incorporated and maintain significant operations in Israel. Some of our executive officers and directors and the Israeli accountants named in this annual report reside outside the United States and a significant portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to affect service of process on us or any of those persons or to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws, against us or any of those persons, in an Israeli court. Subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts, but it may be difficult for an investor or any other person or entity to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

20-F ClickSoftware Technologies Ltd.	Page 16

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of most of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. In addition, any merger or acquisition of us will require the prior consent of the OCS if intellectual property is removed from Israel, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment, or the Investment Center. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our articles of association provide for a staggered board of directors. Any of these provisions may make it more difficult to acquire us. Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements. We follow Israeli law and practice instead of Nasdaq rules, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. We follow Israeli law and practice instead of the Nasdaq Stock Market Rules regarding the composition of the board of directors, director nomination process, the compensation of executive officers, the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements and quorum at shareholders’ meetings. As a foreign private issuer listed on the Nasdaq Global Select Market, we may also follow home country practice regarding, for example, the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection to our shareholders than what is accorded to investors under the applicable rules of the Nasdaq Global Select Market applicable to domestic U.S. issuers.

20-F ClickSoftware Technologies Ltd.	Page 17

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

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

Our capital expenditures for 2014, 2013, and 2012 amounted to $2.5 million, $3.5 million, and $2.5 million, respectively. These expenditures were primarily for hardware and software and leasehold improvements. Our current capital expenditures are primarily for leasehold improvements and hardware and software, and we expect to finance these expenditures primarily from cash on hand.

4.B.	Business overview

Who We Are

We are a leading provider of software products and solutions fully focused on optimizing service operations. We enable service companies to be at their best at the moment that matters most — the service delivery moment. We provide field organizations of all sizes and in all industry verticals the ability to organize themselves, work productively, and solve complex challenges through intelligent decision-making. Furthermore, beyond optimizing the operations of individual service providers, our products enable “win-win-win” harmony within a network of service providers collaborating in a variety of outsourcing and contracting arrangements to deliver top quality customer service networks.

We derive revenues from the licensing of our software products: (a) when delivered as cloud-based SaaS, or Software as a Service, via recurring subscription fees, or (b) when installed “on-premise” via a one-time fee for perpetual licenses, in which case we also sell recurring annual support and maintenance contracts. We also derive revenues from consulting services associated with the deployment of our products.

Our products are aimed at the service sector, where the primary resources are people (e.g., service technicians), many of whom engage with customer-facing activities (unlike the manufacturing sector, where the primary resources are machines and raw materials). Another key differentiator from the manufacturing sector is that a customer receiving service is typically part of the service process (having to stay home for the service), while in the manufacturing sector the customer is not required to be present during the actual production process. Thus, time synchronization, predictability and utilization is critical for both the service resource and the customer (with the service provider seeking to avoid the well-known scenario of a customer waiting at home for the service resource to arrive), while also maximizing the utilization of its workforce. Service quality is strategically paramount for business success.

20-F ClickSoftware Technologies Ltd.	Page 18

The Importance of ClickSoftware to the Customer Delivery Process – “Master the Moment”

The major strategic importance of customer care is now widely recognized. The future of the world’s biggest companies and brands often depends on the –moment when customers need help. In today’s social media focused environment, poor customer experience can get amplified, and a small mishap may become a giant blunder that can ruin a brand. The opposite may also be true. By mastering every moment with customers, the brand of a service may “go viral” for praise.

On the other hand, even companies who place customer satisfaction as their top priority can only invest so many resources in service before risking their own financial viability. Therefore the productivity level of the field force is of critical importance in order to reach the “Service Envelope™”. The Service Envelope is the maximum attainable service output an organization can generate for a given level of resource input it invests, while using the best practices, tools and technologies available at any given time. By incorporating industry best practices and intelligent automation algorithms into our software products, we enable our customers to reach their Service Envelope; optimally balancing the constant tension between the need to take service to higher levels and the need to control operations costs.

Market Need

The service world is immensely intense. There is a constant stream of incoming customer calls which need to be addressed. Those customers already scheduled may inquire about a technician who is late, or request a more specific time within the promised time window. Other customers may request an appointment as early as possible, or “for today” in an urgent situation, such as a heating outage in mid-winter. In parallel, resources report their status — some finished earlier than planned, some are late, and for others the customers are not at home. Back in the office — some people deal with today’s challenges, others are addressing next week’s needs (e.g., better spread of the appointments), while others are dealing with vacation requests and training needs for the next quarter, and still others are preparing for an upcoming budget review where they need to present their hiring requests. They must all be orchestrated harmoniously to deliver customer service day in and day out.

The service world is also immensely complex. Some tasks require one person and an hour; others require a multi-person team and multiple days, and are composed of a large number of sub-tasks that need to be executed in a certain order. Some tasks are extremely urgent while others may be performed at any time during the next few weeks (as in periodic and preventive maintenance). Some tasks require collaboration and integration of processes across different business lines (e.g. procurement, provisioning, service) and even across different companies (e.g., subcontracting). Missing any of these small details can degrade the whole service operation via increasing errors and overall loss of productivity and customer satisfaction. Our solutions are designed to master this complexity to automatically create clear work plans for each participant in the service delivery, so that all the plans work together; and in instantly adapting the plans when something unforeseen happens. We have decades of experience developing and refining our solutions and via listening to our customer base, which is the largest in our industry.

Many factors play a role in each individual decision about a customer or a resource, and there are many individual customers and individual resources to consider. Combined together, these decisions create a gigantic puzzle of moments in time and space involving Who does What, for Whom, With what, Where and When (known as “W6”). With ClickSoftware’s products a new order emerges as these moments are organized into a cohesive picture. We first conceived of the W6 paradigm in the mid-1980s and have constantly developed and refined it ever since.

Our Solutions for the Market Need

Our products provide our clients’ full service team- from field resources and dispatchers, to schedulers, planners and forecasters - the support they need before, during, and after the service moment so that they can deliver optimal customer interactions, and become the best brand ambassadors a company can have. Our clients’ teams are always connected via mobility technologies with the client and among themselves, and are in touch with the clients’ customers, who are the center of it all. Via Artificial Intelligence, or AI, and optimization algorithms, our clients can automate many decision-making processes, e.g. appointment booking, scheduling, forecasting and capacity planning, and allow our software to automatically manage processes in accordance with our clients’ service policies in a consistent and optimized manner. We apply higher intelligence so that people can operate with higher efficiencies, supported by intelligent decision-making, and always remain in command. The on-going dynamic process of demand forecasting and capacity planning leads to time-adaptive resource levels by territories and skills, enabling our clients to arrive at the day of service with just about the right amount of capacity to achieve its customer service goals and yet minimize waste. We believe this makes the day of service as uneventful as a day of service can possibly be. Our differentiator is the intelligent automation in our offerings – the rules and other structures that represent knowledge of the domain, plus inference and optimization algorithms to make decisions that are not only valid but also cost-effective.

20-F ClickSoftware Technologies Ltd.	Page 19

Enterprise Software Industry and Its Categories

Over the years the enterprise software industry produced several categories and sub-categories within fairly well-defined boundaries, e.g. Human Capital Management, or HCM, Customer Relationship Management, or CRM, Supply Chain Optimization and Service Chain Optimization. As the industry developed the boundaries between categories blurred, and overlaps were introduced. The CRM category typically focuses on the main aspects of the “relationship” with the customer, and its functionality covers the processes from the point a customer calls for service to the point the customer asks: “so when are you going to send someone to fix my problem?” At this point, most CRM software solutions reach their boundaries. From this point on, the category of service chain optimization- a category we pioneered in the 1990s - takes over, covering all workflows and business roles in a field service organization.

Service Chain Optimization: Brief Overview

A service operation is ultimately measured by its performance on the day of service — the individual moments of engagement with customers and the aggregated business metrics associated with it, such as rate of compliance with service commitments, travel miles, and total number of jobs successfully delivered per day with their associated cost. All activities prior to, during, and after the day of service are actually aimed at optimizing performance at the moments of customer engagement. Many decisions which are made months, weeks or days in advance eventually impact the workload and available capacity on the day of service, and hence on the organization’s ability to deliver at the critical moments of meeting the customer and delivering the customer’s need. These decisions include capacity and demand management around the day of service, shift scheduling, vacation and training decisions, timing of hiring internal employees or engaging with contractors, work-load spread, and overall forecasting and capacity planning.

These needs are what drove the Service Chain Optimization paradigm which was invented by us in the 1990s (patent awarded). The paradigm refers to the integrated process of continuous planning, scheduling and execution across the full time horizon — before, during and after the day of service. Different people are involved in these processes and are tasked with optimal management of customer demand and service resources as a function of the decision options available at different points of time. For example, the hiring option is not practical two weeks before the day of service, so if an organization is short of resources, the only options available to it are outsourcing, overtime, or cancelling vacations — each with its own impact on the bottom line. Service chain optimization is similar to supply chain optimization for the manufacturing sector.

ClickSoftware’s Mobile Service Chain Optimization Products

Our products comprehensively support the full service chain management needs, enabling our clients to be at their best when it matters most — the customer engagement moments. Our products are designed to optimize decisions and execution — in both the short term and the long term; supporting our clients in their decisions and execution.

Recognizing that on-going connectivity and collaboration are critical for optimizing decisions and their execution, we offer mobile “apps” for all business roles. Data sharing and logic sharing between apps at all levels, as well as intelligent personal assistants (ClickButlers), produce integrated solutions with streamlined workflows, leading to harmony and efficiencies.

20-F ClickSoftware Technologies Ltd.	Page 20

Business Networks of Service Providers

Recognizing that today’s world of service involves extensive business networks of service providers collaborating on a variety of outsourcing and contracting arrangements, we created a software solution to connect all entities within such networks to enable a win-win harmony. Consider, for instance, a large national company that sells home appliances all over the country, and provides delivery and installation of its appliances via a network of small family owned businesses or mid-size service providers. Managing the dispatch process and monitoring the delivery process to the end customer is quite challenging, even with an internal workforce. Accomplishing this with a field force that relies heavily on autonomous third parties is even more difficult. With our Service Marketplace solution we enable networks of service providers to operate in full synchronization, providing the prime service provider with real time control and visibility into the status of customer commitments, yet respecting the autonomy of each individual contractor entity. Contractors receive daily work orders on their mobile devices and the prime service provider can see on a map where they have been, where they now are, where they are heading, and when they are estimated to arrive at customer sites. The contractor’s field force reports job status in real time, collects customer signatures, fills out timesheets, or takes photos. Upon reporting job completion on the mobile device, an electronic process occurs, immensely streamlining the invoicing process and eventually leading to faster payment to the contractor. Using our solution, a third-party contractor can manage all jobs in one place from all sources - not just from one prime service provider. Our Service Marketplace solution allows our customers to realize higher efficiencies, which leads to greater availability and the ability to support a higher volume of work. The entire network is optimally managed - maximizing compliance with customer commitments, maximizing productivity, and minimizing cost.

Mature and Field Proven

Since their inception in the mid-1990s, our service chain optimization products have been deployed at numerous companies worldwide in a diversity of industries, including: utilities, telecommunication, office equipment, capital equipment, security systems, home health care, insurance and finance, retail, and more. These products are now mature offerings with proven record of quantifiable return on investment, or ROI.

We are not developers selling software products to service companies, but rather a service company in the software business. Our staff consists of experts with more than 20 years of service management and optimization experience. We have embedded industry best practices and our own domain expertise into software products, and made it available to service businesses of all sizes through state of the art technologies.

We Focus on What We Do Best

We focus on what we do best: the functionality layer of software for mobile workforce management and service optimization. This focus is our core competency. For example, we avoid developing general purpose tools for mobile device management, or mobile security. Instead, we integrate third party technologies into our products. Similarly, we use the Big Data engine from companies who excel in this technology, rather than developing it ourselves.

Our products are packaged in a highly modularized manner, which enables clients to start at any level they wish and progress at their own pace.

Versatility

Our innovative products are developed by top programmers with depth and breadth in a diversity of fields including: mobile connectivity, AI, mathematical optimization, predictive analytics and more. We continually follow the emergence of new technologies and attempt to leverage them to further push up the service envelope for our clients. For example, we have released functionality on “wearable computing” for field service and shift scheduling. Our analytics products - together with their learning and predictive algorithms - seek to leverage the Big Data engine in order to take their performance and scale to new heights. Similarly, several Internet of Things and Machine to Machine projects are now underway in our laboratories.

Tailor-Made Best Practices Adapted to Unique Needs and Structure

We believe that a best practice for one enterprise client is not necessarily the best fit for another, and that best practices should be adaptable to the unique structure and needs of any given organization. Accordingly, we offer business consulting services to help our clients craft the set of best practices that fit an individual client, and configure them in software products to run its service operations.

Driving Excellence in Service Delivery

We believe that to drive excellence in service delivery our clients need to master every moment in the services delivery process. To master every moment, our clients need to use best practices and the best available technology tools so as to optimize workforce productivity. By doing so, our clients reach their service envelope and beyond, leading our clients to overall business success and increased market share, revenue growth and profitability.

20-F ClickSoftware Technologies Ltd.	Page 21

Our Growth Engines

We are focused on three major growth engines: cloud services, mobility and increasing our addressable market.

(1) Cloud Services

We continue to upgrade our infrastructure to support our cloud-based offerings. We have a separate division fully dedicated to selling cloud-based solutions of all our products, including our cloud-based ClickWorkforce and ShiftExpert offerings for the SMB market and its built-in mobility component. With these offerings, we now have one of the best solutions for the field service mid-market where cloud-based solutions are popular. We capitalized on our momentum in this space in 2014 and intend to continue this momentum in the coming years. Additionally, we created our Smart product line (StreetSmart and additional apps) based on the acquisition of Xora, and this has become our cloud solution for smaller service businesses.

(2) Mobility

We believe that market penetration via mobility is a key to our growth. Customers now tend to first address workforce management improvement through mobility solutions, as opposed to optimization solutions. This trend is expected to significantly expand our addressable market. We have leveraged our leadership position in deploying large scale enterprise mobility solutions at some of the most demanding organizations in the world as well as rolling out our ClickAppStore for business mobility solutions. We are already working to broaden awareness of our patent-pending ClickButler technology, a context-aware intelligent inference engine that increases productivity of mobile workers. Once a customer uses ClickSoftware’s mobility products, it dramatically increases the potential that we can upsell our schedule optimization and decision-making products. In addition, mobility solutions will assist us in selling our cloud-based offerings by enabling us to generate new business via small “apps” that are hosted in the cloud. We have also released functionality on “wearable computing” for workforce personnel to further accelerate our penetration in this space.

(3) Increasing our Addressable Market

We currently address a deeper and broader market share of the service sector than we have in the past, including individual service providers of all sizes as well as service networks. We include — companies of all sizes (from 5 to 50,000 resources), in all verticals, in the cloud or on-premise, for office users or mobile users. Beyond the optimization of individual service providers, our products enable “win-win-win” harmony within a network of service providers collaborating on a variety of outsourcing and contracting arrangements to deliver top quality customer service. Our ability to help our clients create service networks adds an element of “stickiness” to our offerings. Large service providers typically utilize smaller service providers to deliver part or all of their customer service commitments through a variety of outsourcing and subcontracting arrangements. This structure requires software to manage workflows in a manner that balances the interests of each of the companies. For example, large service providers require visibility into the status of a job which is delivered by a contractor. Contractors would like to preserve their level of autonomy as they typically provide services to competing larger service providers. For example, if jobs are dispatched via email or other messaging techniques, the end result is unstructured text that provides minimal means for visibility and follow up. We provide applications to manage the dispatch process in a structured manner that enables monitoring as to the status of a job at any point in time including, for example, visibility on a geographic map as well as estimates for the expected time of arrival.

Our Vision and Mission

Our vision is to lead the revolution in customer experience, workforce productivity and overall operational excellence.

20-F ClickSoftware Technologies Ltd.	Page 22

Our mission is to enable clients to be at their best at the moment that matters most: the service delivery moment.

In today’s highly competitive environment, we enable service organizations to execute on their service commitments at the right time and place effectively (doing the right things) and efficiently (doing the things right). We achieve that goal by leveraging optimization and mobility technologies, as well as best practices, for real time on-going management of customers' commitments and the organization’s resources. By so doing we improve the experience of our customers’ customers, maximize productivity and service revenues and minimize the cost of service delivery. The end result is higher customer acquisition and retention as well as improved financial performance.

Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to manage their service operations more efficiently in a scalable, integrated manner. Our products for daily management are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed, including generating the appointment time for a customer, assigning the job to the appropriate technician, designing the optimal route for the technician to minimize travel, and monitoring progress. Mobility solutions on smartphones, tablets, laptops and wearables are also part of our offering aimed at on-going real time optimization of customer response and at increasing the productivity of technicians, supervisors, managers and executives. Our solutions have become the backbone of service operations management in many large scale leading organizations worldwide by addressing the fundamental question of job fulfillment: W6.

Our enterprise mobility initiative continues to serve as a major growth engine for our Company and generates value for our customers in several ways. First, at the group level of matching jobs and resources, it addresses the dynamic decision-making required during the day of service. Second, once a given resource receives its sequence of jobs for the day, our mobile software enhances his/her productivity. With the proliferation of new tablets and smartphones for consumer usage, businesses are looking for ways to leverage these new devices and technologies in their businesses. We view the mobile device as the field office of the technician, and accordingly offer functionality to facilitate his/her daily activities and to promote paperless operations. The market for enterprise mobility is expanding with the explosive growth in consumer-related mobile applications, or apps. With years of experience in developing and deploying business mobility solutions, we believe that we have the right platform at the right time to take full advantage of these opportunities. In 2014, our Mobility solutions and ClickAppStore won four categories in the 12th annual Mobile Star Awards™ program. We also received Frost & Sullivan’s Innovation Award for developing a context-aware, AI-based software assistant for mobile field workers. In 2013, we received, together with our customer Portugal Telecom, the Global Telecoms Business Innovation Award for innovating through automated scheduling and mobility.

The enterprise mobility initiative is based on our ClickAppStore which includes numerous ready-to-use mobile business apps, as well as an integrated development environment in which IT professionals can assemble business apps into end-user solutions using primarily no-coding ‘drag and drop’ visual wizards. As more companies move to build their own application stores for smartphones and tablets, we believe that we have one of the best platforms for enabling IT professionals to develop their own application store with minimal time to market per app, and with considerably lower technical skills requirements.

In 2014, we achieved recognition for our enterprise mobility from analysts and partners. For example, Gartner, a leading information technology research and advisory company, included us in its Magic Quadrant for Mobile Application Development Platforms, or MADP. Gartner assessed 20 vendors based on their ability to execute and completeness of vision (source: Gartner Magic Quadrant for Mobile Application Development Platforms, by Ray Valdes, Van L. Baker, Richard Marshall, Jason Wong, published September 2, 2014).1

1 The Gartner Reports described herein, or the Gartner Reports, represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

20-F ClickSoftware Technologies Ltd.	Page 23

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

Internal and External Interoperability

Our products operate on the same software architecture with extensive interoperability within our own products, as well as with external products. In 2009, we released Version 8 of our products which is based on Service Oriented Architecture (SOA), an architecture which, we believe, is the standard in the software industry. This architecture enables interoperability via web services and greatly facilitates integration with the outside world. The ease with which our products can be integrated with leading CRM, Enterprise Resource Planning, or ERP, and EAM solutions, often with standard interface adaptors, enables our customers to efficiently deploy our solutions. We continue to develop our products and currently offer Version 8.3 to our customers. We expect to release Version 9 during 2015 which we believe will have the most advanced Cloud-Mobile-Web architecture in the market enabling integration using an industry standard REST API.

In our ClickPlatform we have also adopted an extensive approach towards interoperability. Our Mobility Platform is infrastructure-agnostic and can integrate with various state-of-the-art vendors such as Microsoft (RDA), SAP (Sybase/SUP), IBM (Worklight) and pure HTML5/WebService. We further provide an innovative set of visual configuration tools and a flexible object model for building mobile business applications and storing them in our shared ClickAppStore. Our ClickStudio, using drag-&-drop functions, allows the creation of modules and workflows components based on ClickApps, with the ability to connect them together into one or more business applications.

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

We offer value to customers at several levels which can be generally categorized into two main categories. The first category is group productivity (W6). The second category is personal productivity – maximizing the resource’s individual productivity and job quality.

20-F ClickSoftware Technologies Ltd.	Page 24

Before optimization and mobility solutions are introduced to a service organization, W6 decisions are made manually by schedulers/dispatchers, and communication with the field during the day is non-existent or limited to voice communication. Our products are designed to markedly improve the customer experience in today's intense and demanding service world. Our goal is to eliminate the so called "service guy syndrome" – a situation we are all too familiar with of waiting at home endlessly for the service technician to arrive. In addition to improving customer service, which by itself has substantial impact on business success and market share, our products enable our clients to improve productivity by reducing travel time, reducing overtime, increasing on-site efficiency and minimizing overall time waste. The value delivered by our products is quantifiable and can be measured by business metrics that directly impact the financial results of our clients. These metrics include, for instance, impact on revenues derived from improvements in productivity as measured by an increase in the number of jobs delivered, or impact on operating profit. With our products, our clients can scale up their revenues and profits faster than the scale up needed in their cost of operation in order to achieve their business growth.

ClickAppStore and Enterprise Mobility

With the proliferation of smartphones and tablets for consumer use, business people are naturally looking for ways to use them for business needs. According to Forrester Research, the number of global smartphone subscribers is expected to reach 3.5 billion by 2019, crossing the 50% mark for smartphone penetration by population in 2017 and reaching 59% by 2019, up from 28% in 2013 (source: Forrester Research World Mobile And Smartphone Adoption Forecast, 2014 To 2019 (Global), Analyst: Satish Meena, Updated: December 29, 2014).

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

Types of mobile users and advantages: Two main types of mobile business users can be distinguished: an office worker who is occasionally in the field, and a mobile worker who spends most of his/her working time in the field. Examples of the mobile worker are: utility and telecommunication engineers - for both consumer work as well as infrastructure work, oil and gas employees, technicians for office, high tech or medical equipment, insurance claim adjustors, home healthcare providers, field door to door sales agents, pharmaceutical agents, and the like. While the advantages of mobile devices for the occasional user are moderate, they offer tremendous benefits for the field mobile worker in terms of productivity gains and customer satisfaction. The mobile field user's attention (e.g., the cable technician or insurance agent) is focused on the mobile device for only short time slots as most of their time is devoted to interacting with people, servicing equipment, driving, or other tasks involved in getting the job done. Thus it is critical to have streamlined user interfaces that require minimal typing and easily handle all back-office communication. Without these prerequisites, users will resort back to paperwork and voice communication despite all their limitations, e.g., time consumption and errors.

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

20-F ClickSoftware Technologies Ltd.	Page 25

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

We have embedded the ClickButler technology serving as the user’s ultimate personal assistant in just about every ClickApp where it may be useful. Contemporary mobile solutions require too much swiping and typing which consume precious time and reduce user-acceptance and usage. ClickButler technology leads to significant efficiencies and improvement in compliance with company policies derived from prompts and reminders, minimal typing, health and safety aids, and more. The ClickButler concept is designed to improve the built-in “intelligence” of our mobile and non-mobile apps by anticipating what the user needs and acting on it proactively, and within the right context. Our notion of a “Context Board” and its related actions expands the definition of “state,” “context” and “action” to just about any parameter in the ‘Business Universe’ under consideration - such as customer contract, technician skill, spare-part availability or job urgency. Unlike the consumer world where location-awareness, time-awareness, and weather-awareness cover the vast majority of the behaviors seen today, ClickButlers’ generalized engine for context-aware computing, systematizes the creation of butler behavior, including tools to configure them at a group and individual level. (Certain butler behaviors are derived from company practices and policies and thus are common to all users, e.g. service technicians). Note that unlike the reactive interaction of “virtual assistance” which pervades today’s consumer technology (the AI is activated only when the user explicitly asks it a question), ClickButler takes a proactive approach, popping up with suggestions – or automatically performing actions – when the situation requires it.

Suites, Products and Services

Our solutions are designed to deliver improvements in:

•	workforce productivity;
•	responsiveness to customers;
•	customer service experience;
•	profitability of the service operation;
•	adhering to union and business regulations; and
•	reduction in missed customer commitments.

Once we sell our products, we are frequently contracted to provide consulting services to help with their deployment. To ensure success and minimize cost to our customers, each of our services engagements follows a structured implementation methodology which has proven successful in hundreds of customer implementations. This methodology includes the following phases: planning, requirements gathering, design, delivery, training, testing, go-live and transition to worldwide support organization. Each phase requires the cooperation of and contributions from the customer in order to ensure a successful delivery. Unlike more traditional methodologies, when we start working with a new client, we do not start with a blank slate, ask the users what they want, write down the answers, and return months later with an implemented version, only to learn that certain points were missing or misunderstood. To deliver what the users really need, we have developed a set of "starter kits" and automatic adaptation processes that together deliver ready-to-go "close-enough" solutions. We work with the users on real-life scenarios on a working solution, and the users only need to point out what they like and what they want to change, leading to a much faster and more reliable process of delivering a usable solution. We call this methodology "WISIK", or "When I See (it) I’ll Know (it)". Users are much better at adapting on a working system than they are at designing a system from scratch.

20-F ClickSoftware Technologies Ltd.	Page 26

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

Mobility Suite covers the needs of the mobile individual and back-office staff for field data communication, such as sending jobs from the back office to the person's hand-held device, and the person's ability to accept/decline the job, report on progress and job completion, as well as up-selling by a repair technician, capturing customers' signatures, or sending the person's own time sheet to the back office. Geography support, such as travel guidance and information about underground equipment are also covered. Together with the Field Service Daily Suite, the Mobility Suite offers a complete solution for the real time service enterprise, another concept which we have pioneered. The result is that any manager, dispatcher, field resource or other employee related to service delivery has digital access to the entire process at their fingertips, 24/7 on their handset or tablet, and is supported by intelligent algorithms to make service timely for the customer and cost effective for the service provider.

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

Products – Enterprise Market

ClickSchedule optimizes service scheduling and routing to improve workforce productivity by balancing customer, service and asset resources, and organizational preferences, including contractual commitments, priority, drive time, skills, and service and asset resources availability. Configuration capabilities, a high degree of scalability and use of standard service oriented architecture compliant web services interface coupled with graphic mapping tools are designed to ease and improve integration with other enterprise systems and deployment according to organizational business policies and processes. ClickSchedule is our main software platform and accounted for the majority of our license revenues in each of 2014, 2013 and 2012.

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

ClickAnalyze and ClickDashboard provide reporting, monitoring and service business analytics for workforce performance measurement and strategic decision support. The offerings enable analysis of key performance indicators, including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization Suite, these offerings provide executive level summaries, as well as operational detailed reporting and analysis by territory, job type, time frame and other criteria.

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

20-F ClickSoftware Technologies Ltd.	Page 27

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

Products - ClickSoftware Cloud Services

ClickSoftware Cloud Services, or ClickCloud, enable the customer to utilize our full product offering in the cloud, thus gaining low total cost of ownership, shorter deployment period, minimal up-front investment, scalability and single sign-on from any location. ClickCloud offers medium and large market enterprise customers an alternative to our classic on-premise deployment of the Service Optimization Suite. ClickCloud also enables a hybrid IT model, which is a solution comprised of a mix of Cloud and on-premise deployment. Using ClickCloud, customers can choose to control their maintenance and upgrade schedule, as well as the add-ons that they use to enhance their individual solution.

ClickWorkforce is an end-to-end mobile workforce management solution hosted on the cloud that provides optimized scheduling and mobility, fully integrated within salesforce.com.

Products – Medium Sized Market

ShiftExpert is a smart and easy shift scheduling and management solution, running 100% on the salesforce.com platform and using the ClickSoftware Optimization as a service engine.

FieldExpert, which we intend to release in the second quarter of 2015, is a smart tasks and appointments scheduling solution, targeting work-force of any kind, mobile or in-office, running 100% on the salesforce.com platform and using the ClickSoftware Optimization as a Service engine.

Products – Small Customers

Xora StreetSmart is a suite of mobile workforce management applications for field employees.

Xora InVehicle provides management tools for fleets of all sizes and vehicle types.

Verizon Field Force Manager was developed by Xora specifically for Verizon phones and tablets.

Enterprise Mobile Resource Manager, available through Sprint; includes a hard-mounted tracking device and portable navigator.

We also derive revenues from recurring annual support and maintenance contracts (when our products are installed “on-premise”) as well as from consulting services associated with the deployment of our products.

Principal Markets

Traditionally, we have focused on the large enterprise market. We have about 300 enterprise customers and dozens of smaller customers. Our workforce management and optimization solutions are utilized by leading organizations in a number of service industry segments, including: utilities and energy, telecommunications, oil and gas, retail, insurance, high-technology, computer and office equipment, industrial equipment, medical equipment, building automation, public security, home services and transportation.

20-F ClickSoftware Technologies Ltd.	Page 28

In addition to expanding to new industry verticals, we continue to invest in marketing for Russia/Commonwealth of Independent States and Latin America.

We sell our products to a broad base of customers representing a variety of industries with unique needs. During 2014, our five largest customers together accounted for approximately 25% of our revenues. See Item 3.D – Risk factors "If our relationships with our key customers are terminated, our revenues will decline and our business will be adversely affected."

With the introduction of additional products and services as described above we expanded our addressable market in a significant way as well as addressing new markets, as follows:

(a)	The Mobility Suite enables us to attract customers who prefer to start with mobility needs as opposed to optimization. See “Mobility Suite” above.
(b)	ClickSoftware cloud services enable us to attract customers who prefer cloud-based solutions as opposed to the more traditional on-premise software solutions. See “ClickSoftware Cloud Services” above.
(c)	The Xora product line enables us to address smaller customers, and customers with simpler requirements, with quick deployment, and adds telecommunications carriers as channels selling our products.
(d)	ClickWorkforce and the Expert offerings enable us to address customers who wish to remain within the salesforce.com environment.

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

20-F ClickSoftware Technologies Ltd.	Page 29

In 2013, we also engaged partner channels for our cloud-based offerings. We launched ClickWorkforce, a mobile workforce management application suite, on salesforce.com’s AppExchange. In 2014, we launched ShiftExpert on the same platform. We also partnered with NetSuite, the industry’s leading provider of cloud-based financials/ERP software suites, to build the ClickSoftware SuiteApp, built using NetSuite’s SuiteCloud Computing Platform.

Our corporate development organization supports joint sales and marketing activities with our business partners. Our business relationships with large ERP, CRM, HCM and EAM enterprise software vendors enable us to use our partners' market presence and sales channels to create significant additional revenue opportunities. Our strategy is based on entering into reseller relationships with the leading enterprise software vendors. This strategy is further enhanced through our offering of adaptors that enable rapid integration and implementation of our products into other major ERP, HCM, CRM and EAM systems such as SAP ERP and CRM, Amdocs Clarify, and Infor EAM and ERP.

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

Seasonality

Historically, our quarterly revenues have been affected by seasonal factors. Typically, the fourth quarter tends to be our strongest quarter of the year, while our first quarter tends to be the weakest quarter. This trend often is a function of increased capital expenditures at the end of the year, most directly affecting our on-premise product offering.

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

In 2014, Gartner named us a leader positioned the highest in execution and furthest in vision for field service management in Gartner's Magic Quadrant for Field Service Management (source: Gartner Magic Quadrant for Field Service Management, William McNeill, Michael Maoz, Jason Wong, published December 22, 2014).

20-F ClickSoftware Technologies Ltd.	Page 30

Gartner also included ClickSoftware in the Gartner Magic Quadrant for Mobile Application Development Platforms, by Ray Valdes, Van L. Baker, Richard Marshall, Jason Wong, published September 2, 2014.

In the IDC report “IDC MarketScape: Worldwide Utilities Mobile Field Force Management Software, 2014 Vendor Assessment”, doc #EIOS04W, July 2014, ClickSoftware was named a “Leader” out of the 10 vendors reviewed.

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

We believe our solutions compare favorably with our competitors' solutions based on these competitive factors. Other key competitive factors include a broad base of users, strategic alliances, key reference customers, interoperability, integration of complementary products and services, technological leadership, pace of innovation, product performance, price, customer support, name recognition, relationships with partners and distribution channels, the ability to respond quickly to emerging opportunities and our financial strength.

Our current and potential competitors include:

•	software application vendors that offer workforce management solutions with certain optimization modules as part of their overall offerings, either on-premise or via a hosted/cloud service including, but not limited to, Oracle, ServicePower Technologies plc., Ventyx (part of ABB Ltd.), TOA Technologies (acquired by Oracle in 2014), Astea and ServiceMax;
•	systems integrators and internal information technology departments that may elect to develop a solution in-house;
•	software vendors developing solutions that compete with our shift management solutions, such as Quintiq, Kronos, Verint and Allocate Software; and
•	mobile field service vendors such as Syclo (an SAP company) and Antenna Software (acquired by Pegasystems, Inc. in 2013).

Intellectual Property

We believe that the improvement in our existing products and technologies and the development of new products are important in establishing and maintaining a competitive advantage.

We have been issued six patents – five in the United States and one in Israel. One of these patents, describing a method and system for assigning human resources to provide services, is a key part of our Service Chain Optimization technology. Some of the other patents are related to mobile workforce management, including context-based gathering of location and speed information. Our patents will expire during 2020-2022. We also have several patent applications pending in the United States and in Israel. As we continue to develop new applications of our products, we will consider submitting additional patent applications. Patents may not issue from any of these pending applications and, even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, patents issued to us may be challenged, invalidated or circumvented, and the rights granted thereunder may not adequately protect us.

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

20-F ClickSoftware Technologies Ltd.	Page 31

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

Regulation

We do not operate in a market governed by specific regulations but our business is affected by certain government regulations. For example, our ability to manufacture products outside Israel without the approval of the OCS is restricted under law and we are required to pay increased royalties to the OCS of up to 300% with respect to any products manufactured outside Israel. See Item 3.D – Risk factors – "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future." Also, any merger or acquisition of our Company will require the prior consent of the OCS.

As we expand our cloud services offering to the health care market, some of our customers require compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which sets forth stringent privacy guidelines with regard to protected health information, or PHI. To address this, we have been implementing appropriate safeguards (contractual, administrative, and otherwise) to prevent the use or disclosure of customer PHI, including the implementation of administrative, physical and technical safeguards to protect the confidentiality, integrity, and availability of any electronic protected health information. In 2014, we received certification from an independent consultant that our cloud services offering is HIPAA compliant.

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

We have a lease for approximately 61,500 square feet of office space located in Petach Tikva, Israel. This lease expires in January 2016 and includes an option allowing us to extend the lease term to January 2017. This office space is used for management, marketing, sales, research and development and implementation activities.

20-F ClickSoftware Technologies Ltd.	Page 32

Our subsidiaries lease offices in several locations and typically engage in sales and marketing, implementation and support, and administration activities.

Our U.S. subsidiary headquarters operates from a leased facility of approximately 25,000 square feet of office space located in Burlington, Massachusetts. This lease expires in May 2017.

Our U.S. subsidiary also operates from a leased facility of approximately 5,000 square feet of office space located in Irvine, California. This lease expires in May 2015 and will be replaced by a new lease in the same location for approximately 9,000 feet. The new lease expires in May 2020.

Our U.K. subsidiary operates from a leased facility of approximately 11,500 square feet located in Burnham, near London. This lease expires in March 2023 and includes an early termination right allowing us to terminate the lease term in March 2018.

Our Australian subsidiary operates from a leased facility of approximately 10,000 square feet located in Melbourne. This lease expires in January 2018 and includes an option allowing us to extend the lease term to December 2022.

Our Indian subsidiary operates from a leased facility of approximately 22,000 square feet located in Gurgaon near New-Delhi. This lease expires in December 2015 and includes an option allowing us to extend the lease term to December 2021.

Xora currently operates from two locations –

(a) A leased facility of approximately 5,000 square feet of office space located in Eagan, Minnesota. This lease expires in April 2015 and will be replaced by a new lease for approximately 8,000 square feet of office space located in Mendota Heights, Minnesota. The new lease is scheduled to expire in April 2019; and

(b) A leased facility of approximately 10,000 square feet of office space located in Bangalore, India. This lease expires in April 2017.

Due to restructuring efforts in the second half of 2014, our leased facility of approximately 17,000 square feet of office space located in Mountain View, California, was closed.

We also lease additional smaller offices in various sites in the Americas, Europe and Asia.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading provider of an optimizing solution that efficiently increases productivity of the workforce. We are a versatile solution company delivering a complete end-to-end mobile workforce solutions on cloud or on premise. We derive revenues from the licensing of our software products and the provision of services such as consulting, support and cloud transactions.

Highlights

Our revenues grew by 22% in 2014 compared to 2013, representing mainly growth in cloud subscriptions and support revenues. These revenues include $14.1 million from Xora operations, which were acquired by ClickSoftware in 2014. Our growth in cloud subscriptions and support was primarily attributable to the increase in the number of new cloud customers as well as an increase of the number of customers under support contracts. We also had a small increase in our license revenues and consulting revenues, mainly due to the trend of shifting to smaller cloud deals.

20-F ClickSoftware Technologies Ltd.	Page 33

Net loss for 2014 was $3.0 million compared to net loss of $4.2 million in 2013. We used $1.0 million in cash-flow from operations in 2014 compared with generating $6.4 million in positive cash-flow from operations in 2013.

As of December 31, 2014, our cash and cash-equivalents, and short and long-term investments decreased to $45.0 million from $58.0 million as of December 31, 2013, due in large part to the acquisition of Xora for an amount of $12.1 million (net of $2.3 million cash acquired).

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

Revenues

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of recognizing revenue influences the timing of certain expenses being recorded or deferred, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue recognition policy.

We derive revenues from the licensing of our software products and the provision services such as consulting, support and cloud transactions. We recognize revenues in accordance with the Accounting Standards Codification Topic, or ASC 985-605 ("Software Revenue Recognition") and ASC 605 (“Revenue Recognition”) (see Note 2 of the notes to our consolidated financial statements included later in this annual report).

Service revenues are comprised of revenues from consulting, training, post-contract customer support and cloud transactions. Consulting services are billed at an agreed-upon rate, plus incurred expenses, or in a fixed price contract. Post-contract customer support arrangements provide the customer technical support and the right to software updates. Post-contract customer support revenues are charged as a percentage of license fees depending on the level of support coverage requested by the customer. Our support contracts typically renew automatically for successive 12-month periods, unless the customer informs us of its desire not to renew. Our cloud transactions generally provide customers access to our software within a cloud-based information technology environment that we manage and offer to customers on a subscription basis.

We also enter into software arrangements with resellers whereby revenues are recognized upon sale to the end user by the reseller.

Our standard payment terms are between 30 and 120 days. Our policy is not to grant extended payment terms to our customers over 120 days.

We generally do not grant a right-of-return to our customers. We generally provide a warranty period of between 30-90 days at no extra charge. As of December 31, 2014 and 2013, the provision for warranty cost was immaterial.

20-F ClickSoftware Technologies Ltd.	Page 34

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

Identifiable Intangible Assets

Intangible assets were recognized as part of our business combinations. In accordance with ASC 805 (“Business Combinations”), total purchase price in the business combination was allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The fair value of intangible assets was based on a third party valuator using the income approach and assumptions provided by management.

Intangible assets are recorded at cost less accumulated amortization, where amortization is recorded over the estimated economic useful lives of the intangible asset. We perform an annual impairment test for intangible assets in the fourth quarter.

Goodwill

Goodwill represents the excess purchase price paid by us over the fair value of identifiable intangible assets as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill impairment testing is a two-step process and may be preceded by a qualitative impairment assessment. Qualitative impairment assessment should be made to changes in circumstances and events indicating whether some of the intangible assets were impaired. When determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

5.A.	Operating Results

Our operating results for each of the three years ended December 31, 2014, 2013 and 2012 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012
Revenues:
Software license	22%	26%	34%
Cloud subscriptions	15	2	1
Support	27	30	26
Cloud subscriptions and Support	42%	32%	27%
Consulting	36	42	39

Total revenues	100%	100%	100%
Cost of revenues:
Software license	2	2	3
Cloud subscriptions and Support	12	6	5
Consulting	29	35	31
Total cost of revenues	43%	43%	39%

Gross profit	57%	57%	61%
Operating expenses:
Research and development	15	15	13
Selling and marketing	36	39	32
General and administrative	8	9	9
Restructuring and related expenses	1	-	-
Total operating expenses	60%	63%	54%

Operating (loss) income	(3)%	(6)%	7%
Other income	-	-	0
Financial income, net	1	1	0
Net (loss) income before taxes	(2)%	(5)%	7%
Taxes on income (Tax benefit)	0	(1)	0
Net (loss) income	(2)%	(4)%	7%

20-F ClickSoftware Technologies Ltd.	Page 35

Our operating results for each of the three years ended December 31, 2014, 2013 and 2012 are as follows:

	YEAR ENDED DECEMBER 31, (In thousands)
	2014	2013	2012
Revenues:
Software license	$27,277	$27,083	$33,882
Cloud subscriptions	18,723	1,596	659
Support	34,437	31,040	26,564
Cloud subscriptions and Support	$53,160	$32,636	$27,223
Consulting	45,776	43,462	38,941
Total revenues	$126,213	$103,181	$100,046

Cost of revenues:
Software license	2,562	2,471	2,649
Cloud subscriptions and Support	14,632	6,189	4,959
Consulting	36,808	35,647	31,263
Total cost of revenues	$54,002	$44,307	$38,871

Gross profit	$72,211	$58,874	$61,175

Operating expenses:
Research and development	19,163	15,970	13,146
Selling and marketing	45,753	39,706	31,977
General and administrative	10,901	9,121	8,779
Restructuring and related expenses	749	-	-
Total operating expenses	$76,566	$64,797	$53,902

Operating (loss) income	$(4,355)	$(5,923)	$7,273
Other income	-	-	110
Financial income, net	1,275	839	274
Net (loss) income before taxes	$(3,080)	$(5,084)	$7,657
Taxes on income (Tax benefit)	(48)	(924)	169
Net (loss) income	$(3,032)	$(4,160)	$7,488

20-F ClickSoftware Technologies Ltd.	Page 36

Comparison of results for years ended December 31, 2014, 2013 and 2012:

Revenues

	Revenue Breakdown
	2014	% Change	2013	% Change	2012
	(In thousands)
Revenues:
Software license	$27,277	1%	$27,083	(20)%	$33,882
Percentage of total revenues	22%		26%		34%
Cloud subscriptions	$18,723	1,073%	$1,596	142%	$659
Percentage of total revenues	15%		2%		1%
Support	$34,437	11%	$31,040	17%	$26,564
Percentage of total revenues	27%		30%		26%
Consulting	$45,776	5%	$43,462	12%	$38,941
Percentage of total revenues	36%		42%		39%
Total Revenues	$126,213	22%	$103,181	3%	$100,046

Revenues increased 22% to $126.2 million in 2014, compared with $103.2 million in 2013 and $100.0 million in 2012. The change in revenues in 2014 was attributable to an increased demand for cloud subscriptions and post-contract services. The revenues we derived from cloud transactions were $18.7 million in 2014 compared to $1.6 million in 2013. The 2014 cloud revenues include revenues amounting to $14.1 million from operations of Xora, which were acquired by the Company in 2014. In addition, the strengthening of the U.S. dollar against other currencies decreased our revenue growth from about 25% to about 22%.

The change in revenues in 2013 compared to 2012 was attributable to an increased demand for professional services and post-contract services offset by a decrease in revenues from software licenses primarily due to an emerging customer preference towards smaller initial transaction size and smaller cloud transactions. The revenues we derived from cloud transactions were immaterial.

	Revenues by Territory
	2014	% Revenues	2013	% Revenues	2012	% Revenues
	(In thousands)
Revenues:
Americas	$76,264	60%	$50,573	49%	$60,123	60%
EMEA	40,210	32%	42,548	41%	32,888	33%
Israel	177	0%	245	0%	456	0%
Asia Pacific	9,562	8%	9,815	10%	6,579	7%
Total Revenues	$126,213	100%	$103,181	100%	$100,046	100%

In 2014, 60% of our revenues were generated in the Americas (with 52% in the United States and 8% in Canada and Latin America), 32% in EMEA (including 12% in the United Kingdom with the balance in other European countries), and 8% in Asia Pacific (with the majority in Australia and New Zealand). Revenues in the Americas increased by $25.7 million, or 51%, compared to 2013. Revenues in the Americas for 2014 includes $14.0 million generated by Xora operations acquired in 2014. Revenues in EMEA decreased by $2.4 million, or 5%, compared to 2013. Revenues in Asia Pacific decreased by $0.2 million, or 3%, compared to 2013. The improved macro-economic climate in Americas improved our revenues and growth opportunities.

20-F ClickSoftware Technologies Ltd.	Page 37

The continued weakness in the macro-economic situation in Europe and specifically in Russia caused a decrease in revenues we derive from this region.

The high adoption rate of SaaS technologies in Australia and New Zealand, combined with the preference towards a smaller initial transaction size, resulted in a decline in revenue in Asia Pacific.

In 2013, 49% of our revenues were generated in the Americas (with 35% in the United States, 12% in Canada and 2% in Latin America), 41% in EMEA (including 18% in the United Kingdom, with the balance in other European countries), and 10% in Asia Pacific (including 6% in Australia). Revenues in the Americas decreased by $9.6 million, or 16%, compared to 2012. Revenues in EMEA grew by $9.7 million, or 29%, compared to 2012. Revenues in Asia Pacific increased by $3.2 million, or 49%, compared to 2012. The emerging customer preference towards smaller initial transaction size and smaller cloud transactions impacted the Americas more than other territories due to the faster adoption of cloud transactions in the Americas.

In 2012, 60% of our revenues were generated in the Americas (with 42% in the United States, 11% in Canada and 7% in Latin America), 33% in EMEA (including 15% in the United Kingdom, with the balance in other European countries), and 7% in Asia Pacific (including 4% in Australia).

Software Licenses

Software license revenues were 27.3 million, or 22% of revenues in 2014, compared with $27.1 million, or 26% of revenues, in 2013, and $33.9 million, or 34% of revenues, in 2012. The flat increase in software license revenues from 2013 to 2014 of $0.2 million as well as the decrease in software license revenues from 2012 to 2013 of $6.8 million, or 20%, was primarily due to customer preference towards smaller initial transaction size and the shift towards cloud transactions. Despite this trend, we did see an overall increase in the number of new customers.

Cloud Subscriptions

Cloud subscriptions revenues were $18.7 million, or 15% of revenues in 2014, compared with $1.6 million, or 2% of revenues, in 2013, and $0.7 million, or 1% of revenues, in 2012. The increase in cloud subscriptions revenues from 2013 to 2014 of $17.1 million, or 1,073%, was primarily due to $14.1 million generated by Xora operations acquired in 2014 combined with about three times as much revenues from enterprise customers. As enterprise cloud customers tend to sign smaller initial transactions, we saw a significant increase in the number of new customers.

Support

Support revenues were $34.4 million, or 27% of revenues in 2014, compared with $31.0 million or 30% of revenues in 2013 and $26.6 million, or 26% of revenues in 2012. The increase in support revenues from 2013 to 2014 as well as from 2012 to 2013 was due to our increased customer base.

Consulting

Consulting revenues were $45.8 million, or 36% of revenues in 2014, compared with $43.5 million or 42% of revenues in 2013 and $38.9 million, or 39% of revenues in 2012. The increase in service revenues from 2013 to 2014 as well as from 2012 to 2013 was due to increased demand for our professional services. The increase in professional services was due to new customer implementations as well as repeat business.

Cost of revenues

Cost of revenues consists of cost of software license revenues, cost of cloud subscriptions and support, and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale. Cost of cloud subscriptions and support consist of expenses related to revenue share with partners, costs related to hosting and support (including salaries and subcontractors). Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, and equipment costs.

20-F ClickSoftware Technologies Ltd.	Page 38

Cost of revenues was $54.0 million, or 43% of revenues, in 2014, compared with $44.3 million, or 43% of revenues, in 2013 and $38.9 million, or 39% of revenues, in 2012. The increase in the cost of revenues from 2013 to 2014 was primarily due to higher costs associated with increased investment in cloud infrastructure (including due to added costs from our acquisition of Xora). The cost of revenues increased at the same pace as the increase in revenues, as explained below, resulting in the same level of profitability for both 2014 and 2013.

The increase in the cost of revenues from 2012 to 2013 was primarily due to higher costs associated with meeting increased demand for our services, and software and increased investment in cloud infrastructure. In 2013, the cost of licenses increased while license revenues decreased, resulting in lower profitability compared to 2012. The cost of services increased at the same pace as the increase in service revenues, as explained below in "Cost of Consulting” resulting in the same profitability from services for both 2013 and 2012.

Cost of Software Licenses

Cost of software license revenues was $2.6 million, or 2% of revenues, in 2014, compared with $2.5 million, or 2% of revenues, in 2013 and $2.6 million, or 3% of revenues, in 2012. The costs remain stable due to long term contracts with our major subcontractors.

Cost of Cloud Subscriptions and Support

Cost of cloud subscriptions and support revenues was $14.6 million, or 12% of revenues, in 2014, compared with $6.2 million, or 6% of revenues, in 2013 and $5.0 million, or 5% of revenues, in 2012. The increase in cost of cloud subscriptions and support revenues from 2013 to 2014 was primarily due to an increase of $3.6 million in costs related to revenue share with partners and subcontractors costs, an increase of $1.8 million in payroll expenses, an increase of $1.1 million of amortization costs due to the acquisition of Xora, and an increase in other costs, mainly overhead (primarily payroll, office leases and IT services), of $1.9 million. The increase in cost for cloud subscriptions and support from 2013 to 2014 was primarily caused by the cost associated with the acquisition of Xora cloud operations and from the increase in organic operations. In addition, the overall impact of the stronger U.S. dollar against certain currencies in 2014 spread over the various expense items above decreased our cost of cloud subscriptions and support costs by approximately $0.3 million.

The increase in cost of cloud subscriptions and support revenues from 2012 to 2013 was primarily due to an increase of $0.5 million in payroll expenses, an increase of $0.4 million in subcontracts mainly for hosting environments and an increase in other costs, mainly overhead of $0.3 million. The increase in cost for cloud subscriptions and support from 2012 to 2013 is due to a planned increase in investments in cloud activities.

Cost of Consulting

Cost of consulting revenues was $36.8 million, or 29% of revenues, in 2014, compared with $35.6 million, or 35% of revenues, in 2013 and $31.3 million, or 31% of revenues, in 2012.

The increase in the cost of services revenues from 2013 to 2014 of $1.2 million, or 3%, was primarily due to higher expenses associated with the provision of our services. Compared with our costs relating to providing services in 2013, in 2014 there was an increase primarily in our related payroll expenses of $1.5 million and a decrease of $0.4 million in amortization and impairment costs. In addition, the overall impact of the stronger U.S. dollar against certain currencies in 2014 spread over the various expense items above decreased our cost of consulting and support costs by about $1.0 million.

The increase in the cost of services revenues from 2012 to 2013 of $4.3 million, or 14%, was primarily due to higher expenses associated with the provision of our services as described below. In 2013, services revenues grew roughly at the same pace as cost of services resulting in steady profitability. Compared with our costs relating to providing services in 2012, in 2013 there was an increase in our related payroll expenses of $3.9 million, a decrease in subcontractors' costs of $1.1 million and an increase of $1.5 million in other costs, mainly overhead. In addition, the overall impact of the weakening U.S. dollar against certain currencies in 2013 spread over the various expense items above increased our costs by about $0.4 million.

Gross Profit

Gross profit was $72.2 million, or 57% of revenue in 2014, compared with $58.9 million, or 57% of revenues in 2013, and $61.2 million, or 61% of revenues in 2012. The increase in gross profit in absolute terms from 2013 to 2014 of $13.3 million, or 23%, was due to the significant increase in cloud subscription revenues. The decrease in gross margin from 2012 to 2013 was mainly due to change in revenue mix towards higher service revenues (which generates lower gross margins and lower license revenues).

20-F ClickSoftware Technologies Ltd.	Page 39

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $76.6 million, or 61% of revenues in 2014, compared with $64.8 million, or 63% of revenues in 2013, and compared with $53.9 million and 54% of revenues in 2012.

The increase in operating expenses from 2013 to 2014 of $11.8 million, or 18%, was primarily due to an increase in research and development expenses and selling and marketing expenses including additional costs from adding Xora operations. The increases in selling and marketing expenses and research and development expenses resulted from our efforts to accelerate our growth, maintain our competitive advantage in the market and capture additional market share. Due to our growth plans for 2015, we anticipate an increase in operating expenses.

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

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for product development. In return for some of these grants, we are obligated to pay the Israeli government royalties as described below which are included in cost of revenues. In 2008, we completed repayment of our royalty commitments to the OCS, but remain subject to continued compliance with the conditions of the grants we received. Grants which we received in 2009 through 2010 are not subject to royalty payments. See Item 3.D – Risk factors – "The government programs in which we have participated and the tax benefits we receive require us to satisfy prescribed conditions and may be delayed, terminated or reduced in the future." Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses were $19.2 million, or 15% of revenues in 2014 compared with $16.0 million, or 15% of revenues in 2013, compared with $13.1 million, or 13% of revenues, in 2012. The increase in research and development expenses from 2013 to 2014 of $3.2 million, or 20% was primarily due to an increase of $2.2 million in payroll expenses, and an increase in other costs, mainly overhead of $1.0 million. The increased efforts in research and development (which continued from the previous year) were aimed at improving our product and cloud platforms, our mobility offering and integration of Xora products. However, the overall impact of the weakening of the NIS against the U.S. dollar in 2014 spread over the various expense items above decreased our research and development costs by about $1.5 million.

The increase in research and development expenses from 2012 to 2013 of $2.9 million, or 21% was primarily due to an increase of $1.3 million in payroll expenses, an increase of $1.0 million in subcontractors’ costs and an increase in other costs, mainly overhead of $0.6 million. The increased efforts in research and development (which continued from the previous year) were aimed at improving our product and cloud platforms, our mobility offering, including our ClickAppStore as well as ClickRoster. In addition, the overall impact of the weakening of the U.S. dollar against the NIS in 2013 spread over the various expense items above increased our research and development costs by about $0.4 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

20-F ClickSoftware Technologies Ltd.	Page 40

Selling and marketing expenses were $45.8 million, or 36% of revenues in 2014, compared with $39.7 million, or 39% of revenues in 2013, and $32.0 million, or 32% of revenues in 2012. The increase in the selling and marketing expenses from 2013 to 2014 of $6.1 million, or 15%, was due to an increase of $4.5 million in payroll expenses, partially related to the integration of Xora, along with an increase of $1.6 million in overhead. In addition, the overall impact of the stronger U.S. dollar against certain currencies in 2014 spread over the various expense items above decreased our selling and marketing costs by about $0.6 million.

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

General and administrative expenses were $10.9 million, or 8% of revenues in 2014, compared with $9.1 million, or 9% of revenues in 2013, and $8.8 million, or 9% of revenues in 2012. The increase of $1.8 million in general and administrative expenses from 2013 to 2014 was mostly due to an increase of $0.8 million in payroll expenses, partially related to the integration of Xora, $0.5 million in professional fees, and $0.5 million of provision for doubtful debts. In addition, the overall impact of the stronger U.S. dollar against certain currencies in 2014 spread over the various expense items above decreased our general and administrative costs by about $0.2 million.

The increase of $0.3 million in general and administrative expenses from 2012 to 2013 was mostly due to an increase of $0.1 million in payroll expenses and an increase in other costs, mainly professional fees, of $0.2 million.

Restructuring and Related Expenses

During the second half of 2014, we implemented a restructuring plan to merge Xora activities with ClickSoftware activities. The restructuring efforts included the closing of a leased facility of approximately 17,000 square feet of office space located in Mountain View, California. The restructuring costs included costs related to the separation of a number of personnel mainly in the Mountain View office.

The total restructuring expenses were $0.7 million. We expect to have additional immaterial restructuring expenses during 2015.

Impairment of Goodwill and Other Intangible Assets

We perform our annual impairment tests in the fourth quarter. For impairment testing we identified two separate reporting units: ClickSoftware and Xora (acquired in 2014). For both ClickSoftware and Xora the fair value was significantly higher than the carrying amount and no impairment was recorded.

Financial Income, Net

Financial income includes interest income, gains and dividends earned on our cash and investments, including marketable securities as well as the effects of foreign currency fluctuations offset by interest expense.

Financial income net of interest expenses was $1.3 million, or 1% of revenues in 2014 compared with $0.8 million, or 1% of revenues, in 2013 and $0.3 million, or 0% of revenues in 2012. The increase in financial income from 2013 to 2014 was attributable to the sale of some of our investment holdings in securities. The increase in financial income from 2012 to 2013 was attributable to increases mostly in dividend income received from our holdings in dividend yielding securities and lower foreign currency exchange rate fluctuations.

Income Taxes

Income taxes expenses consist of deferred taxes and current taxes.

20-F ClickSoftware Technologies Ltd.	Page 41

We had no income tax benefit in 2014, compared with income tax benefit of $0.9 million, or 1% of revenues, in 2013, and income tax expenses of $0.2 million, or 0% of revenues, in 2012. The tax benefit decrease from 2013 to 2014 was mainly due to a decrease in the current year tax losses generated in Israel.

The tax benefit change from 2012 to 2013 was mainly due to the pre-tax loss incurred during 2013 which resulted in changes in deferred taxes and lower taxable income. See Note 14 to our consolidated financial statements for further information.

Our future consolidated tax expense is expected to reflect various statutory tax rates in the United States, Israel, United Kingdom, Germany, Australia, India, Brazil, South Africa and Russia.

As of December 31, 2014, net operating loss carry forwards in Israel amounted to approximately $4.9 million. Tax loss carry forwards of approximately $95 million at the federal level and approximately $1.0 million at the state level remain attributable to our U.S. subsidiaries. We also have additional tax carry forwards of approximately $1.5 million in Brazil. Other tax loss carry forwards in other jurisdictions are immaterial. The U.S. net operating loss carry forwards will expire gradually from 2015 through 2029. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of significant part of net operating losses before utilization.

In November 2012, a law was enacted in Israel to incentivize companies to pay taxes on those Approved Enterprises exempt earnings as if distributed, and effectively release the earnings from any further tax liabilities at the parent company level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to us will be approximately 6%. During 2013, we elected to use the incentive available under the law, releasing 2011 tax-exempt earnings of $12.2 million for future dividend distributions, by paying tax of $0.7 million. We distributed during 2013 a dividend in the amount of $6.7 million.  Part of this dividend was under the release of 2011 tax-exempt earnings, and therefore, although paid from Approved Enterprises earnings, such distribution did not result in additional Israeli tax liability. Deferred tax provision was included in our financial statements for the year ended December 31, 2012.

Net Income (Loss)

Net loss for 2014 was $3.0 million, or $0.09 per fully diluted share, or 2% of revenues, compared with net loss of $4.2 million, or $0.13 per fully diluted share, or 4% of revenues, in 2013 and net income of $7.5 million, or $0.23 per fully diluted share, or 7% of revenues, in 2012. Net loss in 2014 was lower as compared to net loss in 2013 due to an increase in revenues and an increase in financial income. We incurred a net loss in 2013 relative to net income in 2012 due to increased operating and cost of revenues expenses.

Foreign Currency Fluctuations

Our reporting and functional currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Australian dollars and Indian Rupees. The results of our operations are subject to fluctuations in these exchange rates. In 2014, 64% of our expenses and 42% of our revenues were incurred in non-U.S. dollar currencies. We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings. In 2014, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.6 million, a decrease in costs of revenues by $1.2 million and a decrease in operating expenses by $2.4 million. See Item 3.D – Risk factors "Our risk exposure to foreign currency fluctuations is increasing, and we may not be able to fully mitigate the risk."

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies. The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

20-F ClickSoftware Technologies Ltd.	Page 42

Israel and the European Union Community, known now as the European Union, concluded a Free Trade Agreement in 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. In 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

5.B.	Liquidity and capital resources

Our cash and investments decreased by $13.0 million (including net $12.1 million used for our acquisition of Xora), or 22%, to $45.0 million as of December 31, 2014, compared with $58.0 million as of December 31, 2013, which was a decrease of $1.4 million, or 8%, compared with $59.4 million as of December 31, 2012. Our primary sources of cash and investments during 2014 were a cash flow of $1.7 million from exercises of employee stock options offset by a negative cash flow of $1.0 million from operations. Our primary sources of cash and investments during 2013 were cash flows of $6.4 million generated from operations and $2.0 million from exercises of employee stock options. During 2013, we distributed cash dividends in an aggregate amount of $6.7 million. Our primary sources of cash and investments during 2012 were cash flows of $16.2 million generated from operations and $0.7 million from exercises of employee stock options. During 2012, we distributed cash dividends in an aggregate amount of $10.1 million.

As of December 31, 2014, we had cash and cash equivalents of $30.6 million, short-term deposits of $3.2 million, marketable securities of $9.9 million and long-term deposits of $1.3 million. As of December 31, 2014, $0.9 million in long-term deposits had been deposited with banks to secure letters of credit totaling $0.9 million, which are described below. Our cash, short-term deposits and long-term deposits are deposited primarily in low–risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of December 31, 2014, these bank deposits had an average interest rate per annum of 1.5%. Our marketable securities are invested in government and corporate bonds and had an average annual yield of 0.8%. We adhere to an investment policy which requires investment in high-quality investment-grade securities, provided, however, that up to $10 million of our total cash and investments may be invested in equities of companies that have a policy to regularly distribute dividends or in ETF of a similar nature. As of December 31, 2014, we do not have any investment in dividend yielding equity securities.

Nearly all of our cash and investments are not insured by the FDIC or other similar governmental insurance limits. See Item 3.D – Risk Factors "Our cash may be subject to risk of loss and we may be exposed to fluctuations in the market value of our portfolio investments and in interest rates."

20-F ClickSoftware Technologies Ltd.	Page 43

	Cash and Investments December 31,
	2014	% Change	2013	% Change	2012
	(In thousands)

Cash and cash equivalents	$30,605		$25,346		$12,793
Short-term deposits	3,205		9,001		30,310
Marketable securities	9,855		22,586		15,635
Long-term deposits	1,335		1,072		621
Total cash and investments	$45,000	(22)%	$58,005	(2)%	$59,359

For the year ended December 31, 2014, net cash used in operations was $1.0 million, comprising net loss of $3.0 million, an increase in trade receivables of $0.9 million, an increase in deferred taxes of $1.2 million, a decrease in other receivables of $0.9 million, a decrease in accounts payable of $1.6 million, and a decrease in deferred revenues of $1.0 million, which was partially offset by non-cash charges of $5.8 million.

The decrease in cash provided from operations in 2014 compared to 2013 was mostly due to higher expenses than revenues, which impacted our profitability and cash generation.

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

Net cash provided by investment activities was $5.1 million in 2014, consisting of $5.5 million used in investments in deposits, $7.5 million invested in marketable securities, $21.7 million provided by the sale of marketable securities, $12.1 million used for our acquisition of Xora (net of $2.3 million cash acquired) and $2.5 million used for purchases of equipment and systems, including computer equipment and fixtures and furniture and for leasehold improvements.

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

Net cash provided by financing activities was $1.1 million in 2014, consisting of $1.7 million from the exercise of employee stock options which was partially set off by $0.7 million used in repayment of long term debts due to assumed liabilities from Xora.

Net cash used in financing activities was $4.7 million in 2013, consisting of $6.7 million used for cash dividends, which was partially offset by exercise of employee stock options of $2.0 million.

Net cash used in financing activities was $9.5 million in 2012, consisting of $10.1 million used for cash dividends, which was partially offset by exercise of employee stock options of $0.7 million.

20-F ClickSoftware Technologies Ltd.	Page 44

As of December 31, 2014, we had outstanding trade receivables of approximately $25.8 million, which represented approximately 20% of revenue in 2014. As of December 31, 2013, we had outstanding trade receivables of approximately $22.5 million, which represented approximately 22% of revenue in 2013. As of December 31, 2012, we had outstanding trade receivables of approximately $21.8 million, which represented approximately 22% of revenue in 2012. Our standard payment terms are typically between 30 and 120 days and our policy is not to grant extended payment terms to our customers over 120 days. Days sales outstanding, or DSO, calculated based on revenues for the most recent quarter and accounts receivable at the balance sheet date, increased to 67 DSO as of December 31, 2014 compared to 66 DSO as of December 31, 2013 and 69 DSO as of December 31, 2012, due to timing of booking towards the end of the quarter and specific customer milestones.

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

On March 4, 2014, we closed the acquisition of Xora in consideration for the payment of approximately $14.4 million in cash from our cash resources to Xora shareholders. Due to the acquisition we obtained $2.3 million in cash.   The Agreement and Plan of Merger, or the Merger Agreement, with Ajax Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary, or Sub, Xora, a Delaware corporation, Ned Carlson as Stockholder Representative, and other stockholders listed in the Merger Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in general, expire on March 3, 2016. Under the Merger Agreement, certain stockholders of Xora agreed to indemnify the Company for damages arising out of breaches or inaccuracies of Xora's or Xora stockholders' representations, warranties and covenants subject to certain limitations, including, in general, that Xora stockholders shall not be liable for any losses until the aggregate amount of losses exceeds $100,000, or the Threshold, and once such Threshold has been reached, the Xora stockholders shall be liable for their pro rata portion of such losses, including the Threshold. Notwithstanding the foregoing, the Threshold will not apply to any losses arising from fraud or willful breach of the Merger Agreement, Xora’s breach of the representations and warranties regarding organization, company capital structure, authority or tax matters, and certain other losses as specified in the Merger Agreement. The indemnification obligation of the Xora stockholders is capped at 15% of the purchase price, excluding working capital and cash adjustments, or the Cap. The amount of the Cap is subject to an escrow, which terminates on March 3, 2016. The Cap is subject to certain exceptions similar to those applicable to the Threshold, but in no event shall a stockholder be liable for more than rata portion of any particular loss or an amount in excess of the consideration it is eligible to receive under the Merger Agreement.  In 2015 we expect approximately a $1.5 million cost in amortization of other intangibles.  See also Item 10.C (Material Contracts).

We believe that we have sufficient cash to fund our operations for at least the next 12 months.

5.C.	Research and development, Patents and Licenses, etc.

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

We invested $19.2 million in 2014, $16.0 million in 2013 and $13.1 million in 2012 in research and development activities.

20-F ClickSoftware Technologies Ltd.	Page 45

5.D.	Trend information

We operate in the rapidly evolving market for workforce management and optimization for the service sector including field and in-house resources. Workforce management spending remained strong in 2014. Despite the current uncertainties in the global economy, we have continued to experience strong demand for our products and services. This is supported by analyst findings. For example, “Gartner research puts the revenue for packaged field service dispatch and workforce management software applications, including maintenance and service revenue, at approximately $1.3 billion annually” (source: Gartner Magic Quadrant for Field Service Management, William McNeill, Michael Maoz, Jason Wong, published December 22, 2014).

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

As previously discussed, the major strategic importance of customer care and service quality is now widely recognized among our customer base. We believe that we can also leverage the penetration of intelligent automation in the technology sector, as we pioneered this approach in the service sector.

Furthermore, we believe that new business models and new technologies are coming into play in the field service management space, with the potential to transform the industry and create new opportunities for all – customers of field service, providers of field service, and software vendors such as ClickSoftware:

•	Service networks: As discussed in Item 4 “Information on the Company”, service networks are a key part of the business model transformation in field service. The idea of service contracting and outsourcing is not new, but we believe it is going through an accelerated period of growth in size, ecosystem complexity, and operational requirements — it is no longer acceptable for a company to subcontract service to a contractor who will appear at the customer’s location without sufficient information about the customer, the service task or the equipment’s service history; nor is it acceptable to tell the customer that since the task was contracted out, there is no information about when the contractor will arrive. ClickSoftware has been providing service network solutions for years, and has proven its ability to support these requirements at any scale, from the smallest contractor to the largest enterprise.

•	Wearable computing: Wearable devices, including smart watches and smart glasses, started their penetration in the consumer market, but it was quickly realized that their growth (especially for smart glasses) will come from business-oriented applications. The mobile worker, more than any other worker, should focus on the job at hand rather than staring at a laptop, tablet or smartphone, but should still receive the maximum support and advice available from mobile technology. We anticipate a growing demand for this technology in many types of use among mobile workforces, and – as previously mentioned – have already extended our solutions to address that demand.

•	Internet of Things, or IoT: With the rapidly rising trend towards connecting “things” (vehicles, devices, sensors, machines and more) to the internet, a lot of information will be collected using various cloud platforms which communicate with the connected devices and gather information from them. However, comparatively less attention is given to the business and operational apps using the collected data to achieve some improvement: For example, IoT enables the prediction of device failure and proactive dispatch of service engineers before the failure. With our partners and customers, we have identified this and additional use cases and expect to have a great potential to dramatically improve service quality while reducing service costs.

Marketing: Our strategy is to continue to increase marketing efforts through our channel and strategic partners to target these potential customers, side by side with our direct sales force. Companies in the mid-market are also seeking solutions to improve productivity, and we address this need with some of our offerings including ClickExpress and ClickCloud.

20-F ClickSoftware Technologies Ltd.	Page 46

Enterprise Mobility: Since 2009, we have invested significantly in our mobility offering. We believe there is a global trend of moving enterprise software to mobile devices to enable service people to manage applications through their mobile devices. Overall, there is a growing focus on mobility, outpacing even social media. This focus is prominent in corporate strategies. Driven by major technology trends in both consumer and enterprise markets, the mobile enterprise application development platform market (enterprise MADP) is in a period of rapid growth. In 2013, IDC believed the total market reached a size of $1.2 billion. The market will experience a 24.6% compound annual growth rate to reach $3.7 billion by 2018. (Source: “Worldwide Mobile Enterprise Application Development Platform 2014–2018 Forecast and 2013 Vendor Shares”, IDC Doc #252955, by Stacy K. Crook and Al Hilwa, published December 2014). As noted above, Gartner placed ClickSoftware in their MADP Magic Quadrant for 2014.

Territories: As part of our strategic plan, we expect increased sales from new territories. We continue to believe that developing countries such as those in Latin America are investing in solutions which provide improved quality of service and efficiency, reduce cost and increase regulatory compliance.

Purchasing Dynamics: We have detected a pattern in the IT area towards smaller initial transactions relative to the approach we saw in prior years. In particular, there is a tendency of customers to shift to the SaaS model in order to lower up-front investment. This has led to a smaller initial transaction size with new customers, and will require us to scale up the volume of our transactions in order to maintain our growth. We believe the shift from traditional on-premise transactions to the SaaS model will continue.

In 2013 and 2014, the ratio of our license revenues to total revenues decreased. We expect license revenues to grow in 2015 but less than the cloud and support revenues. We expect to continue to grow our revenues in 2015 despite the continued uncertainty in the economic conditions. In 2014, our results in the Americas grew whereas EMEA and Asia Pacific declined, but we expect revenue from all regions to grow in 2015.

Global Economy: We believe that companies focused on cost control are likely to demand products and services, such as our workforce management and optimization solutions, that aim to maximize efficiency and decrease customers' operating expenses. As of December 31, 2014, we had a short-term backlog of approximately $31.6 million, compared to $42.7 million at the end of 2013.

The economic uncertainties may affect the competitive environment in our industry. For example, larger, better capitalized companies may seek to acquire smaller, weaker rivals that have been adversely affected by the economic downturn.

In 2014, approximately 42% of our revenues and 64% of our expenses were denominated in non-U.S. dollar currencies. Any changes in the value of the U.S. dollar against these currencies affect our reported earnings in U.S. dollars. In 2014, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.6 million, a decrease in costs of revenues by $1.2 million and a decrease in operating expenses by $2.4 million. At the start of 2015, the U.S. dollar has strengthened against each of the NIS, Euro, British Pound, Brazilian Real, Australian Dollar and other currencies. The expected net effect on our financial results is positive.

5.E.	Off-balance sheet arrangements

Except for the arrangements with the OCS discussed in Item 5.A above, we do not have any off-balance sheet arrangements.

5.F.	Tabular disclosure of contractual obligations

We have various commitments primarily related to guarantees, letters of credit and capital lease obligations. The following table provides details regarding our contractual cash obligations and other commercial commitments as of December 31, 2014:

20-F ClickSoftware Technologies Ltd.	Page 47

	Payments Due by Period (in thousands)
Contractual Obligations	2015	2016	2017-2019 (aggregate amount)	2020-2021 (aggregate amount)	Total
Office Lease Obligations	$3,947	$2,218	$2,546	$309	$9,020
Net Severance Pay Obligations	-	-	-	2,557	2,557
Xora Capital Lease Obligations	103	70	-	-	173

Total	$4,050	$2,288	$2,546	$2,866	$11,750

	Total Amounts Committed	Amount of Commitment Expiration Per Period (in thousands)
Commercial Commitments	(in thousands)	2015-2018

Guarantees/Letters of Credit*	$864	$864

*	We have entered into standby letter of credit agreements with banks and financial institutions primarily relating to the guarantee of rental agreements. As of December 31, 2014, contingent liabilities on outstanding letter of credit agreements aggregated $0.9 million. We expect to renew most of these letters of credit. The letters of credit are secured by $0.9 million in deposits to cover potential payments under the guarantees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

Senior Management

The members of our executive management are as follows:

Name	Age	Position
Dr. Moshe BenBassat	67	Chief Executive Officer
Joel Jeselsohn	48	Chief Financial Officer
Zvi Piritz	50	President EMEA and Asia Pacific
Stephen Timms	44	President Americas

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

JOEL JESELSOHN has served as our Chief Financial Officer since November 2014.  Prior to this role, Mr. Jeselsohn served as our Vice President Finance and Operations of the Americas. He has been with the Company since 2003 serving in various financial and business roles. Prior to joining ClickSoftware, Mr. Jeselsohn served as the VP Finance & Chief Financial Officer at Nur America, at that time the American subsidiary of Nur Macroprinters Ltd., a leader in the wide format printing industry. Mr. Jeselsohn holds a Bachelor of Arts degree in Accounting and Economics, as well as an M.B.A with specialization in Finance, from Bar-Ilan University in Israel, and is a Certified Public Accountant in Israel.

ZVI PIRITZ has served as our Executive Vice President World Wide Sales and Marketing from 2011 to 2014 and as our President of EMEA and Asia Pacific since 2014. Previously, Mr. Piritz served as our Senior Vice President World Wide Sales and managed our sales organization worldwide. He has been with the Company since 1999 serving in various executive management roles. Prior to joining us, Mr. Piritz held various positions with international software companies, leading both the operational and the sales and marketing teams. Mr. Piritz holds a B.A. degree in Economics from Tel Aviv University, Israel and an M.B.A. degree in Marketing & International Accounting from Fordham University, New York, USA.

20-F ClickSoftware Technologies Ltd.	Page 48

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

Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office. Directors (other than external directors) may be removed earlier from office by a resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

We have a classified board of directors as set forth below:

Name of Director and Class	Age	Term Expires	Independent Director (1)	Member of Audit Committee	Member of Compensation Committee	Member of Corporate Governance and Nominating Committee
Israel Borovich, Class II (Chairman)	73	2017	X
Gil Weiser, Class II	73	2017	X	X
Moshe BenBassat, Class III	67	2015
Shlomo Nass, Class III (2)	54	2015	X	X		X
Nira Dror, External Director (3)	60	2015	X	X	X	X
Shai Beilis, External Director	66	2015	X	X	X	X
Menahem Shalgi, External Director	64	2016	X	X	X

(1) as defined under Rule 5605(a)(2) to the Nasdaq Listing Rules, or the Nasdaq Rules.

(2) "Audit Committee Financial Expert" under SEC rules and requisite experience under Nasdaq Rules with respect to membership on the Audit Committee. See Item 16A below.

(3) "Financial Expert" as required by the Companies Law with respect to membership on the Audit Committee.

20-F ClickSoftware Technologies Ltd.	Page 49

DR. ISRAEL BOROVICH rejoined the board of directors in 2011, having previously served as a director of the Company from 1997 (and as an External Director according to the Companies Law from 2001) until March 2009. In 2013, Dr. Borovich was appointed Chairman of our Board of Directors. Dr. Borovich serves as the Dean of the School of Business and Economics at the Academic College of Tel Aviv-Jaffa. From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of El Al Israel Airlines Ltd. and as its Chairman from 2005 until 2008. From 1993 until 2006, he served as President and Chief Executive Officer of Knafaim Holdings Ltd., from 2006 to 2010, he served as its Vice Chairman, and from 1994 until now, he serves as a director on its Board of Directors. Dr. Borovich serves as a director of Knafaim Global Ltd. since 2007. From 1998 until 2015, Dr. Borovich served as Chairman of the Board of Ayalon Highways Co. Ltd. From 1999 until 2006, Dr. Borovich served as Chairman of Granit Hacarmel Investments Ltd. From 2006 until 2010, Dr. Borovich served on the Board of Trustees of the Polytechnic Institute of New York University in New York. From 2006 to 2008, he served as Chairman of the Board of Governors of Afeka Tel Aviv Academic College of Engineering. From 2008 until 2011, he served as Chairman of Alut Society for Autistic Children. From 2008 until 2012, he served as Chairman of the Board of Trustees of Wingate Institute. From 2010 until 2014, he served as director of Kenes International. From 2010 until 2012, he served as member on the advisory board of All Cargo Logistics Services, and from 2011 until 2012, as Chairman of the Board of Galil Cargo. Currently, Dr. Borovich serves as director of the Interdisciplinary Center Herzliya (since 1994). Dr. Borovich previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds B.Sc. and M.Sc. degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

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

DR. SHLOMO NASS has served as a director of the Company since 2009. Dr. Nass currently serves as Senior Partner in Dr. Shlomo Nass & Co., an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation, arbitration, corporate and commercial law. Since 2008, he has served as a director of The Blue Shore Development Company (Tel Aviv-Herzliya) Ltd., and as a director of Aviv Alron Ltd. (former Yuli Capital Markets Ltd.). Since 1991 he serves as Vice Chairman of the public advisory committee on Trade Levies. From 2011 until 2014, Dr. Nass served as a director of City-Group Financial Products Israel Ltd. from City Bank Group. From 2009 until 2013, he served as a director, as a member of the investment committee and as a member of the auditing committee of Partner Communications Company Ltd. From 2011 until 2013, he served as a director and a member of the auditing committee of Tempo Beer Industries Ltd.  From 2006 until 2011, he served on the Board of Directors of NMC United Entertainment Ltd.  From 2003 until 2010, he served as Chairman of the financial statement and auditing committee of Formula Systems (1985) Ltd. From 2003 until 2009, he served as Chairman of the financial statement committee and as a member of the Board of Directors of IBC-Industrial Buildings Corporation Ltd. From 2005 until 2008, he served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also serves as Chairman of the Board of Directors of the following companies: since 2013 of S.A.L Mishkenot Haretz, since 2011 of Hevruta Marketing Ltd. and Hevruta Consumering Ltd., since 2010 of Kada Buildings, since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B. in Law and B.Sc., Economics and Accounting from Bar-Ilan University, and completed a Mediators Course of the Ministry of Justice.  He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor, C.I.S.A (USA). Dr. Nass is a lecturer on Corporate Law at IDC – Interdisciplinary Center Herzliya, and Bar-Ilan University. He is also a lecturer in the Directors’ Training seminar at “Lahav” Executive Education at the Recanati Faculty of Management in Tel-Aviv University. In his military service, Dr. Nass served as an officer in the Israeli Defense Forces, or IDF, the Information Systems Auditing Team for the Paymaster General Administration.

NIRA DROR has served as a director of the Company since 2009.  Ms. Dror is the owner and the General Manager of Nira Dror Ltd., a company which she founded in 2006 that provides consulting and representation services. From 2003 to 2005, Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003, she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999, as General Manager for Israel. From 1986 to 1989, Ms. Dror served as the General Manager of Histour Ltd., a tourism company, and from 1979 to 1985, she served as the chief economist for Teus Azorei Pituach Ltd. Ms. Dror currently serves as chairperson of the board of BHI Global Investments (Israel). She also currently serves on the board of directors and as a member of the audit committee of the following companies:  Shlomo Insurance Company, S. Shlomo Holding Ltd., Sharonim Ltd., and Collplant Holdings Ltd. From 2012 to 2014, Ms. Dror served on the board of directors and as chairperson of the audit committee of Shemen Oil and Gas Resources Ltd. and Gas Resources Limited. She served on the board of directors and as a member of the audit committee of Tzur Shamir Holdings Ltd. from 2006 to 2013, of Dikla Insurance Company Ltd. from 2006 to 2015, and as a member of the board and as a chairperson of the audit committee of Bank Hapoalim Ltd. from 2006 to 2012. She was a member of the board of directors of H&O Ltd. from 2005 to 2008, and of Chamei Yoav Tourism from 2005 to 2008.  Ms. Dror was also a member of the executive committee of the panel of airlines in Israel from 1990 to 1999. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A. from Tel Aviv University.

20-F ClickSoftware Technologies Ltd.	Page 50

SHAI BEILIS has served as a director of the Company since 2009. Mr. Beilis is currently Chairman of the board of Keebali Media Ltd. and BotanoCap Ltd. and a member of the board of directors of Earnix Ltd. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and has been the Chairman of the board since its inception. Formula Ventures Ltd. was the advisor and General Partner of two venture capital funds: Formula Ventures I and Formula Ventures II. Mr. Beilis joined the Formula Group in 1994 as Chief Executive officer of Argotec. Mr. Beilis was CEO of Clal Computers and Technology Ltd. from 1993 to 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange. From 1987 to 1993, Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986, he was Chief Executive Officer of Yael Software and Services. From 2002 to 2006, Mr. Beilis was the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis has served as director or chairman of over sixty Israeli high tech companies (including the following Nasdaq listed companies: Wiztec Solutions Ltd. (1996 to 1999), BluePhoenix Solutions Ltd. (1995 to 2008), RadView Software Ltd. (1998 to 2010), and Formula Systems (1985) Ltd. (1997 to 2005)). Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

MENAHEM SHALGI has served as a director of the Company since 2010. Mr. Shalgi served at Amdocs Ltd. as Vice President of Business Development and M&A from 1998 to 2003, and as Vice President and Executive Account Manager from 1993 to 1998, and at various other positions from 1985 to 1993. Mr. Shalgi has served as an external director of Mind CTI since April 2005 and serves as the chairman of AfterDox Ltd., an investment house in Israel, since June 2007, and as a director at TodaCell Ltd. since 2014. Mr. Shalgi served as a director of Pilat Media PLC in the UK from 2006 until mid-2009. Mr. Shalgi holds a B.A. in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from the Weizmann Institute of Science.

There are no family relationships between any members of our executive management and our directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

6.B.	Compensation

Dr. BenBassat provides management and consulting services (as more fully described below) as a consultant and not an employee pursuant to two agreements.

One agreement is between the Company and an Israeli company substantially all of whose shares are owned by Dr. BenBassat, his wife and family members, for services provided to the Company, or the Israeli Agreement, and a second agreement between ClickSoftware Europe Limited, the Company's UK subsidiary and a Cypriot company owned by Dr. BenBassat and his wife, for services provided to non-Israeli subsidiaries of the Company, or the EU Agreement, and jointly with the Israeli Agreement, the Agreements. The percentage of time devoted to provide services to each entity are determined on an as-needed basis.

Dr. BenBassat through the relevant company, or, each, a Consulting Company, provides management and consulting services to the Company and its affiliates and acts as the Chairman and CEO of the Company. These services are provided exclusively by Dr. BenBassat on behalf of the Consulting Company. Dr. BenBassat undertook to devote sufficient time, as needed, to provide consulting services to the business and affairs of the Company and its subsidiaries. No employer-employee relationship exists between the Company and its affiliates and the relevant Consulting Company or Dr. BenBassat and the Consulting Company and Dr. BenBassat have undertaken to indemnify the Company and its subsidiaries for any payment and expense actually paid or required to be paid by the Company in connection with any decision to the contrary to the fullest extent permitted by law, up to the amounts actually received by Dr. BenBassat’s company pursuant to each of the Agreements, plus reasonable legal expenses relating to any claim. The Agreements are effective as of January 1, 2010 until terminated by a party thereof. Each Agreement may be terminated by a party thereto at any time by providing 90 days’ prior written notice to the other party. In case of Cause (as defined in the Agreements), the Agreements may be terminated without prior notice.

20-F ClickSoftware Technologies Ltd.	Page 51

The aggregate monthly consulting fee payable under both Agreements is $37,500, plus VAT, if applicable, or the Monthly Fee. The Monthly Fee is all inclusive (e.g. it includes the cost of all medical insurance, severance pay, Company car and all other fringe benefits customarily paid under employment agreements with senior executives) and represents the total cost to the Company and its affiliates and no other compensation is payable to the Consulting Companies and Dr. BenBassat except for the performance bonus and reimbursement of expenses mentioned below. For reference, the monthly base salary (excluding benefits) of Dr. BenBassat when he was employed under the employment agreement dated January 1, 2004, as amended, or the Employment Agreement, was $25,000, and thus the gross up for the “all inclusive” arrangement is 50%. In addition to the Monthly Fee, the Consulting Company may earn an annual performance bonus which will not exceed 133% of the aggregate Monthly Fee paid during the relevant calendar year, or the Bonus. The amount of the Bonus and the determination of the target milestones upon which the Bonus will be based are both be set by the Company's compensation committee after consultation with the Consulting Company. The Bonus may be reviewed annually by the Company's compensation committee for possible changes in light of Consulting Company’s performance, subject to required corporate approvals.

The Company will reimburse the Consulting Company for (i) reasonable travel, entertainment or other expenses, (ii) professional literature, magazines, conferences and events, and (iii) communication expenses (including internet and landline for Dr. BenBassat's office and mobile phone) incurred by Dr. BenBassat in the furtherance of or in connection with the provision of the Consulting Services, provided they have been incurred in accordance with the Company's expense reimbursement policy as in effect from time to time, and subject to invoices submitted by the Consulting Company to the Company. Dr. BenBassat is entitled to up to 26 vacation days per year. The amount of unutilized vacation days can be accumulated for a period of three (3) years.  In the event of a “Change of Control” (as defined in each of the Agreements) of the Company that occurs prior to the termination of the Agreements, all Options to purchase the Company’s Ordinary Shares held by Dr. BenBassat and/or Dr. BenBassat’s companies will have their vesting accelerated so as to become 100% vested.  Thereafter, the Options will continue to be subject to the terms, definitions and provisions of the Company’s share option plan pursuant to which the Options were granted, and the option agreements pursuant to which the Options were granted.  If a Consulting Company’s engagement with the Company terminates other than for "Cause" (as defined in the Agreements), and the applicable Consulting Company complies with its confidentiality, non-compete and non-solicitation undertakings under the applicable Agreement, then the Consulting Company shall be entitled to receive continuing payments of its portion of the Monthly Fee (less applicable withholding taxes, if any), as then in effect, for a period of 12 months from the date of such termination.  The equivalent provision of the Employment Agreement regarding 12 months’ severance payment has been incorporated into the Agreements. The Agreements contain provisions regarding confidentiality of Company information, ownership of inventions, as well as a twelve-month non-compete and non-solicitation undertaking of Dr. BenBassat. The EU Agreement is governed by English law and the Israeli Agreement is governed by Israeli law. The Consulting Company and Dr. BenBassat are solely responsible for paying all taxes and other compulsory payments with respect to the fees payable in accordance with the agreement and the Company and its subsidiaries withhold all taxes if and to the extent required (on the basis of legal and tax advice from its advisors).

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group of 11 persons with respect to 2014 was $3.0 million in salaries, consulting fees, directors' fees, and bonuses and other related costs compared to $1.8 million in 2013 and in 2012, and $0.3 million in amounts set aside or accrued for pension, retirement or similar benefits but does not include expenses (including business travel, professional and business association dues) compared to $0.2 million in 2013 and $0.4 million in 2012. The increase is related to the compensation of both the outgoing and incoming Chief Financial Officer reflected here, and an increased overall number of executives.

In 2014, we granted an aggregate of 319,600 options to purchase Ordinary Shares to our officers (including the option granted to Dr. Moshe BenBassat, described below) at an average exercise price of $6.23 per share. At our June 19, 2014 Annual Shareholders Meeting, or 2014 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us) to purchase 90,000 Ordinary Shares at an exercise price of $7.65, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2014 ASM.

20-F ClickSoftware Technologies Ltd.	Page 52

In 2013, we granted an aggregate of 458,000 options to purchase Ordinary Shares to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $7.80 per share. At our July 28, 2013 Annual Shareholders Meeting, or 2013 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us) to purchase 90,000 Ordinary Shares at an exercise price of $8.41, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2013 ASM.

In 2012, we granted an aggregate of 250,000 options to purchase Ordinary Shares to our officers (including the option granted Dr. Moshe BenBassat, described below) at an average exercise price of $10.03 per share. At our June 28, 2012 Annual Shareholders Meeting, or 2012 ASM, our shareholders approved the grant of options to Dr. Moshe BenBassat (or a consulting company through which he provides services to us) to purchase 100,000 Ordinary Shares at an exercise price of $8.22, the closing sale price of our Ordinary Shares on the trading day immediately preceding the 2012 ASM.

Options granted to our officers in 2012, 2013 and 2014 expire seven years after the date of the grant and vest as follows: 25% on the first anniversary date of grant and 1/48 at the end of each month thereafter.

In addition, we granted an aggregate of 49,600 restricted stock units, or RSUs, in 2014 and 48,000 RSUs in each of 2012 and 2013 to our non-employee directors in accordance with our 2000 Share Incentive Plan, as amended, or the Plan. The exercise price of the RSUs equals the par value of our Ordinary Shares, which is NIS 0.02. The Plan provides that (i) each non-employee director who is appointed as our director in 2011 or thereafter is automatically granted 8,000 RSUs, or the First Grant, upon the date such individual first becomes a director; and (ii) each non-employee director is automatically granted 8,000 RSUs, or the Subsequent Grant, following each annual meeting of our shareholders, beginning in 2011, if on such date he or she shall have served on our board of directors for at least the preceding six months. The terms of each RSU are as follows: (i) the term of the RSU shall be seven years; (ii) the exercise price per share shall be equal to the par value of each share underlying the RSU; (iii) the first grant shall vest on the first anniversary of the date of grant, provided that the grantee continues to serve as a director on such date; and (iv) each subsequent grant shall vest in twelve equal monthly installments after the date of grant, provided that the grantee continues to serve as a director on the applicable vesting date. In accordance with the approval at the 2014 ASM, there is an additional annual grant of 1,600 RSUs to Dr. Israel Borovich for as long as he serves as Chairman.

In addition to equity compensation, each non-employee director receives an annual cash compensation package of $22,000 ($26,400 with respect to that Dr. Israel Borovich for as long as he serves as Chairman in accordance with the approval at the 2014 ASM) plus VAT, if applicable, and reimbursement of expenses incurred by such director in connection with participation in meetings of the board of directors or committees thereof.

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

20-F ClickSoftware Technologies Ltd.	Page 53

The Compensation Policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company, or the Compensation Majority. The Compensation Policy must be approved by the board of directors and the shareholders every three years. In the event that the Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, if the compensation committee and the board of directors determine, based on specified reasons and following further discussion of the matter, that the Compensation Policy is in the best interests of the company. Our Compensation Policy for Executive Officers and Directors, or the Compensation Policy, was approved by our shareholders on July 8, 2013, following the recommendation of the compensation committee and approval by our board of directors.

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

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors. Under the Israeli Companies Law, the Chief Executive Officer (referred to as a "general manager" under the Companies Law) or a relative of the Chief Executive Officer may not serve as the chairman of the board of directors of a public company, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either (i) such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

20-F ClickSoftware Technologies Ltd.	Page 54

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

20-F ClickSoftware Technologies Ltd.	Page 55

Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint External Directors for their initial term, (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the Company, and provided further that at the time of such nomination or in the two years preceding such nomination, such external director or his relative are neither the shareholder who proposed such nomination, or a shareholder holding 5% or more of the company's issued share capital or voting power, in each case who, or whose controlling shareholder or any entity controlled by them (a) has business relations with the company, or (b) is a competitor of the company, or (iii) such external director nominates himself or herself for each such additional term and his or her election is approved at a shareholders meeting by the same disinterested majority as required for the election of an external director nominated by a 1% or more shareholder (as described above).

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

The term of office of External Directors of Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the External Director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the External Director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

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

20-F ClickSoftware Technologies Ltd.	Page 56

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

Audit Committee

Our audit committee consists of Dr. Nass, Ms. Dror, Mr. Beilis, Mr. Weiser and Mr. Shalgi, each of whom is "independent," as such term is currently defined in Rule 5605(a)(2) to the Nasdaq Rules. Our board of directors has determined that Dr. Nass also qualifies as an "audit committee financial expert" within the meaning of SEC rules and has the requisite experience under Nasdaq Rules. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of our Company and our subsidiaries as well as complying with the legal requirements under Israeli law and the regulation promulgated under the Sarbanes-Oxley Act of 2002. The purposes of the audit committee include:

•	overseeing the accounting and financial reporting processes of our Company and audits of its financial statements;

•	assessing the scope of work of the independent registered public accounting firm and recommending to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

•	overseeing and monitoring (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) our internal accounting and financial controls;

•	provide our board of directors with the results of its monitoring and recommendations derived therefrom;

20-F ClickSoftware Technologies Ltd.	Page 57

•	provide to our board of directors such additional information and materials as it may deem necessary to make it aware of significant financial matters that require its attention;

•	monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise our board of directors on how to correct the deficiencies;

•	decide whether to approve engagements or transactions that require Audit Committee approval under the Companies Law, relating generally to certain related party transactions, approval of the terms of employment of officers and determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures;

•	meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits;

•	assessing the our internal audit system and the performance of our internal auditor;

•	determining whistle blower procedures (including in respect of the protections afforded to whistle blowers); and

•	conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in our Company.

The Israeli Companies Law requires that extraordinary transactions of a company with its controlling shareholders shall be subject to shareholder approval at a special majority. Under a recent amendment to the Companies Law, the Audit Committee is required to classify a related party transaction as extraordinary, ordinary or negligible. The classification can be based on pre-set parameters that shall apply for a one year term. Our audit committee has not formulated pre-set parameters.

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

20-F ClickSoftware Technologies Ltd.	Page 58

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

At December 31, 2014, we had 741 full time employees. Of these employees, 248 were based in Israel, 204 in Americas, 200 in Asia Pacific and 89 in EMEA.

The following is a detailed breakdown of persons employed by main category of activity, as of December 31, 2014:

	YEAR ENDED DECEMBER 31,
Department	2014	2013	2012

Services	353	288	245
Research and Development	136	94	88
Sales and Marketing	157	146	112
General and Administrative	95	74	64
Total	741	602	509

In addition to the number of full-time employees listed above, as of December 31, 2014, we had 45 full-time contractors in Israel (compared to 79 full-time contractors as of December 31, 2013), who work at an offsite location, focusing mainly on quality assurance for our professional services and research and development organizations.

We believe that our relations with our employees are good. Neither our employees nor we are party to any collective bargaining agreements, except for provisions of such agreements that are applicable to the industry by virtue of extension orders issued under applicable Israeli or Brazilian laws.

20-F ClickSoftware Technologies Ltd.	Page 59

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Manufacturer's Association of Israel apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Outside of Israel we accrue severance pay obligations when required under the applicable laws in such jurisdictions. Severance pay obligations made to Israeli employees are significant compared to employees of our subsidiaries outside of Israel. Severance payment expenses, net of changes in the value the insurance policies and severance funds, amounted to $1,518,000 in 2014, $1,932,000 in 2013, and $1,632,000 in 2012. The decrease in 2014 was mainly due to significant exchange rate differences between the U.S. dollar and the NIS at the end of both years. The increase in 2013 and 2012 was largely attributable to appreciation in the value of the insurance policies and severance funds as well as to an increase in the number of employees. We obtain and maintain for all of our Israeli employees' pension funds or manager's insurance as required by applicable Israeli law.

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

As of March 25, 2015, each of our executive officers and directors beneficially owned less than 1% of our Ordinary Shares, with the exception of Dr. Moshe BenBassat, who beneficially owned 2,334,496 Ordinary Shares (or 6.9% of our outstanding Ordinary Shares), which includes 615,917 options for the purchase of our Ordinary Shares.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Moshe BenBassat that were outstanding as of March 25, 2015:

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT MARCH 25, 2015	NUMBER EXERCISABLE AT MARCH 25, 2015(1)	EXPIRATION DATE

1.93-2.81	178,000	178,000	2015
5.91	100,000	100,000	2017
7.65	90,000	-	2021
8.12	130,000	130,000	2016
8.22	100,000	70,833	2019
8.41	90,000	41,250	2020
9.71	100,000	95,834	2018
	788,000	615,917

(1) Includes options for Ordinary Shares held that are exercisable within 60 days of the date stated above.

20-F ClickSoftware Technologies Ltd.	Page 60

Share Incentive Plans

We have established a number of employee option plans containing terms and conditions for the vesting and exercising of options granted to employees for the purchase of our Ordinary Shares.

Our umbrella stock Plan was adopted in 2000 and defines our stock option pool available for grants worldwide. Employees outside of the United States typically receive options under a local stock option plan from the worldwide pool defined by the Plan. Pursuant to the Plan’s evergreen mechanism, or Evergreen Mechanism, the number of Ordinary Shares made available thereunder automatically increases on the first day of the Company's fiscal year to equal the lesser of: (i) 5% of the outstanding Ordinary Shares on such date, (ii) 1,250,000 Ordinary Shares or (iii) an amount determined by the Company's board of directors. In accordance with the Evergreen Mechanism, the board of directors increased the number of Ordinary Shares reserved under the Plan by 7,097,269 Ordinary Shares in the aggregate. The board of directors elected not to activate the Evergreen Mechanism for 2014 and 2015 as it deemed the current size of the reserve suitable for our short term needs. As of March 25, 2015, 1,554,403 options were available under the Plan.

The purposes of the Plan are to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in our Company. The Plan will expire in 2017, unless terminated earlier by the board of directors.

The Plan was amended at our 2010 ASM to include the right to grant RSUs in accordance with the procedures and oversight applicable to option grants. Currently, RSUs have been granted only to independent directors. For more information about grants of RSUs to our directors, please see Item 6.B. "Compensation".

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

In 2001, we adopted the 2000 Approved U.K. Share Scheme for our employees located in the United Kingdom (which was renewed in 2013) and in 2003, we adopted the 2003 Israeli Share Option Plan for our employees located in Israel, both of which were adopted under the Plan.

20-F ClickSoftware Technologies Ltd.	Page 61

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders

The following table sets forth, as of the date indicated below, the total number of Ordinary Shares beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. Unless otherwise set forth below, the information below reflects holdings as of March 25, 2015.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent (1)
Dr. Moshe BenBassat (2)	2,334,496	6.9%
Idit BenBassat (3)	1,781,735	5.4%
G. Nicholas Farwell (4)	2,164,200	6.5%
FMR LLC (5)	2,818,376	8.5%
Soros Fund Management LLC (6)	3,130,000	9.4%
Boston Partners (7)	2,245,666	6.7%
Vector Capital, L.L.C. (8)	1,928,529	5.9%
Officers and directors as a group (9) (10 persons)	2,829,455	8.4%

(1)	The percentages shown are based on 33,287,210 shares issued and outstanding as of March 25, 2015.

(2)	Includes (i) 308,000 options to purchase the Company's ordinary shares, exercisable within 60 days of March 25, 2015 held by Dr. BenBassat; (ii) 1,718,579 shares held by Dr. BenBassat and (iii) 307,917 options to purchase the Company's Ordinary Shares exercisable within 60 days of March 25, 2015 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. BenBassat (the "Plataine Options"). The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine Technologies Ltd. The Plataine Options are reported as beneficially owned in their entirety by both Idit BenBassat, on the amendment to Schedule 13G she filed on February 13, 2015, and by Dr. BenBassat, herein, because of their shared control of Plataine Technologies Ltd.; however, they constitute only a single set of options.

(3)	Based on Amendment No. 4 to Schedule 13G filed with the SEC on February 13, 2015 by Idit BenBassat, and which reflects holdings as of December 31, 2014. Includes 1,491,944 shares held by Idit BenBassat and 289,791 options to purchase the Company's Ordinary Shares exercisable within 60 days of December 31, 2014 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. Moshe BenBassat. The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine Options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat and Idit BenBassat on the amendments to Schedule 13G that each filed because of their shared control of Plataine Technologies Ltd., but constitute only a single set of options.

(4)	Based solely on information provided by G. Nicholas Farwell to us on March 1, 2015.

(5)	Based solely on Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2015 by FMR LLC and certain of its affiliates, which reflect holdings as of December 31, 2014. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC.

(6)	Based solely on Amendment No. 1 to Schedule 13F filed with the SEC on December 31, 2014 by Soros Fund Management LLC and its affiliates George Soros and Robert Soros, and which reflect holdings as of December 31, 2014.

(7)	Based solely Amendment No. 1 to Schedule 13G filed with the SEC on March 9, 2015 by Boston Partners and which reflects holdings as of February 28, 2015.

(8)	Based solely on Schedule 13D filed with the SEC on March 6, 2015 by Vector Capital, L.L.C. and its affiliates Vector Capital IV, L.P., Vector Capital Partners IV, L.P., Vector Entrepreneur Fund III, L.P, Vector Capital Partners III, L.P. and Alexander R. Slusky, and which reflect holdings as of February 25, 2015.

(9)	Includes 870,411 Ordinary Shares for which options and RSUs exercisable within 60 days of the date stated above, but does not include 500,350 Ordinary Shares for which options and RSUs granted to officers and directors which are not currently, and will not within 60 days be, exercisable.

20-F ClickSoftware Technologies Ltd.	Page 62

Changes in the percentage of ownership of major shareholders during the past three years were as follows (+):

	Year Ended December 31,		Year Ended December 31,
	2011		2014
		%		%
Total shares	31,368,888		33,136,302
Dr. Moshe BenBassat (1)	2,316,287	6.9%	2,316,370	7.0%
Idit BenBassat (2)	1,621,527	5.2%	1,781,735	5.4%
FMR LLC (3)	2,698,798	8.6%	2,818,376	8.5%
Soros Fund Management LLC (4)	(*)	-	3,130,000	9.4%
Boston Partners (5)	(*)	-	2,098,597	6.3%
G. Nicholas Farwell (6)	2,134,105	6.8%	2,164,200	6.5%

(*) Not known to us.

(+)	In addition, on March 6, 2015, Vector Capital, L.L.C. and its affiliates Vector Capital IV, L.P., Vector Capital Partners IV, L.P., Vector Entrepreneur Fund III, L.P, Vector Capital Partners III, L.P. and Alexander R. Slusky filed a Schedule 13D indicating that they owned 1,928,529 Ordinary Shares, or 5.9%, as of February 25, 2015. We do not have information of their holdings as of December 31, 2014.

(1)	Based on Amendment No. 14 to Schedule 13G filed with the SEC on February 13, 2015 by Dr. Moshe BenBassat which reflects holdings as of December 31, 2014. Includes (i) 308,000 options to purchase the Company's ordinary shares, exercisable within 60 days of December 31, 2014 held by Dr. BenBassat; (ii) 1,718,579 shares held by Dr. BenBassat and (iii) 289,791 Plataine Options to purchase the Company's Ordinary Shares exercisable within 60 days of December 31, 2014 held by Plataine Technologies Ltd. The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine Technologies Ltd. The Plataine Options are reported as beneficially owned in their entirety by both Idit BenBassat, on the amendment to Schedule 13G she filed on February 13, 2015, and by Dr. BenBassat, herein, because of their shared control of Plataine Technologies Ltd.; however, they constitute only a single set of options.

(2)	Based on Amendment No. 4 to Schedule 13G filed with the SEC on February 13, 2015 by Idit BenBassat, and which reflects holdings as of December 31, 2014. Includes 1,491,944 shares held by Idit BenBassat and 289,791 options to purchase the Company's Ordinary Shares exercisable within 60 days of December 31, 2014 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. Moshe BenBassat. The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine Options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat and Idit BenBassat on the amendments to Schedule 13G that each filed because of their shared control of Plataine Technologies Ltd., but constitute only a single set of options.

(3)	Based solely on Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2015 by FMR LLC and certain of its affiliates, which reflect holdings as of December 31, 2014. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC.

(4)	Based solely on Amendment No. 1 to Schedule 13F filed with the SEC on December 31, 2014 by Soros Fund Management LLC and its affiliates George Soros and Robert Soros, and which reflect holdings as of December 31, 2014.

(5)	Based solely on a Schedule 13G filed with the SEC on February 11, 2015 by Boston Partners which reflects holdings as of December 31, 2014. On March 9, 2015, Boston Partners filed an Amendment No. 1 to Schedule 13G indicating that as of February 28, 2015, it owned 2,245,666 of our Ordinary Shares.

(6)	Based solely on information provided by G. Nicholas Farwell to us on March 1, 2015.

Our major shareholders do not have different voting rights from each other or other shareholders.

According to our transfer agent, as of December 31, 2014, there were 19 holders of record of our Ordinary Shares in the United States, representing approximately 96% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of our Ordinary Shares are held by brokers or other nominees. None of the Company’s preferred Shares are issued or outstanding.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person severally or jointly.

20-F ClickSoftware Technologies Ltd.	Page 63

7.B.	Related party transactions

Since January 1, 2014, we have engaged in no material transactions with related parties, nor are there any outstanding loans to related parties concerning this period of time, except for service agreements with our Chief Executive Officer Dr. Moshe BenBassat and compensation to our directors and officers (See Item 6.B "Compensation").

7.C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated statements and other financial information

See Item 18 – Financial Statements.

Export Sales

Export sales from Israel in 2014 were $126.0 million, or 99.9% of revenues, compared with $103.0 million, or 99.8% of revenues, in 2013, and $99.6 million, or 99.5% of revenues, in 2012.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

We do not have a formal dividend policy governing the amounts and payment of dividends. Until 2011, we retained all earnings for use in our business. During 2011, we declared a cash dividend to our shareholders in the amount of $10 million ($0.32 per share). During 2011, we distributed a cash dividend of $7.5 million ($0.24 per share). During 2012, we declared a cash dividend to our shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share). During 2013, we declared a cash dividend to our shareholders in the amount of $6.7 million ($0.21 per share) and distributed a cash dividend of $6.7 million ($0.21 per share). Payment of future dividends is at the discretion of our board of directors. We did not declare any dividends in 2014.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details

Our Ordinary Shares are listed for trading on the Nasdaq Global Select Market. The following table sets forth for the periods listed the high and low market prices of our Ordinary Shares on the Nasdaq Global Select Market (since July 1, 2009) or Nasdaq Capital Market (prior to July 1, 2009).

20-F ClickSoftware Technologies Ltd.	Page 64

	High	Low
Annual Information	($)	($)
2010	8.07	4.82
2011	10.70	7.24
2012	12.98	6.88
2013	9.06	5.84
2014	10.68	6.77

Quarterly Information
First quarter 2013	9.06	7.91
Second quarter 2013	8.37	7.01
Third quarter 2013	8.41	5.84
Fourth quarter 2013	7.57	5.88
First quarter 2014	10.68	7.27
Second quarter 2014	10.26	7.34
Third quarter 2014	8.96	7.57
Fourth quarter 2014	8.08	6.77

Monthly Information
September 2014	8.37	7.88
October 2014	8.08	6.77
November 2014	7.59	7.17
December 2014	7.40	7.01
January 2015	7.30	7.05
February 2015	8.40	7.05
March 2015 (through March 24)	9.30	8.26

9.B.	Plan of distribution

Not applicable.

9.C.	Markets

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

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

20-F ClickSoftware Technologies Ltd.	Page 65

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Memorandum and articles of association

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

•	Our articles of association provide that a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or our audit committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

20-F ClickSoftware Technologies Ltd.	Page 66

•	Our articles of association provide that, subject to the Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

•	Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

•	The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

•	Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our Company in order to qualify to serve as directors.

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 2,100,000, divided into: (i) 100,000,000 Ordinary Shares, and (ii) 5,000,000 Special Preferred Shares of NIS 0.02 par value each. Our Ordinary Shares do not have preemptive rights.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

20-F ClickSoftware Technologies Ltd.	Page 67

•	No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least 33% of our total voting rights. A meeting adjourned for lack of quorum is adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting is convened at the demand of shareholders as permitted by of the Companies Law, then a quorum at such adjourned meeting shall be one or more shareholders holding in the aggregate at least 5% of our issued share capital and at least 1% of our voting rights, or one or more shareholders who hold in the aggregate at least 5% of our voting rights. Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower general quorum requirement of 33% of our outstanding shares and an even lower quorum in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting.

•	Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further or casting vote.

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

20-F ClickSoftware Technologies Ltd.	Page 68

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

20-F ClickSoftware Technologies Ltd.	Page 69

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

20-F ClickSoftware Technologies Ltd.	Page 70

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Potential Issues that Could Delay a Merger

Our articles of association provides for a staggered board of directors, which could delay, defer or prevent a change of control. In addition, certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. For example, any merger or acquisition of us will require the prior consent of the OCS. See Item 3.D – Risk factors "We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity."

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

We have entered into service agreements with our Chief Executive Officer, Dr. Moshe BenBassat (See Item 6.B "Compensation").

On February 17, 2014, we entered into the Merger Agreement.

On March 4, 2014, in accordance with the Merger Agreement, Sub was merged with and into Xora, the separate corporate existence of Sub ceased, and Xora continued as the surviving corporation and our wholly-owned subsidiary. Under the terms of the Merger Agreement, the initial consideration for the transaction was approximately $15 million in cash, including working capital and cash adjustments.

The Merger Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in general, expire on March 3, 2016. Under the Merger Agreement, certain stockholders of Xora agreed to indemnify the Company for damages arising out of breaches or inaccuracies of Xora's or Xora stockholders' representations, warranties and covenants subject to certain limitations, including, in general, that Xora stockholders shall not be liable for any losses until the aggregate amount of losses exceeds the Threshold, and once such Threshold has been reached, the Xora stockholders shall be liable for their pro rata portion of such losses, including the Threshold. Notwithstanding the foregoing, the Threshold will not apply to any losses arising from fraud or willful breach of the Merger Agreement, Xora’s breach of the representations and warranties regarding organization, company capital structure, authority or tax matters, and certain other losses as specified in the Merger Agreement. The indemnification obligation of the Xora stockholders is subject to the Cap. The amount of the Cap is subject to an escrow, which terminates on March 3, 2016. The Cap is subject to certain exceptions similar to those applicable to the Threshold, but in no event shall a stockholder be liable for more than its pro rata portion of any particular loss or an amount in excess of the consideration it is eligible to receive under the Merger Agreement.

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

20-F ClickSoftware Technologies Ltd.	Page 71

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

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us and to government programs from which we and some of our group companies benefit. The following also contains a discussion of material Israeli and U.S. tax consequences to persons purchasing our Ordinary Shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult their own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

Israeli Taxation Considerations

General Corporate Tax Structure

In general, Israeli companies were subject to tax at the rate of 26.5% on their ordinary income in 2014. Corporate income tax rates were 25% in 2013 and 2012, and 24% in 2011. The corporate income tax rate was scheduled to be gradually reduced to 18% in 2016 and beyond, however, this scheduled gradual reduction in corporate tax rates was repealed in 2011. In 2013, the corporate tax rate was increased to 26.5% with respect to 2014 and thereafter. Companies which qualify for "Approved Enterprise", “Privileged Enterprise” or “Preferred Enterprise” status may be subject to lower tax rates on their income derived from such activities – see discussion below.

An Israeli company may be subject to Israeli taxation on the income of its non-Israeli subsidiaries, as a deemed dividend. As such, it may be eligible for a foreign tax credit on income taxes paid by the subsidiary in its country of residence on said income, according to the terms and conditions determined in the Israeli Tax Ordinance.

Taxable results of Israeli companies up to, and including, the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index under the Inflationary Adjustments Law which was repealed commencing from tax year 2008.

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

20-F ClickSoftware Technologies Ltd.	Page 72

In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three years.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, will avail ourselves of any benefits under this law in the future, or that Industrial Companies will continue to enjoy such tax benefits in the future.

Law for the Encouragement of Capital Investments, 1959

General. With the introduction of the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, the government of Israel has provided grants and certain tax benefits to Industrial Companies which obtained approvals for the status of an “Approved Enterprise” or, following subsequent amendments to the Investment Law, qualified for the “Privileged Enterprise” or the “Preferred Enterprise” status.

Prior to the Amendment of the Law in 2005, an Approved Enterprise status and the relevant grants or tax benefits, were given to companies after their investment plans were approved by the Investment Center of the Ministry of Industry and Trade of the State of Israel in a Letter of Approval.

Following the 2005-Amendment, a company could no longer obtain an Approved Enterprise status for programs on which an application for an approved enterprise status was submitted after December 31, 2004. The 2005-Amendment defined the Privileged Enterprise status which enabled companies to enjoy the tax benefits, without a prior approval, by complying with the prerequisites in the Law as a contributor to the country’s economic growth (mostly by a minimum of 25% of their income for the program derived from exports).

In a subsequent amendment, which came into effect in 2011, companies could no longer obtain the Privileged Enterprise status for programs ending after December 31, 2012.

Until the 2011-Amendment, the Law enabled eligible companies to apply for a government grant or an alternative track of tax benefits. Following the 2011-Amendment only companies in designated peripheral regions can apply for a government grant, in addition to the tax benefits.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise and a Privileged Enterprise was subject to corporate tax at the rate of up to 25%, instead of the tax rates under the "General Corporate Tax Structure", for a certain period of time. The benefit period in the central regions was a period of seven years commencing in the year in which the Approved Enterprise first generated taxable income. The benefit period may have been shorter as it was limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of the Letter of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may have extended to a maximum of ten years or fifteen years from the commencement of the benefit period. A company which operated under more than one approval or that had capital investments which were only partly approved (such a company being designated as a Mixed Enterprise), may have had an effective company tax rate that was the result of a weighted combination of the various applicable rates.

Companies having Approved Enterprises or Privileged Enterprises in which holding by foreign shareholders exceeded 25% of the total shareholding, qualified for reduced tax rates for an additional three years, after the seven years mentioned above. The company tax rate applicable to income earned from Approved Enterprise and Privileged Enterprise programs in the benefit period by a company meeting these thresholds were as follows:

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

20-F ClickSoftware Technologies Ltd.	Page 73

Entitlement to these tax benefits for enterprises to which received a Letter of Approval from the Investment Center prior to December 31, 2004 was subject to the final ratification of the Investment Center, and was conditioned upon fulfillment of all terms specified in the Letter of Approval. Entitlement to tax benefits for Privileged Enterprises was subject to meeting the prerequisites in the Investment Law for the Privileged Enterprise status for each tax year.

Under the 2011-Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the benefits under the 2005-Amendment, which were limited to income from Approved Enterprises or Privileged Enterprises during their benefits period. Under the 2011-Amendment, the uniform tax rate was scheduled to be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5% respectively in 2013-2014 and 6% and 12% from 2015 and thereafter. However, an amendment in 2013 increased the applicable uniform rates to 9% and 16%, respectively from 2014 and thereafter.

Under the transition provisions of the 2011 Amendment, a company may elect to implement the Preferred Enterprise status by irrevocably waiving its benefits provided under the Approved Enterprise or Privileged Enterprise programs, or to remain subject to the benefits under the Approved Enterprise or Privileged Enterprise programs.

In addition to the tax benefits described above, the Investment Law also provides that an Approved Enterprise, Privileged Enterprise or Preferred Enterprise is entitled to accelerated depreciation on property and equipment included in an approved investment program, generally ranging from 200% for equipment, to 400% for buildings, of ordinary depreciation rates during the first five tax years of the operation of these assets with a ceiling of 20% per year for depreciation on buildings.

From time to time, the Government of Israel has discussed reducing or modifying the requirements for the benefits available to companies under the Investment Law and currently such proposal is in discussion. The termination, or substantial reduction, of any of the benefits available under the Investment Law could have a material adverse effect on the future taxation of our Company in Israel.

A company which distributes a dividend out of exempt income derived from the Approved Enterprise(s) will be subject to tax in respect of the gross amount distributed (including the recipient's withholding tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company's shares. A similar tax applies to a distribution out of exempt income derived from the Privileged Enterprise, or upon the complete liquidation of such a company.

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

The profits derived by a Preferred Enterprise can be distributed as dividends with no additional taxation to the distributing company, subject to a 15% withholding tax and 20% withholding tax for distributions occurring after 1.1.2014 (or a lower rate, under an applicable tax treaty).

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, a distributing company is not obligated to distribute exempt retained profits under the Alternative Track, and such company may generally decide from which year's profits to declare dividends.

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise or Privileged Enterprise income on their taxable income during the benefits period) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay the corporate tax with respect to such exempt profits. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. The election is irrevocable.

20-F ClickSoftware Technologies Ltd.	Page 74

Through 2013 we benefited from tax benefits as an Approved Enterprise and Privileged Enterprise. In 2013 we elected to waive our benefits from the Approved Enterprise and Privileged Enterprise and adopt the Preferred Enterprise status and its respective tax benefits. During 2013 we have elected to take advantage of the lower rate offered on the payment on our entire exempt income earned through 2011 and were required to pay about $0.7 million as a one-time payment.

We believe that we qualify as an Industrial Corporation and as a Preferred Enterprise, and that we qualified as an Approved Enterprise and Privileged Enterprise in respective prior tax years, however there can be no assurance that we will continue to qualify for such benefits in the future, or that the provisions of the Investment Law will not change with respect to future benefits. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest.

Additional Taxes on Our Income

Notwithstanding the foregoing, proceeds received from the sale of our products may be deemed to be royalties under the domestic law of the country of residence of the purchaser/licensee or under an applicable tax treaty and, as such, subject to withholding tax in such country.

Where withholding tax is paid by our Company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our Company for Israeli income tax purposes, pursuant to any relevant income tax treaty, and under Israeli law offsetting taxes on income derived from the same source. Under Israeli law, we may carry forward any unused credit to utilize in a limited number of future tax years.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the Government of Israel and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved as above are deductible in equal portions over a three-year period.

Under the R&D Law, research and development programs that meet specified criteria and are approved by a committee of the OCS are provisioned to different aspects with regards to manufacturing and the location of IP. Generally, the R&D Law requires that the manufacturing of any product developed under the support of the OCS shall be in Israel. In the event that any portion of the manufacturing is not performed in Israel, and as long as it is approved by the OCS, the company is required to pay royalties in the amount of up to three times the received grants (linked to the dollar and carrying interest), as well as in an increased paying rate. Since we develop software, there is no actual manufacturing, and therefore the location of manufacturing according to the R&D Law is irrelevant.

The R&D Law’s cap regulations also provide that know-how developed under the support of the OCS may not be transferred to third parties without the approval of a Research Committee of the OCS. Nevertheless, the Israeli government has recognized the fact that in today’s global economy, a need may arise for a company to transfer its IP abroad. Therefore, the Israeli government may allow IP transfer outside Israel; however such transfer may be subject to payment of royalties to the OCS.

The maximum aggregated transfer fees are calculated according to the "basic amount", which is the IP value multiplied by the proportion of the OCS’s support of the total R&D expenses. The basic amount is subject to depreciation from the fourth year onwards, at the rate of 1/7 per year, up to the aggregate of the grants received, plus Annual Interest, less the royalties paid. Pursuant to amendment number 5, effected on 2012, the transfer of IP and its related fees are addressed by:

a.	Differentiating between cases entailing transfer of ownership to a foreign entity with business activity remaining in Israel and cases entailing transfer of IP resulting in substantial termination of local activities.
b.	Setting maximal transfer fees for each case: up to 3 times the amount of the received grants when the Research Committee is convinced that the core business activity, namely 75% of the R&D team, has remained in Israel for at least 3 years, and up to 6 times the amount of the received grants in the case of liquidation of activities in Israel.

20-F ClickSoftware Technologies Ltd.	Page 75

Therefore, in the event that the Company transfers know-how developed with the support of the OCS within 10 years from the year of the OCS’ last grant, the Company may be required to pay additional royalties based on the formula detailed above.

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 30%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%. The real capital gain derived by a corporation will be generally subject to tax at the corporate tax rate (24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and thereafter). However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and thereafter). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 45% in 2011, up to 48% in 2012, up to 45% in 2013 and up to 48% in 2014, and up to 39% from 2016 and thereafter) and the regular corporate tax rate for corporations (24% in 2011, 25% in 2012 and 2013, 26.5% in 2014 and thereafter) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned). Since January 1, 2013, tax applied at a rate of 2% for individuals whose income in the tax year exceeds the amount of NIS 811,560.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (at a tax rate in 2011 of 24% and 25% in 2012-2013 and 26.5% in 2014 and thereafter for a corporation and a marginal tax rate of up to 45% in 2011, up to 48% in 2012, up to 45% in 2013, up to 48% in 2014 and up to 39% in 2016 and thereafter for individuals). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbroker or financial institution through which the sold securities are held, are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

20-F ClickSoftware Technologies Ltd.	Page 76

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

Dividends

A distribution of dividend from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income attributed to a “Preferred Enterprise” starting from January 1, 2014 is subject to a withholding tax of 20%. A distribution of dividend from income, which is not attributed to an "Approved Enterprise" to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with others, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, or 20% for a dividend attributed to a Preferred Enterprise distributed after January 1, 2014; (ii) Israeli resident individual – 15%, or 20% for a dividend attributed to a Preferred Enterprise distributed after January 1, 2014; and (iii) non-Israeli resident – 15%, or 20% for a dividend attributed to a Preferred Enterprise distributed after January 1, 2014, subject to a reduced tax rate under an applicable double tax treaty.

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

20-F ClickSoftware Technologies Ltd.	Page 77

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

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation". A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

20-F ClickSoftware Technologies Ltd.	Page 78

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61day holding period. Finally, U.S. Holders who elect to treat the dividend income as "investment income" pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

20-F ClickSoftware Technologies Ltd.	Page 79

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

20-F ClickSoftware Technologies Ltd.	Page 80

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

20-F ClickSoftware Technologies Ltd.	Page 81

The HIRE Act may impose withholding taxes on some types of payments made to "foreign financial institutions" and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

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

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in the Americas, EMEA, and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2014, 58% of our revenues and 36% of our expenses were denominated in U.S. dollars. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material adverse effect on our business, financial condition and results of operations. We believe that our exposure to currency exchange rate risk is somewhat reduced due to the number of different countries and currencies in which we conduct business, including the main currencies of NIS, British pounds and Euros. For example, a ten percent increase or decrease from 2014 exchange rates could have a net effect of about $2.8 million on our operating income. In 2014, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $2.6 million, a decrease in costs of revenues by $1.2 million and a decrease in operating expenses by $2.4 million.

20-F ClickSoftware Technologies Ltd.	Page 82

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in Euros, British pounds, NIS and Australian dollars. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss. We enter from time to time into forward contracts related to foreign currencies in order to protect against monetary balances denominated in foreign currencies, and certain forecasted transactions. We do not participate in any speculative investments. As of December 31, 2014, we had short forward exchange contracts to sell up to Euro 5.2 million for a total amount of $6.3 million, British Pounds 1.3 million for a total amount of $2.0 million and Australian Dollar 2.9 million for a total amount of $2.4 million.

Interest Rate Risk. As of December 31, 2014, we had cash, cash equivalents and short-term investments of $43.7 million, which consist mainly of cash, short-term bank deposits with major banks, government and corporate bonds. Of this, a total of $8.0 million is denominated in non-U.S. dollar currencies. Nearly all of these cash and investments are not insured by the FDIC or similar governmental deposit insurance outside the United States. We believe a substantial decrease in market interest rates or market value would have an immaterial impact on our business, financial condition and results of operations. Our policy is that up to $10 million of our total cash and investments may be invested in equity of companies that have a policy to regularly distribute dividends or in ETFs of a similar nature. As of December 31, 2014, none of our cash, cash equivalents and investments were invested in equity securities of such companies.

The following table provides information about our investment portfolio, cash, and investments as of December 31, 2014 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2015
(in thousands of dollars)
A) Cash, cash equivalents and investments portfolio:
Cash and cash equivalents	$30,605
Average interest rate	0.1%
Government and corporate bonds	$9,855
Average interest (yield) rate	0.8%
Bank deposits	$3,205
Average interest rate	1.5%
Equity securities	$-
Total cash, cash equivalents and investments portfolio	$43,665

B) Long-term debts:
None

Item 12.	Description of Securities other than Equity Securities

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

20-F ClickSoftware Technologies Ltd.	Page 83

Part two

Item 13.	Defaults, dividend arrearages and delinquencies

None.

Item 14.	Material modifications to the rights of security holders and use of proceeds

None.

Item 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, as of the end of the period covered by this report and we are in process of implementing a new COSO (2013) framework. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As permitted for acquired businesses, the scope of our assessment of the effectiveness of internal control over financial reporting does not include Xora, which was acquired on March 5, 2014. Xora represented 18% and 11% of our consolidated assets and revenues, respectively, as of and for the year ended December 31, 2014. Our assessment of internal control over financial reporting for fiscal year 2015 will include Xora.

20-F ClickSoftware Technologies Ltd.	Page 84

(c) Attestation Report of the Registered Public Accounting Firm

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited the independent registered public accounting firm that audited our 2014 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Dr. Shlomo Nass, a member of our audit committee, is an audit committee financial expert, as defined under the rules of the Exchange Act, and is independent in accordance with applicable rules of the Exchange Act and Nasdaq Rules.

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

Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited has served as our principal independent registered public accounting firm for each of the three years ended December 31, 2014, 2013 and 2012.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013

Audit fees (1)	$180,000	$177,000
Audit-related fees	-	-
Tax fees (2)	18,000	48,000
All other fees (3)	37,500	-
Total	$235,500	$225,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting in India and Israel.

(3)	Includes fees for services related to due diligence on the purchase of intangible assets in connection with the Xora acquisition.

Pre-Approval of Auditors' Compensation

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. 100% of the non-audit services provided to us by the independent auditors in 2014 and 2013 were either pre-approved by the full audit committee, or by the Chairman of the Audit Committee, who was delegated by the audit committee to approve the non-audit services provided by our independent auditors for amounts up to $20,000 per instance (subject to later ratification by the audit committee). All approvals by the Chairman of the Audit Committee were duly ratified.

20-F ClickSoftware Technologies Ltd.	Page 85

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

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

As described in Item 10.B. "Memorandum and articles of association," Rule 5620(c) to Nasdaq Rules requires that an issuer listed on the Nasdaq Global Select Market has a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of such issuer's common voting stock. However, our articles of association, consistent with the Companies Law, provide for a minimum quorum requirement of 25% of our outstanding shares and even lower in the event that the required quorum is not present within half an hour from the time appointed for holding an adjourned meeting, or, in the case the meeting that was adjourned was convened by the shareholders, if the required quorum is not present at the time appointed for holding such adjourned meeting. Our quorum requirements for an adjourned meeting do not comply with the Nasdaq requirements and we instead follow our home country practice.

We have chosen to follow our home country practice in lieu of the requirements of Rule 5250(d)(1), relating to an issuer's furnishing of its annual report to shareholders and we post our annual report on Form 20-F on our website (www.clicksoftware.com) as soon as practicable following the filing of the annual report on Form 20-F with the SEC.

Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the material amendment of such an arrangement must be approved by our compensation committee, board of directors and shareholders, in that order.

The requirements regarding the director nominations process.  We do not have a nomination committee. Under Israeli law and practice, our board of directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See Item 6C. – “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

The Nasdaq Rules require that an issuer listed on the Nasdaq Global Select Market maintain a majority of independent directors. Instead, we follow Israeli law and practice, which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. We do have the mandated three independent directors, within the meaning of the rules of the SEC and Nasdaq, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

20-F ClickSoftware Technologies Ltd.	Page 86

Under Israeli law and practice, shareholder approval is not required for a private placement in a public company, whose shares are traded only outside of Israel.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

Part Three

Item 17.	Financial statements

Not applicable.

Item 18.	Financial statements

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

20-F ClickSoftware Technologies Ltd.	Page 87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 25, 2015

20-F ClickSoftware Technologies Ltd.	Page 88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ClickSoftware Technologies Ltd.

Petach Tikva, Israel

We have audited the internal control over financial reporting of ClickSoftware Technologies Ltd. and subsidiaries (the “Company”) as of December 31 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Xora, Inc, which was acquired on March 5, 2014 and whose financial statements constitute 18% and 11% of the Company's consolidated assets and consolidated revenues, respectively, as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Xora, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 25, 2015 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 25, 2015

20-F ClickSoftware Technologies Ltd.	Page 89

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	DECEMBER 31,
	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$30,605	$25,346
Deposits (Note 3)	3,205	9,001
Marketable securities (Note 3)	9,855	22,586
Trade receivables, net of allowance for doubtful accounts of $605 and $500 as of December 31, 2014 and 2013, respectively (Note 4)	25,849	22,490
Deferred taxes (Note 14)	1,680	1,740
Other receivables and prepaid expenses (Note 5)	3,957	4,408
Total Current Assets	$75,151	$85,571

Long-Term Assets:
Deposits (Note 6 & Note 11A)	$1,335	$1,072
Other receivables and prepaid expenses (Note 5)	368	218
Severance pay funds (Note 7)	1,719	2,052
Deferred taxes (Note 14)	3,280	2,060
Identifiable intangible assets, net (Note 8)	4,679	-
Goodwill (Note 8)	7,199	1,572
Property and equipment, net (Note 9)	4,979	5,023
Total Long-Term Assets	$23,559	$11,997

TOTAL ASSETS	$98,710	$97,568

Liabilities and Shareholders' Equity
Current Liabilities:
Current maturities of debt	$103	$-
Accounts payable and accrued expenses (Note 10)	18,664	17,707
Deferred revenues	13,930	13,420
Total Current Liabilities	$32,697	$31,127

Long-Term Liabilities:
Long term debt	$70	$-
Accrued severance pay (Note 7)	4,276	4,840
Deferred tax liability (Note 14)	20	40
Deferred revenues	3,622	4,642
Total Long-Term Liabilities	$7,988	$9,522

Total Liabilities	$40,685	$40,649

Commitments and Contingencies (Note 11)

Shareholders' Equity (Note 12):
Special preferred shares NIS 0.02 par value:
Authorized – 5,000,000 as of December 31, 2014 and 2013;
No issued and outstanding shares as of December 31, 2014 and 2013;
Ordinary shares of NIS 0.02 par value:
Authorized - 100,000,000 as of December 31, 2014 and 2013;
Issued – 33,175,302 shares as of December 31, 2014 and
32,533,575 as of December 31, 2013
Outstanding – 33,136,302 shares as of December 31, 2014 and
32,494,575 shares as of December 31, 2013;	$140	$137
Additional paid-in capital	97,511	92,301
Accumulated other comprehensive (loss) income	(372)	703
Accumulated deficit	(39,211)	(36,179)
	$58,068	$56,962
Treasury shares, at cost: 39,000 shares	(43)	(43)
Total Shareholders' Equity	$58,025	$56,919

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$98,710	$97,568

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 90

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2014	2013	2012
Revenues (Note 13):
Software license	$27,277	$27,083	$33,882
Cloud subscriptions	18,723	1,596	659
Support	34,437	31,040	26,564
Cloud subscriptions and support	$53,160	$32,636	$27,223
Consulting	45,776	43,462	38,941
Total revenues	$126,213	$103,181	$100,046

Cost of revenues:
Software license	2,562	2,471	2,649
Cloud subscriptions and support	14,632	6,189	4,959
Consulting	36,808	35,647	31,263
Total cost of revenues	$54,002	$44,307	$38,871

Gross profit	$72,211	$58,874	$61,175

Operating expenses:
Research and development	19,163	15,970	13,146
Selling and marketing	45,753	39,706	31,977
General and administrative	10,901	9,121	8,779
Restructuring and related expenses	749	-	-
Total operating expenses	$76,566	$64,797	$53,902
Operating (loss) income	$(4,355)	$(5,923)	$7,273
Other income	-	-	110
Financial income, net	1,275	839	274
Net (loss) income before taxes	$(3,080)	$(5,084)	$7,657
Taxes on income (Tax benefit) (Note 14)	(48)	(924)	169
Net (loss) income	$(3,032)	$(4,160)	$7,488

Other comprehensive income, net of tax:
Gain (loss) from marketable securities	(578)	411	37
Gain (loss) from derivatives designated for cash flow hedge	(497)	(267)	689
Comprehensive (loss) income	$(4,107)	$(4,016)	$8,214

Basic net (loss) earnings per share	$(0.09)	$(0.13)	$0.24
Diluted net (loss) earnings per share	$(0.09)	$(0.13)	$0.23

Shares used in computing basic net (loss) earnings per share	32,912,107	32,048,030	31,545,435
Shares used in computing diluted net (loss) earnings per share	32,912,107	32,048,030	32,837,789

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 91

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Number of Ordinary Shares	Share Capital	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Treasury Shares	Total

Balance as of January 1, 2012	31,368,888	$131	$84,383	$(25,200)	$(167)	$(43)	$59,104

Employee options exercised	286,054	1	649	-	-	-	650
Stock-based compensation expense related to employees and non-employees	-	-	2,534	-	-	-	2,534
Accumulated other comprehensive income	-	-	-	-	726	-	726
Dividend	-	-	-	(7,584)	-	-	(7,584)
Net income	-	-	-	7,488	-	-	7,488
Balance as of December 31, 2012	31,654,942	$132	$87,566	$(25,296)	$559	$(43)	$62,918

Employee options exercised	839,633	5	1,991	-	-	-	1,996
Stock-based compensation expense related to employees and non-employees	-	-	2,744	-	-	-	2,744
Accumulated other comprehensive income	-	-	-	-	144	-	144
Dividend	-	-	-	(6,723)	-	-	(6,723)
Net loss	-	-	-	(4,160)	-	-	(4,160)
Balance as of December 31, 2013	32,494,575	$137	$92,301	$(36,179)	$703	$(43)	$56,919

Employee options exercised	641,727	3	1,742	-	-	-	1,745
Stock-based compensation expense related to employees and non-employees	-	-	3,468	-	-	-	3,468
Accumulated other comprehensive loss	-	-	-	-	(1,075)	-	(1,075)
Net loss	-	-	-	(3,032)	-	-	(3,032)
Balance as of December 31, 2014	33,136,302	$140	$97,511	$(39,211)	$(372)	$(43)	$58,025

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 92

CLICKSOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	YEAR ENDED DECEMBER 31,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income	$(3,032)	$(4,160)	$7,488

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Income and expense items not involving cash flows:
Depreciation	2,854	2,593	2,144
Stock-based compensation	3,468	2,744	2,534
Amortization of acquired intangible assets	1,092	278	714
Impairment of acquired intangible assets	-	174	-
Severance pay, net	(231)	288	399
Gain on marketable securities	(1,536)	(429)	(146)
Loss on sale and disposal of property and equipment	118	-	-
Other	17	92	13

Changes in operating assets and liabilities:
Trade receivables	(856)	(698)	1,586
Deferred taxes	(1,180)	(2,310)	(540)
Other receivables	881	(809)	(104)
Accounts payable and accrued expenses	(1,591)	1,171	2,928
Deferred revenues	(963)	7,512	(807)
Net cash (used in) provided by operating activities	$(959)	$6,446	$16,209

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment	$(2,544)	$(3,502)	$(2,490)
Acquisition of subsidiary (a)	(12,116)	-	-
Decrease (increase) in deposits, net	5,533	20,858	(1,595)
Investments in marketable securities	(7,469)	(15,686)	(7,459)
Proceeds from sales of marketable securities	21,736	9,164	2,915
Net cash provided by (used in) investing activities	$5,140	$10,834	$(8,629)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of long-term debts	$(667)	$-	$-
Dividend paid	-	(6,723)	(10,120)
Employee options exercised	1,745	1,996	650
Net cash provided by (used in) financing activities	$1,078	$(4,727)	$(9,470)

Increase (decrease) in cash and cash equivalents	$5,259	$12,553	$(1,890)
Cash and cash equivalents at beginning of year	25,346	12,793	14,683
Cash and cash equivalents at end of year	$30,605	$25,346	$12,793

(a) Acquisition of subsidiary

Working capital (excluding cash and cash equivalents)	$1,113	$-	$-
Property and equipment	445	-	-
Intangible assets	11,398	-	-
Long-term debt	(840)	-	-
	$12,116	$-	$-

Supplemental cash flow information:
Cash paid for Taxes	$710	$2,052	$692
Cash paid for Interest	$-	$-	$1

The accompanying notes are an integral part of these consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 93

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share amounts)

NOTE 1 – GENERAL

1.	ClickSoftware Technologies Ltd. (the "Company" or "ClickSoftware") was incorporated in Israel and is a leading provider of software products and solutions for workforce management and optimization. The Company's products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable its customers to more efficiently manage their service operations in a scalable, integrated manner.

The Company's Service Optimization Suite is designed to increase service revenue and customer responsiveness while reducing costs. The Company's Service Optimization Suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, mobile workforce management, shift planning and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution. The following comprise the individual products of the above suites: ClickSchedule, ClickAnalyze, ClickDashboard, ClickMobile, ClickLocate, ClickContact, ClickRoster, ClickPlan and ClickForecast. The Company provides a cloud-based offering of its Service Optimization Suite, which aims at the large market enterprise customers with ClickWorkforce, ShiftExpert and StreetSmart, which aim at the small and mid-size company markets.

2.	In March 2014, the Company acquired Xora Inc. (“Xora”) with its subsidiaries, a cloud-based market leader in mobile workforce management for total consideration of $ 14.4 million. Due to the acquisition the Company obtained $2.3 million in cash. In accordance to ASC 805 (“Business Combinations”), total purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Current assets, net	$2,990
Core technology	2,991
Customer relationship	2,377
Trade name	403
Goodwill	5,627
$14,388

Purchase price allocation considered, among other factors, the intention of future use of acquired assets, analysis of historical financial performance and estimates of future performance of Xora’s products. The fair value of intangible assets was based on a third party valuator using the income approach and assumptions provided by management. The following table sets forth the components of intangible assets associates with Xora acquisition:

	Fair Value	Useful life amortization

Core technology	$2,991	6.5 years
Customer relationship	2,377	2.5 years
Trade name	403	5 years
	$5,771

3.	The following unaudited pro forma financial statements presents the Company’s combined revenues and net loss as if Xora had been acquired as of the beginning of 2013. The pro forma financial information includes the accounting effects of the business combination, including adjustments to the amortization of intangible assets and depreciation of property, plant and equipment. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had Xora been acquired as of the beginning of 2013.

	2014	2013

Revenues	$129,039	$123,877
Net loss	$2,717	$4,741

20-F ClickSoftware Technologies Ltd.	Page 94

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the United States (ClickSoftware, Inc. a wholly owned subsidiary of ClickSoftware Europe Limited and Xora, Inc. a wholly owned subsidiary of ClickSoftware Inc.), in the United Kingdom (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.), in Australia (ClickSoftware Australia Pty. Ltd., a wholly owned subsidiary of ClickSoftware, Inc. and Xora Australia Pty Ltd a wholly owned subsidiary of Xora Inc.), in India (ClickSoftware India Private Limited and Xora Software Systems Private Limited, a wholly owned subsidiary of Xora, Inc.), in South Africa (ClickSoftware Technologies (Pty) Ltd), in Brazil (ClickSoftware Brazil Soluções em Gestão de Forças de Trabalho Ltda.) and in Russia (ClickSoftware Limited Liability Company).

The subsidiaries are primarily engaged in the sale and marketing of the Company's products in the Americas, EMEA (Europe, Middle East and Africa but not including Israel) and the rest of the world. All intercompany balances and transactions have been eliminated.

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

20-F ClickSoftware Technologies Ltd.	Page 95

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

Identifiable Intangible Assets

Intangible assets representing primarily core technology, customer relationships and trade names are recorded at cost less accumulated amortization as outlined in Note 8. Intangible assets are amortized over their estimated economic useful lives ranging from 2.5 to 6.5 years.

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

20-F ClickSoftware Technologies Ltd.	Page 96

Revenue recognition

We derive revenues from the licensing of our software products and the provision services such as consulting, support and cloud transactions. According to ASC No. 985-605 ("Software Revenue Recognition") (“ASC 985-605”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fees are fixed and determinable and collection of the fees is considered probable.

The Company accounts for software sales in accordance with ASC 985-605. For multiple-element arrangements that are comprised of software elements and related services, the Company determines the value of the software component using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements (such as consulting, training and post-contract customer support). According to the residual method, consideration is allocated to undelivered elements based on VSOE of those elements, with the residual of the arrangement fee allocated to, and recognized as, software license revenue.

Revenue from software licenses that require significant customization, integration or implementation are recognized based on ASC 605-35 ("Construction-Type and Production-Type Contracts") using the percentage-of-completion method, based on the ratio of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract. Revisions to estimates are reflected in the period in which changes become known. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are first determined, for the estimated loss amount of the entire contract.

The Company’s cloud products generally provide customers access to the Company’s software within a cloud-based information technology environment that the Company manage and offer to customers on a subscription basis. The Company recognizes revenue for subscription and related support services over the contract period originating when the subscription service is made available to the customer and the contractual hosting period has commenced. The Company does not provide the customer with the contractual right to take possession of the software at any time during the hosting period nor is the customer allowed to run the software using third party hosting vendor.

The Company’s cloud multiple-element arrangements are typically comprised of subscription, support and fees for consultation services. For multiple-element arrangements comprised only of non-software components and related services, the Company allocates revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. The total transaction revenue is allocated to the multiple elements based on each element's relative selling price compared to the total selling price.

Consulting services revenues are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided. Post-contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the arrangement, usually one year. The Company measures the VSOE according to the price charged when element is sold separately. For consulting and training, the Company determines VSOE based on the fixed hourly/daily rate charged in stand-alone service transactions. For post-contract customer support, the Company determines the VSOE based on the renewal rate method.

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

20-F ClickSoftware Technologies Ltd.	Page 97

Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of options to purchase shares, excluded from the calculations of diluted net income per share, were 0, 0 and 1,242,416 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Recent accounting pronouncements

In May, 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued their final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB and as IFRS 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

•	Identify the contract(s) with a customer (step 1).
•	Identify the performance obligations in the contract (step 2).
•	Determine the transaction price (step 3).
•	Allocate the transaction price to the performance obligations in the contract (step 4).
•	Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition. ASU No. 2014-09 is effective for fiscal years and interim periods beginning after December 15, 2016. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

20-F ClickSoftware Technologies Ltd.	Page 98

NOTE 3 — SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	DECEMBER 31,
	2014	2013

Bank deposits (1)	$3,205	$9,001
Marketable securities - government and corporate bonds (2)	9,855	15,203
Marketable securities – equities (3)	-	7,383
	$13,060	$31,587

(1) The bank deposits bear interest at an average annual rate of 1.5% and 2.1% for 2014 and 2013, respectively.

(2) The Bonds provide a yield at an average annual rate of 0.8% and 1.5% for 2014 and 2013, respectively.

(3) Unrealized net gains are immaterial.

NOTE 4 — TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A.	Trade receivables
	DECEMBER 31,
	2014	2013

Accounts receivables billed	$25,341	$20,190
Accounts receivables unbilled	1,113	2,800
Allowance for doubtful accounts	(605)	(500)
Trade receivables, net	$25,849	$22,490

B.	Allowance for doubtful accounts
	DECEMBER 31,
	2014	2013

Balance at beginning of year	$500	$738
Change of allowance	177	(97)
Write-off	(72)	(141)
Balance at year end	$605	$500

20-F ClickSoftware Technologies Ltd.	Page 99

NOTE 5 — OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31,

	2014	2013

Prepaid expenses	$3,010	$1,675
Government receivables	793	1,533
Employees	345	467
Other	177	951
	$4,325	$4,626

Other receivables and prepaid expenses – Short term	$3,957	$4,408
Other receivables and prepaid expenses – Long term	368	218
	$4,325	$4,626

NOTE 6 — LONG-TERM DEPOSITS

	DECEMBER 31,
	2014	2013

Bank deposits (see also Note 11A)	$1,335	$1,072
	$1,335	$1,072

The bank deposits bear interest at an average annual rate of 1.5% and 2.1% for 2014 and 2013, respectively.

NOTE 7 — ACCRUED SEVERANCE PAY

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

Severance pay expenses amounted to $1,518, $1,932 and $1,632 for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Goodwill:
	DECEMBER 31,
	2014	2013

Balance as of January 1	$1,572	$1,572
Changes during year:
Additions (*)	5,627	-
Balance as of December 31	$7,199	$1,572

(*) In March 2014, the Company acquired Xora, Inc. For further details see Note 1.

20-F ClickSoftware Technologies Ltd.	Page 100

B.	Identifiable intangible assets, net:

		DECEMBER 31,
	Useful life	2014	2013
Original amount
Core technology	6.5 years	$2,991	$1,507
In process research & development		-	472
Customer relationship	2.5 years	2,377	1,007
Non-compete		-	127
Trade name	5 years	403	-
		$5,771	$3,113
Accumulated amortization		1,092	3,113
Identifiable intangible assets, net		$4,679	$-

C.	Goodwill and other intangible assets impairment testing

The Company performs annual impairment tests in the fourth quarter. For impairment testing the Company identified one separate reporting unit: ClickSoftware. No events or changes in circumstances indicating intangible assets impairment were detected during 2014.

NOTE 9 — PROPERTY AND EQUIPMENT, NET

	DECEMBER 31,
	2014	2013
Cost
Computers and office equipment	$13,800	$10,928
Leasehold improvements	3,098	2,992
	$16,898	$13,920
Accumulated depreciation	11,919	8,897
Property and equipment, net	$4,979	$5,023

NOTE 10 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31,
	2014	2013

Suppliers	$6,481	$4,720
Employee and related costs	9,518	9,235
Government commitment and other	2,665	3,752
	$18,664	$17,707

NOTE 11 — COMMITMENTS AND CONTINGENCIES

A.	The Company has entered into standby letters of credit agreements with banks and financial institutions relating to the guarantee of future performance on certain contracts. As of December 31, 2014, contingent liabilities on outstanding letter of credit agreements which expire after December 31, 2015 were approximately $0.9 million in the aggregate. The letters of credit are secured by $0.9 million in deposits to cover any potential payments under the guarantees.

20-F ClickSoftware Technologies Ltd.	Page 101

B.	The Company operates from leased facilities in Israel, the United States, United Kingdom, Germany, India, Australia and Brazil. The leases for these facilities expire in the years 2015 through 2021. Minimum future rental payments, as of December 31, 2014 are as follows:

2015	$3,947
2016	2,218
2017	1,543
2018-2021	1,312
$9,020

Rent expense amounted to $4,104, $3,527 and $2,442 for the years ended December 31, 2014, 2013 and 2012, respectively. The Company has a lease for approximately 61,500 square feet of office space in Petach Tikva, Israel. The Company has a lease for office space in Burlington, Massachusetts for approximately 25,000 square feet. The Company has a lease for office space in Burnham, United Kingdom for approximately 11,500 square feet. The Company has a lease for office space in Melbourne, Australia for approximately 10,000 square feet. The Company has a lease for office space in Gurgaon, India for approximately 22,000 square feet. The Company has a lease for office space in Irvine, California for approximately 9,000 square feet. The Company also has additional leased smaller offices in the United States, India and Brazil for approximately 24,000 square feet.

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

Under the Plan and its sub-plans, the Company granted options to purchase 1,491,600, 1,241,000 and 794,000 Ordinary Shares at an average exercise price of $7.99, $7.25 and $10.38 for the years ended December 31, 2014, 2013 and 2012, respectively.

20-F ClickSoftware Technologies Ltd.	Page 102

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

In accordance with the 2010 ASM resolutions, the Company granted an aggregate of 48,000 RSUs to independent directors in each of the years 2011-2013.

In accordance with the June 19, 2014 Annual Shareholders Meeting (“2014 ASM”) resolutions, the Chairman of the Board is to receive up to 120% of the yearly RSU grant.

In accordance with the 2014 ASM resolutions, in 2014, the Company granted an aggregate of 49,600 RSUs to independent directors.

In the years ended December 31, 2014, 2013 and 2012, the board of directors and shareholders at the annual meetings approved a total grant of an option to the Company chairman to purchase 280,000 ordinary shares.

During the years 2003-2012, the board of directors decided to increase the reserve for grants under the Plan, by 7,097,269 options (and RSUs).

A summary of the status of the Company's stock option plans as of December 31, 2014, 2013 and 2012 and changes during the years then ended is as follows:

	OPTIONS AND RSUs AVAILABLE FOR GRANT	OUTSTANDING OPTIONS AND RSUs	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE ($)	WEIGHTED- AVERAGE FAIR VALUE OF OPTION
Outstanding at December 31, 2011	2,820,387	3,021,809	4.56
Increase in option pool, net	516,691	-	-
Granted	(794,000)	794,000	10.38	$5.20
Forfeited	89,331	(89,331)	10.04
Exercised	-	(286,054)	2.21
Outstanding at December 31, 2012	2,632,409	3,440,424	5.96
Increase in option pool, net	800,000	-	-
Granted	(1,241,000)	1,241,000	7.25	$3.64
Forfeited	241,605	(241,605)	8.52
Exercised	-	(839,633)	2.38
Outstanding at December 31, 2013	2,433,014	3,600,186	6.95
Granted	(1,491,600)	1,491,600	7.99	$3.32
Forfeited	566,096	(566,096)	9.10
Exercised	-	(641,727)	2.72
Outstanding at December 31, 2014	1,507,510	3,883,963	7.73

20-F ClickSoftware Technologies Ltd.	Page 103

The following table summarizes information about options outstanding and exercisable as of December 31, 2014:

	OPTIONS AND RSUs OUTSTANDING				OPTIONS AND RSUs EXERCISABLE

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2014		WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2014	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE
0.01	24,800	*	6.4	$0.01	-	-	-
1.67 – 2.00	123,124		0.5	$1.91	123,124	0.5	$1.91
2.55 – 4.43	160,060		1.2	$2.77	160,060	1.2	$2.77
5.16 – 6.77	192,235		2.1	$5.64	192,235	2.1	$5.64
7.06 – 7.65	1,877,892		5.5	$7.21	539,809	4.0	$7.20
8.00 – 8.41	472,187		3.4	$8.23	306,395	3.0	$8.21
9.47 – 9.71	626,041		3.6	$9.52	373,999	3.2	$9.54
10.13 - 12.98	407,624		4.6	$11.96	183,812	3.9	$12.98
	3,883,963				1,879,434

*RSUs

As of December 31, 2014, the aggregate intrinsic value for the options exercisable was $2.9 million with a weighted-average remaining contractual life of 2.6 years. Additionally, there were 2.0 million options expected to vest with a weighted-average exercise price of $7.94 and an aggregate intrinsic value of $1.7 million with a weighted-average remaining contractual life of 6.4 years.

The weighted average fair value of options exercisable as of the years ended December 31, 2014, 2013 and 2012 was $3.81, $3.3 and $2.6, respectively.

The aggregate intrinsic value for the options exercised during 2014, 2013 and 2012 was $3.4 million, $3.9 million and $1.9 million, respectively.

E.	Stock-based compensation expenses

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations for the years ended December 31, 2014, 2013 and 2012:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012

Cost of revenues	$434	$357	$312
Research and development expenses	489	292	254
Selling and marketing expenses	997	750	611
General and administrative expenses	1,548	1,345	1,357
Total	$3,468	$2,744	$2,534

The unrecognized stock-based compensation cost calculated under the fair value method for shares incentives expected to vest (unvested shares net of expected forfeitures) as of December 31, 2014 was approximately $6.9 million and is expected to be recognized over a weighted-average period of 2 years.

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the "Black-Scholes option pricing" method with the following weighted-average assumptions: (1) expected life of 4.8 years (2013 – 4.8, 2012 – 4.8); (2) dividend yield of 0% (2013 – 1.9%, 2012 – 3.2%); (3) expected volatility of 43% (2013 – 55%, 2012 – 57%); and (4) risk-free interest rate of 1.6% (2013 – 1.9%, 2012 – 1.4%).

F.	Dividend

During 2012, the Company declared a cash dividend to its shareholders in the amount of $7.5 million ($0.24 per share) and distributed a cash dividend of $10 million ($0.32 per share).

During 2013, the Company declared a cash dividend to its shareholders in the amount of $6.7 million ($0.21 per share) and distributed a cash dividend of $6.7 million ($0.21 per share).

20-F ClickSoftware Technologies Ltd.	Page 104

NOTE 13 — SEGMENT REPORTING

The Company accounts for its segment information in accordance with the provisions of ASC 280 ("Segment Reporting") (“ASC 280-10”). ASC 280-10 requires disclosures of selected segment-related financial information about geographic areas and major customers based on the Company’s internal accounting methods. The Company operates in one segment - the design, development, and marketing of software solutions. The Company's revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012
Revenue
Americas	$76,264	$50,573	$60,123
EMEA	40,210	42,548	32,888
Asia Pacific	9,562	9,815	6,579
Israel	177	245	456
	$126,213	$103,181	$100,046

Long-lived assets by geographical areas are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012
Property and Equipment, Net
Americas	$1,903	$795	$662
EMEA	451	634	421
Asia Pacific	845	1,145	411
Israel	1,780	2,449	2,712
	$4,979	$5,023	$4,206

The Company's major customer - as percentage of total sales is as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012
	%	%	%

Customer A	10	12	11

NOTE 14 – TAXES ON INCOME (TAX BENEFIT)

A.	Company

During its years of operation, the Company has operated under the various benefits of the Law for the Encouragement of Capital Investment (1959) (the “Investment Law”) and its amendments. Part of the Company's investment programs in equipment received approvals ("Approved Enterprise" status) in accordance with the Investment Law. The Company elected to receive its benefits through the "Alternative Benefits" track, and, as such, was eligible for various benefits such as a full tax exemption on undistributed income in relation to income derived from the first program for a period of 2 years, and for the second and third programs for a period of 4 years, and a 25% tax rate on its income for an additional period of up to 5 years for the first program, and 3 years for the second and third programs, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits were extended to 10 years, and in the case of foreign investment ranging from 49% to 100%, the tax rate was reduced on a sliding scale to 10%. An additional benefit included accelerated depreciation of fixed assets used in the investment program. The benefits were subject to the fulfillment of the conditions of the letter of approval received from the Investment Center. The first, second and third programs’ benefit periods have expired.

20-F ClickSoftware Technologies Ltd.	Page 105

In 2005, an amendment to the Investment Law came into effect (the “2005-Amendment"), which significantly changed the provisions of the Investment Law. The “2005-Amendment” enabled companies to obtain the benefits on a self-assessment basis without applying for a Letter of Approval from the Investment Center. The 2005-Amendment also limited the scope of enterprises which may be eligible for a “Privileged Enterprise” status by setting criteria for the qualification of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income are derived from export. However, the Investment Law provided that terms and benefits included in any letter of approval previously granted remain subject to the provisions of the Investment Law as it were on the date of such letter of approval. Therefore, companies with Approved Enterprise programs were generally not subject to the provisions of the Amendment on those programs. As a result of the “2005-Amendment”, tax-exempt income generated under the provisions of the Privileged Enterprise, will subject the Company to taxes upon distribution or liquidation.

In 2006, 2007 and 2008 the Company received approval as a Privileged Enterprise under the 2005-Amendment to its Fourth, Fifth and Sixth plans, respectively. The Company generated exempt income for all plans as a Privileged Enterprise starting in 2011 and throughout 2012. Following the Company’s election in 2013 to become a Preferred Enterprise under the 2011-Amendment, as described below, these plans no longer apply.

In 2011, new legislation amending to the Investment Law was adopted (the “2011-Amendment”). Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of qualifying “Industrial Companies” (requirement of a minimum export of 25% of the company's total turnover) which are deemed Preferred Enterprises, as opposed to the benefits under the previous language of the Investment Law, which were limited to income from Approved Enterprises or Privileged Enterprises during their benefits period. Under the 2011-Amendment, the uniform tax rate during 2011-2012 was 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel, in 2013 7% and 12.5%, respectively, and from 2014,  9% and 16%, respectively. The profits of these Industrial Companies can be distributable as dividends without any additional taxation to the distributing company, subject to a 15% withholding tax, and 20% withholding tax for distributions occurring after January 1, 2014 (or a lower rate, under an applicable tax treaty). According to the 2011-Amendment, a company could not apply for a Privileged Enterprise plan after December 31, 2012.

Under the transition provisions of the 2011-Amendment, a company may irrevocably elect to implement the provisions of the 2011-Amendment by waiving its benefits provided under the Investment Law as an Approved Enterprise or Privileged Enterprise, or, alternatively, remain subject to the benefits provided by those plans until their expiration.

In 2013, the Company filed its election to transition to the Preferred Enterprise status under the 2011-Amendment, and waived its remaining benefits under the previous Privileged Enterprise programs.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the Letters of Approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Income not eligible for Investment Law benefits mentioned above was subject to the standard corporate income tax rate of 26.5% in 2014 and 25% in 2013.

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its Approved Enterprise and Privileged Enterprise status, the Company would have to pay corporate tax of 10% - 25% on the income from which the dividend was distributed based on the extent to which non-Israeli shareholders held the Company’s shares during the years in which income was exempt. A 15% withholding tax may be deductible from dividends distributed to the recipients.

During 2011 and 2012, the Company had exempt earnings attributable to Approved Enterprise and Privileged Enterprise plans.

20-F ClickSoftware Technologies Ltd.	Page 106

During the years 2011 and 2012, the Company distributed dividends in the aggregate amount of $17.5 million. Such distributions were paid from the Company earnings which were not derived from Approved Enterprises or Privileged Enterprise earnings, and as such did not result in additional Israeli tax liabilities for the Company.

In November 2012, a temporary amendment to the Investment Law was enacted to incentivize companies to pay taxes on those Approved Enterprises and Privileged Enterprise earnings as if distributed, and effectively release the earnings from any further tax liabilities at the company level. The amendment, although not mandatory, offered lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to the Company is approximately 6%. During 2013, the Company elected to use the incentive available under the amendment, releasing 2011 tax-exempt earnings of $12.2 million for future dividend distributions, by paying tax of $0.7 million. The Company distributed during 2013 a dividend in the amount of $6.7 million.  Part of this dividend was under the release of 2011 tax-exempt earnings, and therefore, although paid from Approved Enterprises and Privileged Enterprise earnings, such distribution did not result in additional Israeli tax liability to the company. A deferred tax provision was included in the Company financial statements for the year ended December 31, 2012.

Except for 2011 Approved Enterprise profits as explained above, the Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the board of directors have not yet determined to pay any dividend in the future from those earnings. Accordingly, such earnings have been considered to be permanently reinvested.

B.	Tax assessments

Final tax assessments in Israel and in the United States have been received up to and including the 2011 tax year.

C.	Deferred taxes

Deferred tax assets, net consist of the following significant items:

	DECEMBER 31,
	2014	2013

Net operating loss carry forwards of non-Israeli subsidiaries	$5,347	$2,092
Net operating loss carry forwards In Israel*	910	768
R&D cost temporary differences	1,080	991
Other temporary differences	3,443	2,016
Deferred tax assets before valuation allowance	$10,780	$5,867
Valuation allowance	(5,840)	(2,107)
Deferred tax assets, net of allowance	$4,940	$3,760

* Based on 18% tax rate for 2015

Presentation in balance sheets:

	DECEMBER 31,
	2014	2013

Current deferred tax asset, net	$1,680	$1,740
Non-current deferred tax asset, net	3,280	2,060
Non-current deferred tax liability, net	(20)	(40)
	$4,940	$3,760

20-F ClickSoftware Technologies Ltd.	Page 107

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since in previous years the realization of the net operating loss carry-forwards and deductible temporary differences was less likely than not, a valuation allowance has been established for the full amount of the tax benefits. From 2008, based on historical taxable income from continuing operations and projections for future taxable income, the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of a tax benefit of $831 (not including deferred tax asset from the Xora purchase of $349) and $2,310 in 2014 and 2013, respectively.

As of December 31, 2014, net operating loss carry forwards in Israel amounted to approximately $4.9 million and in the United States $95 million attributable to the federal tax , approximately $1.0 million attributable to state tax in the United States and approximately $1.5 million attributable to Brazil. The tax loss carry-forwards in the United States expire from 2015 through 2029. Utilization of U.S. net operating losses would be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations would result in the expiration of part of net operating losses before utilization. Therefore, the amounts included in the deferred taxes above represent only the portion of carryforward losses which is not expected to expire due to these limitations. There are no material other tax loss carry-forwards in other subsidiaries of the Company.

Deferred tax has not been provided on the following items:

(1) Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

(2) As for the year ended December 31, 2014, the amount of earnings subject to additional taxes for which deferred taxes were not provided was $16.3 million and the potential tax liability was in the amount of $2.4 million. The Company may avoid the tax liability if distribution is not made or is made from resources other than exempt earnings from Approved Enterprises or Privileged Enterprises with those earnings permanently reinvested. The Company has not provided deferred taxes, as management and the board of directors have not yet determined to pay any dividend from these earnings in the future. Accordingly, such earnings have been considered to be permanently reinvested.

(3) Dividends distributable from the income of foreign subsidiaries of the Company, as the Company does not expect these subsidiaries to distribute dividends from currently accumulated profits with tax costs in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes of about $0.8 million on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

D.	Israel and International components of income profit before taxes

	YEAR ENDED DECEMBER 31,
	2014	2013	2012

Israel	$(991)	$(10,274)	$4,482
International	(2,089)	5,190	3,175
	$(3,080)	$(5,084)	$7,657

E.	Income taxes included in the statement of operations

	YEAR ENDED DECEMBER 31,
	2014	2013	2012

Current taxes	$783	$642	$709
Tax payment for previous years retained earnings (*)	-	744	-
Deferred taxes	(831)	(2,310)	(540)
	$(48)	$(924)	$169

(*) See Note 14.A above

20-F ClickSoftware Technologies Ltd.	Page 108

F.	Tax reconciliation

A reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013	2012

Net (loss) income before tax	$(3,080)	$(5,084)	$7,657

Statutory tax rate	26.5%	25%	25%

Theoretical tax	(816)	(1,271)	1,914

Change in taxes resulting from effect of “Privileged Enterprise” status	(770)	(207)	(1,238)
Change in taxes resulting from taxation in foreign jurisdictions	876	64	(374)
Non-deductible expenses	985	797	168
Change in valuation allowance	(319)	(40)	(319)
Other	(4)	(267)	18
	$768	$347	$(1,745)

Actual tax (benefit) expense	$(48)	$(924)	$169

G.	Uncertain tax positions

As of December 31, 2014, the Company maintains 3 uncertain tax positions accruals in the amounts of $103, $103 and $162.

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

20-F ClickSoftware Technologies Ltd.	Page 109

Item 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1 (1)	Memorandum of Association reflecting amendments integrated into the text as amended and restated as of July 15, 2010 (English translation from the official, original version in Hebrew)
1.2 (1)	Articles of Association of ClickSoftware Technologies Ltd., amended and restated as of July 15, 2010
4.1 (2)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
4.2 (3)	2000 Share Incentive Plan, as amended and restated as of July 15, 2010
4.3 (2)	2000 Employee Share Purchase Plan
4.4 (4)	Amended Form of Indemnification Agreement
4.5 (3)	Management and Consulting Agreements for Moshe BenBassat effective as of January 1, 2010
4.6 (3)	2003 Israeli Share Incentive Plan, as amended and restated as of July 15, 2010
4.7 (5)	Form of 2000 Unapproved U.K. Share Scheme, as amended
4.8	Form of 2000 U.K. Share Scheme, as amended
4.9(6)	Agreement and Plan of Merger by and among Xora, Inc., Ajax Acquisition Corporation, ClickSoftware, Inc., Ned Carlson, as stockholder representative, and the signing stockholders party thereto, dated February 17, 2014
4.10 (5)	Summary of Material Terms of the Lease Agreement (originally in Hebrew) effective as of May 30, 2007 by and between ClickSoftware Technologies Ltd. and Azorim M.L.L. Industries Ltd. related to premises in Petach Tikva, Israel
8.1	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, furnished herewith
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, furnished herewith
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101	The following materials from our Annual Report on Form 20-F for the year ended December 31,2014 formatted in XBRL (eXtensible Business Reporting Language) are filed herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

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

(4) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 16, 2008.

(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 22, 2004.

(6) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the SEC on April 9, 2014.

20-F ClickSoftware Technologies Ltd.	Page 110

SIGNATURES

ClickSoftware Technologies Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Joel Jeselsohn

Joel Jeselsohn
Chief Financial Officer

Date:	March 25, 2015

20-F ClickSoftware Technologies Ltd.	Page 111